Execution Version NOTICE: Under the Irish Credit Reporting Act 2013 lenders are required to provide personal and credit information for credit appli- cations and credit agreements of €500 and above to the Irish Central Credit Register. This information will be held on the Irish Central Credit Register and may be used by other lenders when making decisions on your credit applications and credit agreements The Central Credit Register is owned and operated by the Central Bank of Ireland. For more information about the register, includ- ing your rights and duties under the Credit Reporting Act 2013 and on how your data is processed, please see www.centralcredit- register.ie. Under the Credit Reporting Act you are entitled to: - get a copy of your credit record from the Central Bank (for sole traders and individuals this will be free and for companies the first credit report each calendar year is free) ; -correct any errors on your credit record; -tell the Central Bank if you suspect you may have been impersonated, and -ask the Central Bank to add a short explanation written by you to your credit record. AMENDED AND RESTATED CREDIT AGREEMENT dated as of May 1, 2025, among NORDIC FRUIT HOLDING AB, TOTAL PRODUCE USA HOLDINGS INC., FINANTIC LIMITED, DOLE FOOD COMPANY, INC. and DOLE PLC, as Borrowers, Each other Borrower Party Hereto From Time to Time, The Lenders Party Hereto From Time to Time, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent and as Collateral Agent, and AGFIRST FARM CREDIT BANK as Farm Credit Administrative Agent ___________________________ COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, BOFA SECURITIES, INC., ALLIED IRISH BANKS, P.L.C., THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND, CITY NATIONAL BANK, DANSKE BANK A/S, IRISH BRANCH, JPMORGAN CHASE BANK, N.A., LONDON BRANCH, and THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as Joint Lead Arrangers for the Pro Rata Facilities COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, BOFA SECURITIES, INC., and ALLIED IRISH BANK, as Joint Bookrunners for the Pro Rata Facilities U.S. BANK NATIONAL ASSOCIATION, HSBC CONTINENTAL EUROPE, as Co-Documentation Agents for the Pro Rata Facilities AGFIRST FARM CREDIT BANK, and AGSOUTH FARM CREDIT, ACA, as Joint Bookrunners and Joint Lead Arrangers for the Farm Credit Term Loan Facility Exhibit 99.1 TABLE OF CONTENTS Page ARTICLE I Definitions SECTION 1.01. Defined Terms .................................................................................................................. 1 SECTION 1.02. Classification of Loans and Borrowings ........................................................................ 67 SECTION 1.03. Terms Generally ............................................................................................................. 67 SECTION 1.04. Accounting Terms; GAAP ............................................................................................. 68 SECTION 1.05. Payments or Performance on Business Days ................................................................. 70 SECTION 1.06. Rounding ........................................................................................................................ 70 SECTION 1.07. Additional Alternative Currencies.................................................................................. 70 SECTION 1.08. Change of Currency ....................................................................................................... 71 SECTION 1.09. Times of Day .................................................................................................................. 72 SECTION 1.10. Letter of Credit Amounts ............................................................................................... 72 SECTION 1.11. Exchange Rates .............................................................................................................. 72 SECTION 1.12. Administrative Agents .................................................................................................... 72 SECTION 1.13. Pro Forma Calculations .................................................................................................. 73 SECTION 1.14. Dutch Terms ................................................................................................................... 74 SECTION 1.15. Irish Terms ..................................................................................................................... 75 SECTION 1.16. Danish Terms ................................................................................................................. 75 SECTION 1.17. Swedish Terms ............................................................................................................... 75 SECTION 1.18. Pro Rata Rates ................................................................................................................ 76 ARTICLE II The Credits SECTION 2.01. Commitments ................................................................................................................. 76 SECTION 2.02. Loans and Borrowings ................................................................................................... 77 SECTION 2.03. Requests for Borrowings ................................................................................................ 79 SECTION 2.04. Swingline Loans ............................................................................................................. 81 SECTION 2.05. Letters of Credit ............................................................................................................. 83 SECTION 2.06. Funding of Borrowings .................................................................................................. 91 SECTION 2.07. [Reserved] ...................................................................................................................... 92 SECTION 2.08. Termination and Reduction of Commitments ................................................................ 92 SECTION 2.09. Repayment of Loans; Evidence of Debt ......................................................................... 93 SECTION 2.10. Prepayment of Loans ...................................................................................................... 94 SECTION 2.11. Fees ................................................................................................................................ 97 SECTION 2.12. Interest ............................................................................................................................ 98 SECTION 2.13. Alternate Rate of Interest; Illegality; Benchmark Replacement ..................................... 99 SECTION 2.14. Increased Costs ............................................................................................................. 102 SECTION 2.15. Break Funding Payments ............................................................................................. 103 SECTION 2.16. Taxes ............................................................................................................................ 104 SECTION 2.17. Payments Generally; Pro Rata Treatment; Sharing of Setoffs ..................................... 109 SECTION 2.18. Mitigation Obligations; Replacement of Lenders ........................................................ 111 SECTION 2.19. Expansion Option ......................................................................................................... 111 SECTION 2.20. Extended Term Loans and Extended Revolving Commitments .................................. 114 SECTION 2.21. Judgment Currency ...................................................................................................... 116 SECTION 2.22. Defaulting Lenders ....................................................................................................... 116 SECTION 2.23. Refinancing Amendments ............................................................................................ 119 -iii- ARTICLE III Representations and Warranties SECTION 3.01. Organization; Powers; Subsidiaries ............................................................................. 119 SECTION 3.02. Authorization; Enforceability ....................................................................................... 120 SECTION 3.03. Governmental Approvals; No Conflicts ....................................................................... 120 SECTION 3.04. Financial Statements; No Material Adverse Change ................................................... 120 SECTION 3.05. Properties ...................................................................................................................... 121 SECTION 3.06. Litigation ...................................................................................................................... 121 SECTION 3.07. Compliance with Laws and Agreements ...................................................................... 121 SECTION 3.08. Investment Company Status ......................................................................................... 121 SECTION 3.09. Taxes ............................................................................................................................ 121 SECTION 3.10. Solvency ....................................................................................................................... 122 SECTION 3.11. Environmental Matters ................................................................................................. 122 SECTION 3.12. Labor Relations ............................................................................................................ 122 SECTION 3.13. Disclosure ..................................................................................................................... 122 SECTION 3.14. Federal Reserve Regulations ........................................................................................ 123 SECTION 3.15. Security Interests .......................................................................................................... 123 SECTION 3.16. Anti-Terrorism Laws .................................................................................................... 123 SECTION 3.17. Sanctions ...................................................................................................................... 123 SECTION 3.18. Anti-Corruption Laws .................................................................................................. 123 SECTION 3.19. COMI Regulation ......................................................................................................... 123 SECTION 3.20. ERISA .......................................................................................................................... 123 SECTION 3.21. Group ............................................................................................................................ 124 ARTICLE IV Conditions SECTION 4.01. Initial Borrowing .......................................................................................................... 124 SECTION 4.02. Certain Other Borrowings ............................................................................................ 126 ARTICLE V Affirmative Covenants SECTION 5.01. Financial Statements and Other Information ................................................................ 127 SECTION 5.02. Notices of Material Events ........................................................................................... 128 SECTION 5.03. Existence; Conduct of Business ................................................................................... 129 SECTION 5.04. Payment of Taxes ......................................................................................................... 129 SECTION 5.05. Maintenance of Properties; Insurance .......................................................................... 129 SECTION 5.06. Inspection Rights .......................................................................................................... 130 SECTION 5.07. Compliance with Laws; Compliance with Agreements ............................................... 130 SECTION 5.08. Use of Proceeds ............................................................................................................ 130 SECTION 5.09. Additional Security and Guarantees ............................................................................. 131 SECTION 5.10. [Reserved] .................................................................................................................... 133 SECTION 5.11. [Reserved] .................................................................................................................... 133 SECTION 5.12. Designation of Subsidiaries .......................................................................................... 133 SECTION 5.13. Further Assurances ....................................................................................................... 133 ARTICLE VI Negative Covenants SECTION 6.01. Indebtedness ................................................................................................................. 134 SECTION 6.02. Liens ............................................................................................................................. 137 SECTION 6.03. Fundamental Changes .................................................................................................. 141 -iv- SECTION 6.04. Restricted Payments ..................................................................................................... 141 SECTION 6.05. Investments .................................................................................................................. 144 SECTION 6.06. Prepayments, Etc. of Indebtedness ............................................................................... 147 SECTION 6.07. Transactions with Affiliates ......................................................................................... 148 SECTION 6.08. Changes in Fiscal Year ................................................................................................. 149 SECTION 6.09. Financial Covenant ....................................................................................................... 149 SECTION 6.10. Restrictive Agreements ................................................................................................ 149 SECTION 6.11. Dispositions .................................................................................................................. 150 SECTION 6.12. Lines of Business ......................................................................................................... 152 SECTION 6.13. [Reserved] .................................................................................................................... 152 SECTION 6.14. Use of Proceeds ............................................................................................................ 152 ARTICLE VII Events of Default ARTICLE VIII The Administrative Agents and the Collateral Agent ARTICLE IX Miscellaneous SECTION 9.01. Notices .......................................................................................................................... 162 SECTION 9.02. Waivers; Amendments ................................................................................................. 164 SECTION 9.03. Expenses; Exculpation; Indemnity; Damage Waiver ................................................... 167 SECTION 9.04. Successors and Assigns ................................................................................................ 169 SECTION 9.05. Survival ........................................................................................................................ 174 SECTION 9.06. Counterparts; Integration; Effectiveness ...................................................................... 174 SECTION 9.07. Severability .................................................................................................................. 174 SECTION 9.08. Right of Setoff .............................................................................................................. 174 SECTION 9.09. Governing Law; Jurisdiction; Consent to Service of Process ...................................... 175 SECTION 9.10. WAIVER OF JURY TRIAL ..................................................................................... 176 SECTION 9.11. Headings ....................................................................................................................... 176 SECTION 9.12. Confidentiality .............................................................................................................. 176 SECTION 9.13. USA PATRIOT Act ..................................................................................................... 177 SECTION 9.14. Interest Rate Limitation ................................................................................................ 178 SECTION 9.15. No Fiduciary Duty ........................................................................................................ 178 SECTION 9.16. Acknowledgement and Consent to Bail-In of Affected Financial Institutions ............ 178 SECTION 9.17. Joint and Several Obligations; Administrative Borrower ............................................ 179 SECTION 9.18. Acknowledgement Regarding Any Supported QFCs .................................................. 179 SECTION 9.19. Keepwell ...................................................................................................................... 180 SECTION 9.20. Secured Hedge Agreement and Cash Management Obligations .................................. 180 SECTION 9.21. INTERCREDITOR AGREEMENTS .......................................................................... 181 SECTION 9.22. Parallel Liability ........................................................................................................... 181 SECTION 9.23. California Judicial Reference ....................................................................................... 182 SECTION 9.24. Waiver of Borrower Rights under Farm Credit Act; Patronage ................................... 182 SECTION 9.25. Erroneous Payments. .................................................................................................... 183 SECTION 9.26. Amendment and Restatement ....................................................................................... 185

SCHEDULES Schedule 1.01A – Agreed Security Principles Schedule 1.01B – Existing Letters of Credit Schedule 1.01C – Daily Compounded SOFR Formula Schedule 2.01 – Commitments Schedule 2.16(h) UK Treaty Lenders and UK Non-Bank Lenders Schedule 3.01 – Subsidiaries Schedule 3.05 – Material Real Property Schedule 3.06 – Litigation Schedule 5.09(d) – Post-Closing Matters Schedule 5.12 – Unrestricted Subsidiaries Schedule 6.01 – Existing Indebtedness Schedule 6.02 – Existing Liens Schedule 6.05(f) – Existing Investments Schedule 6.07 – Affiliate Transactions Schedule 9.01 – Administrative Agents’ Offices; Notices EXHIBITS: Exhibit A – Form of Assignment and Assumption Exhibit B – Form of Term Note Exhibit C – Form of Revolving Note Exhibit D – Form of U.S. Security Agreement Exhibit E – Form of Borrowing Request Exhibit F – Form of Swingline Loan Notice Exhibit G – Form of Compliance Certificate Exhibit H – Form of Junior Lien Intercreditor Agreement Exhibit I – Form of First Lien Intercreditor Agreement Exhibit J-1 – Form of U.S. Tax Certificate (For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes) Exhibit J-2 – Form of U.S. Tax Certificate (For Non-U.S. Participants That Are Partnerships For U.S. Federal Income Tax Purposes) Exhibit J-3 – Form of U.S. Tax Certificate (For Non-U.S. Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes) Exhibit J-4 – Form of U.S. Tax Certificate (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes) Exhibit K – Form of Borrower Joinder Exhibit L – Form of Solvency Certificate AMENDED AND RESTATED CREDIT AGREEMENT (this “Agreement”), dated as of May 1, 2025, among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Hold- ings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corpora- tion (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registra- tion number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Initial Borrowers”), each other Borrower that becomes party hereto after the date hereof, the LEND- ERS from time to time party hereto, and COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent and as Collateral Agent, and AGFIRST FARM CREDIT BANK, as Farm Credit Administrative Agent. RECITALS WHEREAS, the Initial Borrowers, certain other parties thereto as “Borrowers”, the lenders party thereto, Coöperatieve Rabobank U.A., New York Branch, as pro rata administrative agent and collateral agent, and Bank of America, N.A., as term “B” administrative agent, are parties to that certain Credit Agree- ment dated as of March 26, 2021 (as amended, restated, amended and restated, supplemented and/or other- wise modified prior to the date hereof, and as in effect on the date hereof, the “Existing Credit Agreement”); and WHEREAS, the Initial Borrowers, the Lenders, the Issuing Bank, and the Administrative Agents have agreed to amend and restate the Existing Credit Agreement in its entirety as, and in accordance with and subject to the terms and conditions, set forth herein. AGREEMENT NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual covenants set forth below, and intending to be legally bound, the parties hereto agree that the Existing Credit Agreement is hereby amended and restated, and agree as follows: ARTICLE I Definitions SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the mean- ings specified below: “Additional Borrowers” means any Restricted Subsidiary of the Company organized under the laws of the United States, upon execution and delivery of a Borrower Joinder Agreement by such Restricted Subsidiary; provided that the Company shall have delivered to the Administrative Agents any documenta- tion and other information about the applicable Additional Borrower as may be reasonably requested in writing by any Administrative Agent or any Lender through any Administrative Agent that such Adminis- trative Agent or such Lender, as applicable, reasonably determines is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act. “Additional Credit Extension Amendment” means an amendment to this Agreement (which may, at the option of the Administrative Agents and the Company, be in the form of an amendment or an amend- ment and restatement of this Agreement) providing for any Incremental Term Loans, Replacement Term Loans, Extended Term Loans, Increased Commitments or Extended Revolving Commitments which shall 2 be consistent with the applicable provisions of this Agreement relating to Incremental Term Loans, Re- placement Term Loans, Extended Term Loans, Increased Commitments or Extended Revolving Commit- ments, as applicable, and otherwise reasonably satisfactory to each Administrative Agent and the Company. “Adjusted Daily Compounded CORRA” means, with respect to any Eurocurrency Borrowing denominated in Canadian Dollars, an interest rate per annum equal to (a) the Daily Compounded CORRA, plus (b) 0.29547% for a one month Interest Period or 0.32138% for a three month Interest Period; provided that if the Adjusted Daily Compounded CORRA as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement. “Adjusted Eurocurrency Rate” means, (a) with respect to any Eurocurrency Borrowing (other than a Eurocurrency Borrowing denominated in Canadian Dollars) for any Interest Period, the greater of (i) an interest rate per annum equal to (x) the Eurocurrency Rate for such Interest Period multiplied by (y) the Statutory Reserve Rate and (ii) 0%, and (b) with respect to any Eurocurrency Borrowing denominated in Canadian Dollars, the Adjusted Term CORRA Rate. “Adjusted Term CORRA Rate” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) 0.29547% for a one month Interest Period or 0.32138% for a three month Interest Period; provided that if Adjusted Term CORRA Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement. “Administrative Agents” means each of the Pro Rata Administrative Agent and the Farm Credit Administrative Agent, as applicable, subject to Section 1.12. “Administrative Borrower” has the meaning provided in Section 9.17(b). “Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution. “Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Agent Parties” has the meaning provided in Section 9.01(c). “Agreed Security Jurisdiction” means each of Ireland, England, Denmark, the Netherlands and the United States. “Agreed Security Principles” means the agreed guarantee and security principles set forth on Schedule 1.01A. “Agreement” has the meaning provided in the introductory paragraph hereto, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time. “Alternative Currencies” means (a) Dollars, (b) Euros, (c) Sterling, (d) Canadian Dollars, (e) solely with respect to the Revolving Multicurrency Tranche 1 Facility, SEK and (f) such other currencies as are acceptable to each Revolving Multicurrency Lender of the applicable Class, and, solely with respect to the Revolving Multicurrency Tranche 1 Facility, each Issuing Bank and the Pro Rata Administrative Agent. “Alternative Currency Letter of Credit” means any Letter of Credit denominated in an Alternative Currency. 3 “Alternative Currency Revolving Loans” means any Revolving Multicurrency Loan denominated in an Alternative Currency. “Anti-Corruption Laws” means the laws, rules, and regulations of the jurisdictions applicable to any Loan Party or its Restricted Subsidiaries from time to time concerning or relating to bribery or corrup- tion, including the U.S. Foreign Corrupt Practices Act of 1977, as amended. “Anti-Terrorism Laws” means any laws, regulations, or orders of any Governmental Authority of the United States, the United Nations, United Kingdom, European Union or the Netherlands relating to terrorism financing or money laundering, including, but not limited to, the International Emergency Eco- nomic Powers Act (50 U.S.C. § 1701 et seq.), the Trading With the Enemy Act (50 U.S.C. § 5 et seq.), the International Security Development and Cooperation Act (22 U.S.C. § 2349aa-9 et seq.), the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, the Patriot Act, and any rules or regulations promulgated pursuant to or under the authority of any of the foregoing. “Applicable Administrative Agent” means (i) with respect to matters relating to any of the Pro Rata Facilities, the Pro Rata Administrative Agent, and (ii) with respect to matters relating to the Farm Credit Term Loan Facility, the Farm Credit Administrative Agent. “Applicable Administrative Agent’s Office” means (i) with respect to matters relating to the any of the Pro Rata Facilities, the Pro Rata Administrative Agent’s Office, and (ii) with respect to matters relating to the Farm Credit Term Loan Facility, the Farm Credit Administrative Agent’s Office. “Applicable Lenders” means (i) with respect to matters relating to the Revolving Multicurrency Tranche 1 Facility, the Revolving Multicurrency Tranche 1 Lenders, (ii) with respect to matters relating to the Revolving Multicurrency Tranche 2 Facility, the Revolving Multicurrency Tranche 2 Lenders, (iii) with respect to matters relating to the Revolving USD Tranche Facility, the Revolving USD Tranche Lenders, (iv) with respect to matters relating to the Term A Loans, the Term A Lenders, (v) with respect to matters relating to the Farm Credit Term Loans, the Farm Credit Term Lenders, (vi) with respect to matters relating to the Pro Rata Facilities, the Pro Rata Lenders, and (vii) with respect to any other Class of Loans or Com- mitments, the Lenders holding such Class of Loans or Commitments. “Applicable Percentage” means, with respect to any Lender, (a) with respect to Revolving Loans, L/C Exposure or Swingline Loans of any Class, subject to Section 2.22, a percentage equal to a fraction the numerator of which is such Lender’s Revolving Commitment of such Class and the denominator of which is the aggregate Revolving Commitments of such Class of all Revolving Lenders of such Class (or if the Revolving Commitments of such Class have terminated or expired, the Applicable Percentages shall be determined based upon such Lender’s share of the aggregate Revolving Credit Exposures of such Class at that time) and (b) with respect to the Term Loans of any Class, a percentage equal to a fraction the numerator of which is such Lender’s outstanding principal amount of the Term Loans of such Class and the denomi- nator of which is the aggregate outstanding principal amount of the Term Loans of such Class. “Applicable Rate” means: (a) with respect to Revolving Loans and Term A Loans, the following percentages per annum, based upon the Consolidated Net Leverage Ratio as specified in the most recent Compliance Certificate received by the Pro Rata Administrative Agent pursuant to Section 5.01(c) (including pursuant to the Ex- isting Credit Agreement):

4 Pricing Level Consolidated Net Leverage Ratio Revolving Loans and Term A Loans that are Eurocurrency Loans or RFR Rate Loans Revolving Loans and Term A Loans that are Base Rate Loans Commitment Fees I Greater than or equal to 3.50x 2.25% 1.25% 0.675% II Less than 3.50x but greater than or equal to 3.00x 2.00% 1.00% 0.600% III Less than 3.00x but greater than or equal to 2.50x 1.75% 0.75% 0.525% IV Less than 2.50x but greater than or equal to 2.00x 1.50% 0.50% 0.450% V Less than 2.00x but greater than or equal to 1.50x 1.25% 0.25% 0.375% VI Less than 1.50x 1.00% 0.00% 0.30% (b) with respect to Farm Credit Term Loans, the following percentages per annum, based upon the Consolidated Net Leverage Ratio as specified in the most recent Compliance Certificate received by the Farm Credit Administrative Agent pursuant to Section 5.01(c) (including pursuant to the Existing Credit Agreement): Pricing Level Consolidated Net Leverage Ratio Farm Credit Term Loans that are Euro- currency Loans or RFR Loans Farm Credit Term Loans that are Base Rate Loans I Greater than or equal to 3.50x 2.75% 1.75% II Less than 3.50x but greater than or equal to 3.00x 2.50% 1.50% III Less than 3.00x but greater than or equal to 2.50x 2.25% 1.25% IV Less than 2.50x but greater than or equal to 2.00x 2.10% 1.10% V Less than 2.00x but greater than or equal to 1.50x 1.95% 0.95% VI Less than 1.50x 1.75% 0.75% 5 (c) with respect to any Refinancing Term Loans or Refinancing Revolving Loans, as specified in the applicable Refinancing Amendment; (d) with respect to any Extended Term Loan or any Revolving Loan incurred under an Extended Revolving Commitment, as specified in the applicable Additional Credit Extension Amendment; and (e) with respect to any Incremental Term Loan, as specified in the applicable Additional Credit Extension Amendment. Any increase or decrease in the Applicable Rate resulting from a change in the Consolidated Net Leverage Ratio shall become effective as of the first Business Day immediately following the date a Com- pliance Certificate is delivered pursuant to Section 5.01(c); provided that, “Pricing Level I” (as set forth in clause (a) or clause (b) above, as applicable) shall apply as of the first Business Day after the date on which a Compliance Certificate was required to have been delivered pursuant to Section 5.01(c) but was not de- livered, and shall continue to so apply to and including the date on which such Compliance Certificate is so delivered (and thereafter the pricing level otherwise determined in accordance with this definition shall apply). In the event that any financial statements previously delivered pursuant to Section 5.01(a) or (b) hereof were incorrect or inaccurate, and such inaccuracy, if corrected, would have led to the application of a higher Applicable Rate for any period (an “Applicable Period”) than the Applicable Rate applied for such Applicable Period, then (i) the Company shall as soon as practicable deliver to the Pro Rata Administrative Agent the correct financial statements for such Applicable Period, (ii) the Applicable Rate shall be deter- mined as if the Level for such higher Applicable Rate were applicable for such Applicable Period, and (iii) the applicable Borrowers shall within three Business Days of demand thereof by the Pro Rata Administra- tive Agent pay (or cause to be paid) to the Pro Rata Administrative Agent the accrued additional interest owing as a result of such increased Applicable Rate for such Applicable Period, which payment shall be promptly applied by the Pro Rata Administrative Agent in accordance with this Agreement. This paragraph shall not limit the rights of the Administrative Agents and Lenders with respect to any Event of Default. “Approved Commercial Bank” means a commercial bank with a consolidated combined capital and surplus of at least $5,000,000,000. “Approved Fund” means any Fund or other entity that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender. “Arrangers” means the Pro Rata Arrangers and the Farm Credit Arrangers. “Asset Sale” means any Disposition of Property or series of related Dispositions of Property pur- suant to clause (j), (k) or (r) of Section 6.11 which yields Net Cash Proceeds to the Company or any of its Restricted Subsidiaries in excess of $15,000,000. “Assignee Group” means two or more Lenders or Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed or advised by the same investment advisor or manager. “Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Applicable Administrative Agent, in the form of Exhibit A or any other form approved by the Applicable Administrative Agent. 6 “Attributable Receivables Indebtedness” at any time of determination, means (i) if a Permitted Re- ceivables Facility is structured as a secured lending agreement, the principal amount of Indebtedness out- standing thereunder of the Company or any of its Restricted Subsidiaries and/or (ii) if a Permitted Receiv- ables Facility is structured as a factoring arrangement, the aggregate purchase price paid to the Company or any of its Restricted Subsidiaries in respect of accounts receivable with a stated due date that is after such time of determination. “Augmenting Lender” has the meaning assigned to such term in Section 2.19(b). “Auto-Extension Letter of Credit” has the meaning provided in Section 2.05(b)(iii). “Availability Period” means the period from and including the Closing Date to but excluding the earlier of the Revolving Credit Maturity Date and the date of termination of the respective Class of Revolv- ing Commitments in accordance with the provisions of this Agreement. “Available Amount” means, at any time: (i) the cumulative amount of cash and Cash Equivalent proceeds received by the Company (other than from a Subsidiary) from (A) the sale of, or capital contribution with respect to, its Qualified Equity Interests following August 3, 2021, and (B) from the sale of the Qualified Equity Interests of any Unrestricted Subsidiary or any minority Investments (other than any such sale to a Borrower or a Restricted Subsidiary) following March 26, 2021 and at or prior to such time so long as such Investments in this clause (B) were originally made pursuant to Section 6.05(l); provided, in each case in this clause (B), that such amount does not exceed the amount of such Investment made pursuant to Section 6.05(l) as such amount is reduced by any returns contemplated by clauses (iv) and (vi) below prior to such time; plus (ii) 50% of cumulative Consolidated Net Income for the period, taken as a whole, commencing on the first day of the first full Fiscal Quarter commencing on or after August 3, 2021 and ending on the last day of the most recent Fiscal Quarter for which financial statements have been delivered to the Administrative Agents at or prior to such time (provided that, in no event shall the amount determined pursuant to this clause (ii) be less than $0); plus (iii) the greater of (x) $57,000,000 and (y) 15.0% of LTM Consolidated EBITDA at such time; plus (iv) (A) any dividend or other distribution by, or interest, returns of principal, repay- ments and similar payments by an Unrestricted Subsidiary or received in respect of minority In- vestments and (B) in the case of the redesignation of an Unrestricted Subsidiary as, or merger, consolidation or amalgamation of an Unrestricted Subsidiary with or into, a Restricted Subsidiary after the Closing Date, the fair market value of the Investment in such Unrestricted Subsidiary at the time of the redesignation of such Unrestricted Subsidiary as, or merger, consolidation or amal- gamation of such Unrestricted Subsidiary with or into, a Restricted Subsidiary, in each case, so long as such Investments were originally made pursuant to Section 6.05(l); provided, in each case, that such amount does not exceed the amount of such Investment made pursuant to Section 6.05(l) as such amount is reduced by any returns contemplated by clause (vi) below prior to such time; (v) to the extent not otherwise applied to prepay the Loans in accordance with the terms hereof, the amount of any Declined Proceeds accrued after August 3, 2021; plus 7 (vi) without duplication, in the event that the Available Amount has been reduced as a result of an Investment made pursuant to Section 6.05(l), (x) the aggregate amount of all cash re- turns received by the Company or any of its Restricted Subsidiaries in connection with the Dispo- sition of any such Investment and (y) the aggregate amount of all cash returns received by the Company or any of its Restricted Subsidiaries in the form of dividends, distributions, interest, re- turns of capital, profits, redemptions, releases of guarantees or repayments of loans or advances in respect of such Investment (in each case, up to the amount of the original Investment as such amount is reduced by any returns contemplated by clause (iv) above prior to such time); minus (vii) the amount of outstanding Investments made in reliance on the Available Amount prior to such time pursuant to Section 6.05(l); minus (viii) the amount of Restricted Payments made in reliance on the Available Amount prior to such time pursuant to Section 6.04(g)(y); minus (ix) the amount applied to make payments in respect of Specified Indebtedness in reli- ance on the Available Amount prior to such time pursuant to Section 6.06(a)(iv)(B). “Available Revolving Commitment” means, as to any Revolving Lender on any date, the excess of (i) such Revolving Lender’s Revolving Commitment of any Class on such date over (ii) the Outstanding Amount of such Revolving Lender’s Revolving Loans of such Class on such date, and, with respect to determinations for any Revolving Multicurrency Tranche 1 Commitment, L/C Exposure on such date. “Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark for any currency, as applicable, if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (iv) of Section 2.13(c). “Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution. “Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration, exam- inership, rescue process or other insolvency proceedings). “Bank Levy” means the Netherlands bank levy as set out in the bank levy act (Wet bankenbelasting), the United Kingdom bank levy as set out in the Finance Act 2011 (as amended) or any levy or tax of a similar nature in force as of the Closing Date and imposed in any jurisdiction by reference to the assets or liabilities of a financial institution or other entity carrying out financial transactions. “Base Rate” means, at any time, (a) with respect to Loans denominated in Euros or Sterling, the applicable Overnight Rate for such currency, plus 1.00%; and (b) with respect to Loans denominated in Dollars and in all other cases, the greatest of (i) the Prime Rate at such time, (ii) 1/2 of 1.00% in excess of the Federal Funds Rate at such time, and (iii) Term SOFR for a one-month Interest Period commencing at such time plus 1.00% or (iv) Daily Compounded SOFR plus 1.00%; provided that in no event shall the Base Rate as so determined be less than 1.00%. Any change in the Base Rate due to a change in the Prime

8 Rate, the Federal Funds Rate, or such Term SOFR or Daily Compounded SOFR shall be effective as of the opening of business on the day of such change in the Prime Rate, the Federal Funds Rate, Term SOFR or Daily Compounded SOFR, respectively. If the Base Rate is being used as an alternate rate of interest pur- suant to Section 2.13(a) or Section 2.13(b) hereof (for the avoidance of doubt, only until any amendment has become effective pursuant to Section 2.13(c)), then the Base Rate shall be the greater of clauses (b)(i) and (ii) above and shall be determined without reference to clauses (b)(iii) or (b)(iv) above. “Base Rate Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR.” “Benchmark” means, initially, (i) with respect to any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars, either the Term SOFR Reference Rate or Daily Compounded SOFR, (ii) with respect to any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Canadian Dollars, the Term CORRA Reference Rate, (iii) with respect to any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Euros, EURIBOR (iv) with respect to any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Sterling, SONIA and (v) with respect to any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, SEK, STIBOR; provided that if a Benchmark Transition Event and its related Benchmark Re- placement Date have occurred with respect to the then-current Benchmark for such currency, then “Bench- mark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior bench- mark rate pursuant to clause (i) of Section 2.13(c). “Benchmark Replacement” the first alternative set forth in the order below that can be determined by the Pro Rata Administrative Agent for the applicable Benchmark Replacement Date; provided, that with respect to a Benchmark with respect to any Obligations, interest, fees, commissions or other amounts de- nominated in any currency other than Dollars or Canadian Dollars or calculated with respect thereto, the alternative set forth in clause (b) below: (a) (A) in the case of any Loan denominated in Dollars, Daily Simple SOFR, and/or (B) in the case of any Loan denominated in Canadian Dollars, Adjusted Daily Compounded CORRA; or (b) the sum of: (i) the alternate benchmark rate that has been selected by the Pro Rata Administrative Agent and the Company as the replacement for such Benchmark giving due con- sideration to (A) any selection or recommendation of a replacement benchmark rate or the mecha- nism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then- prevailing market convention for determining a benchmark rate as a replacement for such Bench- mark for syndicated credit facilities denominated in the applicable currency at such time and (ii) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor for the applicable currency, the Benchmark Replacement will be deemed to be the Floor applicable to such Benchmark for the purposes of this Agreement and the other Loan Documents. Notwithstanding anything herein to the contrary, the parties shall make any selection under clause (b) above in a manner that, to the extent administratively feasible and consistent with any evolving or then-prevailing market con- vention for determining such Benchmark Replacement that is not materially adverse to the applicable Lend- ers, gives due consideration to the terms of United States Treasury Regulations Section 1.1001-6(b). 9 “Benchmark Replacement Adjustment” means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Applicable Administrative Agent and the Company giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replace- ment by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable currency at such time. “Benchmark Replacement Date” means a date and time determined by the Applicable Administra- tive Agent, which date shall be no later than the earliest to occur of the following events with respect to any then-current Benchmark for any currency: (a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or (b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) have been determined and announced by the regulatory supervisor for the ad- ministrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publi- cation referenced in such clause (c) and even if such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date. For the avoidance of doubt, if such Benchmark is a term rate, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof). “Benchmark Transition Event” means, with respect to any then current Benchmark for any cur- rency, the occurrence of one or more of the following events with respect to such Benchmark: (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such admin- istrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Bench- mark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); (b) a public statement or publication of information by the regulatory supervisor for the ad- ministrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, the central bank for the 10 currency applicable to such Benchmark, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or (c) a public statement or publication of information by the regulatory supervisor for the ad- ministrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, repre- sentative. For the avoidance of doubt, if such Benchmark is a term rate, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of infor- mation set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof). “Benchmark Unavailability Period” means, with respect to any then-current Benchmark for any currency, the period (if any) (x) beginning at the time that a Benchmark Replacement Date with respect to such Benchmark has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.13(c) and (y) ending at the time that a Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.13(c). “Beneficial Ownership Certification” means a certification regarding beneficial ownership as re- quired by the Beneficial Ownership Regulation. “Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230. “Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”. “Board” means the Board of Governors of the Federal Reserve System of the United States of America. “Borrower Joinder Agreement” means a joinder to this Agreement in substantially the form of Ex- hibit K, pursuant to which an Additional Borrower shall become a Borrower hereunder. “Borrowers” means (x) the Initial Borrowers and (y) upon the execution and delivery of any Bor- rower Joinder Agreement after the Closing Date, any other Additional Borrower party to such Borrower Joinder Agreement. “Borrowing” means (a) Loans of the same Class, currency and Type, made, converted or continued on the same date and, in the case of Eurocurrency Loans or Term SOFR Loans, as to which a single Interest Period is in effect and (b) a Swingline Loan. 11 “Borrowing Minimum” means (a) in the case of a Term SOFR Borrowing or a Daily Compounded SOFR Borrowing, $5,000,000, (b) in the case of a Eurocurrency Borrowing or a SONIA Borrowing, the Dollar Equivalent of $5,000,000, (c) in the case of a Base Rate Revolving Borrowing, the Dollar Equivalent of $1,000,000 and (d) in the case of a Base Rate Term Borrowing, the Dollar Equivalent of $500,000. “Borrowing Multiple” means (a) in the case of a Term SOFR Borrowing or a Daily Compounded SOFR Borrowing, $1,000,000, (b) in the case of a Eurocurrency Borrowing or a SONIA Borrowing, the Dollar Equivalent of $1,000,000 and (c) in the case of a Base Rate Borrowing, the Dollar Equivalent of $100,000. “Borrowing Request” means a request by the Company or the applicable Borrower for a Revolving Borrowing in accordance with Section 2.03 or a request by the Company or the applicable Borrower for a Borrowing of Term Loans pursuant to a written request, in each case in the form attached hereto as Exhibit E or otherwise in form reasonably satisfactory to Applicable Administrative Agent. “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Applicable Administrative Agent’s Office is located (which as of the Closing Date is New York with respect to the Pro Rata Administrative Agent and South Carolina with respect to the Farm Credit Administrative Agent); provided that: (a) if such day relates to any interest rate settings as to a Eurocurrency Loan denomi- nated in Euro, any fundings, disbursements, settlements and payments in Euro in respect of any such Eurocurrency Loan, or any other dealings in Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Loan, means a Business Day that is also a TARGET Day; (b) if such day relates to any interest rate settings as to a Eurocurrency Loan denomi- nated in Canadian Dollars, means any such day which is not a legal holiday, or a day on which banking institutions are authorized or required by law or other government action to close, in To- ronto, Ontario; (c) if such day relates to any interest rate settings as to a SONIA Loan denominated in Sterling, means any such day which is not a legal holiday, or a day on which banking institutions are authorized or required by law or other government action to close, in England; (d) if such day relates to any interest rate settings as to a Eurocurrency Loan denomi- nated in SEK, means any such day which is not a legal holiday, or a day on which banking institu- tions are authorized or required by law or other government action to close, in Stockholm, Sweden; (e) if such day relates to any interest rate settings as to a Eurocurrency Loan denomi- nated in a currency other than Euro or Canadian Dollars, means any such day on which dealings in deposits in the relevant currency are conducted by and between banks in the London or other ap- plicable offshore interbank market for such currency; (f) if such day relates to any interest rate settings as to a Term SOFR Loan or Daily Compounded SOFR Loan, any fundings, disbursements, settlements and payments in respect of such Term SOFR Loan or such Daily Compounded SOFR Loan, means a Business Day that is also an RFR Business Day; and (g) if such day relates to any fundings, disbursements, settlements and payments in a currency other than Canadian Dollars, SEK or Euro in respect of a Eurocurrency Loan denominated

12 in a currency other than Canadian Dollars, SEK or Euro, or any other dealings in any currency other than Canadian Dollars, SEK or Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Loan (other than any interest rate settings), means any such day on which banks are open for foreign exchange business in the principal financial center of the country of such cur- rency. “Canadian Dollars”, “CAD” or “Can$” means the freely transferable lawful money of Canada. “Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP as in effect on December 15, 2018, and the amount of such obligations as of any date shall be the capitalized amount thereof determined in accordance with GAAP as in effect on such date that would appear on a balance sheet of such Person prepared as of such date. “Cash Collateralize” means to deposit in a Controlled Account or to pledge and deposit with or deliver to the Pro Rata Administrative Agent, for the benefit of one or more of the Issuing Banks or the Revolving Lenders, as collateral for the L/C Exposure or obligations of Revolving Lenders to fund partic- ipations in respect of the L/C Exposure, cash or Deposit Account balances or, if the Pro Rata Administrative Agent and each applicable Issuing Bank shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to the Pro Rata Administra- tive Agent and each applicable Issuing Bank. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support. “Cash Equivalents” means (i) Can$, Dollars, Euros, Sterling, SEK and such other local currencies held by the Loan Parties and their Restricted Subsidiaries from time to time in the ordinary course of their businesses, (ii) securities issued or directly fully guaranteed or insured by the governments of the United States, United Kingdom, Switzerland, Japan, Canada and members of the European Union or any agency or instrumentality thereof (provided that the full faith and credit of the respective government is pledged in support thereof) having maturities of not more than six months from the date of acquisition, (iii) securities issued by any state of the United States or any political subdivision of any such state or any public instru- mentality thereof maturing within six months from the date of acquisition thereof and, at the time of acqui- sition, having one of the two highest ratings obtainable from either S&P or Moody’s, (iv) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States commercial bank or commercial bank of a foreign country recognized by the United States, (x) in the case of a United States commercial bank, having capital and surplus in excess of $500,000,000 and outstanding debt which is rated “A” (or similar equivalent thereof) or higher by at least one nationally recognized statistical rating organization (as defined under Rule 436 under the Securities Act) and (y) in the case of a non-United States commercial bank, having capital and surplus in excess of $250,000,000 (or the foreign currency equivalent thereof), (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iv) above entered into with any financial institution meeting the qualifications specified in clause (iv) above, (vi) commercial paper having, at the time of acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s and in each case maturing within six months after the date of acquisition, (vii) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (vi) above and (viii) instruments equivalent to those referred to in clauses (i) through (vii) above comparable in credit quality and tenor to those referred to in such clauses and customarily used by compa- nies for cash management purposes in any jurisdiction outside the United States in which the Company or 13 any Subsidiary operates. Furthermore, Cash Equivalents shall include bank deposits (and investments pur- suant to operating account agreements) maintained with various local banks in the ordinary course of busi- ness consistent with past practice. “Cash Management Bank” means any Person that was an Administrative Agent, a Lender or an Affiliate of an Administrative Agent or a Lender (x) on the Closing Date or (y) at the time the Company or any Subsidiary initially incurred any Cash Management Obligation (without regard to such Person ceasing to be an Administrative Agent, Lender or an Affiliate of an Administrative Agent or Lender) to such Person. “Cash Management Obligations” means obligations owed by the Company or any Restricted Sub- sidiary (or Person that was a Restricted Subsidiary at the time any of the following services were provided) to any Cash Management Bank in respect of (1) any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds and (2) the Company’s or any Subsidiary’s participation in commercial (or purchasing) card programs at any Lender or any Affiliate of a Lender (“card obligations”). “Casualty Event” means, with respect to any property of the Company or any Restricted Subsidiary, any loss or damage to, or any condemnation or other taking by a Governmental Authority of, such property for which the Company or any Restricted Subsidiary receives any insurance proceeds (other than proceeds of business interruption insurance) or condemnation awards, in each case, in excess $15,000,000. “Change in Law” means (a) the adoption of any law, treaty, rule or regulation after the Closing Date, (b) any change in any law, treaty, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender or Issuing Bank (or, for purposes of Section 2.14(b), by any Lending Office of such Lender or Issuing Bank or by such Lender’s or Issuing Bank’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Closing Date; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities or any foreign regulatory authority, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued. “Change of Control” means: (i) any “person” (as defined in Section 13(d) of the Exchange Act) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding common Equity Inter- ests of the Company; (ii) the Company shall cease to directly or indirectly own 100% of the Equity Interests of each other Borrower; or (iii) a “change of control” or similar event shall occur as provided in any Material In- debtedness. Notwithstanding the foregoing, a transaction will not be deemed to constitute or involve a Change of Control if (1) the Company becomes a direct or indirect wholly-owned subsidiary (the “Sub Entity”) of a holding company and (2) holders of securities that represented 100% of the voting power of the Equity 14 Interests of the Company immediately prior to such transaction (or other securities into which such securi- ties are converted as part of such merger or consolidation transaction), other than holders receiving solely cash in lieu of fractional shares, own directly or indirectly at least a majority of the voting power of the Equity Interests of such holding company (and no Person or group other than any such holding company, owns, directly or indirectly, a majority of the voting power of the Equity Interests of such holding com- pany). “Charges” has the meaning assigned to such term in Section 9.14. “Class” when used in reference to any (x) Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Multicurrency Tranche 1 Loans, Revolving Multicur- rency Tranche 2 Loans, Revolving USD Tranche Loans, Term A Loans, Farm Credit Term Loans, Incre- mental Term Loans of any series, Extended Term Loans of any series, Replacement Term Loans of any series, Swingline Loans, Refinancing Term Loans or Refinancing Revolving Loans and (y) when used with respect to any Commitment, refers to whether such Commitment is a Term A Loan Commitment, Farm Credit Term Loan Commitment, Revolving Multicurrency Tranche 1 Commitments, Revolving Multicur- rency Tranche 2 Commitments, Revolving USD Tranche Commitment, Extended Revolving Commitment of any series, Refinancing Revolving Commitment or Refinancing Term Loan Commitment. “Closing Date” means the date on which the conditions specified in Section 4.01 of this Agreement were satisfied (or waived in accordance with Section 9.02 of this Agreement), which date is May 1, 2025. “CME” means CME Group Benchmark Administration Limited. “Code” means the Internal Revenue Code of 1986, as amended from time to time. “Collateral” means all the “Collateral” (or similar term) as defined in any Collateral Document and all Mortgaged Properties (or any equivalent term); provided that “Collateral” shall not include any Excluded Assets. “Collateral Agent” means Rabobank, in its capacity as collateral agent or pledgee in its own name under any of the Loan Documents, or any successor collateral agent. “Collateral and Guarantee Requirement” means, at any time, the requirement that, subject to the Agreed Security Principles and Section 5.09(d): (a) the Collateral Agent shall have received each Collateral Document required to be delivered on the Closing Date pursuant to Section 4.01 (with respect to any Loan Party existing on the Closing Date) or from time to time as required pursuant to Section 5.09 or Section 5.13 or the Collateral Documents (as and when required by such Sections or by the Collateral Documents), subject to the limitations and excep- tions of this Agreement and the other Loan Documents, duly executed by each Loan Party party thereto; (b) the Obligations shall have been guaranteed by the Company and each Borrower (other than with respect to its own Obligations) and each Restricted Subsidiary of the Company (other than Excluded Subsidiaries except to the extent required pursuant to the Collateral Coverage Requirement) pursuant to the Guarantee Agreement; provided that (x) notwithstanding the foregoing provisions, any Restricted Sub- sidiary in an Agreed Security Jurisdiction that Guarantees (other than Guarantees by a non-Loan Party of Indebtedness of another non-Loan Party) any Material Indebtedness shall be a Guarantor hereunder (and satisfy the Collateral and Guarantee Requirement) for so long as it Guarantees such Material Indebtedness and (y) the aggregate amount of total assets of wholly owned Subsidiaries of the Company organized in 15 an Agreed Security Jurisdiction that do not become Guarantors solely because such Subsidiary is an Im- material Subsidiary (and not because such Subsidiary satisfies any other clause of the definition of “Ex- cluded Subsidiary”) shall not exceed 10.0% of the Consolidated Total Assets of the Company for the most recently ended Test Period (calculated on a Pro Forma Basis) for which financial statements have been delivered pursuant to Section 5.01(a) hereof (it being understood that the calculation of total assets for such purposes shall exclude any equity investment); (c) the Obligations and the Guaranty shall have been secured pursuant to the U.S. Security Agreement or the applicable Non-U.S. Security Document by a first-priority perfected security interest in (i) all the Equity Interests of the Borrowers (other than the Company) and (ii) all Equity Interests (other than any Equity Interests that are Excluded Assets) of each Restricted Subsidiary directly owned by any Loan Party, subject to exceptions and limitations otherwise set forth in this Agreement and the other Loan Documents (to the extent appropriate in the applicable jurisdiction) (and the Collateral Agent shall have received certificates or other instruments representing all such Equity Interests (if any), together with un- dated stock powers or other instruments of transfer with respect thereto endorsed in blank, to the extent as and when expressly required pursuant to the U.S. Security Agreement or the applicable Non-U.S. Security Document); (d) all Pledged Notes owing to any Loan Party that is evidenced by a promissory note shall have been delivered to the Collateral Agent to the extent expressly required pursuant to the U.S. Security Agreement or the applicable Non-U.S. Security Document (and the Collateral Agent shall have received all such promissory notes, together with undated instruments of transfer with respect thereto endorsed in blank, to the extent as and when expressly required pursuant to the U.S. Security Agreement or the appli- cable Non-U.S. Security Document); (e) subject to limitations and exceptions of this Agreement and any other Loan Document, to the extent a Mortgage on any Material Real Property located in the United States is required pursuant to Section 5.09(b) (each, a “Mortgaged Property”), the Collateral Agent shall have received (i) counterparts of a Mortgage with respect to such Mortgaged Property duly executed and delivered by the Loan Party that is the record owner of such property, together with evidence such Mortgage has been duly executed, acknowledged and delivered by a duly authorized officer or such other duly authorized signatory of each Loan Party party thereto, in form suitable for filing or recording in all filing or recording offices that the Collateral Agent may reasonably deem necessary or desirable in order to create a valid and subsisting perfected Lien (subject only to Liens described in clause (ii) below) on the property and/or rights described therein in favor of the Collateral Agent for the benefit of the Secured Parties, and evidence that all filing and recording taxes and fees have been paid or otherwise provided for in a manner reasonably satisfactory to the Collateral Agent (it being understood that a mortgage recording tax will be calculated on more than 100% of the fair market value of the applicable Mortgaged Property (as reasonably determined by the Company in good faith) at the time the Mortgage is entered into), (ii) fully paid American Land Title Association Lender’s policies of title insurance (or marked-up title insurance commitments having the effect of policies of title insurance) on the Mortgaged Property naming the Collateral Agent as the insured for its benefit and that of the Secured Parties and their respective successors and assigns (the “Mortgage Policies”) issued by a nationally recognized title insurance company reasonably acceptable to the Collat- eral Agent in form and substance and in an amount reasonably acceptable to the Collateral Agent (not to exceed 100% of the fair market value of the real properties covered thereby as reasonably determined by the Company in good faith), insuring the Mortgages to be valid subsisting first priority Liens on the prop- erty described therein, free and clear of all Liens other than Liens permitted pursuant to Section 6.02 or Liens otherwise consented to by the Collateral Agent, each of which shall (A) to the extent reasonably necessary, include such coinsurance and reinsurance arrangements (with provisions for direct access, if reasonably necessary) as shall be reasonably acceptable to the Collateral Agent, (B) contain a “tie-in” or “cluster” endorsement, if available, and applicable, under applicable law (i.e., policies which insure against

16 losses regardless of location or allocated value of the insured property up to a stated maximum coverage amount), and (C) have been supplemented by such endorsements as shall be reasonably requested by the Collateral Agent (including endorsements on matters relating to usury, first loss, zoning, contiguity, doing business, public road access, variable rate, environmental lien, subdivision, mortgage recording tax, sepa- rate tax lot, revolving credit and so-called comprehensive coverage over covenants and restrictions), to the extent such endorsements are available in the applicable jurisdiction at commercially reasonable rates; provided, however, that in lieu of a zoning endorsement the Collateral Agent shall accept a zoning report from a nationally recognized zoning report provider, (iii) opinions from local counsel in each jurisdiction (A) where a Mortgaged Property is located regarding the enforceability and perfection of the Mortgage and any related fixture filings and (B) where the applicable Loan Party granting the Mortgage on said Mortgaged Property is organized, regarding the due authorization, execution and delivery of such Mort- gage, in the case of (A) and (B), in form and substance reasonably satisfactory to the Collateral Agent, and (iv) a completed “life of the loan” Federal Emergency Management Agency Standard Flood Hazard De- termination with respect to each parcel of improved Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance), duly executed and acknowledged by the appropriate Loan Parties, and, to the extent required under Section 5.05 hereof, evidence of flood insurance as required by Section 5.05 hereof; and (f) except as otherwise contemplated by this Agreement or any other Loan Document, all cer- tificates, agreements, documents and instruments, including Uniform Commercial Code financing state- ments and similar filings under other applicable laws and filings with the United States Patent and Trade- mark Office and United States Copyright Office, in each case expressly required by the Collateral Docu- ments to be filed, delivered, registered or recorded to create the Liens intended to be created by the Col- lateral Documents and perfect such Liens, shall have been filed, registered or recorded or delivered to the Collateral Agent for filing, registration or recording to the extent required by the applicable Collateral Documents (and as and when required by the applicable Collateral Documents). Notwithstanding the foregoing provisions of this definition or anything in this Agreement or any other Loan Document to the contrary: (A) the foregoing definition shall not require the creation or perfection of pledges of, security interests in, Mortgages on, or the obtaining of Mortgage Policies or taking other actions with respect to any of the following (collectively, the “Excluded Assets”): (i) any lease, permit, license, contract or other agreement or any property subject to a purchase money security interest, Capital Lease Obligation or similar arrangement, in each case permitted under this Agreement, to the extent that a grant of a security interest therein would violate or invalidate such lease, permit, license, contract or other agreement, Capital Lease Obligations or purchase money arrangement or create a right of termination in favor of, or require the consent of, any other party thereto (other than a Loan Party or any of their Subsidiaries) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or other applicable Law, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or other applicable Law notwithstanding such prohibition, (ii) any interest in fee-owned real property and improvements located thereon and fixtures relating thereto (other than Ma- terial Real Properties located in the United States), (iii) any interest in leased real property and improve- ments located thereon and fixtures related thereto (including any requirement to deliver any survey or any landlord waivers, estoppels and collateral access letters), (iv) motor vehicles, aircraft and other assets sub- ject to certificates of title (except to the extent perfection of a security interest in such assets may be ac- complished by the filing of a Uniform Commercial Code financing statement or similar procedures under applicable foreign Laws or does not require any additional perfection steps), (v) Margin Stock and Equity Interests of any Person other than a wholly-owned Restricted Subsidiary of the Company to the extent not permitted by the terms of such Person’s organizational or joint venture documents without the consent of a third party equityholder that is not an Affiliate of any Borrower after giving effect to the applicable anti- 17 assignment provisions of the Uniform Commercial Code or other applicable Laws, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or other applicable laws notwithstanding such prohibition, (vi) any intent-to-use trademark or ser- vicemark application prior to the filing of a “statement of use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, that granting a security interest in such trademark application prior to such filing would impair the enforceability or validity of such trademark application under applicable federal Law, (vii) any governmental licenses or state or local franchises, char- ters and authorizations, to the extent a security in any such license, franchise, charter or authorization is prohibited or restricted thereby after giving effect to the anti-assignment provision of the Uniform Com- mercial Code and other applicable Law, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or other applicable Law not- withstanding such prohibition or restriction, (viii) pledges and security interests prohibited or (to the extent) limited by applicable Law, rule or regulation (including the requirement to obtain consent of any Govern- mental Authority to the extent such consent has not been obtained) after giving effect to the anti-assignment provisions of the Uniform Commercial Code and other applicable Law, (ix) letter of credit rights (except to the extent perfection of a security interest in such assets may be accomplished by the filing of a Uniform Commercial Code financing statement or similar procedures under applicable foreign Laws or does not require any additional perfection steps) and commercial tort claims with a value in an amount less than $10,000,000, (x) (a) payroll and other employee wage and benefit accounts, (b) sales tax accounts, (c) bona fide escrow accounts for the benefit of unaffiliated third parties in connection with transactions otherwise permitted hereunder, and (d) fiduciary or trust accounts for the benefit of unaffiliated third parties, and, in the case of clauses (a) through (d), the funds or other property held in or maintained in any such account, in each case, (I) to the extent each such account is used solely for such purpose and (II) other than to the extent perfected by the filing of a UCC financing statement or similar procedures under applicable foreign Laws or does not require any additional perfection steps or are proceeds of Collateral, (xi) any particular assets if the burden, cost or consequence of creating or perfecting such pledges or security interests in such assets is excessive in relation to the benefits to be obtained therefrom by the Lenders under the Loan Doc- uments as mutually agreed by the Company and the Administrative Agents (it being acknowledged that the benefits outweigh the costs of obtaining Mortgage Policies for properties in the State of Hawaii), (xii) any acquired property (including property acquired through acquisition or merger of another entity) subject to a permitted contractual obligation binding or relating to such property if at the time of such acquisition the granting of a security interest therein or the pledge thereof is prohibited by such contractual obligation (in each case, not created in contemplation thereof) to the extent and for so long as such contractual obligation prohibits such security interest or pledge after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or other applicable Laws, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or other applicable Laws notwithstanding such prohibition and (xiii) any Equity Interests issued by, or assets of, any Immaterial Subsidiary, not-for-profit Subsidiary, Unrestricted Subsidiary, special purpose Subsidiary or captive insur- ance Subsidiary; provided, however, that Excluded Assets shall not include any proceeds, substitutions or replacements of any Excluded Assets referred to above and such proceeds, substitutions or replacements shall not constitute “Excluded Assets” (unless such proceeds, substitutions or replacements would consti- tute Excluded Assets referred to above); (B) the Collateral Agent in its sole discretion may grant extensions of time for the creation or perfection of security interests in, and Mortgages on, or obtaining of Mortgage Policies or taking other actions with respect to, particular assets as required by any Loan Document (including extensions beyond the Closing Date and the Closing Date); and 18 (C) Liens required to be granted from time to time pursuant to the Collateral and Guarantee Requirement shall be subject to exceptions and limitations (if any) set forth in this Agreement, the applica- ble Collateral Documents and the Agreed Security Principles (with respect to any assets owned by any Loan Party that is not organized under the laws of the United States). Notwithstanding anything to the contrary contained herein or in any other Loan Document, (x) no Loan Party shall be required to perfect security interests in any Collateral through control agreements and (y) no actions in any jurisdiction that is not an Agreed Security Jurisdiction or required by the Law of any jurisdiction that is not an Agreed Security Jurisdiction shall be required in order to create a security interest in any assets or to perfect or make enforceable such security interest (including property registered or ap- plied-for in any jurisdiction that is not an Agreed Security Jurisdiction) it being understood that there shall be no security agreement or pledge agreement governed under the Laws of any jurisdiction that is not an Agreed Security Jurisdiction or any requirement to make any filings in any such jurisdiction. “Collateral Coverage Requirement” has the meaning set forth in Section 5.09(c). “Collateral Documents” means, collectively, the U.S. Security Agreement, each Non-U.S. Security Document, each Mortgage, each security agreement, pledge agreement or other similar agreement delivered to the Collateral Agent, the Applicable Administrative Agent or the Lenders pursuant to Section 5.09 or Section 5.13 and each of the other agreements, instruments or documents executed by any Loan Party that creates or purports to create a Lien in favor of the Collateral Agent for the benefit of any of the Secured Parties, including any such agreements executed in connection with the Existing Credit Agreement, as such agreements may be amended, restated, amended and restated, supplemented or otherwise modified from time to time. “Commitment” means a Revolving Multicurrency Tranche 1 Commitment, Revolving Multicur- rency Tranche 2 Commitment, Revolving USD Tranche Commitment, Refinancing Revolving Commit- ment, Extended Revolving Commitment, Term A Loan Commitment, Farm Credit Term Loan Commit- ment or Refinancing Term Loan Commitment. “Commitment Fee” has the meaning set forth in Section 2.11(a). “Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute. “Company” has the meaning specified in the preamble hereto. “Company Historical Financials” means the audited consolidated balance sheet and related state- ment of operations and cash flows of the Company and its Consolidated Subsidiaries for the Fiscal Year ended December 31, 2024. “Company Materials” has the meaning assigned to such term in Section 5.01. “Compliance Certificate” has the meaning assigned to such term in Section 5.01(c). “Conforming Changes” means, with respect to either the use or administration of an initial Bench- mark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate” (if applicable), the definition of “Business Day,” the definition of “RFR Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and fre- quency of determining rates and making payments of interest, timing of borrowing requests or prepayment, 19 conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.15 and other technical, administrative or operational matters) that the Applicable Administrative Agent reasonably decides, in consultation with the Company, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Applicable Administrative Agent in a manner substantially consistent with market practice (or, if the Applicable Ad- ministrative Agent reasonably decides that adoption of any portion of such market practice is not adminis- tratively feasible or if the Applicable Administrative Agent reasonably determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Applicable Administrative Agent reasonably decides, in consultation with the Company, is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents with respect to the applicable Facilities). “Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes. “Consolidated EBIT” means, for any period, the Consolidated Net Income (without giving effect to (x) any extraordinary gains or losses and (y) any gains or losses from sales of assets (other than inventory sold in the ordinary course of business)) before (i) total interest expense (inclusive of amortization of de- ferred financing fees and any other original issue discount) of the Company and its Restricted Subsidiaries determined on a consolidated basis for such period, and (ii) provision for taxes based on income and foreign withholding taxes (including in respect of repatriated funds and any future taxes or other levies which re- place or are intended to be in lieu of such taxes and any penalties and interest related to such taxes or arising from tax examinations), in each case to the extent deducted (and not otherwise added back) in determining Consolidated Net Income for such period. “Consolidated EBITDA” means, for any period, Consolidated EBIT for such period, adjusted by (x) adding thereto (in each case to the extent deducted in determining Consolidated Net Income for such period and not already added back in determining Consolidated EBIT for such period or (in the case of clause (x)(vii) below) not included in determining Consolidated Net Income for such period), the amount of (i) all depreciation and amortization expense for such period, (ii) any other non-cash charges, losses or expenses incurred in such period, (iii) the Transaction Expenses and the amount of all fees and expenses and charges (including expenses of the type described in clause (x)(vi) below) incurred in connection with any actual or potential equity issuances, public offering of equity, Investments, acquisitions, Dispositions, recapitalizations, mergers, option buyouts or the incurrence or refinancing, waiver, consent or amendment of any Indebtedness (in each case, whether or not consummated) for such period, (iv) any losses attributable to the interest component of cross-currency hedging arrangements even if such transactions are treated for GAAP purposes as foreign exchange transactions, (v) earn-out and contingent consideration obligations incurred or accrued in connection with any Permitted Acquisition or similar Investment and paid or accrued during such period, (vi) any after-tax effect on income of extraordinary, non-recurring or unusual gains, income, losses, expenses or charges (including the effect of all fees and expenses relating thereto), sever- ance, relocation costs, integration costs, consolidation and costs related to the opening, closure, relocation and/or consolidation of plants and facilities, signing, retention or completion costs and bonuses, recruiting costs, recruiting and hiring bonuses, transition costs, and taxes related to issuances of significant options and curtailments or modifications to pension and post-retirement employee benefit plans and corporate reorganization shall be excluded in an amount for any period not to exceed, together with the amount of adjustments made pursuant to clause (x)(vii) and clause (x)(xiii), for such period, the greater of (x) $76,000,000 and (y) 20% of Consolidated EBITDA for such period (prior to giving effect to any such increase pursuant to this clause (x)(vi), clause (x)(vii) and clause (x)(xiii)), (vii) the amount of “run rate” cost savings, operating expense reductions and synergies related to any Specified Transaction projected by the Company in good faith to be realized as a result of actions that have been taken or initiated or are expected to be taken (in the good faith determination of the Company), including any cost savings, expenses

20 and charges (including restructuring and integration charges) in connection with, or incurred by or on behalf of, any joint venture of the Company or any of the Restricted Subsidiaries (whether accounted for on the financial statements of any such joint venture or the Company or any of its Restricted Subsidiaries) with respect to any Specified Transaction, within 18 months after such Specified Transaction; provided that (A) such cost savings are reasonably identifiable and factually supportable, (B) no cost savings, operating ex- pense reductions or synergies shall be added pursuant to this clause (x)(vii) to the extent duplicative of any expenses or charges relating to such cost savings, operating expense reductions or synergies that are added back pursuant to another clause of this definition or the definition of “Pro Forma Basis” (it being understood and agreed that “run rate” means the full recurring benefit that is associated with any action taken) and (C) the share of any such cost savings, expenses and charges with respect to a joint venture that are to be allocated to the Company or any of the Restricted Subsidiaries shall not exceed the total amount thereof for any such joint venture multiplied by the percentage of income of such joint venture expected to be included in Consolidated EBITDA for the relevant applicable periods; provided, that, the aggregate amount of ad- justments pursuant to this clause (x)(vii), together with the aggregate amounts added back pursuant to clause (x)(vi) and clause (x)(xiii), shall not exceed the greater of (x) $76,000,000 and (y) 20% of Consolidated EBITDA for the four quarter period ending on any date of determination (prior to giving effect to the add- back of such items pursuant to clause (x)(vi), this clause (x)(vii) or clause (x)(xiii)), (viii) any fees, costs and expenses incurred by the Company or a Restricted Subsidiary relating to litigation, claims, investiga- tions, proceedings and/or settlement relating to litigation, claims, investigations, proceedings or disputes; provided, that the aggregate amount of such fees, costs and expenses incurred after the Closing Date (other than those incurred in connection with such litigation, claims, investigations, proceedings or disputes ex- isting on the Closing Date) shall not exceed $15,000,000 for any Test Period, with unused amounts being available in subsequent periods subject to a maximum of $50,000,000 for all such periods, (ix) any costs or expenses incurred by a Borrower or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contrib- uted to the capital of any Borrower or net cash proceeds of issuance of Equity Interests of any Borrower (other than Disqualified Equity Interests), in each case, solely to the extent that such cash proceeds are excluded from the calculation of the Available Amount, (x) costs incurred associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002, in connection with any equity offering (whether or not consummated), and the rules and regulations promulgated in con- nection therewith or other enhanced accounting functions and Public Company Costs and costs and ex- penses incurred in connection with acquisitions, Investments, Dispositions, equity issuances and other transactions permitted by this Agreement, in any case whether or not successful (including, for the avoid- ance of doubt, the effects of expensing all transaction-related expenses in accordance with FASB Account- ing Standards Codification 805 and gains or losses associated with FASB Accounting Standards Codifica- tion 460), (including integration and transition costs), consulting and accounting fees, legal fees, and other professional fees, (xi) non-recurring costs or expenses incurred to procure and implement new enterprise resource planning information systems, (xii) costs or expenses arising from claims that would otherwise be indemnified or reimbursed, if such claims exceeded any thresholds required in such underlying agreements, (xiii) costs or expenses arising from charitable contributions; provided, that, the aggregate amount of such costs or expenses added back pursuant to this clause (x)(xiii), together with the aggregate amounts added back pursuant to clause (x)(vi) and clause (x)(vii), shall not exceed the greater of (x) $76,000,000 and (y) 20% of Consolidated EBITDA for the four quarter period ending on any date of determination (prior to giving effect to the addback of such items pursuant to this clause (x)(xiii), clause (x)(vi) or clause (x)(vii)) and (xiv) losses or discounts on sales of receivables and related assets in connection with any Permitted Receivables Facilities and (y) subtracting therefrom (i) to the extent included in arriving at Consolidated EBIT for such period, the amount of non-cash gains during such period, (ii) the aggregate amount of all cash payments made during such period in connection with non-cash charges incurred in a prior period, to the extent such non-cash charges were added back pursuant to clause (x)(ii) above (and, for the avoidance of doubt, not added back pursuant to any other component of this definition) in a prior period and (iii) any 21 gains attributable to the interest component of cross-currency hedging arrangements even if such transac- tions are treated for GAAP purposes as foreign exchange transactions to the extent same were included in arriving at Consolidated EBIT for such period. “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the net income (or loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, and without reduction for any dividends on preferred equity inter- ests; provided, however, that: (a) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the relevant Person, in the case of a gain, or to the extent of any con- tributions or other payments by the relevant Person, in the case of a loss; (b) the Net Income of any Person that is a Subsidiary that is not a Restricted Subsidiary shall be included only to the extent of the amount of dividends or distributions paid in cash to the relevant Person; (c) the cumulative effect of a change in accounting principles shall be excluded; (d) any after-tax effect of income (loss) (x) from the early extinguishment of Indebt- edness or Swap Agreements or other derivative instruments and (y) from sales or dispositions of assets (other than in the ordinary course of business, which, for the avoidance of doubt, it shall be agreed that Dispositions of agricultural land in Hawaii substantially consistent with past practice of DFC and its Restricted Subsidiaries are in the ordinary course of business), including any recon- struction, re-commissioning or reconfiguration of fixed assets, abandoned and discontinued opera- tions, in each case, shall be excluded; (e) any non-cash compensation expense recorded from grants and periodic remeasure- ments of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded; (f) any non-cash impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded; (g) gains and losses resulting solely from fluctuations in foreign currencies shall be excluded; (h) to the extent covered by insurance and actually reimbursed, or, so long as such amount is (i) not denied by the applicable carrier in writing and (ii) in fact reimbursed within 365 days of the date of such event (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses with respect to liability or casualty events shall be excluded and the proceeds of business interruption shall be deemed to increase Consolidated Net Income; (i) to the extent actually reimbursed or reimbursable by third parties pursuant to in- demnification or reimbursement provisions or similar agreements or insurance, fees, costs, ex- penses or reserves incurred to the extent covered by indemnification provisions in any agreement in connection with any acquisition or disposition of any Person or line of business shall be excluded; and 22 (j) any unrealized or realized net gain or loss resulting from currency translation gains or losses impacting net income (including currency remeasurements of Indebtedness), any net loss or gain resulting from hedge agreements for currency exchange risk associated with the above (and those resulting from intercompany Indebtedness) and any foreign currency translation gains or losses shall be excluded. “Consolidated Net Leverage Ratio” means, for any Test Period, the ratio of (a) Consolidated Total Net Indebtedness as of the last day of such Test Period to (b) Consolidated EBITDA for such Test Period., “Consolidated Subsidiaries” means Subsidiaries that are consolidated with the Company in accord- ance with GAAP. “Consolidated Total Assets” means, as of the date of any determination thereof, total assets of the Company and its Restricted Subsidiaries calculated in accordance with GAAP on a consolidated basis as of such date. “Consolidated Total Indebtedness” means, at any time, the sum, without duplication, of (i) the ag- gregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries outstanding as of such time calculated on a consolidated basis (other than Indebtedness described in clause (ii), (v), (vi), (vii) or (viii) of the definition of “Indebtedness”) (provided that (x) there shall be included in Consolidated Total Indebtedness, any Indebtedness in respect of drawings under letters of credit to the extent not reimbursed within two Business Days after the date of such drawing and (y) no Swap Agreement shall be included in Consolidated Total Indebtedness unless such Swap Agreement is not permitted by Section 6.01(l)) plus (ii) the principal amount of any obligations of any Person (other than the Company or any Restricted Sub- sidiary) of the type described in the foregoing clause (i) that are Guaranteed by the Company or any Re- stricted Subsidiary (whether or not reflected on a consolidated balance sheet of the Company). “Consolidated Total Net Indebtedness” means at any time the excess of (i) Consolidated Total In- debtedness at such time over (ii) the aggregate amount of (x) unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries at such time and (y) cash and Cash Equivalents restricted in favor of the Collateral Agent, any Administrative Agent or any Lender (whether or not held in a pledged account) of the Company and its Restricted Subsidiaries at such time. “Control” means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise. “Control Agreements” means, collectively, those control agreements (if any) in form and substance reasonably acceptable to the Collateral Agent entered into among (a) the depository institution maintaining any Deposit Account, (b) a Loan Party or Defaulting Lender, as applicable, and (c) the Collateral Agent, pursuant to which the Collateral Agent obtains control (within the meaning of the UCC) over such Deposit Account, including any such agreements executed in connection with the Existing Credit Agreement, as such agreements may be amended, restated, amended and restated, supplemented or otherwise modified from time to time. “Controlled Account” means each Deposit Account that is subject to a Control Agreement. “CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator). “Corresponding Liabilities” means the Obligations of a Loan Party, excluding its Parallel Liability. 23 “Credit Agreement Refinancing Indebtedness” means any Indebtedness (other than Loans under this Agreement) consisting of pari passu secured loans, junior lien secured loans, or unsecured loans or pari passu secured debt securities, junior lien secured debt securities or unsecured debt securities incurred or Guaranteed by Loan Parties following the Closing Date that are designated by the Company in a certificate of a Responsible Officer of the Company delivered to each Administrative Agent as “Credit Agreement Refinancing Indebtedness”; provided that (i) such loans or debt securities have a Weighted Average Life to Maturity that is not shorter than the Weighted Average Life to Maturity of the Term Loans refinanced thereby or a final maturity date that is earlier than the final maturity date of such Term Loans and are not subject to mandatory redemption, repurchase, prepayment or sinking fund obligation (other than customary offers to repurchase upon a change of control, asset sale or casualty event and customary acceleration rights after an event of default) prior to the maturity date of such Term Loans; provided that Credit Agreement Refinancing Indebtedness may be incurred in the form of a bridge or other interim credit facility intended to be refinanced with long-term Indebtedness (and such bridge or other interim credit facility shall be deemed to satisfy this clause (i) so long as (x) such credit facility includes customary “rollover” provisions which shall provide for the automatic extension, conversion or exchange of such bridge loans or interim credit facility into long-term Indebtedness without any conditions precedent to such extension, conversion or exchange (other than due to a default of the type described in clauses (h) and (i) of Article VII of this Agreement) and (y) assuming such credit facility were to be extended, converted or exchanged pursuant to the “rollover” provisions described in the immediately preceding clause (x), such extended credit facility would comply with this clause (i)), (ii) such Indebtedness is not secured by any assets of the Company or any of its Restricted Subsidiaries except for Liens permitted by Section 6.02(w), (iii) such Indebtedness is not incurred or Guaranteed by any Restricted Subsidiaries that are not Loan Parties, and (iv) the other terms and conditions relating to such Indebtedness (other than interest rates, fees, rate floors, premiums, discounts, optional redemption or prepayment provisions, amortization, maturities and call protection) are not in the aggregate materially more restrictive (when taken as a whole) than the terms of this Agreement as deter- mined in good faith by the Company; provided that, it is agreed that to the extent any financial maintenance covenant is added for the benefit of such (A) Refinancing Term Loans, no consent shall be required to the extent that such financial maintenance covenant is also added for the benefit of each then-existing Class of Term Loans and Revolving Loans or (B) Refinancing Revolving Commitments, no consent shall be re- quired to the extent that such financial maintenance covenant is also added for the benefit of each then- existing Class of Revolving Commitments that then benefits from a financial maintenance covenant. “Credit Event” means each of the following: (a) a Borrowing and (b) an L/C Credit Extension. “Credit Party” has the meaning provided in Article VIII. “CTA” means the UK Corporation Tax Act 2009. “Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a com- pounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Pro Rata Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Pro Rata Administrative Agent decides that any such convention is not administratively feasible for the Pro Rata Administrative Agent, then the Pro Rata Administrative Agent may establish another convention in its reasonable discre- tion; and provided that if the administrator has not provided or published CORRA and a Benchmark Re- placement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

24 “Daily Compounded SOFR” has the meaning specified in Schedule 1.01C; provided that, if Daily Compounded SOFR shall be less than the Floor, such rate shall be deemed to be the Floor for purposes of this Agreement. “Daily Compounded SOFR Borrowing” means, as to any Borrowing, the Loans bearing interest at a rate based on Daily Compounded SOFR comprising such Borrowing other than pursuant to clause (b)(iv) of the definition of “Base Rate.” “Daily Compounded SOFR Loan” means a Loan that bears interest at a rate based on Daily Com- pounded SOFR other than pursuant to clause (b)(iv) of the definition of “Base Rate.” “Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Pro Rata Administrative Agent in accordance with the con- ventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Applicable Administrative Agent decides that any such convention is not administratively feasible for the Applicable Administrative Agent, then the Applicable Administrative Agent may establish another convention in its reasonable discretion. “Daily Simple SONIA” means the rate per annum equal to SONIA determined pursuant to the definition thereof for the SONIA Determination Date with respect to such day; provided that if the Daily Simple SONIA shall be less than the Floor, such rate shall be deemed to be the Floor for purposes of this Agreement. “Daily Simple SONIA Loan” means a Revolving Loan that bears interest at a rate based on Daily Simple SONIA. Daily Simple SONIA Loans shall only be denominated in Sterling. “Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receiver- ship, insolvency, examinership, rescue process, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors gen- erally. “Declined Proceeds” has the meaning provided in Section 2.10(b)(vii). “Default” means any event or condition which constitutes an Event of Default or, which upon no- tice, lapse of time or both would, unless cured or waived, become an Event of Default. “Default Rate” has the meaning provided in Section 2.12(d). “Defaulting Lender” means, subject to Section 2.22(b), any Lender that (a) has failed to (i) fund all or any portion of any Class of Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Applicable Administrative Agent and the Company in writing that such failure is the result of such Lender’s good faith determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Applicable Administrative Agent, any Issuing Bank, the Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within two Business Days of the date when due, (b) has notified the Company, the Applicable Administrative Agent or any Issuing Bank or Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such 25 Lender’s good faith determination that a condition precedent to funding (which condition precedent, to- gether with any applicable default, shall be specifically identified in such writing or public statement) can- not be satisfied), (c) has failed, within three Business Days after written request by the Applicable Admin- istrative Agent or the Company, to confirm in writing to the Applicable Administrative Agent and the Company that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Applicable Administrative Agent and the Company), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the applicable Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.22(b)) upon delivery of written notice of such determination to the Company, each Issuing Bank, the Swingline Lender and each Lender. “Deposit Account” means a demand, time, savings, passbook, or similar account maintained with an organization engaged in the business of banking, including savings banks, savings and loan associations, credit unions, and trust companies. Neither investment property nor accounts evidenced by an instrument shall constitute a Deposit Account for purposes of this Agreement. “Designated Non-Cash Consideration” means the fair market value (as determined by the Company in good faith) of consideration received by the Company or any Restricted Subsidiary in connection with a Disposition made pursuant to Section 6.11(j) that is not cash or Cash Equivalents and is designated as “Designated Non-Cash Consideration” pursuant to a certificate of a Responsible Officer of the Company setting forth the basis of such fair market value (with the amount of Designated Non-Cash Consideration in respect of any Disposition being reduced for purposes of Section 6.11(j) to the extent the Company or any Restricted Subsidiary converts the same to cash or Cash Equivalents following the closing of the ap- plicable Disposition). “Direction” has the meaning assigned to that term in the definition of “Excluded Taxes”. “Disposition” means, with respect to any Property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof (in one transaction or in a series of transactions and whether effected pursuant to a Division or otherwise), and the terms “Dispose” and “Disposed of” shall have correlative meanings, but excluding licenses, sublicenses, leases and subleases entered into in the ordinary course of business, or consistent with past practice, or that are customarily entered into by com- panies in the same or similar lines of business. “Disqualified Equity Interests” means any Equity Interest which, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than solely for Qualified Equity In- terests and cash in lieu of fractional shares of such Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control, public equity offering or asset sale so long as any 26 rights of the holders thereof upon the occurrence of a change of control, public equity offering or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments and the expiration, cancellation, termination or Cash Collateralization of any Letters of Credit in accordance with the terms hereof), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests and cash in lieu of fractional shares of such Equity Interests and except as permitted in clause (a) above), in whole or in part, (c) requires the scheduled payments of dividends in cash (for this purpose, dividends shall not be considered required if the issuer has the option to permit them to accrue, cumulate, accrete or increase in liquidation preference or if the Company has the option to pay such dividends solely in Qualified Equity Interests and cash in lieu of fractional shares of such Equity Interests), or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 91 days after the Farm Credit Term Loan Maturity Date; provided, that if such Equity Interest is issued to any current or former employee or to any plan for the benefit of employees, directors, officers, members of management or consultants of the Company or its Subsidiaries or by any such plan to such employees, directors, officers, members or management or consultants, such Equity In- terest shall not constitute Disqualified Equity Interest solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s, director’s, officer’s, management member’s or consultant’s termination, death or disability. “Disqualified Institution” means any competitor of the Company or any of its Restricted Subsidi- aries (other than a bona fide debt fund or any investment vehicle that is engaged primarily in making, purchasing, holding or otherwise investing in loans, commitments and similar extensions of credit in the ordinary course of business for financial investment purposes and with respect to which no personnel in- volved with the investment in the relevant competitor, or the management, control or operation thereof, directly or indirectly, possesses the power to direct or cause the investment policies of such fund, vehicle or entity) identified in writing to the Administrative Agents by the Company from time to time. The list of Disqualified Institutions shall be available for inspection upon request by any Lender or Participant or any prospective Lender or participant. “Dividing Person” has the meaning assigned to it in the definition of “Division.” “Division” means the division of the assets, liabilities and/or obligations of a Person (the “Dividing Person”) among two or more Persons (whether pursuant to a “plan of division” or similar arrangement), which may or may not include the Dividing Person and pursuant to which the Dividing Person may or may not survive. “Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any Alternative Currency, the equivalent amount thereof in Dollars as determined by the Pro Rata Administrative Agent or the applicable Issuing Bank, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such Alternative Currency. “Dollars” or “$” refers to lawful money of the United States of America. “Dutch Borrower” has the meaning assigned to such term in the definition of “Excluded Taxes”. “Dutch Loan Party” has the meaning assigned to such term in Section 1.14. “EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity 27 established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent. “EEA Member Country” means any of the member states of the European Union, Iceland, Liech- tenstein, and Norway. “EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having respon- sibility for the resolution of any EEA Financial Institution. “Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record. “Eligible Assignee” means any Person that meets the requirements to be an assignee under Sec- tion 9.04(b)(iii), (v), (vi) and (vii) (subject to such consents, if any, as may be required under Sec- tion 9.04(b)(iii)). “EMU Legislation” means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency. “Environment” means ambient air, indoor air, surface water, groundwater, drinking water, land surface and subsurface strata and natural resources such as wetlands, flora and fauna. “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigations or proceed- ings relating in any way to any violation (or alleged violation) by the Company or any of its Restricted Subsidiaries under any Environmental Law or any permit issued to the Company or any of its Restricted Subsidiaries under any such law (hereunder “Claims”), including, without limitation, (a) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief re- sulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the Environment. “Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judg- ments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, including the common law, concerning the protection of the Environment, preservation or rec- lamation of natural resources, the management, Release or threatened Release of any Hazardous Material, or the effect of Hazardous Materials on the Environment or to health and safety matters. “Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Company or any Re- stricted Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Ma- terials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the Environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

28 “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time. “ERISA Affiliate” means, with respect to the Company, any corporation or other trade or business (whether or not incorporated) that, together with the Company or any of its Restricted Subsidiaries, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 and 430 of the Code, is treated as a single employer under Section 414 of the Code. “ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived), (b) the failure to make any minimum required contribution determined under Section 412 of the Code, Section 430 of the Code, or Section 303 of ERISA to a Plan for any plan year, (c) the existence with respect to any Multiemployer Plan of an “accumulated funding deficiency” (as defined in Section 431 of the Code or Section 304 of ERISA), whether or not waived, (d) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, (e) the incurrence by the Company or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan, (f) the receipt by the Company, any of its ERISA Affiliates, or any plan administrator of any notice from the PBGC relating to an intention to termi- nate any Plan or Plans or to appoint a trustee to administer any Plan, (g) the incurrence by the Company or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the withdrawal or partial withdrawal (including under Section 4062(e) of ERISA) from any Plan or Multiemployer Plan, or (h) the receipt by the Company or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from the Company or any of its ERISA Affiliates of any notice, concerning the imposition of With- drawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent, within the meaning of Title IV of ERISA or is in “endangered” or “critical” status, within the meaning of Section 432 of the Code or Section 305 of ERISA. “Erroneous Payment” has the meaning specified in Section 9.25(a). “Erroneous Payment Subrogation Rights” has the meaning specified in Section 9.25(d). “EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time. “Euro” and/or “EUR” means the single currency of the Participating Member States. “Eurocurrency” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted Eurocurrency Rate, in the case of a Revolving Loan. Eurocurrency Loans may be denominated in Euros, Canadian Dollars or SEK. “Eurocurrency Rate” means, with respect to any Borrowing of Revolving Loans or Term A Loans for any Interest Period, 29 (a) denominated in Euros, the rate per annum equal to the Euro Interbank Offered Rate (“EU- RIBOR”), or a comparable or successor rate which rate is approved by the Pro Rata Administrative Agent, as published on the applicable Bloomberg screen page (or such other commercially available source provid- ing such quotations as may be designated by the Pro Rata Administrative Agent from time to time) (in such case, the “EURIBOR Rate”) at or about 11:00 a.m. (Brussels, Belgium time) on the Rate Determination Date with a term equivalent to such Interest Period; (b) denominated in Canadian Dollars, the Adjusted Term CORRA Rate; and (c) denominated in SEK, the rate per annum equal to the Stockholm Interbank Offered Rate administered and calculated by the Swedish Financial Benchmark Facility AB (or any other Person which takes over the administration of that rate) (“STIBOR”), or a comparable or successor rate which is approved by the Pro Rata Administrative Agent, as published on the applicable page of the LSEG screen (or such other commercially available source providing such quotations as may be designated by the Pro Rata Ad- ministrative Agent from time to time) (in such case, the “STIBOR Rate”) at or about 11:00 a.m. (Stockholm, Sweden time) on the Rate Determination Date with a term equivalent to such Interest Period; provided that if the Eurocurrency Rate as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement. “Event of Default” has the meaning assigned to such term in Article VII. “Exchange Act” means the Securities Exchange Act of 1934, as amended. “Excluded Assets” has the meaning assigned to such term in the definition of “Collateral and Guar- antee Requirement”. “Excluded Subsidiary” means (a) any Subsidiary that is not a wholly owned Subsidiary of a Bor- rower or a Guarantor on the Closing Date or on the date such Person became a Subsidiary, (b) subject to Section 6.03(e), any Subsidiary (an “Immaterial Subsidiary”) of a Guarantor that does not have total assets in excess of 2.5% of Consolidated Total Assets of the Company for the most recently ended Test Period (calculated on a Pro Forma Basis) for which financial statements have been delivered pursuant to Section 5.01(a) (it being understood that the calculation of total assets for such purposes shall exclude any equity investment), (c) any Subsidiary that is prohibited by applicable Law (whether on the Closing Date or there- after) or contractual obligations existing on the Closing Date (or, in the case of any newly acquired Subsid- iary, in existence at the time of acquisition but not entered into in contemplation thereof) from guaranteeing the Obligations (after taking into account any applicable guarantee limitations in accordance with local law) or if guaranteeing the Obligation would require governmental (including regulatory) or other third-party (other than a Loan Party) consent, approval, license or authorization (unless such consent, approval, license or authorization has been obtained), (d) any other Subsidiary with respect to which the Company and the Collateral Agent reasonably agree that the burden or cost or other consequences (including any adverse tax consequences) of providing a Guarantee shall be excessive in view of the benefits to be obtained by the Lenders therefrom, (e) any direct or indirect Subsidiary of the Company organized in a jurisdiction other than an Agreed Security Jurisdiction, (f) any Subsidiary with respect to which the provision of a guarantee and/or the granting of security over assets by such Subsidiary could reasonably be expected to result in adverse tax consequences to it, the Company, any other Borrower or any of the Borrowers’ direct or indirect Subsidiaries, in each case, as determined in good faith by the Company and notified in writing to the Ad- ministrative Agents, (g) any not-for-profit Subsidiaries, (h) any Unrestricted Subsidiaries, (i) any special purpose entities, (j) any captive insurance subsidiaries, (k) any Subsidiary which is not required to become a Guarantor pursuant to the Agreed Security Principles, (l) any Subsidiary to the extent becoming a Guar- antor and/or granting security over its assets would result in a breach of the fiduciary duties of the directors 30 (or equivalent) of such Subsidiary or could reasonably be expected to result in personal or criminal liability of any director (or equivalent), in each case as determined in good faith by the Company and notified in writing to the Administrative Agents, (m) any direct or indirect Subsidiary of DFC that is a Non-U.S. Sub- sidiary and (n) any Subsidiary of the Company which is not already a Guarantor and which is not required to become a Guarantor as a result of the Borrowers being in compliance with the Collateral Coverage Re- quirement as of the most recent date on which the Collateral Coverage Requirement was tested under Sec- tion 5.09(d), provided that such Subsidiary shall have been a Subsidiary as of such date. For the avoidance of doubt, no Borrower shall constitute an Excluded Subsidiary and no Restricted Subsidiary that becomes a Guarantor pursuant to the Collateral and Guarantee Requirement or the Collateral Coverage Requirement shall constitute an Excluded Subsidiary. “Excluded Swap Obligation” means, with respect to any Loan Party, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Loan Party of, or the grant by such Loan Party of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commis- sion (or the application or official interpretation of any thereof) by virtue of such Loan Party’s failure for any reason not to constitute an “eligible contract participant” as defined in the Commodity Exchange Act at the time the Guarantee of such Loan Party becomes effective with respect to such related Swap Obliga- tion. “Excluded Taxes” means any of the following Taxes imposed on or with respect to, or required to be withheld or deducted from a payment to, any Administrative Agent, any Lender or any Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of any Loan Party under any Loan Documents, (a) Taxes imposed on (or measured by) net income (however denominated), franchise Taxes and branch profits Taxes, in each case, (i) imposed as a result of such recipient being organized or having its principal office located in or, in the case of any Lender, having its applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), or (ii) that are Other Connection Taxes, (b) in the case of a Foreign Lender making Loans to a U.S. Borrower, any U.S. federal withholding Tax imposed on amounts payable to or for the account of such Foreign Lender with respect to an applicable interest in a Loan made to a U.S. Borrower pursuant to a Law in effect at the time such Foreign Lender becomes a party to this Agreement (or designates a new Lending Office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, immediately prior to the designation of a new Lending Office (or assignment), to receive additional amounts with respect to such withholding Tax pur- suant to Section 2.16, (c) any withholding Tax that is attributable to such recipient’s failure to comply with Section 2.16(e) or (f), (d) with respect to any Loans made by a Lender to an Irish Borrower, any deduction or withholding for or on account of Tax imposed by Ireland on any amounts payable to or for the account of such Lender, if on the date on which the payment falls due (x) the payment could have been made to the relevant Lender without any withholding or deduction for or on account of such Tax if the Lender had been an Irish Qualifying Lender, but on that date the Lender is not (or has ceased to be) an Irish Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or treaty or any published practice or pub- lished concession of any relevant Governmental Authority) or (y) the relevant Lender is an Irish Qualifying Lender by virtue of being an Irish Treaty Lender and the Loan Party making the payment is able to demon- strate that the payment could have been made to the Lender without such deduction or withholding had the Lender complied with its obligations in Section 2.16(j), (e) any UK Tax Deduction, if on the date on which the payment falls due (1) that Lender is not a UK Qualifying Lender other than where it was a UK Quali- fying Lender before such date and has ceased to be such a UK Qualifying Lender as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or appli- cation of) any law or UK Treaty or any published practice or published concession of any relevant taxing authority, (2) the relevant Lender is a UK Qualifying Lender solely by virtue of category (B) of the defini- tion of UK Qualifying Lender and: (x) an officer of HM Revenue & Customs has given (and not revoked) 31 a direction (a “Direction”) under section 931 of the ITA which relates to the payment and that Lender has received from the Loan Party making the payment a certified copy of that Direction; and (y) the payment could have been made to the Lender without any UK Tax Deduction if that Direction had not been made, (3) the relevant Lender is a UK Qualifying Lender solely by virtue of category (B) of the definition of UK Qualifying Lender and: (x) the relevant Lender has not given a UK Tax Confirmation to the UK Borrower; and (y) the payment could have been made to the Lender without any UK Tax Deduction if the Lender had given a UK Tax Confirmation to the UK Borrower, on the basis that the UK Tax Confirmation would have enabled the UK Borrower to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA, or (4) the relevant Lender is a UK Treaty Lender and the Loan Party making the payment is able to demonstrate that the payment could have been made to the Lender without the UK Tax Deduction had that Lender complied with its obligations under Section 2.16(h)(iv) and Section 2.16(h)(v), (f) any U.S. federal withholding Taxes imposed under FATCA, (g) any U.S. federal backup withholding under Section 3406 of the Code, (h) any Bank Levy, (i) with respect to any Loans made to a Borrower organized under the laws of the Netherlands (a “Dutch Borrower”), any Dutch Tax that arises as a result of any Lender having a substantial interest (aanmerkelijk belang) as defined in the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) in a Dutch Borrower and (j) any Tax imposed on the basis of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021) as in force and at the rate as of the Closing Date. “Existing Credit Agreement” has the meaning assigned to such term in the Recitals hereof. “Existing Letter of Credit” means each letter of credit issued prior to the Closing Date by a Person that shall be an Issuing Bank and listed on Schedule 1.01B. “Existing Letter of Credit Termination Date” means an Existing Letter of Credit’s stated termina- tion date as specified on Schedule 1.01B. “Existing Loan Documents” has the meaning set forth in Section 9.26. “Existing Term Loan Class” has the meaning set forth in Section 2.20(a). “Extended Revolving Commitments” means revolving credit commitments established pursuant to Section 2.20 that are substantially identical to the applicable Class of Revolving Commitments except that such revolving credit commitments may have a later maturity date and different provision with respect to interest rates and fees than those applicable to such Revolving Commitments. “Extended Term Loans” has the meaning set forth in Section 2.20(a). “Extending Term Lender” has the meaning provided in Section 2.20(c). “Extension Election” has the meaning set forth in Section 2.20(c). “Extension Request” has the meaning provided in Section 2.20(a). “Farm Credit Administrative Agent” means AgFirst Farm Credit Bank, in its capacity as adminis- trative agent for the Farm Credit Term Lenders hereunder, or any successor administrative agent. “Farm Credit Administrative Agent’s Office” means the Farm Credit Administrative Agent’s ad- dress and, as appropriate, account as set forth on Schedule 9.01 with respect to such currency, or such other address or account with respect to such currency as the Farm Credit Administrative Agent may from time to time notify to the Borrowers and the Term Lenders.

32 “Farm Credit Administrative Questionnaire” means an Administrative Questionnaire in a form sup- plied by the Farm Credit Administrative Agent. “Farm Credit Arrangers” means AgFirst Farm Credit Bank and AgSouth Farm Credit, ACA, in their capacities as joint lead arrangers and joint bookrunners for the Farm Credit Term Loan Facility. “Farm Credit Bank” means a lending institution (including a farm credit bank or a farm credit association) organized and existing pursuant to the provisions of the Farm Credit Act of 1971, as amended, and under the regulation of the Farm Credit Administration. “Farm Credit Equities” has the meaning assigned to such term in Section 9.24(b). “Farm Credit Equity Documents” has the meaning assigned to such term in Section 9.24(b). “Farm Credit Law” has the meaning assigned to such term in Section 9.22(a). “Farm Credit Term Lender” means a Lender with a Farm Credit Term Loan Commitment or hold- ing Farm Credit Term Loans. “Farm Credit Term Loan” means a loan made pursuant to Section 2.01(c). “Farm Credit Term Loan Borrower” means TP US Holdings. “Farm Credit Term Loan Commitment” means, with respect to each Lender, the commitment, if any, of such Lender to make a Farm Credit Term Loan pursuant to Section 2.01(c), as such commitment may be (a) reduced from time to time pursuant to Section 2.08 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The initial amount of each Lender’s Farm Credit Term Loan Commitment is set forth in Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed a Farm Credit Term Loan Commitment, as applicable. The initial aggregate amount of the Lenders’ Farm Credit Term Loan Commitments is $350,000,000. “Farm Credit Term Loan Facility” means the Farm Credit Term Loan Commitments and the Farm Credit Term Loans made thereunder. “Farm Credit Term Loan Maturity Date” means May 1, 2032. “FATCA” means Sections 1471 through 1474 of the Code as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pur- suant to current Section 1471(b)(1) of the Code (or any amended or successor version described above), and any intergovernmental agreements (and any related laws, regulations or official administrative guid- ance) implementing the foregoing. “FCPA” means the Foreign Corrupt Practices Act of 1977, as amended from time to time, and the rules and regulations thereunder, and any successor thereto. “Federal Funds Rate” means, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published on the next succeeding Busi- ness Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day for such transactions received by the Pro Rata 33 Administrative Agent from three federal funds brokers of recognized standing selected by it; provided that in no event shall the Federal Funds Rate be less than zero. “Fee Letter” means the Fee Letter, dated as of May 1, 2025, by and among the Administrative Agents, the Company and the other parties thereto. “Financial Covenant” means the covenant in Section 6.09. “Financial Officer” means the chief financial officer, finance director, principal accounting officer, treasurer, or controller of the Company. “Finco” has the meaning specified in the preamble hereto. “First Lien Intercreditor Agreement” means an intercreditor agreement, substantially in the form of Exhibit I (with such changes thereto as are reasonably acceptable to the Collateral Agent), by and be- tween the Collateral Agent and the collateral agent for one or more classes of Credit Agreement Refinancing Indebtedness or Incremental Substitute Indebtedness that are intended to be secured by Liens ranking pari passu with the Liens securing the Obligations. “Fiscal Quarter” means a fiscal quarter of any Fiscal Year. “Fiscal Year” means each fiscal year of the Company and its Subsidiaries, which ends on December 31. “Flood Insurance Laws” means, collectively, (i) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (ii) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statute thereto, (iii) the National Flood Insurance Reform Act of 1994 as now or hereafter in effect or any successor statute thereto, (iv) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (v) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto. “Floor” means a rate of interest equal to 0.00%. “Foreign Lender” means any Lender or Issuing Bank that is not a United States person within the meaning of Section 7701(a)(30) of the Code. “Foreign Plan” means any pension plan, benefit plan, fund (including any superannuation fund) or other similar program established, maintained or contributed to by the Company or any of its Restricted Subsidiaries for the benefit of employees of the Company or any of its Restricted Subsidiaries employed and residing outside the United States (other than any plans, funds or other similar programs that are main- tained exclusively by a Governmental Authority), which plan, fund or other similar program provides, or results in, retirement income or a deferral of income in contemplation of retirement, and which plan is not subject to ERISA. “Foreign Plan Event” means, with respect to any Foreign Plan, (a) the existence of unfunded lia- bilities in excess of the amount permitted under any applicable law, or in excess of the amount that would be permitted absent a waiver from a Governmental Authority, (b) the failure to make the required contri- butions or payments, under any applicable law, on or before the due date for such contributions or payments, (c) the receipt of a notice from a Governmental Authority relating to the intention to terminate any such Foreign Plan or to appoint a trustee or similar official to administer any such Foreign Plan, or alleging the 34 insolvency of any such Foreign Plan, (d) the incurrence of any liability by the Company or any of its Re- stricted Subsidiaries under applicable law on account of the complete or partial termination of such Foreign Plan or the complete or partial withdrawal of any participating employer therein or (e) the occurrence of any transaction that is prohibited under any applicable law and that could reasonably be expected to result in the incurrence of any liability by the Company or any of its Restricted Subsidiaries, or the imposition on the Company or any of its Restricted Subsidiaries of any fine, excise tax or penalty resulting from any noncompliance with any applicable law. “Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to any Issuing Bank, such Defaulting Lender’s Applicable Percentage of the outstanding L/C Exposure with respect to Letters of Credit issued by such Issuing Bank other than L/C Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to the Swingline Lender, such Defaulting Lender’s Applicable Percentage of outstanding Swingline Loans other than Swingline Loans as to which such Defaulting Lender’s partici- pation obligation has been reallocated to other Revolving Lenders. “Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the or- dinary course of its activities. “GAAP” means generally accepted accounting principles in the United States of America. “Group” means the Company and its Restricted Subsidiaries. “Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state, local or otherwise, and any agency, authority, instru- mentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any su- pra-national bodies such as the European Union or the European Central Bank). “Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the effect of rendering such person liable for any Indebtedness or other monetary obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or ad- vance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other monetary obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other monetary obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or monetary obligation; provided that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation, or portion thereof, in respect of which such Guarantee is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee, unless such primary obligation or the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee shall be such guaranteeing person’s maximum reasonably antic- ipated liability in respect thereof as determined by the Company in good faith. 35 “Guarantee Agreement” means the Amended and Restated Guarantee Agreement, dated as of May 1, 2025, among the Loan Parties party thereto and the Collateral Agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time. “Guarantor” means (a) each Borrower (other than with respect to its own Obligations), (b) each other Restricted Subsidiary of the Company party to the Guarantee Agreement and (c) each other Restricted Subsidiary that becomes a party to the Guarantee Agreement after the Closing Date pursuant to 5.09(a) or (d). “Guaranty” means, collectively, the guaranty of the Obligations by the Borrowers and the Guaran- tors pursuant to the Guarantee Agreement. “Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances, materials, pollutants or contaminants or wastes of any nature regulated pursuant to any Environmental Law. “Hedge Bank” means (a) any Person that is an Administrative Agent or a Lender or an Affiliate of an Administrative Agent or a Lender at the time it enters into a Secured Hedge Agreement, in its capacity as a party thereto, and (b) Bank of Montreal with respect to any Secured Hedge Agreements entered into prior to the Closing Date pursuant to the Existing Credit Agreement; provided that, the Collateral Agent shall have received a letter agreement from Bank of Montreal in form and substance reasonably satisfactory to the Collateral Agent, which letter agreement shall provide for (i) the appointment of the Collateral Agent as its collateral agent under all applicable Loan Documents and (ii) the agreement by Bank of Montreal to be bound by and subject to all provisions of the Loan Documents as a Hedge Bank and Secured Party thereunder, including without limitation, Sections 9.03, 9.09 and 9.10 and Article VIII. “Honor Date” has the meaning provided in Section 2.05(c)(i). “IFRS” means International Financial Reporting Standards as issued by the International Account- ing Standards Board. “Immaterial Subsidiary” has the meaning assigned to such term in the definition of “Excluded Sub- sidiary”. “Increased Commitments” has the meaning provided in Section 2.19(a). “Increasing Lender” has the meaning provided in Section 2.19(b). “Incremental Substitute Indebtedness” means Indebtedness consisting of (x) unsecured loans or secured loans secured by Liens ranking pari passu with or junior to the Liens securing the Obligations or (y) unsecured debt securities or secured debt securities secured by Liens ranking pari passu with or junior to the Liens securing the Obligations issued or Guaranteed by the Loan Parties that is designated by the Company in a certificate of a Responsible Officer of the Company delivered to the Administrative Agents as “Incremental Substitute Indebtedness” prior to the date of incurrence; provided that (i) such Indebtedness does not have a final maturity that is prior to the Farm Credit Term Loan Maturity Date or a Weighted Average Life to Maturity that is shorter than the Weighted Average Life to Maturity of the then outstanding Term Loans of any Class, (ii) such Indebtedness is not secured by a Lien on any assets of the Company or any of its Subsidiaries except for Liens permitted by Section 6.02(w), (iii) such Indebtedness is not incurred

36 or Guaranteed by any Subsidiaries that are not Loan Parties, (iv) the aggregate principal amount of Incre- mental Substitute Indebtedness incurred following the Closing Date, when aggregated with the aggregate amount of all Increased Commitments and Incremental Term Loans (other than Refinancing Incremental Term Loans) established following the Closing Date shall not exceed the sum of (A) the greater of (i) $380,000,000 and 100% of LTM Consolidated EBITDA, plus (B) an amount equal to all voluntary prepay- ments of Loans (including Incremental Term Loans) and Incremental Substitute Indebtedness (but includ- ing purchases of the Loans or Incremental Substitute Indebtedness by the Company or any of its Subsidi- aries at or below par, in which case the amount of voluntary prepayments of such Loans or Incremental Substitute Indebtedness shall be deemed not to exceed the actual purchase price of such Loans or Incre- mental Substitute Indebtedness below par), in the case of prepayments of Incremental Term Loans or In- cremental Substitute Indebtedness (in each case, other than to the extent funded with proceeds of long-term Indebtedness and excluding prepayments of the Revolving Facility except to the extent the commitments thereunder are permanently reduced by the amount of such prepayments), plus (C) an unlimited amount so long as, in the case of this clause (C), (i) with respect to any Incremental Substitute Indebtedness that is secured by Liens ranking pari passu with or junior to the Liens securing the Obligations, on a Pro Forma Basis the Senior Secured Net Leverage Ratio (excluding the cash proceeds thereof from cash for purposes of such calculation) as of the last day of the most recent fiscal quarter of the Company for which financial statements have been delivered pursuant to Section 5.01(a) or (b) prior to such time would not exceed 3.00 to 1.00 and (ii) with respect to any Incremental Substitute Indebtedness that is secured by Liens ranking junior to the Liens securing the Obligations or that is unsecured, on a Pro Forma Basis the Consolidated Net Leverage Ratio (excluding the cash proceeds thereof from cash for purposes of such calculation) as of the last day of the most recent fiscal quarter of the Company for which financial statements have been delivered pursuant to Section 5.01(a) or (b) prior to such time would not exceed 3.00 to 1.00, (v) Incremen- tal Substitute Indebtedness incurred on or prior to the twelve-month anniversary of the Closing Date in the form of term loans that are secured by Liens ranking pari passu with the Liens securing the Obligations shall be subject to the MFN Provision and (vi) the other terms and conditions relating to such debt securities or loans (other than interest rates, fees, rate floors, premiums, discounts, optional redemption or prepayment provisions, amortization, maturities and call protection) are not in the aggregate materially more restrictive than the terms of this Agreement as determined in good faith by the Company. “Incremental Other Term Loan” has the meaning assigned to such term in Section 2.19(a). “Incremental Term A Loan” has the meaning assigned to such term in Section 2.19(a). “Incremental Term Loan” has the meaning assigned to such term in Section 2.19(a). “Indebtedness” means, as to any Person, without duplication, (i) all indebtedness (including prin- cipal, interest, fees and charges) of such Person for borrowed money or bonds, debentures, notes or similar instruments or for the deferred purchase price of property or services, (ii) the maximum amount available to be drawn or paid under all letters of credit, bankers’ acceptances, bank guaranties and similar obligations issued for the account of such Person and all unpaid drawings and unreimbursed payments in respect of such letters of credit, bankers’ acceptances, bank guaranties and similar obligations, (iii) all indebtedness of the types described in clause (i), (ii), (iv), (v), (vi), (vii) or (viii) of this definition secured by any Lien on any property owned by such Person, whether or not such indebtedness has been assumed by such Person (provided that, if the Person has not assumed or otherwise become liable in respect of such indebtedness, such indebtedness shall be deemed to be in an amount equal to the fair market value of the property to which such Lien relates as determined in good faith by such Person), (iv) the aggregate amount of all Capital Lease Obligations of such Person, (v) all obligations of such Person to pay a specified purchase price for goods or services, whether or not delivered or accepted, i.e., take-or-pay and similar obligations, (vi) all Guarantees by such Person of Indebtedness of others, (vii) all obligations under any Interest Rate Protection Agreement, any Other Hedging Agreement or under any similar type of agreement and (viii) obligations 37 arising under Synthetic Leases. Notwithstanding the foregoing, Indebtedness shall not include (i) trade payables, accrued expenses and deferred tax and other credits incurred by any Person in accordance with customary practices and in the ordinary course of business of such Person or (ii) intercompany liabilities arising from their cash management and accounting operations and intercompany loans, advances or In- debtedness among the Company and its Restricted Subsidiaries or among Restricted Subsidiaries of the Company having a term not exceeding 364 days (inclusive of any rollover or extensions of terms) and made in the ordinary course of business. “Indemnified Taxes” means all (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes. “Indemnitee” has the meaning set forth in Section 9.03(b). “Information” has the meaning specified in Section 9.12. “Initial Borrowers” has the meaning specified in the preamble hereto. “Intercreditor Agreements” means each First Lien Intercreditor Agreement and Junior Lien Inter- creditor Agreement, in each case to the extent then in effect. “Interest Election Request” means a request by the applicable Borrower (or the Company on behalf of the applicable Borrower) to convert or continue a Revolving Borrowing in accordance with Section 2.03. “Interest Payment Date” means (a) with respect to any Base Rate Loan (including a Swingline Loan), the last Business Day of each March, June, September and December, (b) as to any Daily Simple SONIA Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Daily Simple SONIA Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period, (c) with respect to any Eurocurrency Loan or Term SOFR Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurocurrency Borrowing or Term SOFR Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and (d) with respect to any Daily Compounded SOFR Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part. “Interest Period” means (i) with respect to any Eurocurrency Borrowing or RFR Borrowing (other than a Daily Compounded SOFR Borrowing or a Eurocurrency Borrowing denominated in Canadian Dol- lars), the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months, or any other period as may be agreed to and is available to all applicable Lenders, thereafter, as a Borrower (or the Company on behalf of such Borrower) may elect, (ii) with respect to any Eurocurrency Borrowing denominated in Canadian Dollars or any Daily Compounded CORRA Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one or three months thereafter, and (iii) with respect to a Daily Compounded SOFR Borrowing, an interest period of one month, or any other period as may be agreed to and is available to all applicable Lenders, which period may not exceed three months, as a Borrower (or the Company on behalf of such Borrower) may elect; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically 38 corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, and (iii) no tenor that has been removed from this definition pursuant to Section 2.13(c)(v) or Section 2.13(d)(ii) shall be available for specification in such Borrowing Request or Interest Election Request. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a Revolving Borrowing, thereafter shall be the effec- tive date of the most recent conversion or continuation of such Borrowing. “Interest Rate Protection Agreement” means any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement, interest rate floor agreement or other similar agreement or arrangement. “Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests or debt or other secu- rities of another Person or (b) a loan, advance or capital contribution to, Guarantee of Indebtedness of, assumption of Indebtedness of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person (other than, in the case of the Company and its Restricted Subsidiaries, intercompany loans, advances or Indebt- edness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms)) or (c) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the property and assets or business of another Person or assets constituting a business unit, line of business or division of such Person. For purposes of Section 6.05,(i) the amount of any Investment outstanding at any time shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment, but reduced by any dividend, distribution, return of capital or principal repayment received in cash in respect of such investment and (ii) in the event the Company or any Subsidiary (an “Initial Investing Person”) transfers an amount of cash or other Property (the “Invested Amount”) for pur- poses of permitting the Company or one or more other Subsidiaries to ultimately make an Investment of the Invested Amount in the Company, any Subsidiary or any other Person (the Person in which such In- vestment is ultimately made, the “Subject Person”) through a series of substantially concurrent intermediate transfers of the Invested Amount to the Company or one or more other Subsidiaries other than the Subject Person (each an “Intermediate Investing Person”), including through the incurrence or repayment of inter- company Indebtedness, capital contributions or redemptions of Equity Interests, then, for all purposes of Section 6.05, any transfers of the Invested Amount to Intermediate Investing Persons in connection there- with shall be disregarded and such transaction, taken as a whole, shall be deemed to have been solely an Investment of the Invested Amount by the Initial Investing Person in the Subject Person and not an Invest- ment in any Intermediate Investing Person. “Ireland” means Ireland (exclusive of Northern Ireland). “Irish Borrower” means a Borrower which is organized or incorporated in Ireland. “Irish Companies Act” means the Companies Act 2014 of Ireland. “Irish Loan Party” means a Loan Party incorporated under the laws of Ireland. “Irish Qualifying Lender” means a Lender which is beneficially entitled to interest payable to it in respect of an advance under a Loan Document and is: (a) a bank within the meaning of Section 246 TCA which is carrying on a bona fide banking busi- ness in Ireland for the purposes of Section 246(3)(a) TCA and whose Lending Office is located in Ireland; (b) a body corporate: 39 (i) which, by virtue of the law of a Qualifying Jurisdiction, is resident in the Qualify- ing Jurisdiction for the purposes of tax and that jurisdiction imposes a tax that generally applies to interest receivable in that jurisdiction by bodies corporate from sources outside that jurisdiction; (ii) which is a US company which is incorporated in the United States and is taxed in the United States on its worldwide income; (iii) which is a US limited liability company where (I) the ultimate recipients of the interest payable under the Loan Document would themselves be Irish Qualifying Lenders under sub-paragraphs (i), (ii) or (iv) of this paragraph (b) or paragraph (c); and (II) business is conducted through the US limited liability company for non-tax commercial reasons and not for tax avoidance purposes; or (iv) where the interest payable under the Loan Document: (1) is exempted from the charge to Irish income tax under an Irish Treaty in force on the date the interest is paid; or (2) would be exempted from the charge to Irish income tax under an Irish Treaty which has been signed but is not yet in force if such Irish Treaty had the force of law on the date the interest is paid by virtue of Section 826(1) TCA, except where, in respect of each of sub-paragraphs (i) to (iv), interest payable to that body corporate in respect of an advance under a Loan Document is paid in connection with a trade or business which is carried on in Ireland by that body corporate through a branch or agency; (c) in circumstances only where interest is payable under a Loan Document by a Loan Party which is a qualifying company (within the meaning of Section 110 TCA), a person which, by virtue of the law of a Qualifying Jurisdiction, is resident in the Qualifying Jurisdiction for the purposes of tax except, in a case where such person is a body corporate, where interest payable to it in respect of an advance under a Loan Document is paid in connection with a trade or business which is carried on in Ireland by that body corporate through a branch or agency; (d) a body corporate which advances money in the ordinary course of a trade which includes the lending of money and whose Lending Office is located in Ireland, in whose hands any interest payable in respect of monies so advanced is taken into account in computing the trading income of such body cor- porate and such body corporate has complied with the notification requirements under section 246(5) TCA to the Revenue Commissioners and the Irish Borrower; (e) a qualifying company (within the meaning of section 110 TCA) whose Lending Office is located in Ireland; (f) an investment undertaking (within the meaning of section 739B TCA) whose Lending Of- fice is located in Ireland; (g) an exempt approved scheme (within the meaning of section 774 TCA) whose Lending Office is located in Ireland; or (h) an Irish Treaty Lender. “Irish Treaty” has the meaning specified in the definition of “Irish Treaty State”.

40 “Irish Treaty Lender” means a Lender, other than a Lender falling within paragraph (b) or (c) of the definition of Irish Qualifying Lender, which (a) is treated as resident of an Irish Treaty State for the purposes of an Irish Treaty; (b) does not carry on a business in Ireland through a permanent establishment with which that Lender’s participation in any Loan is effectively connected; and (c) meets all other condi- tions of the Irish Treaty which must be fulfilled for residents of that Irish Treaty State to be paid interest without the deduction of Tax subject to the provision of the relevant self-certification form, or where the self-certification procedure does not apply, completion of any necessary procedural formalities. “Irish Treaty State” means a jurisdiction having a double taxation agreement (an “Irish Treaty”) with Ireland that has force of law and makes provision for full exemption from tax imposed by Ireland on interest. “ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” pub- lished by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance). “Issuer Documents” means, with respect to any Letter of Credit, the Letter of Credit Application and any other document, agreement and instrument entered into by the applicable Issuing Bank and the Company (or any Subsidiary) or in favor of the applicable Issuing Bank and relating to such Letter of Credit. “Issuing Bank” means each of (i) Bank of America, N.A. and (ii) any other Revolving Multicur- rency Tranche 1 Lender (subject to such Lender’s consent) designated by the Company and consented to by the Pro Rata Administrative Agent that becomes an Issuing Bank, in each case in its capacity as an issuer of Letters of Credit hereunder, and any successors in such capacity as provided in Section 9.04. An Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate. “ITA” means the UK Income Tax Act 2007. “Junior Lien Intercreditor Agreement” means an intercreditor agreement, substantially in the form of Exhibit H (with such changes thereto as are reasonably acceptable to the Collateral Agent), by and be- tween the Collateral Agent and the collateral agent for one or more classes of Credit Agreement Refinancing Indebtedness or Incremental Substitute Indebtedness that are intended to be secured by Liens ranking junior to the Liens securing the Obligations. “knowledge” of any Person, means, except as otherwise set forth in this Agreement, the actual (but not the constructive or imputed) knowledge of such Person without any implication of verification or in- vestigation concerning such knowledge. “Laws” means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities. “L/C Advance” means, with respect to each Revolving Multicurrency Tranche 1 Lender, such Re- volving Multicurrency Tranche 1 Lender’s funding of its participation in any L/C Borrowing in accordance with its Applicable Percentage. All L/C Advances shall be denominated in the same currency as the Letter of Credit under which the applicable L/C Borrowing occurred. “L/C Borrowing” means an extension of credit resulting from a L/C Disbursement under any Letter of Credit which has not been reimbursed on the date when made or refinanced as Base Rate Revolving 41 Borrowing. All L/C Borrowings shall be denominated in the currency in which the related Letter of Credit is denominated. “L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or exten- sion of the expiry date thereof, or the increase of the amount thereof. “L/C Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit. “L/C Exposure” means, at any time, the sum of (a) the aggregate Outstanding Amount of all Letters of Credit at such time plus (b) the aggregate Outstanding Amount of all L/C Disbursements, including Unreimbursed Amounts, that have not yet been reimbursed by or on behalf of the Borrowers at such time. The L/C Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the total L/C Exposure at such time. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.11. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn. “L/C Exposure Sublimit” means $75,000,000. “LCT Election” shall have the meaning provided in Section 1.04(d). “LCT Test Date” shall have the meaning provided in Section 1.04(d). “Lenders” means the Persons listed on Schedule 2.01 and any other Person that shall have become a Lender hereunder pursuant to Section 2.19 or pursuant to an Assignment and Assumption or an Additional Credit Extension Amendment, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term “Lenders” includes the Swin- gline Lender and the Issuing Banks. “Lending Office” means the office or offices notified by a Lender to an Applicable Administrative Agent in writing as the office or offices through which it will perform its obligations under any Loan Doc- ument (including the office(s) of a domestic or foreign branch or Affiliate of such Lender designated by such Lender to make any Loans in accordance with Section 2.02(b)). “Letter of Credit” means a Letter of Credit issued pursuant to Section 2.05(a)(i) and each Existing Letter of Credit. “Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the applicable Issuing Bank. “Letter of Credit Expiration Date” means the day that is five Business Days (or, in the case of a commercial letter of credit, 30 days) prior to the Revolving Credit Maturity Date (or, if such day is not a Business Day, the next preceding Business Day). “Lien” means, with respect to any asset, any mortgage, charge in the nature of a security interest, deed of trust, lien, pledge, hypothecation, encumbrance, or security interest in, on or of such asset (or any capital lease having substantially the same economic effect as any of the foregoing). “Limited Condition Transaction” means (i) any Permitted Acquisition or similar Investment whose consummation is not conditioned on the availability of, or on obtaining, third party financing and (ii) any 42 redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness requiring ir- revocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or re- payment. “Loan Documents” means this Agreement, the Collateral Documents, the Guarantee Agreement, any Intercreditor Agreement, each Additional Credit Extension Amendment, any promissory notes exe- cuted and delivered pursuant to Section 2.09(f), the Fee Letter and any amendments, restatements, amend- ments and restatements, waivers, supplements or other modifications to any of the foregoing. “Loan Parties” means, collectively, the Borrowers and the Guarantors. “Loans” means the loans made by the Lenders to any Borrower pursuant to this Agreement. “LTM Consolidated EBITDA” means, on any date, Consolidated EBITDA of the Company for the most recently ended Test Period (calculated on a Pro Forma Basis) for which financial statements have been delivered pursuant to Section 5.01(a) or (b) (including pursuant to the Existing Credit Agreement). “Margin Stock” has the meaning assigned to such term in Regulation U. “Material Adverse Effect” means a material adverse effect on (a) the business, assets, property or financial condition of the Company and its Restricted Subsidiaries taken as a whole, (b) the validity or enforceability against the Loan Parties of the Loan Documents, taken as a whole, (c) the material rights and remedies of the Administrative Agents or the Lenders under the Loan Documents, taken as a whole, or (d) the ability of the Loan Parties, taken as a whole, to perform their material payment obligations under the Loan Documents, taken as a whole. “Material Indebtedness” means Indebtedness (other than the Loans) of any one or more of the Company and its Restricted Subsidiaries in an aggregate principal amount exceeding $75,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Company or any Restricted Subsidiary in respect of any Swap Agreement at any time shall be the termination value (giving effect to any netting agreements) that the Company or such Restricted Subsidiary would be required to pay if such Swap Agreement were terminated at such time. “Material Intellectual Property” means any intellectual property owned by or exclusively licensed to any Loan Party or any of their Restricted Subsidiaries that is material to the operation of the business of the Borrowers and their Restricted Subsidiaries, taken as a whole. “Material Real Property” means (i) as of the Closing Date, any real property located in the United States owned by a Loan Party listed on Schedule 3.05 and (ii) at all times after the Closing Date, any real property located in the United States acquired in fee by any Loan Party with a fair market value as of such date in excess of $20,000,000. “Material Subsidiary” means any Restricted Subsidiary (or group of Restricted Subsidiaries as to which a specified condition applies) that would be a “significant subsidiary” under Rule 1-02(w) of Regu- lation S-X. “Maximum Rate” has the meaning assigned to such term in Section 9.14. “Minimum Collateral Amount” means, at any time, (a) with respect to Cash Collateral consisting of cash or Deposit Account balances, an amount equal to 103% of the Fronting Exposure of the Issuing Banks with respect to Letters of Credit issued and outstanding at such time and (b) otherwise, an amount 43 determined by the Pro Rata Administrative Agent and the applicable Issuing Banks in their reasonable discretion. “Moody’s” means Moody’s Investors Service, Inc. and any successor thereto. “Mortgage” means any mortgage or deed of trust executed by any Loan Party in favor of the Col- lateral Agent for the benefit of the Secured Parties, including any such agreements executed in connection with the Existing Credit Agreement, as such agreements may be amended, restated, amended and restated, supplemented or otherwise modified from time to time. “Mortgage Policies” has the meaning set forth in the definition of “Collateral and Guarantee Re- quirement.” “Mortgaged Property” has the meaning set forth in the definition of “Collateral and Guarantee Re- quirement.” “Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA. “Net Cash Proceeds” means (a) with respect to any Asset Sale or any Casualty Event, an amount equal to (i) the sum of cash and Cash Equivalents received by the Company or any Restricted Subsidiary in connection with such Asset Sale or Casualty Event (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received and, with respect to any Casualty Event, any insurance proceeds or condemnation awards in respect of such Casualty Event actually received by the Company or any Restricted Subsidiary) less (ii) the sum of (A) transaction costs (including, without limitation, any underwriting, brokerage or other cus- tomary selling commissions, legal, advisory and other fees and expenses (including title and recording ex- penses), associated therewith and sales, VAT and transfer taxes arising therefrom), (B) with respect to any Asset Sale, payments of unassumed liabilities relating to the assets sold or otherwise disposed of at the time of, or within 90 days after, the date of such Asset Sale, (C) the amount of such gross cash proceeds required to be used to permanently repay any Indebtedness (other than Indebtedness (I) owed to the Lenders pursuant to this Agreement or (II) which is secured by Liens permitted by Section 6.02(w)) which is secured by the respective assets which were subject to such Asset Sale or Casualty Event and (D) the estimated net mar- ginal increase in income taxes which will be payable by the Company consolidated group or any Restricted Subsidiary of the Company with respect to the fiscal year in which such Asset Sale or Casualty Event occurs as a result of such Asset Sale or Casualty Event; and in the event of any such Asset Sale or Casualty Event of assets owned by a non-wholly owned Restricted Subsidiary, the proportionate share thereof attributable to minority interests (based upon such Persons’ relative holdings of Equity Interests in such Restricted Subsidiary); provided, however, that such cash and Cash Equivalents shall not include any portion thereof which the Company determines in good faith should be reserved for post-closing adjustments (to the extent the Company delivers to the Administrative Agents a certificate signed by a Responsible Officer as to such determination), it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by the Company or any of its Restricted Subsidiaries shall constitute Net Cash Proceeds on such date received by the Company and/or any of its Restricted Subsidi- aries from such Asset Sale, and (b) with respect to the incurrence or issuance of any Indebtedness by the Company or any Restricted Subsidiary, the excess, if any, of (i) the sum of the cash and Cash Equivalents received in connection with such incurrence or issuance over (ii) all taxes paid or reasonably estimated to be payable, and all fees (including investment banking fees, attorneys’ fees, accountants’ fees, underwriting fees and discounts), commissions, costs and other out-of-pocket expenses and other customary expenses incurred, in each case by the Company or such Restricted Subsidiary in connection with such incurrence or issuance.

44 “Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP. “Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time. “Non-Extension Notice Date” has the meaning set forth in Section 2.05(b)(iii). “Non-U.S. Jurisdiction Deposit” means a deposit or Guarantee incurred in the ordinary course of business and required by any Governmental Authority in a non-U.S. jurisdiction as a condition of doing business in such jurisdiction. “Non-U.S. Loan Party” has the meaning set forth in Schedule 1.01A. “Non-U.S. Security Documents” means security documents in favor of the Collateral Agent or any of the Secured Parties, with respect to the assets of or Equity Interests in any Loan Party which is a not a U.S. Loan Party (other than any Excluded Asset), including any such agreements executed in connection with the Existing Credit Agreement, as such agreements may be amended, restated, amended and restated, supplemented or otherwise modified from time to time. “Non-U.S. Subsidiary” means any direct or indirect Restricted Subsidiary that is not organized under the laws of the United States, any state thereof or the District of Columbia. “Note” means a promissory note made by the applicable Borrower in favor of a Lender evidencing Revolving Loans or Term Loans, as applicable, made by such Lender to such Borrower, substantially in the form of Exhibit B or Exhibit C, as applicable. “Obligations” means all indebtedness (including interest and fees accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) and other monetary obligations (x) of any of the Loan Parties to any of the Lenders, their Affiliates and the Administrative Agents, individually or collectively, existing on the Closing Date or arising thereafter (direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured) arising or incurred under this Agreement or any of the other Loan Documents or (y) arising under any Secured Hedge Agreement or Cash Management Obliga- tion, in each case, including under any of the Loans made or reimbursement or other monetary obligations incurred or any of the Letters of Credit or other instruments at any time evidencing any thereof, whether now existing or hereafter arising, whether all such obligations arise or accrue before or after the commence- ment of any bankruptcy, insolvency or receivership proceedings (and whether or not such claims, interest, costs, expenses or fees are allowed or allowable in any such proceeding). Notwithstanding the foregoing, “Obligations” of any Loan Party shall not include any Excluded Swap Obligation of such Loan Party. “OID” has the meaning assigned in Section 2.19(d). “Original Currency” has the meaning assigned in Section 2.17(a). “Other Connection Taxes” means, with respect to any Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of any Loan Party under any Loan Document, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising solely from such recipient having exe- cuted, delivered, become a party to, performed its obligations under, received payments under, received or 45 perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Doc- ument, or sold or assigned an interest in any Loan or Loan Document). “Other Hedging Agreements” means any foreign exchange contracts, currency swap agreements, commodity agreements or other similar agreements or arrangements designed to protect against fluctuations of currency values or commodity prices. “Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes arising from any payment made hereunder or from the execution, delivery, performance, registration or enforcement of, the receipt or perfection of a security interest under, or otherwise with re- spect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment, transfer, novation, sub-participation, alienation or other dis- posal of any Lender’s rights or obligations under a Loan Document (other than an assignment made pursu- ant to Section 2.18(b)). “Outstanding Amount” means (i) with respect to Loans on any date, the Dollar Equivalent amount of the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepay- ments or repayments of such Loans occurring on such date; (ii) with respect to Swingline Loans on any date, the aggregate outstanding Dollar Equivalent amount thereof after giving effect to any borrowings and prepayments or repayments of such Swingline Loans occurring on such date; and (iii) with respect to any L/C Exposure on any date, the Dollar Equivalent amount of the aggregate outstanding amount of such L/C Exposure on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Exposure as of such date, including as a result of any reim- bursements by the Borrowers of Unreimbursed Amounts. “Overnight Rate” means, for any day, (a) with respect to any amount denominated in Dollars, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Applicable Administrative Agent, the applicable Issuing Banks, or the Swingline Lender, as the case may be, in accordance with banking industry rules on interbank compensation; (b) with respect to any amount denominated in Euros, the applicable euro short term rate (based on the wholesale euro unsecured overnight borrowing costs of euro area banks) published by European Central Bank ) as “€STER” as of 8:00 A.M. (London Time) on the date of determination; (c) with respect to any amount denominated in Sterling, the rate of interest per annum equal to Daily Simple Sonia for Sterling in effect on such date of determination, or, if such date is not a RFR Business Day, then the immediately preceding RFR Business Day; and (d) with respect to any amount denominated in any other Alternative Currency, an overnight rate determined by the Pro Rata Administra- tive Agent or the applicable Issuing Bank, as the case may be, in accordance with banking industry rules on interbank compensation; provided, that if the Overnight Rate is less than zero, such rate shall be deemed to be zero for purposes of this Agreement. “Parallel Liability” means a Loan Party’s undertaking pursuant to Section 9.22. “Participant” has the meaning set forth in Section 9.04(d). “Participant Register” has the meaning set forth in Section 9.04(d). “Participating Member State” means each state so described in any EMU Legislation. “Patriot Act” has the meaning provided in Section 9.13. “Payment Recipient” has the meaning specified in Section 9.25(a). 46 “PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions. “Periodic Term CORRA Determination Day” has the meaning set forth in the definition of “Term CORRA.” “Permitted Acquisition” means (i) the purchase or other acquisition, in one or more series of trans- actions, of property and assets or businesses of any Person or of assets constituting a business unit, a line of business or division of such Person, or Equity Interests in a Person that, upon the consummation thereof, will be a Restricted Subsidiary of the Company (including as a result of a merger or consolidation) or (ii) any Investment in any Restricted Subsidiary (including by a merger or consolidation of existing Sub- sidiaries), including any Investment in (x) any Restricted Subsidiary the effect of which is to increase such equity ownership in such Restricted Subsidiary or (y) any joint venture for the purpose of increasing the ownership interest in such joint venture; provided that the following conditions are satisfied to the extent applicable (in each case subject to Section 1.04(d) hereof): (a) to the extent required by Section 5.09, each applicable Loan Party and any such newly created or acquired Subsidiary shall have complied with the requirements of Section 5.09, within the times specified therein; (b) unless such acquired Persons and their Subsidiaries become Guarantors and pledge their assets as, and to the extent, required by Section 5.09, the aggregate consideration (excluding assets acquired in exchange for Qualified Equity Interests of the Company and excluding any con- sideration paid with the proceeds of an issuance of, or capital contribution with respect to, any Qualified Equity Interests of the Company that was not included in the Available Amount or oth- erwise used as the basis for any Investment, Restricted Payment or payment in respect of Specified Indebtedness) paid by any Loan Party in respect of all such Permitted Acquisitions shall not exceed, at the time such Permitted Acquisition is made, the greater of (x) $690,000,000 and (y) 15% of Consolidated Total Assets for the most recently ended Test Period (calculated on a Pro Forma Basis) for which financial statements have been delivered pursuant to Section 5.01(a) or (b); (c) the acquired Property, business or Person is in a business permitted under Sec- tion 6.12; and (d) at the time of and immediately after any such purchase or other acquisition (in- cluding any Indebtedness to be incurred in connection therewith), no Event of Default shall have occurred and be continuing. “Permitted Business” means any business which (i) is the same, similar, ancillary or reasonably related to the business in which the Company or any of its Subsidiaries was engaged immediately prior to the Closing Date, or (ii) is conducted by any Person acquired pursuant to a Permitted Acquisition and which does not qualify as a “Permitted Business” pursuant to preceding clause (i), so long as (x) such business represents an immaterial portion of the businesses acquired pursuant to such Permitted Acquisition and (y) such business is sold or otherwise disposed of as soon as reasonably practicable following the consumma- tion of such Permitted Acquisition (but, in any event, within one year following such Permitted Acquisi- tion). “Permitted Encumbrances” means: (a) Liens for Taxes not then due or if due obligations with respect to such Taxes that are not being contested in compliance with Section 5.04; 47 (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’, workmen’s, suppliers’ and other like Liens imposed by law, arising in the ordinary course of busi- ness and securing obligations that are not overdue by more than sixty (60) days, or are being con- tested in compliance with Section 5.04; (c) (i) Liens, pledges and deposits made in the ordinary course of business in compli- ance with workers’ compensation, unemployment insurance and other social security laws or reg- ulations or employment laws or to secure other public, statutory or regulatory obligations (including to support letters of credit or bank guarantees) and (ii) Liens, pledges or deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insur- ance carriers providing insurance to the Company or any Restricted Subsidiary; (d) Liens or deposits to secure the performance of bids, trade contracts, governmental contracts, tenders, statutory bonds, leases, statutory obligations, surety, stay, customs, appeal and replevin bonds, performance bonds and other obligations of a like nature (including those to secure health, safety and environmental obligations), in each case in the ordinary course of business; (e) Liens in respect of judgments, decrees, attachments or awards that do not constitute an Event of Default under clause (k) of Article VII; (f) easements, restrictions (including zoning restrictions), rights-of-way, covenants, licenses, encroachments, protrusions and similar encumbrances and minor title defects affecting real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially interfere with the ordinary conduct of business of the Company and its Restricted Subsidiaries, taken as a whole; (g) any interest or title of a lessor, sublessor, licensor or sublicensor under any lease, sublease, license or sublicense entered into by the Company or any Restricted Subsidiary in the ordinary course of its business and covering only the assets so leased; (h) any matters affirmatively insured over or exceptions noted in any Mortgage Policy; (i) with respect to real property located in Hawaii (i) for which no title report has been delivered to the Collateral Agent prior to the Closing Date, and (ii) which are not governed by the land court of the State of Hawaii, any and all gaps in the chain of title that would be identified by a search of the public records of the State of Hawaii; and (j) with respect to real property located in Hawaii for which title reports have been delivered to the Collateral Agent prior to the Closing Date, all matters shown in such title reports. “Permitted JV Guarantee Obligations” means any Guarantee by the Company or any of its Re- stricted Subsidiaries of Indebtedness of any joint venture so long as the aggregate principal amount of Indebtedness Guaranteed by the Company and its Restricted Subsidiaries in reliance on this definition shall not exceed $100,000,000 at any time outstanding. “Permitted Receivables Facility” means one or more Receivables Facilities that meet the following conditions: (a) all sales of Receivables Related Assets to the Receivables SPE or Receivables Funder are made at fair market value (as determined by the Company in good faith), (b) the covenants, events of default and other material terms applicable to such financing shall be on market terms (as determined by the Com- pany in good faith) at the time such financing is entered into and may include Standard Securitization

48 Undertakings and such terms will not be adverse in any material respect to the interests of the Lenders as determined by the Company in good faith and (c) recourse to the Restricted Subsidiaries (other than any Receivables SPE) in connection with such financing shall be limited to the extent customary for comparable transactions. The transactions contemplated by (i) the Master Receivables Purchase, Pledge and Servicing Deed between Coöperatieve Rabobank U.A., Dole plc, Dole Europe GMBH, Dole Receivables Designated Activity Company and Nieuw Amsterdam Receivables Corporation B.V. dated 23 May 2022 and (ii) the Master Receivables Purchase Deed (Sweden) (governed by Irish law) between Coöperatieve Rabobank U.A., Everfresh AB and Total Produce Limited dated 19 December 2019 as amended by an Amendment Agreement dated 29 May 2020, in each case as amended, restated, amended and restated, extended, sup- plemented, modified, replaced or refinanced with Rabobank or an Affiliate of Rabobank from time to time, shall be deemed to be Permitted Receivables Facilities. “Permitted Receivables Facility Assets” means (i) Receivables (whether now existing or arising in the future) of the Subsidiaries of the Company (other than any Loan Party) which are transferred or pledged to any Receivables Entity pursuant to any Permitted Receivables Facility and any related Receivables Re- lated Assets which are also so transferred or pledged to any Receivables Entity and all proceeds thereof and (ii) loans to any Subsidiary of the Company (other than a Loan Party) secured by Receivables (whether now existing or arising in the future) of any Subsidiary which are made pursuant to any Permitted Receiv- ables Facility. “Permitted Receivables Facility Documents” means each of the documents and agreements entered into in connection with any Permitted Receivables Facility, including all documents and agreements relat- ing to the issuance, funding and/or purchase of certificates and purchased interests, or the issuance of notes or other evidence of Indebtedness secured by such notes, all of which documents and agreements shall be in form and substance reasonably customary for transactions of this type, in each case as such documents and agreements may be amended, restated, amended and restated, modified, supplemented, refinanced or replaced from time to time so long as (in the good faith determination of the Company) either (i) the terms as so amended, restated, amended and restated, modified, supplemented, refinanced or replaced are reason- ably customary for transactions of this type or (ii)(x) any such amendments, restatements, amendments and restatements, modifications, supplements, refinancings or replacements do not impose any conditions or requirements on the Company or any of its Restricted Subsidiaries that, taken as a whole, are more restric- tive in any material respect than those in existence immediately prior to any such amendment, restatement, amendment and restatement, modification, supplement, refinancing or replacement as determined by the Company in good faith and (y) any such amendments, restatements, amendments and restatements, modi- fications, supplements, refinancings or replacements are not adverse in any material respect to the interests of the Lenders as determined by the Company in good faith. “Permitted Refinancing Indebtedness” means, with respect to any Person, any amendment, modi- fication, refinancing, refunding, renewal, replacement or extension of any applicable Indebtedness of such Person; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so modified, refinanced, refunded, renewed, replaced or extended except by an amount equal to unpaid accrued interest and premium thereon plus other reasonable amounts paid, and fees and expenses reasonably incurred, in connection with such modification, refinancing, refunding, renewal, replacement or extension and by an amount equal to any existing commitments unutilized thereunder, (b) other than with respect to Permitted Refinancing Indebt- edness in respect of Indebtedness permitted pursuant to Section 6.01(b), Section 6.01(e) and Section 6.01(q), such modification, refinancing, refunding, renewal, replacement or extension has a final maturity date equal to or later than the earlier of (x) the final maturity date of the Indebtedness so modified, re- financed, refunded, renewed, replaced or extended and (y) the date which is 91 days after the Farm Credit Term Loan Maturity Date, (c) other than with respect to Permitted Refinancing Indebtedness in respect of 49 Indebtedness permitted pursuant to Section 6.01(e), such modification, refinancing, refunding, renewal, re- placement or extension has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of, the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended and (d) to the extent such Indebtedness being modified, refinanced, refunded, re- newed, replaced or extended is subordinated in right of payment to the Obligations, such modification, refinancing, refunding, renewal, replacement or extension is subordinated in right of payment to the Obli- gations on terms, taken as a whole, at least as favorable to the Lenders (in the good faith determination of the Company) as those contained in the documentation governing the Indebtedness being modified, re- financed, refunded, renewed, replaced or extended. “Person” means any natural person, corporation, limited liability company, trust, joint venture, as- sociation, company, partnership, Governmental Authority or other entity. “Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Company, any Restricted Subsidiary or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA. “Pledged Notes” has the meaning set forth in the U.S. Security Agreement and shall include any other Indebtedness pledged by any Loan Party or required to be pledged by any Loan Party and required to be delivered to the Collateral Agent under any other Collateral Documents. “Prime Rate” means the rate of interest per annum published in the Wall Street Journal as the U.S. dollar “prime rate” for such day and if the Wall Street Journal does not publish such rate on such day then such rate as most recently published prior to such day; provided that in no event shall the Prime Rate be less than 1.00%. “Pro Forma Basis,” “Pro Forma Compliance,” and “Pro Forma Effect” means, with respect to com- pliance with any test or covenant or calculation of any ratio hereunder, the determination or calculation of such test, covenant or ratio (including in connection with Specified Transactions) in accordance with Sec- tion 1.13. “Pro Rata Administrative Agent” means Coöperatieve Rabobank U.A., New York Branch in its capacity as administrative agent for the Pro Rata Lenders hereunder, or any successor administrative agent for the Pro Rata Lenders hereunder. “Pro Rata Administrative Agent’s Office” means, with respect to any currency, the Pro Rata Ad- ministrative Agent’s address and, as appropriate, account as set forth on Schedule 9.01 with respect to such currency, or such other address or account with respect to such currency as the Pro Rata Administrative Agent may from time to time notify to the Borrowers and the applicable Lenders. “Pro Rata Administrative Questionnaire” means an Administrative Questionnaire in a form sup- plied by the Pro Rata Administrative Agent. “Pro Rata Arrangers” means Coöperatieve Rabobank U.A., New York Branch, and BofA Securi- ties, Inc., in their capacities as joint lead arrangers and joint bookrunners for the Pro Rata Facilities. “Pro Rata Facilities” means, collectively, the Revolving Multicurrency 1 Tranche Facility, the Re- volving Multicurrency 2 Tranche Facility, the Revolving USD Tranche Facility, and the Term A Loan Facility. 50 “Pro Rata Lenders” means, collectively, the Revolving Multicurrency Tranche 1 Lenders, the Re- volving Multicurrency Tranche 2 Lenders, the Revolving USD Tranche Lenders and the Term A Lenders. “Pro Rata Share” means (i) with respect to any Lender’s obligation to pay any amount to the Pro Rata Administrative Agent, the Swingline Lender or any Issuing Bank in connection with the Revolving Multicurrency Tranche 1 Facility, such Lender’s Applicable Percentage of the Revolving Multicurrency Tranche 1 Facility, (ii) with respect to any Lender’s obligation to pay any amount to the Pro Rata Admin- istrative Agent in connection with the Revolving Multicurrency Tranche 2 Facility, such Lender’s Appli- cable Percentage of the Revolving Multicurrency Tranche 2 Facility, (iii) with respect to any Lender’s obligation to pay any amount to the Pro Rata Administrative Agent in connection with the Revolving USD Tranche Facility, such Lender’s Applicable Percentage of the Revolving USD Tranche Facility, (iv) with respect to any Lender’s obligation to pay any amount to the Pro Rata Administrative Agent in connection with the Term A Loan Facility, such Lender’s Applicable Percentage of the Term A Loans, and (v) with respect to any Lender’s obligation to pay any amount to the Farm Credit Administrative Agent in connec- tion with the Farm Credit Term Loan Facility, such Lender’s Applicable Percentage of the Farm Credit Term Loans. “Property” means any right or interest in or to property of any kind whatsoever, whether real, per- sonal or mixed and whether tangible or intangible, including, without limitation, Equity Interests. “PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time. “Public Company Costs” means costs relating to compliance with the provisions of the Sarbanes- Oxley Act of 2002, the Securities Act and the Exchange Act, as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’ or managers’ compensation, fees and expense reimbursement, costs relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insur- ance, employee bonuses and other executive costs, legal and other professional fees, listing fees and other expenses, in each case, arising out of or incidental to an entity’s status as, or preparation to become, a reporting company. “Public Lender” has the meaning assigned to such term in Section 5.01(h). “Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant Guarantee or grant of the relevant security in- terests becomes effective with respect to such Swap Obligation or such other person as constitutes an “eli- gible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act. “Qualified Equity Interests” means Equity Interests of the Company other than Disqualified Equity Interests. “Qualifying Bridge Facility” means any bridge facility whereby the Indebtedness outstanding thereunder may be converted, refinanced or exchanged for long-term debt that satisfies clauses (i) and (ii) of the proviso to the penultimate sentence of Section 2.19(a) and any such conversion or exchange is subject only to customary conditions (determined by the Company in good faith). “Qualifying Jurisdiction” means (a) a member state of the European Union other than Ireland; or (b) not being such a member state, a jurisdiction with which Ireland has entered into an Irish Treaty that has the force of law; or (c) not being a territory referred to in (a) or (b) above, a jurisdiction with which 51 Ireland has entered into an Irish Treaty which will come into force once the procedures set out in Section 826(1) TCA have been completed. “Rabobank” means Coöperatieve Rabobank U.A., New York Branch. “Rate Determination Date” means two (2) Business Days prior to the commencement of such In- terest Period (or such other day as is generally treated as the rate fixing day by market practice in such interbank market, as determined by the Pro Rata Administrative Agent; provided that, to the extent such market practice is not administratively feasible for the Pro Rata Administrative Agent, then “Rate Deter- mination Date” means such other day as otherwise reasonably determined by the Pro Rata Administrative Agent). “Receivables” means all accounts receivable (including, without limitation, all claims and rights to receive payment created by or arising from sales of goods, leases of goods or the rendition of services rendered no matter how evidenced whether or not earned by performance). “Receivables Entity” means a direct or indirect Subsidiary of the Company which solely engages in activities in connection with the financing of Receivables of the Receivables Sellers and which is desig- nated as a “Receivables Entity” by the delivery to the Administrative Agents of an officer’s certificate of the Company certifying that, to such officer’s knowledge and belief after consultation with counsel, the foregoing conditions are satisfied in respect of such entity: (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) incurred by such Person (i) is guaranteed by the Company or any other Restricted Subsidiary of the Company (exclud- ing guarantees of obligations (other than the principal of, and interest on, Indebtedness)) pursuant to Stand- ard Securitization Undertakings, (ii) is recourse to or obligates the Company or any other Restricted Sub- sidiary of the Company in any way (other than pursuant to Standard Securitization Undertakings) or (iii) subjects any property or asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securit- ization Undertakings; (b) neither the Company nor any other Restricted Subsidiary of the Company has any contract, agreement, arrangement or understanding (other than pursuant to the Permitted Receivables Facility (in- cluding with respect to fees payable in the ordinary course of business in connection with the servicing of accounts receivable and related assets)) with such person on terms less favorable to the Company or such Subsidiary than those that might be obtained at the time from persons that are not Affiliates of the Company (as determined by the Company in good faith); and (c) neither the Company nor any other Restricted Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such person to achieve certain levels of operating results. “Receivables Facility” means any transaction or series of transactions pursuant to which one or more Receivables Sellers may (a) sell, convey, contribute or otherwise transfer Receivables Related Assets (either directly or indirectly) and/or (b) grant a security interest in respect of or otherwise take the benefit of any Receivables Related Assets, in each case, to one or more Receivables SPEs or Receivables Funders (and thereby providing financing to the Company and/or any Receivables Seller). “Receivables Facility Guarantee” means (i) any guarantee of performance and related indemnifi- cation entered into by the Company or any Restricted Subsidiary in respect of the obligations of the Re- ceivables Seller, the Receivables SPE or another Restricted Subsidiary party to any Permitted Receivables

52 Facility or (ii) any other guarantee of performance entered into by the Company or any Restricted Subsid- iary which the Company has determined in good faith to be customary in a Receivables Facility. “Receivables Funder” means any third-party financial institution which purchases Receivables onto its balance sheet or otherwise make funds available secured by Receivables. “Receivables Related Assets” means any Receivables and other rights and assets related thereto (including, but not limited to, all collateral securing such receivable, all contracts and all guarantees or other obligations in respect of such receivable, proceeds collected on such Receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset based lending, asset backed lending or asset securitization transactions and any related hedging obli- gations, in each case, whether now existing or arising in the future). “Receivables Repurchase Obligation” means any obligation of a Receivables Seller in a Permitted Receivables Facility to repurchase Receivables Related Assets (or make a cash payment in lieu thereof) arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to such Receivables Seller. “Receivables Seller” means the Company or any of its Subsidiaries. “Receivables SPE” means (a) any Receivables Entity, (b) any other Person (i) formed solely for the purposes of engaging in a Permitted Receivables Facility (together with any activities incidental or related thereto) or (ii) which issues asset-backed commercial paper and uses the proceeds thereof to pur- chase Receivables and/or Receivables Related Assets or make funds available secured by Receivables and/or Receivables Related Assets. “Refinanced Term Loans” has the meaning assigned to such term in Section 9.02. “Refinancing Amendment” means an amendment to this Agreement executed by each of (a) the Borrowers, (b) the applicable Administrative Agent, (c) each applicable Augmenting Lender and (d) each existing Lender that agrees to provide any portion of the Credit Agreement Refinancing Indebtedness being incurred pursuant thereto, in accordance with Section 2.23. “Refinancing Incremental Term Loans” means Incremental Term Loans that are designated by a Responsible Officer of the Company as “Refinancing Incremental Term Loans” in a certificate of a Re- sponsible Officer of the Company delivered to the Administrative Agents on or prior to the date of incur- rence. “Refinancing Indebtedness” means (i) any Refinancing Incremental Term Loans and (ii) any Credit Agreement Refinancing Indebtedness. “Refinancing Revolving Commitments” means one or more Classes of Revolving Commitments hereunder that result from a Refinancing Amendment. “Refinancing Revolving Loans” means one or more Classes of Revolving Loans that result from a Refinancing Amendment. “Refinancing Term Loan Commitments” means one or more Classes of Term A Loan Commit- ments and/or Farm Credit Term Loan Commitments hereunder that result from a Refinancing Amendment. 53 “Refinancing Term Loans” means one or more Classes of Term Loans that result from a Refinanc- ing Amendment. “Register” has the meaning set forth in Section 9.04(c). “Regulated Bank” means (i) an Approved Commercial Bank that is (a) a U.S. depository institution the deposits of which are insured by the Federal Deposit Insurance Corporation, (b) a corporation organized under section 25A of the U.S. Federal Reserve Act of 1913, (c) a branch, agency or commercial lending company of a foreign bank operating pursuant to approval by and under the supervision of the Board of Governors under 12 CFR part 211, (d) a non-U.S. branch of a foreign bank managed and controlled by a U.S. branch referred to in clause (c) or (e) any other U.S. or non-U.S. depository institution or any branch, agency or similar office thereof supervised by a bank regulatory authority in any jurisdiction or (ii) any Affiliate of a Person set forth in clause (i) above to the extent that (a) all of the Equity Interests of such Affiliate is directly or indirectly owned by either (x) such Person set forth in clause (i) above or (y) a parent entity that also owns, directly or indirectly, all of the Equity Interests of such Person set forth in clause (i) and (b) such Affiliate is a securities broker or dealer registered with the SEC under Section 15 of the Ex- change Act. “Regulation S-X” means Regulation S-X under the Securities Act of 1933, as amended. “Regulation U” means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof. “Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates. “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, dis- posal, discharge, dispersal, leaching or migration into or through the Environment or within, from or into any building, structure, facility or fixture. “Relevant Governmental Body” means, (i) with respect to a Benchmark or Benchmark Replace- ment in respect of Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars, the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York, and (ii) with respect to a Benchmark or Benchmark Replacement in respect of Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, any Benchmark applicable to any other currency, (a) the central bank for the applicable currency in which such Obligations, interest, fees, commissions or other amounts are denominated, or calculated with respect to, or any central bank or other supervisor which is responsible for supervising (1) such Benchmark or Benchmark Replace- ment for such currency or (2) the administrator of such Benchmark or Benchmark Replacement for such currency or (b) any working group or committee officially endorsed or convened by: (1) the central bank for such currency in which such Obligations, interest, fees, commissions or other amounts are denominated, or calculated with respect to, (2) any central bank or other supervisor that is responsible for supervising either (x) such Benchmark or Benchmark Replacement for such currency or (y) the administrator of such Benchmark or Benchmark Replacement for such currency, or (3) the Financial Stability Board, or a com- mittee officially endorsed or convened by the Financial Stability Board, or any successor thereto. “Relevant Required Lenders” has the meaning assigned to such term in Article VIII. “Replacement Term Loans” has the meaning assigned to such term in Section 9.02. 54 “Required Farm Credit Term Lenders” means, at any time, Lenders having Farm Credit Term Loans representing more than 50% of the total Farm Credit Term Loans at such time; provided that (x) the Commitment of, and the portion of the Farm Credit Term Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Farm Credit Term Lenders, and (y) with respect to any matter requiring the approval of the Required Farm Credit Term Lenders, it is understood that Voting Participants shall have the voting rights specified in Section 9.04(h) as to such matter. “Required Lenders” means, at any time, Lenders having Term Loans, Revolving Credit Exposure and unused Revolving Commitments representing more than 50% of the sum of the total Term Loans, Revolving Credit Exposure and unused Revolving Commitments at such time; provided that (x) the Re- volving Commitment of, and the portion of the Term Loans and Revolving Credit Exposure held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders, and (y) with respect to any matter requiring the approval of the Required Lenders, it is understood that Voting Participants shall have the voting rights specified in Section 9.04(h) as to such matter. “Required Pro Rata Lenders” means, at any time, Pro Rata Lenders having more than 50% of (i)(a) the aggregate Revolving Multicurrency Tranche 1 Commitments or (b) after the termination or expiration of the Revolving Multicurrency Tranche 1 Commitments, the aggregate Revolving Multicurrency Tranche 1 Exposure; provided that the Revolving Multicurrency Tranche 1 Commitments and the Revolving Mul- ticurrency Tranche 1 Exposure of any Defaulting Lender shall be excluded for the purposes of making a determination of Required Pro Rata Lenders, (ii)(a) the aggregate Revolving Multicurrency Tranche 2 Commitments or (b) after the termination or expiration of the Revolving Multicurrency Tranche 2 Com- mitments, the aggregate Revolving Multicurrency Tranche 2 Exposure; provided that the Revolving Mul- ticurrency Tranche 2 Commitments and the Revolving Multicurrency Tranche 2 Exposure of any Default- ing Lender shall be excluded for the purposes of making a determination of Required Pro Rata Lenders, (iii)(a) the aggregate Revolving USD Tranche Commitments or (b) after the termination or expiration of the Revolving USD Tranche Commitments, the aggregate Revolving USD Tranche Exposure; provided that the Revolving USD Tranche Commitments and the Revolving USD Tranche Exposure of any Default- ing Lender shall be excluded for the purposes of making a determination of Required Pro Rata Lenders, and (iv) Term A Loans at such time; provided that (x) the Commitment of, and the portion of the Term A Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determi- nation of Required Pro Rata Lenders, and (y) with respect to any matter requiring the approval of the Re- quired Pro Rata Lenders, it is understood that Voting Participants shall have the voting rights specified in Section 9.04(h) as to such matter. “Required Revolving Multicurrency Tranche 1 Lenders” means, at any time, Lenders having more than 50% of (a) the aggregate Revolving Multicurrency Tranche 1 Commitments or (b) after the termination or expiration of the Revolving Multicurrency Tranche 1 Commitments, the aggregate Revolving Multicur- rency Tranche 1 Exposure; provided that (x) the Revolving Multicurrency Tranche 1 Commitments and the Revolving Multicurrency Tranche 1 Exposure of any Defaulting Lender shall be excluded for the purposes of making a determination of Required Revolving Multicurrency Tranche 1 Lenders, and (y) with respect to any matter requiring the approval of the Required Revolving Multicurrency Tranche 1 Lenders, it is understood that Voting Participants shall have the voting rights specified in Section 9.04(h) as to such matter. “Required Revolving Multicurrency Tranche 2 Lenders” means, at any time, Lenders having more than 50% of (a) the aggregate Revolving Multicurrency Tranche 2 Commitments or (b) after the termination or expiration of the Revolving Multicurrency Tranche 2 Commitments, the aggregate Revolving Multicur- rency Tranche 2 Exposure; provided that (x) the Revolving Multicurrency Tranche 2 Commitments and the Revolving Multicurrency Tranche 2 Exposure of any Defaulting Lender shall be excluded for the purposes 55 of making a determination of Required Revolving Multicurrency Tranche 2 Lenders, and (y) with respect to any matter requiring the approval of the Required Revolving Multicurrency Tranche 2 Lenders, it is understood that Voting Participants shall have the voting rights specified in Section 9.04(h) as to such matter. “Required Revolving USD Tranche Lenders” means, at any time, Lenders having more than 50% of (a) the aggregate Revolving USD Tranche Commitments or (b) after the termination or expiration of the Revolving USD Tranche Commitments, the aggregate Revolving USD Tranche Credit Exposure; provided that (x) the Revolving USD Tranche Commitments and the Revolving USD Tranche Credit Exposure of any Defaulting Lender shall be excluded for the purposes of making a determination of Required Revolving USD Tranche Lenders, and (y) with respect to any matter requiring the approval of the Required Revolving USD Tranche Lenders, it is understood that Voting Participants shall have the voting rights specified in Section 9.04(h) as to such matter. “Required Term A Lenders” means, at any time, Lenders having Term A Loans representing more than 50% of the total Term A Loans at such time; provided that (x) the Commitment of, and the portion of the Term A Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Term A Lenders, and (y) with respect to any matter requiring the approval of the Required Term A Lenders, it is understood that Voting Participants shall have the voting rights specified in Section 9.04(h) as to such matter. “Rescindable Amount” has the meaning set forth in Section 2.17(d). “Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority. “Responsible Officer” means the chief executive officer, president, chief financial officer, finance director, treasurer, a director or any other person with equivalent duties of the Company or, as applicable, another Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party. “Restricted Payments” means any dividend or other distribution (whether in cash, securities or other property (other than Qualified Equity Interests)) with respect to any Equity Interests in the Company, or any payment (whether in cash, securities or other property (other than Qualified Equity Interests)), in- cluding any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Company or any option, warrant or other right to acquire any such Equity Interests in the Company. “Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsid- iary. “Returns” has the meaning provided in Section 3.09. “Revaluation Date” means (a) with respect to any Loan, each of the following: (i) each date of a Borrowing of a Eurocurrency Loan denominated in an Alternative Currency, (ii) each date of a continuation of a Eurocurrency Loan denominated in an Alternative Currency, and (iii) such additional dates as the Pro Rata Administrative Agent shall determine or the Required Revolving Multicurrency Tranche 1 Lenders or Required Revolving Multicurrency Tranche 2 Lenders shall require; and (b) with respect to any Letter of Credit, each of the following: (i) each date of issuance of a Letter of Credit denominated in an Alternative

56 Currency, (ii) each date of an amendment of any such Letter of Credit having the effect of increasing the amount thereof, (iii) each date of any payment by an Issuing Bank under any Letter of Credit denominated in an Alternative Currency and (iv) such additional dates as the Pro Rata Administrative Agent or an Issuing Bank shall determine or the Required Revolving Multicurrency Tranche 1 Lenders shall require. “Revolving Borrowers” means the Company, Nordic Fruit, Finco, DFC, and each Additional Bor- rower under any Revolving Facility. “Revolving Commitment” means, collectively, the Revolving Multicurrency Tranche 1 Commit- ment, Revolving Multicurrency Tranche 2 Commitment, and the Revolving USD Tranche Commitment. “Revolving Credit Exposure” means, as to any Lender at any time, the aggregate amount of the Revolving Multicurrency Tranche 1 Exposures, Revolving Multicurrency Tranche 2 Exposures, and Re- volving USD Tranche Exposures of such Lender at such time. “Revolving Facility” means, collectively, the Revolving Multicurrency Tranche 1 Facility, Revolv- ing Multicurrency Tranche 2 Facility, and the Revolving USD Tranche Facility. “Revolving Credit Maturity Date” means May 1, 2030. Notwithstanding the foregoing, the Revolv- ing Credit Maturity Date of any Refinancing Revolving Commitments or Extended Revolving Commit- ments shall be the date specified in the relevant Additional Credit Extension Amendment or Refinancing Amendment, as applicable. “Revolving Lender” means, collectively, the Revolving Multicurrency Tranche 1 Lenders, Revolv- ing Multicurrency Tranche 2 Lenders, and Revolving USD Tranche Lenders. “Revolving Loan” means, collectively, the Revolving Multicurrency Tranche 1 Loans, Revolving Multicurrency Tranche 2 Loans, and Revolving USD Tranche Loans. “Revolving Multicurrency Commitment” means, collectively, the Revolving Multicurrency Tranche 1 Commitment and the Revolving Multicurrency Tranche 2 Commitment. “Revolving Multicurrency Lender” means, collectively, the Revolving Multicurrency Tranche 1 Lenders and Revolving Multicurrency Tranche 2 Lenders. “Revolving Multicurrency Loan” means, collectively, the Revolving Multicurrency Tranche 1 Loans and Revolving Multicurrency Tranche 2 Loans. “Revolving Multicurrency Tranche 1 Commitment” means, with respect to each Lender, the com- mitment, if any, of such Lender to make Revolving Multicurrency Tranche 1 Loans and to acquire partici- pations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the max- imum possible aggregate amount of such Lender’s Revolving Multicurrency Tranche 1 Exposure hereun- der, as such commitment may be (a) reduced from time to time pursuant to Section 2.08, (b) increased from time to time pursuant to Section 2.19, (c) refinanced pursuant to Section 2.23, (d) extended pursuant to Section 2.20 and (e) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The amount of each Lender’s Revolving Multicurrency Tranche 1 Commitment as of the Closing Date is set forth on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Multicurrency Tranche 1 Commitment, as applicable. The initial aggregate amount of the Lenders’ Revolving Multicurrency Tranche 1 Commitments is $312,500,000 as of the Closing Date. 57 “Revolving Multicurrency Tranche 1 Exposure” means, with respect to any Lender at any time, the sum of the Dollar Equivalent of the outstanding principal amount of such Lender’s Revolving Multicur- rency Tranche 1 Loans and its L/C Exposure and Swingline Exposure at such time. “Revolving Multicurrency Tranche 1 Facility” means the Revolving Multicurrency Tranche 1 Commitments and the extensions of credit made thereunder. “Revolving Multicurrency Tranche 1 Lender” means each Lender that has a Revolving Multicur- rency Tranche 1 Commitment or that holds Revolving Multicurrency Tranche 1 Exposure. “Revolving Multicurrency Tranche 1 Loan” means a Loan made pursuant to Section 2.01(a)(i), any Loan made pursuant to any Extended Revolving Commitment and any Refinancing Revolving Loan of such Class. “Revolving Multicurrency Tranche 2 Commitment” means, with respect to each Lender, the com- mitment, if any, of such Lender to make Revolving Multicurrency Tranche 2 Loans, expressed as an amount representing the maximum possible aggregate amount of such Lender’s Revolving Multicurrency Tranche 2 Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.08, (b) increased from time to time pursuant to Section 2.19, (c) refinanced pursuant to Section 2.23, (d) ex- tended pursuant to Section 2.20 and (e) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The amount of each Lender’s Revolving Multicurrency Tranche 2 Commitment as of the Closing Date is set forth on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Multicurrency Tranche 2 Commitment, as applicable. The initial aggregate amount of the Lenders’ Revolving Multicurrency Tranche 2 Commit- ments is $37,500,000 as of the Closing Date. “Revolving Multicurrency Tranche 2 Exposure” means, with respect to any Lender at any time, the sum of the Dollar Equivalent of the outstanding principal amount of such Lender’s Revolving Multicur- rency Tranche 2 Loans at such time. “Revolving Multicurrency Tranche 2 Facility” means the Revolving Multicurrency Tranche 2 Commitments and the extensions of credit made thereunder. “Revolving Multicurrency Tranche 2 Lender” means each Lender that has a Revolving Multicur- rency Tranche 1 Commitment or that holds Revolving Multicurrency Tranche 2 Exposure. “Revolving Multicurrency Tranche 2 Loan” means a Loan made pursuant to Section 2.01(a)(ii), any Loan made pursuant to any Extended Revolving Commitment and any Refinancing Revolving Loan of such Class. “Revolving USD Tranche Commitment” means, with respect to each Lender, the commitment, if any, of such Lender to make Revolving USD Tranche Loans, expressed as an amount representing the maximum possible aggregate amount of such Lender’s Revolving USD Tranche Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.08, (b) increased from time to time pursuant to Section 2.19, (c) refinanced pursuant to Section 2.23, (d) extended pursuant to Section 2.20 and (e) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The amount of each Lender’s Revolving USD Tranche Commitment as of the Closing Date is set forth on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving USD Tranche Commitment, as applicable. The initial aggregate amount of the Lenders’ Revolving USD Tranche Commitments is $250,000,000 as of the Closing Date. 58 “Revolving USD Tranche Exposure” means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender’s Revolving USD Tranche Loans. “Revolving USD Tranche Facility” means the Revolving USD Tranche Commitments and the ex- tensions of credit made thereunder. “Revolving USD Tranche Lender” means each Lender with a Revolving USD Tranche Commit- ment or that holds Revolving USD Tranche Exposure. “Revolving USD Tranche Loan” means a Loan made pursuant to Section 2.01(a)(iii), any Loan made pursuant to any Extended Revolving Commitment and any Refinancing Revolving Loan of such Class. “RFR Borrowing” means, as to any Borrowing, the RFR Loans comprising such Borrowing. “RFR Business Day” means, for any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, (a) Dollars, any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities, and (b) Sterling, any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which banks are closed for general business in London; provided, that for purposes of notice requirements in Sections 2.03 and 2.10, in each case, such day is also a Business Day. “RFR Loan” means a Daily Simple SONIA Loan, a Term SOFR Loan or a Daily Compounded SOFR Loan, as the context may require. “S&P” means S&P Global Ratings, and any successor thereto. “Same Day Funds” means (a) with respect to disbursements and payments in Dollars, immediately available funds, and (b) with respect to disbursements and payments in an Alternative Currency, same day or other funds as may be reasonably determined by the applicable Administrative Agent or the applicable Issuing Bank, as the case may be, to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Alternative Currency. “Sanctions” means any sanction administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury, Ireland, the Netherlands, or other relevant sanctions authority, or the respective governmental institutes and agencies of any of the foregoing. “SEC” means the Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority succeeding to any of its principal functions. “Secured Hedge Agreement” means any Swap Agreement that is entered into by and between any Loan Party or any Restricted Subsidiary (or Person that was a Restricted Subsidiary at the time such Swap Agreement was entered into) and a Hedge Bank. “Secured Parties” means, collectively, the Administrative Agents, the Collateral Agent, the Lend- ers, the Issuing Banks, the Hedge Banks party to a Secured Hedge Agreement, the Cash Management Banks providing Cash Management Obligations, any Affiliate of a Lender to which Obligations are owed and each co-agent or sub-agent appointed by any applicable Administrative Agent or any Collateral Agent from time to time pursuant to Article VIII. 59 “SEK” means the freely transferable lawful money of Sweden. “Senior Secured Net Leverage Ratio” means, for any Test Period, the ratio of (a) Consolidated Total Net Indebtedness as of the last day of such Test Period (but excluding for this purpose any Indebted- ness that is not secured by any assets of the Company or any Restricted Subsidiary) to (b) Consolidated EBITDA for such Test Period. “series” means, with respect to any Extended Term Loans, Incremental Term Loans or Replace- ment Term Loans, all such Term Loans that have the same maturity date, amortization and interest rate provision and that are designated as part of such “series” pursuant to the applicable Additional Credit Ex- tension Amendment. “SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator. “SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate). “SOFR Determination Day” has the meaning specified in Schedule 1.01C. “Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they become ab- solute and matured and (d) such Person is not engaged in any business, as conducted on such date and as proposed to be conducted following such date, for which such Person’s property would constitute an un- reasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. “Solvency Certificate” means a certificate signed by a Financial Officer of the Company in the form of Exhibit L. “SONIA” means the Sterling Overnight Index Average Reference Rate as administered by the SONIA Administrator and as published on the applicable Bloomberg screen page (or such other commer- cially available source providing such quotations as may be designated by the Pro Rata Administrative Agent from time to time) for the SONIA Determination Date with respect to such day. “SONIA Administrator” means the Bank of England (or any successor administrator of the Sterling Overnight Index Average). “SONIA Borrowing” means a Borrowing comprised of SONIA Loans. “SONIA Determination Date” means, with respect to any date of determination of SONIA, the date that is five Business Days prior to such date (or, if such day is not a Business Day, on the first Business Day immediately prior thereto). “SONIA Loan” means a Loan that bears interest at a rate based on Daily Simple SONIA. SONIA Loans shall only be denominated in Sterling.

60 “Special Notice Currency” means at any time an Alternative Currency, other than the currency of a country that is a member of the Organization for Economic Cooperation and Development at such time located in North America or Europe. “specified currency” has the meaning assigned in Section 2.21. “Specified Indebtedness” means (i) (x) any Indebtedness of the Company or any of its Restricted Subsidiaries that is expressly subordinated in right of payment to Indebtedness under this Agreement and (y) any unsecured Indebtedness of the Company or any of its Restricted Subsidiaries for borrowed money or bonds, debentures, notes or similar instruments, in each case other than any intercompany Indebtedness or any Indebtedness with an aggregate principal amount outstanding (on an individual basis) not exceeding $25,000,000 and (ii) any Permitted Refinancing Indebtedness in respect of any of the foregoing, in each case other than any intercompany Indebtedness or any Indebtedness with an aggregate principal outstanding (on an individual basis) not exceeding $25,000,000. “Specified Representations” means the representations and warranties of the Borrowers and the Guarantors (after giving effect to the Transactions) set forth in the first sentence of Section 3.01 (solely with respect to the Loan Parties), Section 3.02, clause (iv) of the last sentence of Section 3.03, Section 3.08, Section 3.10 (if in connection with an LCT Election, after giving effect to such Limited Condition Trans- action), Section 3.15, Section 3.16 (solely that the use of proceeds of the Loans on the Closing Date will not violate the Patriot Act), Section 3.17 (solely that the use of proceeds of the Loans on the Closing Date will not violate Sanctions) and Section 3.18 (solely that the use of proceeds of the Loans on the Closing Date will not violate FCPA). “Specified Transaction” means, with respect to any period, (i) any Investment that results in a Per- son becoming a Restricted Subsidiary, (ii) any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, (iii) any Permitted Acquisition, (iv) any disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary, (v) any Investment in, acquisition of or disposition of assets consti- tuting a business unit, line of business or division of, or all or substantially all of the assets of, another Person, (vi) any Restricted Payment, (vii) any borrowing of any Incremental Term Loan or establishment of any increase in Revolving Commitments, (viii) any purchases and dispositions of intellectual property if the Company elects to give Pro Forma Effect to any such purchase or disposition in its discretion on a case- by-case basis, (ix) [reserved], or (x) any other event that by the terms of this Agreement requires Pro Forma Compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a Pro Forma Basis or giving Pro Forma Effect to any such transaction or event. “Spot Rate” for a currency means the rate determined by the Pro Rata Administrative Agent or the applicable Issuing Bank, as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that the Pro Rata Administrative Agent or the applicable Issuing Bank may obtain such spot rate from another financial institution designated by the Pro Rata Administrative Agent or the applicable Issuing Bank if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency; and provided further that any Issuing Bank may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in an Alternative Currency. “Standard Securitization Undertakings” means (i) any Receivables Repurchase Obligation, (ii) any Receivables Facility Guarantee and/or (iii) any representations, warranties, covenants and indemnities en- tered into by the Company or any Subsidiary thereof which the Company has determined acting in good 61 faith to be reasonably customary in a Receivables Facility including those relating to the servicing of the assets of a Receivables SPE. “Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority, domestic or foreign, to which the Pro Rata Ad- ministrative Agent or any Lender (including any branch, Affiliate or other fronting office making or holding a Loan) is subject for eurocurrency funding (currently referred to as “Eurocurrency liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurocurrency Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions, or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage. “Sterling” and “£” mean the lawful currency of the United Kingdom. “subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power for the election of directors or other governing body are at the time beneficially owned, directly or indirectly, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. “Subsidiary” means any subsidiary of the Company and any other Person construed as a subsidiary and consolidated with the Company under GAAP (unless otherwise specified). “Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, curren- cies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company or the Restricted Subsidiaries shall be a Swap Agreement. “Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act. “Swedish Companies Act” means the Swedish act on limited liability companies from 2005 (Sw. Aktiebolagslagen (2005:551)) (as amended). “Swedish Loan Party” means each Loan Party incorporated and registered under the laws of Swe- den. “Swingline Exposure” means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Revolving Multicurrency Tranche 1 Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time. “Swingline Lender” means Rabobank, in its capacity as lender of Swingline Loans hereunder, or any successor swingline lender hereunder. “Swingline Loan” means a Loan made pursuant to Section 2.04. 62 “Swingline Loan Notice” means a notice of a Swingline Loan Borrowing pursuant to Section 2.04, which if in writing, shall be substantially in the form of Exhibit F. “Swingline Loan Sublimit” means $40,000,000. “Synthetic Lease” means a lease transaction under which the parties intend that (i) the lease will be treated as an “operating lease” by the lessee and (ii) the lessee will be entitled to various tax and other benefits ordinarily available to owners (as opposed to lessees) of like property. “TARGET Day” means any day on which the Trans-European Automated Real-time Gross Settle- ment Express Transfer (TARGET) payment system (or, if such payment system ceases to be operative, such other payment system (if any) determined by the Pro Rata Administrative Agent to be a suitable re- placement) is open for the settlement of payments in Euro. “Taxes” means all present or future taxes, levies, imposts, duties, deductions, charges or withhold- ings imposed by applicable Law or any Governmental Authority, including any interest, additions to tax or penalties applicable thereto. “TCA” means the Taxes Consolidation Act 1997 of Ireland (as amended). “Term A Borrower” means TP US Holdings. “Term A Lender” means a Lender with a Term A Loan Commitment or holding Term A Loans. “Term A Loan” means a loan made pursuant to Section 2.01(b). “Term A Loan Commitment” means, with respect to each Lender, the commitment, if any, of such Lender to make a Term A Loan pursuant to Section 2.01(b), as such commitment may be (a) reduced from time to time pursuant to Section 2.08 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The initial amount of each Lender’s Term A Loan Commit- ment on the Closing Date is set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed a Term A Loan Commitment, as applicable. The initial aggregate amount of the Lenders’ Term A Loan Commitments is $250,000,000. “Term A Loan Facility” means the Term A Loan Commitments and the Term A Loans made there- under. “Term A Loan Maturity Date” means May 1, 2030. “Term CORRA” means, for any calculation with respect to a Eurocurrency Loan denominated in Canadian Dollars, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Pe- riod on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (New York time) on any Periodic Term CORRA Determination Day, the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day. 63 “Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator. “Term CORRA Reference Rate” means the forward-looking term rate based on CORRA “Term Lender” means a Term A Lender, a Farm Credit Term Lender or a Lender holding Incre- mental Term Loans, Refinancing Term Loans or Extended Term Loans of any series. “Term Loans” means the Term A Loans, the Farm Credit Term Loans, the Incremental Term Loans of each series, Refinancing Term Loans and the Extended Term Loans of each series, collectively. “Term SOFR” means, (a) for any calculation with respect to a Term SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Pro Rata Periodic Term SOFR Determination Day”) that is two (2) RFR Business Days prior to the first day of such Interest Pe- riod, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Pro Rata Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Ad- ministrator on the first preceding RFR Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding RFR Business Day is not more than three (3) RFR Business Days prior to such Pro Rata Periodic Term SOFR Determination Day, and (b) for any calculation with respect to a Dollar Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) RFR Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding RFR Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding RFR Business Day is not more than three (3) RFR Business Days prior to such Base Rate Term SOFR Determination Day; provided that, if Term SOFR as so determined pursuant to clause (a) or (b) above would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement. “Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Applicable Administrative Agent in its reasonable discretion). “Term SOFR Borrowing” means, as to any Borrowing, the Loans bearing interest at a rate based on Term SOFR comprising such Borrowing other than pursuant to clause (b)(iii) of the definition of “Base Rate.”

64 “Term SOFR Loan” means a Loan that bears interest at a rate based on Term SOFR other than pursuant to clause (b)(iii) of the definition of “Base Rate.” “Term SOFR Reference Rate” means the forward-looking term rate based on SOFR. “Test Period” means the period of four fiscal quarters of the Company ending on a specified date. “TP US Holdings” has the meaning specified in the preamble hereto. “Transaction Expenses” means all fees and expenses payable by the Company or any of its Sub- sidiaries in connection with the Transactions. “Transactions” means the execution, delivery and performance by the Loan Parties of this Agree- ment and the other Loan Documents, the restatement in full of all obligations under the Existing Credit Agreement, the prepayment of all obligations under the Existing Credit Agreement, and the payment of fees, costs and expenses in connection therewith “Type,” when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Eurocurrency Rate, Daily Simple SONIA, Term SOFR, Daily Compounded SOFR or the Base Rate. “UK Borrower” means a Borrower which is organized or incorporated in the United Kingdom. “UK Borrower DTTP Filing” means an HM Revenue & Customs Form DTTP2 duly completed and filed by a UK Borrower, which: (a) where it relates to a UK Treaty Lender which is a party on the date of this Agreement, contains the scheme reference number and jurisdiction of tax residence stated opposite that Lender’s name in Schedule 2.16(h), and (i) where the UK Borrower is a UK Borrower on the date of this Agreement, is filed with HM Revenue & Customs at least 30 days before the first interest payment date in respect of any Loan of the date of this Agreement, or (ii) where the UK Borrower becomes a UK Bor- rower after the date of this Agreement, is filed with HM Revenue & Customs within 30 days of that date; or (b) where it relates to a UK Treaty Lender which becomes a party after the date of this Agreement, contains the scheme reference number and jurisdiction of tax residence stated in respect of that Lender in the Assignment and Assumption pursuant to which it becomes a party, and (i) where the UK Borrower is a UK Borrower on the date on which that UK Treaty Lender becomes a party as Lender in respect of a UK Loan, is filed with HM Revenue & Customs within 30 days of that date, or (ii) where the UK Borrower becomes a UK Borrower after the date on which that UK Treaty Lender became a party as Lender in respect of a UK Loan, is filed with HM Revenue & Customs within 30 days of the date on which that UK Borrower becomes a UK Borrower. “UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Au- thority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms. “UK Loan” means any Loan to a UK Borrower. “UK Non-Bank Lender” means (a) a Lender which is a Lender on the date of this Agreement listed in Schedule 2.16(h), or (b) a Lender which becomes a party hereto after the date of this Agreement and which gives a UK Tax Confirmation in the Assignment and Assumption pursuant to which it becomes a party. 65 “UK Qualifying Lender” means a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a UK Loan and is: (A) a Lender: (1) which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a UK Loan and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA; or (2) in respect of an advance made under a UK Loan by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and is either within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or is a bank (as defined for the purpose of section 879 of the ITA) that would be within the charge to corporation tax as respects such payments of interest apart from section 18A of the CTA; or (B) a Lender which is: (1) a company resident in the United Kingdom for United Kingdom tax purposes; (2) a partnership each member of which is: (a) a company so resident in the United Kingdom; or (b) a company not so resident in the United King- dom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or (3) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company; or (C) a UK Treaty Lender. “UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution. “UK Tax Confirmation” means a confirmation by a Lender that the Person beneficially entitled to interest payable to that Lender in respect of an advance under a Loan is either: (i) a company resident in the United Kingdom for United Kingdom tax purposes; (ii) a partnership each member of which is: (A) a com- pany so resident in the United Kingdom; or (B) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or (ii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in com- puting the chargeable profits (within the meaning of section 19 of the CTA) of that company. “UK Tax Deduction” means a deduction or withholding required by any law of the United Kingdom for or on account of Tax from a payment under a Loan to a UK Borrower but excluding any such deduction or withholding pursuant to FATCA. "UK Treaty" has the meaning assigned to that term in the definition of "UK Treaty State". “UK Treaty Lender” means a Lender which: (a) is treated as a resident of a UK Treaty State for the purposes of the UK Treaty; (b) does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and (c) meets all other considerations in the UK Treaty for full exemption from Tax imposed by the United Kingdom on interest, except that for this purpose it shall be assumed that any necessary procedural formalities are satis- fied. “UK Treaty State” means a jurisdiction having a double taxation agreement (a “UK Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest. 66 “Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement with re- spect to an applicable currency excluding the related Benchmark Replacement Adjustment with respect to such currency. “Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as the same may from time to time be in effect in the State of New York. “United States Tax Compliance Certificate” has the meaning set forth in Section 2.16(f)(ii)(C). “Unreimbursed Amount” has the meaning set forth in Section 2.05(c)(i). “Unrestricted Subsidiary” means (a) each Subsidiary listed on Schedule 5.12, and (b) any other Subsidiary of the Company designated by the Company as an Unrestricted Subsidiary pursuant to Section 5.12 subsequent to the Closing Date and any Subsidiary of an Unrestricted Subsidiary. “U.S. Borrower” means any Borrower that is a U.S. Person. “U.S. Government Securities Business Day” means any Business Day, except any Business Day on which any of the Securities Industry and Financial Markets Association, the New York Stock Exchange or the Federal Reserve Bank of New York is not open for business because such day is a legal holiday under the federal laws of the United States or the laws of the State of New York, as applicable. “U.S. Loan Party” means a Loan Party that is organized under the laws of the United States, any state thereof or the District of Columbia. “U.S. Person” means a “United States person” as defined in Section 7701(a)(30) of the Code. “U.S. Security Agreement” mean the Amended and Restated Security Agreement, dated as of May 1, 2025, executed by Calanthe Limited, Total Produce International Limited, Total Produce International Holdings Limited and each U.S. Loan Party, substantially in the form of Exhibit D, as amended, restated, amended and restated, supplemented or otherwise modified from time to time. “U.S. Subsidiary” means a Restricted Subsidiary organized under the laws of the United States of America, any state thereof or the District of Columbia. "VAT" means (i) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (ii) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (i), or imposed elsewhere. “Vegetables Sale” means the Disposition of the Equity Interests of Bud Antle Inc and/or or all or substantially all of the assets of Bud Antle Inc. “Voting Participant” has the meaning assigned to such term in Section 9.04(h). “Voting Participant Notification” has the meaning assigned to such term in Section 9.04(h). “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebt- edness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then 67 remaining scheduled installment, sinking fund, serial maturity or other required payment of principal in- cluding payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment. “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA. “Wholly owned” means, with respect to a Subsidiary of a Person, all of the outstanding Equity Interests of which (other than (x) director’s qualifying shares and (y) shares issued to foreign nationals to the extent required by applicable Law) are owned by such Person and/or by one or more wholly owned Subsidiaries of such Person. “Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail- In Legislation for the applicable EEA Member Country, which write-down and conversion powers are de- scribed in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers. “Yield” for any Indebtedness on any date of determination will be the internal rate of return on such Indebtedness determined by the Applicable Administrative Agent utilizing (a) the greater of (i) if applicable, any “SOFR floor” on such date and (ii) the forward SOFR curve (calculated on a quarterly basis) as calculated by the Applicable Administrative Agent in accordance with its customary practice during the period from such date to the final maturity date of such Indebtedness; (b) the applicable margin for such Indebtedness on such date; and (c) the issue price of such Indebtedness (after giving effect to any original issue discount or upfront fees paid to the market in respect of such Indebtedness (converted to interest margin based on an assumed four year weighted average life) but excluding customary arranger, underwrit- ing, structuring, syndication or other fees not paid to the lenders providing such Indebtedness generally). SECTION 1.02. Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Farm Credit Term Loan”) or by Type (e.g., a “Eurocur- rency Loan”) or by Class and Type (e.g., a “Eurocurrency Farm Credit Term Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Farm Credit Term Loan Borrowing”) or by Type (e.g., a “Eurocurrency Borrowing”) or by Class and Type (e.g., a “Eurocurrency Farm Credit Term Loan Borrow- ing”). SECTION 1.03. Terms Generally. The definitions of terms herein shall apply equally to the sin- gular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any defi- nition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, refinanced, restated, replaced or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar

68 import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. SECTION 1.04. Accounting Terms; GAAP. (a) Except as otherwise expressly provided herein, all terms of an accounting or financial na- ture shall be construed in accordance with GAAP, as in effect from time to time; provided that (i) if the Company notifies each Administrative Agent that the Company requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof on the operation of such provision (or if any Administrative Agent notifies the Company that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith, and (ii) notwithstanding anything in GAAP to the contrary, for purposes of all finan- cial calculations hereunder, the amount of any Indebtedness outstanding at any time shall be the stated principal amount thereof (except to the extent such Indebtedness provides by its terms for the accretion of principal, in which case the amount of such Indebtedness at any time shall be its accreted amount at such time). (b) Notwithstanding anything to the contrary herein, for purposes of any calculation of the Consolidated Net Leverage Ratio, the Senior Secured Net Leverage Ratio, LTM Consolidated EBITDA, Consolidated EBITDA or Consolidated Total Assets, in the event that any Specified Transaction has oc- curred during the Test Period for which the Consolidated Net Leverage Ratio, the Senior Secured Net Lev- erage Ratio, LTM Consolidated EBITDA, Consolidated EBITDA or Consolidated Total Assets is being calculated or, except for purposes of determining whether an Event of Default under Section 6.09 has oc- curred, following the end of such Test Period but prior to the date that financial statements have been delivered pursuant to Section 5.01(a) or (b), such calculation shall be made on a Pro Forma Basis. (c) Notwithstanding anything to the contrary contained herein or in any other Loan Document, any change in accounting for leases pursuant to GAAP resulting from the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2106-02, Leases (Topic 842), to the extent such adop- tion would require treating any lease (or similar arrangement conveying the right to use) as a capital lease where such lease (or similar arrangement) would not have been required to be so treated under GAAP as in effect on December 31, 2018, such lease shall not be considered a capital lease (and obligations in respect of such lease shall not be considered “Capital Lease Obligations”), and all calculations and deliverables (other than financial statements) under this Agreement or any other Loan Document shall be made or de- livered, as applicable, in accordance therewith. (d) Limited Condition Transaction. In connection with determining whether any Limited Con- dition Transaction is permitted hereunder and any action being taken in connection with a Limited Condi- tion Transaction, for purposes of: (i) determining compliance with any provision of this Agreement which requires the calculation of the Consolidated Net Leverage Ratio or the Senior Secured Net Leverage Ratio; or 69 (ii) testing availability under baskets set forth in this Agreement (including baskets measured as a percentage of Consolidated Total Assets, LTM Consolidated EBITDA or Consoli- dated EBITDA); in each case, at the option of the Company (the Company’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether any such action is permitted hereunder shall be deemed to be the date the definitive agreement for such Limited Condition Transaction is entered into (the “LCT Test Date”), and if, after giving pro forma effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (in- cluding any incurrence of Indebtedness and the use of proceeds thereof) as if they had occurred at the beginning of the most recent Test Period ending prior to the LCT Test Date for which consolidated financial statements of the Company are available, the Company could have taken such action on the relevant LCT Test Date in compliance with such ratio or basket, such ratio or basket shall be deemed to have been com- plied with. For the avoidance of doubt, if the Company has made an LCT Election and any of the ratios or baskets for which compliance was determined or tested as of the LCT Test Date are exceeded as a result of fluctuations in any such ratio or basket, including due to fluctuations in LTM Consolidated EBITDA, Con- solidated EBITDA or Consolidated Total Assets of the Company or the Person subject to such Limited Condition Transaction, after the LCT Test Date and at or prior to the consummation of the relevant trans- action or action, such baskets or ratios will not be deemed to have failed to have been satisfied as a result of such fluctuations. If the Company has made an LCT Election for any Limited Condition Transaction, then in connection with any event or transaction occurring after the relevant LCT Test Date and prior to the earlier of (x) the date on which such Limited Condition Transaction is consummated and (y) the date that the definitive agreement or date for redemption, repurchase, defeasance, satisfaction and discharge or re- payment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such Limited Condition Transaction (a “Subsequent Transaction”) in connection with which a ratio, test or basket availability calculation must be made on a Pro Forma Basis or giving pro forma effect to such Subsequent Transaction, for purposes of determining whether such ratio, test or basket availability has been complied with under this Agreement, any such ratio, test or basket shall be required to be satisfied both (i) assuming such Limited Condition Transaction has not been consummated and (ii) on a Pro Forma Basis assuming such Limited Condition Transaction and any other pro forma events in connection therewith have been consummated. In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of determining compliance with any provision of this Agreement (other than any Credit Extension under any Revolving Facility) which requires that no Default, Event of Default or specified Event of Default, as applicable, has occurred, is continuing or would result from any such action, as applicable, or that the representations and warranties be true and correct, such condition shall, at the option of the Company, be deemed satisfied, so long as no Default, Event of Default or specified Event of Default, as applicable, exists or that the representations and warranties are true and correct, as applicable, on the date the definitive agreements for such Limited Con- dition Transaction are entered into. For the avoidance of doubt, if the Company has made an LCT Election, and any Default, Event of Default or specified Event of Default occurs, or any representations and warran- ties are not true and correct, following the date the definitive agreements for the applicable Limited Condi- tion Transaction were entered into and prior to the consummation of such Limited Condition Transaction, any such Default, Event of Default or specified Event of Default shall be deemed to not have occurred or be continuing and that the representations and warranties shall be deemed to be true and correct for purposes of determining whether any action being taken in connection with such Limited Condition Transaction is permitted hereunder. (e) Foreign Currency Calculations. For purposes of determining (i) compliance with any Dol- lar-denominated restriction on the incurrence of any Indebtedness or Investment or the making of any Dis- position or Restricted Payment are determined by reference to amounts stated in Dollars or (ii) any other provision of a Loan Document where the permissibility of a transaction or the determination of required 70 actions are determined by reference to amounts stated in Dollars, the Dollar equivalent of such Indebted- ness, Investment, Disposition, Restricted Payment or other relevant amount denominated in a foreign cur- rency shall be calculated based on the relevant currency exchange rate in effect on (A) the date incurred or made or (B) with respect to any revolving Indebtedness, the date such Indebtedness was committed; pro- vided that (x) that for purposes of determining compliance with Article VI with respect to the amount of any Indebtedness, Investment, Disposition or Restricted Payment in a currency other than Dollars, no De- fault or Event of Default shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Indebtedness or Investment is incurred or Disposition or Restricted Payment made (and, in particular, without limitation, for purposes of computations hereunder, unless expressly pro- vided otherwise, where a reference is made to a Dollar amount, the amount is to be considered as the amount in Dollars and, therefore, each other currency shall be converted into the Dollar Equivalent thereof in Dol- lars, as applicable) and (y) if any such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refund- ing, refinancing, renewal or defeasance would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, re- placement, refunding, refinancing, renewal or defeasance, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, re- newed or defeased. The principal amount of any Indebtedness incurred to extend, replace, refund, refinance, renew or defease other Indebtedness, if incurred in a different currency from the Indebtedness being ex- tended, replaced, refunded, refinanced, renewed or defeased, shall be calculated based on the currency ex- change rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance. SECTION 1.05. Payments or Performance on Business Days. When the payment of any Obliga- tion or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day and such extension of time shall be reflected in computing interest or fees, as the case may be; provided that, with respect to any payment of interest on or principal of Eurocurrency Loans or RFR Loans, if such extension would cause any such payment to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day. SECTION 1.06. Rounding. Any financial ratios required to be maintained by the Company pur- suant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number). SECTION 1.07. Additional Alternative Currencies. (a) The Company may from time to time request that Alternative Currency Revolving Loans be made and/or Alternative Currency Letters of Credit be issued in a currency other than Dollars or those specifically listed in the definition of “Alternative Currency” under the Revolving Multicurrency Tranche 1 Facility and/or Revolving Multicurrency Tranche 2 Facility; provided that such requested currency is a lawful currency that is readily available and freely transferable and convertible into Dollars. In the case of any such request with respect to the making of Alternative Currency Revolving Loans, such request shall be subject to the approval of the Pro Rata Administrative Agent and each of the Revolving Multicurrency Tranche 1 Lenders or Revolving Multicurrency Tranche 2 Lenders, as applicable; and in the case of any such request with respect to the issuance of Alternative Currency Letters of Credit, such request shall be subject to the approval of the Pro Rata Administrative Agent, each Revolving Multicurrency Tranche 1 Lender and the applicable Issuing Bank. 71 (b) Any such request shall be made to the Pro Rata Administrative Agent not later than 2:00 p.m. New York City time five (5) Business Days prior to the date of the desired Credit Event (or such other time or date as may be agreed by the Pro Rata Administrative Agent and, in the case of any such request pertaining to Alternative Currency Letters of Credit, the applicable Issuing Bank, in its or their sole discretion). In the case of any such request pertaining to Alternative Currency Revolving Loans, the Pro Rata Administrative Agent shall promptly notify each Revolving Multicurrency Tranche 1 Lender or Re- volving Multicurrency Tranche 2 Lenders, as applicable; and in the case of any such request pertaining to Alternative Currency Letters of Credit, the Pro Rata Administrative Agent shall promptly notify each Re- volving Multicurrency Tranche 1 Lender and the applicable Issuing Bank. Each such Revolving Multicur- rency Lender (in the case of any such request pertaining to Alternative Currency Revolving Loans) or the applicable Issuing Bank (in the case of a request pertaining to Alternative Currency Letters of Credit) shall notify the Pro Rata Administrative Agent, not later than 2:00 p.m. New York City time, one (1) Business Day after receipt of such request whether it consents, in its sole discretion, to the making of Alternative Currency Revolving Loans or the issuance of Alternative Currency Letters of Credit, as the case may be, in such requested currency. (c) Any failure by a Revolving Multicurrency Lender or an Issuing Bank, as the case may be, to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Revolving Multicurrency Lender or such Issuing Bank, as the case may be, to permit Alternative Currency Revolving Loans to be made in such requested currency or Alternative Currency Let- ters of Credit to be issued in such requested currency. If the Pro Rata Administrative Agent and all the Revolving Multicurrency Tranche 1 Lenders or Revolving Multicurrency Tranche 2 Lenders, as applicable, consent to making Alternative Currency Revolving Loans in such requested currency, the Pro Rata Admin- istrative Agent shall so notify the Company and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Borrowings of Alternative Currency Revolving Loans; and if the Pro Rata Administrative Agent, each Revolving Multicurrency Tranche 1 Lender and the applicable Issuing Bank consent to the issuance of Alternative Currency Letters of Credit in such requested currency, the Pro Rata Administrative Agent shall so notify the Company and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Alternative Cur- rency Letter of Credit issuances by such Issuing Bank. If the Pro Rata Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.07, the Pro Rata Administrative Agent shall promptly so notify the Company. SECTION 1.08. Change of Currency. (a) Each obligation of any Borrower to make a payment denominated in the national currency unit of any member state of the European Union that adopts the Euro as its lawful currency after the date hereof shall be redenominated into Euro at the time of such adoption (in accordance with the EMU Legis- lation). If, in relation to the currency of any such member state, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any Borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Bor- rowing, at the end of the then current Interest Period. (b) Each provision of this Agreement shall be subject to such reasonable changes of construc- tion as the Pro Rata Administrative Agent may from time to time specify to be appropriate to reflect the adoption of the Euro by any member state of the European Union and any relevant market conventions or practices relating to the Euro.

72 (c) Each provision of this Agreement also shall be subject to such reasonable changes of con- struction as the Pro Rata Administrative Agent may from time to time specify to be appropriate to reflect a change in currency of any other country and any relevant market conventions or practices relating to the change in currency. SECTION 1.09. Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable). SECTION 1.10. Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the Dollar Equivalent of the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the Dollar Equivalent of the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time. SECTION 1.11. Exchange Rates. The Pro Rata Administrative Agent or the applicable Issuing Bank, as applicable, shall determine the Spot Rates as of each Revaluation Date to be used for calculating Dollar Equivalent amounts of Credit Events and Outstanding Amounts denominated in Alternative Curren- cies. Such Spot Rates shall become effective as of such Revaluation Date and shall be the Spot Rates employed in converting any amounts between the applicable currencies until the next Revaluation Date to occur. Except for purposes of financial statements delivered by the Loan Parties hereunder or calculating financial ratios, financial definitions or the Financial Covenant hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the applicable Administrative Agent or the applicable Issuing Bank, as applicable. SECTION 1.12. Administrative Agents. Each Lender, each Administrative Agent, the Collateral Agent, each Issuing Bank, the Swingline Lender and any other party hereto agrees that (i) the Farm Credit Administrative Agent shall be the administrative agent with respect to the Farm Credit Term Loans and the Farm Credit Term Lenders and shall exercise such duties, rights and responsibilities set forth herein appli- cable to the Farm Credit Term Loans and the Farm Credit Term Lenders, and (ii) the Pro Rata Administra- tive Agent shall be the administrative agent with respect to the Revolving Multicurrency Tranche 1 Loans, the Revolving Multicurrency Tranche 1 Commitments, the Revolving Multicurrency Tranche 1 Lenders, the Revolving Multicurrency Tranche 2 Loans, the Revolving Multicurrency Tranche 2 Commitments, the Revolving Multicurrency Tranche 2 Lenders, the Revolving USD Tranche Loans, the Revolving USD Tranche Commitments, the Revolving USD Tranche Lenders, the Term A Loans, the Term A Lenders, Swingline Loans, the Swingline Lender, Letters of Credit, L/C Advances and Issuing Banks and shall ex- ercise such duties, rights and responsibilities set forth herein applicable to the Revolving Multicurrency Tranche 1 Loans, the Revolving Multicurrency Tranche 1 Commitments, the Revolving Multicurrency Tranche 1 Lenders, the Revolving Multicurrency Tranche 2 Loans, the Revolving Multicurrency Tranche 2 Commitments, the Revolving Multicurrency Tranche 2 Lenders, the Revolving USD Tranche Loans, the Revolving USD Tranche Commitments, the Revolving USD Tranche Lenders, the Term A Loans, the Term A Lenders, the Swingline Loans, the Swingline Lender, the Letters of Credit, the L/C Advances and the Issuing Banks. References to “applicable” Administrative Agent mean, when referring to the Farm Credit Term Loans or the Farm Credit Term Lenders, the Farm Credit Administrative Agent, and when referring to the Revolving Multicurrency Tranche 1 Loans, the Revolving Multicurrency Tranche 1 Commitments, the Revolving Multicurrency Tranche 1 Lenders, the Revolving Multicurrency Tranche 2 Loans, the Re- volving Multicurrency Tranche 2 Commitments, the Revolving Multicurrency Tranche 2 Lenders, the Re- volving USD Tranche Loan, the Revolving USD Tranche Commitment, the Revolving USD Tranche Lend- ers, the Term A Loans, the Term A Lenders, the Swingline Loans, the Swingline Lender, the Letters of 73 Credit, the L/C Advances and the Issuing Banks, the Pro Rata Administrative Agent. With respect to any matter relating to whether any Farm Credit Term Lender has consented to or provided any direction on any matter, the Pro Rata Administrative Agent shall be fully protected in relying on any determination by the Farm Credit Administrative Agent as to such matter and with respect to any matter relating to whether any Pro Rata Lender has consented to or provided any direction on any matter, the Farm Credit Administrative Agent shall be fully protected in relying on any determination by the Pro Rata Administrative Agent as to such matter. SECTION 1.13. Pro Forma Calculations. (a) Notwithstanding anything to the contrary herein, financial ratios and tests, including the Consolidated Net Leverage Ratio and the Senior Secured Net Leverage Ratio, and compliance with covenants determined by reference to Consolidated EBITDA or Consolidated Total Assets, shall be calculated in the manner prescribed by this Section 1.13; provided, that notwithstanding anything to the contrary in clauses (b), (c), (d) or (e) of this Section 1.13, when calculating the Consolidated Net Leverage Ratio for purposes of (i) determining the “Applicable Rate” with respect to the Revolving Loans, (ii) Section 6.09 (other than for the purpose of determining pro forma compliance with Section 6.09) and (iii) Section 2.10(b)(iii), in each case, the events described in this Section 1.13 that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect. (b) For purposes of calculating any financial ratio or test or compliance with any covenant determined by reference to Consolidated EBITDA or Consolidated Total Assets, Specified Transactions (with any incurrence or repayment of any Indebtedness in connection therewith to be subject to clause (d) of this Section 1.13) that have been made (i) during the applicable Test Period or (ii) other than as described in the proviso to clause (a) above, subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of any such ratio or test, or any such calculation of Consolidated EBITDA or Consolidated Total Assets, is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component finan- cial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Test Period (or, in the case of Consolidated Total Assets, on the last day of the applicable Test Period) but without giving pro forma effect to any Indebtedness incurred substantially concurrently there- with under any other basket that is not a leverage-based incurrence test. If since the beginning of any applicable Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amal- gamated or consolidated with or into the Company or any of its Restricted Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pur- suant to this Section 1.13, then such financial ratio or test (or Consolidated EBITDA or Consolidated Total Assets) shall be calculated to give pro forma effect thereto in accordance with this Section 1.13. (c) Whenever pro forma effect is to be given to a Specified Transaction, the pro forma calcu- lations shall be made in good faith by a Financial Officer of the Company and may include, for the avoid- ance of doubt, subject to the limitations set forth in the definition of Consolidated EBITDA, the amount of “run rate” cost savings, operating expense reductions and synergies related to the Specified Transaction or any other Specified Event resulting from or relating to such Specified Transaction projected by the Company in good faith to be realizable as a result of actions taken or with respect to which substantial steps have been taken or are expected to be taken (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period and such that “run-rate” means the full recurring benefit for a period that is associated with any action taken, for which substantial steps have been taken or are expected to be taken net of the amount of actual benefits realized during such period from such actions), and any such adjustments shall be in- 74 cluded in the initial pro forma calculations of such financial ratios or tests relating to such Specified Trans- action (and in respect of any subsequent pro forma calculations in which such Specified Transaction or cost savings, operating expense reductions and other operating improvements, changes and initiatives, and synergies are given pro forma effect) and during any applicable subsequent Test Period for any subsequent calculation of such financial ratios and tests; provided that (A) such amounts are reasonably identifiable and factually supportable in the good faith judgment of the Company, (B) such actions are taken or sub- stantial steps with respect to such actions are or are expected to be taken no later than 18 months after the date of such Specified Transaction (with actions for any such transaction occurring prior to the Closing Date occurring within 18 months of the Closing Date), (C) no amounts shall be added to the extent dupli- cative of any amounts that are otherwise added back in computing Consolidated EBITDA (or any other components thereof), whether through a pro forma adjustment or otherwise, with respect to such period and (D) the aggregate amount added back, together with amounts added back pursuant to clause (x)(vi), clause (x)(vii) and clause (x)(xiii) of the definition of “Consolidated EBITDA”, shall not exceed the greater of (x) $76,000,000 and (y) 20% of Consolidated EBITDA for the four quarter period ending on any date of determination (prior to giving effect to the addback of such items and pursuant to clause (x)(vi), clause (x)(vii) and clause (x)(xiii) and excluding any addbacks in connection with the Transactions) (it being understood and agreed that any adjustment that may be made pursuant to clause (x)(vi) or clause (x)(vii) of the definition of “Consolidated EBITDA” made in connection with the Transactions shall not be subject to such cap). (d) In the event that (w) the Company or any Restricted Subsidiary incurs (including by as- sumption or guarantees) or repays (including by repurchase, redemption, repayment, retirement, discharge, defeasance or extinguishment) any Indebtedness (in each case, other than Indebtedness incurred or repaid under any revolving credit facility or line of credit in the ordinary course of business for working capital purposes) or (x) the Company or any Restricted Subsidiary issues, repurchases or redeems Disqualified Equity Interests, (i) during the applicable Test Period or (ii) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any financial ratio or test is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repurchase, redemption, repayment, retirement, discharge, defeasance or extin- guishment of Indebtedness, or such issuance, repurchase or redemption of Disqualified Equity Interests, in each case to the extent required, as if the same had occurred on the last day of the applicable Test Period (except in the case of the Interest Coverage Ratio (or similar ratio), in which case such incurrence, as- sumption, guarantee, repurchase, redemption, repayment, retirement, discharge, defeasance or extinguish- ment of Indebtedness or such issuance, repurchase or redemption of Disqualified Equity Interests will be given effect as if the same had occurred on the first day of the applicable Test Period). (e) If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of the event for which the calculation of the Interest Coverage Ratio is made had been the applicable rate for the entire period (taking into account any interest hedging arrangements applicable to such Indebtedness). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a Financial Officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate as the Company or any applicable Restricted Subsidiary may designate. SECTION 1.14. Dutch Terms. In this Agreement, where it relates to a Loan Party organized under the laws of the Netherlands (a “Dutch Loan Party”), a reference to (a) a necessary action to authorize where applicable, includes without limitation: (i) any action requires to comply with the Dutch Works Councils Act (Wet op de ondernemingsraden); and (ii) obtaining an unconditional positive advice (advies) from the 75 competent works council(s); (b) gross negligence means grove schuld; (c) willful misconduct means opzet; (d) a dissolution includes a Dutch entity being dissolved (ontbonden); (e) a moratorium includes surseance van betaling and granted a moratorium includes surseance verleend; (f) any step or procedure taken in connection with insolvency proceedings includes a Dutch entity having filed a notice under Section 36 of the 1990 Dutch Tax Collection Act (Invorderingswet 1990); (g) a receiver includes a curator; (h) an ad- ministrator includes a bewindvoerder; and (i) an attachment includes a beslag. SECTION 1.15. Irish Terms. In this Agreement, any reference to: (a) an “examiner” means an examiner (including an interim examiner) appointed under section 509 of the Irish Companies Act and “examinership” shall be construed accordingly; (b) a “process adviser” means a person appointed or acting as a process adviser within the meaning of section 558A(1) of the Irish Companies Act; (c) a “rescue process” means the rescue process for small and micro companies contemplated by Part 10A of the Irish Companies Act; and (d) an Irish Loan Party being unable to pay its debts as they become due includes that Irish Loan Party being unable to pay its debts within the meaning of Section 570 of the Irish Companies Act. SECTION 1.16. Danish Terms. In this Agreement, where it relates to a Loan Party or any subsidi- ary of a Loan Party incorporated or organized in Denmark, a reference to (i) bankruptcy, insolvency, re- ceivership, liquidation, conservatorship, rearrangement or similar shall include “rekonstruktion”, “foreby- ggende rekonstruktion” and “konkurs” under Danish law; (ii) a receiver, custodian, conservator, trustee, administrator, sequestrator, assignee for the benefit of creditors or similar shall include a “rekonstruktør” and a “kurator” under Danish law; (iii) Debtor Relief Laws shall include the Danish Bankruptcy Act (Con- solidated Act no. 1162 of November 9, 2024, as amended) (konkursloven); (iv) an attachment, decree or similar shall include a “udlæg” under Danish law; (v) a merger, consolidation or similar shall include a “fusion” under Danish law; and (vi) a dissolution or similar shall include a “spaltning” under Danish law. SECTION 1.17. Swedish Terms. In this Agreement and any other Loan Document, where it relates to a Swedish Loan Party, a reference to: (i) an “assignment” or “arrangement” with any creditor includes a företagsrekon- struktion, konkursförfarande, or ackorduppgörelse under the Swedish Bankruptcy Act (Sw. konkurslag (1987:672)) or the Swedish Reorgansation Act (Sw. lag (2022:964) om företagsrekon- struktion) (as the case may be); (ii) a “receiver” or “administrator” includes a konkursförvaltare, företagsrekon- struktör or likvidator under Swedish law; (iii) a “merger” includes any fusion implemented in accordance with Chapter 23 of the Swedish Companies Act; (iv) a “liquidation”, “administration” or “dissolution” includes a tvångslikvidation un- der Chapter 25 of the Swedish Companies Act; (v) a “guarantee” includes any garanti under Swedish law which is independent from the debt to which it relates and any borgen under Swedish law which is accessory to or dependent on the debt to which it relates;

76 (vi) “gross negligence” means grov vårdslöshet under Swedish law; and (vii) if any party to this Agreement or any other Loan Document, that is incorporated in Sweden (the “Swedish Obligated Party”) is required to hold an amount on trust on behalf of another party (the “Beneficiary”), the Swedish Obligated Party shall hold such money as agent for the Ben- eficiary and such amounts shall be treated as “escrow funds” (Sw. redovisningsmedel) and held on a separate account in accordance with the Swedish Act of 1944 in respect of assets held on account (Sw. lag (1944:181) om redovisningsmedel) and shall promptly pay or transfer the same to the Beneficiary or as the Beneficiary may direct. The obligations of any Swedish Loan Party under this Agreement and any other Loan Document to which such Swedish Loan Party is a party shall be limited, if (and only if) required by the provisions of the Swedish Companies Act regulating distribution of assets (Sw. värdeöverföring) within the meaning of Chapter 17, Sections 1-4 (or their equivalents from time to time) and, in relation to any additional Swedish Loan Party, subject to any further limitations set out in any accession documents applicable to such addi- tional Swedish Loan Party, if any, and it is understood that such obligations shall apply only to the extent permitted by the abovementioned provisions of the Swedish Companies Act (as applicable). SECTION 1.18. Pro Rata Rates. The Pro Rata Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Base Rate, the Term SOFR Reference Rate, Term SOFR, Daily Compounded SOFR, Term SOFR, Daily Simple SONIA, SONIA, the Eurocur- rency Rate, the Adjusted Eurocurrency Rate or any other Benchmark, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (in- cluding any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement), will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Base Rate, the Term SOFR Reference Rate, Term SOFR, Daily Compounded SOFR, Term SOFR, Daily Simple SONIA, SONIA, the Eurocurrency Rate, the Adjusted Eurocurrency Rate or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Pro Rata Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of Base Rate or a Benchmark, any alternative, successor or replace- ment rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Pro Rata Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Base Rate, any Benchmark, any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service. ARTICLE II The Credits SECTION 2.01. Commitments. (a) Subject to the terms and conditions set forth herein, (i) each Revolving Multicurrency Tranche 1 Lender agrees to make Revolving Multicurrency Tranche 1 Loans to any Revolving Borrower in Dollars or Alternative Currencies from time to time during the Availability Period in an aggregate prin- cipal amount that will not result in (x) the Dollar Equivalent of such Lender’s Revolving Multicurrency Tranche 1 Exposure exceeding such Lender’s Revolving Multicurrency Tranche 1 Commitment or (y) the 77 sum of the Dollar Equivalent of the total Revolving Multicurrency Tranche 1 Exposures exceeding the total Revolving Multicurrency Tranche 1 Commitments, (ii) each Revolving Multicurrency Tranche 2 Lender agrees to make Revolving Multicurrency Tranche 2 Loans to any Revolving Borrower in Dollars or Alter- native Currencies from time to time during the Availability Period in an aggregate principal amount that will not result in (x) the Dollar Equivalent of such Lender’s Revolving Multicurrency Tranche 2 Exposure exceeding such Lender’s Revolving Multicurrency Tranche 2 Commitment or (y) the sum of the Dollar Equivalent of the total Revolving Multicurrency Tranche 2 Exposures exceeding the total Revolving Mul- ticurrency Tranche 2 Commitments, and (iii) each Revolving USD Tranche Lender agrees to make Revolv- ing Loans to any Revolving Borrower in Dollars from time to time during the Availability Period in an aggregate principal amount that will not result in (x) such Lender’s Revolving USD Tranche Exposure exceeding such Lender’s Revolving USD Tranche Commitment or (y) the sum of the total Revolving USD Tranche Exposures exceeding the total Revolving USD Tranche Commitments; provided that, after giving effect to any Revolving Loan, (x) the Revolving Credit Exposure of any Lender shall not exceed such Lender’s Revolving Credit Commitment, and (y) the sum of the Dollar Equivalent of the total Revolving Credit Exposure of all Revolving Credit Lenders shall not exceed the total Revolving Credit Commitments of all Lenders. Within the foregoing limits and subject to the terms and conditions set forth herein, the Revolving Borrowers may borrow, prepay and reborrow Revolving Loans. (b) Subject to the terms and conditions set forth herein, each Lender having a Term A Loan Commitment severally agrees to make a loan (a “Term A Loan”) on the Closing Date to the Term A Bor- rower in Dollars by making immediately available funds to the Pro Rata Administrative Agent’s Office not later than the time specified by the Pro Rata Administrative Agent, which Term A Loans shall not exceed for any such Lender the Term A Loan Commitment of such Lender. Amounts repaid in respect of Term A Loans may not be reborrowed. (c) Subject to the terms set forth herein and solely the conditions set forth herein, each Lender having a Farm Credit Term Loan Commitment severally agrees to make a loan (a “Farm Credit Term Loan”) on the Closing Date to the Farm Credit Term Loan Borrower in Dollars by making immediately available funds to the Farm Credit Administrative Agent’s Office not later than the time specified by the Farm Credit Administrative Agent, which Farm Credit Term Loans shall not exceed for any such Lender the Farm Credit Term Loan Commitment of such Lender. Amounts repaid in respect of Farm Credit Term Loans may not be reborrowed. SECTION 2.02. Loans and Borrowings. (a) Each Term Loan shall be denominated in Dollars and made as part of a Borrowing consist- ing of Term Loans of the same Class and Type made by the applicable Term Lenders ratably in accordance with their respective Term Commitments of the applicable Class. Subject to Section 2.02(e)(i) below, each Revolving Loan (other than a Swingline Loan) denominated in Dollars shall be made as part of a Borrowing in Dollars, consisting of Revolving Loans of the same Class and Type made by Revolving Lenders of the applicable Class ratably in accordance with their respective Revolving Commitments of such Class. Sub- ject to Section 2.02(e)(ii) below, each Revolving Multicurrency Loan (other than a Swingline Loan) de- nominated in Euros, Sterling, or Canadian Dollars shall be made as part of a Borrowing in the applicable currency, consisting of Revolving Multicurrency Loans of the same Type made by the Revolving Multicur- rency Lenders ratably in accordance with their respective Revolving Multicurrency Commitments. Each Revolving Multicurrency Loan denominated in SEK shall be made as part of a Borrowing in the applicable currency, consisting of Revolving Multicurrency Tranche 1 Loans of the same Type made by the Revolving Multicurrency Tranche 1 Lenders ratably in accordance with their respective Revolving Multicurrency Tranche 1 Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are 78 several and no Lender shall be responsible for any other Lender’s failure to make Loans as required. Any Swingline Loan shall be made in accordance with the procedures set forth in Section 2.04. (b) Subject to Section 2.13, each Revolving Borrowing and Term Loan Borrowing shall be comprised (A) in the case of Borrowings denominated in Dollars, entirely of Base Rate Loans, Term SOFR Loans or Daily Compounded SOFR Loans, (B) in the case of Borrowings denominated in Euros, entirely of Eurocurrency Loans or (solely with respect to Swingline Loans) Base Rate Loans, (C) in the case of Borrowings denominated in Canadian Dollars or SEK, entirely of Eurocurrency Loans, and (D) in the case of Borrowings denominated in Sterling, entirely of Daily Simple SONIA Loans or (solely with respect to Swingline Loans) Base Rate Loans, in each case, of the same currency as the applicable Borrower may request in accordance herewith. Each Base Rate Loan shall only be made in Dollars, Euros or Sterling. Each Swingline Loan shall be a Base Rate Loan. Each SONIA Loan shall only be made in Sterling. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the applicable Borrowers to repay such Loan in accordance with the terms of this Agreement. (c) Each Borrowing of, conversion to or continuation of any Loans shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple (or, if not an integral multiple, the entire available amount) and not less than the Borrowing Minimum (or, in the case of Loans in any Alternative Currency that is not expressly provided for in the definition of “Alternative Currency”, such other minimum amount and integral multiple specified by the Pro Rata Administrative Agent). Each Borrowing of, con- version to or continuation of Base Rate Loans (other than Swingline Loans which shall be subject to Sec- tion 2.04) shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum; provided that Eurocurrency Loans, RFR Loans and Base Rate Loans may be in an aggregate amount that is equal to the entire unused balance of the total Revolving Commit- ments of any Class or that is required to finance the reimbursement of an L/C Disbursement as contemplated by Section 2.05(c). Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of ten (10) (or such larger amount as the Applicable Administrative Agent may agree in its sole discretion) Eurocurrency Borrowings or RFR Bor- rowings outstanding in respect of each of the Revolving Multicurrency Tranche 1 Facility, Revolving Mul- ticurrency Tranche 2 Facility, Revolving USD Tranche Facility, the Term A Loan Facility and the Farm Credit Term Loan Facility. (d) Notwithstanding any other provision of this Agreement, no Borrower shall be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested (i) with respect to a Revolving Borrowing would end after the Revolving Credit Maturity Date, (ii) with respect to a Term A Loan Borrowing would end after the Term A Loan Maturity Date or (iii) with respect to a Farm Credit Term Loan Borrowing would end after the Farm Credit Term Loan Maturity Date. (e) Allocation of Revolving Loans. (i) Each Borrowing of Revolving Loans denominated in Dollars hereunder shall be comprised ratably, based on the Applicable Percentage of such Borrowing of each Class of Revolv- ing Credit Lenders, of (A) a Borrowing of Revolving Multicurrency Tranche 1 Loans, (B) a Bor- rowing of Revolving Multicurrency Tranche 2 Loans, and (C) a Borrowing of Revolving USD Tranche Loans; provided that, if, upon giving effect to any such Borrowing, the aggregate Revolv- ing Credit Exposures of any such Class or Classes of Revolving Lenders would exceed the aggre- gate Revolving Commitments of such Class or Classes of Revolving Lenders (such Class, an “Af- fected USD Class”), then (x) the portion of such Borrowing attributable to such Affected USD Class shall be reduced to an amount equal to the aggregate Available Revolving Commitment of such Affected USD Class immediately prior to giving effect to such Borrowing, and (y) the portion 79 of such Borrowing attributable to each other Class of Revolving Lenders shall be increased by a corresponding amount, so long as, after giving effect thereto, the sum of the total Revolving Credit Exposures of such Class will not exceed the total Revolving Commitments of such Class. (ii) Each Borrowing of Revolving Loans denominated in Euros, Sterling, or Canadian Dollars hereunder shall be comprised ratably, based on the Applicable Percentage of such Borrow- ing of each Class of Revolving Multicurrency Lenders, of (A) a Borrowing of Revolving Multicur- rency Tranche 1 Loans, and (B) a Borrowing of Revolving Multicurrency Tranche 2 Loans; pro- vided that, if, upon giving effect to any such Borrowing, the aggregate Revolving Credit Exposures of any Class of Revolving Multicurrency Lenders would exceed the aggregate Revolving Multicur- rency Commitments of such Class of Revolving Multicurrency Lenders (the “Affected Multicur- rency Class”), then (x) the portion of such Borrowing attributable to the Affected Multicurrency Class shall be reduced to an amount equal to the aggregate Available Revolving Commitment of the Affected Multicurrency Class immediately prior to giving effect to such Borrowing, and (y) the portion of such Borrowing attributable to each other Class of Revolving Multicurrency Lenders shall be increased by a corresponding amount, so long as, after giving effect thereto, the sum of the total Revolving Credit Exposures of such Class will not exceed the total Revolving Commitments of such Class. (iii) Each Borrowing Request delivered pursuant to Section 2.03 for a Borrowing of Revolving Loans denominated in Dollars, Euros, Sterling, or Canadian Dollars shall allocate such Borrowing in accordance with this Section 2.02(e), and the Administrative Agent shall be author- ized to reject any Borrowing Request that does not conform to this Section. SECTION 2.03. Requests for Borrowings. To request a Borrowing (other than a Swingline Loan Borrowing), a conversion of Loans from one Type to the other or a continuation of Eurocurrency Loans or RFR Loans, the applicable Borrower, or the Company on behalf of the applicable Borrower, shall notify the Applicable Administrative Agent of such request, which shall be given by a Borrowing Request not later than (i) 2:00 p.m. New York City time one Business Day prior to the requested date of any Borrowing of Base Rate Loans, (ii) 2:00 p.m. New York City time three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurocurrency Loans (other than any Eurocurrency Loans denominated in a Special Notice Currency), (iii) 2:00 p.m. New York City time three RFR Business Days prior to the requested date of any Borrowing of, conversion to or continuation of RFR Loans or of any conversion of Term SOFR Loans to Base Rate Loans and (iv) 2:00 p.m. New York City time five Business Days prior to the requested date of any Borrowing or continuation of Eurocurrency Loans denom- inated in a Special Notice Currency; provided, however, that if such Borrower wishes to request Eurocur- rency Loans or RFR Loans having an Interest Period other than one, three or six months in duration as provided in the definition of “Interest Period,” the applicable notice must be received by the Applicable Administrative Agent not later than 2:00 p.m. New York City time (i) four Business Days prior to the requested date of such Borrowing, conversion or continuation of Eurocurrency Loans (other than any Eu- rocurrency Loans denominated in a Special Notice Currency), (ii) four RFR Business Days prior to the requested date of such Borrowing, conversion or continuation of RFR Loans, or (iii) five Business Days prior to the requested date of such Borrowing, conversion or continuation of Eurocurrency Loans denomi- nated in a Special Notice Currency, whereupon the Applicable Administrative Agent shall give prompt notice to the applicable Lenders of such request and determine whether the requested Interest Period is acceptable to all of them. Not later than 2:00 p.m. New York City time, (i) three Business Days prior to the requested date of such Borrowing, conversion or continuation of Eurocurrency Loans (other than any Eurocurrency Loans denominated in a Special Notice Currency), (ii) three RFR Business Days prior to the requested date of such Borrowing, conversion or continuation of RFR Loans or (iii) four Business Days prior to the requested date of such Borrowing, conversion or continuation of Eurocurrency Loans denomi- nated in a Special Notice Currency, the Pro Rata Administrative Agent shall notify the applicable Borrower

80 (which notice may be by telephone) whether or not the requested Interest Period has been consented to by all the applicable Lenders. Each Borrowing Request shall be irrevocable (other than any Borrowing Re- quest for an Alternative Currency or an Interest Period that has not been approved by all applicable Lenders) by and, in the case of a telephonic Borrowing Request, shall be confirmed promptly by hand delivery or telecopy or transmission by electronic communication in accordance with Section 9.01(b) to the Applicable Administrative Agent of a written Borrowing Request in a form attached hereto as Exhibit E and signed by the applicable Borrower, or the Company on behalf of the applicable Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02: (i) the Class of Loans to which such Borrowing Request relates; provided that, any Borrowing Request for Revolving Loans to be denominated in Dollars, Euros, Sterling, or Canadian Dollars shall be allocated among the applicable Classes of Revolving Loans in accordance with Section 2.02(e) hereof; (ii) the aggregate amount of the requested Borrowing, conversion or continuation; (iii) the date of such Borrowing, conversion or continuation, which shall be a Business Day; (iv) whether such Borrowing, conversion or continuation is to be a Base Rate Borrow- ing, a Eurocurrency Borrowing or an RFR Borrowing; (v) in the case of a Eurocurrency Borrowing of Alternative Currency Revolving Loans, the currency in which such Borrowing is to be made, which shall be an Alternative Cur- rency; (vi) in the case of a Eurocurrency Borrowing or a Term SOFR Borrowing, the Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; (vii) the location and number of a Borrower’s account or accounts to which funds are to be disbursed, which shall comply with the requirements of Section 2.06; (viii) whether the applicable Borrower is requesting a new Borrowing, a conversion of Loans from one Type to the other, or a continuation of Eurocurrency Loans or RFR Loans; and (ix) the Type of Loans to be borrowed or to which existing Loans are to be converted. If no election as to the Type of Borrowing is specified, then, in the case of a Revolving Borrowing denom- inated in Dollars, the requested Revolving Borrowing shall be a Base Rate Borrowing. In the case of a failure to timely request a conversion or continuation of Eurocurrency Loans or RFR Loans, such Loans shall be continued as Eurocurrency Loans or RFR Loans in their original currency, as applicable, and, in the case of Eurocurrency Loans or RFR Loans, with an Interest Period of one month’s duration. If no Interest Period is specified with respect to any requested Eurocurrency Borrowing or RFR Borrowing or conversion or continuation of Eurocurrency Loans or RFR Loans, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Bor- rowing Request in accordance with this Section 2.03, the Applicable Administrative Agent shall advise each Applicable Lender of the details thereof and of the amount (and currency) of such Lender’s Loan to be made as part of the requested Borrowing. Except as otherwise provided herein, a Eurocurrency Loan or RFR Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Loan or RFR Loan. During the existence of an Event of Default, no Loans may be requested as, converted 81 to or continued as Eurocurrency Loans or RFR Loans (whether in Dollars or any Alternative Currency) without the consent of the Required Revolving Multicurrency Tranche 1 Lenders, Required Revolving Multicurrency Tranche 2 Lenders, the Required Revolving USD Tranche Lenders, the Required Term A Lenders or the Required Farm Credit Term Lenders (in each case, determined with respect to the applicable Class of Loans), as applicable, and the Required Revolving Multicurrency Tranche 1 Lenders or the Re- quired Revolving Multicurrency Tranche 2 Lenders, as applicable, may demand that any or all of the then outstanding Eurocurrency Loans denominated in an Alternative Currency be prepaid, or redenominated into Dollars in the amount of the Dollar Equivalent thereof, on the last day of the then current Interest Period with respect thereto. No Loan may be converted into or continued as a Loan denominated in a different currency, but instead must be prepaid in the original currency of such Loan and, in the case of a Revolving Multicurrency Loan, reborrowed in the other currency. SECTION 2.04. Swingline Loans. (a) Subject to the terms and conditions set forth herein, the Swingline Lender agrees, in reli- ance upon the agreements of the other Revolving Multicurrency Tranche 1 Lenders set forth in this Sec- tion 2.04, to make Swingline Loans in Dollars, Euros or Sterling to the Revolving Borrowers from time to time after the Closing Date and during the then-remaining Availability Period; provided that no such Swin- gline Loan shall be permitted if, after giving effect thereto, (i) the Dollar Equivalent of the aggregate prin- cipal amount of outstanding Swingline Loans would exceed the Swingline Loan Sublimit or (ii) the aggre- gate Revolving Multicurrency Tranche 1 Exposures would exceed the total Revolving Multicurrency Tranche 1 Commitments; provided, further that the Swingline Lender shall not be required to make a Swin- gline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the Revolving Borrowers may borrow, prepay and reborrow Swin- gline Loans. Immediately upon the making of a Swingline Loan, each Revolving Multicurrency Tranche 1 Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swingline Lender a risk participation in such Swingline Loan in an amount equal to the product of such Revolving Multicurrency Tranche 1 Lender’s Applicable Percentage times the amount of such Swingline Loan. (b) To request a Swingline Loan, the applicable Borrower, or the Company on behalf of the applicable Borrower, shall notify the Pro Rata Administrative Agent and Swingline Lender of such request, which shall be irrevocable. Each such notice must be received by the Swingline Lender and the Pro Rata Administrative Agent not later than (x) 2:00 p.m. New York City time on the requested borrowing date with respect to any Swingline Loan to be denominated in Dollars and (y) 2:00 p.m. Dublin, Ireland time (or such other time as mutually agreed upon by the applicable Borrower and the Swingline Lender), on the day of a proposed Swingline Loan to be denominated in either Euros or Sterling, and shall specify (i) the amount to be borrowed, which shall be no less than the applicable Minimum Borrowing Amount, (ii) the currency in which such Borrowing is to be made, which shall be Dollars, Euros or Sterling, and (iii) the requested borrowing date, which shall be a Business Day. Promptly after receipt by the Swingline Lender of any Swingline Loan Notice, the Swingline Lender will confirm with the Pro Rata Administrative Agent (by telephone or in writing) that the Pro Rata Administrative Agent has also received such Swingline Loan Notice and, if not, the Swingline Lender will notify the Pro Rata Administrative Agent (by telephone or in writing) of the contents thereof. Unless the Swingline Lender has received notice (by telephone or in writ- ing) from the Pro Rata Administrative Agent (including at the request of any Lender) prior to 3:00 p.m. New York City time on the date of the proposed Swingline Loan Borrowing (A) directing the Swingline Lender not to make such Swingline Loan as a result of the limitations set forth in Section 2.04(a), or (B) that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, then, the Swin- gline Lender shall make such Swingline Loan available to the applicable Borrower by means of a credit to the general deposit account of the applicable Borrower with the Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an L/C Disbursement as provided in Section 2.05(c), 82 by remittance to the relevant Issuing Bank) by 4:00 p.m., New York City time, on the requested date of such Swingline Loan. (c) (i) The Swingline Lender at any time in its sole and absolute discretion may request, on behalf of the applicable Borrower (each of which hereby irrevocably authorizes the Swingline Lender to so request on its behalf), that each Revolving Multicurrency Tranche 1 Lender make a Base Rate Revolving Loan in an amount equal to such Lender’s Applicable Percentage of the amount of the applicable Class of Swingline Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Borrowing Request for purposes hereof) and in accordance with the requirements of Sec- tion 2.02 and Section 2.03, without regard to the Borrowing Minimum and Borrowing Multiple specified therein for the principal amount of Base Rate Loans, but subject to the unutilized portion of the Revolving Multicurrency Tranche 1 Commitments of the applicable Class and the conditions set forth in Section 4.02. The Swingline Lender shall furnish the applicable Borrower with a copy of the applicable Borrowing Re- quest promptly after delivering such notice to the Pro Rata Administrative Agent. Each Revolving Mul- ticurrency Tranche 1 Lender shall make an amount equal to its Applicable Percentage of the amount spec- ified in such Borrowing Request available to the Pro Rata Administrative Agent in Same Day Funds for the account of the Swingline Lender at the Pro Rata Administrative Agent’s Office for the applicable Currency- denominated payments not later than 1:00 p.m. New York City time on the day specified in such Borrowing Request, whereupon, subject to Section 2.04(c)(ii), each Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrowers in such amount. The Pro Rata Administrative Agent shall remit the funds so received to the Swingline Lender. (ii) If for any reason any Swingline Loan cannot be refinanced by such Base Rate Loan in accordance with clause (i), the request for Base Rate Loans submitted by the Swingline Lender as set forth herein shall be deemed to be a request by the Swingline Lender that each of the Revolving Multicurrency Tranche 1 Lenders fund its risk participation in the relevant Swingline Loan and such Revolving Lender’s payment to the Pro Rata Administrative Agent for the account of the Swingline Lender pursuant to Sec- tion 2.04(c)(i) shall be deemed payment in respect of such participation. If any Revolving Multicurrency Tranche 1 Lender fails to make available to the Pro Rata Administrative Agent for the account of the Swin- gline Lender any amount required to be paid by such Revolving Lender pursuant to the foregoing provisions of this Section 2.04(c) by the time specified in Section 2.04(c)(i), the Swingline Lender shall be entitled to recover from such Revolving Lender (acting through the Pro Rata Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swingline Lender at a rate per annum equal to the applicable Overnight Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by the Swingline Lender in connection with the foregoing. If such Revolving Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Revolving Lender’s Base Rate Loan included in the relevant Borrowing or funded participation in the relevant Swingline Loan, as the case may be. A certificate of the Swingline Lender submitted to any Revolving Multicurrency Tranche 1 Lender (through the Pro Rata Administrative Agent) with respect to any amounts owing under this clause (ii) shall be conclusive absent manifest error. (iii) Each Revolving Multicurrency Tranche 1 Lender’s obligation to make Base Rate Loans or to purchase and fund risk participations in Swingline Loans pursuant to this Section 2.04(c) shall be abso- lute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counter- claim, recoupment, defense or other right which such Lender may have against the Swingline Lender, any Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Revolving Multicurrency Tranche 1 Lender’s obligation to make Base Rate Loans pur- suant to this Section 2.04(c) is subject to the conditions set forth in Section 4.02. No such funding of risk 83 participations shall relieve or otherwise impair the obligation of the Borrowers to repay Swingline Loans, together with interest as provided herein. (d) (i) At any time after any Revolving Multicurrency Tranche 1 Lender has purchased and funded a risk participation in a Swingline Loan, if the Swingline Lender receives any payment on account of such Swingline Loan, the Swingline Lender will distribute promptly to such Revolving Lender its Ap- plicable Percentage thereof in the same funds as those received by the Swingline Lender. (ii) If any payment received by the Swingline Lender in respect of principal or interest on any Swingline Loan is required to be returned by the Swingline Lender under any of the circumstances described in Section 9.08 (including pursuant to any settlement entered into by the Swingline Lender in its discretion), each Revolving Multicurrency Tranche 1 Lender shall pay to the Swingline Lender its Applicable Percent- age thereof on demand of the Pro Rata Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the applicable Overnight Rate. The Pro Rata Administrative Agent will make such demand upon the request of the Swingline Lender. The obligations of the Revolving Multicurrency Tranche 1 Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement. (e) The Swingline Lender shall be responsible for invoicing the Borrowers for interest on the Swingline Loans. Until each Revolving Multicurrency Tranche 1 Lender funds its Base Rate Loan or risk participation pursuant to this Section 2.04 to refinance such Revolving Lender’s Applicable Percentage of any Swingline Loan, interest in respect of such Applicable Percentage shall be solely for the account of the Swingline Lender. (f) The Borrowers shall make all payments of principal and interest in respect of the Swingline Loans directly to the Swingline Lender. SECTION 2.05. Letters of Credit. (a) The Letter of Credit Commitment. (i) Subject to the terms and conditions set forth herein, (A) each Issuing Bank agrees, in reli- ance upon the agreements of the Revolving Multicurrency Tranche 1 Lenders set forth in this Section 2.05, (1) from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit denominated in Dollars or any Alternative Currency for the account of the Company or its Restricted Subsidiaries, and to amend or extend Letters of Credit previously issued by it, in accordance with subsection (b) below, and (2) to honor drawings under the Letters of Credit; and (B) the Revolving Multicurrency Tranche 1 Lenders severally agree to participate in Letters of Credit issued for the account of the Company or its Restricted Subsidiaries and any drawings thereunder; provided that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (x) the aggregate L/C Exposure shall not exceed the L/C Exposure Sublimit and (y) subject to Section 1.11, the total Revolv- ing Multicurrency Tranche 1 Exposures shall not exceed the total Revolving Multicurrency Tranche 1 Com- mitments. Each request by the Company for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Company that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, the Company’s ability to obtain Letters of Credit shall be fully revolving, and accordingly the Company may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed. If agreed to by the relevant Issuing Bank, any letter of credit issued pursuant to an agreement between the Issuing Bank and the Com- pany or any of its Restricted Subsidiaries that satisfies the requirements of this Section 2.05 shall be deemed

84 a “Letter of Credit” hereunder as of the date agreed to by such Issuing Bank and shall be deemed issued hereunder as of such date. (ii) No Issuing Bank shall issue any Letter of Credit, if (A) subject to Section 2.05(b)(iii), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issu- ance or last extension, unless the Required Lenders and the applicable Issuing Bank have approved such expiry date; or (B) the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Revolving Multicurrency Tranche 1 Lenders and the applicable Issuing Bank have approved such expiry date. (iii) No Issuing Bank shall be under any obligation to issue any Letter of Credit if: (A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, or any Law applicable to such Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such Issuing Bank shall prohibit, or request that such Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such Issuing Bank is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which such Issuing Bank in good faith deems material to it; (B) the issuance of such Letter of Credit would violate one or more policies of such Issuing Bank applicable to letters of credit generally; (C) except as otherwise agreed by the Pro Rata Administrative Agent and such Issuing Bank, such Letter of Credit is in an initial stated amount less than $100,000; (D) except as otherwise agreed by the Pro Rata Administrative Agent, each Revolving Multicurrency Tranche 1 Lender and such Issuing Bank, such Letter of Credit is to be denominated in a currency other than Dollars or an Alternative Currency; (E) such Issuing Bank does not as of the issuance date of such requested Letter of Credit issue Letters of Credit in the requested currency; (F) such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or (G) a default of any Revolving Lender’s (of the applicable Class) obligations to fund under Section 2.05(c) exists or any Revolving Lender (of the applicable Class) is at such time a Defaulting Lender hereunder, unless such Issuing Bank has entered into satisfactory arrangements (in the Issuing Bank’s sole and absolute discretion) with the Company or such Revolving Lender to eliminate the Issuing Bank’s risk with respect to such Revolving Lender. (iv) No Issuing Bank shall amend any Letter of Credit if such Issuing Bank would not be per- mitted at such time to issue such Letter of Credit in its amended form under the terms hereof. (v) No Issuing Bank shall be under any obligation to amend any Letter of Credit if (A) such Issuing Bank would have no obligation at such time to issue such Letter of Credit in its amended form under 85 the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit. (vi) Each Issuing Bank shall act on behalf of the applicable Revolving Multicurrency Tranche 1 Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each Issuing Bank shall have all of the benefits and immunities (A) provided to the Pro Rata Administrative Agent in Article VII with respect to any acts taken or omissions suffered by such Issuing Bank in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article VII included such Issuing Bank with respect to such acts or omissions, and (B) as additionally provided herein with respect to such Issuing Bank. (vii) Each of the Existing Letters of Credit shall (1) be deemed to have been issued under this Agreement on the Closing Date and (2) notwithstanding Section 2.05(b) or any other automatic extension provisions thereunder, shall terminate at its Existing Letter of Credit Termination Date unless otherwise agreed by the applicable Issuing Bank thereunder in its sole discretion. (b) Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit. (i) Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the applicable Revolving Borrower delivered to the applicable Issuing Bank (with a copy to the Pro Rata Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the applicable Borrower (or of the Company on behalf of the applicable Bor- rower). Such Letter of Credit Application must be received by the applicable Issuing Bank and the Pro Rata Administrative Agent not later than 12:00 noon New York City time, at least two Business Days (or such later date and time as the applicable Issuing Bank may agree in a particular instance in its sole discre- tion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable Issuing Bank: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount and currency thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (G) such other matters as the applicable Issuing Bank may require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable Issuing Bank (A) the Letter of Credit to be amended; (B) the proposed date of amendment thereof (which shall be a Business Day); (C) the nature of the proposed amendment; and (D) such other matters as the applicable Issuing Bank may require. Additionally, the applicable Borrower shall furnish to the applicable Issuing Bank and the Pro Rata Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the applicable Issuing Bank or the Pro Rata Administrative Agent may reasonably require. (ii) Promptly after receipt of any Letter of Credit Application, the applicable Issuing Bank will confirm with the Pro Rata Administrative Agent (by telephone or in writing) that the Pro Rata Administra- tive Agent has received a copy of such Letter of Credit Application from the applicable Borrower and, if not, such Issuing Bank will provide the Pro Rata Administrative Agent with a copy thereof. Unless an Issuing Bank has received written notice from any Revolving Multicurrency Tranche 1 Lender, the Pro Rata Administrative Agent or any Loan Party, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Section 4.02 shall not then be satisfied, then, subject to the terms and conditions hereof, such Issuing 86 Bank shall, on the requested date, issue a Letter of Credit for the account of the applicable Borrower (or the applicable Restricted Subsidiary) or enter into the applicable amendment, as the case may be, in each case in accordance with such Issuing Bank’s usual and customary business practices. Immediately upon the issuance of each Letter of Credit by an Issuing Bank, each Revolving Multicurrency Tranche 1 Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from such Issuing Bank a risk participation in such Letter of Credit in an amount equal to the product of such Lender’s Applicable Percentage times the amount of such Letter of Credit. (iii) If any Revolving Borrower so requests in any applicable Letter of Credit Application, the applicable Issuing Bank may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto- Extension Letter of Credit must permit the applicable Issuing Bank to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the applicable Issuing Bank, the applicable Borrower shall not be required to make a specific request to an Issuing Bank for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the applicable Issuing Bank to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that no Issuing Bank shall permit any such extension if (A) such Issuing Bank has determined that it would not be permitted at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.05(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is seven Business Days before the Non-Extension Notice Date (1) from the Pro Rata Administrative Agent that the Required Lenders have elected not to permit such extension or (2) from the Pro Rata Administrative Agent, or any Revolving Multicurrency Tranche 1 Lender or the applicable Borrower that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, and in each such case directing such Issuing Bank not to permit such extension. (iv) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the Issuing Bank will also deliver to the applicable Borrower and the Pro Rata Administrative Agent a true and complete copy of such Letter of Credit or amendment. (v) For the avoidance of doubt, no Issuing Bank of Existing Letters of Credit shall be under any obligation to permit the extension of any of its Existing Letter of Credit. (c) Drawings and Reimbursements; Funding of Participations. (i) Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable Issuing Bank shall notify the applicable Borrower and the Pro Rata Administrative Agent thereof. In the case of a Letter of Credit denominated in an Alternative Currency, the applicable Borrower shall reimburse the applicable Issuing Bank in such Alternative Currency, unless such Issuing Bank (at its option) shall have specified in such notice that it will require reimbursement in Dollars; provided that, with respect to any Existing Letter of Credit denominated in Swiss Francs (each, a “Specified LC”), such reimbursement shall be in Dollars based on the Dollar Equivalent amount of the drawing. In the case of any such reimbursement in Dollars of a drawing under a Letter of Credit denomi- nated in an Alternative Currency, the applicable Issuing Bank shall notify the applicable Borrower of the Dollar Equivalent of the amount of the drawing promptly following the determination thereof. Not later than 12:00 Noon on the Business Day following any payment by an Issuing Bank under a Letter of Credit to be reimbursed in Dollars, or New York City time on the Business Day of any payment by an Issuing 87 Bank under a Letter of Credit to be reimbursed in an Alternative Currency (each such date, an “Honor Date”), the applicable Borrower shall reimburse such Issuing Bank through the Pro Rata Administrative Agent in an amount equal to the amount of such drawing and in the applicable currency. If such Borrower fails to so reimburse such Issuing Bank by such time, the Pro Rata Administrative Agent shall promptly notify each applicable Revolving Multicurrency Tranche 1 Lender of the Honor Date, the amount and cur- rency of the unreimbursed drawing (the “Unreimbursed Amount”), and the amount of such Revolving Lender’s Applicable Percentage thereof. In such event, the applicable Borrower shall be deemed to have requested a Revolving Multicurrency Tranche 1 Loan of (x) in the case of a Letter of Credit denominated in Dollars or a Specified LC, a Base Rate Loan denominated in Dollars in an equivalent amount and (y) in the case of a Letter of Credit denominated in an Alternative Currency (other than a Specified LC), a Euro- currency Loan or Daily Simple SONIA Loan, as applicable, denominated in such Alternative Currency, in each case, to be disbursed on the Business Day following the Honor Date in an amount equal to the Unre- imbursed Amount, without regard to the Borrowing Minimum and Borrowing Multiples for the principal amount of (x) in the case of a Letter of Credit denominated in Dollars or a Specified LC, Base Rate Loans and (y) in the case of a Letter of Credit denominated in an Alternative Currency (other than a Specified LC), Eurocurrency Loans or Daily Simple SONIA Loans, as applicable, but subject to the amount of the unutilized portion of the applicable Class of Revolving Commitments and the conditions set forth in Sec- tion 4.02 (other than the delivery of a Borrowing Notice). Any notice given by the applicable Issuing Bank or the Pro Rata Administrative Agent pursuant to this Section 2.05(c)(i) may be given by telephone if promptly confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice. (ii) Each Revolving Multicurrency Tranche 1 Lender shall upon any notice pursuant to Sec- tion 2.05(c)(i) make funds available to the Pro Rata Administrative Agent for the account of the applicable Issuing Bank, in the currency in which the applicable drawing under the Letter of Credit was made (or, in the case of a Specified LC, in Dollars) in an amount equal to its Applicable Percentage of the Unreimbursed Amount not later than 2:00 p.m. on the Business Day specified in such notice by the Pro Rata Administra- tive Agent, whereupon, subject to the provisions of Section 2.05(c)(iii), such Revolving Multicurrency Tranche 1 Lender that so makes funds available shall be deemed to have made of (x) in the case of a Letter of Credit denominated in Dollars or a Specified LC, a Base Rate Loan and (y) in the case of a Letter of Credit denominated in an Alternative Currency, a Eurocurrency Loan or Daily Simple SONIA Loan, as applicable, to the applicable Borrower in such amount. The Pro Rata Administrative Agent shall remit the funds so received to the applicable Issuing Bank in the currency in which the applicable drawing under the Letter of Credit was made (or, in the case of a Specified LC, in Dollars). (iii) With respect to any Unreimbursed Amount in respect of a Letter of Credit that is not fully refinanced by a Revolving Borrowing of (x) in the case of a Letter of Credit denominated in Dollars or a Specified LC, Base Rate Loans and (y) in the case of a Letter of Credit denominated in an Alternative Currency (other than a Specified LC), Eurocurrency Loans or Daily Simple SONIA Loans, as applicable, because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the applicable Borrower shall be deemed to have incurred from the applicable Issuing Bank a L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Revolving Multicurrency Tranche 1 Lender’s payment to the Pro Rata Administrative Agent for the account of the Issuing Bank pursuant to Section 2.05(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute a L/C Advance from such Lender in satisfaction of its partici- pation obligation under this Section 2.05. (iv) Until each applicable Lender funds its Revolving Multicurrency Tranche 1 Loan or L/C Advance pursuant to this Section 2.05(c) to reimburse an Issuing Bank for any amount drawn under any

88 Letter of Credit, interest in respect of such Lender’s Applicable Percentage of such amount shall be solely for the account of such Issuing Bank. (v) Each Revolving Multicurrency Tranche 1 Lender’s obligation to make Revolving Loans or L/C Advances to reimburse each Issuing Bank for amounts drawn under Letters of Credit of the appli- cable Class issued by it, as contemplated by this Section 2.05(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Revolving Lender may have against such Issuing Bank, any Borrower, any Subsid- iary or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender’s obligation to make Revolving Loans pursuant to this Section 2.05(c) is subject to the conditions set forth in Section 4.02 (other than delivery of a Borrowing Request). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrowers to reimburse an Issuing Bank for the amount of any payment made by such Issuing Bank under any Letter of Credit, together with interest as provided herein. (vi) If any Revolving Multicurrency Tranche 1 Lender fails to make available to the Pro Rata Administrative Agent for the account of an Issuing Bank any amount required to be paid by such Revolving Lender pursuant to the foregoing provisions of this Section 2.05(c) by the time specified in Sec- tion 2.05(c)(ii), such Issuing Bank shall be entitled to recover from such Revolving Lender (acting through the Pro Rata Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such Issuing Bank at a rate per annum equal to the applicable Overnight Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by the Issuing Bank in connection with the foregoing. If such Revolving Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Revolving Lender’s Revolving Multicurrency Tranche 1 Loan included in the relevant Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be. A certificate of an Issuing Bank submitted to any Lender (through the Pro Rata Administrative Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error. (d) Repayment of Participations. (i) At any time after an Issuing Bank has made a payment under any Letter of Credit and has received from any Revolving Multicurrency Tranche 1 Lender such Revolving Lender’s L/C Advance in respect of such payment in accordance with Section 2.05(c), if the Pro Rata Administrative Agent receives for the account of such Issuing Bank any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from any Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Pro Rata Administrative Agent), the Pro Rata Administrative Agent will distribute promptly to such Revolving Lender its Applicable Percentage thereof in the same funds as those received by the Pro Rata Administrative Agent. (ii) If any payment received by the Pro Rata Administrative Agent for the account of an Issuing Bank pursuant to Section 2.05(c)(i) is required to be returned under any of the circumstances described in Section 9.08 (including pursuant to any settlement entered into by such Issuing Bank in its discretion), each Revolving Multicurrency Tranche 1 Lender, in the case of a U.S. Letter of Credit, or any Alternative Cur- rency Revolving Lender, in the case of an Alternative Currency Letter of Credit, shall pay to the Pro Rata Administrative Agent for the account of such Issuing Bank its Applicable Percentage thereof on demand of the Pro Rata Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Revolving Lender, at a rate per annum equal to the applicable Overnight Rate from time to time in effect. The obligations of the Revolving Multicurrency Tranche 1 Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement. 89 (e) Obligations Absolute. The obligation of the Borrowers to reimburse each Issuing Bank for each drawing under each Letter of Credit issued by it and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following: (i) any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document; (ii) the existence of any claim, counterclaim, setoff, defense or other right that the Company or any Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the applicable Issuing Bank or any other Person, whether in connection with this Agree- ment, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction; (iii) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit; (iv) any pay- ment by such Issuing Bank under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by such Issuing Bank under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any ben- eficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; (v) any adverse change in the relevant exchange rates or in the availability of the relevant Alternative Currency to the Company or any Subsidiary or in the relevant currency markets generally; or (vi) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Company or any Subsidiary. The applicable Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with such Borrower’s instructions or other irregularity, such Borrower will promptly notify the applicable Issuing Bank. Each Borrower shall be conclusively deemed to have waived any such claim against the applicable Issuing Bank and its correspondents unless such notice is given as aforesaid. (f) Role of Issuing Banks. Each Revolving Multicurrency Tranche 1 Lender and the Borrow- ers agree that, in paying any drawing under any Letter of Credit, no Issuing Bank shall have any responsi- bility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the Issuing Banks, the Pro Rata Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of any Issuing Bank shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. Each Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude each Borrower’s pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the Issuing Banks, the Pro Rata Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of any Issuing Bank shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.05(e); provided, however, that anything in such clauses to the contrary notwith- standing, the applicable Borrower may have a claim against any Issuing Bank, and such Issuing Bank may be liable to such Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by such Borrower which such Borrower proves were caused by such Issu- ing Bank’s willful misconduct or gross negligence or such Issuing Bank’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly com- 90 plying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the fore- going, each Issuing Bank may accept documents that appear on their face to be in order, without responsi- bility for further investigation, regardless of any notice or information to the contrary, and such Issuing Bank shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason. (g) Cash Collateral. (i) Upon the request of the Pro Rata Administrative Agent, if, as of the Letter of Credit Expiration Date, any L/C Exposure for any reason remains outstanding, the Bor- rowers shall, in each case, promptly Cash Collateralize the then L/C Exposure of all L/C Exposures. (ii) In addition, if the Pro Rata Administrative Agent notifies the Company at any time that the L/C Exposure at such time exceeds 100% of the L/C Exposure Sublimit then in effect, then, within one Business Day (or such later time as the Pro Rata Adminis- trative Agent may agree in its sole discretion) after receipt of such notice, the Company shall Cash Collateralize the L/C Exposure in an amount equal to the amount by which the L/C Exposure exceeds the L/C Exposure Sublimit. (iii) The Pro Rata Administrative Agent may, at any time and from time to time after the initial deposit of Cash Collateral, request that additional Cash Collateral be pro- vided in order to protect against the results of exchange rate fluctuations. (iv) Defaulting Lenders. (a) At any time that there shall exist a Defaulting Lender, then the applicable Borrower shall, within one Business Day following the written request of the Pro Rata Administrative Agent or any Issuing Bank (with a copy to the Pro Rata Administrative Agent), Cash Collateralize the applicable Issuing Bank’s Fronting Exposure with respect to such Defaulting Lender (determined after giving effect to Section 2.22(a)(iv) and any cash collateral provided by such Defaulting Lender) in an amount not less than the Minimum Collateral Amount. (b) The Borrowers, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grant to the Pro Rata Administrative Agent, for the benefit of each Issuing Bank, and agree to maintain, a first-priority security interest in all such cash collateral as security for the Defaulting Lenders’ obligation to fund participations in respect of L/C Exposure, to be applied pursuant to subclause (c) below. If at any time the Pro Rata Administrative Agent deter- mines that cash collateral is subject to any right or claim of any Person other than the Pro Rata Administrative Agent and the applicable Issuing Bank as herein pro- vided or that the total amount of such Cash Collateral is less than the Minimum Collateral Amount, the applicable Borrower shall, promptly upon demand by the Pro Rata Administrative Agent, pay or provide to the Pro Rata Administrative Agent additional cash collateral in an amount sufficient to eliminate such defi- ciency (after giving effect to any partial reallocation pursuant to Section 2.22(a)(iv) and after giving effect to any cash collateral provided by the Defaulting Lender). (c) Notwithstanding anything to the contrary contained in this Agree- ment, cash collateral provided under Section 2.05 or 2.22 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in respect of Letters of Credit (including, as to cash collateral 91 provided by a Defaulting Lender, any interest accrued on such obligation) for which the cash collateral was so provided, prior to any other application of such property as may otherwise be provided for herein. (d) Cash collateral (or the appropriate portion thereof) provided to re- duce any Issuing Bank’s Fronting Exposure shall no longer be required to be held as Cash Collateral pursuant to this Section 2.05 following (i) the elimination of the applicable Fronting Exposure (including by replacement of the Defaulting Lender pursuant to Section 2.18 or the termination of Defaulting Lender status of the ap- plicable Lender), or (ii) the determination by the Pro Rata Administrative Agent and the applicable Issuing Bank that there exists excess cash collateral; provided that, subject to Section 2.22, the Person providing cash collateral and each appli- cable Issuing Bank may agree that cash collateral shall be held to support future anticipated Fronting Exposure or other obligations; provided further that to the ex- tent that such cash collateral was provided by any Borrower, such cash collateral shall, to the extent applicable, remain subject to the security interest granted pur- suant to the Loan Documents. (h) Applicability of ISP and UCP. Unless otherwise expressly agreed by the applicable Issuing Bank and the applicable Borrower when a Letter of Credit is issued (including any such agreement appli- cable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit. (i) Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control. (j) Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Restricted Subsidiary, the Company shall be obligated to reimburse the applicable Issuing Bank hereunder for any and all drawings under such Letter of Credit and the Company shall be a co-applicant on all relevant Issuer Documents in respect of such Letter of Credit. The Company hereby acknowledges that the issuance of Letters of Credit for the account of Restricted Subsidiaries inures to the benefit of the Company, and that the Company’s business derives substantial benefits from the businesses of such Restricted Subsidiaries. No Letter of Credit will be issued hereunder in support of any obligations of, or is for the account of, a Restricted Sub- sidiary (other than any Borrower) until the Pro Rata Administrative Agent has received documentation and other information about such Restricted Subsidiary as may be reasonably requested in writing by the Pro Rata Administrative Agent or any Issuing Bank through the Pro Rata Administrative Agent that the Pro Rata Administrative Agent or such Issuing Bank, as applicable, reasonably determines is required by regu- latory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act (and the results thereof shall have been reasonably satisfactory to the Pro Rata Administrative Agent or such Issuing Bank, as applicable). SECTION 2.06. Funding of Borrowings. (a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds (i) in the case of Loans denominated in Dollars by 2:00 p.m., New York City time, to the account of the Applicable Administrative Agent most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender’s Applicable Percentage or other percentage provided for herein and (ii) in the case of each Loan denominated in an Alternative Currency by the New York City time specified by the Pro Rata Administrative Agent for such currency;

92 provided that Swingline Loans shall be made as provided in Section 2.04. The Applicable Administrative Agent will make such Loans available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to an account or accounts designated by the applicable Borrower (or by the Company on behalf of the applicable Borrower) in the applicable Borrowing Request; provided that Base Rate Re- volving Loans made to finance the reimbursement of an L/C Disbursement as provided in Section 2.05(c) shall be remitted by the Pro Rata Administrative Agent to the relevant Issuing Bank. (b) Unless the Applicable Administrative Agent shall have received notice from an Applicable Lender prior to the proposed time of any Borrowing that such Lender will not make available to the Appli- cable Administrative Agent such Lender’s share of such Borrowing, the Applicable Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section 2.06 and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrow- ing available to the Applicable Administrative Agent, then the applicable Lender and the applicable Bor- rower severally agree to pay to the Applicable Administrative Agent forthwith on demand such correspond- ing amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Applicable Administrative Agent, at (i) in the case of such Lender, the Overnight Rate or (ii) in the case of the applicable Borrower, the interest rate applicable to Base Rate Loans of the applicable Class. If such Lender pays such amount to the Applicable Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. SECTION 2.07. [Reserved]. SECTION 2.08. Termination and Reduction of Commitments. (a) Unless previously terminated, (i) the Term A Loan Commitments shall terminate at 11:59 p.m., New York City time, on the Closing Date, (ii) the Farm Credit Term Loan Commitments shall terminate at 11:59 p.m., New York City time, on the Closing Date and (iii) all Revolving Commitments shall terminate on the Revolving Credit Maturity Date. (b) The Borrowers may at any time terminate, or from time to time reduce, the Commitments of any Class; provided that (i) each reduction of the Commitments of any Class shall be in an amount that is an integral multiple of $1,000,000 and not less than $1,000,000 (or, if less, the remaining amount of such Commitments) and (ii) the Borrowers shall not terminate or reduce any of the Revolving Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.10, the total Revolving Credit Exposures of such Class would exceed the total Revolving Commitments of such Class. (c) The applicable Borrower shall notify the applicable Administrative Agent by telephone (confirmed by telecopy or transmission by electronic communication in accordance with Section 9.01(b)) of any election to terminate or reduce the Commitments under paragraph (b) of this Section not later than 12:00 p.m. New York City time three (3) Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Applicable Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by a Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of Com- mitments delivered by a Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities or instruments of Indebtedness or the occurrence of any other specified event, in which case such notice may be revoked by such Borrower (by notice to the Applicable Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Subject to Section 2.20(d), each reduction of the Commitments of any 93 Class shall be made ratably among the Lenders in accordance with their respective Commitments of such Class. SECTION 2.09. Repayment of Loans; Evidence of Debt. (a) The Revolving Borrowers hereby unconditionally promise to pay (i) to the Pro Rata Ad- ministrative Agent for the account of each Revolving Multicurrency Tranche 1 Lender the then unpaid principal amount of each Revolving Multicurrency Tranche 1 Loan made to any Borrower on the Revolving Credit Maturity Date in the currency of such Loan, (ii) to the Pro Rata Administrative Agent for the account of each Revolving Multicurrency Tranche 2 Lender the then unpaid principal amount of each Revolving Multicurrency Tranche 2 Loan made to any Borrower on the Revolving Credit Maturity Date in the cur- rency of such Loan, (iii) to the Pro Rata Administrative Agent for the account of each Revolving USD Tranche Lender the then unpaid principal amount of each Revolving USD Tranche Loan made to any Bor- rower on the Revolving Credit Maturity Date in Dollars, and (iv) to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of the Revolving Credit Maturity Date and the 14th day following the incurrence thereof; provided that, if the 14th day is not a Business Day, such Swingline Loan shall be repaid on the next Business Day; provided further that on each date that a Revolving Mul- ticurrency Tranche 1 Loan is made, the Borrowers shall repay all Swingline Loans then outstanding. (b) The Term A Borrower hereby unconditionally promises to pay to the Pro Rata Adminis- trative Agent, for the account of each Term A Lender, the Term A Loans on each March 31, June 30, September 30 and December 31 of each year (commencing on the last day of the first full Fiscal Quarter ended after the Closing Date), an amount equal to (x) the aggregate principal amount of the Term A Loans originally borrowed hereunder on the Closing Date, multiplied by (y) 0.625%, as such amounts may be reduced pursuant to Section 2.10(b)(v) hereof, with the remainder due and payable on the Term A Loan Maturity Date; provided that if any such date is not a Business Day, such payment shall be due on the next preceding Business Day. (c) The Farm Credit Term Loan Borrower hereby unconditionally promises to pay to the Farm Credit Administrative Agent, for the account of each Farm Credit Term Lender, the Farm Credit Term Loans on each March 31, June 30, September 30 and December 31 of each year (commencing on the last day of the first full Fiscal Quarter ended after the Closing Date), an amount equal to (x) the aggregate principal amount of the Farm Credit Term Loans originally borrowed hereunder on the Closing Date, mul- tiplied by (y) 0.25%, as such amounts may be reduced pursuant to Section 2.10(b)(v) hereof, with the re- mainder due and payable on the Farm Credit Term Loan Maturity Date; provided that if any such date is not a Business Day, such payment shall be due on the next preceding Business Day. (d) The applicable Borrower(s) shall repay any Extended Term Loans and any Refinancing Term Loans on the dates and in the amounts specified in the applicable Additional Credit Extension Amend- ment or Refinancing Amendment, as the case may be. (e) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of each Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder. (f) The Pro Rata Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Revolving Multicurrency Tranche 1 Loan, Revolving Multicurrency Tranche 2 Loan, Re- volving USD Tranche Loan, and Term A Loan made hereunder, the Class, currency and Type thereof and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or 94 to become due and payable from each Borrower to each Revolving Multicurrency Tranche 1 Lender, Re- volving Multicurrency Tranche 2 Lender, Revolving USD Tranche Lender and/or Term A Lender hereun- der and (iii) the amount of any sum received by the Pro Rata Administrative Agent hereunder for the ac- count of the Revolving Multicurrency Tranche 1 Lenders, Revolving Multicurrency Tranche 2 Lenders, Revolving USD Tranche Lenders and the Term A Lenders, as applicable, and each Revolving Multicur- rency Tranche 1 Lender’s, Revolving Multicurrency Tranche 2 Lender’s, Revolving USD Tranche Lender’s and Term A Lender’s applicable share thereof. The Farm Credit Administrative Agent shall maintain ac- counts in which it shall record (i) the amount of each Farm Credit Term Loan made hereunder, the Class and Type thereof and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from each Borrower to each Farm Credit Term Lender hereunder and (iii) the amount of any sum received by the Farm Credit Administrative Agent here- under for the account of the Farm Credit Term Lenders and each Farm Credit Term Lender’s share thereof. (g) The entries made in the accounts maintained pursuant to paragraph (e) or (f) of this Sec- tion 2.09 shall be prima facie evidence of the existence and amounts of the obligations recorded therein absent manifest error; provided that the failure of any Lender or the Applicable Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the applicable Borrowers to repay the Loans in accordance with the terms of this Agreement. (h) Any Lender may request that Loans made by it be evidenced by promissory notes. In such event, the applicable Borrowers shall prepare, execute and deliver to such Lender promissory notes payable to such Lender and its registered assigns substantially in the form of Exhibit B or Exhibit C hereto, as applicable. Thereafter, the Loans evidenced by such promissory notes and interest thereon shall at all times (including after assignment pursuant to Section 9.04 of this Agreement) be represented by one or more promissory notes in such form payable to the payee named therein and its registered assigns. SECTION 2.10. Prepayment of Loans. (a) Optional Prepayments. (i) The Borrowers shall have the right at any time and from time to time to prepay any Borrowing of any Class in whole or in part, without premium or penalty, subject to prior notice in accordance with paragraph (a)(ii) of this Section; provided, however, that (x) no prepay- ments of any Extended Term Loans of any series shall be permitted pursuant to this Section 2.10(a) so long as any Term Loans of any Existing Term Loan Class from which such Extended Term Loans were con- verted remain outstanding unless such prepayment is accompanied by a pro rata (or greater proportionate) prepayment of Term Loans of such Existing Term Loan Class, and (y) during the continuance of any Event of Default, (1) each prepayment of Term Loans pursuant to this Section 2.10(a) shall be applied pro rata to each outstanding Class of Term Loans, and (2) each prepayment of Revolving Loans of any currency pur- suant to this Section 2.10(a) shall be applied pro rata to each outstanding Class of Revolving Loans denom- inated in the same currency; provided, further, that unless all outstanding amounts under a Revolving Fa- cility are being repaid and the commitments thereunder are being terminated, (x) any prepayment of any SONIA Loan prior to the end of the applicable Interest Period shall require five Business Days’ prior written notice to the Administrative Agent and (y) the Borrowers shall not be permitted to make more than three prepayments of SONIA Loans prior to the end of the applicable Interest Period in any twelve-month period. (ii) The applicable Borrower shall notify the applicable Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by telephone (confirmed by telecopy or trans- mission by electronic communication in accordance with Section 9.01(b)) of any prepayment hereunder (i) in the case of prepayment of a Eurocurrency Borrowing, not later than 2:00 p.m., New York City time, three (3) Business Days before the date of prepayment (or five (5) Business Days, in the case of prepayment of Loans denominated in Special Notice Currencies), (ii) in the case of prepayment of an RFR Borrowing, not later than 2:00 p.m., New York City time, three (3) RFR Business Days before the date of prepayment, 95 (iii) in the case of prepayment of a Base Rate Borrowing, not later than 2:00 p.m., New York City time, on the date of prepayment or (iii) in the case of prepayment of a Swingline Loan, not later than 2:00 p.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the Class or Classes of Loans to be repaid and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a condi- tional notice of termination of Commitments as contemplated by Section 2.08, then such notice of prepay- ment may be revoked if such refinancing or transaction is not consummated on the date such prepayment would have otherwise been required. Promptly following receipt of any such notice relating to a Borrowing, the applicable Administrative Agent shall advise the Applicable Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an ad- vance of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of Term Loans pursuant to this Section 2.10(a) shall be applied to repayments thereof required pursuant to Sections 2.09(b) and 2.09(c) in the order selected by the Company (or, absent such direction, in direct order of maturity). Each prepayment of a Borrowing shall be applied ratably to the Loans included in the notice of prepayment. Prepayments pursuant to this Section 2.10(a) shall be accompanied by accrued interest to the extent required by Section 2.12 and shall be subject to Section 2.15. (b) Mandatory Prepayments. (i) (A) If, following the Closing Date, the Company or any Restricted Subsidiary receives any Net Cash Proceeds from any Asset Sale or Casualty Event, the Company shall apply an amount equal to 100% of such Net Cash Proceeds (net of Taxes, if any, incurred in connection with the distribution(s) of such Net Cash Proceeds to the Company or other relevant Loan Party, as applicable) to prepay Term Loans in accordance with Section 2.10(b)(v) on or prior to the date which is ten (10) Business Days after the date of the receipt of such Net Cash Proceeds; provided that (x) no such prepayment shall be required pursuant to this Section 2.10(b)(i)(A) (x) with respect to such Net Cash Proceeds that the Company or any Restricted Subsidiary shall reinvest in accordance with Section 2.10(b)(i)(B) and (y) no mandatory prepayment shall be required pursuant to this Section 2.10(b)(i)(A) with respect to any Fiscal Year to the extent all such prepayments in such Fiscal Year would not exceed $25,000,000. (B) With respect to any Net Cash Proceeds received by the Company or any Restricted Sub- sidiary with respect to any Asset Sale or Casualty Event, at the option of the Company, the Company or any Restricted Subsidiary may reinvest an amount equal to all or any portion of such Net Cash Proceeds in assets useful for the Company’s or a Restricted Subsidiary’s business within (x) twelve (12) months fol- lowing receipt of such Net Cash Proceeds or (y) if the Company or a Restricted Subsidiary enters into a legally binding commitment to reinvest an amount equal to all or any portion of such Net Cash Proceeds within twelve (12) months following receipt thereof, within six (6) months following the last day of such twelve month period; provided that an amount equal to all or any portion of any such Net Cash Proceeds that are not so reinvested within the applicable time period set forth above shall be applied as set forth in Section 2.10(b)(i)(A) within five (5) Business Days after the end of the applicable time period set forth above. (ii) If the Company or any Restricted Subsidiary incurs or issues any Refinancing Indebtedness or any Indebtedness prohibited pursuant to Section 6.01 (without prejudice to the restrictions therein), the Company shall apply an amount equal to 100% of such Net Cash Proceeds received by the Company or any Restricted Subsidiary therefrom (net of Taxes, if any, incurred in connection with the distribution(s) of such Net Cash Proceeds to the Company or other relevant Restricted Subsidiary, as applicable) to prepay Term Loans in accordance with Section 2.10(b)(v) on or prior to the date which is five (5) Business Days after the receipt of such Net Cash Proceeds. (iii) [Reserved]

96 (iv) The Company shall use commercially reasonable efforts to notify the Applicable Admin- istrative Agent in writing of any mandatory prepayment of Term Loans required to be made pursuant to clauses (i) and (ii) of this Section 2.10(b) at least three (3) Business Days prior to the date of such prepay- ment. Each such notice shall specify the anticipated date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment. The Applicable Administrative Agent will promptly notify each applicable Term Lender of the contents of the Company’s prepayment notice and of such Term Lender’s pro rata share of the prepayment. (v) Each prepayment of Term Loans pursuant to this Section 2.10(b) shall be applied pro rata to each Class of Term Loans on a pro rata basis to the Term Loans of the Lenders with such Class of Term Loans (except to the extent any Incremental Term Loans, Refinancing Term Loans or Extended Term Loans are specified to receive a lesser percentage of such prepayment) and shall be further applied to such Class of Term Loans in direct order of maturity to repayments thereof required pursuant to Sections 2.09(b) and 2.09(c); provided that the amount thereof shall be applied first to Base Rate Loans to the full extent thereof before application to Term SOFR Loans or Daily Compounded SOFR Loans, in each case in a manner that minimizes the amount payable by the Borrowers in respect of such prepayment pursuant to Section 2.15. (vi) Any prepayment of Term Loans pursuant to this Section 2.10(b) shall be accompanied by accrued interest to the extent required by Section 2.12 and shall be subject to Section 2.15. (vii) Each Term Lender may elect, by notice to the Applicable Administrative Agent at or prior to the time and in the manner specified by the Applicable Administrative Agent, prior to any pre- payment of Term Loans required to be made pursuant to this Section 2.10(b) (other than Section 2.10(b)(ii)), to decline all (or any portion) of its Applicable Percentage of such prepayment (such declined amounts, the “Declined Proceeds”) and the remaining amount thereof may be retained by the Company or any Restricted Subsidiary and shall be added to the calculation of the Available Amount; provided, that, for the avoidance of doubt, no Lender may reject any prepayment made under Section 2.10(b)(ii) above to the extent consti- tuting Refinancing Indebtedness. If a Term Lender fails to deliver a notice of election declining receipt of its Applicable Percentage of such mandatory prepayment to the Applicable Administrative Agent within the time frame specified above, any such failure will be deemed to constitute an acceptance of such Lender’s Applicable Percentage of the total amount of such mandatory prepayment of Term Loans. (viii) Notwithstanding anything to the contrary in this Agreement or any other Loan Document, all prepayments otherwise required under this Section 2.12(b) attributable to any Subsidiary are subject to permissibility under local Law (e.g., financial assistance, corporate benefit, restrictions on up-streaming of cash intra-group and the fiduciary and statutory duties of the directors of the relevant subsidiaries) and shall not be required to be paid until such time as such Subsidiary may upstream or transfer such amount to prepay the Term Loans. Further, if the Company or any of its Restricted Subsidiaries would incur a material tax liability, if all or a portion of the funds required to make a mandatory prepayment attributable to the Net Cash Proceeds of a Non-U.S. Subsidiary were up-streamed or transferred as a distribution or dividend by such Subsidiary (a “Restricted Amount”), the amount of the Term Loans that will be required to be man- datorily prepaid shall be reduced by the Restricted Amount until such time as it may upstream or transfer such Restricted Amount without incurring such tax liability. The Company shall use, and shall cause its Restricted Subsidiaries to use, from time to time, commercially reasonable efforts to minimize or eliminate the amount of mandatory prepayments that are or would be restricted by this clause (viii). (ix) Notwithstanding anything to the contrary contained herein, if at the time any prepayment required pursuant to this Section 2.10(b) would be required, the Company (or any Restricted Subsidiary) is also required to prepay, repurchase or offer to prepay or repurchase any Indebtedness that is secured on a pari passu basis (without regard to the control of remedies) with any Obligation pursuant to the terms of 97 the documentation governing such Indebtedness (such Indebtedness required to be so prepaid or repur- chased or offered to be so prepaid or repurchased, “Other Applicable Indebtedness”), then the Company or any Restricted Subsidiary may apply such portion of the amount so required to be prepaid pursuant to this Section 2.10(b) on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Term Loans and the relevant Other Applicable Indebtedness (or accreted amount if such Other Ap- plicable Indebtedness is issued with original issue discount) at such time) to the prepayment of the Term Loans and to the prepayment of the relevant Other Applicable Indebtedness, and the amount of prepayment of the Term Loans that would have otherwise been required pursuant to this Section 2.10(b) shall be reduced accordingly; it being understood that (1) the portion of such prepayment allocated to the Other Applicable Indebtedness shall not exceed the portion of such prepayment required to be allocated to the Other Appli- cable Indebtedness pursuant to the terms thereof, and the remaining amount, if any, of such prepayment shall be allocated to the Term Loans in accordance with the terms hereof and (2) to the extent the holders of the Other Applicable Indebtedness decline to have such Indebtedness prepaid or repurchased, the de- clined amount shall promptly (and in any event within ten Business Days after the date of such rejection) be applied to prepay the Term Loans in accordance with the terms hereof. SECTION 2.11. Fees. (a) The Borrowers, jointly and severally, agree to pay to (i) the Pro Rata Administrative Agent for the account of each Revolving Multicurrency Tranche 1 Lender (other than any Defaulting Lender) a commitment fee in Dollars, which shall accrue at the Applicable Rate on the daily amount of the Available Revolving Commitment of such Revolving Multicurrency Tranche 1 Lender with respect to such Class, (ii) the Pro Rata Administrative Agent for the account of each Revolving Multicurrency Tranche 2 Lender (other than any Defaulting Lender) a commitment fee in Dollars, which shall accrue at the Applicable Rate on the daily amount of the Available Revolving Commitment of such Revolving Multicurrency Tranche 2 Lender with respect to such Class, and (iii) the Pro Rata Administrative Agent for the account of each Revolving USD Tranche Lender (other than any Defaulting Lender) a commitment fee in Dollars, which shall accrue at the Applicable Rate on the daily amount of the Available Revolving Commitment of such Revolving USD Tranche Lender with respect to such Class (collectively, the “Commitment Fee”); provided that any Commitment Fee with respect to any Extended Revolving Commitments or any Refinancing Re- volving Commitments shall be as set forth in the applicable Additional Credit Extension Amendment or Refinancing Amendment, as applicable. Accrued Commitment Fees shall be payable in arrears on the last Business Day of March, June, September and December of each year and on the date on which the Revolv- ing Commitments terminate, commencing on the last Business Day of the first full Fiscal Quarter ending after the Closing Date. All Commitments Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). (b) The Borrowers agree to pay (i) to the Pro Rata Administrative Agent for the account of each Revolving Multicurrency Tranche 1 Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate appli- cable to Term SOFR Revolving Loans on the average daily Outstanding Amount of such Lender’s L/C Exposure (excluding any portion thereof attributable to unreimbursed L/C Disbursements) in respect of each Letter of Credit during the period from and including the Closing Date to but excluding the later of the date on which such Lender’s Revolving Multicurrency Tranche 1 Commitment terminates and the date on which such Lender ceases to have any L/C Exposure and (ii) to each Issuing Bank a fronting fee, which shall accrue at the rate of 0.125% per annum on the average daily Outstanding Amount of the L/C Exposure (excluding any portion thereof attributable to unreimbursed L/C Disbursements) attributable to Letters of Credit issued by such Issuing Bank (or, in the case of a Letter of Credit issued for the account of a Restricted Subsidiary that is not a Borrower, the Company agrees to pay such fee) during the period from and including the Closing Date to but excluding the later of the date of termination of the Revolving Multicurrency Tranche 1 Commitments and the date on which there ceases to be any L/C Exposure, as well as such Issuing 98 Bank’s standard fees and commissions with respect to the issuance, amendment, cancellation, negotiation, transfer, presentment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Unless otherwise specified above, participation fees and fronting fees accrued through and including the last Business Day of March, June, September and December of each year shall be payable on the second Business Day following such last day, commencing on the first such date to occur after the Closing Date; provided that all such fees shall be payable on the date on which the Revolving Multicurrency Tranche 1 Commitments and any such fees accruing after the date on which the Revolving Multicurrency Tranche 1 Commitments terminate shall be payable on demand. Any other fees payable to an Issuing Bank pursuant to this paragraph shall be payable within thirty (30) days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). (c) The Borrowers agree to pay to each Administrative Agent, for its own account, the admin- istrative agency fees with respect to this Agreement separately agreed upon between the Company and the Applicable Administrative Agents pursuant to the Fee Letter (which fee for any Administrative Agent may be amended from time to time with only the consent of such Administrative Agent and the Company). (d) All fees payable hereunder shall be paid on the dates due, in Dollars and immediately avail- able funds, to the applicable Administrative Agent (or to the relevant Issuing Bank, in the case of fees payable to it) for distribution, in the case of Commitment Fees and participation fees, to the Applicable Lenders. Fees paid hereunder shall not be refundable under any circumstances. SECTION 2.12. Interest. (a) The Loans comprising each Base Rate Borrowing (including each Swingline Loan) shall bear interest at the Base Rate in effect from time to time plus the Applicable Rate. (b) The Loans comprising each Eurocurrency Borrowing shall bear interest at the Adjusted Eurocurrency Rate, in the case of Revolving Loans, in each case, for the Interest Period in effect for such Borrowing plus the Applicable Rate. The Loans comprising each Term SOFR Borrowing shall bear interest at Term SOFR, in the case of Farm Credit Term Loans, Revolving Multicurrency Tranche 1 Loans, Re- volving Multicurrency Tranche 2 Loans, Revolving USD Tranche Loans and Term A Loans, in each case, for the Interest Period in effect for such Borrowing plus the Applicable Rate. The Loans comprising each Daily Compounded SOFR Borrowing shall bear interest at Daily Compounded SOFR plus the Applicable Rate. (c) The Loans comprising each Daily Simple SONIA Borrowing shall bear interest at Daily Simple SONIA for the Interest Period in effect for such Borrowing plus the Applicable Rate. (d) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrowers hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise appli- cable to such Loan as provided in the preceding paragraphs of this Section 2.12 or (ii) in the case of any other amount, 2% plus the rate applicable to Base Rate Loans that are Revolving Loans as provided in paragraph (a) of this Section 2.12 (the “Default Rate”). (e) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of any Class of Revolving Loans, upon termination of the Revolving Com- mitments of such Class; provided that (i) interest accrued pursuant to paragraph (d) of this Section 2.12 shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a 99 prepayment of a Base Rate Revolving Loan prior to the end of the Availability Period or a Swingline Loan), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurocurrency Loan or a Term SOFR Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion. (f) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest (i) computed by reference to the Base Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and (ii) for Borrowings denominated in Sterling or Canadian Dollars shall be computed on the basis of a year of 365 days, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Base Rate, Eurocurrency Rate, Adjusted Eurocurrency Rate, Daily Simple SONIA, Term SOFR, Term SOFR or Daily Compounded SOFR shall be determined by the Applicable Administrative Agent in accordance with the provisions of this Agreement, and such determination shall be conclusive absent manifest error. (g) In connection with the use or administration of any Benchmark, the Applicable Adminis- trative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Con- forming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Applicable Administrative Agent will reasonably promptly notify the Borrower and the applicable Lenders of the effectiveness of any Conforming Changes in con- nection with the use or administration of any Benchmark. SECTION 2.13. Alternate Rate of Interest; Illegality; Benchmark Replacement. (a) Alternate Rate of Interest: If prior to the commencement of any Interest Period for a Eu- rocurrency Borrowing or RFR Borrowing: (i) the Applicable Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining Term SOFR, Daily Compounded SOFR, the Adjusted Eurocurrency Rate, or Daily Simple SONIA, as applicable, for such Interest Period for any relevant currency; or (ii) the Applicable Administrative Agent is advised by the Required Pro Rata Lenders (disregarding any Loans and Commitments not available in the applicable currency) or Required Farm Credit Term Lenders, as applicable, that Term SOFR, Daily Compounded SOFR or the Ad- justed Eurocurrency Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period for any relevant currency; then the Applicable Administrative Agent shall give notice thereof to the Company and the Applicable Lenders by telephone or telecopy or transmission by electronic communication in accordance with Sec- tion 9.01 as promptly as practicable thereafter and, until the Applicable Administrative Agent notifies the Company and the Applicable Lenders that the circumstances giving rise to such notice no longer exist, (i) in the case of any such notice given by the Pro Rata Administrative Agent, any Interest Election Request that requests the conversion of any Borrowing of Revolving Multicurrency Tranche 1 Loans, Revolving Multicurrency Tranche 2 Loans, Revolving USD Tranche Loans or Term A Loans in the affected currency and Interest Period to, or continuation of any such Borrowing as, a Eurocurrency Borrowing or RFR Bor- rowing in such currency and such Interest Period shall be ineffective, (ii) if any Borrowing Request for Revolving Multicurrency Tranche 1 Loans, Revolving Multicurrency Tranche 2 Loans, Revolving USD Tranche Loans or Term A Loans in such affected currency and such affected Interest Period requests a

100 Eurocurrency Borrowing or RFR Borrowing, such Borrowing shall be made as a Base Rate Borrowing in Dollars; provided that if such circumstances only affect one Class or Type of Revolving Multicurrency Tranche 1 Loans, Revolving Multicurrency Tranche 2 Loans, Revolving USD Tranche Loans or Term A Loans or currency or Interest Period, then the foregoing will only be applicable to the affected Class or Type of Borrowing or currency or Interest Period and (iii) if any Borrowing Request for Farm Credit Term Loans with such affected Interest Period requests a Term SOFR Borrowing, such Borrowing shall be made as a Base Rate Borrowing. (b) Illegality. If any Lender determines that any applicable law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain, or fund Eurocurrency Loans or RFR Loans, as applicable, or to determine or charge interest rates based upon the Adjusted Eurocurrency Rate, the EURIBOR Rate, CORRA, the Term CORRA Reference Rate, the STIBOR Rate, Daily Simple SONIA, SONIA, Term SOFR, the Term SOFR Reference Rate, SOFR or Daily Compounded SOFR, as applicable, or any Governmental Authority has imposed ma- terial restrictions on the authority of such Lender to purchase or sell, or to take deposits of, the relevant currency in the relevant interbank market, then, on notice thereof by such Lender to the applicable Borrow- ers through the Applicable Administrative Agent, any obligation of such Lender to make or continue Euro- currency Loans or RFR Loans, as applicable, or to convert Base Rate Loans to Eurocurrency Loans, Term SOFR Loans or Daily Compounded SOFR Loans shall be suspended until such Lender notifies the Appli- cable Administrative Agent and the applicable Borrowers that the circumstances giving rise to such deter- mination no longer exist; provided that if such circumstances only affect one Class or Type of Borrowing or currency or Interest Period, then the foregoing will only be applicable to the affected Class or Type of Borrowing or currency or Interest Period. Upon receipt of such notice, the applicable Borrowers shall, upon demand from such Lender (with a copy to the applicable Administrative Agent), prepay or, if appli- cable, convert all Eurocurrency Loans, Daily Simple SONIA Loans, Term SOFR Loans and/or Daily Com- pounded SOFR Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Loans or Term SOFR Loans to such day, or immediately, in the case of Daily Simple SONIA Loans or Daily Compounded SOFR Loans or if such Lender may not lawfully continue to maintain such Eurocurrency Loans or Term SOFR Loans. Upon any such prepayment or conversion, the applicable Borrower shall also pay accrued interest on the amount so prepaid or converted. (c) Benchmark Replacement Setting. (i) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Re- placement Date have occurred for a currency prior to any setting of any Benchmark for such currency, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Bench- mark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is deter- mined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Revolving Lenders (and, in the case of the Benchmark for Dollars, the Term A Lenders and Farm Credit Term Lenders) without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Applicable Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Revolving Lenders comprising the Required Revolving Multicurrency Tranche 1 Lenders or Required Revolving Multicurrency Tranche 2 101 Lenders (or, if such Benchmark is for Dollars, the Required Pro Rata Lenders or Required Farm Credit Term Lenders, as applicable). If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a quarterly basis. (ii) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Applicable Administra- tive Agent will have the right to make Conforming Changes from time to time and, notwithstanding any- thing to the contrary herein or in any other Loan Document, any amendments implementing such Conform- ing Changes will become effective without any further action or consent of any other party to this Agree- ment or any other Loan Document. (iii) Notices; Standards for Decisions and Determinations. The Applicable Ad- ministrative Agent will promptly notify the Company and the Revolving Lenders (and, in the case of the Benchmark for Dollars, the Term A Lenders and Farm Credit Term Lenders) of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Applicable Adminis- trative Agent will notify the Company of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.13(c)(iv) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Applicable Administrative Agent, the Company or, if applicable, any Revolving Multicurrency Tranche 1 Lender, Revolving Multicurrency Tranche 2 Lender, Revolving USD Tranche Lender, Term A Lender and/or Farm Credit Term Lender (or group of Revolving Multicurrency Tranche 1 Lenders, Revolving Multicurrency Tranche 2 Lenders, Revolving USD Tranche Lenders, Term A Lenders and/or Farm Credit Term Lenders, as applicable) pursuant to this Section 2.13(c), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non- occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.13(c). (iv) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementa- tion of a Benchmark Replacement), (i) if any then-current Benchmark is a term rate (including the Term SOFR Reference Rate, the Term CORRA Reference Rate or EURIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Applicable Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of in- formation announcing that any tenor for such Benchmark is not or will not be representative, then the Ap- plicable Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representa- tive tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently dis- played on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Applicable Administrative Agent may modify the defini- tion of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor. (v) Benchmark Unavailability Period. Upon the Company’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a given Benchmark, (i) the Company may revoke any pending request for an RFR Borrowing of, conversion to or continuation of RFR Loans, or a Eurocurrency Borrowing of, conversion to or continuation of Eurocurrency Loans, in each case, to be made, converted or continued during any Benchmark Unavailability Period denominated in the appli- cable currency and, failing that, (A) in the case of any request for any affected Term SOFR Borrowing or Daily Compounded SOFR Borrowing, if applicable, the Company will be deemed to have converted any 102 such request into a request for a Base Rate Borrowing or conversion to Base Rate Loans in the amount specified therein and (B) in the case of any request for any affected RFR Borrowing or Eurocurrency Bor- rowing, in each case, in an Alternative Currency, if applicable, then such request shall be ineffective and (ii)(A) any outstanding affected Term SOFR Loans, if applicable, will be deemed to have been converted into Base Rate Loans at the end of the applicable Interest Period and (B) any outstanding affected RFR Loans or Eurocurrency Loans, in each case, denominated in an Alternative Currency, at the Company’s election, shall either (I) be converted into Base Rate Loans denominated in Dollars (in an amount equal to the Dollar Equivalent of such Alternative Currency) immediately or, in the case of Eurocurrency Loans, at the end of the applicable Interest Period or (II) be prepaid in full immediately or, in the case of Eurocurrency Loans, at the end of the applicable Interest Period; provided that, with respect to any SONIA Loan, if no election is made by the Company by the date that is three Business Days after receipt by the Company of such notice, the Company shall be deemed to have elected clause (I) above; provided, further, that, with respect to any Eurocurrency Loan, if no election is made by the Company by the earlier of (x) the date that is three Business Days after receipt by the Company of such notice and (y) the last day of the current Interest Period for the applicable Eurocurrency Loan, the Company shall be deemed to have elected clause (I) above. Upon any such prepayment or conversion, the Company shall also pay accrued interest (except with respect to any prepayment or conversion of a Daily Simple SONIA Loan) on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 2.15. During a Benchmark Unavailabil- ity Period with respect to any Benchmark or at any time that a tenor for any then-current Benchmark is not an Available Tenor, the component of Base Rate based upon the then-current Benchmark that is the subject of such Benchmark Unavailability Period or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate. (d) Notices. For purposes of any notices or other communications from any Administrative Agent to any Lender contemplated by this Section 2.13, such notices or other communications shall be satisfied by posting such notice or other communication to the applicable Platform. SECTION 2.14. Increased Costs. (a) If any Change in Law shall: (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender or any Issuing Bank; (ii) subject a Lender or Issuing Bank or any Lending Office of such Lender or such Lender’s or Issuing Bank’s holding company to any additional Tax (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (j) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, in each case, with respect to any Loan Document; or (iii) impose on any Lender or any Issuing Bank or, with respect to Eurocurrency Loans, the applicable offshore interbank market, any other condition, cost or expense (other than Taxes) affecting this Agreement or Eurocurrency Loans or RFR Loans made by such Lender or any Letter of Credit or participation therein; and the result of any of the foregoing shall be to increase the cost to such Lender of making, converting to, continuing or maintaining any Eurocurrency Loan or RFR Loan or of maintaining its obligation to make any such Loan (including, without limitation, pursuant to any conversion of any Borrowing denominated in any currency into a Borrowing denominated in any other currency) or to increase the cost to such Lender or such Issuing Bank or such Lender’s or Issuing Bank’s holding company of participating in, issuing or 103 maintaining any Letter of Credit (including, without limitation, pursuant to any conversion of any Borrow- ing denominated in any currency into a Borrowing denominated in any other currency) or to reduce the amount of any sum received or receivable by such Lender or such Issuing Bank hereunder, whether of principal, interest or otherwise (including, without limitation, pursuant to any conversion of any Borrowing denominated in any currency into a Borrowing denominated in any other currency), in each case by an amount deemed by such Lender or such Issuing Bank to be material in the context of its making of, and participation in, extensions of credit under this Agreement, then, upon the request of such Lender or such Issuing Bank, the applicable Borrowers will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or Issuing Bank’s holding company, as the case may be, for such additional costs incurred or reduction suffered to the extent such Lender or Issuing Bank certifies that it is seeking such compensation from sim- ilarly situated borrowers under comparable syndicated credit facilities similar to the facilities under this Agreement. (b) If any Lender or any Issuing Bank determines in good faith that any Change in Law re- garding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy), then from time to time, upon the request of such Lender or such Issuing Bank, the applicable Borrowers will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered, to the extent such Lender or Issuing Bank certifies that it is seeking such compensation from similarly situated borrowers under comparable syndicated credit fa- cilities similar to the facilities under this Agreement. (c) A certificate of a Lender or an Issuing Bank setting forth in reasonable detail the amount or amounts necessary to compensate such Lender or such Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section 2.14 shall be delivered to the Borrowers and shall be conclusive absent manifest error. The Borrowers shall pay such Lender or such Issuing Bank, as the case may be, the amount shown as due on any such certificate within thirty (30) days (or such later date as may be agreed by the applicable Lender) after receipt thereof. (d) Failure or delay on the part of any Lender or any Issuing Bank to demand compensation pursuant to this Section 2.14 shall not constitute a waiver of such Lender’s or such Issuing Bank’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or such Issuing Bank, as the case may be, notifies the Company of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or such Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof. SECTION 2.15. Break Funding Payments. In the event of (a) the payment of any principal of any Eurocurrency Loan or RFR Loan other than on the last day of the Interest Period applicable thereto (includ- ing as a result of an Event of Default or as a result of any prepayment pursuant to Section 2.10), (b) the conversion of any Eurocurrency Loan or RFR Loan other than on the last day of the Interest Period appli- cable thereto, (c) the failure to borrow, convert, continue or prepay any Eurocurrency Loan or RFR Loan

104 on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.10 and is revoked in accordance therewith) or (d) the assignment of any Eurocur- rency Loan or RFR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Company pursuant to Section 2.18, then, in any such event, the applicable Borrowers shall compensate each Lender for the loss, cost and expense (excluding loss of anticipated profit) attributable to such event. Such loss, cost or expense to any Lender may be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Eurocurrency Rate, Term SOFR, Daily Com- pounded SOFR or Daily Simple SONIA, as applicable, that would have been applicable to such Loan (and excluding any Applicable Rate), for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in the relevant currency of a comparable amount and period from other banks in the applicable offshore interbank market. A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Company and shall be conclusive absent manifest error. The applicable Borrowers shall pay such Lender the amount shown as due on any such certificate within thirty (30) days (or such later date as may be agreed by the applicable Lender) after receipt thereof. SECTION 2.16. Taxes. (a) All payments by or on account of any obligation of any Loan Party under any Loan Docu- ment shall be made free and clear of and without deduction for any Taxes unless required by applicable Laws. If any applicable withholding agent shall be required to deduct any Taxes with respect to any such payments (as determined in the good faith discretion of such withholding agent), then (i) if such Taxes are Indemnified Taxes, the sum payable by the applicable Loan Party shall be increased as necessary so that after all required deductions have been made (including deductions applicable to additional sums payable under this Section 2.16) the applicable Lender (or where an Administrative Agent receives the payment for its own account, such Administrative Agent) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable withholding agent shall make such deductions and (iii) the applicable withholding agent shall pay the full amount deducted to the relevant Governmental Au- thority in accordance with applicable law. (b) In addition, the applicable Borrowers shall pay any Other Taxes to the relevant Govern- mental Authority in accordance with applicable law, or at the option of the Applicable Administrative Agent timely reimburse it for the payment of any Other Taxes. (c) The applicable Borrowers shall indemnify each Administrative Agent and each Lender, within thirty (30) days after written demand therefor, for the full amount of any Indemnified Taxes paid or payable by such Administrative Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of any Loan Party under any Loan Document (including any Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.16), and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Company by a Lender or by an Administrative Agent on its own behalf or on behalf of a Lender shall be conclusive absent manifest error. (d) As soon as practicable after any payment of any Taxes by any Loan Party to a Governmen- tal Authority pursuant to this Section 2.16, such Loan Party shall deliver to the applicable Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such 105 payment, a copy of the return reporting such payment or other evidence of such payment reasonably satis- factory to such Administrative Agent. (e) Any Lender that is legally entitled to an exemption from or reduction of withholding tax with respect to any payments under this Agreement shall deliver to the Company and to the applicable Administrative Agent, at the time or times reasonably requested by the Company or the applicable Admin- istrative Agent, such properly completed and executed documentation prescribed by applicable law or rea- sonably requested by the Company or the applicable Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Company or an Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Company or an Administrative Agent as will enable a Borrower or applicable Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each such Lender shall, whenever a lapse in time or change in circumstances renders any such documentation (including any specific documentation referred to in Section 2.16(f)) obsolete, expired or inaccurate in any respect, deliver promptly to the Company and the applicable Administrative Agent updated or other appropriate documentation (including any new doc- umentation reasonably requested by the Company or the Administrative Agent) or promptly notify the Company and the applicable Administrative Agent of its legal ineligibility to do so. (f) Without limiting the generality of the foregoing, (i) (x) each Lender that is a U.S. Person shall, to the extent it is legally eligible to do so, on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Company or the Administrative Agent), deliver to the Company and the applicable Administrative Agent two (2) duly completed original copies of United States Internal Revenue Service Form W-9 (or substitute or successor form), cer- tifying that such Lender is exempt from United States federal backup withholding and (y) with respect to any Loan made to an Irish Borrower, each Lender shall, upon reasonable written request from an Irish Borrower, provide such information as is necessary to enable such Irish Borrower to comply with the provisions of Sections 891A, 891E, 891F and 891G TCA (and any regulations made thereunder); (ii) [reserved]; (iii) with respect to any Loan made to a U.S. Borrower, any Foreign Lender shall, to the extent it is legally eligible do so, deliver to the Company and the Applicable Administrative Agent on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Company or the Applicable Administrative Agent, but only if such Foreign Lender is legally eligible to do so), two of whichever of the follow- ing is applicable: (A) duly completed original copies of Internal Revenue Service Form W-8BEN or W- 8BEN-E (or any successor forms) claiming eligibility for benefits of an income tax treaty to which the United States of America is a party, (B) duly completed original copies of Internal Revenue Service Form W-8ECI (or any successor forms), (C) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) or Section 871(h) of the Code, (x) a certificate, in substantially the form of Exhibit J-1 to the effect that such Foreign Lender is not (A) a “bank” within the meaning 106 of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the applicable U.S. Bor- rower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corpo- ration” described in Section 881(c)(3)(C) of the Code, and that no payments under any Loan Doc- uments are effectively connected with such Foreign Lender’s conduct of a U.S. trade or business (a “United States Tax Compliance Certificate”) and (y) duly completed original copies of Internal Revenue Service Form W-8BEN or W-8BEN-E (or any successor forms), or (D) to the extent a Foreign Lender is not the beneficial owner (for example, where the Foreign Lender is a partnership or a participating Lender), duly completed original copies of Inter- nal Revenue Service Form W-8IMY (or any successor forms) of the Foreign Lender, accompanied by a Form W-8ECI, W-8BEN, W-8BEN-E, United States Tax Compliance Certificate substantially in the form of Exhibit J-2 or Exhibit J-3, Internal Revenue Service Form W-9, and/or any other required information (or any successor forms) from each beneficial owner, as applicable (provided that, if the Foreign Lender is a partnership (and not a participating Lender) and one or more direct or indirect partners are claiming the portfolio interest exemption, such Foreign Lender may provide a United States Tax Compliance Certificate substantially in the form of Exhibit J-4 on behalf of such partners); (iv) any Foreign Lender shall, to the extent it is legally eligible to do so, deliver to the Company and the Applicable Administrative Agent on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reason- able request of the Company or the Applicable Administrative Agent), any other form prescribed by applicable requirements of Law as a basis for claiming exemption from or a reduction in U.S. federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable requirements of Law to permit the Company and the applicable Ad- ministrative Agent to determine the withholding or deduction required to be made; (v) in the case of any Lender making a Loan to a Borrower that is not a U.S. Borrower and that has not already provided documentation to the Company or the Applicable Administrative Agent pursuant to Section 2.16(f)(iii) or (iv), any Foreign Lender shall deliver to the Company and the Applicable Administrative Agent on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Company or the Applicable Administrative Agent), two duly completed original copies of an applicable In- ternal Revenue Service Form W-8 (or any successor forms) certifying that it is not a U.S. Person; (vi) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the appli- cable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Company and the applicable Adminis- trative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Company or the applicable Administrative Agent such documentation prescribed by appli- cable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Company or the applicable Administrative Agent as may be necessary for the Company, any U.S. Borrower and the applicable Administrative Agent to comply with their obligations under FATCA, to determine whether such Lender has complied with such Lender’s obligations under FATCA and to determine whether any amount is required to be deducted and withheld from such payment. Solely for purposes of this paragraph, “FATCA” shall include any amendments made to FATCA after the date of this Agreement. 107 (g) Each Lender hereby authorizes each Administrative Agent to deliver to the Loan Parties and to any respective successor Administrative Agent any documentation provided by such Lender to such Administrative Agent pursuant to Section 2.16(e) or (f). (h) Without duplication of Section 2.16(e), the provisions of this Section 2.16(h) shall apply with respect to any UK Tax Deduction. (i) Each Loan Party shall promptly upon becoming aware that it must make a UK Tax Deduction (or that there is any change in the rate or the basis of a UK Tax Deduction) notify the Applicable Administrative Agent accordingly. Similarly, a Lender shall promptly notify the Appli- cable Administrative Agent on becoming so aware in respect of a payment payable to that Lender. If any Administrative Agent receives such notification from a Lender it shall promptly notify the relevant Loan Party. (ii) If a Loan Party is required to make a UK Tax Deduction, that Loan Party shall make that UK Tax Deduction and any payment required in connection with that UK Tax Deduction within the time allowed and in the minimum amount required by law. (iii) Without limiting the generality of Section 2.16(d), within thirty days of making either a UK Tax Deduction or any payment required in connection with that UK Tax Deduction, the Loan Party making that UK Tax Deduction shall deliver to the Applicable Administrative Agent for the Lender entitled to the payment a statement under section 975 of the ITA or other evidence reasonably satisfactory to that Lender that the UK Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority. (iv) (A) Subject to Section 2.16(h)(iv)(B) below, a UK Treaty Lender and each UK Borrower which makes a payment in respect of any Loan to which that UK Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that UK Borrower to obtain authorization to make that payment without a UK Tax Deduction that have been requested by such UK Borrower and (B) a UK Treaty Lender which (i) is a Lender on the date of this Agreement that holds a passport under the HM Revenue & Customs DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdic- tion of tax residence opposite its name in Schedule 2.16(h); and (ii) becomes a party after the date of this Agreement that holds a passport under the HM Revenue & Customs DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme refer- ence number and its jurisdiction of tax residence in the Assignment and Assumption pursuant to which it becomes a party, and, having done so, that Lender shall be under no obligation pursuant to Section 2.16(h)(iv)(A) above. (v) If a Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with Section 2.16(h)(iv)(B) and: (A) the UK Borrower making a payment to that Lender has not made a UK Borrower DTTP Filing in respect of that Lender; or (B) the UK Borrower making a payment to that Lender has made a UK Borrower DTTP Filing in respect of that Lender but (i) that UK Borrower DTTP Filing has been rejected by HM Revenue & Customs, or (ii) HM Revenue & Customs has not given the UK Borrower authority to make payments to that Lender without a UK Tax Deduction within 30 Business Days of the date of the UK Borrower DTTP Filing,

108 and, in each case, the UK Borrower has notified that Lender in writing, that Lender and the UK Borrower shall co-operate in completing any additional procedural formalities necessary for that UK Borrower to obtain authorization to make that payment without a UK Tax Deduction that have been requested by such UK Borrower. (vi) If a Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with Section 2.16(h)(iv)(B), no UK Borrower shall make a UK Borrower DTTP Filing or file any other form relating to the HM Revenue & Customs DT Treaty Passport scheme in respect of that Lender’s participation in any Loan unless the Lender otherwise agrees. (vii) A UK Borrower shall, promptly on making a UK Borrower DTTP Filing, deliver a copy of that filing to the Applicable Administrative Agent for delivery to the relevant Lender. (viii) Each UK Non-Bank Lender (i) which is a Lender on the date of this Agreement gives a UK Tax Confirmation to the relevant Loan Party by entering into this Agreement, and (ii) shall promptly notify the Applicable Administrative Agent if there is any change in the position from that set out in the UK Tax Confirmation. (ix) Each Lender shall indicate (x) in respect of any Lender that is a Party on the date of this Agreement or on the Closing Date, in Schedule 2.16(h); or (y) in respect of any Lender that becomes a party after the date of this Agreement, in the Assignment and Assumption which it executes on becoming a party, and for the benefit of the Applicable Administrative Agent and without liability to any Loan Party, which of the following categories it falls in: (A) not a UK Qualifying Lender; (B) a UK Qualifying Lender (other than a UK Treaty Lender); or (C) a UK Treaty Lender, and if such a Lender fails to indicate its status in accordance with this Section 2.16(h)(ix) then such Lender shall be treated for the purposes of this Section 2.16(h) (including by each Loan Party) as if it is not a UK Qualifying Lender until such time as it notifies the Applicable Administrative Agent which category applies (and the Applicable Administrative Agent, upon receipt of such no- tification, shall inform each UK Borrower). For the avoidance of doubt, an Assignment and As- sumption shall not be invalidated by any failure of a Lender to comply with this Section 2.16(h)(ix). (i) If any Administrative Agent or a Lender determines, in its sole good faith discretion, that it has received a refund of any Taxes as to which it has been indemnified by a Loan Party or with respect to which a Loan Party has paid additional amounts pursuant to this Section 2.16, it shall promptly pay over an amount equal to such refund to such Loan Party (but only to the extent of indemnity payments made, or additional amounts paid, by such Loan Party under this Section 2.16 with respect to the Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses (including any Taxes) of such Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Au- thority with respect to such refund); provided that such Loan Party, upon the request of such Administrative Agent or such Lender, shall repay the amount paid over to such Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Applicable Administrative Agent or such Lender in the event such Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. Such Administrative Agent or such Lender shall, at the Company’s request, pro- vide the Company with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the relevant Governmental Authority (provided that the such Administrative 109 Agent or such Lender may delete any information therein that such Administrative Agent or such Lender deems confidential). This Section 2.16 shall not be construed to require any Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems con- fidential) to the Company or any other Person. (j) Each Lender that is an Irish Qualifying Lender on account of being an Irish Treaty Lender, shall provide a self-certification form in the form prescribed by the Irish Revenue Commissioners certifying that the Irish Treaty Lender is entitled to receive interest under an Irish Treaty free of any deduction from tax, or where the self-certification procedure does not apply, shall co-operate with any Irish Borrower which makes a payment to which that Irish Treaty Lender is entitled in completing any procedural formalities necessary for that Lender to make that payment without any deduction or withholding of any Tax imposed by Ireland. (k) For purposes of this Section 2.16, the term “Lender” shall include any Swingline Lender and any Issuing Bank. SECTION 2.17. Payments Generally; Pro Rata Treatment; Sharing of Setoffs. (a) The Borrowers shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of L/C Disbursements, or of amounts payable under Section 2.14, 2.15 or 2.16, or otherwise) without condition or deduction for any counterclaim, defense, recoupment or setoff prior to 2:00 p.m. New York City time, in the city of the Applicable Administrative Agent’s Office, in each case on the date when due, in immediately available funds. Any amounts received after such time on any date may, in the discretion of the Applicable Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made (i) in the same currency in which the applicable Credit Event was made (or where such currency has been converted to Dollars, in Dollars) and (ii) to the Applicable Administrative Agent at its offices for Dollar denominated Credit Events or, in the case of a Credit Event denominated in an Alternative Currency, the Applicable Administrative Agent’s Office for such currency, except payments to be made directly to an Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sec- tions 2.14, 2.15, 2.16 and 9.03 shall be made directly to the Persons entitled thereto. Each Administrative Agent shall distribute any such payments denominated in the same currency received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment here- under shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be paya- ble for the period of such extension. Notwithstanding the foregoing provisions of this Section 2.17, if, after the making of any Credit Event in any Alternative Currency, currency control or exchange regulations are imposed in the country which issues such currency with the result that the type of currency in which the Credit Event was made (the “Original Currency”) no longer exists or the Borrowers are not able to make payment to the Applicable Administrative Agent for the account of the Applicable Lenders in such Original Currency, then all payments to be made by the Borrowers hereunder in such currency shall instead be made when due in Dollars in an amount equal to the Dollar Equivalent (as of the date of repayment) of such payment due, it being the intention of the parties hereto that the Borrowers take all risks of the imposition of any such currency control or exchange regulations. (b) Subject to the last two paragraphs of Article VII, if at any time insufficient funds are re- ceived by and available to the Applicable Administrative Agent to pay fully all amounts of principal, unre- imbursed L/C Disbursements, interest and fees then due hereunder for the Classes of Commitments and Loans for which such Administrative Agent acts as such, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder of each applicable Class, ratably based on the Dollar Equiv- alent amount thereof among the parties entitled thereto in accordance with the amounts of interest and fees 110 then due to such parties, and (ii) second, towards payment of principal and unreimbursed L/C Disburse- ments then due hereunder of each applicable Class, ratably based on the Dollar Equivalent amount thereof among the parties entitled thereto in accordance with the amounts of principal and unreimbursed L/C Dis- bursements then due to such parties. (c) If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in L/C Disbursements or Swingline Loans or other obligations hereunder resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and participations in L/C Disbursements and Swingline Loans and accrued interest thereon or such other obligations than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participa- tions in the Loans and participations in L/C Disbursements and Swingline Loans or such other obligations of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their re- spective Loans and participations in L/C Disbursements and Swingline Loans and other amounts owing to them; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agree- ment (including the application of funds arising from the existence of a Defaulting Lender) or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in L/C Disbursements and Swingline Loans to any assignee or participant in accordance with Section 9.04. Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation. (d) Unless the Applicable Administrative Agent shall have received notice from the Company prior to the date on which any payment is due to the Applicable Administrative Agent for the account of the relevant Lenders or the relevant Issuing Bank hereunder that the relevant Borrowers will not make such payment, the Applicable Administrative Agent may assume that such Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or such Issuing Bank, as the case may be, the amount due. In such event, if the relevant Borrowers have not in fact made such payment, then each of the applicable Lenders or the relevant Issuing Bank, as the case may be, severally agrees to repay to the Applicable Administrative Agent forthwith on demand the amount so distributed to such Lender or such Issuing Bank, in Same Day Funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to such Administrative Agent, at the greater of the relevant Overnight Rate and a rate determined by such Administrative Agent in accordance with banking industry rules on interbank compensation. (e) If any Lender shall fail to make any payment required to be made by it pursuant to Sec- tion 2.04, 2.05, 2.06, 2.17 or 9.03, then the Applicable Administrative Agent may, in its discretion (not- withstanding any contrary provision hereof), apply any amounts thereafter received by the Applicable Ad- ministrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid. The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and Swingline Loans and to make payments are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payments. 111 SECTION 2.18. Mitigation Obligations; Replacement of Lenders. (a) If any Lender requests compensation under Section 2.14, or if the Borrowers are required to pay any Indemnified Taxes or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the good faith judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.14 or 2.16, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The applicable Borrowers hereby agree to pay all reasonable out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment. Any Lender claiming reimbursement of such costs and expenses shall deliver to the Company a certificate setting forth such costs and expenses in reasonable detail which shall be con- clusive absent manifest error. (b) If any Lender requests compensation under Section 2.14, or if the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16, if any Lender is a Defaulting Lender, then the Company may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, but excluding the consents required by, Section 9.04), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that: (i) the Company shall have paid to the Applicable Administrative Agent the assign- ment fee specified in Section 9.04 (unless otherwise agreed by the Applicable Administrative Agent); (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and L/C Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts un- der Section 2.15) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts); (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to Section 2.16, such assignment will result in a reduction in such compensation or payments thereafter; and (iv) such assignment does not conflict with applicable Laws. A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Company to require such assignment and delegation cease to apply. SECTION 2.19. Expansion Option. (a) The Borrowers may from time to time after the Closing Date (x) elect to increase the Re- volving Multicurrency Tranche 1 Commitments, Revolving Multicurrency Tranche 2 Commitments, Re- volving USD Tranche Commitments, Refinancing Revolving Commitments or any Extended Revolving Commitments (“Increased Commitments”), (y) enter into one or more tranches of term “A” loans (includ- ing, at the option of the Company, additional Term A Loans) (each, an “Incremental Term A Loan”), or (z)

112 enter into one or more tranches of “farm credit term loans” or other types of term loans (including, at the option of the Company, additional Farm Credit Term Loans) (each, an “Incremental Other Term Loan” and, together with the Incremental Term A Loans, an “Incremental Term Loan”), in each case in an aggre- gate principal amount of not less than $20,000,000 (unless the Applicable Administrative Agent agrees to a lesser amount), so long as, immediately after giving effect thereto, the aggregate amount of all such In- creased Commitments and all such Incremental Term Loans (other than Refinancing Incremental Term Loans), when taken together with the aggregate principal amount of Incremental Substitute Indebtedness, does not exceed the sum of (i) the greater of (x) $380,000,000 and (y) 100% of LTM Consolidated EBITDA (measured at the time of incurrence thereof) plus (ii) an amount equal to all voluntary prepayments of Term Loans (including Incremental Term Loans, Extended Term Loans and any Refinancing Term Loans), In- cremental Substitute Indebtedness and permanent reductions of Revolving Multicurrency Tranche 1 Com- mitments, Revolving Multicurrency Tranche 2 Commitments, Revolving USD Tranche Commitments, Ex- tended Revolving Commitments and Refinancing Revolving Commitments (in each case, other than to the extent funded with proceeds of long-term Indebtedness and excluding prepayments of the Revolving Facil- ity except to the extent the commitments thereunder are permanently reduced by the amount of such pre- payments) plus (iii) any other amount so long as on a Pro Forma Basis (and assuming all Increased Com- mitments were fully drawn) the Senior Secured Net Leverage Ratio as of the last day of the most recent fiscal quarter of the Company for which financial statements have been delivered pursuant to Sec- tion 5.01(a) or (b) prior to such time would not exceed 3.00 to 1.00; provided that any Increased Commit- ments or Incremental Term Loan may be established or incurred under any of clause (i) or (ii) or (iii) above in the Company’s sole discretion, and absent any election, will be deemed under clause (iii) to the extent the incurrence ratio has been satisfied; provided further that if any Indebtedness is intended to be incurred under clause (iii) above and any other clause above in a single transaction or series of related transactions, (A) the incurrence of the portion of such Indebtedness to be incurred or implemented under clause (iii) shall be calculated first without giving effect to any Indebtedness to be incurred under any other clause, but giving full pro forma effect to the use of proceeds of the entire amount of such Indebtedness and the related transactions and (B) the incurrence of the portion of such Indebtedness to be incurred or implemented under the other applicable clauses shall be calculated thereafter. (b) The Company may arrange for any such increase or tranche to be provided by one or more Lenders (each Lender so agreeing to an increase in its Revolving Multicurrency Tranche 1 Commitments, Revolving Multicurrency Tranche 2 Commitments, Revolving USD Tranche Commitments, Refinancing Revolving Commitments or Extended Revolving Commitment, or to participate in such Incremental Term Loan, an “Increasing Lender”), or by one or more new banks, financial institutions or other entities (each such new bank, financial institution or other entity, an “Augmenting Lender”), to increase their existing Revolving Multicurrency Tranche 1 Commitments, Revolving Multicurrency Tranche 2 Commitments, Revolving USD Tranche Commitments, Refinancing Revolving Commitments or Extended Revolving Commitment, or to participate in such Incremental Term Loan, as the case may be; provided that each Augmenting Lender (and, in the case of an Increased Commitment, each Increasing Lender) shall be subject to the approval of the Company and the Applicable Administrative Agent (with respect to any Increasing Lender that is not an existing Revolving Lender) and, in the case of an Increased Commitment of an In- creasing Lender that is not an existing Revolving Multicurrency Tranche 1 Lender, each Issuing Bank and Swingline Lender (such consents not to be unreasonably withheld or delayed). Without the consent of any Lenders other than the relevant Increasing Lenders or Augmenting Lenders, this Agreement and the other Loan Documents may be amended pursuant to an Additional Credit Extension Amendment as may be nec- essary or appropriate, in the reasonable opinion of the applicable Administrative Agent and the Company, to effect the provisions of this Section 2.19 (including any amendments to and confirmations of the Non- U.S. Security Documents as may be necessary or appropriate to ensure that the Collateral continues to secure the existing Obligations and extends to the additional Obligations arising pursuant to such transac- tion). Increases of Revolving Multicurrency Tranche 1 Commitments, Revolving Multicurrency Tranche 113 2 Commitments, Revolving USD Tranche Commitments, Refinancing Revolving Commitments and Ex- tended Revolving Commitment and new Incremental Term Loans created pursuant to this Section 2.19 shall become effective on the date agreed by the Company, the Applicable Administrative Agent and the relevant Increasing Lenders or Augmenting Lenders and the Applicable Administrative Agent shall notify each Lender thereof. Notwithstanding the foregoing, no increase in the Revolving Multicurrency Tranche 1 Commitments, Revolving Multicurrency Tranche 2 Commitments, Revolving USD Tranche Commitments, Refinancing Revolving Commitments or Extended Revolving Commitments or Incremental Term Loans shall be permitted under this paragraph unless, subject to Section 1.04(d) (i) on the proposed date of the effectiveness of such increase in the Revolving Multicurrency Tranche 1 Commitments, Revolving Mul- ticurrency Tranche 2 Commitments, Revolving USD Tranche Commitments, Refinancing Revolving Com- mitments or Extended Revolving Commitments or borrowing of such Incremental Term Loan, the condi- tions set forth in paragraphs (a) and (b) of Section 4.02 shall be satisfied or waived by the Required Lenders and the applicable Administrative Agent shall have received a certificate to that effect dated such date and executed by a Financial Officer of the Company and (ii) the Company shall be in compliance, calculated on a Pro Forma Basis (assuming for this purpose that all Increased Commitments were fully drawn), with the covenant contained in Section 6.09 as of the last day of the most recent fiscal quarter of the Company for which financial statements have been delivered pursuant to Section 5.01(a) or (b) prior to such time. (c) On the effective date of any increase in the Revolving Multicurrency Tranche 1 Commit- ments, Revolving Multicurrency Tranche 2 Commitments, Revolving USD Tranche Commitments, Refi- nancing Revolving Commitment or Extended Revolving Commitments or any Incremental Term Loans being made, (i) each relevant Increasing Lender and Augmenting Lender shall make available to the appli- cable Administrative Agent such amounts in immediately available funds as the applicable Administrative Agent shall determine, for the benefit of the other Lenders, as being required in order to cause, after giving effect to such increase and the use of such amounts to make payments to such other Lenders, each Lender’s portion of the outstanding Loans of all the Lenders to equal its Applicable Percentage of such outstanding Loans, and (ii) except in the case of any Incremental Term Loans, if, on the date of such increase, there are any Revolving Loans of the applicable Class outstanding, such Revolving Loans shall on or prior to the effectiveness of such Increased Commitments be prepaid to the extent necessary from the proceeds of ad- ditional Revolving Loans made hereunder by the Increasing Lenders and Augmenting Lenders, so that, after giving effect to such prepayments and any borrowings on such date of all or any portion of such Increased Commitments, the principal balance of all outstanding Revolving Loans of such Class owing to each Lender with a Revolving Commitment of such Class is equal to such Lender’s pro rata share (after giving effect to any nonratable Increased Commitment pursuant to this Section 2.19) of all then outstanding Revolving Loans of such Class. Each Administrative Agent and the Lenders hereby agree that the borrow- ing notice, minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sen- tence. The deemed payments made pursuant to clause (ii) of the second preceding sentence shall be ac- companied by payment of all accrued interest on the amount prepaid and, in respect of each Eurocurrency Loan or RFR Loan, shall be subject to indemnification by the Borrowers pursuant to the provisions of Section 2.15 if the deemed payment occurs other than on the last day of the related Interest Periods. (d) The terms of any Incremental Term Loans shall be as set forth in the amendment to this Agreement providing for such Incremental Term Loans; provided that (i) other than with respect to a Qual- ifying Bridge Facility, the final maturity date of any Incremental Term A Loans shall be no earlier than the Term A Loan Maturity Date (or, in the case of Refinancing Incremental Term Loans, the Class of Term Loans being refinanced), (ii) other than with respect to a Qualifying Bridge Facility, the final maturity date of any Incremental Other Term Loans shall be no earlier than the Farm Credit Term Loan Maturity Date (or, in the case of Refinancing Incremental Term Loans, the Class of Term Loans being refinanced), (iii) the Weighted Average Life to Maturity of any Incremental Term A Loans shall not be shorter than the then 114 remaining Weighted Average Life to Maturity of the then-existing Term A Loans (or, in the case of Refi- nancing Incremental Term Loans, the Class of Term Loans being refinanced), (iv) the Weighted Average Life to Maturity of any Incremental Other Term Loans shall not be shorter than the then remaining Weighted Average Life to Maturity of the then-existing Farm Credit Term Loans (or, in the case of Refi- nancing Incremental Term Loans, the Class of Term Loans being refinanced), (v) Incremental Term Loans shall not participate on a greater than pro rata basis with the then-existing Term Loans in any optional or mandatory prepayment hereunder, (vi) the provisions with respect to payment of interest, original issue discount (“OID”) and upfront fees and the amortization schedule with respect to such Incremental Term Loans shall be as set forth in the applicable Additional Credit Extension Amendment; provided further that (x) if the Yield of any Incremental Term A Loans (other than Refinancing Incremental Term Loans) that are incurred prior to the twelve-month anniversary of the Closing Date exceeds the Yield of any Class or Classes of then-existing Term A Loans by more than 50 basis points, then the Yield for such Class or Classes of then-existing Term A Loans shall be increased to the extent required so that the Yield of such Class or Classes of Term A Loans is equal to the Yield of such Incremental Term A Loans minus 50 basis points and (y) if the Yield of any Incremental Other Term Loans (other than Refinancing Incremental Term Loans) that are incurred prior to the twelve-month anniversary of the Closing Date exceeds the Yield of any Class or Classes of then-existing Farm Credit Term Loans by more than 50 basis points, then the Yield for such Class or Classes of then-existing Farm Credit Term Loans shall be increased to the extent required so that the Yield of such Class or Classes of Farm Credit Term Loans is equal to the Yield of such Incre- mental Other Term Loans minus 50 basis points (clauses (x) and (y) of this proviso, the “MFN Provision”), (vii) all other terms applicable to any Incremental Term A Loans (other than provisions specified in clauses (i) through (vi) above) shall be consistent with the terms of the applicable then-existing Term A Loans or shall be reasonably satisfactory to the Applicable Administrative Agent and the applicable Borrower; pro- vided that, notwithstanding anything to the contrary in this clause (vii), such terms and documentation shall not include any financial maintenance covenants unless such maintenance covenants also apply to each Class of Term A Loans or only apply after the Term A Loan Maturity Date and (viii) all other terms appli- cable to any Incremental Other Term Loans (other than provisions specified in clauses (i) through (vi) above) shall be consistent with the terms of the applicable then-existing Farm Credit Term Loans or shall be reasonably satisfactory to the Applicable Administrative Agent and the applicable Borrower; provided that, notwithstanding anything to the contrary in this clause (viii), such terms and documentation shall not include any financial maintenance covenants unless such maintenance covenants also apply to each Class of Farm Credit Term Loans or only apply after the Farm Credit Term Loan Maturity Date. For the avoid- ance of doubt, no Lender shall have any obligation to provide any Increased Commitment or Incremental Term Loan except to the extent of such Lender’s commitment (if any) with respect to such Increased Com- mitment or Incremental Term Loan. (e) This Section 2.19 shall override any provisions in Section 9.02 to the contrary. SECTION 2.20. Extended Term Loans and Extended Revolving Commitments. (a) The Company may at any time and from time to time request that all or a portion of the Term Loans of any Class in an aggregate principal amount of not less than $50,000,000 (or, if less the entire remaining amount of such Class) (an “Existing Term Loan Class”) be converted to extend the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of such Term Loans (any such Term Loans which have been so converted, “Extended Term Loans”) and to provide for other terms consistent with this Section 2.20. In order to establish any Extended Term Loans, the Com- pany shall provide a notice to the Applicable Administrative Agent (who shall provide a copy of such notice to each of the Term Lenders under the Existing Term Loan Class) (an “Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which shall be consistent with the Term Loans under the Existing Term Loan Class from which such Extended Term Loans are to be converted except that: 115 (i) all or any of the scheduled amortization payments of principal of the Extended Term Loans may be delayed to later dates than the scheduled amortization payments of principal of the Term Loans of such Existing Term Loan Class to the extent provided in the applicable Ad- ditional Credit Extension Amendment; (ii) the interest margins and call protection with respect to the Extended Term Loans may be different than the Applicable Rate for the Term Loans of such Existing Term Loan Class and upfront fees may be paid to the Extending Term Lenders to the extent provided in the applicable Additional Credit Extension Amendment; and (iii) any such Additional Credit Extension Amendment may provide for other cove- nants and terms that apply only after the Farm Credit Term Loan Maturity Date. (b) Any Extended Term Loans converted pursuant to any Extension Request shall be desig- nated a series of Extended Term Loans for all purposes of this Agreement; provided that, subject to the limitations set forth in clause (a) above, any Extended Term Loans converted from an Existing Term Loan Class may, to the extent provided in the applicable Additional Credit Extension Amendment and consistent with the requirements set forth above, be designated as an increase in any previously established Class of Term Loans. (c) The Company shall provide the applicable Extension Request at least five (5) Business Days, or such shorter period as the Applicable Administrative Agent may agree, prior to the date on which Term Lenders under the applicable Existing Term Loan Class are requested to respond. No Term Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Class converted into Extended Term Loans pursuant to any Extension Request. Any Lender wishing to have all or a portion of its Term Loans under the Existing Term Loan Class subject to such Extension Request (such Lender an “Extending Term Lender”) converted into Extended Term Loans shall notify the Applicable Administrative Agent (an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Term Loans under the Existing Term Loan Class which it has elected to request be converted into Extended Term Loans (subject to any minimum denomination requirements reasonably imposed by the Applicable Administrative Agent and acceptable to the Company). In the event that the aggregate amount of Term Loans under the Existing Term Loan Class subject to Extension Elections exceeds the amount of Extended Term Loans requested pursuant to an Extension Request, Term Loans of the Existing Term Loan Class subject to Extension Elections shall be converted to Extended Term Loans on a pro rata basis based on the amount of Term Loans included in each such Extension Election (subject to any minimum denomi- nation requirements reasonably imposed by the Applicable Administrative Agent and acceptable to the Company). (d) The Borrowers may, with the consent of each Person providing an Extended Revolving Commitment, the Applicable Administrative Agent and any Person acting as swingline lender or issuing bank under such Extended Revolving Commitments, amend this Agreement pursuant to an Additional Credit Extension Amendment to provide for Extended Revolving Commitments and to incorporate the terms of such Extended Revolving Commitments into this Agreement on substantially the same basis as provided with respect to the applicable Class of Revolving Commitments; provided that (i) the establish- ment of any such Extended Revolving Commitments shall be accompanied by a corresponding reduction in the Revolving Commitments of the applicable Class, (ii) any reduction in the applicable Class of Re- volving Commitments may, at the option of the Borrowers, be directed to a disproportional reduction of such Class of Revolving Commitments of any Lender providing an Extended Revolving Commitment and (iii) any Extended Revolving Commitments provided pursuant to this clause (d) shall be in a minimum principal amount of $50,000,000.

116 (e) Extended Term Loans and Extended Revolving Commitments shall be established pursu- ant to an Additional Credit Extension Amendment to this Agreement among the applicable Borrowers, the Applicable Administrative Agent and each Extending Term Lender or Lender providing an Extended Re- volving Commitment which shall be consistent with the provisions set forth above (but which shall not require the consent of any other Lender other than those consents required pursuant to this Agreement). Each Additional Credit Extension Amendment shall be binding on the Lenders, the Loan Parties and the other parties hereto. In connection with any Additional Credit Extension Amendment, the Loan Parties and the Collateral Agent shall enter into such amendments to the Collateral Documents as may be reasonably requested by the Collateral Agent (which shall not require any consent from any Lender other than those consents provided pursuant to this Agreement) in order to ensure that the Extended Term Loans or Extended Revolving Commitments are provided with the benefit of the applicable Collateral Documents and shall deliver such other customary documents, certificates and opinions of counsel in connection therewith as may be reasonably requested by the Collateral Agent. No Lender shall be under any obligation to provide any Extended Term Loan or Extended Revolving Commitment. (f) The provisions of this Section 2.20 shall override any provision of Section 9.02 to the con- trary. SECTION 2.21. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due from the Borrowers hereunder in the currency expressed to be payable herein (the “specified currency”) into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Applicable Administrative Agent could purchase the specified currency with such other currency at the Applicable Administrative Agent’s main New York City office on the Business Day preceding that on which final, nonappealable judgment is given. The obligations of the Borrowers in re- spect of any sum due to any Lender or any Administrative Agent hereunder shall, notwithstanding any judgment in a currency other than the specified currency, be discharged only to the extent that on the Busi- ness Day following receipt by such Lender or such Administrative Agent (as the case may be) of any sum adjudged to be so due in such other currency such Lender or such Administrative Agent (as the case may be) may in accordance with normal, reasonable banking procedures purchase the specified currency with such other currency. If the amount of the specified currency so purchased is less than the sum originally due to such Lender or such Administrative Agent, as the case may be, in the specified currency, the Bor- rowers agree, to the fullest extent that they may effectively do so, as a separate obligation and notwithstand- ing any such judgment, to indemnify such Lender or such Administrative Agent, as the case may be, against such loss, and if the amount of the specified currency so purchased exceeds (a) the sum originally due to any Lender or any Administrative Agent, as the case may be, in the specified currency and (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Lender under Section 2.17, such Lender or such Administrative Agent, as the case may be, agrees to remit such excess to the Borrowers. SECTION 2.22. Defaulting Lenders. (a) Defaulting Lender Adjustments. Notwithstanding anything to the contrary con- tained in this Agreement, if any Revolving Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law: (i) Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of “Required Lenders,” “Required Pro Rata Lenders”, “Required Revolving Multicurrency Tranche 1 Lenders”, “Required Revolving Multicurrency Tranche 2 Lenders”, “Required Revolving USD Tranche Lenders”, “Required Farm Credit Lenders”, and Section 9.02(b). 117 (ii) Defaulting Lender Waterfall. Any payment of principal, interest, fees, or other amounts received by the Applicable Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VII or otherwise) or received by the Applicable Administrative Agent from a Defaulting Lender pursuant to Section 9.03 shall be applied at such time or times as may be determined by the Applicable Administrative Agent as follows: FIRST, to the payment of any amounts owing by such Defaulting Lender to the Applicable Administrative Agent here- under; SECOND, with respect to amounts received by the Pro Rata Administrative Agent, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank or the Swingline Lender hereunder; THIRD, with respect to amounts received by the Pro Rata Administrative Agent, pro rata to Cash Collateralize each Issuing Bank’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 2.05; FOURTH, as the Borrowers may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Applicable Administrative Agent; FIFTH, if so determined by the Applicable Administrative Agent and Borrowers, to be held in a Controlled Account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding ob- ligations with respect to Loans under this Agreement and (y) Cash Collateralize any Issuing Bank’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.05; SIXTH, to the payment of any amounts owing to the Lenders, any Issuing Bank or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, any Issuing Bank or the Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; SEVENTH, so long as no Default or Event of Default exists, to the payment of any amounts owing to Borrowers as a result of any judgment of a court of competent jurisdiction obtained by Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and EIGHTH, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (A) such payment is a payment of the principal amount of any Loans or L/C Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share, and (B) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Disbursements owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Disbursements owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in Letters of Credit are held by the Lenders pro rata in accordance with their respective Re- volving Multicurrency Tranche 1 Commitments without giving effect to Section 2.22(a)(iv). Any pay- ments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.22(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto. (iii) Certain Fees. (A) No Defaulting Lender shall be entitled to receive any Commit- ment Fee pursuant to Section 2.11(a) for any period during which that Lender is a Defaulting Lender (and the Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender). (B) Each Defaulting Lender shall be entitled to receive fees pursuant to Section 2.11(b)(i) for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 2.05. 118 (C) With respect to any fee not required to be paid to any Defaulting Lender pursuant to Section 2.22(a)(iii)(A) or 2.22(a)(iii)(B), Borrowers shall (1) pay to each Re- volving Lender of such Class that is not a Defaulting Lender that portion of any such fee other- wise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in Letters of Credit or Swingline Loans that has been reallocated to such Non-Defaulting Lender pursuant to Section 2.22(a)(iv), (2) pay to each Issuing Bank and the Swingline Lender, as appli- cable, the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Issuing Bank’s or Swingline Lender’s Fronting Exposure to such Defaulting Lender, and (3) not be required to pay the remaining amount of any such fee. (iv) Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in Letters of Credit and Swingline Loans shall be reallocated among the Revolving Multicurrency Tranche 1 Lenders that are Non-Defaulting Lenders in accordance with their respective Pro Rata Shares (calculated without regard to such Defaulting Lender’s Revolving Multicurrency Tranche 1 Commitment) but only to the extent that such reallocation does not cause the aggregate Revolving Multicurrency Tranche 1 Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Revolving Multicurrency Tranche 1 Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Revolving Lender that is not a Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation. (v) Cash Collateral, Repayment of Swingline Loans. If the reallocation de- scribed in Section 2.22(a)(iv) cannot, or can only partially, be effected, Borrowers shall, without prejudice to any right or remedy available to it hereunder or under law, first, prepay Swingline Loans in an amount equal to the Swingline Lender’s Fronting Exposure and second, Cash Collateralize each Issuing Bank’s Fronting Exposure in accordance with the procedures set forth in Section 2.05. (b) Defaulting Lender Cure. If the Borrowers, the Applicable Administrative Agent, the Swingline Lender (if applicable), and each Issuing Bank (if applicable) agree in writing that a Lender is no longer a Defaulting Lender, the Applicable Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will (to the extent a Revolving Lender and to the extent applicable), purchase at par that portion of outstanding Revolving Loans of the other Revolving Lenders or take such other actions as the Applicable Administrative Agent may determine to be necessary to cause the applicable Class of Revolving Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held pro rata by the Revolving Lenders in accordance with the Revolving Commitments of such Class (without giving effect to Section 2.22(a)(iv)), and reimburse each such Revolving Lender for any costs of the type described in Section 2.15 incurred by any Revolving Lender as a result of such purchase, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Default- ing Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. (c) New Swingline Loans/Letters of Credit. So long as any Revolving Multicurrency Tranche 1 Lender is a Defaulting Lender, (i) the Swingline Lender shall not be required to fund any Swin- gline Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swingline Loan and (ii) no Issuing Bank shall be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto. 119 SECTION 2.23. Refinancing Amendments. (a) At any time after the Closing Date, the Borrowers may obtain, from any Lender or any Augmenting Lender, Credit Agreement Refinancing Indebtedness in respect of all or any portion of the Term Loans or Revolving Loans (or unused Commitments) then outstanding under this Agreement (which for purposes of this clause (a) will be deemed to include, without limitation, any then outstanding Refinanc- ing Term Loans, Refinancing Revolving Loans, Incremental Term Loans and/or Increased Commitments, as applicable), in the form of Refinancing Term Loans, Refinancing Revolving Loans, Refinancing Term Loan Commitments or Refinancing Revolving Commitments pursuant to a Refinancing Amendment; pro- vided that (i) such Credit Agreement Refinancing Indebtedness shall be secured on pari passu in right of payment and pari passu in right of security with the Refinanced Debt and (ii) the terms applicable to each Class of Credit Agreement Refinancing Indebtedness shall not require any prepayment thereof (or commit- ment reduction in respect thereof) in excess of the pro rata share of such Class relative to all other applicable Classes of Loans and Commitments (but may specify that such Credit Agreement Refinancing Indebtedness shall participate in prepayments or commitment reductions at less than the pro rata share of such Class relative to the other applicable Classes of Loans and Commitments). The effectiveness of any Refinancing Amendment shall be subject to the following: the satisfaction on the date thereof of each of the conditions set forth in the Refinancing Amendment and, to the extent reasonably requested by the applicable Admin- istrative Agent, receipt by such Administrative Agent of customary legal opinions, board resolutions and other customary closing certificates. Each Class of Credit Agreement Refinancing Indebtedness incurred under this Section 2.23(a) shall be in an aggregate principal amount that is (x) not less than the applicable Borrowing Minimum and (y) an integral multiple of the Borrowing Multiple in excess thereof. The appli- cable Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Credit Agreement Refinancing Indebtedness incurred pursuant thereto (including any amendments necessary to treat the Loans and Commitments subject thereto as Refinancing Term Loans, Refinancing Revolving Loans, Refinancing Term Loan Commitments and/or Refinancing Revolving Commitments). (b) Any Refinancing Amendment may, without the consent of any other Lenders, ef- fect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the applicable Administrative Agent and the Company, to effect the provisions of this Section 2.23. (c) This Section 2.23 shall supersede any provisions in Section 2.10, Section 2.17 or Section 9.02 to the contrary, it being understood that nothing in this Section 2.23 shall be construed as eliminating any prepayment premiums required to be paid pursuant to Section 2.10(a)(iii). ARTICLE III Representations and Warranties The Company and the other Borrowers represent and warrant to the Lenders as of the Closing Date and (except as to representations and warranties made as of a date certain) as of the date such representations and warranties are deemed to be made under Section 4.01 and 4.02 of this Agreement, that: SECTION 3.01. Organization; Powers; Subsidiaries. Each of the Company, the other Borrowers and each Restricted Subsidiary (i) is duly organized or incorporated and validly existing in good standing (to the extent such concept exists in the relevant jurisdictions) under the laws of the jurisdiction of its or- ganization or incorporation, (ii) has the power and authority to own its property and assets and to transact

120 the business in which it is engaged and presently proposes to engage and (iii) is duly qualified and is au- thorized to do business and is in good standing (to the extent such concept exists in the relevant jurisdic- tions) in all jurisdictions where it is required to be so qualified (or its equivalent), except in the case of clause (i) (other than with respect to any Loan Party), (ii) or (iii), where the failure to do so would not reasonably be expected to have a Material Adverse Effect. Schedule 3.01 sets forth, in each case as of the Closing Date, the name and jurisdiction of each Loan Party and each Loan Party’s direct Restricted Sub- sidiaries and, as to each such direct Restricted Subsidiary, the percentage of each class of Equity Interests in such direct Restricted Subsidiary owned by any Loan Party. SECTION 3.02. Authorization; Enforceability. Each Loan Party has the power and authority (cor- porate or otherwise) to execute, deliver and carry out the terms and provisions of the Loan Documents to which it is a party and has taken all necessary action to authorize the execution, delivery and performance of the Loan Documents to which it is a party. Each Loan Party has duly executed and delivered each Loan Document to which it is a party and each such Loan Document constitutes the legal, valid and binding obligation of such Loan Party enforceable in accordance with its terms, except to the extent that the en- forceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforce- ment is sought in equity or at law). SECTION 3.03. Governmental Approvals; No Conflicts. Except (a) as may have been obtained or made on or prior to the Closing Date (and which remain in full force and effect on the Closing Date), (b) filings necessary to perfect Liens created pursuant to the Loan Documents and (c) those consents, approvals, licenses, authorizations, validations or filings, recordings, registrations or exemptions, the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect, no consent, ap- proval, license, authorization or validation of, or filing, recording or registration with, or exemption by, any Governmental Authority, is required in connection with (i) the execution, delivery and performance of any Loan Document by any Loan Party party thereto or (ii) the legality, validity, binding effect or enforceability of any Loan Document against any Loan Party party thereto. Neither the execution, delivery or performance by any Loan Party of the Loan Documents to which it is a party, nor compliance by any Loan Party with the terms and provisions thereof, nor the consummation of the transactions contemplated herein or therein, (i) will contravene any provision of any applicable Law or any applicable order, writ, injunction or decree of any Governmental Authority in a manner which would reasonably be expected to have a Material Ad- verse Effect, (ii) will violate or result in a default under any indenture, mortgage, deed of trust, loan agree- ment, credit agreement or other agreement or instrument binding upon any Loan Party or any Restricted Subsidiary or the assets of any Loan Party or any Restricted Subsidiary, in each case in a manner which would reasonably be expected to have a Material Adverse Effect, (iii) will result in the creation or imposi- tion of, or the requirement to create, any Lien on any asset of any Loan Party or any Restricted Subsidiary (except Liens permitted under Section 6.02 hereof) or (iv) will violate any provision of the certificate of incorporation, by-laws, constitution, certificate of partnership, partnership agreement, certificate of limited liability company, limited liability company agreement or equivalent organizational document, as the case may be, of any Loan Party. SECTION 3.04. Financial Statements; No Material Adverse Change. (a) The Company Historical Financials present fairly, in all material respects, the consolidated financial position of the Company and its Consolidated Subsidiaries at the date of said financial statements and the results for the respective periods covered thereby. (b) Since December 31, 2024, nothing has occurred that has had, or could reasonably be ex- pected to have, individually or in the aggregate, a Material Adverse Effect. 121 SECTION 3.05. Properties. (a) All Material Real Property owned by the Company or any other Loan Party, in each case as of the Closing Date, is correctly set forth on Schedule 3.05. Each Loan Party has good and marketable title to, or a validly subsisting leasehold interest in, or easements or other limited property interest in, all properties owned or leased by it which are necessary for the conduct of their businesses, taken as a whole (except for defects of title which do not materially impair the use of such property or the business conducted by such Loan Party). All such property is free and clear of all Liens, other than Liens permitted by Section 6.02. (b) No Mortgage encumbers improved real property that is located in an area that has been identified by the Federal Emergency Management Agency (or any successor agency) as a Special Flood Hazard Area with respect to which flood insurance has been made available under the Flood Insurance Laws unless flood insurance available under the Flood Insurance Laws has been obtained in accordance with Section 5.05. (c) Except in each case as would not reasonably be expected to have a Material Adverse Effect, each of the Company and its Restricted Subsidiaries owns or has the right to use all domestic and foreign patents, trademarks, permits, domain names, service marks, trade names, copyrights, licenses, franchises, inventions, trade secrets, proprietary information and knowhow of any type, whether or not written (includ- ing, but not limited to, rights in computer programs and databases) and formulas, or other rights with respect to the foregoing, and has obtained assignments of all leases, licenses and other rights of whatever nature, in each case necessary for the conduct of its business, without any conflict with the rights of others. (d) Each Mortgaged Property and the present and contemplated use and occupancy thereof comply with all applicable zoning ordinances, building codes, land use and subdivision laws, setback or other development and use requirements of Governmental Authorities and with all private restrictions and agreements affecting such Mortgaged Property whether or not recorded, except, in each case, where the failure so to comply would not reasonably be expected to cause or result in a Material Adverse Effect. SECTION 3.06. Litigation. Other than as disclosed in Schedule 3.06, there are no actions, suits, proceedings or investigations pending or, to the knowledge of any Responsible Officer of the Company, threatened in writing, against the Loan Parties or any of their Restricted Subsidiaries which would reason- ably be expected to have, individually or in the aggregate, a Material Adverse Effect. SECTION 3.07. Compliance with Laws and Agreements. Each of the Company and its Restricted Subsidiaries is in compliance with (i) all applicable laws, statutes, regulations, rules and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property and (ii) all material contracts and agreements to which it is a party, except in the case of each of clause (i) and (ii), such non-compliances as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. SECTION 3.08. Investment Company Status. None of the Company or any of its Restricted Sub- sidiaries is an “investment company” as defined in the Investment Company Act of 1940. SECTION 3.09. Taxes. Except as would not reasonably be expected, individually or in the aggre- gate, to have a Material Adverse Effect, (a) the Company and each of its Restricted Subsidiaries has timely filed (including applicable extensions), or has had filed on its behalf, with the appropriate taxing authority, all returns, statements, forms and reports for taxes (the “Returns”) required to be filed by or with respect to the income, properties or operations of the Company and each of its Restricted Subsidiaries (including in its capacity as a withholding agent), (b) the Company and each of its Restricted Subsidiaries have paid all 122 taxes payable by them (including in their capacity as a withholding agent) other than those contested in good faith and adequately disclosed and for which adequate reserves have been established in accordance with GAAP, and (c) there is no action, suit, proceeding, investigation, audit, or claim now pending or, to the knowledge of any Responsible Officer of the Company, threatened in writing by any authority regarding any taxes relating to the Company and each of its Restricted Subsidiaries. SECTION 3.10. Solvency. On the Closing Date, after giving effect to the Transactions, the Com- pany and its Restricted Subsidiaries, on a consolidated basis, are Solvent. SECTION 3.11. Environmental Matters. Except as would not reasonably be expected, either indi- vidually or in the aggregate, to have a Material Adverse Effect: (a) (i) each of the Company and its Restricted Subsidiaries has complied with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws and (ii) none of the Company or any of its Restricted Subsidiaries is liable for any penalties, fines, forfeitures or other requirements to spend money for failure to comply with the foregoing; (b) there are no pending or, to the knowledge of the Company, threatened in writing, Environ- mental Claims against the Company or any of its Restricted Subsidiaries or any real property owned or leased by the Company or any of its Restricted Subsidiaries; and (c) to the knowledge of the Company or any Restricted Subsidiary, there are no facts, occur- rences, conditions or circumstances which would reasonably be expected to give rise to an Environmental Liability. SECTION 3.12. Labor Relations. None of the Company or any of its Restricted Subsidiaries is engaged in any unfair labor practice that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. There is (i) no unfair labor practice complaint pending against the Company or any of its Restricted Subsidiaries or, to the knowledge of the Company, threatened in writing against any of them, before the National Labor Relations Board or any similar foreign tribunal or agency, and no grievance or arbitration proceeding arising out of or under any collective bargaining agree- ment is so pending against the Company or any of its Restricted Subsidiaries or, to the knowledge of the Company, threatened in writing against any of them, (ii) no strike, labor dispute, slowdown or stoppage pending against the Company or any of its Restricted Subsidiaries or, to the knowledge of the Company, threatened in writing against the Company or any of its Restricted Subsidiaries and (iii) no union organizing activity taking place with respect to employees of the Company or any of its Restricted Subsidiaries, except (with respect to any matter specified in clause (i), (ii) or (iii) above, either individually or in the aggregate) such as would not reasonably be expected to have a Material Adverse Effect. SECTION 3.13. Disclosure. No written information (other than projections, any pro forma finan- cial statements or estimates and information of a general economic or general industry nature) furnished by or on behalf of the Company or any of its Restricted Subsidiaries to any Administrative Agent or any Lender in connection with the Transactions on or before the Closing Date, when taken as a whole, as of the Closing Date, contained any untrue statement of material fact or omitted to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made (after giving effect to all supplements and updates thereto from time to time). Any projections and pro forma information contained in the materials referenced above have been prepared in good faith based upon the assumptions believed by the Company to be reasonable as of the Closing Date (it being understood that such projections are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ materially from the projected re- sults contained therein and no assurance can be given that any projections will be realized). 123 SECTION 3.14. Federal Reserve Regulations. No part of the proceeds of any Loan or Letter of Credit have been used or will be used, whether directly or, knowingly indirectly, for any purpose that entails a violation of any of the regulations of the Board, including Regulations T, U and X. SECTION 3.15. Security Interests. Subject to the exceptions and limitations set forth in the Loan Documents, the provisions of this Agreement and the other Loan Documents create legal and valid Liens on all of the Collateral in favor of the Collateral Agent, for the benefit of the Secured Parties, and, when and to the extent required by the Collateral Documents and subject to all limitations and exceptions set forth in the Loan Documents, such Liens constitute perfected and continuing Liens on the Collateral, securing the Obligations and having priority over all other Liens on the Collateral except Liens permitted by Section 6.02 hereof. SECTION 3.16. Anti-Terrorism Laws. Each Loan Party and Restricted Subsidiary is in compli- ance, in all material respects, with any applicable Anti-Terrorism Laws. No part of the proceeds of the Loans will be used, directly or, knowingly indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in viola- tion of the United States Foreign Corrupt Practices Act of 1977, as amended. SECTION 3.17. Sanctions. None of the Company, any Restricted Subsidiary, nor, to the knowledge of a Responsible Officer of the Company, any director, officer, employee, agent or Affiliate of the Company or any Restricted Subsidiary is, or is owned 50% or more, individually or in the aggregate, directly or indirectly, or controlled by Persons that are, (i) the subject of any Sanctions or (ii) located, organized or resident in a region, country or territory that is, or whose government is, the subject of Sanc- tions, which, at the time of this Agreement, are the Crimea, Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, and the so-called Luhansk Peo- ple’s Republic. Each Loan Party and Restricted Subsidiary is in compliance with all applicable Sanctions. SECTION 3.18. Anti-Corruption Laws. Neither the Company nor any of its Restricted Subsidiar- ies nor, to the knowledge of a Responsible Officer of the Company, any director, officer, employee, agent or Affiliate thereof, is aware of or has taken any action, directly or indirectly, that would result in a violation in any material respect any Anti-Corruption Laws, including, without limitation, knowingly making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an illegal offer, payment, promise to pay or authorization or approval of the payment of any money, or other property, gift, promise to give or authorization of the giving of anything of value, directly or indirectly, to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office in contravention of applicable Anti-Corruption Laws. Each Loan Party has implemented and maintains in effect policies and procedures designed to promote compliance by such Loan Party, its Subsidiaries and their respective directors, officers and employees with Anti-Corruption Laws. SECTION 3.19. COMI Regulation. For the purposes of the Regulation (EU) 2015/848 of the Eu- ropean Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast) (the “COMI Regulation”), each Loan Party incorporated or organized under the laws of a country that is a member of the European Union has its (after giving effect to the transactions) center of main interest (as that term is used in Article 3(1) of the COMI Regulation) situated in its jurisdiction of incorporation and it has no “establishment” (as such term is used in Article 2 (10) of the COMI Regulation) in any other jurisdiction. SECTION 3.20. ERISA. Except as would not reasonably be expected, individually or in the ag- gregate, to have a Material Adverse Effect, no ERISA Event or Foreign Plan Event has occurred or is reasonably expected to occur.

124 SECTION 3.21. Group. Each Irish Loan Party is a member of the same group of companies as each other Loan Party consisting of a holding company and its subsidiaries (each within the meaning of Section 8 and 7 respectively of the Irish Companies Act) for the purposes of Section 243 of the Irish Com- panies Act. ARTICLE IV Conditions SECTION 4.01. Initial Borrowing. Except as contemplated by Schedule 5.09(d), the obligations of the Lenders to make Credit Extensions on or after the Closing Date are subject to each of the following conditions being satisfied on or prior to the Closing Date: (a) The Administrative Agents (or their counsel) shall have received from each Initial Borrower either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence reasonably satisfactory to each Administrative Agent (which may include telecopy or electronic mail transmission in accordance with Section 9.01) that such Initial Borrower has signed a counterpart of this Agreement; (b) The Administrative Agents (or their counsel) shall have received from each Loan Party either (i) a counterpart of the Guarantee Agreement signed on behalf of such party or (ii) written evidence reasonably satisfactory to each Administrative Agent (which may include telecopy or electronic mail transmission in accordance with Section 9.01) that such Initial Borrower has signed a counterpart of this Agreement; (c) The Collateral and Guarantee Requirement shall have been satisfied with respect to each of the U.S. Loan Parties on the Closing Date, and the Administrative Agents (or their coun- sel) and the Collateral Agent shall have received from each Loan Party party thereto either (i) a counterpart of the U.S. Security Agreement signed on behalf of such Loan Party or (ii) written evidence reasonably satisfactory to each Administrative Agent and Collateral Agent (which may include telecopy or electronic mail transmission in accordance with Section 9.01 of a signed signa- ture page of the U.S. Security Agreement) that such party has signed a counterpart of the U.S. Security Agreement, together with: (i) Uniform Commercial Code financing statements naming such Loan Party as debtor and the Collateral Agent as secured party in appropriate form for filing in the jurisdiction of incorporation of such Loan Party; (ii) if applicable, all Pledged Notes owned by any such Loan Party to the ex- tent pledged (and required to be delivered) pursuant to the U.S. Security Agreement duly endorsed in blank or with appropriate instruments of transfer (in each case only to the extent not previously delivered under the Existing Credit Agreement); (iii) if applicable, all certificates or other instruments representing Equity In- terests to the extent pledged (and required to be delivered) pursuant to the U.S. Security Agreement duly endorsed in blank or with appropriate instruments of transfer (in each case only to the extent not previously delivered under the Existing Credit Agreement); and (iv) if applicable, short form security agreements in appropriate form for filing with the United States Patent & Trademark Office and the United States Copyright Office, as ap- propriate, with respect to the intellectual property of any such Loan Party registered with such 125 offices and constituting Collateral (in each case only to the extent not previously delivered under the Existing Credit Agreement); (d) The Collateral and Guarantee Requirement shall have been satisfied with respect to each of the Non-U.S. Loan Parties on the Closing Date and the Administrative Agents (or their counsel) and the Collateral Agent shall have received (i) a counterpart of each of the documents set forth in Part 3 of Schedule 1.01A hereto, each signed on behalf of the applicable non-U.S. Loan Party or (ii) written evidence reasonably satisfactory to each Administrative Agent and Collateral Agent (which may include telecopy or electronic mail transmission in accordance with Section 9.01 of a signed signature page of the applicable Collateral Documents) that such party has signed a counterpart of each applicable document set forth on Schedule 1.01A hereto; (e) The Administrative Agents shall have received the executed legal opinions of (i) Skadden, Arps, Slate, Meagher & Flom, LLP, special New York counsel to the Company, (ii) Loy- ens & Loeff N.V., Dutch counsel to the Administrative Agents, the Collateral Agent and the Lend- ers, (iii) Advokatfirman Vinge KB, Swedish counsel to the Administrative Agents, the Collateral Agent and the Lenders, (iv) Plesner Advokatpartnerselskab, Danish counsel to the Administrative Agents, the Collateral Agent and the Lenders (with respect to enforceability), (v) Gorrissen Federspiel Advokatpartnerselskab, Danish counsel to the Company (with respect to capacity), (vi) McCann FitzGerald, Irish counsel to the Administrative Agents, the Collateral Agent and the Lend- ers, (vii) Reed Smith LLP, UK counsel to the Administrative Agents, the Collateral Agent and the Lenders, (viii) Brownstein Hyatt Farber Schreck, LLP, Nevada counsel to the Company, (ix) Wom- ble Bond Dickinson (US) LLP, North Carolina counsel to the Company, (x) Schlack ITO, LLP, Hawaii counsel to the Company and (xi) Carlton Fields, P.A., Florida counsel to the Company, in each case in customary form and substance; (f) Each Administrative Agent shall have received (i) customary corporate (or other organizational) resolutions from the Loan Parties and (ii) customary secretary’s (or equivalent) certificates with respect to each Loan Party, which shall append (x) the resolutions required by clause (i) hereof, (y) the charter or constitutional documents of the applicable Loan Party and (z) an incumbency certificate with respect to the applicable Loan Party; (g) Each Administrative Agent shall have received life of loan flood hazard determi- nation certificates for all Mortgaged Properties located in the U.S., and, if applicable, related Bor- rower notices and evidence of flood insurance for any Mortgaged Property owned or leased by a Loan Party in the U.S. that has improvements located in an area identified as having special flood hazards and in which flood insurance has been made available under the National Flood Insurance Act of 1968. (h) The principal of and interest on, and all other amounts owing in respect of, the Indebtedness (excluding undrawn letters of credit that are deemed to be Letters of Credit hereunder) under the Existing Credit Agreement and all other Indebtedness of the Loan Parties (other than Indebtedness permitted by Section 6.1 hereof) shall have been (or shall be simultaneously) paid in full and that any commitments to extend credit thereunder shall have been canceled or terminated. (i) Each Administrative Agent shall have received a Solvency Certificate dated as of the Closing Date giving effect to the Transactions; (j) To the extent requested in writing at least ten Business Days prior to the Closing Date by an Administrative Agent, the Administrative Agents shall have received, at least five Busi- ness Days prior to the Closing Date, all documentation and other information relating to the Loan 126 Parties as of the Closing Date that the Administrative Agents reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act. If any Borrower on the Closing Date qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, it shall have delivered to the Administrative Agents, at least five business days prior to the Closing Date, a Beneficial Ownership Certification in relation to such Borrower to the extent requested in writing by the Administrative Agents at least ten Business Days prior to the Closing Date; (k) Each Administrative Agent, Arranger and Lender shall have received all fees and expenses due pursuant to any Loan Document required to be paid on or prior to the Closing Date to the extent, in the case of expenses, invoiced at least three Business Days prior to the Closing Date (which amounts may be offset against the proceeds of any Revolving Loans made on the Closing Date); (l) Each Administrative Agent shall have received a Note executed by the Initial Bor- rowers in favor of each Lender requesting a Note at least three Business Days prior to the Closing Date; (m) Each Applicable Administrative Agent shall have received a Borrowing Request with respect to each Loan to be funded on the Closing Date in accordance with Section 2.03; and (n) The representations and warranties of the Loan Parties set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects (except that any representation and warranty that is qualified by materiality shall be true and correct in all respects) on and as of the Closing Date. SECTION 4.02. Certain Other Borrowings. The obligation of each Lender to make a Loan on the occasion of any Borrowing (but not a conversion or continuation of Loans), and of the Issuing Banks to issue, amend, renew or extend any Letter of Credit on and after the Closing Date is subject to the satisfaction of the following conditions: (a) unless such Borrowing is being incurred to fund a Limited Condition Transaction with respect to which a LCT Election has been made, the representations and warranties of the Loan Parties set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects (except that any representation and warranty that is qualified by materiality shall be true and correct in all respects) on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, except where any representa- tion and warranty is expressly made as of a specific earlier date, such representation and warranty shall be true in all material respects as of any such earlier date; provided, that, if such Borrowing is being incurred to fund a Limited Condition Transaction with respect to which a LCT Election has been made, the Specified Representations shall be true and correct in all material respects (ex- cept that any such representation and warranty that is qualified by materiality shall be true and correct in all respects) on the date of such Borrowing; and (b) at the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing; provided that, if such Borrowing is being incurred to fund a Limited Condition Transaction with respect to which a LCT Election has been made, such Event of Default condition shall be tested on the date of execution of the applicable acquisition or other purchase agreement or irrevocable notice governing such Limited Condition Transaction. 127 Each Borrowing (but not a conversion or continuation of Loans) and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Com- pany and the applicable Borrower on the date thereof as to the applicable matters specified in paragraphs (a) and (b) of this Section 4.02. ARTICLE V Affirmative Covenants From the Closing Date until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated or been Cash Collateralized on terms reasonably satisfactory to the applicable Issuing Bank and all L/C Disbursements shall have been reimbursed, the Borrowers covenant and agree with the Lenders that: SECTION 5.01. Financial Statements and Other Information. The Company will furnish to each Administrative Agent for distribution to the applicable Lenders: (a) commencing with the Fiscal Year ending December 31, 2025, within ninety (90) days after the end of each Fiscal Year of the Company, the audited consolidated balance sheet of the Company and its Consolidated Subsidiaries and related consolidated statements of operations and cash flows as of the end of and for such year, setting forth (where available) in each case in comparative form the figures for the previous fiscal year, all reported on by KPMG or other inde- pendent public accountants of recognized national or global standing or such other accounting firm reasonably satisfactory to the Administrative Agents (without a “going concern” or like qualifica- tion or exception and without any qualification or exception as to the scope of such audit, except to the extent that such a “going concern” qualification or statement relates to (x) an upcoming maturity date of any Indebtedness occurring within one (1) year from the time such opinion is delivered or (y) any potential inability to satisfy the Financial Covenant) to the effect that such consolidated financial statements present fairly in all material respects the financial position and results of operations of the Company and its Consolidated Subsidiaries on a consolidated basis in accordance with GAAP; (b) within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Company, commencing with the Fiscal Quarter ending March 31, 2025, the unaudited consolidated balance sheet of the Company and its Consolidated Subsidiaries and related consolidated statements of operations and cash flows as of the end of and for such Fiscal Quarter and, if applicable, the then elapsed portion of the fiscal year, setting forth (where available) in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Company as presenting fairly in all material respects the financial position and results of oper- ations of the Company and its Consolidated Subsidiaries on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes; (c) no later than five (5) Business Days after any delivery of financial statements under clause (a) or (b) above, a certificate substantially in the form of Exhibit G executed by a Financial Officer of the Company (a “Compliance Certificate”) (w) certifying as to whether, to the knowledge of such Financial Officer, a Default has occurred and is continuing and, if so, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (x) in the case of a Com- pliance Certificate delivered with the financial statements under clause (a) above only, certifying as to whether the Company is in compliance with the Collateral Coverage Requirement for the applicable period, and (y) setting forth reasonably detailed calculations of each of the Consolidated

128 Net Leverage Ratio and Consolidated Secured Net Leverage as of the most recently-ended Test Period; (d) [Reserved]; (e) not more than 90 days after the end of each Fiscal Year (commencing with the Fiscal Year ending December 31, 2025), a summary, internally-prepared consolidated budget for the following Fiscal Year (the “Financial Plan”), which Financial Plan shall be based on estimates, information and assumptions that the Company believes are reasonable at the time delivered to the Administrative Agents in light of the circumstances then existing (it being understood that projec- tions are subject to uncertainties and actual results may differ materially from the projections and there is no assurance that any projections will be realized); (f) promptly after the same become publicly available, copies of all annual, quarterly and current reports and proxy statements filed by the Company or any Restricted Subsidiary with the SEC; (g) promptly following any request therefor, such other information regarding the op- erations, business affairs and financial condition of the Company or any Restricted Subsidiary, or compli- ance with the terms of this Agreement, as any Administrative Agent or any Lender (through any Adminis- trative Agent) may reasonably request; and (h) at any time there are any Unrestricted Subsidiaries, with each set of consolidated financial statements referred to in Sections 5.01(a) and 5.01(b) above, (i) the related unaudited consolidat- ing financial statements reflecting the adjustments necessary to eliminate the accounts of Unrestricted Sub- sidiaries (which may be in footnote form only) from such consolidated financial statements and (ii) a list of all Unrestricted Subsidiaries as of such date or confirmation that there has been no change in such infor- mation since the date of the last such list. Financial statements and other information required to be delivered pursuant to Sections 5.01(a), 5.01(b), 5.01(f) and 5.02 shall be deemed to have been delivered if such statements or other information shall have been posted by the Company on its website or shall have been posted to each Platform or are publicly available on the SEC’s website. The Company acknowledges that (a) each Administrative Agent will make available information provided on or behalf of the Borrowers (the “Company Materials”) to the Lenders by posting such infor- mation on a Platform or by similar electronic means and (b) certain of the Lenders may be “public side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Com- pany, its subsidiaries or its securities) (each, a “Public Lender”). The Company agrees, at the request of either Administrative Agent, to identify that portion of the information to be provided to Public Lenders hereunder as “PUBLIC” and that such information will not contain material non-public information relating to the Company or its Subsidiaries (or any of their securities). SECTION 5.02. Notices of Material Events. The Company will furnish to each Administrative Agent (for prompt notification to each Lender) prompt (but in any event within five (5) Business Days) written notice after any Financial Officer of the Company obtains knowledge of the following: (a) the occurrence of any Default; 129 (b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Company or any Restricted Subsidi- ary thereof that would reasonably be expected to result in a Material Adverse Effect; and (c) the occurrence of any ERISA Event or Foreign Plan Event that, alone or together with any other ERISA Events or Foreign Plan Events that have occurred, would reasonably be expected to result in a Material Adverse Effect. Each notice delivered under this Section 5.02 shall be accompanied by a statement of a Financial Officer or other executive officer of the Company setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto. SECTION 5.03. Existence; Conduct of Business. The Company will, and will cause each of the Company’s Material Subsidiaries that are Restricted Subsidiaries to, do or cause to be done all things nec- essary to preserve, renew and keep in full force and effect (i) its legal existence, and (ii) the rights, licenses, permits, privileges and franchises necessary to the conduct of their businesses, taken as a whole, except, in the case of the preceding clause (ii), to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect; provided that the foregoing shall not prohibit any transaction permitted under Section 6.03 or 6.11. SECTION 5.04. Payment of Taxes. The Company will, and will cause each of the Company’s Restricted Subsidiaries to, pay before they become delinquent, as the case may be, all its federal and other (including foreign) material Taxes upon it or its Property, except where (a) (i) the validity or amount thereof is being contested in good faith by appropriate proceedings and (ii) the Company or such Subsidiary has set aside on its books reserves with respect thereto to the extent required by GAAP or (b) the failure to make payment could not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. SECTION 5.05. Maintenance of Properties; Insurance. (a) The Company will, and will cause each of the Company’s Material Subsidiaries that are Restricted Subsidiaries to, (i) keep and maintain all Property necessary to the conduct of its business in good working order and condition, ordinary wear and tear excepted and casualty or condemnation excepted, except if the failure to do so would not reasonably be expected to have a Material Adverse Effect, and (ii) maintain, with insurance companies that the Company believes (in the good faith judgment of its man- agement) are financially sound and reputable at the time the relevant coverage is placed or renewed or through self-insurance, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations. Each U.S. Loan Party will name the Collateral Agent as loss payee or mortgagee (if applicable), as its interest may appear, and/or additional insured, as applicable, with respect to any United States general and umbrella liability insurance providing liability coverage or covering in respect of any Collateral and, to the extent available to such U.S. Loan Party, cause each United States provider of any such United States insurance policy to agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to the Collateral Agent, that it will give the Collateral Agent prior written notice before any such policy or policies shall be canceled. (b) If any portion of any Mortgaged Property is materially improved with a permanent struc- ture and is at any time located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a Special Flood Hazard Area with respect to which flood insurance has been made available under the Flood Insurance Laws, (x) maintain, or cause to be maintained, with a reputable insurer, flood insurance in an amount and otherwise sufficient to comply with all applicable rules and regulations 130 promulgated pursuant to the Flood Insurance Laws and (y) on or prior to the date the applicable Mortgage is executed and delivered to the Collateral Agent (or such later date as the Collateral Agent may agree in its sole discretion), deliver to the Collateral Agent evidence of such compliance. SECTION 5.06. Inspection Rights. The Company will, and will cause each of the Company’s Restricted Subsidiaries to, permit any representatives designated by the Collateral Agent or, during the continuance of an Event of Default, any Lender, upon reasonable prior notice, to visit and inspect its prop- erties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its senior officers and use commercially reasonable efforts to make its independent account- ants available to discuss the affairs, finances and condition of the Company and the Company’s Restricted Subsidiaries, all at such reasonable times during normal business hours and as often as reasonably re- quested; provided that no Loan Party or any Restricted Subsidiary will be required to disclose, permit the inspection, examination or making copies of or abstracts from, or discussion of, any document, information or other matter that (x) constitutes non-financial trade secrets or non-financial proprietary information, (y) in respect of which disclosure to the Collateral Agent, any Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by any applicable Law or any contractual obligation of the Company or its Restricted Subsidiaries (to the extent not entered into in contemplation of this Section 5.06) or (z) is subject to attorney-client or similar privilege or constitutes attorney work product and in all cases subject to applicable Law and the terms of applicable confidentiality agreements; provided that in the event that if any Loan Party or Restricted Subsidiary does not provide information in reliance on this pro- viso, the Company shall provide notice to the Collateral Agent that such information is being withheld and, in the case of any information withheld due to the application of any confidentiality obligation, use its commercially reasonable efforts to obtain consent to provide such information. Notwithstanding anything to contrary contained herein or in any other Loan Document, unless an Event of Default has occurred and is continuing, such visits and inspections can occur no more frequently than once per year. The Collateral Agent and the Lenders shall give the Company the opportunity to participate in any discussions with the Company’s independent accountants. SECTION 5.07. Compliance with Laws; Compliance with Agreements. The Company will, and will cause each of the Company’s Restricted Subsidiaries to, (i) comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (including without limitation Envi- ronmental Laws), in each case except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (ii) perform in all material respects its obli- gations under material agreements (other than in respect of Indebtedness) to which it is a party, in each case except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect and (iii) maintain in effect policies and procedures reasonably designed to promote compliance by the Loan Parties, their Subsidiaries and their respective directors, officers, em- ployees and agents with applicable Anti-Terrorism Laws, Anti-Corruption Laws and laws, rules, and regu- lations relating to Sanctions. SECTION 5.08. Use of Proceeds. (i) The proceeds of the Revolving Loans made on the Closing Date will be used to finance the Transactions, including the repayment of outstanding amounts under the Existing Credit Agreement, and to pay related fees, costs and expenses, (ii) the proceeds of the Term A Loans made on the Closing Date will be used to finance the Transactions, including the repayment of out- standing amounts under the Existing Credit Agreement, and to pay related fees, costs and expenses, and to finance the working capital needs, and for the general corporate purposes (including, without limitation, refinancing or repayment of existing indebtedness, acquisitions and other Investments), of the Company and its Subsidiaries, (iii) the proceeds of the Farm Credit Term Loans made on the Closing Date will be used to finance the Transactions, including the repayment of outstanding amounts under the Existing Credit Agreement, and to pay related fees, costs and expenses, and to finance the working capital needs, and for 131 the general corporate purposes (including, without limitation, refinancing or repayment of existing indebt- edness, acquisitions and other Investments), of the Company and its Subsidiaries and (iv) the proceeds of the Revolving Loans made on the Closing Date may, and the proceeds of any other Loans made following the Closing Date will, be used to finance the working capital needs, and for general corporate purposes (including, without limitation, refinancing or repayment of existing Indebtedness, acquisitions and other Investments), of the Company and its Subsidiaries. No part of the proceeds of any Loan or Letter of Credit will be used, whether directly or knowingly indirectly, for any purpose that entails a violation of any of the regulations of the Board, including Regulations T, U and X. SECTION 5.09. Additional Security and Guarantees. (a) Upon (x) the formation or acquisition of any new direct or indirect wholly owned Subsid- iary (in each case, other than an Excluded Subsidiary) by the Company, (y) any Excluded Subsidiary ceas- ing to constitute an Excluded Subsidiary, and (z) any designation by the Company of a Subsidiary as a Guarantor (to the extent required pursuant to clause (c) or clause (e) below) or an Additional Borrower: (i) within sixty (60) days (or such longer period as the Collateral Agent may agree in in its discretion) after such formation, acquisition, cessation or designation, or such longer period as the Collateral Agent may agree in writing in its discretion, notify the Collateral Agent thereof and: (A) cause each such Subsidiary (or, as applicable, its parent Loan Party) to duly exe- cute and deliver to the applicable Administrative Agent or the Collateral Agent (as appropriate) (x) a joinder to the Guarantee Agreement, (y) with respect to any such Subsidiary that is a U.S. Sub- sidiary, a joinder to the U.S. Security Agreement, and (z) with respect to any such Subsidiary that is a Non-U.S. Subsidiary, any applicable Non-U.S. Security Document (or any joinder to any ex- isting Non-U.S. Security Document) reasonably requested by the Collateral Agent, but subject to the limitations set forth in the Collateral and Guarantee Requirement and the Agreed Security Prin- ciples (and consistent to the extent applicable, with any Non-U.S. Security Document in effect on the Closing Date or executed pursuant to Section 5.09(d) hereof); (B) cause each such Subsidiary (and the parent of each such Subsidiary that is a Loan Party) to deliver any and all certificates representing Equity Interests (to the extent certificated) and intercompany notes (to the extent evidenced by a promissory note) that are required to be delivered pursuant to the applicable Collateral Documents, accompanied by (if relevant in the applicable jurisdiction and to the extent required to be delivered pursuant to the applicable Collateral Docu- ments) undated stock powers or other appropriate instruments of transfer executed in blank; (C) (x) with respect to any such Subsidiary that is a U.S. Subsidiary, take all actions required by the U.S. Security Agreement to cause the Lien created by the U.S. Security Agreement to be duly perfected in accordance with all applicable requirements of Law, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be reasonably re- quested by the Collateral Agent and the execution and delivery of intellectual property security agreements to be filed in the United States Patent & Trademark Office, and (y) with respect to any such Subsidiary that is a Non-U.S. Subsidiary, take all actions required by the applicable Non-U.S. Security Document to which it is a party to cause the Lien created by such Non-U.S. Security Document to be duly perfected in accordance with all applicable requirements of Law, subject to the Agreed Security Principles and all other limitations and exceptions in the Loan Documents;

132 (D) if reasonably requested by the Collateral Agent, deliver to the Collateral Agent a customary opinion of counsel to the Company or such Subsidiary with respect to the guarantee and security provided by such Subsidiary pursuant to this Section 5.09(a)(i); and (ii) as promptly as practicable after the request therefor by the Applicable Administra- tive Agent or the Collateral Agent, deliver to the Collateral Agent with respect to each Material Real Property located in the United States, any existing title reports, abstracts, surveys, appraisals or environmental assessment reports, to the extent available and in the possession or control of the Loan Parties or their respective Restricted Subsidiaries. (b) If any Material Real Property is acquired by any Loan Party after the Closing Date (other than assets constituting Collateral under any Collateral Document that become subject to the Lien in favor of the Collateral Agent upon acquisition thereof) (including any Material Real Property of a Person that becomes a Loan Party on or after the Closing Date), within sixty (60) days (or such longer period as the Collateral Agent may agree in its discretion) after such acquisition or, with respect to any Material Real Property of a Person that becomes a Loan Party on or after the Closing Date, within sixty (60) days (or such longer period as the Collateral Agent may agree in its discretion) after the date such Person becomes a Loan Party, the Company will notify the Collateral Agent thereof and, if requested by the Collateral Agent, the applicable Loan Party shall take the actions required pursuant to clause (e) of the Collateral and Guarantee Requirement with respect to such Material Real Property (subject to the limitations contained therein) no later than the date that is sixty (60) days (or, with respect to the Material Real Property located in Hawaii set forth on Schedule 3.05 hereto, ninety (90) days) (in each case, or such longer period as the Collateral Agent may agree in its discretion) after the later of (x) confirmation from the Lenders that flood due diligence and flood insurance compliance as required by Section 5.05 hereto has been completed and (y) the date above by which the Loan Parties are required to notify the Collateral Agent of the acquisition of such Material Real Property or of Material Real Property of a Person that becomes a Loan Party on or after the Closing Date. (c) As of (x) the Closing Date and (y) thereafter, concurrently with the delivery to the Admin- istrative Agents of the financial statements required pursuant to Section 5.01(a), the Company shall desig- nate such of its Restricted Subsidiaries that are organized or incorporated in an Agreed Security Jurisdiction as additional Guarantors to the extent necessary to ensure that the Obligations are guaranteed by material holding companies, being members of the Group that contribute, in the aggregate, a minimum of 80% of the Consolidated EBITDA, consolidated revenues and Consolidated Total Assets of the Group, in each case calculated on a consolidated basis and pursuant to generally accepted accounting principles (the “Collateral Coverage Requirement”). Upon designation of any such Restricted Subsidiary as an additional Guarantor in accordance with this Section 5.09(c), the Loan Parties and such designated Restricted Subsidiary shall comply with the other requirements of this Section 5.09 hereof and satisfy the Collateral and Guarantee Requirement with respect to such designated Restricted Subsidiary (within the applicable timeframes set forth in this Section 5.09, the definition of “Collateral and Guarantee Requirement” or any Collateral Doc- ument, as applicable), in each case subject to the applicable limitations set forth in this Agreement and the other Loan Documents. Notwithstanding the foregoing, the Collateral Agent shall not be required to release any Guarantor from its obligations under the Loan Documents solely as a result of compliance with the Collateral Coverage Requirement. (d) To the extent not completed prior to the Closing Date, the Company shall satisfy the re- quirements set forth on Schedule 5.09(d) on or prior to the dates set forth on such Schedule (or such later dates as shall be acceptable to the Collateral Agent). (e) Notwithstanding anything to the contrary contained herein, the aggregate amount of total assets of wholly owned Subsidiaries of the Company organized in an Agreed Security Jurisdiction that do 133 not become Guarantors solely because such Subsidiary is an Immaterial Subsidiary (and not because such Subsidiary satisfies any other clause of the definition of “Excluded Subsidiary”) shall not exceed 10.0% of the Consolidated Total Assets of the Company for the most recently ended Test Period (calculated on a Pro Forma Basis) for which financial statements have been delivered pursuant to Section 5.01(a) hereof (it being understood that the calculation of total assets for such purposes shall exclude any equity investment) and the Company may designate additional wholly owned Subsidiaries organized in an Agreed Security Jurisdiction as Guarantors in order to satisfy this requirement. SECTION 5.10. [Reserved]. SECTION 5.11. [Reserved] SECTION 5.12. Designation of Subsidiaries. Following the Closing Date, the Company may at any time designate any Restricted Subsidiary of the Company as an Unrestricted Subsidiary or any Unre- stricted Subsidiary as a Restricted Subsidiary; provided that (i) immediately before and immediately after such designation, no Event of Default shall have occurred and be continuing, and (ii) immediately after giving effect to such designation, the Consolidated Net Leverage Ratio, calculated on a Pro Forma Basis, shall not exceed 3.00 to 1.00. The designation of any Subsidiary as an Unrestricted Subsidiary after the Closing Date shall constitute an Investment by the Company therein at the date of designation in an amount equal to the fair market value of the Company’s or its Restricted Subsidiaries’, as applicable, Investments in such Unrestricted Subsidiary. The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute (i) the incurrence at the time of designation of any Investment, Indebtedness or Liens of such Subsidiary existing at such time and (ii) a return on any Investment by the Company or any of its Restricted Subsidiaries in Unrestricted Subsidiaries pursuant to the preceding sentence in an amount equal to the fair market value at the date of such designation of the Company’s or its Subsidiaries’, as applicable, Investment in such Subsidiary. Notwithstanding anything herein to the contrary, in no event shall any Sub- sidiary be designated as an Unrestricted Subsidiary if such Subsidiary owns any Material Intellectual Prop- erty. SECTION 5.13. Further Assurances. Promptly upon reasonable request by the Collateral Agent, the Company shall, or shall cause any applicable Loan Party to, (i) correct any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Intercreditor Agreement or any Collateral Document or other document or instrument relating to any Collateral, and (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as any Administrative Agent may reasonably request from time to time in order to carry out more effectively the purposes of any Intercreditor Agreement or the Collateral Documents, to the extent required pursuant to the Collateral and Guarantee Requirement and the Agreed Security Principles, as applicable, and in each case subject to any applicable limitations set forth herein or in any other Loan Document. ARTICLE VI Negative Covenants From the Closing Date until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated or been Cash Collateralized on terms reasonably satisfactory to the applicable Issuing Bank and all L/C Disbursements shall have been reimbursed, the Borrowers, jointly and severally, covenant and agree with the Lenders that: 134 SECTION 6.01. Indebtedness. The Company will not create, incur, or assume, and will not permit any Restricted Subsidiary to create, incur, or assume, any Indebtedness, except each of the following shall be permitted: (a) Indebtedness created under the Loan Documents; (b) Indebtedness existing on the Closing Date and set forth in Schedule 6.01 or that could be incurred on the Closing Date pursuant to commitments set forth in Schedule 6.01 and Permitted Refinancing Indebtedness in respect of Indebtedness permitted by this clause (b); (c) Indebtedness of (i) any Loan Party to any other Loan Party, (ii) any Restricted Subsidiary that is not a Loan Party to the Company or any other Restricted Subsidiary, and (iii) any Loan Party to any Restricted Subsidiary that is not a Loan Party; provided that any Indebtedness any Loan Party incurred in reliance on this subclause (iii) in an aggregate outstanding principal amount in excess of $10,000,000 (determined on an individual basis) shall be subordinated to the Obligations of the issuer of such Indebtedness; (d) Guarantees of Indebtedness of the Company or any Restricted Subsidiary, all to the extent permitted by Section 6.05; (e) Indebtedness incurred to finance the acquisition, construction, repair, replacement or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebt- edness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets and the proceeds and products thereof, accessions thereto and improvements thereon prior to the acquisition thereof, and any Permitted Refinancing Indebtedness in respect of Indebt- edness permitted by this clause (e); provided that the aggregate principal amount of Indebtedness incurred in reliance on this clause (e) then outstanding shall not exceed, at the time of incurrence thereof, the sum of (A) the greater of (x) $114,000,000 and (y) 30% of LTM Consolidated EBITDA (measured as of the date such Indebtedness is incurred) and (B) solely in the case of any Indebted- ness to finance the acquisition and construction of ships or vessels, $25,000,000; (f) Indebtedness in respect of letters of credit (including trade letters of credit), bank guarantees or similar instruments issued or incurred in the ordinary course of business, including in respect of card obligations or any overdraft and related liabilities arising from treasury, deposi- tory and cash management services or any automated clearing house transfers, workers compensa- tion claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; (g) Indebtedness in respect of letters of credit, bank guarantees or similar instruments for the account of Subsidiaries that are not Loan Parties; provided that at the time of incurrence thereof the aggregate principal amount of Indebtedness incurred in reliance on this (g) then out- standing shall not exceed the greater of (x) $57,000,000 and (y) 15% of LTM Consolidated EBITDA (measured as of the date such Indebtedness is incurred); (h) Permitted JV Guarantee Obligations; (i) (x) Indebtedness incurred in connection with grower loan programs; provided that at the time of incurrence thereof the aggregate principal amount of Indebtedness incurred in reliance on this (i) then outstanding shall not exceed the greater of (1) $133,000,000 and (2) 35% of LTM Consolidated EBITDA (measured as of the date such Indebtedness is incurred) and (y) unsecured 135 Indebtedness of the Company or any of its Restricted Subsidiaries evidenced by a Guarantee of Indebtedness permitted pursuant to preceding subclause (x) of this clause (i); (j) Indebtedness incurred pursuant to Permitted Receivables Facilities; provided that at the time of incurrence thereof the aggregate principal amount of Attributable Receivables In- debtedness incurred in reliance on this (j) then outstanding shall not exceed the greater of (i) $285,000,000 and (ii) 75% of LTM Consolidated EBITDA (measured as of the date such Indebt- edness is incurred); (k) Indebtedness of Subsidiaries that are not Loan Parties; provided that at the time of incurrence thereof the aggregate principal amount of Indebtedness incurred in reliance on this (k) then outstanding shall not exceed $150,000,000; (l) Indebtedness under Swap Agreements entered into in the ordinary course of busi- ness and not for speculative purposes; (m) Indebtedness in respect of bid, performance, surety, stay, customs, appeal or re- plevin bonds or performance and completion guarantees and similar obligations, including guaran- tees or obligations of the Company or any Restricted Subsidiary with respect to letters of credit, bank guarantees or similar instruments supporting such obligation, in each case, not in connection with Indebtedness for money borrowed; (n) Indebtedness in respect of judgments, decrees, attachments or awards that do not constitute an Event of Default under clause (k) of Article VII; (o) customer deposits and advance payments received in the ordinary course of busi- ness from customers of goods purchased in the ordinary course of business; (p) Indebtedness consisting of bona fide purchase price adjustments, earn-outs, de- ferred purchase price, indemnification obligations, obligations under deferred compensation, pay- ment obligations in respect of any non-compete, consulting or similar arrangement or similar ar- rangements and similar items incurred in connection with Dispositions, Permitted Acquisitions or other sales or purchases of assets not prohibited by Section 6.05 or 6.11; (q) (i) Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary and not created in contemplation thereof; provided that, immediately after giving effect to the acquisition of such Person, on a Pro Forma Basis the Consolidated Net Leverage Ratio as of the last day of the most recent fiscal period of the Company for which financial statements have been delivered pursuant to Section 5.01(a) or (b) prior to such time would not exceed 3.00 to 1.00 and (ii) any Permitted Refinancing Indebtedness in respect of Indebtedness permitted by this clause (q); (r) Indebtedness in the form of reimbursements owed to officers, directors, consult- ants and employees and obligations in respect of deferred compensation to officers and employees of the Company and its Restricted Subsidiaries; (s) Indebtedness consisting of obligations to make payments to current or former of- ficers, directors and employees, their respective estates, spouses or former spouses with respect to the cancellation, or to finance the purchase or redemption, of Equity Interests of the Company to the extent permitted by Section 6.04;

136 (t) Cash Management Obligations and other Indebtedness in respect of card obliga- tions, netting services, overdraft protections and similar arrangements in each case in connection with deposit accounts; (u) Indebtedness consisting of (i) the financing of insurance premiums with the pro- viders of such insurance or their affiliates or (ii) take-or-pay obligations contained in supply ar- rangements, in each case, in the ordinary course of business; (v) Non-U.S. Jurisdiction Deposits; (w) (i) additional Indebtedness of the Company or any of its Restricted Subsidiaries with no scheduled payments of principal occurring prior to the date that is 91 days after the Farm Credit Term Loan Maturity Date so long as (x) no Event of Default has occurred and is continuing or would arise immediately after giving effect thereto and (y) on a Pro Forma Basis the Consoli- dated Net Leverage Ratio (excluding the cash proceeds of the Indebtedness being incurred) as of the last day of the most recent fiscal period of the Company for which financial statements have been delivered pursuant to Section 5.01(a) or (b) prior to such time would not exceed 3.00 to 1.00 and (ii) any Permitted Refinancing Indebtedness in respect of Indebtedness permitted by this clause (w); provided that at the time of incurrence thereof the aggregate principal amount of Indebtedness of Restricted Subsidiaries that are not Loan Parties incurred in reliance on this (w) then outstanding shall not exceed the greater of (1) $57,000,000 and (2) 15% of LTM Consolidated EBITDA (meas- ured as of the date such Indebtedness is incurred) except as contemplated by the definition of “Per- mitted Refinancing Indebtedness”; (x) other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that at the time of incurrence thereof the aggregate principal amount of Indebtedness incurred in reliance on this (x) then outstanding shall not exceed the greater of (i) $57,000,000 and (ii) 15% of LTM Consolidated EBITDA (measured as of the date such Indebtedness is incurred); (y) Indebtedness in respect of Investments permitted by Section 6.05(t); (z) Incremental Substitute Indebtedness and any Permitted Refinancing Indebtedness in respect of Indebtedness permitted by this clause (z); (aa) Credit Agreement Refinancing Indebtedness and any Permitted Refinancing In- debtedness in respect of Indebtedness permitted by this clause (aa); (bb) additional unsecured Indebtedness of the Company consisting of unsecured guar- antees of (i) obligations (which guaranteed obligations do not themselves constitute Indebtedness) of one or more Restricted Subsidiaries of the Company, (ii) leases pursuant to which one or more Restricted Subsidiaries of the Company are the respective lessees and (iii) Indebtedness of the type permitted pursuant to clause (p); (cc) Indebtedness of the Company which may be deemed to exist under its non-quali- fied excess savings plan for employees; (dd) Indebtedness incurred under any uncommitted working capital facility of a Re- stricted Subsidiary that is not a Loan Party so long as (i) no amounts are outstanding under such working capital facility for a period of at least 30 consecutive days in each calendar year and (ii) such working capital facility does not at any time exceed $125,000,000 (or the equivalent thereof in the relevant currency); 137 (ee) Indebtedness incurred in connection with a sale-leaseback transaction permitted pursuant to Section 6.11(x); (ff) Indebtedness arising under a declaration of joint and several liability used for the purpose of section 2:403 Dutch Civil Code (and any residual liability under such declaration arising pursuant to section 2:404(2) Dutch Civil Code); (gg) Indebtedness arising by operation of law and as a result any of the Dutch Loan Parties part of the same fiscal unity (fiscale eenheid) for Dutch corporate income tax and/or Dutch VAT purposes, respectively; (hh) to the extent constituting Indebtedness, (i) contingent obligations arising under in- demnity agreements to title insurance companies to cause such title insurers to issue title insurance policies in the ordinary course of business with respect to any real property of the Company and its Restricted Subsidiaries and (iii) obligations in connection with repurchase agreements constituting Cash Equivalents at the time such Investment was made; and (ii) all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (a) through (hh) above. For purposes of determining compliance with this Section 6.01, (a) the outstanding principal amount of any item of Indebtedness shall be counted only once, and any obligation arising under any guar- antee, Lien, letter of credit or similar instrument supporting such Indebtedness incurred in compliance with this covenant shall be disregarded, and (b) if an item of Indebtedness meets the criteria of more than one of the categories described in clauses (a) through (ii) above, the Company may, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and may from time to time reclassify such item of Indebtedness in any manner in which such item could be incurred at the time of such reclassification. SECTION 6.02. Liens. The Company will not, and will not permit any Restricted Subsidiary to, create, incur, or assume any Lien on any Property now owned or hereafter acquired by it, except: (a) Permitted Encumbrances; (b) Liens pursuant to any Loan Document; (c) any Lien on any Property of the Company or any Restricted Subsidiary existing on the Closing Date and set forth in Schedule 6.02 and any modifications, replacements, renewals or extensions thereof; provided that (i) such Lien shall not apply to any other Property of the Company or any Restricted Subsidiary other than (A) improvements and after-acquired Property that is af- fixed or incorporated into the Property covered by such Lien or financed by Indebtedness permitted under Section 6.01, and (B) proceeds and products thereof, and (ii) such Lien shall secure only those obligations which it secures on the Closing Date and any Permitted Refinancing Indebtedness in respect thereof; (d) any Lien existing on any Property prior to the acquisition thereof by the Company or any Restricted Subsidiary or existing on any Property of any Person that becomes a Restricted Subsidiary after the Closing Date prior to the time such Person becomes a Restricted Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Restricted Subsidiary, as the case may be, (ii) such Lien shall not apply 138 to any other Property of the Company or any other Restricted Subsidiary (other than the proceeds or products thereof and other than improvements and after-acquired property that is affixed or in- corporated into the Property covered by such Lien) and (iii) such Lien shall secure only those ob- ligations which it secures on the date of such acquisition or the date such Person becomes a Re- stricted Subsidiary, as the case may be and Permitted Refinancing Indebtedness in respect thereof; (e) Liens on fixed or capital assets acquired, constructed, repaired, replaced or im- proved by the Company or any Restricted Subsidiary; provided that (i) such security interests se- cure Indebtedness permitted by clause (e) of Section 6.01, (ii) such security interests and the In- debtedness secured thereby (other than Permitted Refinancing Indebtedness permitted by clause (e) of Section 6.01) are incurred prior to or within two hundred seventy (270) days after such acquisi- tion or the completion of such construction, repair or replacement or improvement, (iii) the Indebt- edness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (iv) such security interests shall not, except as otherwise permitted by this Section 6.02, apply to any other Property of the Company or any Restricted Subsidiary except for accessions to such Property, Property financed by such Indebtedness and the proceeds and products thereof; provided further that individual financings of assets subject to such Liens provided by one lender may be cross-collateralized to other financings provided by such lender; (f) rights of setoff and similar arrangements and Liens in respect of Cash Management Obligations and rights in favor of depository and securities intermediaries (including rights of set- off) to secure obligations owed in respect of card obligations or any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds and fees and similar amounts related to bank accounts or securities accounts (including Liens securing letters of credit, bank guarantees or similar instruments supporting any of the foregoing); (g) any Lien entered into in connection with or incidental to a Permitted Receivables Facility permitted by Section 6.01(j); (h) Liens (i) on “earnest money” or similar deposits or other cash advances in connec- tion with acquisitions and other investments permitted by Section 6.05 or (ii) consisting of an agree- ment to Dispose of any Property in a Disposition permitted under Section 6.11 including customary rights and restrictions contained in such agreements; (i) Liens on cash and Cash Equivalents securing Indebtedness permitted by Sec- tion 6.01(l) or (g); (j) Liens on Property of Restricted Subsidiaries that are not Loan Parties in connection with Indebtedness of Restricted Subsidiaries that are not Loan Parties permitted by Section 6.01(g) or (k); (k) leases, licenses, subleases or sublicenses granted to others in the ordinary course of business which do not (i) interfere in any material respect with the business of the Company or any Restricted Subsidiary or (ii) secure any Indebtedness; (l) Liens (i) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and (ii) on specific items of inventory or other goods and proceeds thereof of any Person securing such Person’s obligations in respect of banker’s acceptances or letters of credit 139 issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or such other goods in the ordinary course of business; (m) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commer- cial Code on items in the course of collection and (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business, including Liens encumbering reasonable customary initial deposits and margin deposits; (n) Liens on property or Equity Interests (i) of any Subsidiary that is not a Loan Party and (ii) that do not constitute Collateral, which Liens secure Indebtedness and other obligations of such Subsidiary that is not a Loan Party permitted under Section 6.01; (o) Liens arising out of conditional sale, title retention, consignment or similar ar- rangements for sale of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business not prohibited by this Agreement; (p) Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 6.05; (q) rights of setoff relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business; (r) ground leases in respect of real property on which facilities owned or leased by the Company or any of its Restricted Subsidiaries are located and other Liens affecting the interest of any landlord (and any underlying landlord) of any real property leased by the Company or any Restricted Subsidiary; (s) Liens on equipment owned by the Company or any Restricted Subsidiary and lo- cated on the premises of any supplier and used in the ordinary course of business and not securing Indebtedness; (t) any restriction or encumbrance (including customary rights of first refusal and tag, drag and similar rights) with respect to the pledge or transfer of Equity Interests of (x) any Unre- stricted Subsidiary, (y) any Subsidiary that is not a wholly-owned Subsidiary or (z) the Equity Interests in any Person that is not a Subsidiary; (u) Liens not otherwise permitted by this Section 6.02, provided that a Lien shall be permitted to be incurred pursuant to this clause (u) only if at the time such Lien is incurred the aggregate principal amount of the obligations secured at such time (including such Lien) by Liens outstanding pursuant to this clause (u) would not exceed the greater of (x) $76,000,000 and (y) 20% of LTM Consolidated EBITDA (measured at the time of incurrence thereof); (v) Liens on any Property of (i) any Loan Party in favor of any other Loan Party and (ii) any Restricted Subsidiary that is not a Loan Party in favor of the Company or any other Re- stricted Subsidiary; (w) Liens on the Collateral of the Loan Parties securing Indebtedness of the Loan Par- ties permitted by Section 6.01(z) or (aa) so long as the holders of such Indebtedness, or a trustee or agent acting on their behalf, are parties to the First Lien Intercreditor Agreement or a Junior Lien Intercreditor Agreement, as applicable;

140 (x) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the ac- count of such Person to facilitate the purchase, shipment or storage of such inventory or other goods; (y) Liens arising from Uniform Commercial Code financing statement filings regard- ing operating leases or consignments entered into by the Company and its Restricted Subsidiaries in the ordinary course of business; (z) Liens, pledges or deposits made in the ordinary course of business to secure liabil- ity to insurance carriers; (aa) Liens securing insurance premiums financing arrangements; provided that such Liens are limited to the applicable unearned insurance premiums; (bb) restrictions imposed in the ordinary course of business and consistent with past practices on the sale or distribution of designated inventory pursuant to agreements with customers under which such inventory is consigned by the customer or such inventory is designated for sale to one or more customers; (cc) Liens over promissory notes evidencing grower loans pledged in favor of financial institutions securing Indebtedness permitted to be incurred pursuant to clause (i) of Section 6.01; (dd) Liens on the Collateral securing Indebtedness permitted by Section 6.01(w); pro- vided that such Liens are junior to the Liens securing the Obligations pursuant to the terms of a Junior Lien Intercreditor Agreement; (ee) Liens (i) on property or assets used to defease or to satisfy and discharge Indebt- edness and (ii) in favor of a trustee in an indenture relating to any Indebtedness to the extent such Liens secure only customary compensation and reimbursement obligations of such trustee; pro- vided that such defeasance or satisfaction and discharge is not prohibited by this Agreement; (ff) Liens arising in connection with sale-leaseback transactions permitted under Sec- tion 6.11; (gg) Liens on any Property securing Indebtedness permitted by Section 6.01(c), (t), (x), and (ee); provided, that, with respect to Liens securing Indebtedness permitted by Section 6.01(c) and (t), such Liens shall be subordinated to the Liens granted hereunder, to the extent the grantor is a Loan Party; (hh) any Lien or right of set-off arising under the general banking conditions (algemene bankvoorwaarden) (other than in respect of costs incurred in relation to administering of the re- spective bank accounts) of any member of the Dutch Bankers’ Association (Nederlandse Vereni- ging van Banken) or any foreign equivalent thereof; (ii) Liens on cash or Cash Equivalents (and the related escrow accounts) in connection with the issuance into (and pending the release from) escrow of any Credit Agreement Refinancing Indebtedness; 141 (jj) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; (kk) Liens securing letters of credit issued or incurred in the ordinary course of business and permitted pursuant to Section 6.01; and (ll) Liens in favor of a Farm Credit Bank on the Equity Interests, participation certificates, allocated or other surplus and any other equities of such Farm Credit Bank acquired by, held in the name of or held for the account of any Borrower in connection with any Indebtedness borrowed by such Borrower from such Farm Credit Bank. SECTION 6.03. Fundamental Changes. The Company will not, and will not permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate or dissolve (including, in each case, pursuant to a Division), except that: (a) any Subsidiary may be merged or consolidated with or into any Person and any Subsidiary may be liquidated or dissolved or change its legal form, in each case in order to con- summate any Investment otherwise permitted by Section 6.05 or Disposition otherwise permitted by Section 6.11; provided that if any Borrower is a party to any such merger or consolidation trans- action, such Borrower shall be the surviving Person in such merger or consolidation; (b) any Loan Party may merge or consolidate with any other Person in a transaction in which a Loan Party is the surviving Person in such merger or consolidation; (c) any Subsidiary that is not a Loan Party may merge or consolidate with (i) any other Subsidiary that is not a Loan Party or (ii) any Loan Party in a transaction in which a Loan Party is the surviving Person in such merger or consolidation; (d) the Company may be consolidated with or merged into any Person; provided that any Investment in connection therewith is otherwise permitted by Section 6.05; and provided fur- ther that, simultaneously with such transaction, (x) the Person formed by such consolidation or into which the Company is merged shall expressly assume all obligations of the Company under the Loan Documents, (y) the Person formed by such consolidation or into which the Company is merged shall be a corporation, limited liability company or limited partnership organized under the laws of Ireland or the United States and shall take all actions as may be required to preserve the enforceability of the Loan Documents and validity and perfection of the Liens of the Collateral Documents and (z) the Company shall have delivered to each Administrative Agent an officer’s certificate and an opinion of counsel, each stating that such merger or consolidation and such sup- plement to this Agreement or any Collateral Document comply with this Agreement; and (e) (i) any Restricted Subsidiary that is not a Loan Party and (ii) any Restricted Sub- sidiary that is a Loan Party (other than any Borrower) may liquidate or dissolve if the Company determines in good faith that such liquidation or dissolution is in the best interests of the Company and is not materially disadvantageous to the Lenders, so long as, in the case of clause (ii) only, (x) such Restricted Subsidiary is an Immaterial Subsidiary and (y) on a Pro Forma Basis after giving effect to such dissolution, the Collateral Coverage Requirement and the requirement set forth in Section 5.09(e) are satisfied. SECTION 6.04. Restricted Payments. The Company will not, and will not permit any of its Re- stricted Subsidiaries to, declare or make any Restricted Payment, except: 142 (a) the Company or any Restricted Subsidiary may declare and pay dividends or other distri- butions with respect to its Equity Interests payable solely in Qualified Equity Interests; (b) each Restricted Subsidiary may make Restricted Payments to the Company or any other Restricted Subsidiary (and, in the case of a Restricted Payment by a non-wholly-owned Restricted Subsid- iary, to the Company and any other Restricted Subsidiary and to each other owner of Equity Interests of such Restricted Subsidiary based on their relative ownership interests of such Equity Interests); (c) the Company may make Restricted Payments pursuant to and in accordance with stock option plans or other benefit plans for present or former officers, directors, consultants or employees (or any affiliates, spouses, former spouses, other immediate family members, successors, executors, adminis- trators, heirs, legatees or distributees thereof) of the Company and its Subsidiaries in an amount not to exceed (i) $40,000,000 in any Fiscal Year (with any unused amount of such base amount available for use in the next two succeeding Fiscal Years, subject to a maximum of $80,000,000), plus (ii) all net cash pro- ceeds obtained from any key-man life insurance policies received by the Company or its Restricted Sub- sidiaries, plus (iii) the cash proceeds from the sale of Equity Interests (other than Disqualified Equity Inter- ests) of the Company, in each case to any future, present or former employees, directors, managers or con- sultants of the Company or any of its Subsidiaries that occurs after the Closing Date; provided that the amount of such cash proceeds utilized for any such repurchase, retirement or other acquisition or retirement for value will not increase the Available Amount; provided, that cancellation of Indebtedness owing in connection with a repurchase of Equity Interests of the Company will not be deemed to constitute a Re- stricted Payment for purposes of this covenant or any other provision of this Agreement; provided, further, that, the Company may elect to apply all or any portion of the aggregate increases contemplated by clauses (ii)-(iv) in any Fiscal Year; (d) to the extent constituting Restricted Payments, the Company and the Restricted Subsidiar- ies may enter into and consummate transactions expressly permitted by any provision of Section 6.03, 6.05 (other than Section 6.05(r)), 6.07 (other than Section 6.07(a)) or 6.11 (other than Section 6.11(e)); (e) repurchases of Equity Interests in the Company or any Restricted Subsidiary deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants; (f) the Company may cancel a portion of any equity compensation award in connection with the payment of withholding taxes by the Company and its Restricted Subsidiaries thereon on behalf of employees, officers and directors of the Company and its Subsidiaries; (g) the Company may make other Restricted Payments in an aggregate amount after the Clos- ing Date not to exceed the sum of (x) the greater of (i) $28,500,000 and (ii) 7.5% of LTM Consolidated EBITDA (calculated at the time such Restricted Payment is made) less the aggregate principal amount of Specified Indebtedness repurchased or prepaid pursuant to Section 6.06(a)(iv)(A) after the Closing Date, plus (y) the Available Amount and, at the Company’s option, the amount of cash received by the Company in respect of Investments made pursuant to Section 6.05(l) after the Closing Date (not to exceed the amount originally contributed to the Company as the basis for making such Investments) that have not been other- wise been applied; provided that the Company may only make the Restricted Payments permitted under the foregoing clause (g) so long as (A) no Event of Default has occurred and is continuing or would arise immediately after giving effect to such Restricted Payment and (B) if such Restricted Payment is made in reliance of clause (iii) of the Available Amount pursuant to clause (g)(y) above, after giving pro forma effect to such Restricted Payment, the Consolidated Net Leverage Ratio as of the last day of the most recent fiscal period of the Company for which financial statements have been delivered pursuant to Section 5.01(a) or (b) prior to such time would not exceed 3.00 to 1.00; 143 (h) the payment of cash in lieu of the issuance of fractional shares in connection with the ex- ercise of warrants, options or other securities convertible into or exercisable for Qualified Equity Interests of the Company; (i) [reserved]; (j) Restricted Payments may be made pursuant to this Section 6.04 within sixty days after date of declaration of any such Restricted Payment if such Restricted Payment was permitted on the date of declaration thereof (it being understood such Restricted Payment shall be deemed to have made under the applicable exception that it would have been permitted to be made under on such date of declaration for purposes of determining utilization thereunder); (k) payments in respect of withholding or similar Taxes payable by any future, present or for- mer employee, director, manager or consultant relating to their acquisition of, or exercise of options relating to, Equity Interests of the Company; (l) [reserved]; (m) [reserved;] (n) so long as no Event of Default shall have occurred and is continuing or would result there- from, Restricted Payments used to make quarterly dividends on the common stock or common Equity In- terests of the Company of such common stock or common Equity Interests, in an aggregate amount not to exceed $50,000,000 during any calendar year; (o) [reserved]; (p) so long as no Event of Default shall have occurred and is continuing or would result there- from, additional Restricted Payments; provided that, after giving effect thereto on a Pro Forma Basis, the Consolidated Net Leverage Ratio as of the last day of the most recent fiscal period of the Company for which financial statements have been delivered pursuant to Section 5.01(a) or (b) prior to such time would not exceed 2.50 to 1.00; and (q) Restricted Payments made with proceeds of issuances of, or capital contributions with re- spect to, Qualified Equity Interests of the Company to the extent contributed to the Company and not in- cluded in the Available Amount or utilized as the basis for any other Investment, Restricted Payment or payment in respect of Specified Indebtedness. For purposes of determining compliance with this covenant, in the event that a Restricted Payment (or portion thereof) meets the criteria of more than one of the categories described in clauses (a) through (q) above, the Company will be entitled to classify such Restricted Payment on the date of its payment and/or later reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment (or portion thereof) in any manner that complies with this Section 6.04. The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non- cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Com- pany acting in good faith.

144 SECTION 6.05. Investments. The Company will not, and will not allow any of its Restricted Sub- sidiaries to make or hold any Investments, except: (a) Investments by the Company or a Restricted Subsidiary in cash and Cash Equiva- lents; (b) loans or advances to officers, directors, consultants and employees of the Company and the Restricted Subsidiaries (i) for reasonable and customary business-related travel, entertain- ment, relocation and analogous ordinary business purposes, (ii) in connection with such Person’s purchase of Equity Interests of the Company, provided that the amount of such loans and advances shall be contributed to the Company in cash as common equity, and (iii) for purposes not described in the foregoing subclauses (i) and (ii), in an aggregate principal amount outstanding not to exceed $10,000,000; (c) Investments by (i) any Loan Party in any Loan Party, (ii) any Restricted Subsidiary that is not a Loan Party in the Company or any Restricted Subsidiary, (iii) any Loan Party in any Restricted Subsidiary that is not a Loan Party, (iv) the Company or any Restricted Subsidiary in any Unrestricted Subsidiary or joint venture, and (v) any Unrestricted Subsidiary prior to the date on which such Unrestricted Subsidiary is designated as a Restricted Subsidiary, so long as such Investments were not made in contemplation of the designation of such Unrestricted Subsidiary as a Restricted Subsidiary; provided that at the time of the making of any such Investment in reliance on the foregoing subclause (iii) the aggregate then outstanding amount of all such Investments made in reliance on the foregoing subclause (iii) (excluding any intercompany accounts payable and receivable, guarantee fees and transfer pricing arrangements) shall not exceed the greater of $100,000,000 and (y) 25% of LTM Consolidated EBITDA (measured at the time such Investment is made); provided further that at the time of the making of any such Investment in reliance on the foregoing subclause (iv) the aggregate then outstanding amount of all such Investments made pur- suant in reliance on the foregoing subclause (iv) (excluding any intercompany accounts payable and receivable, guarantee fees and transfer pricing arrangements) shall not exceed the greater of $57,000,000 and (y) 15% of LTM Consolidated EBITDA (measured at the time such Investment is made); (d) (i) Investments consisting of extensions of credit in the nature of accounts receiv- able or notes receivable arising from the grant of trade credit in the ordinary course of business, and (ii) Investments (including debt obligations and Equity Interests) received in satisfaction or partial satisfaction thereof from financially troubled account debtors and other credits to suppliers in the ordinary course of business or received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business or upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment; (e) Investments resulting from the receipt of promissory notes and other non-cash con- sideration in connection with any Disposition permitted by Section 6.11(c)(i), (i), (j), (k), (l) or (n) or Restricted Payments permitted by Section 6.04; (f) (i) Investments existing or contemplated on the Closing Date and set forth on Schedule 6.05(f) and any modification, replacement, renewal, reinvestment or extension thereof, and (ii) Investments existing on the Closing Date by the Company or any Restricted Subsidiary in the Company or any other Restricted Subsidiary and any modification, renewal or extension thereof; provided that the amount of the original Investment is not increased except by the terms of such Investment or as otherwise permitted by this Section 6.05; 145 (g) Investments in Swap Agreements permitted under Section 6.01(l); (h) Permitted Acquisitions, including, for the avoidance of doubt, any Investment in any Restricted Subsidiary in an amount required to permit such Restricted Subsidiary to consum- mate a Permitted Acquisition, which amount is actually applied by such Restricted Subsidiary to consummate such Permitted Acquisition substantially concurrently with the making of such Invest- ment; (i) Investments in the ordinary course of business in prepaid expenses, negotiable in- struments held for collection and lease, utility and worker’s compensation, performance and other similar deposits provided to third parties; (j) Investments in the ordinary course of business consisting of endorsements for col- lection or deposit; (k) Investments in the ordinary course of business consisting of the licensing or con- tribution of intellectual property pursuant to development, marketing or manufacturing agreements or arrangements or similar agreements or arrangements with other Persons; (l) any Investment; provided that the amount of such Investment (valued at cost) does not exceed the Available Amount at the time such Investment is made; provided further that no Event of Default has occurred and is continuing at the time such Investment is made or would arise immediately after giving effect to such Investment; (m) advances of payroll payments, fees or other compensation to officers, directors, consultants or employees, in the ordinary course of business and Investments made pursuant to employment and severance arrangements of officers and employees in the ordinary course of busi- ness and transactions pursuant to stock option plans and employee benefit plans and arrangements in the ordinary course of business; (n) Investments to the extent that payment for such Investments is made solely with Qualified Equity Interests of the Company; (o) Investments held by a Restricted Subsidiary acquired after the Closing Date or of a Person merged into the Company or merged or consolidated with a Restricted Subsidiary in ac- cordance with Section 6.03 after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation; (p) lease, utility and other similar deposits in the ordinary course of business; (q) loans or advances by the Company or any Restricted Subsidiary of the Company in connection with grower loan programs; provided that at the time any such loan or advance is made the aggregate then outstanding principal amount of all such loans and advances made in re- liance on this clause (q) shall not exceed the greater of (x) $190,000,000 and (y) 50% of LTM Consolidated EBITDA (measure at the time such loan or advance is made), determined without regard to write-downs or write-offs thereof; (r) Investments resulting from the creation of a Lien permitted under Section 6.02 and Investments resulting from Dispositions permitted under Section 6.03(b), Section 6.11(j) or Section 146 6.11(k), Restricted Payments permitted under Section 6.04 and payments in respect of Indebtedness not prohibited by Section 6.06; (s) transfers of Receivables Related Assets in connections with Permitted Receivables Facilities and any other customary Investments in connection with any Permitted Receivables Fa- cilities; (t) any Investment; provided that an Investment shall be permitted to be made pursu- ant to this clause (t) only if at the time such Investment is made the aggregate amount of Invest- ments outstanding at such time (including such Investment) made in reliance on this clause (t) would not at such time exceed the greater of (x) $100,000,000 and (y) 25% of LTM Consolidated EBITDA (measured at the time such Investment is made); (u) any equity Investment by any Loan Party in any Restricted Subsidiary of such Loan Party which is required by Law to maintain a minimum net capital requirement or as may be oth- erwise required by applicable Law; (v) Investments made with proceeds of issuances of, or capital contributions with re- spect to, Qualified Equity Interests of the Company, in each case, to the extent contributed to the Company and not included in the Available Amount or utilized as the basis for any other Invest- ment, Restricted Payment or payment in respect of Specified Indebtedness; (w) (i) Guarantees permitted or not prohibited by Section 6.01, (ii) Guarantees by (A) any Loan Party of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case, entered into by any Restricted Subsidiary in the ordinary course of business and (B) any Restricted Subsidiary that is not a Loan Party of operating leases (other than Capital Lease Obligations) or of obligations that do not constitute Indebtedness, in each case, entered into by any Restricted Subsidiary that is not a Loan Party in the ordinary course of business; and (iii) Guarantees incurred in respect of customary indemnification and pur- chase price adjustment obligations of any Loan Party or Restricted Subsidiary incurred in connec- tion with Dispositions or Investments permitted by this Agreement; (x) so long as no Event of Default exists at the time such investment is made or would result therefrom, additional Investments; provided that, after giving effect thereto on a Pro Forma Basis, the Consolidated Net Leverage Ratio as of the last day of the most recent fiscal period of the Company for which financial statements have been delivered pursuant to Section 5.01(a) or (b) prior to such time would not exceed 2.75 to 1.00; and (y) Investments in Restricted Subsidiaries in connection with internal reorganizations and/or restructurings and activities related to tax planning; provided that, immediately after giving effect to any such reorganization, restructuring or activity, neither the value of the guaranties pro- vided by the Guarantors, taken as a whole, nor the value of the security interest of the Collateral Agent in the Collateral, taken as a whole, is materially impaired; (z) Permitted JV Guarantee Obligations; (aa) Investments in Equity Interests of Farm Credit Banks that are Lenders hereunder to the extent required pursuant to the internal policies of such Farm Credit Banks in connection with making its Loans hereunder; and 147 (bb) Investments made by the Company and the Restricted Subsidiaries with the Net Cash Proceeds of any Asset Sale or Casualty Event to the extent such proceeds are applied in ac- cordance with Section 2.10(b)(i) (to the extent required by such Section); provided, however, notwithstanding anything herein to the contrary, in no event shall (x) any Loan Party or any Restricted Subsidiary of a Loan Party contribute, or otherwise make any Investment of, any Material Intellectual Property in or to any Unrestricted Subsidiary, or (y) any Loan Party contribute, or otherwise make any Investment of, any Material Intellectual Property in or to any Subsidiary that is not a Loan Party. For purposes of covenant compliance with this Section 6.05, the amount of any Investment shall be the aggregate investment at the time such Investment is made, without adjustment for subsequent in- creases or decreases in the value of such Investment or accrued and unpaid interest or cash dividends thereon, less all dividends or other cash distributions or any other amount paid, repaid, returned, distributed or otherwise received in cash in respect of such Investment. For the avoidance of doubt, if an Investment would be permitted under any provision of this Section 6.05 (other than Section 6.05(h)) and as a Permitted Acquisition, such Investment need not satisfy the requirements otherwise applicable to Permitted Acquisi- tions unless such Investment is consummated in reliance on Section 6.05(h). For purposes of determining compliance with this Section 6.05, in the event that an Investment (or portion thereof) meets the criteria of more than one of the categories described in clauses (a) through (bb) above, the Company will be entitled to classify such Investment on the date of its payment or later reclassify (based on circumstances existing on the date of such reclassification) such Investment (or portion thereof) in any manner that complies with this Section 6.05. SECTION 6.06. Prepayments, Etc. of Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, voluntarily prepay, redeem, purchase, defease or otherwise satisfy, in each case in cash prior to the scheduled maturity thereof in any manner (it being understood that payments of regularly scheduled interest, paid-in-kind in- terest, and payments of fees, expenses and indemnification obligations as and when due shall be permitted) any Specified Indebtedness or make any payment in violation of any subordination terms of any Specified Indebtedness, except (i) refinancing of Specified Indebtedness with the Net Cash Proceeds of any Permitted Refinancing Indebtedness in respect thereof, (ii) payments upon the conversion of any Specified Indebted- ness to cash or Qualified Equity Interests of the Company in accordance with its terms and the repurchase of any Specified Indebtedness required by the terms thereof, (iii) the prepayment of Indebtedness of the Company or any Restricted Subsidiary to the Company or any Restricted Subsidiary, (iv) prepayments, redemptions, purchases, defeasances and other payments in respect of Specified Indebtedness after the Closing Date, in an aggregate amount not to exceed the sum of (A) the greater of (x) $28,500,000 and (y) 7.5% of LTM Consolidated EBITDA (measured at the time such prepayment, redemption, purchase, de- feasance or other payment is made) minus the amount of Restricted Payments made pursuant to Sec- tion 6.04(g)(x) plus (B) the Available Amount and, at the Company’s option, the amount of cash received in respect of Investments made pursuant to Section 6.05(l) (not to exceed the amount originally contributed to the Company as the basis for making such Investments) that have not been otherwise been applied so long as (A) no Event of Default has occurred and is continuing or would arise after giving effect to such prepayment, redemption, purchase, defeasance or other payment and (B) in the case of any such prepay- ment, redemption, purchase, defeasance or other payment made in reliance on clause (iii) of the Available Amount pursuant this Section 6.06(a)(iv)(B), after giving pro forma effect to such prepayment, redemption, purchase, defeasance or other payment, the Consolidated Net Leverage Ratio as of the last day of the most recent fiscal period of the Company for which financial statements have been delivered pursuant to Sec- tion 5.01(a) or (b) prior to such time would not exceed 3.00 to 1.00, (v) the prepayments of Indebtedness of Restricted Subsidiaries that are not Loan Parties by Restricted Subsidiaries that are not Loan Parties, (vi) as part of an applicable high yield discount obligation catch-up payment, (vii) prepayments, redemptions,

148 purchases, defeasances and other payments with respect to or to effect the Transactions, (viii) prepayments, redemptions, purchases, defeasances and other payments in respect of Specified Indebtedness with proceeds from Qualified Equity Interests not added to the Available Amount, and (ix) so long as no Event of Default exists at the time of any such prepayment, redemption, purchase, defeasance or other payment or would result therefrom, additional prepayments, redemptions, purchases defeasances, or other payments; provided that, after giving effect thereto on a Pro Forma Basis, the Consolidated Net Leverage Ratio as of the last day of the most recent fiscal period of the Company for which financial statements have been delivered pursuant to Section 5.01(a) or (b) prior to such time would not exceed 2.50 to 1.00. For purposes of determining compliance with this Section 6.06(a), in the event that a prepayment, redemp- tion, purchases, defeasance or other payment (or portion thereof) meets the criteria of more than one of the categories described in clauses (i) through (xi) above, the Company will be entitled to classify such prepay- ment on the date of its payment or later reclassify (based on circumstances existing on the date of such reclassification) such prepayment (or portion thereof) in any manner that complies with this Section 6.06(a). (b) The Company will not, and will not permit any of its Restricted Subsidiaries to, amend, modify or change in any manner materially adverse to the interests of the Lenders any term or condition of any Specified Indebtedness. SECTION 6.07. Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease or otherwise transfer any Property to, or purchase, lease or other- wise acquire any Property from, or otherwise engage in any other transactions with, any of its Affiliates involving aggregate payments in excess of $15,000,000, except (a) at prices and on terms and conditions substantially as favorable to the Company or such Restricted Subsidiary (in the good faith determination of the Company) as could reasonably be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among the Company and its Restricted Subsidiaries and any entity that becomes a Restricted Subsidiary as a result of such transaction not involving any other Affiliate, (c) the payment of customary compensation and benefits and reimbursements of out-of-pocket costs to, and the provision of indemnity on behalf of, directors, officers, consultants, employees and members of the boards of directors (or similar governing body) of the Company or such Restricted Subsidiary, (d) loans and advances to of- ficers, directors, consultants and employees in the ordinary course of business, (e) Investments, Restricted Payments and other payments, contributions and loans permitted under Section 6.04, 6.05 or 6.06, (f) em- ployment, incentive, benefit, consulting and severance arrangements entered into in the ordinary course of business with officers, directors, consultants and employees of the Company or its Restricted Subsidiaries, (g) the transactions pursuant to the agreements set forth in Schedule 6.07 or any amendment thereto to the extent such an amendment, taken as a whole, is not adverse to the Lenders in any material respect (as determined in good faith by the Company), (h) the Transactions, (i) the issuance of Qualified Equity Inter- ests of the Company and the granting of registration or other customary rights in connection therewith, (j) the existence of, and the performance by the Company or any Restricted Subsidiary of its obligations under the terms of, any limited liability company agreement, limited partnership or other organizational document or securityholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Closing Date and which is set forth on Schedule 6.07, and similar agreements that it may enter into thereafter, provided that the existence of, or the performance by the Company or any Restricted Subsidiary of obligations under, any amendment to any such existing agree- ment or any such similar agreement entered into after the Closing Date shall only be permitted by this Section 6.07(j) to the extent not more adverse to the interest of the Lenders in any material respect when taken as a whole (in the good faith determination of the Company) than any of such documents and agree- ments as in effect on the Closing Date, (k) consulting services to joint ventures in the ordinary course of business and any other transactions between or among the Company, its Restricted Subsidiaries and joint ventures in the ordinary course of business, (l) transactions with landlords, customers, clients, suppliers, joint venture partners or purchasers or sellers of goods and services, in each case in the ordinary course of 149 business and not otherwise prohibited by this Agreement and (m) the provision of services to directors or officers of the Company or any of its Restricted Subsidiaries of the nature provided by the Company or any of its Restricted Subsidiaries to customers in the ordinary course of business or transactions substantially similar to those that have been disclosed in the Company’s annual proxy statements filed with the SEC. SECTION 6.08. Changes in Fiscal Year. Except with the written consent of each Administrative Agent then party hereto, the Company will not change its fiscal year end (except to a fiscal year ending December 31). SECTION 6.09. Financial Covenant. Except with the written consent of the Required Lenders, the Company will not permit the Consolidated Net Leverage Ratio to be greater than 4.00 to 1.00 as of the last day of any Fiscal Quarter of the Company. SECTION 6.10. Restrictive Agreements. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon the ability of any Restricted Subsidiary that is not a Guarantor to pay dividends or other distributions with respect to holders of its Equity Interests; provided that the foregoing shall not apply to (i) prohibitions, restrictions and conditions imposed by law or by this Agreement or any other Loan Document and any Permitted Refinancing Indebtedness in respect thereof, (ii) prohibitions, restrictions and conditions existing on the Closing Date (or any extension, refi- nancing, replacement or renewal thereof or any amendment or modification thereto that is not, taken as a whole, materially more restrictive (in the good faith determination of the Company) than any such re- striction or condition), (iii) prohibitions, restrictions and conditions arising in connection with any Dispo- sition permitted by Section 6.11 with respect to the Property subject to such Disposition, (iv) customary prohibitions, restrictions and conditions contained in agreements relating to a Permitted Receivables Facil- ity, (v) agreements or arrangements binding on a Restricted Subsidiary at the time such Restricted Subsid- iary becomes a Restricted Subsidiary of the Company or any permitted extension, refinancing, replacement or renewal of, or any amendment or modification to, any such agreement or arrangement so long as any such extension, refinancing, renewal, amendment or modification is not, take as a whole, materially more restrictive (in the good faith determination of the Company) than such agreement or arrangement, (vi) pro- hibitions, restrictions and conditions set forth in Indebtedness of a Restricted Subsidiary that is not a Loan Party which is permitted by this Agreement, (vii) agreements or arrangements that are customary provisions in joint venture agreements and other similar agreements or arrangements applicable to joint ventures, (viii) prohibitions, restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such prohibitions, restrictions or conditions apply only to the Restricted Subsidiaries incurring or Guaranteeing such Indebtedness, (ix) customary provisions in leases, subleases, licenses, sublicenses or permits so long as such prohibitions, restrictions or conditions relate only to the property subject thereto, (x) customary provisions in leases restricting the assignment or subletting thereof, (xi) customary provisions restricting assignment or transfer of any contract entered into in the ordinary course of business or otherwise permitted hereunder, (xii) prohibitions, restrictions or conditions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business, (xiii) prohibitions, restrictions or conditions imposed by a Lien permitted by Section 6.02 with respect to the transfer of the Property subject thereto, (xiv) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business, (xv) any limitation or prohi- bition on the disposition or distribution of assets or property in asset sale agreements, stock sale agreements and other similar agreements, which limitation or prohibition is applicable only to the assets that are the subject of such agreements and (xvi) prohibitions, restrictions or conditions on cash or other deposits im- posed by customers under contracts entered into in the ordinary course of business. 150 SECTION 6.11. Dispositions. The Company will not, and will not permit any Restricted Subsid- iary to, make any Disposition, except: (a) Dispositions of obsolete, damaged, surplus or worn out Property and Dispositions of property no longer used or useful in the conduct of the business of the Company and the Re- stricted Subsidiaries, in each case, in the ordinary course of business; (b) Dispositions of inventory and other assets in the ordinary course of business; (c) Dispositions of Property to the extent that (i) such Property is exchanged for credit against the purchase price of similar replacement Property or (ii) the proceeds of such Disposition are promptly applied to the purchase price of such replacement Property; (d) Dispositions of Property (including the issuance of Equity Interests) (i) to the Com- pany or to a Restricted Subsidiary; provided that if the transferor of such Property is a Loan Party, the transferee thereof must be a Loan Party, (ii) to the extent such transaction constitutes an Invest- ment permitted under Section 6.05 and (iii) consisting of Equity Interests of Subsidiaries that are not Loan Parties to other Subsidiaries that are not Loan Parties; (e) Dispositions permitted by Sections 6.03 (other than Section 6.03(a)), 6.04 and 6.05 and Liens permitted by Section 6.02 and Dispositions of Permitted Receivables Facility Assets (in- cluding any Receivables Related Assets) in connection with Permitted Receivables Facilities; (f) Dispositions of cash and Cash Equivalents (or other assets that were Cash Equiv- alents when the original Investment was made) in the ordinary course of business; (g) Dispositions of accounts receivable in connection with the collection or compro- mise thereof; (h) Dispositions of Investments made pursuant to Section 6.05(v); (i) transfers of Property to the extent subject to Casualty Events; (j) any Disposition of Property; provided that so long as (i) at the time of such Dispo- sition (other than any such Disposition made pursuant to a legally binding commitment entered into at a time when no Event of Default exists), no Event of Default shall exist or would result from such Disposition and (ii) with respect to any Disposition pursuant to this clause (j) for a purchase price in excess of $20,000,000 (other than the Vegetables Sale), the Company or a Restricted Sub- sidiary shall receive not less than 75% of such consideration in the form of cash or Cash Equiva- lents; provided, however, that for the purposes of this clause (ii), each of the following shall be deemed to be cash: (A) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet provided hereunder or in the footnotes thereto) of the Company or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the payment in cash of the Obligations, that are assumed by the transferee with respect to the applicable Disposition and for which the Company and all of the Restricted Subsidiaries shall have been validly released by all applicable creditors in writing, (B) any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of the applicable Disposition, and (C) Designated Non-Cash Consideration in an aggregate amount not to exceed the greater of (x) $57,000,000 and (y) 15% of LTM Consolidated EBITDA (measured at the time such Disposition is consummated); 151 (k) other Dispositions of Property after the Closing Date in an aggregate amount not to exceed the greater of (x) $28,500,000 and (y) 7.5% of LTM Consolidated EBITDA (measured at the time such Disposition is consummated); (l) Dispositions of Investments in, and issuances of any Equity Interests in, joint ven- tures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements; (m) any Restricted Subsidiary may liquidate or dissolve if the Company determines in good faith that such liquidation or dissolution is in the best interests of the Company and is not materially disadvantageous to the Lenders; (n) so long as no Event of Default has occurred and is continuing, the Company and its Restricted Subsidiaries may transfer inventory in a non-cash or cash transfer to Restricted Sub- sidiaries of the Company in the ordinary course of its business; (o) so long as no Event of Default exists at the time of the respective transfer or im- mediately after giving effect thereto, Loan Parties shall be permitted to transfer additional assets (other than inventory, cash, Cash Equivalents and Equity Interests in any Loan Party) to other Re- stricted Subsidiaries of the Company, so long as cash in an amount at least equal to the fair market value of the assets so transferred is received by the respective transferor; (p) the Company and its Restricted Subsidiaries may sell or exchange specific items of equipment, in connection with the exchange or acquisition of replacement items of equipment which are useful in the business of the Company or any of its Restricted Subsidiaries; (q) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind in the ordinary course of business; (r) Dispositions made to comply with any order of any Governmental Authority or any applicable Law; (s) any sale of motor vehicles and information technology equipment purchased at the end of an operating lease and resold thereafter; (t) any Subsidiary may issue Equity Interests to qualified directors where required by applicable Law or to satisfy other requirements of applicable law with respect to ownership of Capital Stock in Subsidiaries; (u) the sale or issuance of the Equity Interests of any Subsidiary (other than a Loan Party) to any other Subsidiary including in connection with any tax restructuring activities not oth- erwise prohibited hereunder; (v) terminations or the unwinding of any Swap Agreement permitted hereunder; (w) the Disposition of the Equity Interests in, Indebtedness of, or other securities issued by, an Unrestricted Subsidiary; and (x) the Company, or any of its Restricted Subsidiaries may sell or transfer any property to any other Person that the Company or any of its Restricted Subsidiaries leases or intends to lease such property for substantially the same purpose as the property which has been or is to be sold or

152 transferred so long as such transaction is either (i) a capital lease or purchase money Indebtedness permitted by Section 6.01, or (ii)(A) made for cash consideration or Qualified Equity Interests or the proceeds of an issuance of Qualified Equity Interests, (B) the Company or its applicable Sub- sidiary would otherwise be permitted to enter into, and remain liable under, the applicable under- lying lease and (C) the aggregate fair market value (as determined by the Company in good faith) of the assets sold subject to all sale and leaseback transactions under this clause (x) shall not exceed the greater of $100,000,000 and 25% of LTM Consolidated EBITDA (determined at the time such sale and leaseback is consummated); provided that any Disposition of any Property to the extent classified pursuant to one or more of Sections 6.11(j) and (k) shall be for no less than the fair market value of such Property at the time of such Disposition in the good faith determination of the Company; and provided, further, notwithstanding anything herein to the contrary, in no event shall (x) any Loan Party or any Restricted Subsidiary of a Loan Party make any Disposition of Material Intellectual Property to any Unrestricted Subsidiary, or (y) any Loan Party make any Disposition of Material Intellectual Property to any Subsidiary that is not a Loan Party. SECTION 6.12. Lines of Business. The Company will not, and will not permit any of its Restricted Subsidiaries to, engage to any material extent in any business other than a Permitted Business. SECTION 6.13. [Reserved]. SECTION 6.14. Use of Proceeds. (a) No Borrower shall use any part of the proceeds of any Loan or Letter of Credit, whether directly or knowingly indirectly, for any purpose that entails a violation of any of the regulations of the Board, including Regulations T, U and X. (b) No Borrower shall, directly or knowingly indirectly, use the proceeds of the Loans or Let- ters of Credit, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person partic- ipating in the Loans or Letters of Credit, whether as an Administrative Agent, Issuing Bank, Lender, ar- ranger, underwriter, advisor, investor, or otherwise), or (iii) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Anti-Corruption Laws that may be applicable. ARTICLE VII Events of Default If any of the following events (each an “Event of Default”) shall occur and be continuing: (a) any Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any L/C Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise; (b) any Borrower shall fail to pay (i) any interest on any Loan or any L/C Borrowing or any fee when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five (5) Business Days or (ii) any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement when and as the same shall 153 become due and payable, and such failure shall continue unremedied for a period of five (5) Busi- ness Days after notice to the Company by any Administrative Agent; (c) any representation, warranty or statement made or deemed made by any Loan Party herein or in any other Loan Document or in any statement or certificate delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; (d) the Company or any Restricted Subsidiary shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02(a), Section 5.03 (solely with respect to the existence of the Borrowers), or Article VI; (e) any Loan Party or any Restricted Subsidiary, as applicable, shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those spec- ified in clause (a), (b) or (d) of this Article) or any other Loan Document, and such failure shall continue unremedied for a period of thirty (30) days after written notice thereof from any Admin- istrative Agent to the Company; (f) (i) the Company or any Material Subsidiary that is a Restricted Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness (other than any Swap Agreement), when and as the same shall become due and payable, or if a grace period shall be applicable to such payment under the agreement or instrument under which such Indebtedness was created, beyond such applicable grace period; or (ii) the occurrence under any Swap Agreement of an “early termination date” (or equivalent event) of such Swap Agreement resulting from any event of default or “termination event” under such Swap Agreement as to which the Company or any Material Subsidiary that is a Restricted Subsid- iary is the “defaulting party” or “affected party” (or equivalent term) and, in either event, the ter- mination value with respect to any such Swap Agreement owed by the Company or any Material Subsidiary as a result thereof is greater than $75,000,000 and the Company or any such Material Subsidiary fails to pay such termination value when due after applicable grace periods; (g) the Company or any Restricted Subsidiary shall default in the performance of any obligation in respect of any Material Indebtedness that results in such Material Indebtedness be- coming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both, but after giving effect to any applicable grace period) the holder or holders of such Material Indebtedness or any trustee or agent on its or their behalf to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or de- feasance thereof, prior to its scheduled maturity (other than solely in Qualified Equity Interests); provided that this clause (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness or as a result of a casualty event affecting such property or assets; (h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any Material Subsidiary that is a Restricted Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, examinership, rescue process, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, examiner, process advi- sor, trustee, custodian, sequestrator, conservator or similar official for the Company or any Material Subsidiary that is a Restricted Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed or unstayed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered; 154 (i) the Company or any Material Subsidiary that is a Restricted Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, examinership, rescue process, insol- vency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the ap- pointment of a receiver, examiner, process advisor, trustee, custodian, sequestrator, conservator or similar official for the Company or any Material Subsidiary that is a Restricted Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, or (v) make a general assignment for the benefit of creditors; (j) the Company or any Material Subsidiary that is a Restricted Subsidiary shall be- come generally unable, admit in writing its inability generally or fail generally to pay its debts as they become due; (k) one or more final, non-appealable monetary judgments or decrees shall be entered against the Company or any of its Material Subsidiaries that is a Restricted Subsidiary involving a liability (to the extent not paid or covered by insurance as to which a solvent insurance company has not denied coverage (with any portion of any judgment or decree not so covered to be included in any determination hereunder)) equal to or in excess of $75,000,000 for all such judgments and decrees and all such judgments or decrees shall not have been vacated, discharged or stayed or bonded pending appeal for any period of 60 consecutive days; provided, however, that the render- ing of any such final, non-appealable monetary judgment(s) or decree(s) by courts outside of the United States, Ireland, England, Netherlands or Denmark shall not be an Event of Default under this clause (k) unless (i) the Company and its Restricted Subsidiaries which are subject to such judgment(s) or decree(s), as of the date of the issuance of such judgment(s) or decree(s) (or any later date while such judgment(s) or decree(s) are still in effect), have at least $75,000,000 in net assets (determined on a book basis without regard to any write-down or write-off of such assets as a result of such judgment(s) or decree(s)) located in the jurisdictions (i.e., the relevant country or countries or any larger jurisdiction of the respective court(s)) of the courts rendering such judg- ment(s) or decree(s) (which has (or have) not been vacated, discharged, stayed or bonded pending appeal for any period of 60 consecutive days) or (ii) an order or orders enforcing such final, non- appealable monetary judgment(s) or decree(s) (which has (or have) not been vacated, discharged, stayed or bonded pending appeal for any period of 60 consecutive days) is entered by a court or courts of competent jurisdiction in a jurisdiction or jurisdictions where the Company and/or its Restricted Subsidiaries subject to the order, as of the date of the entry of such order of enforcement (or any later date while any such order is still in effect), have at least $75,000,000 in net assets located in such jurisdiction or jurisdictions (determined on a book basis without regard to any write- down or write-off of such assets as a result of such judgment(s) or decree(s)); (l) an ERISA Event or Foreign Plan Event shall have occurred that, when taken to- gether with all other ERISA Events or Foreign Plan Events that have occurred, could reasonably be expected to result in a Material Adverse Effect; (m) a Change of Control shall occur; or (n) any material provision of any Collateral Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder (includ- ing as a result of a transaction permitted under Section 6.03 or 6.11) or as a result of acts or omis- sions by the Collateral Agent or the satisfaction in full of all the Obligations, ceases to be in full force and effect with the priority required by the Loan Documents; or any Loan Party contests in writing the validity or enforceability of any provision of any Collateral Document; or any Loan 155 Party denies in writing that it has any or further liability or obligation under any Collateral Docu- ment (other than as a result of repayment in full of the Obligations and termination of the Commit- ments or the release of such Loan Party from its Obligations hereunder in a transaction permitted by the Loan Documents), or purports in writing to revoke or rescind any Collateral Document, in each case in this clause (n) with respect to a material portion of the Collateral purported to be covered by the Collateral Documents, then, and in every such event (other than an event with respect to a Borrower described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, any Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Company, take any or all of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Com- mitments shall terminate immediately, (ii) require the Borrowers to Cash Collateralize the aggregate L/C Exposure and (iii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Company accrued hereunder and under the other Loan Documents, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company; and in case of any event with respect to a Borrower described in clause (h) or (i) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other Obligations accrued hereunder and under the other Loan Documents, shall automatically become due and payable and the Borrowers shall automatically be obligated to Cash Collateralize the L/C Exposure, in each case, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers. After the exercise of remedies provided for in this Article VII (or after the Loans have automatically become immediately due and payable and the L/C Exposure has automatically been required to be Cash Collateralized as set forth above), any amounts received on account of the Obligations shall, subject to the provisions of Section 2.22, be applied by the Administrative Agents in the following order: First, ratably to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agents and the Collateral Agent) payable to the Administrative Agents and the Collateral Agent in their respective capacities as such; Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and fees) payable to the Lenders and the Issuing Banks, ratably among them in proportion to the respective amounts described in this clause Second payable to them; Third, to payment of that portion of the Obligations constituting accrued and unpaid fees and inter- est on the Loans, L/C Borrowings and other Obligations arising under the Loan Documents, ratably among the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause Third payable to them; Fourth, to payment of that portion of the Obligations constituting accrued and unpaid principal of the Loans, L/C Borrowings, other Obligations arising under the Loan Documents and Obligations then owing under Secured Hedge Agreements and Cash Management Obligations, ratably among the Lenders, the Issuing Banks, the Hedge Banks and the Cash Management Banks in proportion to the respective amounts described in this clause Fourth payable to them;

156 Fifth, to the Pro Rata Administrative Agent for the account of the Issuing Banks, to Cash Collat- eralize that portion of L/C Exposure comprised of the aggregate undrawn amount of Letters of Credit to the extent not otherwise Cash Collateralized by the Borrowers pursuant to Section 2.05; and Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Company or as otherwise required by Law. Subject to Sections 2.05, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fifth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above. ARTICLE VIII The Administrative Agents and the Collateral Agent (a) Each of the Revolving Multicurrency Tranche 1 Lenders, Revolving Multicurrency Tranche 2 Lenders, the Revolving USD Tranche Lenders, the Issuing Banks, the Term A Lenders and the other Secured Parties hereby irrevocably appoints Rabobank as its agent and authorizes Rabobank to take such actions on its behalf and to exercise such powers as are delegated to the Pro Rata Administrative Agent by the terms hereof and the other Loan Documents, together with such actions and powers as are reasonably incidental thereto. Each of the Farm Credit Term Lenders and the other Secured Parties hereby irrevocably appoints AgFirst Farm Credit, ACA as its agent and authorizes AgFirst Farm Credit, ACA to take such actions on its behalf and to exercise such powers as are delegated to the Farm Credit Administrative Agent by the terms hereof and the other Loan Documents, together with such actions and powers as are reasonably incidental thereto. Each of the Lenders hereby irrevocably appoints Rabobank as its collateral agent and authorizes Rabobank to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms hereof and the other Loan Documents, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article (other than clause (f) below) are solely for the benefit of the Administrative Agents, the Collateral Agent and the Lenders, and no Loan Party shall have rights as a third party beneficiary of any of such provisions (other than clause (f) below). (b) The Person serving as any Administrative Agent or the Collateral Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Administrative Agent or the Collateral Agent, and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as an Administrative Agent or the Collateral Agent hereunder in its individual capacity. Such Per- son and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Company or any Restricted Subsidiary or other Affiliate thereof as if such Person were not an Administrative Agent or the Collateral Agent hereunder and without any duty to account therefor to the Lenders. (c) No Administrative Agent or the Collateral Agent shall have any duties or obligations ex- cept those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, (a) no Administrative Agent or the Collateral Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing; (b) neither Adminis- trative Agent nor the Collateral Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that an Administrative Agent or the Collateral Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly 157 provided for herein or by the other Loan Documents), provided that no Administrative Agent or the Collat- eral Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Administrative Agent or the Collateral Agent to liability or that is contrary to any Loan Document or applicable law; and (c) except as expressly set forth herein and in the other Loan Documents, neither Ad- ministrative Agent nor the Collateral Agent shall have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its Restricted Subsidiaries that is communicated to or obtained by the Person serving as an Administrative Agent or the Collateral Agent or any of their respective Affiliates in any capacity. No Administrative Agent nor the Collateral Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as any Administrative Agent or the Collateral Agent shall believe in good faith shall be necessary, under the circumstances as provided herein) or in the absence of its own gross negligence or willful misconduct. No Administrative Agent nor the Collateral Agent shall be deemed to have knowledge of any Default unless and until written notice describing such Default thereof is given to the Administrative Agents by the Company, a Lender or an Issuing Bank, and no Administrative Agent nor the Collateral Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or ob- servance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement or any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or sufficiency of any Collateral or (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the applicable Administrative Agent or the Collateral Agent. (d) Each Administrative Agent and the Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, doc- ument or other writing (including any electronic message, Internet or intranet website posting or other dis- tribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each Administrative Agent and the Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the applicable Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the applicable Administrative Agent shall have received notice to the con- trary from such Lender or Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. Each Administrative Agent and the Collateral Agent may consult with legal counsel (who may be counsel for the Company), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. (e) Each Administrative Agent and the Collateral Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by such Administrative Agent or the Collateral Agent, as applicable. Each Administrative Agent, the Collateral Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the applicable Administrative Agent, the Collateral Agent and any such sub-agent, and shall apply to their respective activities in connec- tion with the syndication of the credit facilities provided for herein as well as activities as an Administrative Agent or the Collateral Agent. 158 (f) Each Administrative Agent and the Collateral Agent may at any time give notice of its resignation to the Lenders, the Issuing Banks and the Company. Upon receipt of any such notice of resig- nation, (x) the Required Pro Rata Lenders (with respect to the Pro Rata Administrative Agent), (y) the Required Farm Credit Term Lenders (with respect to the Farm Credit Administrative Agent) or (z) the Required Lenders (with respect to the Collateral Agent) (as applicable, the “Relevant Required Lenders”) shall have the right, in consultation with the Company and (unless an Event of Default under clause (a), (b), (h) or (i) of Article VII shall have occurred and be continuing) with the consent of the Company (which consent of the Company shall not be unreasonably withheld or delayed), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Relevant Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent or Collateral Agent, as applicable, gives notice of its resignation, then the retiring Administrative Agent or Collateral Agent, as applicable, may on behalf of the applicable Lenders and the Issuing Banks (with respect to any retiring Pro Rata Administrative Agent), appoint a successor Administrative Agent or Collateral Agent, as applicable, meeting the qualifications set forth above; provided that if an Administrative Agent or the Col- lateral Agent shall notify the Company and the Lenders that no qualifying Person has accepted such ap- pointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent or the Collateral Agent, as applicable, shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Collateral Agent on behalf of the Lenders or the Issuing Banks under any of the Loan Documents, the retiring Collateral Agent shall continue to hold such collateral security until such time as a successor Collateral Agent is appointed) and (2) all payments, communications and determinations pro- vided to be made by, to or through the applicable Administrative Agent or the Collateral Agent shall instead be made by or to each applicable Lender and each Issuing Bank (with respect to any retirement of the Pro Rata Administrative Agent) directly, until such time as the Relevant Required Lenders appoint a successor Administrative Agent or the Collateral Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as an Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent or Collateral Agent, as applicable, and the retiring Administrative Agent or Collateral Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not al- ready discharged therefrom as provided above in this subsection). The fees payable by the Company to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Company and such successor. After the retiring Administrative Agent’s or the Collat- eral Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring Administrative Agent or retiring Col- lateral Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent or retiring Collateral Agent was acting as an Administrative Agent or the Collateral Agent, as applicable. Any resignation by Rabobank as Pro Rata Administrative Agent pursuant to this Section shall also constitute its resignation as Issuing Bank and Swingline Lender. Upon the acceptance of a successor’s appointment as a Pro Rata Administrative Agent hereunder, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Bank and Swingline Lender, (b) the retiring Issuing Bank and Swingline Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (c) the successor Issuing Bank shall issue letters of credit in substitution for the Letters of Credit of the retiring Issuing Bank, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Bank to effectively assume the obligations of the retiring Issuing Bank with respect to such Letters of Credit. If the Person serving as an Administrative Agent or Collateral Agent is a Defaulting Lender pursuant to clause (d) of the definition of “Defaulting Lender,” the Relevant Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Company and such Person, remove such Person as an Administrative Agent or Collateral Agent, and the Company in consultation with the Lenders shall, unless an Event of Default shall have occurred and be 159 continuing, in which case the Relevant Required Lenders in consultation with the Company shall, appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States; provided that, without the consent of the Company (not to be unreasonably withheld), the Relevant Required Lenders shall not be permitted to select a successor that is not a U.S. financial institution described in Treasury Regulation Section 1.1441-1(b)(2)(ii) or a U.S. branch of a for- eign bank described in Treasury Regulation Section 1.1441-1(b)(2)(iv)(A). If no such successor shall have been appointed by the Company or the Relevant Required Lenders, as applicable, and shall have accepted such appointment within thirty (30) days (or such earlier day as shall be agreed by the Relevant Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accord- ance with notice on the Removal Effective Date. (g) Each Lender and each Issuing Bank acknowledges that it has, independently and without reliance upon any Administrative Agent, the Collateral Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and each Issuing Bank also acknowledges that it will, independently and without reliance upon any Administrative Agent, the Collateral Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder. (h) To the extent required by any applicable Laws, the applicable Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. With- out limiting or expanding the provisions of Section 2.16, each applicable Lender shall indemnify and hold harmless the applicable Administrative Agent against, and shall make payable in respect thereof within 30 days after demand therefor, all Taxes and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for such Administrative Agent) incurred by or asserted against the applicable Administrative Agent by the Internal Revenue Service or any other Governmental Authority as a result of the failure of such Administrative Agent to properly withhold Tax from amounts paid to or for the account of such Lender for any reason (including, without limitation, because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the applicable Admin- istrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding Tax ineffective), whether or not such Tax was correctly or legally imposed or asserted. A certificate as to the amount of such payment or liability delivered to any Lender by the applicable Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the applicable Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement, any other Loan Document or otherwise against any amount due the applicable Administrative Agent under this subsection (h). The agreements in this subsection (h) shall survive the resignation and/or replacement of any Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations. For the avoid- ance of doubt, a “Lender” shall, for purposes of this subsection (h), includes any Swingline Lender and any Issuing Bank. (i) The Lenders irrevocably agree: (i) that any Lien on any Property granted to or held by the Collateral Agent under any Loan Document shall be automatically released (A) upon termination of the Commitments and payment in full of all Obligations (in each case, other than (x) obligations under Secured Hedge Agreements, (y) Cash Management Obligations and (z) contingent reimbursement and indemnifi- cation obligations, in each case not yet accrued and payable) and the expiration or termination or Cash Collateralization of all Letters of Credit, (B) at the time the Property subject to such Lien is

160 transferred or disposed of or to be transferred or disposed of as part of or in connection with any transfer or disposition permitted hereunder or under any other Loan Document to any Person (other than in the case of a transfer or disposition by a Loan Party to another Loan Party), (C) subject to Section 9.02, if the release of such Lien is approved, authorized or ratified in writing by the Re- quired Lenders (or such greater number of Lenders as may be required pursuant to Section 9.02), (D) if the Property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under its Guarantee under the Guarantee Agreement pursuant to clause (iii) below, (E) if such property becomes an Excluded Asset or (F) to the extent such release is required pursuant to the terms of a First Lien Intercreditor Agreement; (ii) (A) to release or subordinate any Lien on any Property granted to or held by the Collateral Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 6.02(e) and (B) that the Collateral Agent is authorized (but not required) to release or subordinate any Lien on any Property granted to or held by the Collateral Agent under any Loan Document to the holder of any Lien on such Property that is permitted by any other clause of Section 6.02; and (iii) that any Guarantor shall be automatically released from its obligations under the Guarantee Agreement if such Person ceases to be a Restricted Subsidiary (or becomes an Excluded Subsidiary (subject to Section 5.09(e) hereof) as a result of a transaction permitted hereunder; not- withstanding the foregoing, the Collateral Agent shall not be required to release any Guarantor from its obligations under the Loan Documents solely as a result of compliance with the Collateral Coverage Requirement. Upon request by the Collateral Agent at any time, the Required Lenders (or such greater number of Lenders as may be required pursuant to Section 9.02) will confirm in writing the Collateral Agent’s authority to release or subordinate its interest in particular types or items of Property, or to release any Guarantor from its obligations under the Loan Documents pursuant to this subsection (i). In each case as specified in this subsection (i), the Collateral Agent will (and each Lender irrevocably authorizes the Collateral Agent to), at the Company’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release or subordination of such item of Collateral from the assignment and security interest granted under the Collateral Documents, or to evidence the release of such Guarantor from its obligations under the Loan Documents in accordance with the terms of the Loan Docu- ments and this subsection (i). Anything herein to the contrary notwithstanding, none of the listed Arrangers on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as an Administrative Agent, Collateral Agent, a Lender or an Issuing Bank hereunder. The Lenders hereby authorize each Administrative Agent and the Collateral Agent to enter into any First Lien Intercreditor Agreement, any Junior Lien Intercreditor Agreement, any subordination agreement or other intercreditor agreement or arrangement (and, in each case, any amendment, supplement, modifica- tion or joinder with respect thereto) permitted under this Agreement and the Lenders acknowledge that any such intercreditor agreement or subordination agreement, as applicable, is binding upon the Lenders. (j) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agents, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that at least one of the following is and will be true: 161 (i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement, (ii) the transaction exemption set forth in one or more PTEs, such as PTE 84- 14 (a class exemption for certain transactions determined by independent qualified professional asset man- agers), PTE 95-60 (a class exemption for certain transactions involving insurance company general ac- counts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, (iii) (A) such Lender is an investment fund managed by a “Qualified Profes- sional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or (iv) such other representation, warranty and covenant as may be agreed in writ- ing between the applicable Administrative Agent, in its sole discretion, and such Lender. In addition, unless either (1) sub-clause (i) in the immediately preceding clause (j) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accord- ance with sub-clause (iv) in the immediately preceding clause (j), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the applicable Administrative Agent, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that the applicable Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the applicable Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto). (k) [Reserved]. (l) In addition to, and without prejudice to, the foregoing provisions, in relation to any Collat- eral governed by Danish law (the “Danish Collateral”), each of the other Secured Parties hereby irrevocably appoints the Collateral Agent to act as its agent and security agent under and in connection with the Collat- eral Documents governed by Danish law relating to the Danish Collateral, and each Loan Party acknowl- edges and accepts that the Collateral Agent acts as agent and representative (fuldmægtig og repræsentant) for and on behalf of the Secured Parties in accordance with section 18(1), cf. section 1(2) of the Danish Capital Markets Act (Consolidated Act no. 198 of February 26, 2024, as amended) (lov om kapitalmark- eder). The Collateral Agent shall receive and hold any security interest created or purported to be created under any Collateral Document governed by Danish law (whether agreed in contract or implied pursuant to conflict of law rules) and the Collateral Agent shall enter into and enforce such documents on behalf of and for the benefit of the Secured Parties. 162 ARTICLE IX Miscellaneous SECTION 9.01. Notices. (a) Notices Generally. Except in the case of notices and other communications expressly per- mitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or electronic mail as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows: (i) if to any Borrower or an Administrative Agent, the Collateral Agent, any Issuing Bank or the Swingline Lender, to the address, telecopier number, electronic mail address or tele- phone number specified for such Person on Schedule 9.01; and (ii) if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Pro Rata Administrative Questionnaire or Farm Credit Admin- istrative Questionnaire, as applicable. Notices and other communications (i) sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received, (ii) sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient) and (iii) sent by electronic mail, shall be deemed to have been given upon the sender’s receipt of an acknowl- edgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written or telephonic acknowledgement); provided that if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient. Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b). (b) Electronic Communications. Notices and other communications to the Lenders and any Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Applicable Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or any Issuing Bank pursuant to Article II if such Lender or such Issuing Bank, as applicable, has notified the Applicable Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Applicable Ad- ministrative Agent or the Company (on behalf of the Borrowers) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or commu- nications. Unless the Applicable Administrative Agent otherwise prescribes, (i) notices and other communi- cations sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor. 163 (c) The Platforms. The Borrowers and the Lenders and the Issuing Banks agree that any Ad- ministrative Agent may make notices and other communications to Lenders and Issuing Banks available to the Lenders, Issuing Banks and Borrowers by posting such notices or other communications on Debt Do- main, IntraLinks, SyndTrak, or a substantially similar electronic transmission system or digital workspace provider (each, a “Platform”). EACH PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COM- PLETENESS OF THE COMPANY MATERIALS OR THE ADEQUACY OF ANY PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE INFOR- MATION. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-IN- FRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DE- FECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE COMPANY MATERIALS OR ANY PLATFORM. In no event shall any Administrative Agent, the Collateral Agent or any of their respective Related Parties (collectively, the “Agent Parties”) have any liability to the Loan Parties, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Company’s or any Agent Party’s transmission of Company Mate- rials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Company, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages). (d) Change of Address, Etc. Each of the Administrative Agents, the Collateral Agent, the Issuing Banks and the Swingline Lender may change its address, electronic mail address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each of the Borrowers may change its address, electronic mail address, telecopier or telephone number for notices and other communications hereunder by notice to the Administrative Agents. Each other Lender may change its address, electronic mail address, telecopier or telephone number for notices and other com- munications hereunder by notice to the Company and the Applicable Administrative Agent. In addition, each Lender agrees to notify the Applicable Administrative Agent from time to time to ensure that the Applicable Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Infor- mation” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and appli- cable Law, including United States Federal and state securities Laws, to make reference to Company Ma- terials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Company or its securities for purposes of United States Federal or state securities laws. (e) Reliance by Administrative Agents, Collateral Agent, Issuing Banks and Lenders. The Administrative Agents, the Collateral Agent, the Issuing Banks and the Lenders shall be entitled to rely and act upon any notices (including telephonic Borrowing Requests and Swingline Loan Notices) purportedly given by or on behalf of any Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrowers shall indemnify the Administrative Agents, the Collateral Agent, the Issuing Banks, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of any Borrower pursuant to Section 9.03(b) hereof. All telephonic notices to and other telephonic communications with the applicable Administrative Agent

164 may be recorded by such Administrative Agent, and each of the parties hereto hereby consents to such recording. SECTION 9.02. Waivers; Amendments. (a) No failure or delay by any Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agents, the Collateral Agent, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Company or any of its Subsidiaries therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Sec- tion 9.02, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the applicable Administrative Agent, Issuing Bank or any Lender may have had notice or knowledge of such Default at the time. (b) Except as otherwise set forth in this Agreement or any other Loan Document (with respect to such Loan Document), neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (i) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders (or the Ad- ministrative Agents with the consent of the Required Lenders), (ii) in the case of any other Loan Document (other than any such amendment to effectuate any modification or supplement or joinder thereto expressly contemplated by the terms of such other Loan Documents), pursuant to an agreement or agreements in writing entered into by the applicable Administrative Agent or the Collateral Agent party thereto and the Loan Party or Loan Parties that are parties thereto, with the consent of the Required Lenders; provided, that no such agreement shall (i) increase the Commitment of any Lender without the written consent of each Lender directly affected thereby, it being understood that a waiver of any condition precedent set forth in Article IV or the waiver of any Default, Event of Default or mandatory prepayment shall not constitute an increase of any Commitment of any Lender, (ii) reduce the principal amount of any Loan or L/C Disburse- ment or reduce the rate of interest or premium thereon, or reduce any fees payable hereunder, without the written consent of each Lender directly affected thereby; provided that (x) only the consent of the Required Lenders shall be necessary to amend Section 2.12(d) or to waive any obligation of the Borrowers to pay interest at the rate set forth therein and (y) any change to the definition of Consolidated Net Leverage Ratio or the component definitions thereof or the waiver or amendment to the time periods for delivery of finan- cial statement and or related certificates shall not constitute a reduction, waiver or excuse of any interest payable hereunder), (iii) postpone the scheduled date of payment of the principal amount of any Loan or L/C Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby, it being understood that the waiver of (or amend- ment to the terms of) any mandatory prepayment shall not constitute a postponement of any date scheduled for the payment of principal or interest, (iv) change the last sentence of Section 2.08(c) or Section 2.17(b) or (c) in a manner that would alter the ratable reduction of Commitments or the pro rata sharing of payments required thereby or change the order of application specified in the last two paragraphs of Article VII, without the written consent of each Lender directly and adversely affected thereby, (v) change any of the provisions of this Section 9.02, the definition of “Required Lenders,” the definition of “Required Revolving Multicurrency Tranche 1 Lenders,” the definition of “Required Revolving Multicurrency Tranche 2 Lend- ers,” the definition of “Required Revolving USD Tranche Lenders”, the definition of “Required Term A 165 Lenders,” the definition of “Required Farm Credit Term Lenders,” the definition of “Required Pro Rata Lenders” or the definition of “Alternative Currencies” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determina- tion or grant any consent hereunder without the written consent of each Lender (or (1) each Revolving Multicurrency Lender (and not each Lender) with respect to any change in the definitions of “Alternative Currency”, (2) each Revolving Multicurrency Tranche 1 Lender (and not each Lender) with respect to any change in the definitions of “Required Revolving Multicurrency Tranche 1 Lenders”, (3) each Revolving Multicurrency Tranche 2 Lender (and not each Lender) with respect to any change in the definitions of “Required Revolving Multicurrency Tranche 2 Lenders”, (4) each Revolving USD Tranche Lender (and not each Lender) with respect to any change in the definitions of “Required Revolving USD Tranche Lend- ers”, (5) each Term A Lender (and not each Lender) with respect to any change in the definition of “Re- quired Term A Lenders”, (6) each Farm Credit Term Lender (and not each Lender) with respect to any change in the definition of “Required Farm Credit Term Lenders”), or (7) each Pro Rata Lender (and not each Lender) with respect to any change in the definition of “Required Pro Rata Lenders”) (it being under- stood that additional extensions of credit pursuant to this Agreement may be included in the determination of “Required Lenders,” “Required Revolving Multicurrency Tranche 1 Lenders”, “Required Revolving Multicurrency Tranche 2 Lenders”, “Required Revolving USD Tranche Lenders”, “Required Term A Lend- ers,” “Required Farm Credit Term Lenders,” “Required Pro Rata Lenders” or this Section 9.02(b), without the consent of any Lender if they are included on substantially the same basis as the existing applicable Loans and/or Commitments), (vi) release all or substantially all of the Guarantors from their obligations under the Loan Documents without the written consent of each Lender, or (vii) release all or substantially all of the Collateral from the Lien of the Collateral Documents or subordinate any of the Obligations or Liens on all or substantially all of the Collateral to any other Indebtedness or Liens, as applicable, without the written consent of each Lender; provided that (1) no such agreement shall amend, modify or otherwise affect the rights or duties of any Administrative Agent, the Collateral Agent, any Issuing Bank or the Swin- gline Lender hereunder without the prior written consent of such Administrative Agent, the Collateral Agent, the relevant Issuing Bank or the Swingline Lender, as the case may be and (2) the Administrative Agents, the Collateral Agent and the applicable Loan Parties may, with the consent of the other but without the consent of any other Person, amend, modify or supplement this Agreement and any other Loan Docu- ment to cure any ambiguity, typographical or technical error, defect or inconsistency. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder which does not require the consent of each affected Lender (it being understood that any Commitments or Loans held or deemed held by any Defaulting Lender shall be excluded for a vote of the Lenders hereunder requiring any consent of less than all affected Lenders). With respect to any matter requiring the approval of each Lender, each Lender directly and adversely affected thereby or other specified Lenders, it is understood that Voting Participants shall have the voting rights specified in Section 9.04(h) as to such matter Notwithstanding the foregoing, this Agreement and the other Loan Documents may be amended (or amended and restated) with the written consent of the Required Lenders, the applicable Administrative Agent and the Borrowers (i) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans and Revolving Credit Exposures and the accrued interest and fees in respect thereof and (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders (or other requisite group of Lenders as contemplated by clause (v) of the preceding paragraph) . In addition, notwithstanding the foregoing, this Agreement and the other Loan Documents may be amended with the written consent of the Applicable Administrative Agent, the Borrowers and the Lenders providing the Replacement Term Loans (as defined below) to permit the refinancing of all outstanding Term Loans of any Class (“Refinanced Term Loans”) with a replacement term loan tranche denominated 166 in Dollars (“Replacement Term Loans”) hereunder; provided that (a) the aggregate principal amount of such Replacement Term Loans shall not exceed (x) the aggregate principal amount of such Refinanced Term Loans plus (y) accrued interest, fees, premiums (if any) and penalties thereon and reasonable fees and expenses associated with such Replacement Term Loans, (b) the Weighted Average Life to Maturity of such Replacement Term Loans shall not be shorter than the Weighted Average Life to Maturity of such Refinanced Term Loans at the time of such refinancing (except by virtue of amortization or prepayment of the Refinanced Term Loans prior to the time of such incurrence) and (c) all other terms applicable to such Replacement Term Loans shall be substantially identical to, or not more favorable in any material respect to the Lenders providing such Replacement Term Loans than, those applicable to such Refinanced Term Loans (as determined by the Company in good faith), except to the extent necessary to provide for cove- nants and other terms applicable to any period after the latest final maturity of the Term Loans in effect immediately prior to such refinancing or as otherwise reasonably acceptable to the Applicable Administra- tive Agent. Each amendment to this Agreement providing for Replacement Term Loans may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Applicable Administrative Agent and the Company to effect the provisions of this paragraph, and for the avoidance of doubt, this paragraph shall supersede any other provisions in this Section 9.02(b) to the contrary. Notwithstanding anything to the contrary contained herein, guarantees, collateral security docu- ments and related documents executed by any Loan Party in connection with this Agreement may be in a form reasonably determined by the Administrative Agent(s) or the Collateral Agent party thereto and may be amended, supplemented or waived by the applicable Administrative Agent or the Collateral Agent party thereto (with the consent of the Company) without the consent of any Lender if such amendment, supple- ment or waiver is delivered in order to (x) comply with local law or advice of local counsel, (y) cure ambi- guities, omissions, mistakes or defects or (z) cause such guarantee, collateral security document or other document to be consistent with this Agreement and the other Loan Documents. Notwithstanding the foregoing, no Lender consent is required to effect any amendment or supple- ment to any First Lien Intercreditor Agreement, any Junior Lien Intercreditor Agreement, any subordination agreement or other intercreditor agreement or arrangement permitted under this Agreement (i) that is for the purpose of adding the holders of any Indebtedness permitted hereby that is permitted to be incurred and secured by the Collateral or subordinated in right of payment to the Obligations, Incremental Substitute Indebtedness (or, in each case, a representative or agent with respect thereto) as parties thereto, as expressly contemplated by the terms of such First Lien Intercreditor Agreement, such Junior Lien Intercreditor Agree- ment, such subordination agreement or such other intercreditor agreement or arrangement permitted under this Agreement, as applicable (it being understood that any such amendment or supplement may make such other changes to the applicable intercreditor and/or subordination agreement as, in the good faith determi- nation of any Administrative Agent or the Collateral Agent party thereto, are required to effectuate the foregoing and provided that such other changes are not adverse, in any material respect, to the interests of the Lenders) or (ii) that is expressly contemplated by any First Lien Intercreditor Agreement, any Junior Lien Intercreditor Agreement, any subordination agreement or other intercreditor agreement or arrangement permitted under this Agreement; provided, further, that no such agreement shall amend, modify or other- wise affect the rights or duties of any Administrative Agent or the Collateral Agent hereunder or under any other Loan Document without the prior written consent of such Administrative Agent or the Collateral Agent, as applicable. If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly and adversely affected thereby”, the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the Company may, elect to (x) terminate the relevant Commitment of the Non-Consenting Lender or (y) replace any Non- 167 Consenting Lender as a Lender party to this Agreement; provided that concurrently with such replacement, (i) in the case of a replacement, another bank or other entity which is a Lender or which is reasonably satisfactory to the Company and the Applicable Administrative Agent shall agree, as of such date, to pur- chase for cash at par the Loans and other Obligations (including Letters of Credit and Swingline Loans) due to the Non-Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be ter- minated as of such date and to comply with the requirements of Section 9.04(b), (ii) in the case of a re- placement, the Company or replacement Lender shall pay the processing and recordation fee referred to in Section 9.04(b)(iv), if applicable, in accordance with the terms of such Section, (iii) in the case of a replace- ment, the replacement Lender shall grant its consent with respect to the applicable proposed amendment, waiver or consent and (iv) the Company or any other Borrower (in the case of a termination) or the replace- ment lender (in the case of a replacement) shall pay to such Non-Consenting Lender in Same Day Funds on the day of such termination or replacement (A) all interest, fees, prepayments and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrowers hereunder to and including the date of termination, and (B) in the case of a termination, an amount, if any, equal to the payment which would have been due to such Lender on the day of such replacement under Section 2.15 had the Loans of such Non-Consenting Lender been prepaid on such date. Each Lender agrees that if it is replaced pursuant to this paragraph, it shall execute and deliver to the Applicable Administrative Agent an Assignment and Assumption to evidence such sale and purchase and shall deliver to the Applicable Administrative Agent any promissory note (if the assigning Lender’s Loans are evidenced by promissory notes) subject to such Assignment and Assumption; provided that the failure of any Lender replaced pursuant to this paragraph to execute an Assignment and Assumption shall not render such sale and purchase (and the corresponding assignment) invalid. SECTION 9.03. Expenses; Exculpation; Indemnity; Damage Waiver. (a) The Borrowers shall pay (i) all reasonable and documented out-of-pocket expenses in- curred by the Administrative Agents, the Collateral Agent, the Arrangers, each Issuing Bank and their Af- filiates, limited, in the case of attorneys’ fees, to the actual reasonable and documented fees, charges and disbursements of a single counsel for the Arrangers, the Administrative Agents, the Issuing Banks and the Collateral Agent (and one local counsel in each applicable jurisdiction), in connection with the syndication of the credit facilities provided for herein, the preparation and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses incurred by each Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, limited, in the case of attorneys’ fees, to the actual reasonable and documented fees, charges and disbursements of a single counsel to such Issuing Bank and (iii) all reasonable and documented out-of-pocket expenses in- curred by any Administrative Agent, Collateral Agent, any Issuing Bank or any Lender, limited, in the case of attorneys’ fees, to the actual reasonable and documented fees, charges and disbursements of one counsel, and, if necessary, one local counsel and one special counsel in any other relevant jurisdiction to such Per- sons (which may include a single special counsel acting in multiple jurisdictions), taken as a whole, and, solely in the case of an actual or perceived conflict of interest where such Person notifies the Company of the existence of such conflict, one additional counsel to all affected Persons, in connection with the en- forcement or protection of its rights in connection with this Agreement, including its rights under this Sec- tion 9.03, or in connection with the Loans made or Letters of Credit issued hereunder, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring or negotia- tions in respect of such Loans or Letters of Credit. (b) The Company and the other Borrowers shall jointly and severally, indemnify the Admin- istrative Agents, the Collateral Agent, the Arrangers, each Issuing Bank and each Lender, and each Related

168 Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related reasonable and documented out-of-pocket expenses (limited, in the case of attorneys’ fees, to the actual reasonable and documented fees, charges and disbursements of one counsel for all Indemnitees, taken as a whole and, solely in the case of an actual conflict of interest, one additional counsel to all affected Indemnitees, taken as a whole, and, if reasonably necessary, one local counsel in any relevant jurisdiction to such Persons, taken as a whole) incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Loan or Letter of Credit or the use of the proceeds therefrom (including any refusal by any Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) to the extent relating to or arising from any of the foregoing, any actual or alleged presence or Release of Hazardous Materials on or from any property owned or oper- ated by the Company or any of its Restricted Subsidiaries, or any Environmental Liability related in any way to the Company or any of its Restricted Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto and whether brought by Company, the other Borrower, their respective equityholders or any third party; provided that such indemnity shall not, as to any Indemnitee, be available in respect of (A) any loss, claim, damage, liability or expense (1) to the extent that it is determined by a final non-appealable judgment of a court of competent jurisdiction that such loss, claim, damage, liability or expense resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Parties or (y) the material breach of the obligations under this Agreement or any Loan Document by such Indemnitee or any of its Related Parties or (2) arising out of, or in connection with, any claim, suit, litigation, investigation or proceeding that does not involve an act or omission by the Company’s Affiliates and that is brought by an Indemnitee (or any of its Related Parties) against any other Indemnitee (or any of its Related Parties) (other than any claim, suit, litigation, investigation or proceeding against any Indemnitee (or any of its Related Parties) in its capacity as an Ar- ranger, Administrative Agent, Collateral Agent or similar role, or any Issuing Bank or the Swingline Lender in its capacity as such hereunder) or (B) any settlement entered into by such Indemnitee without the Com- pany’s written consent (such consent not to be unreasonably withheld or delayed); provided, that, with respect to any proceeding described under this paragraph (b), if any such settlement is entered into with the written consent of the Company or if such proceeding is determined by a final non-appealable judgment of a court of competent jurisdiction, then the Borrowers shall indemnify each Indemnitee to the extent and in the manner set forth in this paragraph (b); provided, further, that such indemnity shall not apply with respect to Taxes, other than Taxes that represent losses, claims, damages, etc. arising from a non-Tax claim. (c) To the extent that the Company or the other Borrowers fail to pay any amount required to be paid by it to any Administrative Agent, Collateral Agent, an Issuing Bank or the Swingline Lender under paragraph (a) or (b) of this Section 9.03, each Lender severally agrees to pay to the relevant Administrative Agent, the Collateral Agent, the relevant Issuing Bank or the Swingline Lender, as the case may be, such Lender’s Pro Rata Share of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, such Issuing Bank or the Swingline Lender in its capacity as such. (d) To the extent permitted by applicable Law, no party hereto shall assert, and each party hereto hereby waives, any claim against any other party hereto and any Administrative Agent, Collateral Agent, Arranger, Lender, Issuing Bank, Swingline Lender or any of their respective Related Parties on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or Letter of Credit 169 or the use of the proceeds thereof; provided, that this clause (d) shall in no way limit the Company’s or the other Borrowers’ indemnification obligations set forth in Section 9.03(b). (e) All amounts due under this Section 9.03 shall be payable not later than thirty (30) days after written demand therefor (accompanied by an invoice relating thereto setting forth such expenses in reasonable detail and such other backup documentation as the Company may reasonably request); provided, however, that an Indemnitee shall promptly refund any amount received under this Section 9.03 to the extent that there is a final non-appealable judicial determination that such Indemnitee was not entitled to indemnification rights with respect to such payment pursuant to the express terms of this Section 9.03. SECTION 9.04. Successors and Assigns. (a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Company nor the other Borrowers may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agents, the Collateral Agent and each Applicable Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subsection (b) of this Section 9.04, (ii) by way of participation in accordance with the provisions of subsection (d) of this Sec- tion 9.04 or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsec- tion (f) of this Section 9.04 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section 9.04 and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Collateral Agent, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement. (b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this subsection (b), participations in L/C Disbursement and in Swingline Loans) at the time owing to it); provided that any such assignment shall be subject to the follow- ing conditions: (i) Minimum Amounts. (A) subject to subsection (b)(i)(C) below, in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitments of any Class and the Loans at the time owing to it of such Class or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and (B) subject to subsection (b)(i)(C) below, in any case not described in subsec- tion (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, deter- mined as of the date the Assignment and Assumption with respect to such assignment is delivered to the applicable Administrative Agent or, if “Trade Date” is specified in the Assignment and As- sumption, as of the “Trade Date”, shall not be less than $5,000,000, in the case of any assignment in respect of any Revolving Commitment, or $1,000,000, in the case of any assignment in respect of the Term Loans unless each of the Applicable Administrative Agent and, so long as no Event of Default has occurred and is continuing under clause (a), (b), (h) or (i) of Article VII, the Company 170 otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, how- ever, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met. (ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not (A) apply to the Swingline Lender’s rights and obligations in respect of Swingline Loans or (B) prohibit any Lender from assigning all or a portion of its rights and obligations among separate Classes on a non-pro rata basis. (iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition: (A) the consent of the Company (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default pursuant to (a), (b), (h) or (i) of Article VII has occurred and is continuing at the time of such assignment or (2) such assignment is an assignment to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Company shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Applicable Administrative Agent within five (5) Business Days after having received written notice thereof; and (B) the consent of the Applicable Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund; and (C) in the case of an assignment of a Revolving Multicurrency Tranche 1 Commitment (other than an assignment by a Revolving Multicurrency Tranche 1 Lender to an Affiliate or Approved Fund of such Lender) the consent of each Issuing Bank and the Swingline Lender (such consents not to be unreasonably withheld or delayed) shall be re- quired. (iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Applicable Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Applicable Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Applicable Administrative Agent a Pro Rata Administrative Questionnaire or a Farm Credit Administrative Questionnaire, as applicable, and, in the case of any Loans to an Irish Borrower, shall confirm which of the following categories it falls in: (i) not an Irish Qualifying Lender; (ii) an Irish Quali- fying Lender (other than an Irish Treaty Lender); or (iii) an Irish Treaty Lender. If an assignee fails to indicate its status in accordance with this Section 9.04(b)(iv), then such assignee shall be treated for the purposes of this Agreement (including by each Irish Borrower) as if it is not an Irish Qual- ifying Lender until such time as it notifies the Applicable Administrative Agent which category applies (and the Applicable Administrative Agent, upon receipt of such notification, shall inform each Irish Borrower). (v) No Assignment to Company. No such assignment shall be made to the Company or any of the Company’s Affiliates or Subsidiaries. 171 (vi) No Assignment to Natural Persons. No such assignment shall be made to a natural person. (vii) No Assignment to Disqualified Institutions. No such assignment shall be made to a Disqualified Institution. (viii) No Assignment to Defaulting Lenders. No such assignment shall be made to a Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereun- der, would constitute a Defaulting Lender. Subject to acceptance and recording thereof by the Applicable Administrative Agent pursuant to subsec- tion (c) of this Section 9.04, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assump- tion, be released from its obligations under this Agreement (and, in the case of an Assignment and Assump- tion covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.14, 2.15, 2.16 and 9.03 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the applicable Borrowers (at the Company’s expense) shall execute and deliver a Note to the as- signee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Sec- tion 9.04. (c) Registers. Each Administrative Agent, acting solely for this purpose as an agent of the relevant Borrowers, shall maintain at its Applicable Administrative Agent’s Office a copy of each Assign- ment and Assumption delivered to it and a register for the recordation of the names and addresses of the Applicable Lenders, and the Commitments of, and principal amounts and interest thereon of the Loans and, if applicable, L/C Disbursements owing to, each Lender pursuant to the terms hereof from time to time (a “Register”). The entries in each Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agents and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. Each Register shall be available for inspection by the Company and any Lender, at any reasonable time and from time to time upon reasonable prior notice. The parties intend that the Com- mitments and Loans will be at all times maintained in “registered form” within the meanings of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code and any Treasury Regulations (and any successor provisions) promulgated thereunder, including, without limitation, Treasury Regulations Sections 5f.103-1(c) and 1.871-14. (d) Participations. Any Lender may at any time, without the consent of, or notice to, any Bor- rower or Administrative Agent, sell participations to any Person (other than a natural person or the Com- pany or any of the Company’s Affiliates) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in Letters of Credit and/or Swingline Loans) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall re- main solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agents, the Lenders and the Issuing Banks shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement unless, with respect to the participation in question, the Lender has sold a participation to a Voting Partici- pant. Except with respect to sales of participations to Voting Participants, any agreement or instrument

172 pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in Sec- tion 9.02(b)(i) through (vii) that directly and adversely affects such Participant. Subject to subsection (e) of this Section, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.14, 2.15 and 2.16 (subject to the requirements and limitations therein, including Section 2.16(e), (f), (h) and (j)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsec- tion (b) of this Section (including, without limitation, in the case of any Participant which acquires an in- terest in any Loan made to a UK Borrower, providing confirmation to that UK Borrower of which category within Section 2.16(h)(ix) it falls in (and, for the avoidance of doubt, any Participant that fails to provide such confirmation shall be treated as if it is not a UK Qualifying Lender until such time as it provides such confirmation)); it being understood that any documentation required under Section 2.16(e) and (f) shall be delivered solely to the participating Lender; provided that such Participant agrees to be subject to the obli- gations outlined in Section 2.16 as though it were a Lender. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender; provided such Participant shall be subject to Sections 2.17 and 2.18 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Company, maintain a register on which it enters the name and address of each Participant and the principal amounts and interest thereon of each participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”) and, in the case of any Participant which acquires an interest in any Loans made to an Irish Borrower, shall (A) confirm which of the following categories it falls in: (i) not an Irish Qualifying Lender; (ii) an Irish Qualifying Lender (other than an Irish Treaty Lender); or (iii) an Irish Treaty Lender, (B) upon reasonable written request from an Irish Borrower, provide such information as is necessary to enable such Irish Bor- rower to comply with the provisions of Sections 891A, 891E, 891F and 891G TCA (and any regulations made thereunder) and (C) comply with Section 2.16(j) as though it were a Lender. If a Participant fails to indicate its status in accordance with this Section 9.04(d), then such Participant shall be treated for the purposes of this Agreement (including by each Irish Borrower) as if it is not an Irish Qualifying Lender until such time as it notifies the Applicable Administrative Agent which category applies (and the Appli- cable Administrative Agent, upon receipt of such notification, shall inform each Irish Borrower); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the Bor- rowers as provided in this Section 9.04(d) or the extent that such disclosure is necessary to establish in connection with a Tax audit or Tax proceeding that such commitment, loan, letter of credit or other obliga- tion is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of the participation in question for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, no Administrative Agent (in its capacity as an applicable Administrative Agent) shall have no responsibility for maintaining a Participant Register. The parties intend that the Commitment and Loans will be at all times maintained in “registered form” within the meanings of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code and any Treasury Regulations (and any successor provisions) promulgated thereunder, including, without limitation, Treasury Regulations Sections 5f.103-1(c) and 1.871-14. (e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 2.14, 2.15 or 2.16 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Company’s prior written consent or results from a Change in Law after the sale of such participation. 173 (f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note(s), if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or, as to any Lender that is a Farm Credit Bank or other appropriate funding sources and entities within the Farm Credit System in accordance with the Farm Credit Act of 1971, as amended; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. (g) Resignation as Issuing Bank or Swingline Lender after Assignment. Notwithstanding an- ything to the contrary contained herein, Rabobank may, (i) upon 30 days’ notice to the Company and the Lenders, resign as an Issuing Bank and/or (ii) upon 30 days’ notice to the Company, resign as Swingline Lender. In the event of any such resignation as Issuing Bank or Swingline Lender, the Company shall be entitled to appoint from among the Revolving Multicurrency Tranche 1 Lenders a successor Issuing Bank or Swingline Lender hereunder; provided, however, that no failure by the Company to appoint any such successor shall affect the resignation of Rabobank as Issuing Bank or Swingline Lender, as the case may be. If Rabobank resigns as Issuing Bank, it shall retain all the rights, powers, privileges and duties of an Issuing Bank hereunder with respect to all Letters of Credit outstanding as of the effective date of its resig- nation as Issuing Bank and all L/C Disbursement with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Sec- tion 2.05(c)). If Rabobank resigns as Swingline Lender, it shall retain all the rights of the Swingline Lender provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Loans or fund risk partic- ipations in outstanding Swingline Loans pursuant to Section 2.04. Upon the appointment of a successor Issuing Bank and/or Swingline Lender, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Bank or Swingline Lender, as the case may be, and (b) the successor Issuing Bank shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to Rabobank to effectively assume the obligations of Rabobank with respect to such Letters of Credit. (h) Voting Participants. Notwithstanding anything in this Section 9.04 to the contrary, any Farm Credit Bank that: (i) is the owner of a participation or a sub-participation in one or more of the Com- mitments and Loans in the minimum aggregate amount of $5,000,000, (ii) is, by written notice to the Com- pany and the Applicable Administrative Agent (“Voting Participant Notification”), designated by the sell- ing Lender as being entitled to be accorded the rights of a voting participant hereunder, and (iii) is approved by the Company and the Applicable Administrative Agent as entitled to such rights under this clause, shall be referred to herein as a “Voting Participant”. To be effective, each Voting Participant Notification shall provide the following information with respect to the proposed Voting Participant: (1) the full name of such participant or sub-participant and the name of the Lender through whom such participant purchased its interests in the Commitments and Loans, (2) all information required by the Company and the Applicable Administrative Agent in order for the Company and the Applicable Administrative Agent to be able to communicate with the participant or sub-participant, and (3) the amount of the participant’s or sub-partici- pant’s participation in the Commitments and Loans. With respect to each matter requiring or allowing a Lender to provide or withhold its consent, or to otherwise vote on any matter under the Loan Documents: (x) each Voting Participant shall have the right to vote, or give or withhold such consents, as if it were a Lender holding Loans and Commitments in the principal amount of its interests in the Commitments and Loans acquired through its participation or sub-participation and (y) the interest of the Lender that sold the corresponding participation in the Commitments and Loans it holds shall be deemed to be reduced for such purposes (and only for such purposes) by the principal amount of each direct participation interest sold. The selling Lender and the Voting Participant shall notify the Applicable Administrative Agent and the Company of any termination of, or reduction or increase in the amount of, the participation or sub-partici- pation interests held by a Voting Participant. The Company and the Applicable Administrative Agent shall 174 be entitled to conclusively rely on information contained in notices delivered pursuant to this paragraph. The voting rights of a Voting Participant hereunder are solely for the benefit of the Voting Participant and shall not inure to any assignee or sub-participant of a Voting Participant. SECTION 9.05. Survival. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or there- with shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by each Administrative Agent, the Collateral Agent and each Lender, regardless of any investigation made by any Administrative Agent, the Collateral Agent or any Lender or on their behalf and notwithstanding that any Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Event, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding. The provisions of Sections 2.14, 2.15, 2.16 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any other Loan Document or any provision hereof or thereof. SECTION 9.06. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall be deemed an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract between and among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Pro Rata Administrative Agent and when the Pro Rata Adminis- trative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby. Delivery of an executed counterpart of a signature page of this Agreement by facsimile, emailed pdf. or any other electronic means that repro- duces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or any Loan Document shall be deemed to include Electronic Signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that nothing herein shall require any Administrative Agent to accept electronic signatures in any form or format without its prior consent. SECTION 9.07. Severability. Any provision of this Agreement held to be invalid, illegal or unen- forceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. SECTION 9.08. Right of Setoff. (a) If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final and in what- ever currency denominated) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Company or the other Borrowers against any of and all 175 the Obligations now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section 9.08 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have. (b) To the extent that any payment by or on behalf of any Borrower is made to an Administra- tive Agent, an Issuing Bank or any Lender, or an Administrative Agent, an Issuing Bank or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subse- quently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by an Administrative Agent, an Issuing Bank or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (i) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (ii) each Lender and each Issuing Bank severally agrees to pay to the Applicable Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Applicable Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect, in the applicable currency of such recovery or payment. The obligations of the Lenders and each Issuing Bank under clause (ii) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement. (c) NOTWITHSTANDING THE FOREGOING SUBSECTIONS (a) AND (b), AT ANY TIME THAT THE LOANS OR ANY OTHER OBLIGATION SHALL BE SECURED BY REAL PROP- ERTY LOCATED IN CALIFORNIA, NONE OF ANY LENDER, ANY ADMINISTRATIVE AGENT OR THE COLLATERAL AGENT SHALL EXERCISE A RIGHT OF SETOFF, LIEN OR COUNTER- CLAIM OR TAKE ANY COURT OR ADMINISTRATIVE ACTION OR INSTITUTE ANY PROCEED- ING TO ENFORCE ANY PROVISION OF THIS AGREEMENT OR ANY NOTE UNLESS IT IS TAKEN WITH THE CONSENT OF THE REQUIRED LENDERS OR APPROVED IN WRITING BY THE ADMINISTRATIVE AGENTS, IF SUCH SETOFF OR ACTION OR PROCEEDING WOULD OR MIGHT (PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 580a, 580b, 580d AND 726 OF THE CALIFORNIA CODE OF CIVIL PROCEDURE OR SECTION 2924 OF THE CALI- FORNIA CIVIL CODE, IF APPLICABLE, OR OTHERWISE) AFFECT OR IMPAIR THE VALIDITY, PRIORITY OR ENFORCEABILITY OF THE LIENS GRANTED TO THE COLLATERAL AGENT PURSUANT TO THE COLLATERAL DOCUMENTS OR THE ENFORCEABILITY OF THE NOTES AND OTHER OBLIGATIONS HEREUNDER, AND ANY ATTEMPTED EXERCISE BY ANY LENDER, ANY ADMINISTRATIVE AGENT OR THE COLLATERAL AGENT OF ANY SUCH RIGHT WITHOUT OBTAINING SUCH CONSENT OF THE REQUIRED LENDERS OR THE ADMIN- ISTRATIVE AGENTS SHALL BE NULL AND VOID. THIS SUBSECTION (c) SHALL BE SOLELY FOR THE BENEFIT OF EACH OF THE LENDERS AND THE ADMINISTRATIVE AGENTS HERE- UNDER. SECTION 9.09. Governing Law; Jurisdiction; Consent to Service of Process. (a) This Agreement, and any claim, controversy, dispute or cause of action based upon, arising out of or relating to this Agreement, shall be construed in accordance with and governed by the law of the State of New York. (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other

176 Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions (other than Sweden) by suit on the judgment or in any other manner provided by law. The foregoing shall not affect any right that any Administrative Agent or Collat- eral Agent may otherwise have to bring any action or proceeding relating to this Agreement against any other party or its properties in the courts of any jurisdiction. Each Borrower hereby irrevocably designates, appoints and empowers CT Corporation Systems, with offices on the Closing Date at 111 Eighth Avenue, New York, NY 10011, as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and docu- ments which may be served in any such action or proceeding. If for any reason such designee, appointee and agent shall cease to be available to act as such, each Borrower agrees to designate a new designee, appointee and agent in New York City on the terms and for the purposes of this provision reasonably sat- isfactory to the Administrative Agents under this Agreement. (c) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section 9.09. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. (d) Each party to this Agreement irrevocably consents to service of process in the manner pro- vided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law. SECTION 9.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREV- OCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FORE- GOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOC- UMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. SECTION 9.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement. SECTION 9.12. Confidentiality. Each of the Administrative Agents, the Collateral Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Infor- mation may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, trustees, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential and such Administrative Agent, Collateral Agent or Lender shall be 177 responsible for its Affiliate’s compliance with this Section 9.12), (b) to the extent requested or required by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners) (in which case such Administrative Agent, Collateral Agent or Lender shall, except with respect to any audit or examination conducted by accountants or any governmental authority or by the National Association of Insurance Commissioners or state insur- ance regulators exercising examination or regulatory authority over it or its Affiliates, to the extent practi- cable promptly notify the Company, prior to disclosure, to the extent permitted by law or regulation), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process (provided, that to the extent practicable and permitted by law, the Company has been notified prior to such disclosure so that the Company may seek, at the Company’s sole expense, a protective order or other appropriate remedy), (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 9.12, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or any Eligible Assignee invited to be a Lender pursuant to Section 2.19 or (ii) any actual or prospective counter- party (or its advisors) to any swap or derivative transaction relating to the Borrowers and their respective obligations; provided that no disclosure pursuant to this clause (f) shall be made to any Disqualified Insti- tution, (g) with the consent of the Company or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to an Administrative Agent, the Collateral Agent any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Company or any of its Subsidiaries. For purposes of this Section, “Information” means all information received from any Loan Party or its Affiliates or its or its Affiliates’ directors, offic- ers, partners, employees, trustees, investment advisors or agents, relating to the Loan Parties or their busi- ness or the Transactions, other than any such information that is available to an Administrative Agent, the Collateral Agent or any Lender on a nonconfidential basis. Any Person required to maintain the confiden- tiality of Information as provided in this Section 9.12 shall be considered to have complied with its obliga- tion to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Each of the Administrative Agents, the Collateral Agent and the Lenders acknowledges that (a) the Information may include material non-public information concerning the Company or a Restricted Subsid- iary, as the case may be, (b) it has developed compliance procedures regarding the use of material non- public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws. SECTION 9.13. USA PATRIOT Act; Beneficial Ownership. Each Lender that is subject to the Patriot Act (as hereinafter defined) and the Beneficial Ownership Regulation and each Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Loan Parties that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) and the Beneficial Ownership Regulation, it is required to obtain, verify and record information that identifies the Company and each other Loan Party, which information includes the name and address of the Company and each other Loan Party and other information that will allow such Lender or such Administrative Agent, as applicable, to identify the Company and each other Loan Party in accord- ance with the Patriot Act and the Beneficial Ownership Regulation. The Company shall, promptly follow- ing a request by any Administrative Agent or any Lender, provide all documentation and other information that such Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation. 178 SECTION 9.14. Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable Law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Sec- tion shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, to- gether with interest thereon at the Federal Funds Rate to the date of repayment, shall have been received by such Lender. SECTION 9.15. No Fiduciary Duty. In connection with all aspects of each transaction contem- plated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Company and each other Loan Party acknowledges and agrees, and acknowl- edges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agents, the Collateral Agent, the Lenders and the Arrangers are arm’s- length commercial transactions between the Company, each other Loan Party and their respective Affili- ates, on the one hand, and the Administrative Agents, the Collateral Agent, the Lenders and the Arrangers, on the other hand, (B) each of the Company and the other Loan Parties has consulted its own legal, ac- counting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Company and each other Loan Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Administra- tive Agents, the Collateral Agent, the Lenders and the Arrangers is and has been acting solely as a principal and has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Company, any other Loan Party or any of their respective Affiliates, or any other Person and (B) neither any Administrative Agent, the Collateral Agent, any Arranger nor any Lender has any obligation to the Company, any other Loan Party or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agents, the Collateral Agent, the Arrangers, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, the other Loan Parties and their respective Affiliates, and neither any Administrative Agent, the Collateral Agent nor any Arranger nor any Lender has any obligation to disclose any of such interests to the Company, any other Loan Party or any of their respective Affiliates. To the fullest extent permitted by law, each of the Company and the other Loan Parties hereby waives and releases any claims that it may have against any Administra- tive Agent, the Collateral Agent, the Arrangers and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby. SECTION 9.16. Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Not- withstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and (b) the effects of any Bail-In Action on any such liability, including, if applicable: 179 (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or (iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority. SECTION 9.17. Joint and Several Obligations; Administrative Borrower. (a) Except as specifically provided herein, the Obligations of (x) the Company and each of the other Revolving Borrowers under each of the Revolving Multicurrency Tranche 1 Facility, Revolving Mul- ticurrency Tranche 2 Facility, and the Revolving USD Tranche Facility, (y) the Term A Borrower, and (z) the Farm Credit Term Loan Borrower, in each case, shall be joint and several in nature regardless of which such Person actually receives Credit Events hereunder or the amount of such Credit Events received or the manner in which the Applicable Administrative Agent, any Issuing Bank or any Lender accounts for such Credit Events on its books and records. (b) Each Borrower hereby irrevocably appoints the Company as the borrowing agent and at- torney-in-fact for all Borrowers (the “Administrative Borrower”) and the Company hereby accepts such appointment, which appointment shall remain in full force and effect unless and until the Administrative Agents shall have received prior written notice signed by each Borrower that such appointment has been revoked and that another Borrower has been appointed Administrative Borrower. Each Borrower hereby irrevocably appoints and authorizes the Administrative Borrower to take on its behalf all actions required of such Borrower under the Loan Documents, and to exercise all powers and to perform all duties of such Borrower thereunder, including to submit and receive all certificates, notices, elections, and communica- tions. For the avoidance of doubt and notwithstanding anything in this Agreement or any other Loan Doc- ument to the contrary, each Borrower agrees that any notice, demand, certificate, delivery or other commu- nication delivered by any Administrative Agent, Issuing Bank or any Lender to the Company shall be deemed delivered to Borrowers at the time of such delivery. SECTION 9.18. Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Secured Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Sup- ported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd- Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated there- under, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States): (a) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Sup- ported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit

180 Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limita- tion of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support. (b) As used in this Section 9.18, the following terms have the following meanings: “BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party. “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in ac- cordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in ac- cordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in ac- cordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D). SECTION 9.19. Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally, and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Loan Party to honor all of its obligations under this Agreement in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 9.19 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 9.19, or otherwise under this Agreement, voidable under applicable law re- lating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section shall remain in full force and effect until the of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments and the expiration, cancellation, termination or cash collateralization of any Letters of Credit in accordance with the terms hereof. Each Qualified ECP Guarantor intends that this Section 9.19 constitute, and this Section 9.19 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other obligor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act. SECTION 9.20. Secured Hedge Agreement and Cash Management Obligations. Except as other- wise expressly set forth herein or in any Collateral Document, no Hedge Bank or Cash Management Bank shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, no Admin- istrative Agent shall be required to verify the payment of, or that other satisfactory arrangements have been 181 made with respect to, Obligations arising under Cash Management Obligations and Secured Hedge Agree- ments unless such Administrative Agent has received written notice of such Obligations, together with such supporting documentation as such Administrative Agent may request, from the applicable Hedge Bank or Cash Management Bank, as applicable. The Hedge Banks and the Cash Management Banks hereby au- thorize the Administrative Agents and the Collateral Agent to enter into any First Lien Intercreditor Agree- ment, any Junior Lien Intercreditor Agreement, any subordination agreement or other intercreditor agree- ment or arrangement permitted under this Agreement, and any amendment, modification, supplement or joinder with respect thereto, and the Hedge Banks and the Cash Management Banks acknowledge that any such intercreditor agreement (or amendment, modification, supplement or joinder) is binding upon the Hedge Banks or the Cash Management Banks, as applicable. SECTION 9.21. INTERCREDITOR AGREEMENTS. (a) PURSUANT TO THE EXPRESS TERMS OF EACH INTERCREDITOR AGREE- MENT, IN THE EVENT OF ANY CONFLICT OR INCONSISTENCY BETWEEN THE TERMS OF THE RELEVANT INTERCREDITOR AGREEMENT AND ANY OF THE LOAN DOCUMENTS, WITH RESPECT TO (I) THE PRIORITY OF THE LIENS AND SECURITY INTERESTS OR (II) THE RIGHT TO EXERCISE ANY REMEDIES WITH RESPECT TO ANY COLLATERAL, THE PROVI- SIONS OF THE RELEVANT INTERCREDITOR AGREEMENT SHALL GOVERN AND CONTROL. (b) EACH LENDER AUTHORIZES AND INSTRUCTS THE APPLICABLE ADMINIS- TRATIVE AGENT AND/OR THE COLLATERAL AGENT TO ENTER INTO THE RELEVANT IN- TERCREDITOR AGREEMENT ON BEHALF OF SUCH LENDER, AND TO TAKE ALL ACTIONS (AND EXECUTE ALL DOCUMENTS) REQUIRED (OR DEEMED ADVISABLE) BY IT IN ACCORD- ANCE WITH THE TERMS OF SUCH INTERCREDITOR AGREEMENT(S). EACH LENDER AGREES TO BE BOUND BY AND WILL TAKE NO ACTIONS CONTRARY TO THE PROVISIONS OF THE RELEVANT INTERCREDITOR AGREEMENT. (c) EACH LENDER IS RESPONSIBLE FOR MAKING ITS OWN ANALYSIS AND RE- VIEW OF THE RELEVANT INTERCREDITOR AGREEMENT AND THE TERMS AND PROVI- SIONS THEREOF, AND NO ADMINISTRATIVE AGENT OR THE COLLATERAL (AND NONE OF THEIR RESPECTIVE AFFILIATES) MAKES ANY REPRESENTATION TO ANY LENDER AS TO THE SUFFICIENCY OR ADVISABILITY OF THE PROVISIONS CONTAINED IN THE RELEVANT INTERCREDITOR AGREEMENT. THE PROVISIONS OF THIS SECTION 9.21 SHALL APPLY WITH EQUAL FORCE, MUTA- TIS MUTANDIS, TO ANY FIRST LIEN INTERCREDITOR AGREEMENT, ANY JUNIOR LIEN IN- TERCREDITOR AGREEMENT, ANY SUBORDINATION AGREEMENT AND ANY OTHER INTER- CREDITOR AGREEMENT OR ARRANGEMENT PERMITTED BY THIS AGREEMENT. SECTION 9.22. Parallel Liability. (a) Each Loan Party irrevocably and unconditionally undertakes to pay to the Collateral Agent an amount equal to the aggregate amount of its Corresponding Liabilities (as these may exist from time to time). (b) Each Secured Party and each Loan Party agree that: (i) each Loan Party’s Parallel Liability is due and payable at the same time, in the same amount and in the same currency as its Corresponding Liabilities; (ii) each Loan Party’s Parallel Liability is decreased to the extent that its Corresponding Liabil- ities have been irrevocably paid or discharged and its Corresponding Liabilities are decreased to the extent that its Parallel Liability has been irrevocably paid or discharged; (iii) each Loan Party’s Parallel Liability 182 is independent and separate from, and without prejudice to, its Corresponding Liabilities, and constitutes a single obligation of a Loan Party to the Collateral Agent (even though such Loan Party may owe more than one Corresponding Liability to the Secured Parties under the Loan Documents) and an independent and separate claim of the Collateral Agent, to receive payment of that Parallel Liability (in its capacity as the independent and separate creditor of that Parallel Liability and not as a co-creditor in respect of the Corre- sponding Liabilities); and (iv) for purposes under this Section 9.22, the Collateral Agent acts in its own name and not as agent, representative or trustee of the Secured Parties and accordingly holds neither its claim resulting from a Parallel Liability nor any Lien securing a Parallel Liability on trust. SECTION 9.23. California Judicial Reference. If any action or proceeding is filed in a court of the State of California by or against any party hereto in connection with any of the transactions contemplated by this Agreement or any other Loan Document, (a) the court shall, and is hereby directed to, make a general reference pursuant to California Code of Civil Procedure Section 638 to a referee (who shall be a single active or retired judge) to hear and determine all of the issues in such action or proceeding (whether of fact or of law) and to report a statement of decision, provided that at the option of any party to such proceeding, any such issues pertaining to a “provisional remedy” as defined in California Code of Civil Procedure Section 1281.8 shall be heard and determined by the court, and (b) without limiting the generality of Sec- tion 9.03, the Company shall be solely responsible to pay all fees and expenses of any referee appointed in such action or proceeding. SECTION 9.24. Waiver of Borrower Rights under Farm Credit Act; Patronage. (a) Each Borrower, having been represented by legal counsel in connection with this Agree- ment and, in particular, in connection with the waiver contained in this Section, does hereby voluntarily and knowingly waive, relinquish, and agree not to assert at any time, any and all rights that such Borrower may have or be afforded under the sections of the Agricultural Credit Act of 1987 designated as 12 U.S.C. Sections 2199 through 2202e and the implementing Farm Credit Administration regulations as set forth in 12 C.F.R Sections 617.7000 through 617.7630 (collectively, the “Farm Credit Law”), including those pro- visions which afford Borrowers certain rights, including but not limited to all statutory or regulatory rights of a borrower to disclosure of effective interest rates, differential interest rates, review of credit decisions, distressed loan restructuring, and rights of first refusal, and/or impose on any lender to any Borrower certain duties, with respect to the collection of any amounts owing hereunder or the foreclosure of any liens secur- ing any such amounts, or which require any Administrative Agent or any present or future Lender or par- ticipant to disclose to any Borrower the nature of any such rights or duties. Nothing contained in this Section 9.24, nor the delivery to Borrowers of any summary of any rights under, or any notice pursuant to, the Farm Credit Law shall be deemed to be, or be constructed to indicate the determination or agreement by Borrowers, Administrative Agents, or any Lender that the Farm Credit Law, or any rights thereunder, are or will be applicable to any Borrower or to the transactions contemplated by this Agreement. This waiver is given by Borrowers pursuant to the provisions of 12 C.F.R. Section 617.7010(c) to induce the Lenders to fund and extend to Borrowers the credit facilities described herein and to induce those Lenders which are Farm Credit Banks to agree to provide such credit facilities commensurate with their individual commitments as they may exist from time to time. (b) To be eligible to receive patronage amounts (if and when available) from a Farm Credit Bank (and such Farm Credit Bank’s Participants and sub-Participants if applicable) in accordance with the respective bylaws, capitalization plan and internal policies thereof (as each may be amended from time to time), Borrowers agree to execute such documentation (such documentation, the “Farm Credit Equity Doc- uments”) and take such actions as are required by such Farm Credit Bank (and such Farm Credit Bank’s Participants and sub-Participants if applicable) from time to time, including without limitation the purchase of equity interests or participation certificates therefrom (the “Farm Credit Equities”), the pledge of same to secure Borrowers’ obligations hereunder, and the execution of acknowledgements in form and substance 183 as required by such Farm Credit Bank (and such Farm Credit Bank’s Participants or sub-Participants if applicable). Each party hereto acknowledges and agrees that (i) the Farm Credit Equity Documents shall govern (x) the rights and obligations of the parties with respect to the Farm Credit Equities as well as any patronage refunds or other distributions made on account of any Borrower’s patronage with the respective Farm Credit Banks, (y) Borrowers’ eligibility for patronage distributions from the respective Farm Credit Banks or their Affiliates (in the form of Farm Credit Equities and/or cash) and (z) patronage distributions, if any, in the event of a sale by a Farm Credit Bank of participations or sub-participations in the Loans made (or participated in) by such Farm Credit Bank, (ii) such patronage refunds or other distributions are subject to approval by the applicable Board of Directors of such Farm Credit Bank or Affiliate with respect to each such refund or other distribution, and (iii) such patronage refunds or other distributions shall be payable directly for the account of any Borrower. Each party hereto acknowledges that each Farm Credit Bank (or its Affiliate) has a statutory first lien pursuant to the Farm Credit Act on all Farm Credit Equities of such Farm Credit Bank (or its Affiliate) that any Borrower may now own or hereafter acquire, which statutory lien shall be for such Farm Credit Bank’s (or its Affiliate’s) sole and exclusive benefit. The Farm Credit Equities of a particular Farm Credit Bank (or its Affiliate) shall not constitute security for the Obligations due to any other Lender. To the extent that any of the Loan Documents create a Lien on the Farm Credit Equities of a Farm Credit Bank (or its Affiliate) or on patronage accrued by such Farm Credit Bank (or its Affiliate) for the account of any Borrower (including, in each case, proceeds thereof), such Lien shall be for such Farm Credit Bank’s sole and exclusive benefit and shall not be subject to pro rata sharing hereun- der. Neither the Farm Credit Equities nor any accrued patronage shall be offset against the Obligations except that, in the event of an Event of Default, a Farm Credit Bank may elect, solely at its discretion, to apply the cash portion of any patronage distribution or retirement of equity to amounts owed to such Farm Credit Bank under this Agreement, whether or not such amounts are currently due and payable. Each Bor- rower acknowledges that any corresponding tax liability associated with such application is the sole respon- sibility of Borrowers. No Farm Credit Bank shall have an obligation to retire the Farm Credit Equities of such Farm Credit Bank upon any Event of Default, Default or any other default by Borrower, or at any other time, either for application to the Obligations or otherwise. SECTION 9.25. Erroneous Payments. (a) If any Administrative Agent (x) notifies a Lender, Issuing Bank, or any Person who has received funds on behalf of a Lender or Issuing Bank (any such Lender, Issuing Bank or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that such Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from such Administrative Agent) received by such Payment Recipient from such Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Bank or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writ- ing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of such Administrative Agent pending its return or repayment as contemplated below in this Section 9.25 and held in trust for the benefit of such Administrative Agent, and such Lender or Issuing Bank shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as such Administrative Agent may, in its sole discretion, specify in writing), return to such Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by such Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to such Administrative Agent in same day funds at the greater of the Federal Funds

184 Rate and a rate determined by such Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of any Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error. (b) Without limiting immediately preceding clause (a), each Lender, Issuing Bank or any Per- son who has received funds on behalf of a Lender or Issuing Bank (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from any Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that speci- fied in this Agreement or in a notice of payment, prepayment or repayment sent by such Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by such Administrative Agent (or any of its Affiliates), or (z) that such Lender, Issuing Bank or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case: (i) it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from such Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and (ii) such Lender or Issuing Bank shall (and shall use commercially reasonable efforts to cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify such Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying such Administrative Agent pursuant to this Section 9.25(b). For the avoidance of doubt, the failure to deliver a notice to such Administrative Agent pursuant to this Section 9.25(b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 9.25(a) or on whether or not an Erroneous Payment has been made. (c) Each Lender or Issuing Bank hereby authorizes each Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Issuing Bank under any Loan Document, or otherwise payable or distributable by such Administrative Agent to such Lender or Issuing Bank under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that such Administrative Agent has demanded to be returned under immediately preceding clause (a). (d) The parties hereto agree that (x) irrespective of whether the Administrative Agents may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, such Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender or Issuing Bank, to the rights and interests of such Lender or Issuing Bank, as the case may be) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by a Borrower; provided that this Section 9.25 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrowers relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been 185 made by such Administrative Agent; provided, further, that for the avoidance of doubt, immediately pre- ceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by such Administra- tive Agent from, or on behalf of (including through the exercise of remedies under any Loan Document), Borrowers for the purpose of a payment on the Obligations. (e) To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by such Ad- ministrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine. Each party’s obligations, agreements and waivers under this Section 9.25 shall survive the resignation or replacement of any Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and/or the repayment, satisfaction or dis- charge of all Obligations (or any portion thereof) under any Loan Document. SECTION 9.26. Amendment and Restatement. This Agreement amends and restates in its en- tirety the Existing Credit Agreement, and the provisions of the Existing Credit Agreement shall be super- seded by the provisions hereof. The execution, delivery and effectiveness of this Agreement and the other Loan Documents executed in connection herewith shall not (a) extinguish the indebtedness outstanding in connection with the Existing Credit Agreement, (b) constitute a novation with respect to such indebted- ness, or (c) operate as a waiver of any right, power or remedy of any Administrative Agent or any Lender under the Existing Credit Agreement or any of the Loan Documents (as defined in the Existing Credit Agreement) (as amended, restated, supplemented, or otherwise modified from time to time on or prior to the Closing Date, the “Existing Loan Documents”), except to the extent any Existing Loan Document is expressly released in writing on the Closing Date. Borrowers, each Administrative Agent, Collateral Agent, and the Lenders ratify and confirm each of the Existing Loan Documents and agree that the Exist- ing Loan Documents (except as amended and restated hereby) continue to be legal, valid, binding, and enforceable in accordance with their respective terms. To the extent Borrowers granted Liens on or secu- rity interests in any of its properties to Rabobank (including in its capacity as “collateral agent”) pursuant to any of the Existing Loan Documents as security for the applicable Obligations, Borrowers hereby ratify and reaffirm such grant of security to Rabobank in its capacity as Collateral Agent and confirm and agree that such Liens and security interests secure all of the applicable Obligations and remain in full force and effect after giving effect to this Agreement. However, for all matters arising prior to the Closing Date (in- cluding the accrual and payment of interest and fees, and matters relating to indemnification and compli- ance with financial covenants), the terms of the Existing Credit Agreement (as unmodified by this Agree- ment) shall control and are hereby ratified and confirmed. Borrowers represent and warrant that as of the Closing Date, there are no claims or offsets against or rights of recoupment with respect to or defenses or counterclaims to its obligations under the Existing Credit Agreement or any of the other Existing Loan Documents. Each of the Existing Loan Documents are hereby amended so that any reference in the Exist- ing Loan Documents to the Existing Credit Agreement shall mean a reference to the Existing Credit Agreement as amended and restated hereby and as further amended, restated, supplemented, or otherwise modified from time to time. [Remainder of page intentionally left blank; Signature pages omitted] [Signature Page – Amended and Restated Credit Agreement] IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatory as of the day and year first above written. DOLE FOOD COMPANY, INC., as Borrower By: Name: James A. Despain Title: Treasurer TOTAL PRODUCE USA HOLDINGS INC., as Borrower By: Name: Jacinta Devine Title: Chief Financial Officer Jacinta Devine Attorney Carl McCann Attorney Jacinta Devine Jacinta Devine Attorney Attorney

COO PERA TIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent, Collateral Agent, Issuing Bank, and Swingline Lender By: _____ �---------- Name: £,,- c.. Title: fl\,.,, (A_ ) .U p i'r e.c f-ol" CO OPERA TIEVE RABOBANK U.A., as a Lender By: _______________ _ Name: Title: By: ____ _ _ _ _ _ _ _ _ _ __ _ Name: Title: AMENDED AND RESTATED CREDIT AGREEMENT S-1 COOPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent, Collateral Agent, Issuing Bank, and Swingline Lender By: ____ _ _ _ _______ _ ame: Title: By: _ _ _ _ _ ________ _ ame: Title: COOPERATIEVE RABOBANK U.A., as a Lender AMENDED AND RESTATED CREDIT AGREEMENT S-1 S-2 AGFIRST FARM CREDIT BANK, as Farm Credit Administrative Agent and a Lender By: Name: Title: AMENDED AND RESTATED CREDIT AGREEMENT Leighton McLendon Senior Vice President S-3 AGSOUTH FARM CREDIT, ACA, as a Lender By: Name: Colin Meachem Title: Senior Vice President AMENDED AND RESTATED CREDIT AGREEMENT

AMENDED AND RESTATED CREDIT AGREEMENT S-4 BANK OF AMERICA, N.A., as a Lender By: Name: Title: John Dorost Director AMENDED AND RESTATED CREDIT AGREEMENT S-5 ALLIED IRISH BANKS, P.L.C, as a Lender By: Name: Title: By: Name: Title: AMENDED AND RESTATED CREDIT AGREEMENT S-6 THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND, as a Lender By: Name: Title: Name: Clíona Ní Shúilleabháin Title: Senior Manager ___________________________________By: Regina Walsh Associate Director AMENDED AND RESTATED CREDIT AGREEMENT S-7 CITY NATIONAL BANK, as a Lender By: Name: Title: Senior Vice President Todd Shrier

AMENDED AND RESTATED CREDIT AGREEMENT S-9 JPMORGAN CHASE BANK, N.A., LONDON BRANCH, as a Lender By: Name: Title: Ursula Murphy Executive Director AMENDED AND RESTATED CREDIT AGREEMENT S-10 THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as a Lender By: Name: Victoria Roberts Title: Authorized Signatory U.S. Bank National Association, as a Lender By: Name: Steven F. Bobinchak Title: Vice President

HSBC CONTINENTAL EUROPE, as a Lender AMENDED AND RESTATED CREDIT AGREEMENT S-12 By: Name: Thomas McDonagh Title: Relationship Director Russell Williamson Head of Large Corporates AMENDED AND RESTATED CREDIT AGREEMENT S-13 GOLDMAN SACHS BANK USA, as a Lender By: Name: Ananda DeRoche Title: Authorized Signatory SCHEDULE 1.01A Agreed Security Principles The guarantees and security required to be provided under the Loan Documents by any Loan Party that is incorporated or organized in a jurisdiction outside of the United States (or any state thereof) (a “Non-US Loan Party”) will be given in accordance with the security principles set out in this Schedule 1.01A (the “Agreed Security Principles”), and for the avoidance of doubt, shall not apply to guarantees and security to be provided by Loan Parties incorporated or organized in the United States. 1. General The Agreed Security Principles embody the recognition by all parties that there may be certain legal, regulatory and practical difficulties in obtaining effective or commercially reasonable guarantees and/or security from the Non-US Loan Parties. In particular: (a) general legal and statutory limitations, regulatory restrictions or limitations (including requirements for positive advice from works council), financial assistance, anti-trust and other competition authority restrictions, corporate benefit, fraudulent preference, equitable subordination, “exchange control restrictions”, “capital maintenance” rules and “liquidity impairment” rules, “interest stripping”, “controlled foreign corporation”, transfer pricing or “thin capitalisation” rules, tax restrictions, “fiscal unity” rules, retention of title claims, employee consultation or approval requirements and similar principles may prohibit, restrict or otherwise limit the ability of a Non-US Loan Party to provide a guarantee or security or may require that the guarantee or security be limited as to amount or otherwise and, if so, the guarantee or security will be limited accordingly, provided that, to the extent requested by the Collateral Agent before signing any applicable security or accession document, the relevant Loan Party shall use reasonable endeavours (but without incurring material cost) to overcome any such obstacle. In the case of any Non-US Loan Party that would only be capable of providing a guarantee or security if a financial assistance whitewash or similar procedure was undertaken, it is acknowledged that such procedure shall not be required where the cost of such procedure is disproportionate to the benefit of providing such a guarantee or security; (b) certain supervisory board, advisory board, works council, regulator or regulatory board (or equivalent), or another external body’s consent may be required to enable a Non-US Loan Party to provide a guarantee or security; such guarantee and/or security shall not be required unless such consent has been received provided that commercially reasonable efforts (not involving the payment of money) have been used by the relevant Non-US Loan Party to obtain the relevant consent to the extent permissible by law and regulation and such consent has no material adverse impact on relationships with third parties; (c) a key factor in determining whether or not a guarantee or security will be taken (and in respect of the security, the extent of its perfection and/or registration) is that the applicable time and cost (including, without limitation, adverse effects on taxes, accounting, interest deductibility, stamp duty, registration taxes, notarial costs, registration fees, guarantee fees payable to any person that is not the Company or a Subsidiary of the Company and all applicable legal fees) required to grant such guarantee or security or to complete such perfection will not be disproportionate to the benefit accruing to the Secured Parties of obtaining such guarantee, security or perfection; (d) Non-US Loan Parties will not be required to give guarantees or enter into Collateral Documents if it (x) conflicts with the fiduciary, legal or statutory duties of any of their directors or contravene any applicable legal or regulatory prohibition or restriction or (y) would reasonably be expected to result in a material risk of personal or criminal liability for any director or officer of or for any Loan Party or any Subsidiary of a Loan Party (in each case as reasonably determined in good faith by the Company and notified in writing to the Collateral Agent); (e) where a class of assets to be secured includes material and immaterial assets, if the cost of granting security over the immaterial assets is disproportionate to the benefit of such security, security will be granted over the material assets only; (f) it is acknowledged that it may be either impossible or impractical to create security over certain categories of assets in which event security will not be taken over such assets; (g) the giving of a guarantee, the granting of security and the registration and/or the perfection of the security granted will not be required if it would have a material adverse effect on the ability of the relevant Non-US Loan Party to conduct its operations and business in the ordinary course as otherwise permitted by the Loan Documents, including, without limitation, as a result of consequential practical difficulties concerning the use, disposal or other application of assets and cash in a manner appropriate to the proper and permitted conduct of the business of the Loan Parties; (h) no guarantee or security will be required to be given by or over any acquired person or asset acquired in a permitted acquisition (and no consent shall be required to be sought with respect thereto) which are required to support acquired secured indebtedness to the extent such acquired indebtedness and liens are permitted by the Loan Documents to remain outstanding after an acquisition and the documents governing such indebtedness prohibit such guarantees or security (and such prohibition was not entered into in contemplation of such acquisition). No member of a target group or other entity acquired pursuant to an acquisition not prohibited by the Loan Documents shall be required to become a Guarantor or grant security with respect to any Loan Documents if prevented by the terms of the documentation governing that Indebtedness or any refinancing indebtedness in respect of such Indebtedness under or in relation thereto not entered into in contemplation of such acquisition; (i) the obligations of any Non-US Loan Party incorporated in Sweden under a guarantee or Collateral Document shall be limited, if (and only if) required by the provisions of the Swedish Companies Act regulating distribution of assets (Sw. värdeöverföring) within the meaning of Chapter 17, Sections 1-4 (or their equivalents from time to time) and, in relation to any additional Swedish Loan Party, subject to any further limitations set out in any accession documents applicable to such additional Swedish Loan Party, if any, and it is understood that such obligations shall apply only to the extent permitted by the abovementioned provisions of the Swedish Companies Act (as applicable); (j) to the extent legally effective all security will be given in favour of the Collateral Agent (for the benefit of the Secured Parties) and not the Secured Parties individually (with the Collateral Agent to hold one set of Collateral Documents for the Secured Parties); “parallel debt” provisions will be used where necessary (and included in the Credit Agreement and not the individual Collateral Documents); (k) there should be no action required to be taken in relation to the guarantees or securities when any Lender assigns or transfers any of its Loans or participation in the Loans to a new Lender; (l) no security shall be required over any real property other than Material Real Property located in the United States; and

(m) no security will be granted over any Excluded Asset. 2. Guarantees and Security Subject to the due execution of all relevant security documents, completion of relevant perfection formalities within statutorily prescribed time limits, payment of all registration fees and documentary taxes, any other rights arising by operation of law, obtaining any relevant foreign legal opinions and subject to any guarantee and security limitations set out in the Loan Documents (and any relevant legal opinion) and other customary limitations in the relevant jurisdiction reasonably agreed by the Collateral Agent, each guarantee and security will be an upstream, cross-stream and downstream guarantee and security for all liabilities of the Borrowers and the other Loan Parties under the Loan Documents in accordance with, and subject to, the requirements of these Agreed Security Principles in each relevant jurisdiction and subject to any other limitations set forth in these Agreed Security Principles. The Collateral Agent and the Company shall negotiate the form of each Collateral Document in good faith in accordance with the terms of the Agreed Security Principles and the other limitations set forth in the Credit Agreement. 3. Initial Security The Collateral Documents, subject to these Agreed Security Principles and the other limitations set forth in the Loan Documents, to be executed on the Closing Date shall be the following: Document Governing law Parties Assets secured Security confirmation in respect of a share pledge agreement Danish law Nordic Fruit Holding AB (to be acknowledged by Dole Nordic A/S (f/k/a Total Produce Nordic A/S)) Coöperatieve Rabobank U.A. New York Branch The entire share capital of Dole Nordic A/S (f/k/a Total Produce Nordic A/S) Debenture Irish Dole plc Total Produce Limited Total Produce International Holdings Limited Dole Ireland Limited Total Produce International Limited Calanthe Limited Bolanpass Limited For all – general assets plus specific share security as follows: Dole plc: shares in Total Produce Limited Total Produce Limited: shares in Total Produce International Holdings Limited, Dole Ireland Limited, Total Produce International Limited, Calanthe Limited, Allegro Limited and Finantic Limited Total Produce International Holdings Document Governing law Parties Assets secured Finantic Limited Coöperatieve Rabobank U.A. New York Branch Limited: shares in Bolanpass Limited Share Charge Irish Law Total Produce International Finance B.V. Coöperatieve Rabobank U.A. New York Branch Shares in Bolanpass Limited Security confirmation letter Dutch law Total Produce International Limited Total Produce International Holdings Limited Dole Ireland Limited (f/k/a Total Produce Ireland Limited) Total Produce Investments B.V. Total Produce International Finance B.V. Dole Europe B.V. (f/k/a Total Produce B.V.) Total Produce Holdings B.V. Coöperatieve Rabobank U.A., New York Branch Intercompany receivables Bank accounts Insurance policies Intellectual Property Trade receiveables Confirmatory Debenture English law TPH (UK) Limited Dole Limited Dole UK Limited Redbridge Produce & Flowers Limited Bristol Fruit Sales (Market) Limited Coöperatieve Rabobank U.A., New York Branch General assets (including share security) Confirmatory Share Charge English law Total Produce International Holdings Limited Coöperatieve Rabobank U.A., New York Branch Shares in TPH (UK) Limited 4. Governing Law, Covered Jurisdictions and Jurisdiction of Security (a) All security (other than share security described in clause (b) below) will be governed by the law of, and secure only assets located in, the jurisdiction of incorporation of the relevant Non-US Loan Party (or, with respect to any Material Real Property of any Non-US Loan Party, the jurisdiction that the real estate is located in the United States). (b) Share security over any Subsidiary incorporated or formed in an Agreed Security Jurisdiction will be governed by the law of the place of incorporation or formation of that Subsidiary. Share security over any Subsidiary incorporated or formed in any other jurisdiction will be governed by the law of the place of incorporation or formation of the relevant Non-US Loan Party granting the security. (c) No Collateral Document shall be governed by the law of any jurisdiction other than an Agreed Security Jurisdiction and no perfection action will be required in any jurisdiction other than an Agreed Security Jurisdiction. (d) Nordic Fruit and TP Nordic shall not be required to deliver any Collateral Document other than share security over any of its direct Subsidiaries organized in an Agreed Security Jurisdiction (to the extent not an Excluded Asset). (e) No floating charge shall be required with respect to any Loan Party organized under the laws of Denmark or with respect to any assets located in Denmark. (f) Guarantees to be provided in accordance with the Agreed Security Principles are to be provided by any Subsidiary that is not an Excluded Subsidiary. (g) No Loan Party organized under the laws of the Netherlands shall be required to deliver a share pledge with respect to the equity in any Swedish Subsidiary (including, without limitation, Nordic Fruit). 5. Terms of Collateral Documents The following principles will be reflected in the terms of any security taken in connection with the Non-US Security Documents: (a) security will not be enforceable or crystallise unless (x) an Event of Default has occurred and is continuing and (y) the Collateral Agent has exercised its rights under Article VII of the Credit Agreement to terminate all or a part of the availability of the Commitments or cancel any undrawn portion of the Commitments or declare all or a part of the Loans to be immediately due and payable (unless the relevant demand or notice has been revoked in accordance with the Loan Documents) (an “Applicable Acceleration Event”); (b) the Collateral Agent shall only be able to exercise a power of attorney, proxy or similar delegation of authority granted to them under the Non-US Security Documents following the occurrence of an Applicable Acceleration Event and for as long as it is continuing; (c) the Non-US Security Documents should only operate to create security rather than to impose new commercial obligations or repeat clauses in Loan Documents; accordingly they should not contain additional representations, undertakings, covenants or other terms or indemnities (including in respect of title, insurance, information, notices, indemnities, tax gross up, distribution of proceeds, maintenance or protection of assets or the payment of fees, costs and expenses) unless these provisions are required for the creation, perfection, enforcement and/or registration of the security and then only to the extent they do not include, repeat or extend clauses set out in the Credit Agreement and, where applicable, are no more onerous than the terms of the Credit Agreement; (d) the Non-US Security Documents should not operate so as to prevent transactions which are permitted or not otherwise prohibited under the Credit Agreement or to require additional consents or authorizations for such transactions; (e) where relevant, the relevant Non-US Security Document will expressly exclude Excluded Assets from the property secured by that security document; (f) information, such as lists of assets, will, subject to any other limitation in these Agreed Security Principles, be provided if and only to the extent required by local law to be provided to create, perfect, enforce or register the relevant security interests; (g) where a Non-US Loan Party is free to dispose of an asset forming part of the Collateral to a non-Loan Party pursuant to the terms of the Loan Documents, the security interest in such Collateral shall be automatically released in accordance with the terms of the Credit Agreement; and (h) security will, where possible and practical, automatically create security over future assets of the same type as those already secured. 6. Intercompany Receivables (a) There will be no security over the intercompany receivables of any Non-US Loan Party other than as may be granted under a global security document, floating charge or similar global pledge governed by the law of the jurisdiction of such Non-US Loan Party. (b) If a Non-US Loan Party grants security over its intercompany receivables, then until an Applicable Acceleration Event has occurred and which is continuing any such Person will be free to deal with, amend, waive, repay or terminate its intercompany receivables over which it has granted security, to the extent not expressly prohibited from doing so by the Loan Documents. (c) If required under local law to create or perfect the security, notice of the security over intercompany receivables will be served on the relevant debtor and/or the security over intercompany receivables will be registered subject to the general principles set out in these Agreed Security Principles. 7. Shares (a) Until an Applicable Acceleration Event has occurred and which is continuing, the legal title of the shares or equivalent ownership interests subject to any security will remain with the relevant grantor of the security (unless transfer of title on granting such security is customary in the applicable jurisdiction). (b) Until an Applicable Acceleration Event has occurred and which is continuing, any grantor of share security will be permitted to retain and to exercise all voting rights and powers in relation to any shares or equivalent ownership interests and other related rights charged by it and receive, own and retain all assets and proceeds in relation thereto without restriction or condition, subject to (i) any express provisions of the Loan Documents to the contrary and (ii) any express requirements under the relevant Non-US Security Documents to deliver stock certificates and other similar documents of title. (c) Where customary and applicable as a matter of Law, as soon as reasonably practicable (taking into account any stamping or other transfer requirements) following the granting of any share security over certificated shares, the applicable share certificate (or other documents evidencing title to the relevant shares), if any, and a stock transfer form executed in blank (or applicable law equivalent) will be provided to the Collateral Agent and, where required by Law, the share certificate or shareholders’ register will be endorsed or written up and the share certificate or copy of the written up register provided to the Collateral Agent.

(d) Unless the restriction is required by Law or the terms of a shareholder agreement entered into with a party that is not member of the Group, the constitutional documents of the company whose shares are to be charged or pledged will be amended to the extent that it is within the power of the security grantor to do so (without breaching obligations to third parties) to remove any restriction on the charging or pledging of such shares and on the transfer or the registration of the transfer of the shares on enforcement of the security granted over them.

(e) No security shall be required to be granted over any shares or ownership interests in any joint venture or similar arrangement or any company in which any Loan Party has a minority interest to the extent constituting an Excluded Asset.

(f) If required under local law, security over shares or equivalent ownership interests will be registered subject to the general principles set out in these Agreed Security Principles.

(g) In relation to any security over shares in a Danish company, notice of the security will be served on the Danish company whose shares have been pledged immediately upon creation of that security and the applicable grantor of that security will simultaneously obtain an acknowledgement of that notice from the Danish company, together with an updated share register recording the pledge.

8. Bank accounts

(a) There will be no security over bank accounts of any Non-US Loan Party other than as may be granted under a global security document, floating charge or similar global pledge governed by the law of the jurisdiction of such Non-US Loan Party.

(b) Until an Applicable Acceleration Event has occurred and is continuing, there will be no account control agreements or "*fixed*" security over bank accounts, cash or receivables or any obligation to hold, pay or sweep cash or receivables into a particular account.

(c) If a Non-US Loan Party grants security over its bank accounts, then until an Applicable Acceleration Event has occurred which is continuing, such Non-US Loan Party shall be free to deal with those bank accounts in the ordinary course of its business in accordance with the terms of the Loan Documents.

(d) No notice shall be prepared or given to any account bank or with respect to any applicable bank account until an Applicable Acceleration Event has occurred which is continuing.

(e) Any security over bank accounts will be subject to Liens (if any) in favour of the account bank which are created either by law or in the standard terms and conditions of the account bank, whether created or arising before or after the security in favour of the Secured Parties has been given. No grantor of security will be required to change its banking arrangements or standard terms and conditions in connection with the granting of bank account security.

9. Insurance Policies

(a) There will be no security over the insurance policies of any Non-US Loan Party other than as may be granted under a global security document, floating charge or similar global pledge governed by the law of the jurisdiction of such Non-US Loan Party.

(b) If required by local Law to create and/or perfect the security over insurance policies of a Non-US Loan Party (to the extent so granted under a global security document, floating charge or similar global pledge governed by the law of the jurisdiction of such Non-US Loan Party), then notice of the security will be served on the insurance provider (within the number of days required (if any) by such local Law or otherwise within a reasonable period of time after the grant of security).

(c) No loss payee or other endorsement shall be required to be made on any insurance policy and no Lender or Collateral Agent shall be required to be named as co-insured, additional insured or loss payee with respect to insurance policy of any Non-US Loan Party.

10. Intellectual Property

(a) There will be no security over intellectual property of any Non-US Loan Party other than as may be granted under a global security document, floating charge or similar global pledge governed by the law of the jurisdiction of such Non-US Loan Party.

(b) If a Non-US Loan Party grants security over its intellectual property, then until an Applicable Acceleration Event has occurred which is continuing such Non-US Loan Party shall be free to deal with those assets in the ordinary course of its business in accordance with the terms of the Loan Documents.

(c) No notice shall be prepared or given to any third party from whom intellectual property is licensed until an Applicable Acceleration Event has occurred which is continuing.

(d) If required under local Law, the registration of security interests in respect of intellectual property will only be in respect of material intellectual property in the jurisdiction of incorporation of the relevant Non-US Loan Party subject to the general principles set out in these Agreed Security Principles including specifically as to cost / benefit. Registration of such material intellectual property will only be required at a relevant supra-national registry (such as the EU), subject to the general principles set out in these Agreed Security Principles including specifically as to cost / benefit.

11. Trade Receivables

(a) There will be no security over trade receivables of any Non-US Loan Party other than as may be granted under a global security document, floating charge or similar global pledge governed by the law of the jurisdiction of such Non-US Loan Party.

(b) If a Non-US Loan Party grants security over its trade receivables then, until an Applicable Acceleration Event has occurred which is continuing, such Non-US Loan Party will be free to deal with, amend, waive, repay or terminate those receivables in the course of its business and in accordance with the terms of the Loan Documents.

(c) No notice of security may be prepared or served unless an Applicable Acceleration Event has occurred which is continuing.

(d) If required by local Law to create and/or perfect security then security over trade receivables will be registered subject to the general principles set out in these Agreed Security Principles.

(e) Any list of trade receivables required shall not include details of the underlying contracts. No security over such trade receivables shall be perfected with public filings where it would put the details of such trade receivables or the underlying contracts at material risk of public disclosure or where disclosure of such a list would cause the relevant Non-US Loan Party to breach any data protection obligations or other confidentiality obligations owed by it.

Schedule 1.01B

Existing Letters of Credit

Subsidiary	Bank	Currency	Beneficiary	Amount	Maturity Date
Dole Food Company, Inc	Bank of America, N.A.	EUR	Deutsche Bank AG New York Branch	360,000.00	20-Aug-25
Dole Food Company, Inc	Bank of America, N.A.	USD	National Union Fire Insurance	1,684,444.00	01-Oct-25
Dole Food Company, Inc	Bank of America, N.A.	USD	XL Speciality Insurance Company	750,000.00	08-Mar-26
Dole Food Company, Inc	Bank of America, N.A.	USD	Waterview Plaza LLC	20,880.00	30-Sep-25
Dole Food Company, Inc	Bank of America, N.A.	EUR	Deutsche Bank	209,792.34	18-Jan-26
Dole Food Company, Inc	Bank of America, N.A.	CHF	BNP Paribas	240,000.00	23-Jan-26
Dole Food Company, Inc	Bank of America, N.A.	SEK	Skandinaiska Enskilda Banken	7,000,000.00	28-Feb-26
Dole Food Company, Inc	Bank of America, N.A.	EUR	Deutsche Bank AG, New York Branch	1,064,932.45	24-Sep-25

Schedule 1.01C

Daily Compounded SOFR Formula

"*Daily Compounded SOFR*" for any U.S. Government Securities Business Day *m* during an Interest Period, the rate per annum (rounded to the nearest one hundred thousandth of a percentage point) calculated as follows:

$$(CER_m - CER_{m-1}) \times \frac{N}{n_m}$$

For purposes of calculating the rate in the above formula:

"CER_m" is the Compounded Effective Rate for that U.S. Government Securities Business Day "*m*";

"CER_{m-1}" is, in relation to that U.S. Government Securities Business Day "*m*", the Compounded Effective Rate for the immediately preceding U.S. Government Securities Business Day (if any) during such Interest Period;

"n_m" is, the number of calendar days from, and including, that U.S. Government Securities Business Day "*m*" up to, but excluding, the following U.S. Government Securities Business Day;

"*N*" is 360; and

"*Compounded Effective Rate*" is, for any U.S. Government Securities Business Day during an Interest Period (the "Calculation Business Day"), the percentage rate per annum calculated as set out below:

$$\left[\prod_{i=1}^{d_o}\left(1 + \frac{n_i \times FlooredSOFR_{i-[5]Business\ Days}}{N}\right)\right] - 1$$

For purposes of calculating the Compounded Effective Rate:

"*Calculation Period*" means the period from the first U.S. Government Securities Business Day of that Interest Period to, and including, such Calculation Business Day;

"d_o" is the number of U.S. Government Securities Business Days in the Calculation Period;

"*i*" is a series of whole numbers from one to d_o, each representing the relevant U.S. Government Securities Business Day in chronological order in the Calculation Period;

"$FlooredSOFR_{i-[5]\ Business\ Days}$" is, for any U.S. Government Securities Business Day "*i*" during the Calculation Period, the greater of: (a) SOFR for the U.S. Government Securities Business Day (such day, the "SOFR Determination Day") which is 5 U.S. Government Securities Business Days prior to that U.S. Government Securities Business Day "*i*" as such SOFR Administrator on the SOFR Administrator's Website and (b) the Floor. If by 5:00 pm (New Yorl time) on the second (2nd) U.S. Government Securities Business Day immediately following any SOFR Determination Day, SOFR in respect of such SOFR Determination Day has not been published on the SOFR Administrator's Website and a Benchmark Replacement Date with respect to Daily Compounded SOFR has not occurred, then SOFR for such SOFR Determination Date will be SOFR as published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator's Website; **provided** that any

SOFR determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Compounded SOFR for no more than three (3) consecutive U.S. Government Securities Business Days "i";

"n_i" is, the number of calendar days from, and including, that U.S. Government Securities Business Day "i" up to, but excluding, the following U.S. Government Securities Business Day; and

"N" has the same meaning as the term above.

Schedule 2.01

Commitments

Lender	Revolving Multicurrency Tranche 1 Commitment	Revolving Multicurrency Tranche 2 Commitment	Revolving USD Tranche Commitment	Term A Loan Commitment	Farm Credit Term Loan Commitment	Total Commitments
COÖPERATIEVE RABOBANK U.A.	$40,000,000.00	$0.00	$0.00	$40,000,000.00	$0.00	$80,000,000.00
BANK OF AMERICA, N.A.	$40,000,000.00	$0.00	$0.00	$40,000,000.00	$0.00	$80,000,000.00
ALLIED IRISH BANKS, P.L.C	$40,000,000.00	$0.00	$0.00	$40,000,000.00	$0.00	$80,000,000.00
THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND	$25,000,000.00	$0.00	$0.00	$25,000,000.00	$0.00	$50,000,000.00
CITY NATIONAL BANK	$25,000,000.00	$0.00	$0.00	$25,000,000.00	$0.00	$50,000,000.00
DANSKE BANK A/S, IRISH BRANCH	$25,000,000.00	$0.00	$0.00	$25,000,000.00	$0.00	$50,000,000.00
JPMORGAN CHASE BANK, N.A., LONDON BRANCH	$25,000,000.00	$0.00	$0.00	$25,000,000.00	$0.00	$50,000,000.00
THE TORONTO-DOMINION BANK, NEW YORK BRANCH	$0.00	$37,500,000.00	$0.00	$10,000,000.00	$0.00	$47,500,000.00
U.S. BANK NATIONAL ASSOCIATION	$20,000,000.00	$0.00	$0.00	$20,000,000.00	$0.00	$40,000,000.00
HSBC CONTINENTAL EUROPE	$40,000,000.00	$0.00	$0.00	$0.00	$0.00	$40,000,000.00
GOLDMAN SACHS BANK USA	$32,500,000.00	$0.00	$0.00	$0.00	$0.00	$32,500,000.00

Lender	Revolving Multicurrency Tranche 1 Commitment	Revolving Multicurrency Tranche 2 Commitment	Revolving USD Tranche Commitment	Term A Loan Commitment	Farm Credit Term Loan Commitment	Total Commitments
AGFIRST FARM CREDIT BANK	$0.00	$0.00	$250,000,000.00	$0.00	$0.00	$250,000,000.00
AGSOUTH FARM CREDIT, ACA	$0.00	$0.00	$0.00	$0.00	$350,000,000.00	$350,000,000.00
TOTAL:	**$312,500,000.00**	**$37,500,000.00**	**$250,000,000.00**	**$250,000,000.00**	**$350,000,000.00**	**$1,200,000,000.00**

Schedule 2.16(h)

UK Treaty Lenders and UK Non-Bank Lenders

Lender	DTTP Scheme Reference Number	Jurisdiction of Tax Residence	Type of Lender (Insert whether Lender is (i) not a UK Qualifying Lender, (ii) a UK Qualifying Lender (other than a UK Treaty Lender) or (iii) a UK Treaty Lender)
COÖPERATIEVE RABOBANK U.A.	1/C/70166/DTTP	Netherlands	UK Treaty Lender
U.S. BANK NATIONAL ASSOCIATION	13/U/62184/DTTP	USA	UK Treaty lender
THE TORONTO-DOMINION BANK, NEW YORK BRANCH	3/T/80000/DTTP	USA	UK Treaty Lender
HSBC CONTINENTAL EUROPE	9/H/39/H/310721/DTTP	France	UK Treaty Lender
BANK OF AMERICA, N.A.	13/B/7418/DTTP	USA	UK Treaty Lender
ALLIED IRISH BANKS, P.L.C	None	Ireland	Not a UK Qualifying Lender
JPMORGAN CHASE BANK, N.A., LONDON BRANCH	None	UK	Qualifying Lender (other than a UK Treaty Lender)
THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND	12/G/57971/DTTP	Ireland	UK Treaty Lender
DANSKE BANK A/S, IRISH BRANCH	08/D/316495/DTTP	Ireland	UK Treaty Lender
GOLDMAN SACHS BANK USA	13/G/351779/DTTP	USA	UK Treaty Lender
CITY NATIONAL BANK	13/C/224550/DTTP	USA	UK Treaty lender
AGFIRST FARM CREDIT BANK	None	USA	Not a UK Qualifying Lender
AGSOUTH FARM CREDIT, ACA	None	USA	Not a UK Qualifying Lender

Schedule 3.01

Subsidiaries

Owned Entity Name	Owned Entity's Domestic Jurisdiction	Percent Owned	Loan Party	Owner's Jurisdiction
Dole Nordic Properties ApS (formerly TPN Ejendomme ApS)	Denmark	100.00%	Dole Nordic A/S (f/k/a Total Produce Nordic A/S)	Denmark
KRYDDER GRØNT ApS	Denmark	51.00%		
NORDIC FRUIT A/S	Denmark	60.00%		
Total Produce Investments BV	Netherlands	10.26%	Dole Ireland Limited (f/k/a Total Produce Ireland Limited)	Ireland
Alcala Property Investments Limited	Ireland	100.00%	Dole Ireland Limited (f/k/a Total Produce Ireland Limited)	Ireland
Wexford Tomatoes Limited	Ireland	100.00%	Dole Ireland Limited (f/k/a Total Produce Ireland Limited)	Ireland
Zorita Limited	Ireland	100.00%	Dole Ireland Limited (f/k/a Total Produce Ireland Limited)	Ireland
Monsport Limited	Ireland	100.00%	Dole Ireland Limited (f/k/a Total Produce Ireland Limited)	Ireland
Total Produce Ireland Pension Trust Limited	Ireland	100.00%	Dole Ireland Limited (f/k/a Total Produce Ireland Limited)	Ireland
Vernons Stores Limited	Ireland	100.00%	Dole Ireland Limited (f/k/a Total Produce Ireland Limited)	Ireland
Total Produce Limited	Ireland	100.00%	Dole Plc	Ireland
N/A	N/A	N/A	Finantic Limited	Ireland
Total Produce USA Holdings Inc	USA	10.22%	Total Produce International Limited	Ireland
Total Produce International Finance BV	Netherlands	100.00%	Total Produce International Limited	Ireland
Waddell Limited	Ireland	100.00%	Total Produce International Limited	Ireland

Bolanpass Limited	Ireland	TP International Holdings Ltd holds 100% of the "A" shares in Bolanpass Limited (no ordinary shares held by TP International Holdings Limited)	Total Produce International Holdings Limited	Ireland
Total Produce USA Holdings Inc	USA	0.02%	Total Produce International Holdings Limited	Ireland
Total Produce Investments BV	Netherlands	89.74%	Total Produce International Holdings Limited	Ireland
TPH (UK) Limited	UK	100.00%	Total Produce International Holdings Limited	Ireland
Fountain Global Limited	Jersey	100.00%	Total Produce International Holdings Limited	Ireland
Dole Receivables DAC	Ireland	100.00%	Total Produce International Holdings Limited	Ireland
Dole 5000 S.r.l.	Italy	100.00%	Total Produce International Holdings Limited	Ireland
Dole Corporate Finance Limited (Formerly TP Corporate Finance Limited)	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Total Produce International Holdings Limited	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Calanthe Limited	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Total Produce International Limited	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland

Dole Management Services Limited (formerly Total Produce Management Services Limited)	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
TP Secretarial Services Limited	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Negev Limited	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Express Fruit Limited	Ireland	55.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Dole Ireland Limited (formerly Total Produce Ireland Limited)	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Allegro Limited	Ireland	92.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Uniplumo (Ireland) Limited	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Finantic Limited	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Dole Procurement Ireland Limited	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Dole Ocean Transport Express Limited (f/k/a Dole Logistics Ireland Limited)	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Dole Ireland Treasury Limited	Ireland	100.00%	Total Produce Limited (f/k/a Total Produce PLC)	Ireland
Hortim International Spol. sro	Czechia	74.90%	Bolanpass Limited	Ireland
Total Produce USA Holdings Inc	USA	89.76%	Calanthe Limited	Ireland
Riverland Produce Supplies BV	Netherlands	50.00%	Total Produce Holdings B.V.	Netherlands
Nordic Fruit Holding AB	Sweden	100.00%	Total Produce Holdings B.V.	Netherlands
Anaco International BV	Netherlands	100.00%	Total Produce Holdings B.V.	Netherlands
EurobananCanarias SA	Spain	50.00%	Total Produce Holdings B.V.	Netherlands
Total Produce Management Services BV	Netherlands	100.00%	Total Produce Holdings B.V.	Netherlands
Dole Spain Import SL	Spain	100.00%	Total Produce Holdings B.V.	Netherlands
TP Holdings Brazil Limitada	Brazil	100.00%	Total Produce Holdings B.V.	Netherlands
Argofruta BV	Netherlands	60.00%	Total Produce Holdings B.V.	Netherlands
TPH Beheer BV	Netherlands	60.00%	Total Produce Holdings B.V.	Netherlands
Dole Diversified Spain	Spain	100.00%	Total Produce Holdings B.V.	Netherlands
Indigo Holding SAS	France	100.00%	Dole Europe B.V. (f/k/a Total Produce B.V.)	Netherlands
Bolanpass Limited	Ireland	99.99%	Total Produce International Finance B.V.	Netherlands
ASF Holding BV	Netherlands	85.00%	Total Produce Investments B.V.	Netherlands
Total Produce Holdings BV	Netherlands	100.00%	Total Produce Investments B.V.	Netherlands
Total Produce Direct Holdings BV	Netherlands	100.00%	Total Produce Investments B.V.	Netherlands
Dole Nordic A/S (formerly Total Produce Nordic A/S)	Denmark	100.00%	Nordic Fruit Holding AB	Sweden
Nordic Canada Holdings AB	Sweden	100.00%	Nordic Fruit Holding AB	Sweden
Dole Nordic AB (formerly Total Produce Nordic AB)	Sweden	100.00%	Nordic Fruit Holding AB	Sweden
Orange Direct Load Services BV	Netherlands	70.00%	Nordic Fruit Holding AB	Sweden
R Group Holdings Limited	UK	100.00%	TPH (Uk) Limited	UK
Total Produce Holdings (UK) Limited	UK	100.00%	TPH (Uk) Limited	UK
N/A	N/A	N/A	Bristol Fruit Sales (Market) Limited	UK

T & J Barnes Limited	UK	100.00%	Dole Limited (f/k/a Total Produce Limited)	UK
Total Produce Pension Scheme Trustees Limited	UK	100.00%	Dole Limited (f/k/a Total Produce Limited)	UK
Oval (2143) Limited	UK	100.00%	Dole Limited (f/k/a Total Produce Limited)	UK
Bristol Fruit Sales (Market) Ltd	UK	100.00%	Dole Limited (f/k/a Total Produce Limited)	UK
Provenance Partners Limited	UK	50.00%	Dole Limited (f/k/a Total Produce Limited)	UK
Mark Murphy & Partner Limited	UK	100.00%	Dole Limited (f/k/a Total Produce Limited)	UK
Burbank Produce Limited	UK	77.50%	Dole Limited (f/k/a Total Produce Limited)	UK
Four Seasons Harvest Limited	UK	95.00%	Dole UK Limited (f/k/a Total Worldfresh Limited)	UK
Total Berry Limited	UK	100.00%	Dole UK Limited (f/k/a Total Worldfresh Limited)	UK
Avofresh Ltd	UK	50.00%	Dole UK Limited (f/k/a Total Worldfresh Limited)	UK
The Leicester Wholesale Fruit Market Limited	UK	25.00%	Redbridge Produce & Flowers Limited	UK
Compania Musa Cero Nueve Sociedad Anónima	Costa Rica	80.95%	Dole Food Company, Inc.	USA
Dole Fresh Vegetables, Inc.	USA	100.00%	Dole Food Company, Inc.	USA
Dole Holdings, Inc.	USA	100.00%	Dole Food Company, Inc.	USA
La Petite d'Agen, Inc.	USA	100.00%	Dole Food Company, Inc.	USA
Mendocino Limited	Bermuda	100.00%	Dole Food Company, Inc.	USA
Reefership Marine Services, L.L.C.	USA	100.00%	Dole Food Company, Inc.	USA
Renaissance Capital Corporation	USA	100.00%	Dole Food Company, Inc.	USA
Tropical Fruit Europe, L.L.C.	USA	100.00%	Dole Food Company, Inc.	USA
Wahiawa Water Company, Inc.	USA	100.00%	Dole Food Company, Inc.	USA

Avocado Investments, LLC	USA	100.00%	Total Produce USA Holdings Inc.	USA
Total Produce Chile Holdings SpA	Chile	100.00%	Total Produce USA Holdings Inc.	USA
DFC Holdings, LLC	USA	100.00%	Total Produce USA Holdings Inc.	USA
Oceanview Produce LLC	USA	100.00%	Bud Antle, Inc.	USA
Royal Packing LLC	USA	100.00%	Bud Antle, Inc.	USA
Salinas Transplants Co.	USA	50.00%	Bud Antle, Inc.	USA
Barclay Hollander Corporation	USA	100.00%	Calicahomes, Inc.	USA
Dole Food Company, Inc.	USA	100.00%	DFC Holdings, LLC	USA
Blueberry Farms de Mexico, S. de R.L. de C.V.	Mexico	99.97%	Dole Diversified North America, Inc.	USA
Sunnyridge Farm Chile, S.A.	Chile	100.00%	Dole Diversified North America, Inc.	USA
Sunnyridge Farm Mexico, S.A. de C.V.	Mexico	98.00%	Dole Diversified North America, Inc.	USA
Dole Ocean Cargo Express, Inc.	USA	100.00%	Dole Fresh Fruit Company	USA
Standard Fruit Company	USA	100.00%	Dole Fresh Fruit Company	USA
Standard Fruit de Nicaragua, S.A.	USA	82.00%	Dole Fresh Fruit Company	USA
Blueberry Farms de Mexico, S. de R.L. de C.V.	Mexico	0.03%	Dole Fresh Vegetables, Inc.	USA
Bud Antle, Inc.	USA	100.00%	Dole Fresh Vegetables, Inc.	USA
Dole Diversified North America Inc	USA	100.00%	Dole Fresh Vegetables, Inc.	USA
Soledad Vegetable Co., LLC	USA	100.00%	Dole Fresh Vegetables, Inc.	USA
Springfield Vegetable Co., LLC	USA	100.00%	Dole Fresh Vegetables, Inc.	USA
Sunnyridge Farm Mexico, S.A. de C.V.	Mexico	2.00%	Dole Fresh Vegetables, Inc.	USA
Western Coolers, LLC	USA	100.00%	Dole Fresh Vegetables, Inc.	USA
Dole Fresh Fruit Company	USA	100.00%	Dole Holdings, Inc.	USA

Standard Fruit and Steamship Company	USA	100.00%	Dole Holdings, Inc.	USA
Bienes e Inversiones Mazapan, S. C. de C.V.	Honduras	34.10%	Dole Ocean Cargo Express, Inc.	USA
Bienes y Servicios, S. de R.L. de C.V.	Honduras	69.00%	Dole Ocean Cargo Express, Inc.	USA
Dole Foreign Holdings, Ltd.	Bermuda	100.00%	Dole Ocean Cargo Express, Inc.	USA
Standard Fruit de Nicaragua, S.A.	Nicaragua	18.00%	Dole Ocean Cargo Express, Inc.	USA
Calicahomes, Inc.	USA	100.00%	La Petite D'agen, Inc.	USA
N/A	N/A	N/A	Oceanview Produce LLC	USA
N/A	N/A	N/A	Reefership Marine Services, L.L.C.	USA
N/A	N/A	N/A	Renaissance Capital Corporation	USA
N/A	N/A	N/A	Royal Packing LLC	USA
Dole Chile S.A.	Chile	4.03%	Standard Fruit and Steamship Company	USA
Dole Comercial Chile Limitada	Chile	0.37%	Standard Fruit Company	USA
N/A	N/A	N/A	Tropical Fruit Europe, L.L.C.	USA
N/A	N/A	N/A	Wahiawa Water Company, Inc.	USA

Schedule 3.05

Material Real Property

Entity of Record	Common Name and Address
Bud Antle, Inc.	Marina Cooler 315 Neponset Road, Salinas, CA
Bud Antle, Inc.	Bessemer City Plant 220 Southridge Pkwy, Bessemer City, NC
Bud Antle, Inc.	Soledad Facility – 32655 Camphora-Gloria Road, Soledad, CA
Bud Antle, Inc.	Yuma Plant 3450 and 3650 E 40th Street and 3701 S. Avenue 3E, Yuma AZ
Bud Antle, Inc.	Springfield OH Plant 600 Benjamin Dr, Springfield, OH
Dole Food Company, Inc.	Acreage in Hawaii – Tax Map Keys: (1) 6-6-020-011

	(1) 6-1-002-001 (1) 6-1-002-023 (1) 6-1-002-024 (1) 6-2-005-035 (1) 6-2-006-006 (1) 6-4-001-013 (1) 6-4-001-015 (1) 6-4-003-018 (1) 6-4-003-022 (1) 6-4-004-009 (1) 6-5-002-018 (1) 6-5-002-019 (1) 6-5-002-027 (1) 6-5-002-028 (1) 6-5-005-003 (1) 6-5-005-004 C (1) 6-5-005-004 G.4 (1) 6-5-005-008 (1) 6-6-006-011 (1) 6-6-010-010 (1) 6-6-012-001	(1) 6-6-022-001 (1) 6-6-023-003 (1) 6-6-024-001 (1) 6-7-001-005 Portion (1) 6-7-001-014 (1) 6-7-001-017(1) 6-7-001-059 (1) 6-7-007-040 (1) 6-7-009-071 (1) 6-7-013-007 (1) 7-1-003-019 (1) 7-1-005-059 (1) 7-1-006-006 (1) 7-1-007-015 6-2-002-004 Portions (1) 6-5-001-055

Schedule 3.06

<u>Litigation</u>

Case Summary	Judgement
Shell Oil Company v. Barclay Hollander Corporation, Los Angeles County Super. Ct. No. BC544786, Pending in Second Appellate District in the Court of Appeal of the State of California.	Shell Oil Company obtained a judgment against Dole Food Company, Inc., and its subsidiary Barclay Hollander Corporation ("BHC") for $133.4 million in cleanup costs related to oil pollution on a Shell site that BHC developed into housing. That judgment was later partially offset by an order that Shell pay BHC approximately $26.7 million in attorney's fees. BHC and Dole Food Company, Inc. appealed the damages award and secured a bond sufficient to stay enforcement of the judgement. Shell has appealed the award of the attorney's fees.

Schedule 5.09(d)

Post-Closing Matters

Within ninety (90) days after the Closing Date (as such date may be extended by the Administrative Agent in its reasonable discretion), the applicable Loan Party shall deliver the following documentation with respect to each Mortgaged Property, in each case, in form and substance reasonably acceptable to the Collateral Agent:

(1) an amendment to the existing Mortgage (the "Mortgage Amendment") for such Mortgaged Property, duly executed and acknowledged by the applicable Loan Party, and in form for recording in the recording office where such Mortgage was recorded, together with such certificates, affidavits, questionnaires or returns as shall be required in connection with the recording or filing thereof under applicable law, in each case in form and substance approved by the applicable local counsel for filing in the appropriate jurisdiction;

(2) a mortgage modification endorsement (without a date down) to the existing title insurance policy covering the Mortgaged Property not located in Hawaii;

(3) such affidavits certificates, information and instruments of indemnification as shall be reasonably required to induce the title insurance company to issue customary mortgage modification endorsements to the title insurance policy contemplated pursuant to the Mortgage Amendment and evidence of payment of all applicable title insurance premiums, search and examination charges, mortgage recording taxes and related charges, costs and expenses required for the recording of the Mortgage Amendment referred to above and required for the issuance of endorsements to the title policy contemplated by this Schedule 5.09(d); and

(4) opinions from local counsel in each jurisdiction (A) where a Mortgaged Property is located regarding the enforceability and perfection of the Mortgage (as amended by the Mortgage Amendment) and any related fixture filings (if any) and (B) where the applicable Loan Party granting the Mortgage on said Mortgaged Property is organized, regarding the due authorization, execution and delivery of such Mortgage Amendment, in the case of (A) and (B), in form and substance reasonably satisfactory to the Collateral Agent.

Schedule 5.12

<u>Unrestricted Subsidiaries</u>

None.

Schedule 6.01

<u>Existing Indebtedness</u>

1) The following Indebtedness of Dole plc and its Subsidiaries:

Term Loans

Business Entity	**Bank**	**Currency**	**Amount as of 03/31/2025**
Agrofruta Com Exp Limitada	Banco Do Brasil	BRL	3,667,780
Argo Logistica Limitada	Banco Do Nordeste Brasil	BRL	473,000
Argo Logistica Limitada	Banco Do Nordeste Brasil	BRL	192,500
Agrofruta Com Exp Limitada	Banco Santander	BRL	750,000
Eco Farms Investments Holdings, LLC	Rabo Agrifinance LLC	USD	2,191,165
Hortim International Spol. Sro	Kommercial Bank	CZK	76,785,726
Hortim International Spol. Sro	Unicredit	EUR	2,375,000
Dole France	Société Générale	EUR	1,414,172
Dole Chile S.A.	Santander	USD	4,320,000
Standard Fruit Argentina	Banco de Crédito e Inversiones	USD	520,989
Dole Azteca	Rabobank	USD	15,002,288
Dole Maya	Rabobank	USD	13,638,443
Dole Pacific	DZB Bank	USD	8,479,167
Dole Atlantic	DZB Bank	USD	9,250,000
Dole Caribbean	DZB Bank	USD	10,020,833
Agroindustrial Piñas del Bosque S.A	Banco Bac Credomatic S.A	USD	4,943,898
Agroindustrial Piñas del Bosque SA	Grupo Cafegal S.A	USD	1,996,000
Standard Fruit Honduras, S.A.	Banco Atlántida	USD	30,145,000
Agrícola Santa Inés, S.A	Banco Atlántida	USD	2,074,000

Agropecuaria el Porvenir, S.A	Banco Atlántida	USD	4,064,004
Letaba Pakkers	First Rand Bank Limited	ZAR	22,073,169
Rekopane	ABSA Bank	ZAR	1,785,736
Dole Africa	ABSA Bank	ZAR	2,835,086

Borrowing Facilities

Business Entity	Bank	Currency	Amount as of 03/31/2025
Dole Chile S.A.	Banco de Crédito e Inversiones	USD	20,000,000
Dole Chile S.A.	Banco Santander	USD	10,000,000
Dole Chile S.A.	Banco de Chile	USD	20,000,000
Dole Chile S.A.	Banco Itaú	USD	21,500,000
Dole Chile S.A.	Banco Estado	USD	13,000,000
Standard Fruit Honduras	Banco Atlántida S.A	USD	15,480,000
Agricola Santa Ines	Banco Atlántida S.A	USD	4,000,000
Agroindustrias del Caribe	Banco Atlántida S.A	USD	2,000,000
Agropecuaria El Porvenir	Banco Atlántida S.A	USD	4,000,000
Bananera Rio Mame	Banco Atlántida S.A	USD	3,000,000
Product Agric de Atlántida	Banco Atlántida S.A	USD	3,000,000
Compania Agricola Bonito Oriental	Banco Atlántida S.A	USD	2,000,000
Standard Fruit Costa Rica	Bac San José	USD	1,700,000
Standard Fruit Costa Rica	Bac San José	USD	1,550,000
Dole South Africa	ABSA Bank	ZAR	100,000,000
Dole South Africa	ABSA Bank	ZAR	23,250,000
Dole South Africa	Standard Bank	ZAR	5,176,500
Letaba Pakkers	First National Bank	ZAR	10,000,000

AB Banan-Kompaniet	SEB	SEK	7,000,000
Grandview Ventures Limited	HSBC	USD	30,000,000
Grandview Ventures Limited	CIBC	CAD	20,000,000
Grandview Ventures Limited	Royal Bank of Canada	USD	10,000,000
Grandview Ventures Limited	Bank of America	USD	15,000,000
Dole Europe BV	Rabobank	EUR	10,000,000
Argofruta	Santander	BRL	35,000,000
Argofruta	Itaú	BRL	30,000,000
Argofruta	Brasil Bank	BRL	41,000,000

Overdraft Facilities

Business Entity	Bank	Currency	Amount as of 03/31/2025
Dole Chile S.A.	Banco BCI	CLP	700,000
Dole Chile S.A.	Banco Santander	CLP	1,000,000
Dole Chile S.A.	Itaú	CLP	1,000,000
Various Irish Subs	AIB	EUR	19,000,000 [1]
Various UK Subsidiaries	Natwest	GBP	15,000,000 [2]
Nordic Fruit Holdings AB	Danske Bank	SEK	70,000,000
TPH Beheer BV	ABN Amro	EUR	8,000,000 [3]
OTC Organics BV	ABN Amro	EUR	8,000,000 [3]
ASF Holland BV	Rabobank	EUR	10,000,000
Hortim International Spol sro	UniCredit	CZK	50,000,000
Hortim International Spol sro	Komercni Bank	CZK	100,000,000
EurobananCanarias SA	Cajamar	EUR	800,000
EurobananCanarias SA	La Caixa	EUR	2,000,000
Fruit Market Investments (Bargosa)	Sabadell	EUR	4,000,000
Fruit Market Investments (Bargosa)	Caixa	EUR	4,000,000
Argofruta Brazil	Itaú	BRL	125,000
Argofruta Brazil	Santander	BRL	100,000
Indigo Holdings SAS	Société Générale	EUR	4,500,000
Hortim International Spol sro	Kommercial Bank	CZK	82,143,000
Hortim International Spol sro	UniCredit Facility	EUR	2,500,060

[1] Includes EUR 15m Overdraft, EUR 1m Bank Guarantee Facility, EUR 1m Trade Finance Guarantee Facility and EUR 2m Leasing Facility

[2] Seasonal limits. GBP 15m is the highest max. amount during the year.
[3] Seasonal limits. EUR 8m is the highest max. amount during the year.

Bank Guarantees

Business Entity	Description/Purpose	Beneficiary	Amount USD
Dole Italia SpA	DUTIES - SACE BT SpA	DOGANA DI BERGAMO	1,961,348
Dole Shared Services Ltd.	Electricity in Almacenes Atalanta main office	Compañía Nacional de Fuerza y Luz	7,865
Dole Shared Services Ltd.	Law 7210 Free Zone Regulation	Promotora de Comercio Exterior	35,934
Dole Shared Services Ltd.	Lew N°7554 Organic Environment	Minae-Setena	800
Naportec	Guarantee payment of merchandise import taxes	Servicio Nacional de Aduana de Ecuador	200,000
Naportec	Guarantee payment of merchandise import taxes	Servicio Nacional de Aduana de Ecuador	1,075,270
Naportec	Guarantee payment of electric bill	Empresa Eléctrica Pública de Guayaquil EP	319,673
Naportec	Guarantee payment to Tax authorities	Servicio de Rentas Internas	18,709
Naportec	Guarantee payment to government authorities	Ministerio de Ambiente, Agua y transición ecológica	10,000
Pormar	Guarantee payment of services	Subsecretaria de Puertos y Transporte Marítimo y Fluvial	20,000
Pormar	Guarantees the payment of port fees or any fines imposed on ships	Autoridad Portuaria de Guayaquil	3,067
Ubesa	Guarantee payment of official price to growers - Bananas	Ministerio de Agricultura y Ganadería	8,500,000
Ubesa	Guarantee payment of official price to growers - Platains	Ministerio de Agricultura y Ganadería	1,226,430
Ubesa	Guarantee payment of official price to growers - Baby Bananas	Ministerio de Agricultura y Ganadería	255,254
Ubesa	Guarantee payment of official price to growers - Red Bananas	Ministerio de Agricultura y Ganadería	32,785
Ubesa	Guarantee payment to government authorities	Agencia de Regulación y control de las telecomunicaciones	460
Nordic Fruit Holdings AB	Guarantee to Swedish Tullverket	Guarantee to Swedish Tullverket	96,132
Fruit Market Investments (Bargosa)	Supplier Guarantee	Del Monte Fresh Produce	1,729,440

Financial leases

Lessee	Division	Lease Reference	End Date	Currency	Lease Liability at 03/31/2025
Dole Chile S.A.	Chile	CHL-062 Cherry Line 1 Codegua	10/31/2030	USD	2,619,207
Dole Chile S.A.	Chile	CHL-066 Cherry Line 2 Codegua	10/31/2031	USD	1,932,140
Dole Italia spa	Europe	ITA-006.1A	12/18/2030	EUR	2,528,436
Dole Chile S.A.	Chile	CHL-075 Cherry Line 3 (San Fernando I)	08/05/28	USD	2,738,598
Dole Italia spa	Europe	ITA-061	10/21/2025	EUR	5,952
Dole Italia spa	Europe	ITA-062	10/31/2025	EUR	7,931
Dole Italia spa	Europe	ITA-063	11/18/2025	EUR	4,071
Ventura Trading, Ltd.	Latin-Shipping	SHP-115	12/31/2025	USD	1,107,988
Dole Italia spa	Europe	ITA-070	08/05/26	EUR	17,716
Dole Italia spa	Europe	ITA-072	09/05/25	EUR	2,308
Dole Chile S.A.	Chile	CHL-076 Cherry Line 4 (componente 1) San Fernando	8/15/2028	USD	1,827,958
Dole Chile S.A.	Chile	CHL-077 Cherry Line 4 (componente 2) San Fernando	8/15/2028	USD	66,382
Dole Chile S.A.	Chile	CHL-078 Cherry Line 4 (componente 3) San Fernando	8/15/2028	USD	39,253
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 2	09/08/25	EUR	2,622
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 3	09/08/25	EUR	2,431
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 4	09/08/25	EUR	2,431
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 5	09/08/25	EUR	2,468

Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 6	09/08/25	EUR	2,330
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 7	09/08/25	EUR	2,166
Hortim International Spol. Sro	Hortim Group / Subsidiary	8AK 8705	11/30/2024	CZK	4,311
Hortim International Spol. Sro	Hortim Group / Subsidiary	8AL 2827	12/31/2024	CZK	4,823
David Oppenheimer & Associates General Partnership	Oppy Group / Subsidiary	CA1003_DOA_FP&E_Ricoh IM 550F	2/25/2026	CAD	1,646
Hortim International Spol. Sro	Hortim Group / Subsidiary	2021280020	11/30/2025	CZK	1,682
Hortim International Spol. Sro	Hortim Group / Subsidiary	2021280021	11/30/2025	CZK	1,909
Hortim International Spol. Sro	Hortim Group / Subsidiary	2021284009	11/30/2025	CZK	2,545
Hortim International Spol. Sro	Hortim Group / Subsidiary	2021284007	11/30/2025	CZK	2,545
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-092	11/30/2025	SEK	19,406
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-097	04/01/25	SEK	3,107,553
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-098	04/01/25	SEK	493,113
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-100	4/30/2025	SEK	52,618
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-101	4/30/2025	SEK	34,232
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-102	4/30/2025	SEK	4,162

Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-138	6/30/2025	SEK	37,810
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 1	09/08/25	EUR	3,637
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-152	6/30/2026	SEK	4,182
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 13	02/08/26	EUR	5,634
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 15	03/08/26	EUR	4,662
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 8	02/08/26	EUR	5,741
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 10	02/08/26	EUR	5,468
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 14	02/08/26	EUR	5,634
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 16	02/08/26	EUR	4,496
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 11	02/08/26	EUR	5,634
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 9	02/08/26	EUR	5,823
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 12	02/08/26	EUR	5,634
Allegro Limited	Allegro Group / Subsidiary	IE1032-AL-MV-004 Lease 17	04/10/26	EUR	6,408
David Oppenheimer & Company I, LLC	Oppy Group / Subsidiary	CA1003_DOC_FP&E_13_Ricoh IM C6000 - Pismo Beach	2/17/2026	USD	2,090
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-160	5/31/2026	SEK	24,446
Hortim International Spol. Sro	Hortim Group / Subsidiary	2021280027	3/31/2026	CZK	2,885
Hortim International Spol. Sro	Hortim Group / Subsidiary	2021280024	3/31/2026	CZK	2,885
Hortim International Spol. Sro	Hortim Group / Subsidiary	2021280026	3/31/2026	CZK	2,885
Everfresh AB	Nordic AB Group / Subsidiary	SE1005-MV-YCD 19D	7/14/2025	SEK	2,149
Hortim International Spol. Sro	Hortim Group / Subsidiary	2022089003	5/31/2026	CZK	3,580
Hortim International Spol. Sro	Hortim Group / Subsidiary	2022075030	5/31/2026	CZK	3,568
Hortim International Spol. Sro	Hortim Group / Subsidiary	2022244022	9/30/2026	CZK	6,920
Hortim International Spol. Sro	Hortim Group / Subsidiary	2022244028	9/30/2026	CZK	8,923
Hortim International Spol. Sro	Hortim Group / Subsidiary	2022075029	10/17/2026	CZK	4,547
David Oppenheimer & Associates General Partnership	Oppy Group / Subsidiary	CA1003_DOA_FP&E_Ricoh IM 6000 - Coquitlam (New)	9/30/2026	CAD	5,165
Eco Farms Investments Holdings LLC	Oppy Group / Subsidiary	US1012 - Packline Equipment	9/30/2030	USD	734,209
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-221	4/30/2033	SEK	2,319,400
Eco Farms Investments Holdings LLC	Oppy Group / Subsidiary	US1012 - Scanner	6/30/2028	USD	6,131
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-PPE-245	10/31/2028	SEK	181,990
Eco Farms Investments Holdings LLC	Oppy Group / Subsidiary	US1012 - Sleeper Truck	11/19/2030	USD	160,640
Dole Chile S.A.	Chile	CHL-079 Cherry Line 5 (componente 1) San Fernando	04/05/30	USD	4,124,100
Ventura Trading, Ltd.	Latin-Shipping	SHP-119	1/29/2029	USD	5,530,191
Dole Italia spa	Europe	ITA-084	1/17/2029	EUR	67,002
Total Produce Nordic AB	Nordic AB Group / Subsidiary	SE1001-PPE-IBM	12/31/2028	SEK	380,706
Eco Farms Investments Holdings LLC	Oppy Group / Subsidiary	US1002 - Forklift Toyota 8FBC18U 2024	7/31/2029	USD	36,890
Total Produce Ireland - Food Service	Total Produce Ireland / Subsidiary	IE1001 - BALV - MV004 (F)	8/31/2026	EUR	31,479
Nowaste Logistics AB	Nordic AB Group / Subsidiary	SE1006-MV-NOL12T	9/30/2027	SEK	30,060
Dole Chile S.A.	Chile	CHL-097 LINEA CHERRY SAN FERNANDO	11/14/2031	USD	4,698,139

2) Certain term loans of joint ventures guaranteed by Dole Plc or its Subsidiaries:

Third Party Guarantee

Type of debt	Division	Joint Venture/Associate	Guaranteed party	Currency	Amount	
LOC/Currency/Leasing	Nordic Fruit Holding AB	Vidinge Gront AB	Danske Bank	SEK	12,500,000	1
Term Loan	Total Produce plc	Foreshore Properties Unlimited	BOI	EUR	900,000	
Term Loan	Nordic Fruit Holding AB	Vezet Convenience Nordic AB	Danske Bank	SEK	49,783,000	2

(1) Liability represents 50% of JV outstanding amount including overdrafts and leasing, with a SEK 12,500k max according to guarantee wording
(2) Liability represents 50% of JV outstanding amount with a SEK 58,000 max according to guarantee wording

Schedule 6.02

Existing Liens

1. Liens with respect to the finance leases described in Schedule 6.01 to the Credit Agreement.

2. The following Liens on equipment:

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed
Dole Food Company, Inc.	Huntington Technology Finance, Inc.	North Carolina Secretary of State	20220023871J	2-23-2022
Dole Food Company, Inc.	Huntington Technology Finance, Inc.	North Carolina Secretary of State	20220026106B	2-25-2022
Dole Food Company, Inc.	Huntington Technology Finance, Inc.	North Carolina Secretary of State	20220026126E	2-25-2022
Dole Food Company, Inc.	Huntington Technology Finance, Inc.	North Carolina Secretary of State	20220026134C	2-25-2022
Dole Food Company, Inc.	Huntington Technology Finance, Inc.	North Carolina Secretary of State	20220051597E	4-14-2022
Dole Food Company, Inc.	Huntington Technology Finance, Inc.	North Carolina Secretary of State	20220051602A	4-14-2022
Dole Food Company, Inc.	Huntington Technology Finance, Inc.	North Carolina Secretary of State	20220088963A	6-27-2022
Dole Food Company, Inc.	Var Resources, Inc.	North Carolina Secretary of State	20160124235H	12/15/2016
Dole Fresh Fruit Company	Taylor Leasing Corporation DBA Taylor Leasing & Rental	Nevada Secretary of State	2024386619-1	2-15-2024

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed
DOLE FRESH FRUIT COMPANY	Tal International Container Corporation	Nevada Secretary of State	2018008200-1	03/23/2018
Dole Fresh Vegetables, Inc	De Lage Landen Financial Services, Inc.	California Secretary of State	0414360036	05/14/2004
Dole Fresh Vegetables, Inc	De Lage Landen Financial Services, Inc.	California Secretary of State	10-7249839215	10/28/2010
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	11-7256417549	12/30/2010
Dole Fresh Vegetables, Inc.	Cisco Systems Capital Corporation	California Secretary of State	11-7258834776	01/26/2011
Dole Fresh Vegetables, Inc	Wells Fargo Equipment Finance, Inc.	California Secretary of State	11-7261905709	02/28/2011
Dole Fresh Vegetables, Inc.	SCG Capital Corporation	California Secretary of State	11-7271498414	06/01/2011
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	11-7287319009	10/07/2011
Dole Fresh Vegetables, Inc.	CF Equipment Leases, LLC	California Secretary of State	12-7319020873	06/29/2012
Dole Fresh Vegetables, Inc.	CF Equipment Leases, LLC	California Secretary of State	12-7319705237	07/02/2012
Dole Fresh Vegetables, Inc.	CF Equipment Leases, LLC	California Secretary of State	12-7319705358	07/02/2012
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	12-7336803164	11/13/2012

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	13-7345072365	01/16/2013
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	13-7351627166	03/04/2013
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	13-7362576797	05/28/2013
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	13-7383110835	10/21/2013
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	13-7383111109	10/21/2013
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	13-7388475197	11/22/2013
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	13-7388475339	11/22/2013
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	13-7388475450	11/22/2013
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	14-7407124959	04/09/2014
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	14-7414545499	06/04/2014
Dole Fresh Vegetables, Inc.	Wells Fargo Equipment Finance, Inc.	California Secretary of State	15-7463562190	05/04/2015
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	17-7572028796	02/21/2017

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	17-7578197496	03/31/2017
Dole Fresh Vegetables, Inc.	IKON Financial SVCS	California Secretary of State	17-7587630327	05/30/2017
Dole Fresh Vegetables, Inc.	Radius Bank	California Secretary of State	17-7594558142	07/06/2017
Dole Fresh Vegetables, Inc.	AGCO Finance LLC	California Secretary of State	17-7617517890	11/20/2017
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	18-763429597	02/21/2018
Dole Fresh Vegetables, Inc.	Banc of America Leasing & Capital, LLC	California Secretary of State	20-7771670885	04/06/2020
Dole Fresh Vegetables, Inc.	Banc of America Leasing & Capital, LLC	California Secretary of State	U200008837326	08/06/2020
Dole Fresh Vegetables, Inc.	Banc of America Leasing & Capital, LLC	California Secretary of State	U200008837528	08/06/2020
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Secretary of State	U200028305928	10/28/2020
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Secretary of State	U200028606422	10-29-2020
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Secretary of State	U200028619025	10/29/2020
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Secretary of State	U200028625321	10/29/2020

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed
Dole Fresh Vegetables, Inc.	Banc of America Leasing & Capital, LLC	California Secretary of State	U200030761524	11/10/2020
Dole Fresh Vegetables, Inc.	Banc of America Leasing & Capital, LLC	California Secretary of State	U200030761726	11/10/2020
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Secretary of State	U200033747528	11/30/2020
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Secretary of State	U200033770223	11/30/2020
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Secretary of State	U200033772732	11/30/2020
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Secretary of State	U210042661021	04/29/2021
Dole Fresh Vegetables, Inc.	Crown Equipment Corporation	California Secretary of State	U210084078833	9-10-2021
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U210113731521	12-28-2021
Dole Fresh Vegetables, Inc.	Deere Credit, Inc.	California Secretary of State	U220178254031	3-25-2022
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U220198692943	6-1-2022
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U220199411636	6-3-2022
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U220205880426	6-28-2022

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U220222722524	8-30-2022
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U220228143127	9-19-2022
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U220240852228	11-3-2022
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230002143115	1-10-2023
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230002143216	1-10-2023
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230013560315	2-27-2023
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230020052114	3-23-2023
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230024533927	4-7-2023
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230048501827	7-10-2023
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230054207620	8-1-2023
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230054604016	8-2-2023
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230061324626	8-30-2023

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230066375831	9-20-2023
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Secretary of State	U230069855732	10-3-2023
Royal Packing LLC	CNH Industrial Capital America LLC	California Secretary of State	17-7598887606	08/01/2017
Royal Packing LLC	CNH Industrial Capital America LLC	California Secretary of State	17-7607703604	09/26/2017
Royal Packing LLC	CNH Industrial Capital America LLC	California Secretary of State	17-7609080846	10/04/2017
Royal Packing LLC	CNH Industrial Capital America LLC	California Secretary of State	19-7737618534	10/01/2019
Royal Packing LLC	CNH Industrial Capital America LLC	California Secretary of State	19-7737618655	10/01/2019

3. Other Liens:

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed	Assets Subject to Lien
Bud Antle, Inc.	Nieuw Amsterdam Receivables Corporation B.V. Assignor Secured Party: Dole Receivables Designated Activity Company	California Secretary of State	U230086296029	12-6-2023	Receivables

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed	Assets Subject to Lien
Dole Diversified North America, Inc.	Nieuw Amsterdam Receivables Corporation B.V. Assignor Secured Party: Dole Receivables Designated Activity Company	Florida Secured Transaction Registry	202303475838	12-22-2023	Receivables
Dole Fresh Fruit Company	Nieuw Amsterdam Receivables Corporation B.V. Assignor Secured Party: Dole Receivables Designated Activity Company	Nevada Secretary of State	2022252395-1	6-10-2022	Receivables
Dole Fresh Vegetables, Inc.	Nieuw Amsterdam Receivables Corporation B.V. Dole Receivables Designated Activity Company	California Secretary of State	U220202855623	6-10-2022	Receivables
Dole Fresh Vegetables, Inc. Name and address of a record owner of real estate: Bud Antle, Inc.	Corporation Service Company, as representative	California Monterey County	2023040465	11-16-2023	Fixture
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Monterey County	2020064810	11-9-2020	Fixture

Debtor	Secured Party	Jurisdiction	Original File Number	Date Filed	Assets Subject to Lien
Dole Fresh Vegetables, Inc.	Farm Credit Leasing Services Corporation	California Monterey County	2020072309	12-7-2020	Fixture
Dole Fresh Vegetables, Inc.	Corporation Service Company, as Representative	California Monterey County	2023040465	11-16-2023	Fixture

Schedule 6.05(f)

Existing Investments

1. Investments listed on Schedule 3.01 and Schedule 6.01 to the Credit Agreement.

2. The following Investments in Subsidiaries, joint ventures and trade investments:

Owned Entity Name	Owned Entity's Domestic Jurisdiction	Percent Owned	Subgroup	Investment Type
The Fresh Connection South Pacific Pty Ltd.	Australia	50.00	TP USA H	Equity Method Investment
Agro Fresh Connection BV	Netherlands	37.50	F&K	Equity Method Investment
Alexia Import BV	Netherlands	50.00	AGI	Equity Method Investment
Anaco & Greeve International BV	Netherlands	50.00	AGI	Equity Method Investment
Anaco Greeve Asia BV	Netherlands	50.00	AGI	Equity Method Investment
TP Canada Holdings Inc.	Canada	100.00	NFH AB	Subsidiary
TP Ventures Canada Inc	Canada	100.00	TP Canada	Subsidiary
Grandview Ventures Ltd	Canada	65.00	Oppy	Subsidiary
Grandview Brokerage Limited	Canada	65.00	Oppy	Subsidiary
Coronet Investments Ltd.	Canada	65.00	Oppy	Subsidiary
David Oppenheimer & Associates General Partnership	Canada	65.00	Oppy	Subsidiary
"Sun Brand" Mandarin Orange Company Inc.	Canada	65.00	Oppy	Subsidiary
Amorosa Marketing Limited	Canada	32.50	Oppy	Subsidiary
2451487 Ontario Inc	Canada	50.00	Gambles	Equity Method Investment
Fresh Green Farms Corp	Canada	1.00	Cost Method Invest	Trade Investment
Torizon Logistics Inc	Canada	50.00	Gambles	Equity Method Investment
Go Fresh Produce Inc	Canada	50.00	Gambles	Equity Method Investment
Gambles Ontario Produce Inc	Canada	50.00	Gambles	Equity Method Investment
2451490 Ontario Inc	Canada	50.00	Gambles	Equity Method Investment
2046079 Ontario Inc	Canada	50.00	Gambles	Equity Method Investment

Anaco Greeve China BV	Netherlands	50.00	AGI	Equity Method Investment
Total Produce Chile Holdings SpA	Chile	100.00	TP USA H	Subsidiary
Servicios Agricola Oppenheimer Chile Limitada	Chile	65.00	Oppy	Subsidiary
Exportadora y Servicios El Parque SpA	Chile	50.00	El Parque	Equity Method Investment
Central Frutícola El Parque SpA	Chile	50.00	El Parque	Equity Method Investment
Comercializadora El Parque SpA	Chile	50.00	El Parque	Equity Method Investment
AB Banan-Kompaniet	Sweden	100.00	Dole	Subsidiary
Actividades Agricolas S.A. (AGRISA)	Ecuador	100.00	Dole	Subsidiary
Agric. y Fumigacion Aerea	Ecuador	0.10	Dole	Trade Investment
Aerofumigacion y Comercializacion Agricola AFCA Sociedad Anonima	Costa Rica	99.99	Dole	Subsidiary
Agricola Pencahue Limitada	Chile	99.99	Dole	Subsidiary
Agricola Punitaqui Limitada	Chile	99.91	Dole	Subsidiary
Agricola Santa Ines, S.A.	Honduras	99.90	Dole	Subsidiary
Agroindustrial Alma Verde, S.A. (ALVESA)	Honduras	31.61	Dole	Subsidiary
Agroindustrial Pinas del Bosque S.A.	Costa Rica	100.00	Dole	Subsidiary
Agroindustrias del Caribe S.A. (ACARSA)	Honduras	33.67	Dole	Subsidiary
Agropecuaria Nueva Esperanza Gomera, S.A. (AGRONESA)	Guatemala	99.56	Dole	Trade Investment
Agroverde S.A.	Ecuador	100.00	Dole	Subsidiary
Almacenes de Deposito, S.A.	Honduras	97.49	Dole	Trade Investment
Alppha Sideral S.A.	Costa Rica	100.00	Dole	Subsidiary
Araucaria, Limited	Bermuda	100.00	Dole	Subsidiary
Aspen International, Inc.	British Virgin Islands	100.00	Dole	Subsidiary
Baltime, Limited	Bermuda	100.00	Dole	Subsidiary
Bananapuerto Puerto Bananero S.A.	Ecuador	35.00	Dole	Subsidiary
Bananera Marinala, S.A.	Guatemala	70.00	Dole	Subsidiary
Bananera Rio Mame, S.A. (BARIMASA)	Honduras	99.65	Dole	Subsidiary
Bananera Tepeyac, S.A.	Guatemala	50.00	Dole	Equity Method Investment

Banaplus Incorporated	British Virgin Islands	100.00	Dole	Subsidiary
Banaroyal S.A.	Ecuador	100.00	Dole	Subsidiary
Bancuber S.A.	Ecuador	100.00	Dole	Subsidiary
Barclay Hollander Corporation	USA	100.00	Dole	Subsidiary
Bienes e Inversiones Mazapan, S. C. de C.V.	Honduras	80.89	Dole	Subsidiary
Bienes y Servicios, S. de R.L. de C.V.	Honduras	97.49	Dole	Subsidiary
Bienes Y Valores, S.A. de C.V. (BIVASA)	Honduras	96.60	Dole	Subsidiary
Blueberry Farms de Mexico, S. de R.L. de C.V.	Mexico	100.00	Dole	Subsidiary
Brunetti S.A.	Ecuador	100.00	Dole	Subsidiary
Bud Antle, Inc.	USA	100.00	Dole	Subsidiary
Calicahomes, Inc.	USA	100.00	Dole	Subsidiary
Cape Vincent Inc.	Panama	100.00	Dole	Subsidiary
CCWW Transition Limited	Bermuda	100.00	Dole	Subsidiary
Centro Servizi Ortofruticcoli (CSO) Italy	Italy	0.80	Dole	Trade Investment
C.I. Porcelain Flowers Ltda.	Colombia	99.99	Dole	Subsidiary
Clínicas Médicas del Aguán, S.A.	Honduras	53.46	Dole	Subsidiary
Compania Agricola Bonito Oriental, S.A. (CABOSA)	Honduras	99.10	Dole	Subsidiary
Compania Agricola El Progreso, S.A. (CAEPSA)	Honduras	98.85	Dole	Subsidiary
Compania Agropecuaria El Porvenir, S.A. de C.V. (AGROPOR)	Honduras	99.93	Dole	Subsidiary
Compania de Desarrollos Organicos, S.A.	Honduras	99.10	Dole	Subsidiary
Compania de Seguros La Continental, S.A.	Honduras	3.41	Dole	Trade Investment
Compania de Transportes del Atlantico, S.A. (COTRALSA)	Honduras	60.41	Dole	Subsidiary
Compania Musa Cero Nueve Sociedad Anónima	Costa Rica	100.00	Dole	Subsidiary
Compania Naviera AGMARESA S.A.	Ecuador	100.00	Dole	Subsidiary
Cons. De La Industria Hortifruticola	Chile	0.03	Dole	Trade Investment
Cookstown Financial, Limited	Bermuda	35.00	Dole	Subsidiary
Coordinadora de Servicios de Transporte, S.A.	Honduras	98.86	Dole	Subsidiary
Desarrollos Urbanos La Ceiba, S.A. (DUCSA)	Honduras	33.49	Dole	Subsidiary

DFC Holdings, LLC	USA	100.00	Dole	Subsidiary
Distribuidora de Productos Diversos, S.A.	Honduras	51.59	Dole	Subsidiary
Diversificados de Costa Rica Dicori, S.A.	Costa Rica	100.00	Dole	Subsidiary
Dole 5000 S.r.l.	Italy	100.00	TPIHL	Subsidiary
Dole Africa (Proprietary) Limited	South Africa	100.00	Dole	Subsidiary
Dole Africa Holdings	South Africa	100.00	Dole	Subsidiary
Dole Atlantic, Ltd.	Bermuda	100.00	Dole	Subsidiary
Dole Aviation, Inc.	Panama	100.00	Dole	Subsidiary
Dole Aztec, Limited	Bermuda	100.00	Dole	Subsidiary
Dole Brasil Ltda.	Brazil	100.00	Dole	Subsidiary
Dole Canada Company	Canada	100.00	Dole	Subsidiary
Dole Caribbean, Ltd.	Bermuda	100.00	Dole	Subsidiary
Dole Chile S.A.	Chile	100.00	Dole	Subsidiary
Dole Colombia S.A.A.	Colombia	100.00	Dole Diversified Spain subs	Subsidiary
Dole Comercial Chile Limitada	Chile	99.92	Dole	Subsidiary
Dole de Venezuela C.A.	Venezuela	80.98	Dole	Subsidiary
Dole Diversified North America Inc	USA	100.00	Dole	Subsidiary
Dole Europe GmbH	Germany	100.00	Dole	Subsidiary
Dole Europe Import BVBA	Belgium	100.00	Dole	Subsidiary
Dole Europe SAS	France	100.00	Dole	Subsidiary
Dole Far East Holdings Limited	Hong Kong	100.00	Dole	Subsidiary
Dole Finance International L.L.C.	USA	100.00	Dole	Subsidiary
Dole Food Company, Inc.	USA	100.00	Dole	Subsidiary
Dole Foreign Holdings, Ltd.	Bermuda	100.00	Dole	Subsidiary
Dole Fresh Fruit Company	USA	100.00	Dole	Subsidiary
Dole Fresh Fruit International, Limited	Bermuda	100.00	Dole	Subsidiary
Dole Fresh Fruit International, S,r.l.	Panama	100.00	Dole	Subsidiary
Dole Fresh Fruit Middle East DMCC	UAE	80.98	Dole	Subsidiary
Dole Fresh Vegetables, Inc.	USA	99.98	Dole	Subsidiary
Dole Fruit del Uruguay S.A.	Uruguay	100.00	Dole	Subsidiary
Dole Holdings, Inc.	USA	100.00	Dole	Subsidiary
Dole Ireland Treasury Limited	Ireland	100.00	Ireland	Subsidiary
Dole Italia SRL	Italy	100.00	Dole	Subsidiary
Dole Maya, Limited	Bermuda	100.00	Dole	Subsidiary
Dole Nat. Co S.A.	Argentina	41.92	Dole	Equity Method Investment
Dole Ocean Cargo Express, Inc.	USA	100.00	Dole	Subsidiary

Dole Ocean Cargo Express, LLC	USA	100.00	Dole	Subsidiary
Dole Pacific, Ltd.	Bermuda	100.00	Dole	Subsidiary
Dole Patagonia S.A.	Argentina	99.82	Dole	Subsidiary
Dole Peru S.R.L.	Peru	99.96	Dole	Subsidiary
Dole Shared Services, Limited	Costa Rica	100.00	Dole	Subsidiary
Dole South Africa (Proprietary) Limited	South Africa	100.00	Dole	Subsidiary
Dole Tropical Europe B.V.	Netherlands	100.00	Dole	Subsidiary
Dole Tropical Products Latin America, Ltda.	Costa Rica	100.00	Dole	Subsidiary
DTU SA	Uruguay	100.00	Dole Diversified Spain subs	Subsidiary
Electroquil SA	Ecuador	0.3	Dole	Trade Investment
Embalajes Standard Limitada	Chile	99.99	Dole	Subsidiary
Epsilon Holdings, Inc	USA	2.69	Dole	Trade Investment
Equipo Pesado, S.A.	Honduras	20.85	Dole	Subsidiary
Estibadora Caribe, S.A.	Costa Rica	20.45	Dole	Subsidiary
Fiesta Fresh (Pty) Ltd.	South Africa	60.01	Dole	Subsidiary
Flores Mitad del Mundo Ltda.	Ecuador	100.00	Dole	Subsidiary
Fomento e Inversiones, S.A. (FISA)	Honduras	0.01	Dole	Trade Investment
Foreign Fruit Imports, Inc.	Panama	50.00	Dole	Equity Method Investment
Fruit Care Services (Proprietary) Limited	South Africa	100.00	Dole	Subsidiary
Fundacion Somos Palo Blanco	Guatemala	49.93	Dole	Subsidiary
Grupo H, SA	Panama	0.02	Dole	Trade Investment
Hospital Coyoles, S.A. (HOCOSA)	Honduras	53.65	Dole	Subsidiary
Imports-Exports-Trading of Fresh Fruit Dole Hellas EPE	Greece	100.00	Dole	Subsidiary
Industrial y Comercial Trilex S.A.	Ecuador	40.00	Dole	Equity Method Investment
Inmobiliaria de Cortes, S.A.	Honduras	0.29	Dole	Trade Investment
Inversiones Atlantida, S.A. (INVATLAN)	Honduras	0.00146	Dole	Trade Investment
Inversiones del Pacifico Limitada	Chile	99.91	Dole	Subsidiary
Inversiones Doban SAS	Colombia	100.00	Dole	Subsidiary
Inversiones Floricola, S.D.R.L.	Panama	100.00	Dole	Subsidiary
Inversiones Medicas Nacionales S.A.	Honduras	52.79	Dole	Subsidiary
Inversiones y Valores Montecristo, S.A. (INVAMON)	Honduras	99.98	Dole	Subsidiary
La Petite d'Agen, Inc.	USA	100.00	Dole	Subsidiary

Latin American Agribusiness Development Corporation S.A.	Panama	8.33	Dole	Trade Investment
Letaba Pakkers (Pty) Ltd.	South Africa	94.67	Dole	Subsidiary
Logistica Bananera S.A. (LOGBAN)	Ecuador	100.00	Dole	Subsidiary
Logistica Fruticola SAC	Peru	100.00	Dole	Subsidiary
Mahele Fresh Fruits Pte. Ltd.	Singapore	100.00	Dole	Subsidiary
Mahele, Limited	Bermuda	100.00	Dole	Subsidiary
Main Centre Ventures Inc.	Panama	100.00	Dole	Subsidiary
Manufacturas de Carton S.A. (MACSA)	Honduras	84.60	Dole	Subsidiary
Mega banana S.A	Ecuador	100.00	Dole	Subsidiary
Mendocino Limited	Bermuda	100.00	Dole	Subsidiary
Mexicotec, S.A. de C.V.	Mexico	100.00	Dole	Subsidiary
Morgan Creek Boerdery (Pty) Ltd	South Africa	26.00	Dole	Equity Method Investment
Morgan Creek Gelukwaarts (Pty) Ltd	South Africa	26.00	Dole	Equity Method Investment
Morgan Creek Holdings (Pty) Ltd	South Africa	26.00	Dole	Equity Method Investment
Morgan Creek Oudemuur (Pty) Ltd	South Africa	26.00	Dole	Equity Method Investment
Multiservicios, S.A. (MULTISA)	Honduras	100.00	Dole	Subsidiary
Musa Breeding Company Limited	Bermuda	30.00	Dole	Equity Method Investment
Naportec S.A.	Ecuador	100.00	Dole	Subsidiary
Noir Ventures Corp.	British Virgin Islands	100.00	Dole	Subsidiary
Oceanview Produce LLC	USA	100.00	Dole	Subsidiary
Pacific Seaways SpA	Chile	10.00	Dole	Trade Investment
Peyton Flowers, S.D.R.L.	Panama	100.00	Dole	Subsidiary
Pina Antillana, S.A. de C.V. (PINANSA)	Honduras	100.00	Dole	Subsidiary
Pinas Organicas del Bosque, S.A.	Costa Rica	100.00	Dole	Subsidiary
Plasticos, S.A. (PLASA)	Honduras	89.70	Dole	Subsidiary
Pormar Transportes por Mar S.A.	Ecuador	100.00	Dole	Subsidiary
Primore Fruit Servicios Logisticos Limitada	Chile	99.99	Dole	Subsidiary
Productora Agricola de Atlantida, S.A. (PROADASA)	Honduras	99.87	Dole	Subsidiary
Productos del Litoral S.A. (PROLISA)	Ecuador	100.00	Dole	Subsidiary
Promotora Educativa	Honduras	1.25	Dole	Trade Investment
Reciclados Plásticos Industriales, S.A. (Recyplast)	Costa Rica	33.33	Dole	Equity Method Investment

Reefership Marine Services, L.L.C.	USA	100.00	Dole	Subsidiary
Reefership Marine Services, Ltd.	Bermuda	100.00	Dole	Subsidiary
Rekopane Estates Proprietary Limited	South Africa	100.00	Dole	Subsidiary
Renaissance Capital Corporation	USA	100.00	Dole	Subsidiary
Royal Packing LLC	USA	100.00	Dole	Subsidiary
Salinas Basin AG Stewardship Group	USA	1.00	Dole	Trade Investment
Salinas Transplants Co.	USA	50.00	Dole	Subsidiary
Servicios de Refrigeracion de Contenedores, S.A. (SERECSA)	Guatemala	49.93	Dole	Subsidiary
Servicios e Investigaciones Aereas, S.A. (SIASA)	Honduras	100.00	Dole	Subsidiary
Servicios Hondurenos de Agricultura y Recursos de Investigacion Pinera, S.A. (SHARP)	Honduras	34.86	Dole	Subsidiary
Servicios SFRM, S. de R.L. de C.V.	Mexico	100.00	Dole	Subsidiary
Servicios Tecnicos Portuarios, S.A. (SERTEPSA)	Guatemala	99.86	Dole	Subsidiary
Siembranueva S.A.	Ecuador	100.00	Dole	Subsidiary
Sogas, S.A.	Honduras	100.00	Dole	Subsidiary
Soledad Vegetable Co., LLC	USA	100.00	Dole	Subsidiary
Solvest, Ltd.	Bermuda	100.00	Dole	Subsidiary
Springfield Vegetable Co., LLC	USA	100.00	Dole	Subsidiary
Standard Fruit and Steamship Company	USA	100.00	Dole	Subsidiary
Standard Fruit Company	USA	100.00	Dole	Subsidiary
Standard Fruit Company de Costa Rica, S.A.	Costa Rica	100.00	Dole	Subsidiary
Standard Fruit de Argentina, S.A.	Argentina	99.80	Dole	Subsidiary
Standard Fruit de Guatemala, S.A.	Guatemala	99.86	Dole	Subsidiary
Standard Fruit De Honduras, S.A. (Stanfrusa)	Honduras	100.00	Dole	Subsidiary
Standard Fruit de Nicaragua, S.A.	Nicaragua	100.00	Dole	Subsidiary
Sunnyridge Farm Chile, S.A.	Chile	100.00	Dole	Subsidiary
Sunnyridge Farm Mexico, S.A. de C.V.	Mexico	100.00	Dole	Subsidiary
Transfrut Express Limited	Bermuda	100.00	Dole	Subsidiary
Transtrading Overseas Limited	Bahamas	100.00	Dole	Subsidiary
Tropical Caribbean Fruit Exports, Inc.	Panama	70.00	Dole	Subsidiary
Tropical Fruit Americas, L.L.C.	USA	100.00	Dole	Subsidiary
Tropical Fruit Europe, L.L.C.	USA	100.00	Dole	Subsidiary

Tropical Fruit Exports, Ltd.	Bermuda	70.00	Dole	Subsidiary
Tropical Navigation (Malta) Limited	Malta	100.00	Dole	Subsidiary
Union de Bananeros Ecuatorianos, S.A. (UBESA)	Ecuador	100.00	Dole	Subsidiary
Ventura Trading Ltd.	Bermuda	100.00	Dole	Subsidiary
Vitro Tech, S.A. (Vitrotech) fka Laboratorios y Servicios Meristemos, S.A. (LAMERSA)	Honduras	99.32	Dole	Subsidiary
Viveros Sunnyridge Ltda	Chile	50.00	Dole	Equity Method Investment
Wahiawa Water Company, Inc.	USA	100.00	Dole	Subsidiary
Western Coolers, LLC	USA	100.00	Dole	Subsidiary
Zanpoti S.A.	Ecuador	100.00	Dole	Subsidiary
Servicios Cherry Prime SpA	Chile	25.00	El Parque	Equity Method Investment
Hortim International Spol. sro	Czech Rep	74.90	Hortim	Subsidiary
Cargo Hortim Spol. sro	Czech Rep	74.90	Hortim	Subsidiary
Total Produce Czech sro	Czech Rep	74.90	Hortim	Subsidiary
Total Produce Agri sro	Czech Rep	74.90	Hortim	Subsidiary
Abasto s.r.o.	Czech Rep	74.90	Hortim	Subsidiary
Hortim Trading sro	Czech Rep	74.90	Hortim	Subsidiary
Farma Bozice sro	Czech Rep	74.90	Hortim	Subsidiary
Anaco Greeve Garlic Import BV	Netherlands	50.00	AGI	Equity Method Investment
Anaco Greeve Knoflook BV	Netherlands	50.00	AGI	Equity Method Investment
Dole Nordic A/S (formerly Total Produce Nordic A/S)	Denmark	100.00	Dole Nordic AS	Subsidiary
Dole Nordic Properties ApS (formerly TPN Ejendomme ApS)	Denmark	100.00	Dole Nordic AS	Subsidiary
KRYDDER GRØNT ApS	Denmark	51.00	Dole Nordic AS	Subsidiary
NORDIC FRUIT A/S	Denmark	60.00	Dole Nordic AS	Subsidiary
Interbanan Export SRL	Dominican republic	100.00	NFH AB	Subsidiary
Agroretail Ecuador Agretail S.A	Ecuador	29.25	Oppy	Equity Method Investment
EurobananCanarias SA	Spain	50.00	Tropical Fruit Zarago	Subsidiary
Eurobanan SL	Spain	47.22	FMI Legal	Subsidiary
Frutas Faustino SL	Spain	23.61	Eurobanan	Subsidiary
Eurobanan Galicia SL	Spain	37.78	Eurobanan	Subsidiary
Morales e Hijos SA	Spain	37.58	Eurobanan	Subsidiary
ReybanPack SA	Spain	47.22	Eurobanan	Subsidiary

Arc Eurobanan Inmueble SL	Spain	35.00	Eurobanan	Subsidiary
European Partners Citrus SL	Spain	47.22	Eurobanan	Subsidiary
Dole soucing Spain S.A.	Spain	100.00	NFH AB	Subsidiary
Fruit Market Investments S.L.	Spain	86.81	FMI Legal	Subsidiary
Bargosa S.A.	Spain	86.81	FMI Legal	Subsidiary
Green Bargosa S.L.	Spain	67.71	FMI Legal	Subsidiary
Chef Maestro Horeca, S.L.U.	Spain	47.22	Eurobanan	Subsidiary
Anaco International BV	Netherlands	100.00	Holland	Subsidiary
Eurobanan Gamero SL	Spain	28.33	Eurobanan	Subsidiary
Fruites Sao SL	Spain	37.78	Eurobanan	Subsidiary
Manufruta Sur SL	Spain	23.61	Eurobanan	Subsidiary
El Lomo Canarias SL	Spain	23.61	Eurobanan	Subsidiary
Chef Maestro Galicia SL	Spain	34.01	Eurobanan	Subsidiary
Del Fraile frutas y verduras, S.L.	Spain	20.78	Eurobanan	Subsidiary
Avofun Europe, S.L.	Spain	11.81	Eurobanan	Subsidiary
Frutas Champi Canaria, S.L.	Spain	14.17	Eurobanan	Subsidiary
Dole Iberia SL	Spain	47.22	Eurobanan	Subsidiary
Dole Spain Import SL	Spain	100.00	Dole Spain Import SL JVs	Subsidiary
Agroindustrial San Isidro Laboral Limitada	Costa Rica	50.00	Dole Spain Import SL JVs	Equity Method Investment
Paramount Plaintain Farms S.A.S.	Ecuador	50.00	Dole Spain Import SL JVs	Equity Method Investment
Alichampi Alicante, S.L.	Spain	23.61	Eurobanan	Subsidiary
Exotics Fruits Iberia SL	Spain	24.08	Tropical Fruit Zarago	Subsidiary
Frutas Mora Quality, S.L.	Spain	11.81	Eurobanan	Subsidiary
Frutas Daniel Palma SL	Spain	18.89	Eurobanan	Subsidiary
Frutas Mi Capricho SL	Spain	23.61	Eurobanan	Subsidiary
Tropical Fruits Zaragoza SL	Spain	23.94	Eurobanan	Subsidiary
Dole Diversified Spain	Spain	100.00	Holland	Subsidiary
Eurobanan Ourense SL	Spain	18.89	Eurobanan	Subsidiary
Dole Exotics Iberia SL	Spain	42.54	Eurobanan	Subsidiary
Frutas Iru SA	Spain	23.61	Eurobanan	Equity Method Investment
Frutas y Hortalizas del Norte SL	Spain	23.61	Eurobanan Iru JV	Equity Method Investment
Eurobanan Logistica Norte SL	Spain	23.61	Eurobanan Iru JV	Equity Method Investment
Frutas Bi Iru SL	Spain	23.61	Eurobanan Iru JV	Equity Method Investment
ARC Eurobanan Zaragoza S.L	Spain	23.61	Eurobanan Iru JV	Equity Method Investment

Txairo Logística S.L	Spain	23.61	Eurobanan Iru JV	Equity Method Investment
Argo Brasil Comercial Limitada	Brazil	60.00	Argo Brazil	Subsidiary
Frome Tropicales de Canarias, S.L.	Spain	23.61	Eurobanan	Equity Method Investment
Aroherbs Spain SL	Spain	23.61	Eurobanan	Equity Method Investment
Mediterranean Healthy Snacks SL	Spain	23.61	Eurobanan	Equity Method Investment
Argo Logistica Limitada	Brazil	60.00	Argo Brazil	Subsidiary
Blue Flavor S.L.	Spain	10.00	Redbridge	Equity Method Investment
Dole Brasil Exportadora Ltda	Brazil	60.00	Argo Brazil	Subsidiary
Argofruta BV	Netherlands	60.00	Argo Brazil	Subsidiary
Argofruta Comercial Exportadora Limitada	Brazil	60.00	Argo Brazil	Subsidiary
B.V. Separaat	Netherlands	100.00	Holland	Subsidiary
Total Produce Limited	Ireland	100.00	Ireland	Subsidiary
Dole Ireland Limited (formerly Total Produce Ireland Limited)	Ireland	100.00	Dole Ireland	Subsidiary
Zorita Limited	Ireland	100.00	Dole Ireland	Subsidiary
Monsport Limited	Ireland	50.00	Dole Ireland	Subsidiary
Dole Corporate Finance Limited (Formerly TP Corporate Finance Limited)	Ireland	100.00	Ireland	Subsidiary
Uniplumo (Ireland) Limited	Ireland	100.00	Ireland	Subsidiary
Total Produce International Holdings Limited	Ireland	100.00	Ireland	Subsidiary
Alcala Property Investments Limited	Ireland	100.00	Dole Ireland	Subsidiary
Total Produce International Limited	Ireland	100.00	Ireland	Subsidiary
Waddell Limited	Ireland	100.00	Ireland	Subsidiary
Bolanpass Limited	Ireland	100.00	Ireland	Subsidiary
Dole Management Services Limited (formerly Total Produce Management Services Limited)	Ireland	100.00	Ireland	Subsidiary
TP Secretarial Services Limited	Ireland	100.00	Ireland	Subsidiary
Negev Limited	Ireland	100.00	Ireland	Subsidiary
Express Fruit Limited	Ireland	55.00	Ireland	Subsidiary
Oratava Holdings Limited	Ireland	55.00	Ireland	Subsidiary
Allegro Limited	Ireland	92.00	Allegro	Subsidiary
Wholefoods Wholesale Limited	Ireland	92.00	Allegro	Subsidiary
Borg Distributors Unlimited Company	Ireland	100.00	Ireland	Subsidiary
Wexford Tomatoes Limited	Ireland	100.00	Dole Ireland	Subsidiary
Calanthe Limited	Ireland	100.00	Ireland	Subsidiary
Jamestown Pension Trust Limited	Ireland	92.00	Allegro	Subsidiary
Total Produce Ireland Pension Trust Limited	Ireland	100.00	Dole Ireland	Subsidiary
Finantic Limited	Ireland	100.00	Ireland	Subsidiary
Dole Receivables DAC	Ireland	100.00	TPIHL	Subsidiary
Beresford Software Development Ltd	Ireland	50.00	Dole Ireland	Equity Method Investment
Donegal Fruit Company Limited	Ireland	40.19	Dole Ireland	Equity Method Investment
Tilder Developments Limited	Ireland	50.00	Postford (Tilder)	Equity Method Investment
Tilder Properties Limited	Ireland	50.00	Postford (Tilder)	Equity Method Investment
East Parade Walk Limited	Ireland	50.00	Market	Equity Method Investment
Terway Unlimited Company	Ireland	50.00	Market	Equity Method Investment
Foreshore Properties Unlimited	Ireland	50.00	Market	Equity Method Investment
Dolmenview Limited	Ireland	50.00	Dole Ireland	Equity Method Investment
Postford Limited	Ireland	50.00	Dole Ireland	Equity Method Investment
Sligo Fruit Company Limited	Ireland	40.19	Dole Ireland	Equity Method Investment
Bio-Soleil Cote d'Ivoire SARL	Ivory Coast	100.00	TP Direct Holdings	Equity Method Investment
African Blue SA	Morocco	10.00	Redbridge	Equity Method Investment
Sweet Berry SA	Morocco	10.00	Redbridge	Equity Method Investment
Dubafresh	Mexico	25.00	Fresh Connection	Equity Method Investment
Dubafresh Comercializadora	Mexico	25.00	Fresh Connection	Equity Method Investment
Dole Belfast Limited (formerly Total Produce Belfast Limited)	Northern Ireland	100.00	TP UK	Subsidiary
Get Fresh (N.I.) Limited	Northern Ireland	100.00	TP UK	Subsidiary
Daniel P. Hale & Co (Fruit Importers) Ltd	Northern Ireland	100.00	TP NI	Subsidiary
Gillespie Distribution NI Limited	Northern Ireland	92.00	Allegro	Subsidiary
Northern Ireland Fruit and Vegetable Centre (Wholesale) Ltd	Northern Ireland	100.00	TP NI	Subsidiary
Northern Growers Limited	Northern Ireland	100.00	TP NI	Subsidiary
North Down (Belfast) Limited	Northern Ireland	55.00	TP NI	Subsidiary

5 Pac Limited	Northern Ireland	55.00	TP UK	Subsidiary
The Foyle Fresh Produce Limited	Northern Ireland	40.19	Dole Ireland	Equity Method Investment
Vernons Stores Limited	Ireland	100.00	Dole Ireland	Subsidiary
Canasol Tomates BV	Netherlands	50.00	AGI	Equity Method Investment
Dole Europe BV	Netherlands	100.00	Holland	Subsidiary
EXOTIC FRUITS FRANCE SAS	France	100.00	Holland	Subsidiary
F&K Polska SpZOO	Poland	40.00	F&K	Equity Method Investment
Flevo Fresh BV	Netherlands	100.00	TP Direct Holdings	Equity Method Investment
Frankort & Koning Beheer SpZOO	Poland	50.00	F&K	Equity Method Investment
Frankort & Koning Beheer Venlo BV	Netherlands	50.00	F&K	Equity Method Investment
Frankort & Koning BV	Netherlands	50.00	F&K	Equity Method Investment
Frankort & Koning Polska SpZOO	Poland	40.00	F&K	Equity Method Investment
Fruitpartner BV	Netherlands	50.00	F&K	Equity Method Investment
Fris-Co Fruit & Vegetables BV	Netherlands	50.00	F&K	Equity Method Investment
Gestion Fruta 200 SL	Spain	100.00	FMI Legal	Subsidiary
Global Fruit Investments BV	Netherlands	100.00	FMI Legal	Subsidiary
Haluco BV	Netherlands	50.00	Haluco as JV	Subsidiary
Orange Direct Load Services BV	Netherlands	70.00	NFH AB	Subsidiary
Haluco Central Europe Kit	Hungary	50.00	Haluco as JV	Subsidiary
Haluco Export Limited	Israel	25.00	Haluco as JV	Equity Method Investment
ASF Holding BV	Netherlands	85.00	Holland	Subsidiary
Total Berry Europe BV	Netherlands	85.00	ASF	Subsidiary
ASF Holland BV	Netherlands	85.00	ASF	Subsidiary
Total Berry Packing BV	Netherlands	85.00	ASF	Subsidiary
Holland Citrus BV	Netherlands	50.00	AGI	Subsidiary
Imcatex-fruits SL	Spain	25.00	F&K	Equity Method Investment
Indigo Holding SAS	France	70.00	Holland	Subsidiary
Intens Import BV	Netherlands	50.00	AGI	Equity Method Investment
Knoflook Import BV	Netherlands	50.00	AGI	Equity Method Investment
Kwekerij Roodpunt BV	Netherlands	50.00	TPHB own JVs	Equity Method Investment

Limpopo Consolidation Centre (Pty) Limited	South Africa	50.00	Holland	Equity Method Investment
Natura Direct Produce LC	Spain	25.00	F&K	Equity Method Investment
Nedalpac BV	Netherlands	50.00	Haluco as JV	Subsidiary
Nedalpack GmbH	Germany	50.00	Haluco as JV	Subsidiary
OTC Organics BV	Netherlands	100.00	TP Direct Holdings	Equity Method Investment
OTC Organics Dominicana SRL	Dom Rep	100.00	TP Direct Holdings	Subsidiary
Pacht & Pacht GmbH	Germany	50.00	F&K	Equity Method Investment
Riverland Produce Supplies BV	Netherlands	50.00	Holland	Subsidiary
Roxy Import BV	Netherlands	50.00	AGI	Equity Method Investment
Total Produce Direct Holdings BV	Netherlands	100.00	Holland	Subsidiary
Total Produce Holdings BV	Netherlands	100.00	TPHB own JVs	Subsidiary
Total Produce Indigo SAS	France	70.00	Holland	Subsidiary
Total Produce International Finance BV	Netherlands	100.00	Ireland	Subsidiary
Total Produce Investments BV	Netherlands	100.00	TPHB own JVs	Subsidiary
Total Produce Management Services BV	Netherlands	100.00	Holland	Subsidiary
TP Haluco Holding BV	Netherlands	50.00	Haluco as JV	Subsidiary
Moorberries BV	Netherlands	85.00	ASF	Equity Method Investment
TP Holdings Brazil Limitada	Brazil	100.00	Holland	Subsidiary
TP Sourcing Benelux BV (was Tricopak BV)	Netherlands	50.00	F&K	Equity Method Investment
TPH Beheer BV	Netherlands	60.00	TPHB own JVs	Subsidiary
TPH Vastgoed BV	Netherlands	50.00	Holland	Equity Method Investment
Tuinderij de Toekomst BV	Netherlands	50.00	TPHB own JVs	Equity Method Investment
Vastgoed Exploitatie Maatschappij Poeldijk Noord BV	Netherlands	50.00	Holland	Equity Method Investment
Exportadora El Parque Peru SAC	Peru	50.00	El Parque	Equity Method Investment
Agroretail S.A.C	Peru	32.50	Oppy	Equity Method Investment
Arctic Sp Zoo	Poland	50.00	NFH AB	Equity Method Investment

Venlo Fresh Logistics BV	Netherlands	50.00	F&K	Equity Method Investment
WeGrowOrganic B.V.	Netherlands	50.00	TP Direct Holdings	Equity Method Investment
Westland Fruit Importers BV	Netherlands	50.00	AGI	Equity Method Investment
Nature´s Produce Sp Zoo	Poland	43.75	NFH AB	Equity Method Investment
Eurobanan Portugal, Unipessoal, Lda.	Portugal	47.22	Eurobanan	Subsidiary
Nordic Fruit Holding AB	Sweden	100.00	Dole Nordic AS	Subsidiary
Dole Nordic AB (formerly Total Produce Nordic AB)	Sweden	100.00	NFH AB	Subsidiary
Interbanan Scandinavia AB	Sweden	100.00	NFH AB	Subsidiary
Langeberga Forvaltnings KB	Sweden	100.00	NFH AB	Subsidiary
Nordic Fruit Invest AB	Sweden	91.90	NFH AB	Subsidiary
Everfresh AB	Sweden	91.90	NFH AB	Subsidiary
Nowaste Logistics AB	Sweden	91.90	NFH AB	Subsidiary
Dole Procurement Ireland Limited	Ireland	100.00	Ireland	Subsidiary
Dole Ocean Transport Express Limited (f/k/a Dole Logistics Ireland Limited)	Ireland	100.00	Ireland	Subsidiary
Nordic Canada Holdings AB	Sweden	100.00	NFH AB	Subsidiary
E-drop Sweden AB	Sweden	82.70	NFH AB	Subsidiary
Vidinge Grönt AB	Sweden	37.50	NFH AB	Equity Method Investment
Steglinge AB	Sweden	50.00	NFH AB	Equity Method Investment
Fruktimporten i Stockholm AB	Sweden	100.00	NFH AB	Equity Method Investment
Vezet Convenience Nordic AB	Sweden	50.00	NFH AB	Equity Method Investment
Vezet Convenience Nordic Fastigheter AB	Sweden	50.00	NFH AB	Equity Method Investment
Fruity Line Nordic AB	Sweden	50.00	NFH AB	Equity Method Investment
Hortim SK sro	Slovakia	74.90	Hortim	Subsidiary
TPH (UK) Limited	United Kingdom	100.00	Redbridge	Subsidiary
R Group Holdings Limited	United Kingdom	100.00	Redbridge	Subsidiary
Redbridge Holdings Limited	United Kingdom	100.00	Redbridge	Subsidiary
Saybest Limited	United Kingdom	100.00	Redbridge	Subsidiary
Redeva Limited	United Kingdom	100.00	Redbridge	Subsidiary
Redbridge Produce & Flowers Limited	United Kingdom	100.00	Redbridge	Subsidiary
Dole UK Limited	United Kingdom	100.00	Redbridge	Subsidiary

Total Berry Limited	United Kingdom	100.00	Redbridge	Subsidiary
Total Produce Holdings (UK) Limited	United Kingdom	100.00	Redbridge	Subsidiary
Dole Limited	United Kingdom	100.00	Total Produce Ltd	Subsidiary
T & J Barnes Limited	United Kingdom	100.00	Total Produce Ltd	Subsidiary
T & J B Produce Limited	United Kingdom	100.00	Total Produce Ltd	Subsidiary
Oval (2143) Limited	United Kingdom	100.00	Total Produce Ltd	Subsidiary
Bristol Fruit Sales (Market) Ltd	United Kingdom	100.00	Total Produce Ltd	Subsidiary
Sighthill Limited	United Kingdom	100.00	Total Produce Ltd	Subsidiary
Skoulikas Bedford Limited	United Kingdom	92.00	Allegro	Subsidiary
Total Produce Pension Scheme Trustees Limited	United Kingdom	100.00	Total Produce Ltd	Subsidiary
Fountain Global Limited	Jersey	100.00	TPIHL	Subsidiary
Fountain Capital Unlimited	Jersey	100.00	TPIHL	Subsidiary
Provenance Partners Limited	United Kingdom	50.00	Total Produce Ltd	Subsidiary
Four Seasons Harvest Limited	United Kingdom	90.00	Redbridge	Subsidiary
Planet Produce Limited	United Kingdom	50.00	Total Produce Ltd	Subsidiary
Mark Murphy & Partner Limited	United Kingdom	100.00	Total Produce Ltd	Subsidiary
Burbank Produce Limited	United Kingdom	77.50	Total Produce Ltd	Subsidiary
The Leicester Wholesale Fruit Market Limited	United Kingdom	89.29	Redbridge	Subsidiary
Francis Nicholls Pension Scheme Trustee Limited	United Kingdom	100.00	Redbridge	Subsidiary
African Blue (UK) Limited	United Kingdom	19.00	Redbridge	Equity Method Investment
Avofresh Ltd	United Kingdom	50.00	Redbridge	Subsidiary
Total Produce USA Holdings Inc	USA	100.00	El Parque	Subsidiary
Avocado Investments, LLC	USA	100.00	TP USA H	Subsidiary
Grandview Brokerage LLC	USA	59.12	Oppy	Subsidiary
David Oppenheimer Transport Inc.	USA	64.12	Oppy	Subsidiary
David Oppenheimer & Company I, LLC	USA	59.12	Oppy	Subsidiary
Oppy Ventures LLC	USA	59.12	Oppy	Subsidiary
Grandview USA Management Ltd	USA	65.00	Oppy	Subsidiary

Grandview Lending, LLC	USA	59.12	Oppy	Subsidiary
Eco Farms Investments Holdings, LLC	USA	53.43	Oppy	Subsidiary
Eco Farms Trading Operations, LLC	USA	53.43	Eco Farms	Subsidiary
Eco Farms Real Estate, LLC	USA	53.43	Eco Farms	Subsidiary
Haas 4 Holdings, LLC	USA	53.43	Eco Farms	Subsidiary
Haas IV Ltd.	USA	37.40	Eco Farms	Subsidiary
Premier Cold Storage and Packing, LLC	USA	65.00	Oppy	Subsidiary
Sun Grape California, LLC	USA	29.56	Oppy	Subsidiary
Oppy Produce Innovations LLC	USA	39.39	Oppy	Subsidiary
El Parque US Holdings Inc	USA	50.00	Eco Farms	Equity Method Investment
Delica North America Inc	USA	6.50	Oppy	Trade Investment
The Fresh Connection LLC	USA	50.00	Fresh Connection	Equity Method Investment
New Wave Berry, LLC	USA	29.56	Oppy	Equity Method Investment
Total Produce South Africa Pty Limited	South Africa	100.00	NFH AB	Subsidiary
Alpha Berry Ventures Proprietary Limited	South Africa	25.00	Redbridge	Equity Method Investment
Torizon US LLC	USA	50.00	TP USA H	Equity Method Investment
Go Fresh US LLC	USA	50.00	TP USA H	Equity Method Investment
The Fresh Connection (SA) Pty Ltd	South Africa	25.00	Fresh Connection	Equity Method Investment
Peppercorn Mutual Water Company	USA	20.00	Cost Method Invest	Trade Investment
El Parque Peru US Holdings LLC *	USA	50.00	El Parque	Equity Method Investment
El Parque Alaya Packing SAC	Peru	50.00	El Parque	Equity Method Investment
The Fresh Connection New Zealand Limited	New Zealand	50.00	Fresh Connection	Equity Method Investment
IG Fresh Connection India Pvt Ltd	India	25.00	Fresh Connection	Equity Method Investment
Westland Fruit Traders BV	Netherlands	50.00	AGI	Equity Method Investment
WeGrowOrganic Vastgoed B.V.	Netherlands	50.00	TP Direct Holdings	Equity Method Investment
Wholesale Fruit Centre (Bristol) Limited	United Kingdom	34.80	Cost Method Invest.	Trade Investment
Wholesale Fruit Centre (Cardiff) Limited	United Kingdom	4.10	Cost Method Invest.	Trade Investment

North East Wholesale Fruit & Vegetable Market Limited	United Kingdom	14.70	Cost Method Invest.	Trade Investment
Blue Danube Soft Fruits SA	Romania	12.75	ASF	Trade Investment
Leds Grow BV	Netherlands	12.75	ASF	Trade Investment
Leds Grow Roemenie BV	Netherlands	12.75	ASF	Trade Investment
Leds Oz Grow BV	Netherlands	12.75	ASF	Trade Investment

A number of the entities in the above table are captured in the significant joint ventures, associates, and trade investments disclosed in the tables below.

Carrying value of joint ventures as of December 31, 2024, for significant joint ventures:

Equity Method Investment	Effective Ownership % Held by Dole plc	Balance at 31/12/2024 (USD)
Vastgoed Exploitatie Maatschappij Poeldijk Noord BV	50	1,870,147.00
TPH Vastgoed BV	50	50,802.00
WeGrowOrganic Vastgoed BV	50	185,897.82
WeGrowOrganic BV	50	810,407.02
Exportadora y Servicios El Parque SpA	50	11,809,192.00
The Fresh Connection LLC	50	1,844,309.09
245187 Ontario Inc & 2451490 Ontario Inc	50	8,612,285.00
Frutas Iru	23.61	9,835,685.00
Aroherbs Spain SL	23.61	289,021.00
Frome Tropicales de Canarias SL	23.61	(11,834.00)
Mediterranean Healty Snacks SL	23.61	232,679.00
Anaco & Greeve International BV	50	6,148,057.05
Frankort & Koning BV	50	19,094,816.42
Kwekerij Roodpunt BV	50	1,198,812.93
Tuinderij de Toekomst BV	50	188,016.98
East Parade Walk Limited and Terway Unlimited Company	50	2,297,286.00
Forehore Properties Unlimited	50	734,444.00
Dolmenview Limited	50	2,731,309.00
Arctic Sp Zoo	50	7,225,957.31
Vezet Convenience Nordic AB	50	3,817,170.70
Steglinge AB	50	680,743.67
Fruity Line Nordic AB	50	281,619.15
Agroretail S.A.C	32.5	1,059,887.25
Agroindustrial San Isidro Labrador Ltd (ASIL)	50	249,560.00
Paramount Plantain Farms Ltd	50	748,760.00
Torizon US LLC	50	(4,745.00)
Go Fresh US LLC	50	(6,646.00)
African Blue SA	10	5,388,067.55

African Blue UK	19	(30,244.00)
Alpha Berry Ventures Proprietary Limited	25	712,798.80
Donegal Fruit Company	40.19	959,153.00
Delica North America	32.5	8,224,657.00
Industrial y Comercial Trilex S.A.	40	3,178,203.00
Reciclados Plásticos Industriales, S.A. (Recyplast)	33.33	605,327.00
Bananera Tepeyac, S.A.	50	20,609,476.00
Foreign Fruit Imports, Ltd	50	1,707,369.00
Dole National Co, S.A.	50	2,227,528.00
Viveros Sunnyride Chile Ltda	50	615,000.00

Carrying value of significant trade investments as of December 31, 2024:

Trade Investments	**Effective Ownership % Held by Dole plc**	**Balance at 31/12/2024 (USD)**
Peppercorn Mutual Water Company	4.22	216,007.51
Banana Importers of Ireland	5.00	5,253.12
Leds Grow B.V.	12.75	26,690.93
KRAV	15.00	1,359.80
Wholesale Fruit Centre (Bristol) Limited	34.80	180,964.00
Wholesale Fruit Centre (Cardiff) Limited	4.10	29,434.00
North East Wholesale Market Limited	14.70	91,207.00
Epsilon	2.69	1,968,110.00
Electroquil S.A.	0.3	4,689.00
Agrop. Nueva Esperanza Gomera S.A.	0.4	169,643.00
Latin American Agribusiness Development Corporation S.A.	8.33	208,178.00
Fomento Inversiones	0.01	150.00
Grupo H, S.A.	0.02	2,523.00
Inmobiliaria de Cortes	0.29	4,522.00
Compania de Seguros Continental	3.41	4,969.00
Promotora Educativa	1.3	789.00
Almacenes de Deposito	6.8	155,360.00
Agric. y Fumigacion Aerea	0.1	515.00
Salinas Basin AG Stewardship Group	0.9	4,725.00
Pacific Seaways	10.00	45,133.00
Cons. De la Industria Hortifruticola	3.20	28,284.00
Centro Servizi Ortofruticcoli (CSO) Italy	0.8	2,075.00

3. Certain loans to joint ventures and associates as of December 31, 2024:

Lender	Borrower	Currency	Amount (31 Dec 24)
EurobananCanarias SA	Frome Tropicales de Canarias SL	EUR	171,229
EurobananCanarias SA	Mediterranean Healthy Snacks SL	EUR	264,798
TPH (UK) Limited	Alpha Berry Limited	GBP	1,339
Nordic Fruit Holding AB	Vezet Group	EUR	5,863,288
Nordic Fruit Holding AB	Steglinge	SEK	2,221,013
TPH Beheer BV	Kwekerij Roodpunt BV	EUR	1,320
OTC Organics BV	WeGrowOrganic BV	EUR	518,875
Oppy [(1)]	The Fresh Connection LLC	USD	258,164

(1) Grower Loan advance to TFC

4. Certain loans to related parties as of December 31, 2024

Lender	Borrower	Currency	Amount 31 Dec 24
EurobananCanarias SA	Sousisa Tropical Zaragoza	EUR	50,000
Labs Technological (Avofun)	EurobananCanarias SA	EUR	60,000
Frutas Daniel	EurobananCanarias SA (Frutas Daniel Palma SL)	EUR	250,000
Alichampi	EurobananCanarias SA	EUR	75,000

5. Certain planned capital expenditures in property, plant & equipment as of December 31, 2024:

Entity	Description	2025 Forecast (000s USD)
Nowaste Logistics AB	Granngården - Jönköping - new customer warehouse build	$11,146
Nowaste Logistics AB	Mestergruppen - Exisitng customer renewal and warehouse relocation	$4,457
Nowaste Logistics AB	Peak Performance - new customer warehouse build	$2,421
Nowaste Logistics AB	Nestle phase 2 - new customer warehouse build	$613
Dole Ireland Limited	Fit out of additional warehouse including refrigeration	$6,071
Agropecuaria El Porvenir S. A.	Pineapple varieties R&D	$3,412
Dole Fresh Fruit Company	Battery Storage Prjoect San Diego port operation	$3,000
Standard Fruit Honduras S. A.	Rosario Honduras 100Ha Plantain Planting	$2,728
Agroindustrias del Caribe S. A.	Limes - 280Ha Land Purchase and Expansion	$2,650

Agroindustrias del Caribe S. A.	Limes - Frutas Panamericanas Purchase	$2,450
Naportec S.A.	Installation of 600 additional plugs in Bananapuerto	$2,416
Ventura Trading Ltd.	Completion of dry docking for main east coast service vessels	$2,234
Standard Fruit Honduras S. A.	Next phase of wells project for Coyoles farms in Honduras	$1,504
Ventura Trading Ltd.	Dry docking for 2nd service East Coast vessels	$1,345
Banaroyal S.A.	Isabel Maria 3 Farm in Ecuador: Renovation, 76.83 Ha.	$1,299
Dole UK Limited	UK Ripening Centre	$1,200
Agroindustrial Pinas del Bosque S. A.	Acquisition of additional pineapple acreage	$1,200
Blueberry farms de Mexico SA	Mexico Raspberry 30 has investment in Guzman	$1,340
ARC Eurobanan Galicia SL	Spain Galicia Warehouse expansion	$1,557
Morales y hijos SA	Barcelona start of warehouse refurb	$1,038
ASF Holland BV	Addition of new Blueberry lines	$2,076
Dole UK Limited	UK food service and wholesale vehicles replacements	$4,355
Various	Other capex projects (all less than $1M)	$31,681
Total		**$92,191**

6. Certain planned capital expenditures in software and other intangible assets as of December 31, 2024:

Entity	Description	2025 Forecast (000s USD)
Dole Europe Gmbh	Upgrade ERP from Navision to Business Central	$1,747
Dole Fresh Fruit Company	Mainsail - shipping IT software	$1,000
Dole UK Limited	UK IT (Various - including AWS BI projects, D365 ERP projects, Freshtrade projects, various IT hardware)	$3,505
Dole Management Services Limited	Freshtrade ERP	$1,557
Total		**$7,809**

7. Certain other contemplated Investments in Subsidiaries as of December 31, 2024:

Entity	Description	2025 Forecast (000s USD)
Bananapuerto Puerto Bananero S. A.	Port Strategic Expansion	$10,311
Nowaste Logistics AB	Investment in substantial automation increase for main warehouse	$17,178

DOLE PERU SRL	Grape farm plantings and infrastructure investment	$3,627
Dole Imports Spain	ASIL Plantains JV investment	$485
Dole Imports Spain	Paramount Plantains JV investment	$2,279
Dole UK Limited	UK Food Service acquisition proposal	$3,759
Various	Other misc dev projects + expected deferred or contingent consideration payments	$960
Total		**$38,600**

8. Certain Investments in respect of the exercise of call/put options (to the extent such options are exercised) as of the Closing Date.

(a) Grandview Ventures Ltd., a private company with limited liability incorporated in British Columbia trading as "Oppenheimer Group" and "Oppy" ("GVL"), is an indirect, non-wholly owned subsidiary of Dole plc. TP Ventures Canada Inc., a private company with limited liability incorporated in British Columbia and an indirect, wholly owned subsidiary of Dole pc ("TPVC"), owns 65% of the ordinary share capital of GVL. JT Anderson Investments Limited ("JTAIL"), a private company with limited liability incorporated in British Columbia, and John Anderson (collectively with JTAIL, "Anderson"), own the remaining 35% of the ordinary share capital of GVL (the "GVL Minority Interest"). Pursuant to the Shareholders' Agreement of GVL, dated as of January 1, 2013 (as amended from time to time), from and after March 1, 2020, the GVL Minority Interest is subject to a put/call option, which may be exercised by TPVC or Anderson upon written notice to the other party by the last day of June of any permitted year. Furthermore, in the event of John Anderson's death or disability during or after the 2019 fiscal year, Anderson or the estate of John Anderson shall have the immediate right to require TPVC to purchase all or any portion of the GVL Minority Interest. As of March 31, 2025, Dole plc estimated the gross value of the put option for the GVL Minority Interest to be CAD $50.2 million (US $34.9 million)

(b) ASF Holding BV ("ASF") is an indirect, non-wholly owned subsidiary of Dole plc. Dole plc indirectly 85% of the issued share capital of ASF. Dole plc has a firm commitment to acquire an additional 5% of the issued share capital on the date that is 30 days after the 2027 annual financial statements of ASF have been adopted by the general meeting of ASF. Dole plc estimates that the total liability associated with acquiring the remaining 5% is approx. €0.4 million (US$ 0.4 million).

(c) North Down (Belfast) Limited ("North Down") is a non-wholly owned subsidiary of Dole plc, and Dole plc indirectly owns 55% of the issued share capital of North Down. The owner of the remaining 45% of the issued share capital has a right to put the remaining shares to Dole plc . Dole plc estimates that the gross value of the put option liability is STG £2.4 million (US$ 3.1 million).

(d) Allegro Group Limited ("Allegro) is a non-wholly owned subsidiary of Dole plc, and Dole plc indirectly owns 92% of the issued share capital of Allegro. The owner of the remaining 8% of the issued share capital has a right to put the remaining shares to Dole plc. Dole plc estimates that the gross value of the put option liability at December 31, 2024 is €1.6 million (US$ 1.7 million).

9. Certain grower loans advances as of February 28th, 2025

	Amount (28 Feb 25) USD
Subsidiaries Grower Loans	166,322,671

10. Loans to/from Subsidiaries as of March 31st, 2025:

Lender	Borrower	Currency	Amount (31 Dec 24)
TPH (UK) Limited	Skoulikas Bedford Limited	GBP	107,089.57
TPH (UK) Limited	Total Produce Belfast Limited	GBP	1,007,411.38
Dole Ireland Limited	Express Fruit Limited	EUR	2,489,733.48
Total Produce Holdings BV	OTC Organics BV	EUR	573,055.93
Total Produce Investments BV	Global Fruit Investments BV	EUR	717,001.19
Total Produce Investments BV	Total Produce Direct Holdings BV	EUR	3,075,520.52
Total Produce Holdings BV	Total Produce Direct Holdings BV	EUR	1,504,737.50
Total Produce USA Holdings Inc	Total Produce Chile Holdings SpA	USD	9,441,323.93
Total Produce International Holdings Limited	Fountain Global Limited	EUR	1,626,154.25
Total Produce Holdings BV	Borg Distributors	EUR	1,011,938.04
Finantic Limited	Nordic Canada Holdings AB	EUR	6,961,280.96
Dole Ireland Limited	Global Fruit Investments BV	EUR	4,167,700.51
Anaco International BV	Dole Europe BV	EUR	1,141,525.00
Finantic Limited	Allegro	EUR	1,529,006.12
TPH (UK) Limited	Total Produce Holdings (UK) Limited	GBP	34,439,022.23
TPH (UK) Limited	RC Group Holdings Limited	GBP	16,813,639.26
TPH (UK) Limited	Redbridge Holdings Limited	GBP	6,891,225.00
Dole Limited	Total Produce Holdings (UK) Limited	GBP	43,700.39
Dole Limited	Oval 2143 Limited	GBP	572,430.25
Dole Limited	Sighthill Ltd	GBP	4,041,317.55

Schedule 6.07

Affiliate Transactions

None.

Schedule 9.01 Administrative Agents’ Offices; Notices To the Company or any other Loan Party: C/o Dole plc 29 North Anne Street Dublin 7 D07 PH36 Ireland Phone: +353 1 887 2600 Email: +353 1 887 2731 Email: jdevine@totalproduce.com Attn: Jacinta Devine, Director with a copy to: Skadden, Arps, Slate, Meagher & Flom LLP 2000 Avenue of the Stars, Suite 200N Los Angeles, California 90067 Phone: (213) 687 5294 Fax: (213) 621 5294 Email: leila.sayegh@skadden.com Attn: Leila Sayegh To the Pro Rata Administrative Agent and Collateral Agent: COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH 245 Park Avenue New York, New York 11067 Phone: (212) 574-7346 +35316076122 Email: fm.am.syndicatedloans@rabobank.com renuka.pasupathi@rabobank.com Attn: Renuka Pasupathi and Ann McDonough To the USD Swingline Lender: COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH 245 Park Avenue New York, New York 11067 Phone: (212) 574-7346 +35316076122 Email: fm.am.syndicatedloans@rabobank.com renuka.pasupathi@rabobank.com Attn: Renuka Pasupathi and Ann McDonough To the GBP/EURO Swingline Lender: COÖPERATIEVE RABOBANK U.A. 76 Sir John Rogerson’s Quay, Dublin 2, D02 C9DO Phone: +353 (1) 6076157 Email: fm.global.GSCEALending@rabobank.com; fm.am.syndicatedloans@rabobank.com Renuka.pasupathi@rabobank.com; anthony.brown@rabobank.com To the Farm Credit Administrative Agent: AgFirst Farm Credit Bank 1901 Main St Columbia, South Carolina 29201 Phone: (803) 753-2624 Email: lmclendon@agfirst.com Attn: Leighton McLendon To the Issuing Bank: Bank of America NA Bank of America Tower Chicago 110 N Wacker DR Chicago, Il 606060-1511 Phone: (312) 234-5628 Attn: John Dorost EXHIBIT A ASSIGNMENT AND ASSUMPTION This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [the][each] Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each] Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees] hereunder are several and not joint.] Capitalized terms used but not defined herein shall have the respective meanings given to them in the Credit Agreement identified below (the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions for Assignment and Assumption (the “Standard Terms and Conditions”) set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full. For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Applicable Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor. 1. Assignor[s]: A-2 2. Assignee[s]: [for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]] 3. Borrowers: NORDIC FRUIT HOLDING AB, TOTAL PRODUCE USA HOLDINGS INC., FINANTIC LIMITED, DOLE FOOD COMPANY, INC., DOLE PLC 4. Pro Rata Administrative Agent: Coöperatieve Rabobank U.A., New York Branch, as the administrative agent with respect to the Pro Rata Facilities under the Credit Agreement. 5. Farm Credit Administrative Agent: AgFirst Farm Credit Bank, as the administrative agent with respect to the Farm Credit Term Loan Facility under the Credit Agreement. 6. Credit Agreement: Amended and Restated Credit Agreement, dated as of May 1, 2025, among the Borrowers, the Lenders from time to time party thereto, Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and as Collateral Agent, and AgFirst Farm Credit Bank, as Farm Credit Administrative Agent.

7. Assigned Interest:

Assignor[s][1]	Assignee[s][2]	Facility Assigned[3]	Aggregate Amount of Commitment/Loans for all Lenders[4]	Amount of Commitment/Loans Assigned[5]	Percentage Assigned of Commitment/ Loans	CUSIP Number
		____________	$______________	$______________	____________%	
		____________	$______________	$______________	____________%	
		____________	$______________	$______________	____________%	

[8. Trade Date: ______________________]

[1] List each Assignor, as appropriate.

[2] List each Assignee, as appropriate.

[3] Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g., "Revolving Multicurrency Tranche 1 Commitment," "Revolving Multicurrency Tranche 2 Commitment," "Revolving USD Tranche Commitment," "Term A Loan," "Farm Credit Term Loan Commitment," etc.)

[4] Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[5] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

A-3

Effective Date: _______________, 20__ [TO BE INSERTED BY APPLICABLE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By: ____________________________
Name:
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By: ____________________________
Name:
Title:

[Consented to and][6] Accepted:

[COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH,
as Pro Rata Administrative Agent

By: ___________________________________
Name:
Title:

By: ___________________________________
Name:
Title:]

[AGFIRST FARM CREDIT BANK, as Farm Credit Administrative Agent

By: ___________________________________
Name:
Title:]

[6] To be added if required pursuant to Section 9.04(b)(iii)(B).

A-4

[[Consented to and][7] Accepted:

DOLE PLC

By: ___________________________________
Name:
Title:]

[7] To be added if required pursuant to Section 9.04(b)(iii)(A).

A-5

[Consented to and][8] Accepted:

COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH,
as Swingline Lender

By: ___________________________________
Name:
Title:

By: ___________________________________
Name:
Title:

[Consented to and][9] Accepted:

BANK OF AMERICA, N.A.,
as Issuing Bank

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

[Consented to and][10] Accepted:

[ ], as Issuing Bank

By: ______________________________
Name:
Title:

---

[8] To be added if required pursuant to Section 9.04(b)(iii)(C).
[9] To be added if required pursuant to Section 9.04(b)(iii)(C).
[10] To be added if required pursuant to Section 9.04(b)(iii)(C).

A-6

A-7 ANNEX 1 TO ASSIGNMENT AND ASSUMPTION STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION 1. Representations and Warranties. 1.1 Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][[the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is not a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of any Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by any Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document. 1.2 Assignee. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under Section 9.04(b)(iii), (v), (vi) and (vii) of the Credit Agreement (subject to such consents, if any, as may be required under Section 9.04(b)(iii) of the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.01(a) and (b) thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Applicable Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, [and] (vii) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee [and (viii) it is [not an Irish Qualifying Lender][an Irish Qualifying Lender (other than A-8 an Irish Treaty Lender)][an Irish Treaty Lender]]11 and (b) agrees that (i) it will, independently and without reliance upon the Applicable Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender. 2. Payments. From and after the Effective Date, the Applicable Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date. Notwithstanding the foregoing, the Applicable Administrative Agent shall make all payments of interest, fees or other amounts paid from and after the Effective Date to [the][the relevant] Assignee. 3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or electronic communication shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York without regard to the conflict of law principles thereof to the extent that the application of the laws of another jurisdiction would be required thereby. 11 To be added in connection with an assignment of Revolving Multicurrency Commitments or Revolving Multicurrency Loans. B-1 EXHIBIT B FORM OF TERM NOTE , FOR VALUE RECEIVED, the undersigned [(the “Term A Borrower”)] [the (“Farm Credit Term Loan Borrower”)], hereby promises to pay to ___________________ or registered assigns (the “Lender”), in accordance with the provisions of the Agreement (as hereinafter defined), the principal amount of the [Term A Loan] [Farm Credit Term Loan] from time to time made by the Lender to the [Term A Borrower] [Farm Credit Term Loan Borrower] under that certain Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement;” unless otherwise defined herein, terms defined in the Agreement and used herein shall have the respective meanings given to them in the Agreement), among Nordic Fruit Holding AB, Total Produce USA Holdings Inc., Finantic Limited, Dole Food Company, Inc., and Dole plc (collectively, the “Borrowers”), certain other parties thereto, the Lenders from time to time party thereto, Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and Collateral Agent, and AgFirst Farm Credit Bank, as Farm Credit Administrative Agent. The [Term A Borrower] [Farm Credit Term Loan Borrower] promises to pay interest on the unpaid principal amount of the [Term A Loan] [Farm Credit Term Loan] made by the Lender from the date of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Agreement. All payments of principal and interest in respect of the [Term A Loan] [Farm Credit Term Loan] made by the Lender shall be made to the Applicable Administrative Agent for the account of the Lender in Dollars in immediately available funds at the Applicable Administrative Agent’s Office. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement. This Term Note is one of the Notes referred to in the Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. This Term Note is also entitled to the benefits of the Guarantee Agreement and the U.S. Security Agreement and is secured by the Collateral. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Term Note shall become, or may be declared to be, immediately due and payable all as provided in the Agreement. The [Term A Loan] [Farm Credit Term Loan] made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Term Note and endorse thereon the date, amount and maturity of its [Term A Loan] [Farm Credit Term Loan] and payments with respect thereto. B-2 The [Term A Borrower] [Farm Credit Term Loan Borrower] hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Term Note. THE ASSIGNMENT OF THIS TERM NOTE AND ANY RIGHTS WITH RESPECT THERETO IS SUBJECT TO THE PROVISIONS OF THE AGREEMENT INCLUDING THE PROVISIONS GOVERNING THE REGISTER AND THE PARTICIPANT REGISTER. THIS TERM NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE [TERM A BORROWER][FARM CREDIT TERM LOAN BORROWER] HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS TERM B NOTE, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND THE [TERM A BORROWER][FARM CREDIT TERM LOAN BORROWER] HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR, TO THE EXTENT PERMITTED BY LAW, IN SUCH FEDERAL COURT. THE [TERM A BORROWER][FARM CREDIT TERM LOAN BORROWER] AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. [TOTAL PRODUCE USA HOLDINGS INC.] [DOLE FOOD COMPANY, INC.] By: Name: Title:

B-3 LOANS AND PAYMENTS WITH RESPECT THERETO Date Type of Loan Made Amount of Loan Made End of Interest Period Amount of Principal or Interest Paid This Date Outstanding Principal Balance This Date Notation Made By C-1 EXHIBIT C FORM OF REVOLVING NOTE , FOR VALUE RECEIVED, the undersigned (the “Revolving Borrowers”), hereby promise, jointly and severally, to pay to or registered assigns (the “Lender”), in accordance with the provisions of the Agreement (as hereinafter defined), the principal amount of the [Revolving Multicurrency Tranche 1 Loan] [Revolving Multicurrency Tranche 2 Loan] [Revolving USD Tranche Loan] from time to time made by the Lender to the Revolving Borrowers under that certain Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement;” unless otherwise defined herein, terms defined in the Agreement and used herein shall have the respective meanings given to them in the Agreement), among Nordic Fruit Holding AB, Total Produce USA Holdings Inc., Finantic Limited, Dole Food Company, Inc., and Dole plc (collectively, the “Borrowers”), certain other parties thereto, the Lenders from time to time party thereto, Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and as Collateral Agent, and AgFirst Farm Credit Bank, as Farm Credit Administrative Agent. The Revolving Borrowers promise to pay interest on the unpaid principal amount of each [Revolving Multicurrency Tranche 1 Loan] [Revolving Multicurrency Tranche 2 Loan] [Revolving USD Tranche Loan] made by the Lender from the date of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Agreement. Except as otherwise provided in Section 2.04(f) of the Agreement with respect to Swingline Loans, all payments of principal and interest in respect of [Revolving Multicurrency Tranche 1 Loan] [Revolving Multicurrency Tranche 2 Loan] [Revolving USD Tranche Loan] made by the Lender shall be made to the Applicable Administrative Agent for the account of the Lender in the currency in which such Loan was denominated in immediately available funds at the Applicable Administrative Agent’s Office. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement. This Revolving Note is one of the Notes referred to in the Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. This Revolving Note is also entitled to the benefits of the Guarantee Agreement and the U.S. Security Agreement and is secured by the Collateral. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Revolving Note shall become, or may be declared to be, immediately due and payable all as provided in the Agreement. The [Revolving Multicurrency Tranche 1 Loan] [Revolving Multicurrency Tranche 2 Loan] [Revolving USD Tranche Loan] made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the C-2 ordinary course of business. The Lender may also attach schedules to this Revolving Note and endorse thereon the date, amount, currency and maturity of its [Revolving Multicurrency Tranche 1 Loan] [Revolving Multicurrency Tranche 2 Loan] [Revolving USD Tranche Loan] and payments with respect thereto. The Revolving Borrowers hereby waive diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Revolving Note. THE ASSIGNMENT OF THIS REVOLVING NOTE AND ANY RIGHTS WITH RESPECT THERETO IS SUBJECT TO THE PROVISIONS OF THE AGREEMENT INCLUDING THE PROVISIONS GOVERNING THE REGISTER AND THE PARTICIPANT REGISTER. THIS REVOLVING NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS REVOLVING NOTE, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR, TO THE EXTENT PERMITTED BY LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. C-3 DOLE PLC By: Name: Title: DOLE FOOD COMPANY, INC. By: Name: Title: NORDIC FRUIT HOLDING AB By: Name: Title: FINANTIC LIMITED By: Name: Title:

C-4 LOANS AND PAYMENTS WITH RESPECT THERETO Date Type of Loan Made Currency and Amount of Loan Made End of Interest Period Amount of Principal or Interest Paid This Date Outstanding Principal Balance This Date Notation Made By E-1 EXHIBIT E FORM OF BORROWING REQUEST Date: , To: [COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent] [AGFIRST FARM CREDIT BANK, as Farm Credit Administrative Agent] Ladies and Gentlemen: Reference is made to that certain Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement;” unless otherwise defined herein, terms defined in the Agreement and used herein shall have the respective meanings given to them in the Agreement), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), the Lenders from time to time party thereto, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent and as Collateral Agent, and AGFIRST FARM CREDIT BANK, as Farm Credit Administrative Agent. The undersigned hereby requests (select one): ☐ A Borrowing of [Term A Loans] [Farm Credit Term Loans] [Revolving Multicurrency Tranche 1 Loans] [Revolving Multicurrency Tranche 2 Loans] [Revolving USD Tranche Loans] ☐ A conversion or continuation of [Term A Loans] [Farm Credit Term Loans] [Revolving Multicurrency Tranche 1 Loans] [Revolving Multicurrency Tranche 2 Loans] [Revolving USD Tranche Loans] 1. Applicable Borrower[s]: ___________________ 2. Date of Borrowing: ___________________ 3. Aggregate principal amount of Borrowing: ___________________ E-2 4. Class and Currency of Borrowing: (Check One) ____ Term A Loan1 ____ Farm Credit Term Loans2 ____ Revolving Loan in Dollars, consisting of3 • Revolving Multicurrency Tranche 1 Loan in an amount equal to: • Revolving Multicurrency Tranche 2 Loan in an amount equal to: • Revolving USD Tranche Loan in an amount equal to: ____ Revolving Loan denominated in [_____],4 consisting of 5 • Revolving Multicurrency Tranche 1 Loan in an amount equal to: • Revolving Multicurrency Tranche 2 Loan in an amount equal to:6 $[_________________] $[_________________] $[_________________] $[_________________] $[_________________] [_________________] [_________________] 5. Interest rate basis: _______ Term SOFR _______ Daily Compounded SOFR _______ Daily Simple SONIA _______ Eurocurrency Rate _______ Base Rate 6. Interest Period and the last day thereof7: _____ month(s) ending on __________ 20___ 7. Wiring Instructions for Loans ___________________ ___________________ ___________________ 1 Available only on the Closing Date 2 Available only on the Closing Date 3 To be allocated in accordance with Section 2.02(e)(i) 4 To consist of Euros, Sterling, Canadian Dollars, SEK, and such other currencies as are acceptable to each Revolving Multicurrency Lender of the applicable Class, and, solely with respect to the Revolving Multicurrency Tranche 1 Facility, each Issuing Bank and the Pro Rata Administrative Agent 5 To be allocated in accordance with Section 2.02(e)(ii) 6 Not to be included for any Borrowing of SEK 7 For Term SOFR Loans and Eurocurrency Loans only E-3 The applicable Borrower[s] hereby represent[s] and warrant[s] that the conditions specified in Section 4.02(a) and (b) of the Agreement shall be satisfied on and as of the date of the applicable Borrowing. [APPLICABLE BORROWER] By: Name: Title: By: Name: Title:

F-1 EXHIBIT F FORM OF SWINGLINE LOAN NOTICE To: COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent and Swingline Lender Ladies and Gentlemen: Reference is made to that certain Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement;” unless otherwise defined herein, terms defined in the Agreement and used herein shall have the respective meanings given to them in the Agreement), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), the Lenders from time to time party thereto, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent and as Collateral Agent, and AGFIRST FARM CREDIT BANK, as Farm Credit Administrative Agent. The undersigned hereby requests (select one): ☐ A Borrowing of Swingline Loans 1. Borrower[s]: 2. On (a Business Day). 3. In the amount of $ 4. In [currency requested]1 1 Limited to Dollars, Euros or Sterling F-2 4. To: [Account Number(s)] F-3 The applicable Borrower[s] hereby represent[s] and warrant[s] that the conditions specified in Section 4.02(a) and (b) of the Agreement shall be satisfied on and as of the date of the applicable Borrowing. [APPLICABLE BORROWER] By: Name: Title: By: Name: Title: G-1 EXHIBIT G FORM OF COMPLIANCE CERTIFICATE Financial Statement Date: , To: COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent, and AGFIRST FARM CREDIT BANK, as Farm Credit Administrative Agent Ladies and Gentlemen: Reference is made to that certain Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement;” unless otherwise defined herein, terms defined in the Agreement and used herein shall have the respective meanings given to them in the Agreement), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), the Lenders from time to time party thereto, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Pro Rata Administrative Agent and as Collateral Agent, and AGFIRST FARM CREDIT BANK, as Farm Credit Administrative Agent. The undersigned Financial Officer hereby certifies, solely in his/her capacity as a Financial Officer and not in his/her individual capacity, as of the date hereof that he/she is the of the Company, and that, as such, he/she is authorized to execute and deliver this Certificate to the Administrative Agents on the behalf of the Company, and that: [Use following paragraphs 1 and 2 for fiscal year-end financial statements] 1. The Company has delivered the year-end audited financial statements required by Section 5.01(a) of the Agreement for the fiscal year of the Company ended as of the above date, together with the report and opinion of an independent certified public accountant required by such section. 2. The Company is in compliance with Section 5.09 of the Credit Agreement. 3. [Attached hereto is the information required by Section 4.7(h) of the U.S. Security Agreement (if any).] [Use following paragraph 1 for fiscal quarter-end financial statements] 1. The Company has delivered the unaudited financial statements required by Section 5.01(b) of the Agreement for the [fiscal quarter][half-year period] of the Company ended as of the above

G-2 date. Such financial statements fairly present in all material respects the financial condition and results of operations of the Company and its Consolidated Subsidiaries on a consolidated basis in accordance with GAAP or IFRS, as applicable as at such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes. [2][3][4]. A review of the activities and condition (financial or otherwise) of the Company during such fiscal period has been made under the supervision of the undersigned with a view to determining whether during such fiscal period the Company performed and observed all its Obligations under the Loan Documents, and [select one:] [no Default has occurred and is continuing.] --or-- [the following is a list of each Default that exists on the date hereof and its nature and status:] [3][4][5]. [Attached hereto is the information required by Section 5.01(h) of the Agreement (if any).] [4][5][6]. The financial covenant analysis and information set forth on Schedule 1 attached hereto are true and accurate on and as of the date of this Certificate. G-3 IN WITNESS WHEREOF, the undersigned has executed this Certificate as of , . DOLE PLC By: Name: Title: G-4 For the Fiscal Quarter/Fiscal Year ended (“Statement Date”) SCHEDULE 1 to the Compliance Certificate [Attach calculation of Consolidated EBITDA, First Lien Net Leverage Ratio and Senior Secured Net Leverage Ratio] H-1 EXHIBIT H FORM JUNIOR LIEN INTERCREDITOR AGREEMENT [SEE ATTACHED]

EXHIBIT H [FORM OF] JUNIOR LIEN INTERCREDITOR AGREEMENT among NORDIC FRUIT HOLDING AB, TOTAL PRODUCE USA HOLDINGS INC., FINANTIC LIMITED, DOLE FOOD COMPANY, INC. and DOLE PLC, as Borrowers COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Senior Priority Representative for the Credit Agreement Secured Parties, [ ], as Junior Priority Representative for the Initial Junior Priority Debt Secured Parties, and each additional Representative from time to time party hereto dated as of [ ], 20[ ] - 3 - [FORM OF] JUNIOR INTERCREDITOR AGREEMENT dated as of [ ], 20[ ] (this “Agreement”), NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), the other Grantors from time to time party hereto, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Representative for the Credit Agreement Secured Parties (in such capacity and together with its successors in such capacity, the “Credit Agreement Collateral Agent”), [ ], acting in its capacity as administrative agent and collateral agent under the Initial Junior Lien Debt Agreement, as Representative for the Initial Junior Priority Debt Secured Parties (in such capacity and together with its successors in such capacity, the “Initial Junior Lien Representative “), and each additional Senior Priority Representative and Junior Priority Representative that from time to time becomes a party hereto pursuant to Section 8.09. In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Credit Agreement Collateral Agent (for itself and on behalf of the Credit Agreement Secured Parties), the Initial Junior Lien Representative (for itself and on behalf of the Initial Junior Priority Debt Secured Parties) and each additional Senior Priority Representative (for itself and on behalf of the Additional Senior Secured Parties under the applicable Additional Senior Priority Debt Facility) and each additional Junior Priority Representative (for itself and on behalf of the Additional Junior Priority Secured Parties under the applicable Additional Junior Priority Debt Facility) agree as follows: ARTICLE 1 DEFINITIONS SECTION 1.01. Certain Defined Terms. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Credit Agreement (as defined below) or, if defined in the UCC, the meanings specified therein. As used in this Agreement, the following terms have the meanings specified below: “Additional Junior Priority Debt” means any Indebtedness that is incurred, issued or guaranteed by a Borrower and/or any other Guarantor (other than Indebtedness constituting Initial Junior Lien Debt Obligations) which Indebtedness and Guarantees are secured by Liens on the Junior Priority Collateral (or a portion thereof) having the same priority (but without regard to control of remedies, other than as provided by the terms of the applicable Junior Priority Debt Documents) as the Liens securing the Initial Junior Lien Debt Obligations; provided, however, that (i) such Indebtedness is permitted to be incurred, secured and guaranteed on such basis by each Senior Priority Debt Document and Junior Priority Debt Document in effect at the time of such incurrence and (ii) the Representative for the holders of such Indebtedness shall have become party to (A) this Agreement pursuant to, and by satisfying the conditions set forth in, Section 8.09 hereof and (B) the Second Lien Intercreditor Agreement pursuant to, and by satisfying the conditions set forth therein; provided, further, that, if such Indebtedness will be the initial - 4 - Additional Junior Priority Debt incurred or issued by the Borrowers after the Closing Date, then the Borrowers, the Initial Junior Lien Representative and the Representative for the holders of such Indebtedness shall have executed and delivered the Second Lien Intercreditor Agreement. Additional Junior Priority Debt shall include any Registered Equivalent Notes and Guarantees thereof by the Guarantors issued in exchange therefor. “Additional Junior Priority Debt Documents” means, with respect to any series, issue or class of Additional Junior Priority Debt, the promissory notes, credit agreements, loan agreements, note purchase agreements, indentures or other operative agreements evidencing or governing such Indebtedness or the Liens securing such Indebtedness, including the Junior Priority Collateral Documents. “Additional Junior Priority Debt Facility” means each credit agreement, loan agreement, note purchase agreement, indenture or other governing agreement with respect to any Additional Junior Priority Debt. “Additional Junior Priority Debt Obligations” means, with respect to any series, issue or class of Additional Junior Priority Debt, (a) all principal of, and premium and interest, fees, and expenses (including, without limitation, any interest, fees, or expenses which accrue after the commencement of any Insolvency or Liquidation Proceeding or which would accrue but for the operation of Bankruptcy Laws, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to, such Additional Junior Priority Debt, (b) all other amounts payable to the related Additional Junior Priority Secured Parties under the related Additional Junior Priority Debt Documents and (c) any renewals or extensions of the foregoing. “Additional Junior Priority Secured Parties” means, with respect to any series, issue or class of Additional Junior Priority Debt, the holders of such Indebtedness or any other Additional Junior Priority Debt Obligation, the Representative with respect thereto, any trustee or agent therefor under any related Additional Junior Priority Debt Documents and the beneficiaries of each indemnification obligation undertaken by any Borrower or any Guarantor under any related Additional Junior Priority Debt Documents. “Additional Senior Priority Debt” means any Indebtedness that is incurred, issued or guaranteed by any Borrower and/or any other Guarantor (other than Indebtedness constituting Credit Agreement Obligations) which Indebtedness and Guarantees are secured by Liens on the Senior Priority Collateral (or a portion thereof) having the same priority (but without regard to control of remedies) as the Liens securing the Credit Agreement Obligations; provided, however, that (i) such Indebtedness is permitted to be incurred, secured and guaranteed on such basis by each Senior Priority Debt Document and Junior Priority Debt Document in effect at the time of such incurrence and (ii) the Representative for the holders of such Indebtedness shall have become party to (A) this Agreement pursuant to, and by satisfying the conditions set forth in, Section 8.09 hereof and (B) the Equal Priority Intercreditor Agreement pursuant to, and by satisfying the conditions set forth therein; provided, further, that, if such Indebtedness will be the initial Additional Senior Priority Debt incurred or issued by the Borrowers after the Closing Date, then the Borrowers, the Credit Agreement Collateral Agent and the Representative for such Indebtedness shall have executed and delivered the Equal Priority Intercreditor Agreement. - 5 - Additional Senior Priority Debt shall include any Registered Equivalent Notes and Guarantees thereof by the Guarantors issued in exchange therefor. “Additional Senior Priority Debt Documents” means, with respect to any series, issue or class of Additional Senior Priority Debt, the promissory notes, credit agreements, loan agreements, note purchase agreements, indentures, or other operative agreements evidencing or governing such Indebtedness or the Liens securing such Indebtedness, including the Senior Priority Collateral Documents. “Additional Senior Priority Debt Facility” means each credit agreement, loan agreement, note purchase agreement, indenture or other governing agreement with respect to any Additional Senior Priority Debt. “Additional Senior Priority Debt Obligations” means, with respect to any series, issue or class of Additional Senior Priority Debt, (a) all principal of, and premium and interest, fees, and expenses (including, without limitation, any interest, fees, or expenses which accrue after the commencement of any Insolvency or Liquidation Proceeding or which would accrue but for the operation of Bankruptcy Laws, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to, such Additional Senior Priority Debt, (b) all other amounts payable to the related Additional Senior Secured Parties under the related Additional Senior Priority Debt Documents and (c) any renewals or extensions of the foregoing. “Additional Senior Secured Parties” means, with respect to any series, issue or class of Additional Senior Priority Debt, the holders of such Indebtedness or any other Additional Senior Priority Debt Obligation, the Representative with respect thereto, any trustee or agent therefor under any related Additional Senior Priority Debt Documents and the beneficiaries of each indemnification obligation undertaken by any Borrower or any Guarantor under any related Additional Senior Priority Debt Documents. “Agreement” has the meaning assigned to such term in the introductory paragraph of this Agreement. “Bankruptcy Code” means Title 11 of the United States Code, as amended. “Bankruptcy Laws” means the Bankruptcy Code and any other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, administration, rearrangement, judicial management, receivership, insolvency, reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise), or similar federal, state, or foreign debtor relief laws (including under any applicable corporate statute) of the United States or other applicable jurisdictions from time to time in effect. “Borrowers” has the meaning assigned to such term in the introductory paragraph of this Agreement. “Capital Stock” means: (a) in the case of a corporation, corporate stock;

- 6 - (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock. “Class Debt” has the meaning assigned to such term in Section 8.09(a). “Class Debt Parties” has the meaning assigned to such term in Section 8.09(a). “Class Debt Representatives” has the meaning assigned to such term in Section 8.09(a). “Closing Date” means the date hereof. “Collateral” means the Senior Priority Collateral and the Junior Priority Collateral. “Collateral Documents” means the Senior Priority Collateral Documents and the Junior Priority Collateral Documents. “Company” has the meaning assigned to such term in the introductory paragraph of this Agreement. “Computer Software” means all software, programs and databases (including, without limitation, source code, object code and all related applications and data files), firmware and documentation and materials relating thereto, and any substitutions, replacements, improvements, error corrections, updates and new versions of any of the foregoing. “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “controlled” have meanings correlative thereto. “Copyrights” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to the following: (a) all copyrights, rights and interests in such copyrights, works protectable by copyright, and copyright applications to register copyright, including, without limitation, copyrights in Computer Software, internet web sites and the content thereof, whether registered or unregistered; (b) all renewals of any of the foregoing; (c) all income, royalties, damages, and payments now or hereafter due and/or payable under any of the foregoing, including, without limitation, damages or payments for past or future infringements for any of the foregoing; (d) the right to sue for past, present, and future infringements of any of the foregoing; and (e) all rights corresponding to any of the foregoing throughout the world. - 7 - “Credit Agreement Collateral Agent” has the meaning assigned to such term in the introductory paragraph of this Agreement and shall include any successor administrative agent and collateral agent as provided in Article VIII of the Credit Agreement. “Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of May 1, 2025, among the Borrowers, the lenders from time to time party thereto, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as pro rata administrative agent and collateral agent, AGFIRST FARM CREDIT BANK, as farm credit administrative agent, and the other parties party thereto from time to time. “Credit Agreement Credit Documents” means the Credit Agreement and the other “Loan Documents” as defined in the Credit Agreement. “Credit Agreement Obligations” means the “Obligations” as defined in the Credit Agreement. “Credit Agreement Secured Parties” means the “Secured Parties” as defined in the Credit Agreement. “Debt Facility” means any Senior Priority Debt Facility and any Junior Priority Debt Facility. “Designated Junior Priority Representative” means (i) the Initial Junior Lien Representative, so long as the Junior Priority Debt Facility under the Initial Junior Lien Debt Documents is the only Junior Priority Debt Facility under this Agreement and (ii) at any time when clause (i) does not apply, the “Applicable Authorized Representative” or similar term (as defined in the Second Lien Intercreditor Agreement) at such time. “Designated Senior Representative” means (i) the Credit Agreement Collateral Agent, so long as the Senior Priority Debt Facility under the Credit Agreement is the only Senior Priority Debt Facility under this Agreement and (ii) at any time when clause (i) does not apply, the “Applicable Collateral Agent” or similar term (as defined in the Equal Priority Intercreditor Agreement) at such time. “DIP Financing” has the meaning assigned to such term in Section 6.01. “Discharge of Credit Agreement Obligations” means, except to the extent (a) otherwise expressly provided in Section 5.06 and Section 6.04, payment in full in cash of all Credit Agreement Obligations (other than (i) any indemnification obligations for which no claim has been asserted and (ii) Cash Management Obligations and obligations and liabilities under Secured Hedge Agreements not then due); (b) termination or expiration of all commitments, if any, to extend credit that would constitute Credit Agreement Obligations; and (c) the expiration or termination of all letters of credit (other than letters of credit which have been Cash Collateralized). - 8 - “Discharge of Senior Obligations” means, except to the extent otherwise expressly provided in Section 5.06 and Section 6.04, the occurrence of both (I) with respect to the Credit Agreement Obligations, the Discharge of Credit Agreement Obligations, and (II) with respect to all other Senior Obligations: (a) payment in full in cash of all Senior Obligations (other than any indemnification obligations for which no claim has been asserted and any other Senior Obligations not required to be paid in full in order to have the Liens on all Collateral securing such Senior Obligations to be released at such time in accordance with the applicable Senior Priority Debt Documents); (b) termination or expiration of all commitments, if any, to extend credit that would constitute Senior Obligations; and (c) termination of all letters of credit issued under the Senior Priority Debt Documents or providing cash collateral or backstop letters of credit on terms specified in the applicable Senior Priority Debt Documents or otherwise acceptable to the applicable Senior Priority Representative or issuing bank in an amount and in a manner specified in the applicable Senior Priority Debt Documents or otherwise reasonably satisfactory to the applicable Senior Priority Representative and issuing bank. “Disposition” means any conveyance, sale, lease, assignment, transfer, license or other disposition. “Equal Priority Intercreditor Agreement” means a customary intercreditor agreement in form and substance reasonably acceptable to the Senior Priority Representative with respect to each Senior Priority Debt Facility in existence at the time such intercreditor agreement is entered into and the Borrowers, and which provides that the Liens on the applicable Collateral securing all Indebtedness covered thereby shall be of equal priority (but without regard to the control of remedies). “Grantors” means each Borrower and each Subsidiary of the Company that has granted a security interest pursuant to any Collateral Document to secure any Secured Obligations. “Guarantors” means each “Guarantor” as defined in the Credit Agreement. “Initial Junior Lien Debt Agreement” means that certain [Second Lien Credit Agreement], dated as of [ ], 20[ ], among the Borrowers, the lenders from time to time party thereto and [ ], as administrative agent and collateral agent. “Initial Junior Lien Debt Documents” means the Initial Junior Lien Debt Agreement and the other “[Loan Documents]” as defined in the Initial Junior Lien Debt Agreement. “Initial Junior Lien Debt Obligations” means the “[Obligations]” as defined in the Initial Junior Lien Debt Agreement. - 9 - “Initial Junior Lien Representative” has the meaning assigned to such term in the introductory paragraph of this Agreement and shall include any successor administrative agent and collateral agent as provided in Section [ ] of the Initial Junior Lien Debt Agreement. “Initial Junior Priority Debt Secured Parties” means the “[Secured Parties]” as defined in the Initial Junior Lien Debt Agreement. “Insolvency or Liquidation Proceeding” means: (1) any case or proceeding commenced by or against any Borrower or any other Grantor under any Bankruptcy Law, any other case or proceeding for the reorganization, arrangement (including under any applicable corporate statute), recapitalization or adjustment or marshalling of the assets or liabilities of any Borrower or any other Grantor, any receivership or assignment for the benefit of creditors relating to any Borrower or any other Grantor or any similar case or proceeding relative to any Borrower or any other Grantor or its creditors, as such, in each case whether or not voluntary; (2) any liquidation, dissolution, judicial management, marshalling of assets or liabilities or other winding up of or relating to any Borrower or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or (3) any other case or proceeding of any type or nature in which substantially all claims of creditors of any Borrower or any other Grantor are determined and any payment or distribution is or may be made on account of such claims. “Intellectual Property” means, with respect to any Grantor, all intellectual and similar property of every kind and nature now owned or hereafter acquired by such Grantor, including Patents, Copyrights, Trademarks and all related documentation and registrations and all additions, improvements or accessions to any of the foregoing. “Joinder Agreement” means a supplement to this Agreement in the form of Annex II or Annex III hereof required to be delivered by a Representative to the Designated Senior Representative or Designated Junior Priority Representative, as the case may be, pursuant to Section 8.09 hereof in order to include an additional Debt Facility hereunder and to become the Representative hereunder for the Senior Priority Secured Parties or Junior Priority Secured Parties, as the case may be, under such Debt Facility. “Junior Lien Intercreditor Agreement” has the meaning assigned to such term in Section 5.03(a). “Junior Priority Class Debt” has the meaning assigned to such term in Section 8.09(a). “Junior Priority Class Debt Parties” has the meaning assigned to such term in Section 8.09(a). “Junior Priority Class Debt Representative” has the meaning assigned to such term in Section 8.09(a).

- 10 - “Junior Priority Collateral” means any “Collateral” (or equivalent term) as defined in any Initial Junior Lien Debt Documents or any other Junior Priority Debt Document or any other assets of any Borrower or any other Grantor with respect to which a Lien is granted or purported to be granted pursuant to a Junior Priority Collateral Document as security for any Junior Priority Debt Obligations. “Junior Priority Collateral Documents” means the “[Collateral Documents]” as defined in the Initial Junior Lien Debt Agreement and each of the security agreements and other instruments and documents executed and delivered by any Borrower or any other Grantor for purposes of providing collateral security for any Junior Priority Debt Obligation. “Junior Priority Debt Documents” means (a) the Initial Junior Lien Debt Documents and (b) any Additional Junior Priority Debt Documents. “Junior Priority Debt Facilities” means the Initial Junior Lien Debt Agreement and any Additional Junior Priority Debt Facilities. “Junior Priority Debt Obligations” means the Initial Junior Lien Debt Obligations and any Additional Junior Priority Debt Obligations. “Junior Priority Enforcement Date” means, with respect to any Junior Priority Representative, the date which is 180 days (through which 180-day period such Junior Priority Representative was the Designated Junior Priority Representative) after the occurrence of both (i) an Event of Default (under and as defined in the Junior Priority Debt Document for which such Junior Priority Representative has been named as Representative) and (ii) the Designated Senior Representative’s and each other Representative’s receipt of written notice from such Junior Priority Representative that (x) such Junior Priority Representative is the Designated Junior Priority Representative and that an Event of Default (under and as defined in the Junior Priority Debt Document for which such Junior Priority Representative has been named as Representative) has occurred and is continuing and (y) the Junior Priority Debt Obligations of the series, issue or class with respect to which such Junior Priority Representative is the Junior Priority Representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable Junior Priority Debt Document; provided that the Junior Priority Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred (1) at any time a Senior Priority Representative has commenced and is diligently pursuing any enforcement action with respect to a material portion of any Shared Collateral or (2) at any time any Grantor which has granted a security interest in any Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any Insolvency or Liquidation Proceeding. “Junior Priority Lien” means the Liens on the Junior Priority Collateral in favor of Junior Priority Secured Parties under the Junior Priority Collateral Documents. “Junior Priority Representative” means (i) in the case of any Initial Junior Lien Debt Obligations or the Initial Junior Priority Debt Secured Parties, the Initial Junior Lien Representative and (ii) in the case of any Additional Junior Priority Debt Facility and the Additional Junior Priority Secured Parties thereunder, the trustee, administrative agent, collateral agent, security agent or similar agent under such Additional Junior Priority Debt Facility that is - 11 - named as the Representative in respect of such Additional Junior Priority Debt Facility in the applicable Joinder Agreement. “Junior Priority Secured Parties” means the Initial Junior Priority Debt Secured Parties and any Additional Junior Priority Secured Parties. “Officer’s Certificate” has the meaning assigned to such term in Section 8.08. “Patents” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to: (a) any and all patents, patent applications, utility models and statutory invention registrations; (b) all inventions or designs claimed or disclosed therein and all improvements thereto; (c) all reissues, divisions, continuations, renewals, extensions, and continuations-in-part thereof; (d) all income, royalties, damages, claims, and payments now or hereafter due or payable under and with respect thereto, including, without limitation, damages and payments for past and future infringements thereof; (e) all rights to sue for past, present, and future infringements thereof; and (f) all rights corresponding to any of the foregoing throughout the world. “Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity. “Pledged or Controlled Collateral” has the meaning assigned to such term in Section 5.05(a). “Proceeds” means the proceeds of any sale, collection or other liquidation of Shared Collateral and any payment or distribution made in respect of Shared Collateral in an Insolvency or Liquidation Proceeding and any amounts received by any Senior Priority Representative or any Senior Priority Secured Party from a Junior Priority Secured Party in respect of Shared Collateral pursuant to this Agreement and shall include all “proceeds,” as such term is defined in the UCC. “Recovery” has the meaning assigned to such term in Section 6.04. “Refinance” means, in respect of any indebtedness, to refinance, extend, renew, defease, amend, increase, modify, supplement, restructure, refund, replace or repay, or to issue other indebtedness or enter alternative financing arrangements, in exchange or replacement for such indebtedness (in whole or in part), including by adding or replacing lenders, creditors, agents, borrowers and/or guarantors, and including in each case, but not limited to, after the original instrument giving rise to such indebtedness has been terminated and including, in each case, through any credit agreement, loan agreement, note purchase agreement, indenture or other agreement. “Refinanced” and “Refinancing” have correlative meanings. “Registered Equivalent Notes” means, with respect to any notes originally issued in a Rule 144A or other private placement transaction under the Securities Act of 1933, substantially identical notes (having the same Guarantees) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC. “Representatives” means the Senior Priority Representatives and the Junior Priority Representatives. - 12 - “SEC” means the United States Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions. “Second Lien Intercreditor Agreement” means a customary intercreditor agreement in form and substance reasonably acceptable to the Junior Priority Representative with respect to each Junior Priority Debt Facility in existence at the time such intercreditor agreement is entered into and the Borrowers, and which provides that the Liens on the applicable Collateral securing all Indebtedness covered thereby shall be of equal priority (but without regard to the control of remedies). “Secured Obligations” means the Senior Obligations and the Junior Priority Debt Obligations. “Secured Parties” means the Senior Priority Secured Parties and the Junior Priority Secured Parties. “Senior Lien” means the Liens on the Senior Priority Collateral in favor of the Senior Priority Secured Parties under the Senior Priority Collateral Documents. “Senior Obligations” means the Credit Agreement Obligations and any Additional Senior Priority Debt Obligations. “Senior Priority Class Debt” has the meaning assigned to such term in Section 8.09(a). “Senior Priority Class Debt Parties” has the meaning assigned to such term in Section 8.09(a). “Senior Priority Class Debt Representative” has the meaning assigned to such term in Section 8.09(a). “Senior Priority Collateral” means any “Collateral” (or equivalent term) as defined in any Credit Agreement Credit Document or any other Senior Priority Debt Document or any other assets of any Borrower or any other Grantor with respect to which a Lien is granted or purported to be granted pursuant to a Senior Priority Collateral Document as security for any Senior Obligations. “Senior Priority Collateral Documents” means the “Collateral Documents” as defined in the Credit Agreement and each of the security agreements and other instruments and documents executed and delivered by any Borrower or any other Grantor for purposes of providing collateral security for any Senior Obligation. “Senior Priority Debt Documents” means (a) the Credit Agreement Credit Documents and (b) any Additional Senior Priority Debt Documents. “Senior Priority Debt Facilities” means the Credit Agreement and any Additional Senior Priority Debt Facilities. - 13 - “Senior Priority Representative” means (i) in the case of any Credit Agreement Obligations or the Credit Agreement Secured Parties, the Credit Agreement Collateral Agent and (ii) in the case of any Additional Senior Priority Debt Facility and the Additional Senior Secured Parties thereunder, the trustee, administrative agent, collateral agent, security agent or similar agent under such Additional Senior Priority Debt Facility that is named as the Representative in respect of such Additional Senior Priority Debt Facility in the applicable Joinder Agreement. “Senior Priority Secured Parties” means the Credit Agreement Secured Parties and any Additional Senior Secured Parties. “Shared Collateral” means, at any time, Collateral in which the holders of Senior Obligations under at least one Senior Priority Debt Facility (or their Representatives) and the holders of Junior Priority Debt Obligations under at least one Junior Priority Debt Facility (or their Representatives) hold a security interest at such time (or, in the case of the Senior Priority Debt Facilities, are deemed pursuant to Article 2 to hold a security interest). If, at any time, any portion of the Senior Priority Collateral under one or more Senior Priority Debt Facilities does not constitute Junior Priority Collateral under one or more Junior Priority Debt Facilities, then such portion of such Senior Priority Collateral shall constitute Shared Collateral only with respect to the Junior Priority Debt Facilities for which it constitutes Junior Priority Collateral and shall not constitute Shared Collateral for any Junior Priority Debt Facility which does not have a security interest in such Collateral at such time. “Trademarks” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to the following: (a) all trademarks, trademark applications, service marks, service mark applications, domain names, trade dress, logos, designs, slogans, trade names, business names, corporate names and other source identifiers, whether registered or unregistered and the goodwill of the business symbolized by the foregoing; (b) all licenses of the foregoing, whether as licensee or licensor; (c) all renewals of the foregoing; (d) all income, royalties, damages, and payments now or hereafter due or payable with respect thereto, including, without limitation, damages, claims, and payments for past and future infringements thereof; and (e) all rights to sue for past, present, and future infringements of the foregoing, including the right to settle suits involving claims and demands for royalties owing; and (f) all rights corresponding to any of the foregoing throughout the world. “Uniform Commercial Code” or “UCC” means, unless otherwise specified, the Uniform Commercial Code as from time to time in effect in the State of New York. SECTION 1.02. Terms Generally. The rules of interpretation set forth in Sections 1.03, 1.04, 1.05, 1.06 and 1.09 of the Credit Agreement are incorporated herein mutatis mutandis. ARTICLE 2 PRIORITIES AND AGREEMENTS WITH RESPECT TO SHARED COLLATERAL SECTION 2.01. Subordination. Notwithstanding the date, time, manner or order of filing or recordation of any document or instrument or grant, attachment or perfection of any Liens granted to any Junior Priority Representative or any Junior Priority Secured Parties on the Shared Collateral or of any Liens granted to any Senior Priority Representative or any other Senior Priority

- 14 - Secured Party on the Shared Collateral (or any actual or alleged defect in any of the foregoing) and notwithstanding any provision of the UCC, any applicable Law, any Junior Priority Debt Document or any Senior Priority Debt Document or any other circumstance whatsoever, each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby agrees that (a) any Lien on the Shared Collateral securing or purporting to secure any Senior Obligations now or hereafter held by or on behalf of any Senior Priority Representative or any other Senior Priority Secured Party or other agent or trustee therefor, regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall have priority over and be senior in all respects and prior to any Lien on the Shared Collateral securing or purporting to secure any Junior Priority Debt Obligations and (b) any Lien on the Shared Collateral securing or purporting to secure any Junior Priority Debt Obligations now or hereafter held by or on behalf of any Junior Priority Representative, any Junior Priority Secured Parties or any other agent or trustee therefor, regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Shared Collateral securing or purporting to secure any Senior Obligations. All Liens on the Shared Collateral securing or purporting to secure any Senior Obligations shall be and remain senior in all respects and prior to all Liens on the Shared Collateral securing or purporting to secure any Junior Priority Debt Obligations for all purposes, whether or not such Liens securing or purporting to secure any Senior Obligations are subordinated to any Lien securing any other obligation of any Borrower, any Grantor or any other Person or otherwise subordinated, voided, avoided, invalidated or lapsed. SECTION 2.02. Nature of Senior Lender Claims. Each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, acknowledges that (a) a portion of the Senior Obligations is revolving in nature and that the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, (b) the terms of the Senior Priority Debt Documents and the Senior Obligations may be amended, restated, amended and restated, supplemented or otherwise modified, and the Senior Obligations, or a portion thereof, may be Refinanced from time to time and (c) the aggregate amount of the Senior Obligations may be increased, in each case, without notice to or consent by the Junior Priority Representatives or the Junior Priority Secured Parties and without affecting the provisions hereof, except as otherwise expressly set forth herein. The Lien priorities provided for in Section 2.01 shall not be altered or otherwise affected by any amendment, restatement, amendment and restatement, supplement or other modification, or any Refinancing, of either the Senior Obligations or the Junior Priority Debt Obligations, or any portion thereof. As between the Borrowers and the other Grantors and the Junior Priority Secured Parties, the foregoing provisions will not limit or otherwise affect the obligations of any Borrower or any other Grantor contained in any Junior Priority Debt Document with respect to the incurrence of additional Senior Obligations. SECTION 2.03. Prohibition on Contesting Liens. (a) Each of the Junior Priority Representatives, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that it shall not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the validity, extent, perfection, priority or enforceability of any Lien securing any Senior Obligations held (or purported to be held) by or on behalf of any Senior Priority Representative or any of the other Senior Priority Secured Parties or any other agent or trustee - 15 - therefor in any Senior Priority Collateral or the allowability of any claims asserted with respect to any Senior Obligations in any proceeding (including any Insolvency or Liquidation Proceeding) and (b) each Senior Priority Representative, for itself and on behalf of each Senior Priority Secured Party under its Senior Priority Debt Facility, agrees that it shall not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the validity, extent, perfection, priority or enforceability of any Lien securing any Junior Priority Debt Obligations held (or purported to be held) by or on behalf of any Junior Priority Representative or any of the Junior Priority Secured Parties in the Junior Priority Collateral or the allowability of any claims asserted with respect to any Junior Priority Debt Obligations in any proceeding (including any Insolvency or Liquidation Proceeding). Notwithstanding the foregoing, no provision in this Agreement shall be construed to prevent or impair the rights of any Senior Priority Representative to enforce this Agreement (including the priority of the Liens securing the Senior Obligations as provided in Section 2.01) or any of the Senior Priority Debt Documents. SECTION 2.04. No New Liens. The parties hereto agree that, so long as the Discharge of Senior Obligations has not occurred, (a) none of the Grantors shall grant any additional Liens on any asset or property of any Grantor to secure any Junior Priority Debt Obligation unless it has also granted, or concurrently therewith also grants, a Lien on such asset or property of such Grantor to secure the Senior Obligations; and (b) if any Junior Priority Representative or any Junior Priority Secured Party shall hold any Lien on any assets or property of any Grantor securing any Junior Priority Debt Obligations that are not also subject to the Liens securing all Senior Obligations under the Senior Priority Collateral Documents, such Junior Priority Representative or Junior Priority Secured Party (i) shall notify the Designated Senior Representative promptly upon becoming aware thereof and, unless such Grantor shall promptly also grant a similar Lien on such assets or property to each Senior Priority Representative as security for the Senior Obligations, shall assign such Lien to the Designated Senior Representative as security for all Senior Obligations for the benefit of the Senior Priority Secured Parties (but may retain a junior Lien on such assets or property subject to the terms hereof) and (ii) until such assignment or such grant of a similar Lien to each Senior Priority Representative, shall be deemed to hold and have held such Lien for the benefit of each Senior Priority Representative and the other Senior Priority Secured Parties as security for the Senior Obligations (subject to the relative Lien priorities set forth herein); provided that this provision will not be violated with respect to any particular series of Additional Senior Priority Debt Obligations if the applicable trustee, administrative agent, collateral agent, security agent or similar agent under such Additional Senior Priority Debt Facility that is named as the Representative in respect of such Additional Senior Priority Debt Facility in the applicable Joinder Agreement is given a reasonable opportunity to accept a Lien on any asset or property and either the Borrowers or such trustee or agent states in writing that the Senior Priority Debt Documents in respect thereof prohibit such trustee or agent from accepting a Lien on such asset or property or such trustee or agent otherwise expressly declines to accept a Lien on such asset or property. To the extent that the provisions of the immediately preceding sentence are not complied with for any reason, without limiting any other right or remedy available to any Senior Priority Representative or any other Senior Priority Secured Party, each Junior Priority Representative agrees, for itself and on behalf of the other Junior Priority Secured Parties for which it has been named the Representative, that any amounts received by or distributed to any Junior Priority Secured Party pursuant to or as a result of any Lien granted in contravention of this Section 2.04 shall be subject to Section 4.01 and Section 4.02. - 16 - SECTION 2.05. Perfection of Liens. Except for the limited agreements of the Senior Priority Representatives pursuant to Section 5.05 hereof, none of the Senior Priority Representatives or the Senior Priority Secured Parties shall be responsible for perfecting and maintaining the perfection of Liens with respect to the Shared Collateral for the benefit of the Junior Priority Representatives or the Junior Priority Secured Parties. The provisions of this Agreement are intended solely to govern the respective Lien priorities as between the Senior Priority Secured Parties and the Junior Priority Secured Parties and shall not impose on the Senior Priority Representatives, the Senior Priority Secured Parties, the Junior Priority Representatives, the Junior Priority Secured Parties or any agent or trustee therefor any obligations in respect of the disposition of Proceeds of any Shared Collateral which would conflict with prior perfected claims therein in favor of any other Person or any order or decree of any court or Governmental Authority or any applicable Law. SECTION 2.06. Certain Cash Collateral and Foreign Collateral. Notwithstanding anything in this Agreement or any other Senior Priority Debt Documents or Junior Priority Debt Documents to the contrary, (i) collateral consisting of cash and cash equivalents pledged to secure Credit Agreement Obligations consisting of reimbursement obligations in respect of Letters of Credit or otherwise held by the Credit Agreement Collateral Agent pursuant to Section 2.05, 2.10(b), 2.18, 2.22 or Article VII of the Credit Agreement (or any equivalent successor provision) shall be applied as specified in the Credit Agreement and will not constitute Shared Collateral and (ii) it is understood and agreed that various Non-U.S. Subsidiaries of the Company have granted security interests in certain of their property securing the Credit Agreement Obligations, and that as of the date of this Agreement, no such security interests have been provided by any Non-U.S. Subsidiary to secure any other Secured Obligations (other than the Credit Agreement Obligations) and nothing in this Agreement shall grant or imply the grant of any Liens or other security interest in such assets in favor of any Secured Parties (other than the Credit Agreement Secured Parties) to secure any Secured Obligations (other than the Credit Agreement Obligations). ARTICLE 3 ENFORCEMENT SECTION 3.01. Exercise of Remedies. (a) So long as the Discharge of Senior Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against any Borrower or any other Grantor, (i) neither any Junior Priority Representative nor any Junior Priority Secured Party will (x) exercise or seek to exercise any rights or remedies (including setoff or recoupment) with respect to any Shared Collateral in respect of any Junior Priority Debt Obligations, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), (y) contest, protest or object to any foreclosure proceeding or other action brought with respect to the Shared Collateral or any other Senior Priority Collateral by any Senior Priority Representative or any Senior Priority Secured Party in respect of the Senior Obligations, the exercise of any right by any Senior Priority Representative or any Senior Priority Secured Party (or any agent or sub-agent on their behalf) in respect of the Senior Obligations under any lockbox agreement, control agreement, landlord waiver or bailee’s letter or similar agreement or arrangement to which any Senior Priority Representative or any Senior Priority Secured Party either is a party or may have rights as a third party beneficiary, or any other exercise by any such - 17 - party of any rights and remedies relating to the Shared Collateral under the Senior Priority Debt Documents or otherwise in respect of the Senior Priority Collateral or the Senior Obligations, or (z) object to the forbearance by the Senior Priority Secured Parties from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Shared Collateral in respect of Senior Obligations and (ii) except as otherwise provided herein, the Senior Priority Representatives and the Senior Priority Secured Parties shall have the exclusive right to enforce rights, exercise remedies (including setoff, recoupment and the right to credit bid their debt) and make determinations regarding the release, disposition or restrictions with respect to the Shared Collateral or any other Senior Priority Collateral without any consultation with or the consent of any Junior Priority Representative or any Junior Priority Secured Party; provided, however, that (A) in any Insolvency or Liquidation Proceeding commenced by or against any Borrower or any other Grantor, any Junior Priority Representative may file a claim, proof of claim, or statement of interest with respect to the Junior Priority Debt Obligations under its Junior Priority Debt Facility in a manner that is consistent with the terms and conditions of this Agreement, (B) any Junior Priority Representative may take any action (not adverse to the prior Liens on the Shared Collateral securing the Senior Obligations or the rights of the Senior Priority Representatives or the Senior Priority Secured Parties to exercise remedies in respect thereof) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and perfection and priority of its Lien on, the Shared Collateral, (C) any Junior Priority Representative and the Junior Priority Secured Parties may exercise their rights and remedies as unsecured creditors, to the extent provided and subject to the restrictions contained in Section 5.04, (D) any Junior Priority Representative may exercise the rights and remedies provided for in Section 6.03 and the Junior Priority Secured Parties may file any responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance that is not permitted by this Agreement of the claims or Liens of the Junior Priority Secured Parties or the avoidance of any Junior Priority Lien to the extent not inconsistent with the terms of this Agreement, (E) any Junior Priority Secured Party may (subject to the provisions of Section 6.10(b)) vote on any plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed in or in connection with any Insolvency or Liquidation Proceeding that conforms to the terms and conditions of this Agreement, and (F) from and after the Junior Priority Enforcement Date, the Designated Junior Priority Representative (or such other Person, if any, as is so authorized under the Second Lien Intercreditor Agreement) may exercise or seek to exercise any rights or remedies (including setoff or recoupment) with respect to any Shared Collateral in respect of any Junior Priority Debt Obligations, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), but only so long as (1) a Senior Priority Representative has not commenced and is not diligently pursuing any enforcement action with respect to a material portion of Shared Collateral or (2) any Grantor which has granted a security interest in any Shared Collateral is not then a debtor under or with respect to (or otherwise subject to) any Insolvency or Liquidation Proceeding. In exercising rights and remedies with respect to the Senior Priority Collateral, the Senior Priority Representatives and the Senior Priority Secured Parties may enforce the provisions of the Senior Priority Debt Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Shared Collateral upon foreclosure, to incur expenses in connection with such sale or disposition and to exercise all the rights and remedies of a secured lender under the Uniform

- 18 - Commercial Code or any other applicable Law of any applicable jurisdiction and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction. (b) So long as the Discharge of Senior Obligations has not occurred, except as expressly provided in the proviso to clause (ii) of Section 3.01(a) but subject to Section 4.01, each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that it will not take or receive any Shared Collateral or any Proceeds of Shared Collateral in connection with the exercise of any right or remedy (including setoff or recoupment) with respect to any Shared Collateral in respect of Junior Priority Debt Obligations. Without limiting the generality of the foregoing, unless and until the Discharge of Senior Obligations has occurred, except as expressly provided in the proviso in clause (ii) of Section 3.01(a), the sole right of the Junior Priority Representatives and the Junior Priority Secured Parties with respect to the Shared Collateral is to hold a Lien on the Shared Collateral in respect of Junior Priority Debt Obligations pursuant to the Junior Priority Debt Documents for the period and to the extent granted therein and to receive a share of the Proceeds thereof, if any, after the Discharge of Senior Obligations has occurred. (c) Subject to the proviso in clause (ii) of Section 3.01(a), (i) each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that neither such Junior Priority Representative nor any such Junior Priority Secured Party will take any action that would hinder or delay any exercise of remedies undertaken by any Senior Priority Representative or any Senior Priority Secured Party with respect to the Shared Collateral under the Senior Priority Debt Documents, including any Disposition of the Shared Collateral, whether by foreclosure or otherwise, and (ii) each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby waives any and all rights it or any such Junior Priority Secured Party may have as a junior lien creditor or otherwise to object to the manner in which the Senior Priority Representatives or the Senior Priority Secured Parties seek to enforce or collect the Senior Obligations or the Liens granted on any of the Senior Priority Collateral, regardless of whether any action or failure to act by or on behalf of any Senior Priority Representative or any other Senior Priority Secured Party is adverse to the interests of the Junior Priority Secured Parties. (d) Each Junior Priority Representative hereby acknowledges and agrees that no covenant, agreement or restriction contained in any Junior Priority Debt Document shall be deemed to restrict in any way the rights and remedies of the Senior Priority Representatives or the Senior Priority Secured Parties with respect to the Senior Priority Collateral as set forth in this Agreement and the Senior Priority Debt Documents. (e) Until the Discharge of Senior Obligations, except as expressly provided in the proviso in clause (ii) of Section 3.01(a), the Designated Senior Representative shall have the exclusive right to exercise any right or remedy with respect to the Shared Collateral and shall have the exclusive right to determine and direct the time, method and place for exercising such right or remedy or conducting any proceeding with respect thereto. Following the Discharge of Senior Obligations, the Designated Junior Priority Representative (or any Person authorized by it) shall have the exclusive right to exercise any right or remedy with respect to the Collateral, and the Designated Junior Priority Representative shall have the exclusive right to direct the time, method and place of exercising or conducting any proceeding for the exercise of any right or remedy - 19 - available to the Junior Priority Secured Parties with respect to the Collateral, or of exercising or directing the exercise of any trust or power conferred on the Junior Priority Representatives, or for the taking of any other action authorized by the Junior Priority Collateral Documents; provided, however, that nothing in this Section shall impair the right of any Junior Priority Representative or other agent or trustee acting on behalf of the Junior Priority Secured Parties to take such actions with respect to the Collateral after the Discharge of Senior Obligations as may be otherwise required or authorized pursuant to any intercreditor agreement governing the Junior Priority Secured Parties or the Junior Priority Debt Obligations. SECTION 3.02. Cooperation. Subject to the proviso in clause (ii) of Section 3.01(a), each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that, unless and until the Discharge of Senior Obligations has occurred, it will not commence, or join with any Person (other than the Senior Priority Secured Parties and the Senior Priority Representatives upon the request of the Designated Senior Representative) in commencing, any enforcement, collection, execution, levy or foreclosure action or proceeding with respect to any Lien held by it in the Shared Collateral under any of the Junior Priority Debt Documents or otherwise in respect of the Junior Priority Debt Obligations. SECTION 3.03. Actions Upon Breach. Should any Junior Priority Representative or any Junior Priority Secured Party, contrary to this Agreement, in any way take, attempt to take or threaten to take any action with respect to the Shared Collateral (including any attempt to realize upon or enforce any remedy with respect to this Agreement) or fail to take any action required by this Agreement, any Senior Priority Representative or other Senior Priority Secured Party (in its or their own name or in the name of any Borrower or any other Grantor) or the Borrowers may obtain relief against such Junior Priority Representative or such Junior Priority Secured Party by injunction, specific performance or other appropriate equitable relief. Each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby (i) agrees that the Senior Priority Secured Parties’ damages from the actions of the Junior Priority Representatives or any Junior Priority Secured Party may at that time be difficult to ascertain and may be irreparable and waives any defense that any Borrower, any other Grantor or the Senior Priority Secured Parties cannot demonstrate damage or be made whole by the awarding of damages and (ii) irrevocably waives any defense based on the adequacy of a remedy at law and any other defense that might be asserted to bar the remedy of specific performance in any action that may be brought by any Senior Priority Representative or any other Senior Priority Secured Party. ARTICLE 4 PAYMENTS SECTION 4.01. Application of Proceeds. So long as the Discharge of Senior Obligations has not occurred and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, the Shared Collateral or Proceeds thereof received in connection with the sale or other disposition of, or collection on, such Shared Collateral upon the exercise of remedies shall be applied by the Designated Senior Representative to the Senior Obligations in such order as specified in the relevant Senior Priority Debt Documents and, if applicable, the Equal Priority Intercreditor Agreement, until the Discharge of Senior Obligations has occurred. Upon the - 20 - Discharge of Senior Obligations, each applicable Senior Priority Representative shall deliver promptly to the Designated Junior Priority Representative any Shared Collateral or Proceeds thereof held by it in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct, to be applied by the Designated Junior Priority Representative to the Junior Priority Debt Obligations in such order as specified in the relevant Junior Priority Debt Documents and, if applicable, the Second Lien Intercreditor Agreement. SECTION 4.02. Payments Over. So long as the Discharge of Senior Obligations has not occurred, any Shared Collateral or Proceeds thereof received by any Junior Priority Representative or any Junior Priority Secured Party in connection with the exercise of any right or remedy (including setoff or recoupment) relating to the Shared Collateral, (except as otherwise set forth in Article 6) in any Insolvency or Liquidation Proceeding or otherwise in contravention of this Agreement shall be segregated and held in trust for the benefit of and forthwith paid over to the Designated Senior Representative for the benefit of the Senior Priority Secured Parties in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. The Designated Senior Representative is hereby authorized to make any such endorsements as agent for each of the Junior Priority Representatives or any such Junior Priority Secured Party. This authorization is coupled with an interest and is irrevocable. ARTICLE 5 OTHER AGREEMENTS SECTION 5.01. Releases. (a) Each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that, in the event of a Disposition of any specified item of Shared Collateral (including all or substantially all of the Capital Stock of any Subsidiary of the Company) (i) in connection with the exercise of remedies in respect of Collateral by a Senior Priority Representative or (ii) if not in connection with the exercise of remedies in respect of Collateral by the Designated Senior Representative, so long as such Disposition is permitted by the terms of the Junior Priority Debt Documents and the Senior Priority Debt Documents and, in the case of this clause (ii) other than in connection with the Discharge of Senior Obligations, the Liens granted to the Junior Priority Representatives and the Junior Priority Secured Parties upon such Shared Collateral (but not on the Proceeds thereof that were not applied to the payment of Senior Obligations) to secure Junior Priority Debt Obligations shall terminate and be released, automatically and without any further action, concurrently with the termination and release of all Liens granted upon such Shared Collateral to secure Senior Obligations. Upon delivery to a Junior Priority Representative of an Officer’s Certificate stating that any such termination and release of Liens securing the Senior Obligations has become effective (or shall become effective concurrently with such termination and release of the Liens granted to the Junior Priority Secured Parties and the Junior Priority Representatives) and any necessary or proper instruments of termination or release prepared by any Borrower or any other Grantor, such Junior Priority Representative will promptly execute, deliver or acknowledge, at the Borrowers’ sole cost and expense and without any representation or warranty, such instruments to evidence such termination and release of the Liens. Nothing in this Section 5.01(a) will be deemed to affect any agreement of a Junior Priority Representative, for itself and on behalf of the Junior - 21 - Priority Secured Parties under its Junior Priority Debt Facility, to release the Liens on the Junior Priority Collateral as set forth in the relevant Junior Priority Debt Documents. (b) Each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby irrevocably constitutes and appoints the Designated Senior Representative and any officer or agent of the Designated Senior Representative, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Junior Priority Representative or such Junior Priority Secured Party or in the Designated Senior Representative’s own name, from time to time in the Designated Senior Representative’s discretion, for the purpose of carrying out the terms of Section 5.01(a), to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of Section 5.01(a), including any termination statements, endorsements or other instruments of transfer or release. (c) Unless and until the Discharge of Senior Obligations has occurred, each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby consents to the application, whether prior to or after an event of default under any Senior Priority Debt Document of Proceeds of Shared Collateral to the repayment of Senior Obligations pursuant to the Senior Priority Debt Documents, provided that nothing in this Section 5.01(c) shall be construed to prevent or impair the rights of the Junior Priority Representatives or the Junior Priority Secured Parties to receive Proceeds in connection with the Junior Priority Debt Obligations not otherwise in contravention of this Agreement. (d) Notwithstanding anything to the contrary in any Junior Priority Collateral Document, in the event the terms of a Senior Priority Collateral Document and a Junior Priority Collateral Document each require any Grantor to (i) make payment in respect of any item of Shared Collateral, (ii) deliver or afford control over any item of Shared Collateral to, or deposit any item of Shared Collateral with, (iii) register ownership of any item of Shared Collateral in the name of or make an assignment of ownership of any Shared Collateral or the rights thereunder to, (iv) cause any securities intermediary, commodities intermediary or other Person acting in a similar capacity to agree to comply, in respect of any item of Shared Collateral, with instructions or orders from, or to treat, in respect of any item of Shared Collateral, as the entitlement holder, (v) hold any item of Shared Collateral in trust for (to the extent such item of Shared Collateral cannot be held in trust for multiple parties under applicable Law), (vi) obtain the agreement of a bailee or other third party to hold any item of Shared Collateral for the benefit of or subject to the control of or, in respect of any item of Shared Collateral, to follow the instructions of, or (vii) obtain the agreement of a landlord with respect to access to leased premises where any item of Shared Collateral is located or waivers or subordination of rights with respect to any item of Shared Collateral in favor of, in any case, both the Designated Senior Representative and any Junior Priority Representative or Junior Priority Secured Party, such Grantor may, until the applicable Discharge of Senior Obligations has occurred, comply with such requirement under the Junior Priority Collateral Document as it relates to such Shared Collateral by taking any of the actions set forth above only with respect to, or in favor of, the Designated Senior Representative. SECTION 5.02. Insurance and Condemnation Awards. Unless and until the Discharge of Senior Obligations has occurred, subject in each case to the rights of the Grantors under, and any limitations under, the Senior Priority Debt Documents, the Designated Senior Representative and the Senior Priority Secured Parties shall have the sole and exclusive right (a) to adjust settlement for any insurance policy covering the Shared Collateral in the event of any loss thereunder and (b) to approve any award granted in any condemnation or similar proceeding affecting the Shared Collateral. Unless and until the Discharge of Senior Obligations has occurred, and subject to the rights of the Grantors under, and any limitations under, the Senior Priority Debt Documents and the Junior Priority Debt Documents, all proceeds of any such policy and any such award, if in respect of the Shared Collateral, shall be paid (i) first, prior to the occurrence of the Discharge of Senior Obligations, to the Designated Senior Representative for the benefit of Senior Priority Secured Parties pursuant to the terms of the Senior Priority Debt Documents, (ii) second, after the occurrence of the Discharge of Senior Obligations, to the Designated Junior Priority Representative for the benefit of the Junior Priority Secured Parties pursuant to the terms of the applicable Junior Priority Debt Documents and (iii) third, if no Junior Priority Debt Obligations or Senior Obligations are outstanding, to the owner of the subject property, such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct. If any Junior Priority Representative or any Junior Priority Secured Party shall, at any time, receive any proceeds of any such insurance policy or any such award in contravention of this Agreement, it shall pay such proceeds over to the Designated Senior Representative (or after the Discharge of Senior Obligations, the Designated Junior Priority Representative) to receive such amounts in accordance with the terms of Section 4.02. SECTION 5.03. Certain Amendments. (a) No Junior Priority Collateral Document may be amended, supplemented or otherwise modified or entered into to the extent such amendment, supplement or modification, or the terms of any new Junior Priority Collateral Document, would be prohibited by or conflict with any of the terms of this Agreement. The Borrowers agree to deliver to the Designated Senior Representative copies of (i) any amendments, supplements or other modifications to the Junior Priority Collateral Documents and (ii) any new Junior Priority Collateral Documents promptly after effectiveness thereof. Each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that each Junior Priority Collateral Document under its Junior Priority Debt Facility shall include the following language (or language to similar effect reasonably approved by the Designated Senior Representative): “Notwithstanding anything herein to the contrary, (i) the liens and security interests granted to the Junior Priority Representative pursuant to this Agreement are expressly subject and subordinate to the liens and security interests granted in favor of the Senior Priority Secured Parties (as defined in the Junior Lien Intercreditor Agreement referred to below), including liens and security interests granted to COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as collateral agent, pursuant to or in connection with the Amended and Restated Credit Agreement dated as of May 1, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), among NORDIC FRUIT HOLDING AB, TOTAL PRODUCE USA HOLDINGS INC., FINANTIC LIMITED, DOLE FOOD COMPANY, INC., and DOLE PLC (collectively, the “Borrowers”), the lenders from time to time party thereto, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as pro rata administrative agent and - 22 - - 23 - collateral agent, AGFIRST FARM CREDIT BANK, as farm credit administrative agent, and the other parties party thereto from time to time, and (ii) the exercise of any right or remedy by the Junior Priority Representative or any other secured party hereunder is subject to the limitations and provisions of the Junior Lien Intercreditor Agreement dated as of [ ], 20[ ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Junior Lien Intercreditor Agreement”), among COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Credit Agreement Collateral Agent, [_____________], as Initial Junior Lien Representative and the Borrowers. In the event of any conflict between the terms of the Junior Lien Intercreditor Agreement and the terms of this Agreement (except with respect to [identify section(s) of Agreement that grant the security interest and describe the obligations secured by security interest] and the definitions of defined terms used therein), the terms of the Junior Lien Intercreditor Agreement shall govern.” (b) In the event that each applicable Senior Priority Representative and/or the Senior Priority Secured Parties enter into any amendment, waiver or consent in respect of any of the Senior Priority Collateral Documents for the purpose of adding to or deleting from, or waiving or consenting to any departures from any provisions of, any Senior Priority Collateral Document or changing in any manner the rights of the Senior Priority Representatives, the Senior Priority Secured Parties, any Borrower or any other Grantor thereunder (including the release of any Liens in Senior Priority Collateral) in a manner that is applicable to all Senior Priority Debt Facilities, then such amendment, waiver or consent shall apply automatically to any comparable provision of each comparable Junior Priority Collateral Document without the consent of any Junior Priority Representative or any Junior Priority Secured Party and without any action by any Junior Priority Representative, any Borrower or any other Grantor; provided, however, that (x) no such amendment, waiver or consent shall (i) remove assets subject to the Lien of any Junior Priority Collateral Document, except as provided for in Section 5.01(a), or (ii) impose duties that are adverse on any Junior Priority Representative without its prior written consent and (y) written notice of such amendment, waiver or consent shall have been given by the Borrowers to each Junior Priority Representative within 10 Business Days after the effectiveness of such amendment, waiver or consent (although the failure to give any such notice shall in no way affect the effectiveness of such amendment, waiver or consent). (c) Each of the Senior Priority Debt Documents may be amended, restated, amended and restated, waived, supplemented or otherwise modified in accordance with its terms, and the indebtedness under any Senior Priority Debt Document may be Refinanced, in each case, without the consent of any Junior Priority Representative or Junior Priority Secured Party, all without affecting the Lien priorities provided for herein or the other provisions hereof; provided, however, that, without the consent of the Junior Priority Representatives, no such amendment, restatement, supplement, modification or Refinancing (or successive amendments, restatements, supplements, modifications or Refinancings) shall contravene any provision of this Agreement. (d) Each of the Junior Priority Debt Facilities may be amended, restated, waived, supplemented or otherwise modified in accordance with its terms, and the indebtedness under the Junior Priority Debt Facilities may be Refinanced without the consent of any Senior Priority Representative or Senior Priority Secured Party; provided, however, that, without the - 24 - consent of (x) until the Discharge of Credit Agreement Obligations, the Credit Agreement Collateral Agent, acting with the consent of the Required Lenders (as such term is defined in the Credit Agreement) and (y) each other Senior Priority Representative (acting with the consent of the requisite holders of each series of Additional Senior Priority Debt), no such amendment, restatement, supplement or modification shall (1) contravene any provision of this Agreement, or (2) reduce the capacity to incur Indebtedness for borrowed money constituting Senior Obligations to an amount less than the aggregate principal amount of term loans and aggregate principal amount of revolving commitments, in each case, under the Senior Priority Debt Documents on the day of any such amendment, restatement, supplement, modification or Refinancing. SECTION 5.04. Rights As Unsecured Creditors. The Junior Priority Representatives and the Junior Priority Secured Parties may exercise rights and remedies as unsecured creditors against any Borrower and any other Grantor in accordance with the terms of the Junior Priority Debt Documents and applicable Law so long as such rights and remedies do not violate, or are not otherwise inconsistent with, any other provision of this Agreement. Nothing in this Agreement shall prohibit the receipt by any Junior Priority Representative or any Junior Priority Secured Party of the required payments of principal, premium, interest, fees and other amounts due under the Junior Priority Debt Documents so long as such receipt is not the direct or indirect result of the exercise by a Junior Priority Representative or any Junior Priority Secured Party of rights or remedies in respect of Shared Collateral. In the event any Junior Priority Representative or any Junior Priority Secured Party becomes a judgment Lien creditor in respect of Shared Collateral as a result of its enforcement of its rights as an unsecured creditor in respect of Junior Priority Debt Obligations, such judgment Lien shall be subordinated to the Liens securing Senior Obligations on the same basis as the other Liens securing the Junior Priority Debt Obligations are so subordinated to such Liens securing Senior Obligations under this Agreement. Nothing in this Agreement shall impair or otherwise adversely affect any rights or remedies the Senior Priority Representatives or the Senior Priority Secured Parties may have with respect to the Senior Priority Collateral. SECTION 5.05. Gratuitous Bailee for Perfection. (a) Each Senior Priority Representative acknowledges and agrees that if it shall at any time hold a Lien securing any Senior Obligations on any Shared Collateral that can be perfected by the possession or control of such Shared Collateral or of any account in which such Shared Collateral is held, and if such Shared Collateral or any such account is in fact in the possession or under the control of such Senior Priority Representative, or of agents or bailees of such Person (such Shared Collateral being referred to herein as the “Pledged or Controlled Collateral”), or if it shall at any time obtain any landlord waiver or bailee’s letter or any similar agreement or arrangement granting it rights or access to Shared Collateral, or with respect to any Shared Collateral subject to any other arrangement set forth in Section 5.01(d), the applicable Senior Priority Representative shall also hold such Pledged or Controlled Collateral, or take such actions with respect to such landlord waiver, bailee’s letter or similar agreement or arrangement, as sub-agent and gratuitous bailee on behalf of and for the benefit of the relevant Junior Priority Representatives, in each case solely for the purpose of perfecting the Liens granted under the relevant Junior Priority Collateral Documents and subject to the terms and conditions of this Section 5.05. - 25 - (b) In the event that any Senior Priority Representative (or its agents or bailees), or after the Discharge of Senior Obligations, any Junior Priority Representative, has Lien filings against Intellectual Property that is part of the Shared Collateral that are necessary for the perfection of Liens in such Shared Collateral, such Senior Priority Representative, or after the Discharge of Senior Obligations, such Junior Priority Representative, agrees to hold such Liens as sub-agent and gratuitous bailee on behalf of and for the benefit of the relevant Junior Priority Representatives and any assignee thereof, solely for the purpose of perfecting the security interest granted in such Liens pursuant to the relevant Junior Priority Collateral Documents, subject to the terms and conditions of this Section 5.05. (c) Except as otherwise specifically provided herein, until the Discharge of Senior Obligations has occurred, the Senior Priority Representatives and the Senior Priority Secured Parties shall be entitled to deal with the Pledged or Controlled Collateral in accordance with the terms of the Senior Priority Debt Documents as if the Liens under the Junior Priority Collateral Documents did not exist. The rights of the Junior Priority Representatives and the Junior Priority Secured Parties with respect to the Pledged or Controlled Collateral shall at all times be subject to the terms of this Agreement. (d) The Senior Priority Representatives and the Senior Priority Secured Parties shall have no obligation whatsoever to the Junior Priority Representatives or any Junior Priority Secured Party to assure that any of the Pledged or Controlled Collateral is genuine or owned by the Grantors or to protect or preserve rights or benefits of any Person or any rights pertaining to the Shared Collateral, except as expressly set forth in this Section 5.05. The duties or responsibilities of the Senior Priority Representatives (and after the Discharge of Senior Obligations, the Junior Priority Representatives) under this Section 5.05 shall be limited solely to holding or controlling the Shared Collateral and the related Liens referred to in paragraphs (a) and (b) of this Section 5.05 as sub-agent and gratuitous bailee for the relevant Junior Priority Representative for purposes of perfecting the Lien held by such Junior Priority Representative. (e) The Senior Priority Representatives shall not have by reason of the Junior Priority Collateral Documents or this Agreement, or any other document, a fiduciary relationship in respect of any Junior Priority Representative or any Junior Priority Secured Party, and each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby waives and releases the Senior Priority Representatives from all claims and liabilities arising pursuant to the Senior Priority Representatives’ roles under this Section 5.05 as sub-agents and gratuitous bailees with respect to the Shared Collateral. (f) Upon the Discharge of Senior Obligations, each applicable Senior Priority Representative shall, at the Borrowers’ sole cost and expense, (i) (A) deliver to the Designated Junior Priority Representative, to the extent that it is legally permitted to do so and as the Grantors or Designated Junior Priority Representative may direct, all Shared Collateral, including all Proceeds thereof, held or controlled by such Senior Priority Representative or any of its agents or bailees, including the transfer of possession and control, as applicable, of the Pledged or Controlled Collateral, together with any necessary endorsements and notices to depositary banks, securities intermediaries and commodities intermediaries, and assign to the Designated Junior Priority Representative, to the extent that it is legally permitted to do so and as the Grantors or the Designated Junior Priority Representative may direct, its rights under any landlord waiver or

- 26 - bailee’s letter or any similar agreement or arrangement granting it rights or access to Shared Collateral, (B) if not legally permitted or no direction is given and if prior to discharge of the Junior Priority Debt Obligations, deliver such Shared Collateral and assign its rights in respect thereof as a court of competent jurisdiction may otherwise direct or (C) if the Junior Priority Debt Obligations have been discharged, deliver such Shared Collateral to the Grantors and terminate its rights therein as directed by the Grantors; (ii) notify any applicable insurance carrier that it is no longer entitled to be an additional loss payee or additional insured under the insurance policies of any Grantor issued by such insurance carrier; and (iii) notify any Governmental Authority involved in any condemnation or similar proceeding involving any Grantor that the Designated Junior Priority Representative is entitled to approve any awards granted in such proceeding. The Borrowers shall take such further action as is required to effectuate the transfer contemplated hereby. The Senior Priority Representatives have no obligations to follow instructions from any Junior Priority Representative or any other Junior Priority Secured Party in contravention of this Agreement. No Senior Priority Representative shall have any liability to any Junior Priority Secured Party. (g) None of the Senior Priority Representatives nor any of the other Senior Priority Secured Parties shall be required to marshal any present or future collateral security for any obligations of the Borrowers or any Subsidiary to any Senior Priority Representative or any Senior Priority Secured Party under the Senior Priority Debt Documents or any assurance of payment in respect thereof, or to resort to such collateral security or other assurances of payment in any particular order, and all of their rights in respect of such collateral security or any assurance of payment in respect thereof shall be cumulative and in addition to all other rights, however existing or arising. SECTION 5.06. When Discharge of Senior Obligations Deemed To Not Have Occurred. If, at any time substantially concurrently with or after the Discharge of Senior Obligations has occurred, the Borrowers or any Subsidiary consummates any Refinancing or incurs any Senior Obligations (other than in respect of the payment of indemnities surviving the Discharge of Senior Obligations), then such Discharge of Senior Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of Senior Obligations) and the applicable agreement governing such Senior Obligations shall automatically be treated as a Senior Priority Debt Document for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Shared Collateral set forth herein and the agent, representative or trustee for the holders of such Senior Obligations shall be the Senior Priority Representative for all purposes of this Agreement; provided that such Senior Priority Representative shall have become a party to this Agreement pursuant to Section 8.09. Upon receipt of notice of such incurrence (including the identity of the new Senior Priority Representative), each Junior Priority Representative (including the Designated Junior Priority Representative) shall promptly (a) enter into such documents and agreements (at the expense of the Borrowers), including amendments, supplements or modifications to this Agreement, as the Borrowers or such new Senior Priority Representative shall reasonably request in writing in order to provide the new Senior Priority Representative the rights of a Senior Priority Representative contemplated hereby and (b) deliver to such Senior Priority Representative, to the extent that it is legally permitted to do so, all Shared Collateral, including all Proceeds thereof, held or controlled by such Junior Priority Representative or any of its agents or bailees, including the transfer of possession and control, as applicable, of the Pledged or Controlled Collateral, together with any - 27 - necessary endorsements and notices to depositary banks, securities intermediaries and commodities intermediaries, and assign to such Senior Priority Representative, to the extent that it is legally permitted to do so, its rights under any landlord waiver or bailee’s letter or any similar agreement or arrangement granting it rights or access to Shared Collateral. ARTICLE 6 INSOLVENCY OR LIQUIDATION PROCEEDINGS SECTION 6.01. Financing and Sale Issues. Until the Discharge of Senior Obligations has occurred, if any Borrower or any other Grantor shall be subject to any Insolvency or Liquidation Proceeding, then each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that (A) if any Senior Priority Representative shall desire to consent (or not object) to the sale, use or lease of cash or other collateral or to consent (or not object) to any Borrower’s or any other Grantor’s obtaining financing under Section 363 or Section 364 of the Bankruptcy Code or any similar provision(s) of any other Bankruptcy Law (“DIP Financing”), it will raise no objection to and will not otherwise contest such sale, use or lease of such cash or other collateral or such DIP Financing and, except to the extent permitted by the proviso in clause (ii) of Section 3.01(a) and Section 6.03, will not request adequate protection or any other relief in connection therewith and, to the extent the Liens securing any Senior Obligations are subordinated to or have the same priority as the Liens securing such DIP Financing, will subordinate (and will be deemed hereunder to have subordinated) its Liens in the Shared Collateral to (x) the Liens securing such DIP Financing (and all obligations relating thereto) on the same basis as the Liens securing the Junior Priority Debt Obligations are so subordinated to the Liens securing the Senior Obligations under this Agreement, (y) any reasonable “carve-out” for professional and United States Trustee fees agreed to by the Senior Priority Representatives, and (z) all adequate protection liens granted to the Senior Priority Secured Parties, (B) it will raise no objection to and will not otherwise contest any motion for relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceedings or from any injunction against foreclosure or enforcement in respect of Senior Obligations or the Senior Priority Collateral made by any Senior Priority Representative or any other Senior Priority Secured Party, (C) it will raise no objection to and will not otherwise contest any lawful exercise by any Senior Priority Secured Party of the right to credit bid Senior Obligations at any foreclosure or other sale of Senior Priority Collateral, including pursuant to Section 363(k) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law or other applicable law, (D) it will raise no objection to and will not otherwise contest any other request for judicial relief made in any court by any Senior Priority Secured Party relating to the lawful enforcement of any Lien on Senior Priority Collateral, (E) it will raise no objection to and will not otherwise contest any election made by any Senior Priority Representative or any other Senior Priority Secured Party of the application of Section 1111(b) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law with respect to any of the Shared Collateral, and (F) it will raise no objection to and will not otherwise contest or oppose any Disposition (including pursuant to Section 363 of the Bankruptcy Code or any similar provision of any other Bankruptcy Law) of assets of any Grantor for or to which any Senior Priority Representative has consented or not objected that provides, to the extent such Disposition is to be free and clear of Liens, that the Liens securing the Senior Obligations and the Junior Priority Debt Obligations will attach to the Proceeds of the sale on the same basis of priority as the Liens on the Shared Collateral securing the Senior Obligations rank to the Liens on the Shared Collateral securing the Junior Priority Debt Obligations pursuant to this - 28 - Agreement; provided that the Junior Priority Secured Parties are not deemed to have waived any rights to credit bid on the Shared Collateral in any such sale or disposition in accordance with Section 363(k) of the Bankruptcy Code (or any similar provision under any other applicable Bankruptcy Law), so long as any such credit bid provides for the payment in full in cash of the Senior Obligations. Each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that notice received three Business Days prior to the entry of an order approving any usage of cash or other collateral described in this Section 6.01 or approving any DIP Financing described in this Section 6.01 shall be adequate notice. SECTION 6.02. Relief from the Automatic Stay. Until the Discharge of Senior Obligations has occurred, each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that none of them shall seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding or take any action in derogation thereof, in each case in respect of any Shared Collateral, without the prior written consent of the Designated Senior Representative. SECTION 6.03. Adequate Protection. Each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that none of them shall object to, contest or support any other Person objecting to or contesting (a) any request by any Senior Priority Representative or any Senior Priority Secured Parties for adequate protection in any form, (b) any objection by any Senior Priority Representative or any Senior Priority Secured Parties to any motion, relief, action or proceeding based on any Senior Priority Representative’s or Senior Priority Secured Party’s claiming a lack of adequate protection or (c) the allowance and/or payment of pre- and/or post-petition interest, fees, expenses or other amounts of any Senior Priority Representative or any other Senior Priority Secured Party under Section 506(b) or 506(c) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law (as adequate protection or otherwise). Notwithstanding anything contained in this Section 6.03 or in Section 6.01, in any Insolvency or Liquidation Proceeding, (i) if the Senior Priority Secured Parties (or any subset thereof) are granted adequate protection in the form of a Lien on additional or replacement collateral and/or superpriority claims in connection with any DIP Financing or use of cash collateral under Section 363 or 364 of the Bankruptcy Code or any similar provision of any other Bankruptcy Law, then each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, may seek or request adequate protection in the form of a Lien on such additional or replacement collateral and/or a superpriority claim (as applicable), which Lien and/or superpriority claim (as applicable) is subordinated to the Liens securing, and claims with respect to, all Senior Obligations and such DIP Financing (and all obligations relating thereto) and any other Liens or claims granted to the Senior Priority Secured Parties as adequate protection, on the same basis as the other Liens securing, and claims with respect to, the Junior Priority Debt Obligations are so subordinated to the Liens securing, and claims with respect to, Senior Obligations under this Agreement and (ii) in the event any Junior Priority Representatives, for themselves and on behalf of the Junior Priority Secured Parties under their Junior Priority Debt Facilities, seek or request adequate protection and such adequate protection is granted (in each instance, to the extent such grant is otherwise permissible under the terms and conditions of this Agreement) in the form of a Lien on additional or replacement collateral and/or a superpriority claim, then such Junior Priority Representatives, for themselves and on behalf of each Junior Priority Secured Party under their Junior Priority Debt - 29 - Facilities, agree that each Senior Priority Representative shall also be granted a senior Lien on such additional or replacement collateral as security and adequate protection for the Senior Obligations and any such DIP Financing and/or a superpriority claim (as applicable) and that any Lien on such additional or replacement collateral securing or providing adequate protection for the Junior Priority Debt Obligations and/or superpriority claim (as applicable) shall be subordinated to the Liens on such collateral securing, and claims with respect to, the Senior Obligations and any such DIP Financing (and all obligations relating thereto) and any other Liens or claims granted to the Senior Priority Secured Parties as adequate protection on the same basis as the other Liens securing, and claims with respect to, the Junior Priority Debt Obligations are so subordinated to such Liens securing, and claims with respect to, Senior Obligations under this Agreement. Without limiting the generality of the foregoing, to the extent that the Senior Priority Secured Parties are granted adequate protection in the form of payments in the amount of current post-petition fees and expenses, and/or other cash payments, then the Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, shall not be prohibited from seeking adequate protection in the form of payments in the amount of current post- petition incurred fees and expenses, and/or other cash payments (as applicable), subject to the right of the Senior Priority Secured Parties to object to the reasonableness of the amounts of fees and expenses or other cash payments so sought by the Junior Priority Secured Parties. SECTION 6.04. Preference Issues. If any Senior Priority Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to disgorge, turn over or otherwise pay any amount to the estate of any Borrower or any other Grantor (or any trustee, receiver or similar Person therefor), because the payment of such amount was declared to be or avoided a fraudulent or preferential in any respect or for any other reason (any such amount, a “Recovery”), whether received as proceeds of security, enforcement of any right of setoff, recoupment, or otherwise, then the Senior Obligations shall be reinstated to the extent of such Recovery and deemed to be outstanding as if such payment had not occurred and the Senior Priority Secured Parties shall be entitled to the benefits of this Agreement until a Discharge of Senior Obligations with respect to all such recovered amounts. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto. Each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby agrees that none of them shall be entitled to benefit from any avoidance action affecting or otherwise relating to any distribution or allocation made in accordance with this Agreement, whether by preference, fraudulent transfer, or otherwise, it being understood and agreed that the benefit of such avoidance action otherwise allocable to them shall instead be allocated and turned over for application in accordance with the priorities set forth in this Agreement. SECTION 6.05. Separate Grants of Security and Separate Classifications. Each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, acknowledges and agrees that (a) the grants of Liens pursuant to the Senior Priority Collateral Documents and the Junior Priority Collateral Documents constitute separate and distinct grants of Liens and (b) because of, among other things, their differing rights in the Shared Collateral, the Junior Priority Debt Obligations are fundamentally different from the Senior Obligations and must be separately classified in any plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed, confirmed,

- 30 - or adopted in an Insolvency or Liquidation Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that any claims of the Senior Priority Secured Parties and the Junior Priority Secured Parties in respect of the Shared Collateral constitute a single class of claims (rather than separate classes of senior and junior secured claims), then each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby acknowledges and agrees that all distributions from the Shared Collateral shall be made as if there were separate classes of senior and junior secured claims against the Grantors in respect of the Shared Collateral (with the effect being that, to the extent that the aggregate value of the Shared Collateral is sufficient (for this purpose ignoring all claims held by the Junior Priority Secured Parties), the Senior Priority Secured Parties shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest, fees, and expenses, and other claims, all amounts owing in respect of post-petition interest, fees, and expenses (whether or not allowed or allowable under Section 506(b) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) or otherwise in such Insolvency or Liquidation Proceeding) before any distribution from the Shared Collateral is made in respect of the Junior Priority Debt Obligations, with each Junior Priority Representative, for itself and on behalf of each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby acknowledging and agreeing to turn over to the Designated Senior Representative amounts otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Junior Priority Secured Parties). SECTION 6.06. No Waivers of Rights of Senior Priority Secured Parties. Nothing contained herein shall, except as expressly provided herein, prohibit or in any way limit any Senior Priority Representative or any other Senior Priority Secured Party from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by any Junior Priority Secured Party, including the seeking by any Junior Priority Secured Party of adequate protection or the asserting by any Junior Priority Secured Party of any of its rights and remedies under the Junior Priority Debt Documents or otherwise. SECTION 6.07. Application. This Agreement, which the parties hereto expressly acknowledge is a “subordination agreement” under Section 510(a) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law, shall be effective before, during and after the commencement of any Insolvency or Liquidation Proceeding. The relative rights as to the Shared Collateral and Proceeds thereof shall continue after the commencement of any Insolvency or Liquidation Proceeding on the same basis as prior to the date of the petition therefor, subject to any court order approving any DIP Financing to, or use of cash collateral by, any Grantor. All references herein to any Grantor shall include such Grantor as a debtor-in-possession and any receiver or trustee for such Grantor. SECTION 6.08. Other Matters. To the extent that any Junior Priority Representative or any Junior Priority Secured Party has or acquires rights under Section 363 or Section 364 of the Bankruptcy Code or any similar provision(s) of any other Bankruptcy Law with respect to any of the Shared Collateral, such Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees not to assert any such rights without the prior written consent of each Senior Priority Representative, provided that if requested by any Senior Priority Representative, such Junior Priority Representative shall timely - 31 - exercise such rights in the manner requested by the Senior Priority Representatives (acting unanimously), including any rights to payments in respect of such rights. SECTION 6.09. 506(c) Claims. Until the Discharge of Senior Obligations has occurred, each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that it will not assert or enforce any claim under Section 506(c) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law senior to or on a parity with the Liens securing the Senior Obligations for costs or expenses of preserving or disposing of any Shared Collateral. SECTION 6.10. Reorganization Securities; Voting. (a) If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, pursuant to a plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed, confirmed, or adopted in an Insolvency or Liquidation Proceeding, on account of both the Senior Obligations and the Junior Priority Debt Obligations, then, to the extent the debt obligations distributed on account of the Senior Obligations and on account of the Junior Priority Debt Obligations are secured by Liens upon the same assets or property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations. (b) No Junior Priority Secured Party (whether in the capacity of a secured creditor or an unsecured creditor) shall propose, vote in favor of, or otherwise directly or indirectly support any plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement that is inconsistent with, or in violation of, the priorities or other provisions of this Agreement. Without limiting the generality of the foregoing, other than with the prior written consent of the Designated Senior Representative, no Junior Priority Secured Party (whether in the capacity of a secured creditor or an unsecured creditor) shall vote in favor of any plan unless such plan (i) satisfies the Senior Obligations in full in cash or (ii) is proposed or supported by the number of Senior Priority Secured Parties required under Section 1126(c) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law. SECTION 6.11. Post-Petition Interest. (a) Neither any Junior Priority Representative nor any other Junior Priority Secured Party shall oppose or seek to challenge any claim by any Senior Priority Representative or any other Senior Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of Senior Obligations consisting of claims for post-petition interest, fees, or expenses under Section 506(b) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law or otherwise. (b) No Senior Priority Representative nor any other Senior Priority Secured Party shall oppose or seek to challenge any claim by any Junior Priority Representative or any other Junior Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of Junior Priority Debt Obligations consisting of claims for post-petition interest, fees, or expenses under Section 506(b) of the Bankruptcy Code or any similar provision of any other Bankruptcy - 32 - Law or otherwise, to the extent of the value of the Lien of the Junior Priority Representatives on behalf of the Junior Priority Secured Parties on the Shared Collateral (after taking into account the Senior Obligations and the Senior Liens). ARTICLE 7 RELIANCE; ETC. SECTION 7.01. Reliance. The consent by the Senior Priority Secured Parties to the execution and delivery of the Junior Priority Debt Documents to which the Senior Priority Secured Parties have consented and all loans and other extensions of credit made or deemed made on and after the date hereof by the Senior Priority Secured Parties to any Borrower or any Subsidiary shall be deemed to have been given and made in reliance upon this Agreement. Each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, acknowledges that it and such Junior Priority Secured Parties have, independently and without reliance on any Senior Priority Representative or other Senior Priority Secured Party, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into the Junior Priority Debt Documents to which they are party or by which they are bound, this Agreement and the transactions contemplated hereby and thereby, and they will continue to make their own credit decision in taking or not taking any action under the Junior Priority Debt Documents or this Agreement. SECTION 7.02. No Warranties or Liability. Each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, acknowledges and agrees that neither any Senior Priority Representative nor any other Senior Priority Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Senior Priority Debt Documents, the ownership of any Shared Collateral or the perfection or priority of any Liens thereon. The Senior Priority Secured Parties will be entitled to manage and supervise their respective loans and extensions of credit under the Senior Priority Debt Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate, and the Senior Priority Secured Parties may manage their loans and extensions of credit without regard to any rights or interests that the Junior Priority Representatives and the Junior Priority Secured Parties have in the Shared Collateral or otherwise, except as otherwise provided in this Agreement. Neither any Senior Priority Representative nor any other Senior Priority Secured Party shall have any duty to any Junior Priority Representative or Junior Priority Secured Party to act or refrain from acting in a manner that allows, or results in, the occurrence or continuance of an event of default or default under any agreement with any Borrower or any other Subsidiary (including the Junior Priority Debt Documents), regardless of any knowledge thereof that they may have or be charged with. Except as expressly set forth in this Agreement, the Senior Priority Representatives, the Senior Priority Secured Parties, the Junior Priority Representatives and the Junior Priority Secured Parties have not otherwise made to each other, nor do they hereby make to each other, any warranties, express or implied, nor do they assume any liability to each other with respect to (a) the enforceability, validity, value or collectibility of any of the Senior Obligations, the Junior Priority Debt Obligations or any guarantee or security which may have been granted to any of them in connection therewith, (b) any Grantor’s title to or right to transfer any of the Shared Collateral or (c) any other matter except as expressly set forth in this Agreement. - 33 - SECTION 7.03. Obligations Unconditional. All rights, interests, agreements and obligations of the Senior Priority Representatives, the Senior Priority Secured Parties, the Junior Priority Representatives and the Junior Priority Secured Parties hereunder shall remain in full force and effect irrespective of: (a) any lack of validity or enforceability of any Senior Priority Debt Document or any Junior Priority Debt Document; (b) any change in the time, manner or place of payment of, or in any other terms of, all or any of the Senior Obligations or Junior Priority Debt Obligations, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of the Credit Agreement or any other Senior Priority Debt Document or of the terms of any Junior Priority Debt Document; (c) any exchange of any security interest in any Shared Collateral or any other collateral or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the Senior Obligations or Junior Priority Debt Obligations or any guarantee thereof; (d) the commencement of any Insolvency or Liquidation Proceeding in respect of any Borrower or any other Grantor; or (e) any other circumstances that otherwise might constitute a defense available to, or a discharge of, (i) any Borrower or any other Grantor in respect of the Senior Obligations (other than the Discharge of Senior Obligations subject to Sections 5.06 and 6.04 hereof) or (ii) any Junior Priority Representative or Junior Priority Secured Party in respect of this Agreement. ARTICLE 8 MISCELLANEOUS SECTION 8.01. Conflicts. Subject to Section 8.18, in the event of any conflict between the provisions of this Agreement and the provisions of any Senior Priority Debt Document or any Junior Priority Debt Document, the provisions of this Agreement shall govern (except with respect to the grant of the security interest in the property described in such Senior Priority Debt Document or Junior Priority Debt Document and the obligations stated as being secured). Notwithstanding the foregoing, the relative rights and obligations of the Senior Priority Representatives and the Senior Priority Secured Parties (as amongst themselves) with respect to any Senior Priority Collateral shall be governed by the terms of the Equal Priority Intercreditor Agreement and in the event of any conflict between the Equal Priority Intercreditor Agreement and this Agreement, with respect to such rights and obligations, the provisions of the Equal Priority Intercreditor Agreement shall control. SECTION 8.02. Continuing Nature of This Agreement; Severability. Subject to Section 5.06 and to Section 6.04, this Agreement shall continue to be effective until the Discharge of Senior Obligations shall have occurred. This is a continuing agreement of Lien subordination, and the Senior Priority Secured Parties may continue, at any time and without notice to the Junior Priority Representatives or any Junior Priority Secured Party, to extend credit and other financial accommodations and lend monies to or for the benefit of any Borrower or any other Subsidiary

- 34 - constituting Senior Obligations in reliance hereon. The terms of this Agreement shall survive and continue in full force and effect in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions. SECTION 8.03. Amendments; Waivers. (a) No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances. (b) This Agreement may be amended in writing signed by each Representative (in each case, acting in accordance with the documents governing the applicable Debt Facility); provided that any such amendment, supplement or waiver which by the terms of this Agreement requires the Borrowers’ consent or which increases the obligations or reduces the rights of, imposes additional duties on, or otherwise adversely affects any Borrower or any other Grantor, shall require the consent of the Borrowers. Any such amendment, supplement or waiver shall be in writing and shall be binding upon the Senior Priority Secured Parties and the Junior Priority Secured Parties and their respective permitted successors and assigns. (c) Notwithstanding the foregoing, without the consent of any Secured Party, any Representative may become a party hereto by execution and delivery of a Joinder Agreement in accordance with Section 8.09 and, upon such execution and delivery, such Representative and the Secured Parties and Senior Obligations or Junior Priority Debt Obligations of the Debt Facility for which such Representative is acting shall be subject to the terms hereof. SECTION 8.04. Information Concerning Financial Condition of the Borrowers and the Other Subsidiaries. The Senior Priority Representatives, the Senior Priority Secured Parties, the Junior Priority Representatives and the Junior Priority Secured Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Borrowers and the other Subsidiaries and all endorsers or guarantors of the Senior Obligations or the Junior Priority Debt Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the Senior Obligations or the Junior Priority Debt Obligations. The Senior Priority Representatives, the Senior Priority Secured Parties, the Junior Priority Representatives and the Junior Priority Secured Parties shall have no duty to advise any other party hereunder of - 35 - information known to it or them regarding such condition or any such circumstances or otherwise. In the event that any Senior Priority Representative, any Senior Priority Secured Party, any Junior Priority Representative or any Junior Priority Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it shall be under no obligation to (i) make, and the Senior Priority Representatives, the Senior Priority Secured Parties, the Junior Priority Representatives and the Junior Priority Secured Parties shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (ii) provide any additional information or to provide any such information on any subsequent occasion, (iii) undertake any investigation or (iv) disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential. SECTION 8.05. Subrogation. Each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, hereby agrees not to assert any rights of subrogation it may acquire as a result of any payment hereunder until the Discharge of Senior Obligations has occurred. SECTION 8.06. Application of Payments. Except as otherwise provided herein, all payments received by the Senior Priority Secured Parties may be applied, reversed and reapplied, in whole or in part, to such part of the Senior Obligations as the Senior Priority Secured Parties, in their sole discretion, deem appropriate, consistent with the terms of the Senior Priority Debt Documents. Except as otherwise provided herein, each Junior Priority Representative, on behalf of itself and each Junior Priority Secured Party under its Junior Priority Debt Facility, assents to any such extension or postponement of the time of payment of the Senior Obligations or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any security that may at any time secure any part of the Senior Obligations and to the addition or release of any other Person primarily or secondarily liable therefor. SECTION 8.07. [Reserved.] SECTION 8.08. Dealings with Grantors. Upon any application or demand by any Borrower or any other Grantor to any Representative to take or permit any action under any of the provisions of this Agreement, upon such Representative’s reasonable request, the Company shall furnish to such Representative a certificate of a duly authorized signatory of the Company (an “Officer’s Certificate”) stating that all conditions precedent, if any, provided for in this Agreement, as the case may be, relating to the proposed action have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of this Agreement relating to such particular application or demand, no additional certificate or opinion need be furnished. SECTION 8.09. Additional Debt Facilities. (a) To the extent, but only to the extent, permitted by the provisions of the Senior Priority Debt Documents and the Junior Priority Debt Documents then in effect, any Borrower or any other Grantor may incur or issue and sell one or more series or classes of Additional Junior Priority Debt and one or more series or classes of Additional Senior Priority - 36 - Debt. Any such additional class or series of Additional Junior Priority Debt (the “Junior Priority Class Debt”) may be secured by a junior priority, subordinated Lien on Shared Collateral, in each case under and pursuant to the relevant Junior Priority Collateral Documents for such Junior Priority Class Debt, if and subject to the condition that the Representative of any such Junior Priority Class Debt (each, a “Junior Priority Class Debt Representative”), acting on behalf of the holders of such Junior Priority Class Debt (such Representative and holders in respect of any Junior Priority Class Debt being referred to as the “Junior Priority Class Debt Parties”), becomes a party to this Agreement by satisfying conditions (i) through (iii), as applicable, of the immediately succeeding paragraph, and Section 8.09(b). Any such additional class or series of Senior Priority Debt Facilities (the “Senior Priority Class Debt”; and the Senior Priority Class Debt and Junior Priority Class Debt, collectively, the “Class Debt”) may be secured by a senior Lien on Shared Collateral, in each case under and pursuant to the Senior Priority Collateral Documents, if and subject to the condition that the Representative of any such Senior Priority Class Debt (each, a “Senior Priority Class Debt Representative”; and the Senior Priority Class Debt Representatives and Junior Priority Class Debt Representatives, collectively, the “Class Debt Representatives”), acting on behalf of the holders of such Senior Priority Class Debt (such Representative and holders in respect of any such Senior Priority Class Debt being referred to as the “Senior Priority Class Debt Parties”; and the Senior Priority Class Debt Parties and Junior Priority Class Debt Parties, collectively, the “Class Debt Parties”), becomes a party to this Agreement by satisfying the conditions set forth in clauses (i) through (iii), as applicable, of the immediately succeeding paragraph, and Section 8.09(b). In order for a Class Debt Representative to become a party to this Agreement: (i) such Class Debt Representative shall have executed and delivered a Joinder Agreement substantially in the form of Annex II (if such Representative is a Junior Priority Class Debt Representative) or Annex III (if such Representative is a Senior Priority Class Debt Representative) (with such changes as may be reasonably approved by the Designated Senior Representative and such Class Debt Representative, and, to the extent such changes increase the obligations or reduce the rights of a Grantor, by the Borrowers) pursuant to which it becomes a Representative hereunder, and the Class Debt in respect of which such Class Debt Representative is the Representative and the related Class Debt Parties become subject hereto and bound hereby; (ii) the Company shall have delivered to the Designated Senior Representative an Officer’s Certificate stating that the conditions set forth in this Section 8.09 are satisfied with respect to such Class Debt and, if requested, true and complete copies of each of the Junior Priority Debt Documents or Senior Priority Debt Documents, as applicable, relating to such Class Debt, certified as being true and correct by an Authorized Officer of the Company on behalf of the relevant Grantor and identifying the obligations to be designated as Additional Senior Priority Debt or Additional Junior Priority Debt, as applicable, and certifying that such obligations are permitted to be incurred and secured (I) in the case of Additional Senior Priority Debt, on a senior basis under each of the Senior Priority Debt Documents and Junior Priority Debt Documents then in effect and (II) in the case of Additional Junior Priority Debt, on a junior basis under each of the Senior Priority Debt Documents and Junior Priority Debt Documents then in effect; and - 37 - (iii) the Junior Priority Debt Documents or Senior Priority Debt Documents, as applicable, relating to such Class Debt shall provide, or shall be amended on terms and conditions reasonably approved by the Designated Senior Representative and such Class Debt Representative, that each Class Debt Party with respect to such Class Debt will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Class Debt. (b) With respect to any Class Debt that is issued or incurred after the Closing Date, the Borrowers and each of the other Grantors agree that the Borrowers will take, as applicable, such actions (if any) as may from time to time reasonably be requested by any Senior Priority Representative or any Junior Priority Representative, and enter into such technical amendments, modifications and/or supplements to the then existing Collateral Documents (or execute and deliver such additional Collateral Documents) as may from time to time be reasonably requested by such Persons, to ensure that the Class Debt is secured by, and entitled to the benefits of, the relevant Collateral Documents relating to such Class Debt, and each Secured Party (by its acceptance of the benefits hereof) hereby agrees to, and authorizes each applicable Senior Priority Representative and each applicable Junior Priority Representative, as the case may be, to enter into, any such technical amendments, modifications and/or supplements (and additional Collateral Documents). SECTION 8.10. Consent to Jurisdiction; Waivers. Each Representative, on behalf of itself and the Secured Parties of the Debt Facility for which it is acting, irrevocably and unconditionally: (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the Collateral Documents, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the courts of the State of New York sitting in New York City in the borough of Manhattan, the courts of the United States District Court of the Southern District of New York, and appellate courts from any thereof; (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and agrees not to commence or support any such action or proceeding in any other jurisdiction; (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person (or its Representative) at the address referred to in Section 8.11; (d) agrees that nothing herein shall affect the right of any other party hereto (or any Secured Party) to effect service of process in any other manner permitted by Law; and (e) waives, to the maximum extent not prohibited by Law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 8.10 any special, exemplary, punitive or consequential damages.

- 38 - SECTION 8.11. Notices. All notices, requests, demands and other communications provided for or permitted hereunder shall be in writing and shall be sent: (i) if to a Borrower or any other Grantor, to the Company, at its address at: DOLE PLC. [ ] [ ] Phone: [ ] Attn: [ ] Email: [ ] with a copy (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP 2000 Avenue of the Stars, Suite 200N Los Angeles, California 90067 Attn: Leila Sayegh Tel: (213) 687-5294 Fax: (213) 621-5294 Email: leila.sayegh@skadden.com (ii) if to the Credit Agreement Collateral Agent, to it at: COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH 245 Park Avenue New York, New York 11067 Attn: Punam Gambhir Ann McDonough Tel (212) 574-7327 (212) 574-7346 Fax: (914) 304-9327 (201) 499-5328 Email: fm.am.syndicatedloans@rabobank.com Punam.Gambhir@rabobank.com Ann.McDonough@rabobank.com (iii) if to the Initial Junior Lien Representative, to it at: [ ] [ ] - 39 - [ ] Attn: [ ] Tel: [ ] Fax: [ ] Email: [ ] (iv) if to any other Representative, to it at the address specified by it in the Joinder Agreement delivered by it pursuant to Section 8.09. Unless otherwise specifically provided herein, all notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by fax or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 8.11 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 8.11. Notices and other communications may also be delivered by email to the email address of a representative of the applicable Person provided from time to time by such Person. SECTION 8.12. Further Assurances. Each Senior Priority Representative, on behalf of itself and each Senior Priority Secured Party under the Senior Priority Debt Facility for which it is acting, each Junior Priority Representative, on behalf of itself, and each Junior Priority Secured Party under its Junior Priority Debt Facility, agrees that it will take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as the other parties hereto may reasonably request to effectuate the terms of, and the Lien priorities contemplated by, this Agreement. SECTION 8.13. Governing Law; Waiver of Jury Trial. (A) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. (B) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN. SECTION 8.14. Binding on Successors and Assigns. This Agreement shall be binding upon the Senior Priority Representatives, the Senior Priority Secured Parties, the Junior Priority Representatives, the Junior Priority Secured Parties, the Borrowers and their respective permitted successors and assigns. SECTION 8.15. Section Titles. The section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of this Agreement. - 40 - SECTION 8.16. Counterparts. This Agreement may be executed in one or more counterparts, including by means of facsimile or other electronic method, each of which shall be an original and all of which shall together constitute one and the same document. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement. SECTION 8.17. Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. The Credit Agreement Collateral Agent represents and warrants that this Agreement is binding upon the Credit Agreement Secured Parties. The Initial Junior Lien Representative represents and warrants that this Agreement is binding upon the Initial Junior Priority Debt Secured Parties. SECTION 8.18. No Third Party Beneficiaries; Successors and Assigns. The lien priorities set forth in this Agreement and the rights and benefits hereunder in respect of such lien priorities shall inure solely to the benefit of the Senior Priority Representatives, the Senior Priority Secured Parties, the Junior Priority Representatives and the Junior Priority Secured Parties, and their respective permitted successors and assigns, and no other Person (including the Grantors, or any trustee, receiver, debtor in possession or bankruptcy estate in a bankruptcy or like proceeding) shall have or be entitled to assert such rights; provided, however, that the Grantors will be entitled to assert such rights with respect to Sections 2.02, 5.01(a), 5.01(d), 5.02, 5.03(b), 5.05(f), 6.07, 8.03(b), 8.08 and 8.09. SECTION 8.19. Effectiveness. This Agreement shall become effective when executed and delivered by the parties hereto. SECTION 8.20. Administrative Agent and Representative. It is understood and agreed that (a) the Credit Agreement Collateral Agent is entering into this Agreement in its capacity as administrative agent and collateral agent under the Credit Agreement and the provisions of Article VIII of the Credit Agreement applicable to the Administrative Agent (as defined therein) thereunder shall also apply to the Credit Agreement Collateral Agent hereunder, (b) the Initial Junior Lien Representative is entering into this Agreement in its capacity as administrative agent and collateral agent under the Initial Junior Lien Debt Agreement and the provisions of [ ] of the Initial Junior Lien Debt Agreement applicable to the Administrative Agent (as defined therein) thereunder shall also apply to the Initial Junior Lien Representative hereunder and (c) each other Representative party hereto is entering into this Agreement in its capacity as trustee or agent for the secured parties referenced in the applicable Additional Senior Priority Debt Document or Additional Junior Priority Debt Document (as applicable) and the corresponding exculpatory and liability-limiting provisions of such agreement applicable to such Representative thereunder shall also apply to such Representative hereunder. SECTION 8.21. Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement. SECTION 8.22. Additional Grantors. The Company hereby represents and warranties to the Representatives that Borrowers and the Guarantors party hereto constitute the - 41 - only Grantors on the Closing Date. The Borrowers hereby covenant and agree to cause each person which becomes a Grantor following the execution of this Agreement to become a party hereto (in the capacity of a Grantor) by duly executing and delivering a counterpart of the supplement hereto substantially in the form of Annex I hereof to each Representative. [SIGNATURE PAGES FOLLOW]

[SIGNATURE PAGE TO JUNIOR LIEN INTERCREDITOR AGREEMENT] IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written. COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Credit Agreement Collateral Agent By: ____________________________________ Name: Title: [ ], as Initial Junior Lien Representative By: ____________________________________ Name: Title: NORDIC FRUIT HOLDING AB , By: ____________________________________ Name: Title: TOTAL PRODUCE USA HOLDINGS INC. By: ____________________________________ Name: Title: FINANTIC LIMITED By: ____________________________________ Name: Title: [SIGNATURE PAGE TO JUNIOR LIEN INTERCREDITOR AGREEMENT] DOLE FOOD COMPANY, INC. By: ____________________________________ Name: Title: DOLE PLC By: ____________________________________ Name: Title: [ ] By: ____________________________________ Name: Title: A-I-1 ANNEX I [FORM OF] SUPPLEMENT NO. [ ] (this “Grantor Supplement”) dated as of [ ], 20[ ] to the JUNIOR LIEN INTERCREDITOR AGREEMENT dated as of [ ], 20[ ] (the “Junior Lien Intercreditor Agreement”), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201, the other Grantors from time to time party thereto, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Representative for the Credit Agreement Secured Parties (in such capacity and together with its successors in such capacity, the “Credit Agreement Collateral Agent”), [ ], acting in its capacity as administrative agent and collateral agent under the Initial Junior Lien Debt Agreement, and each additional Senior Priority Representative and Junior Priority Representative that from time to time becomes a party thereto pursuant to Section 8.09 of the Junior Lien Intercreditor Agreement. A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Junior Lien Intercreditor Agreement. B. Pursuant to Section 8.22 of the Junior Lien Intercreditor Agreement, each person that becomes a Grantor following the execution of the Junior Lien Intercreditor Agreement is required to become a party to the Junior Lien Intercreditor Agreement. [] has become a Grantor following the execution of the Junior Lien Intercreditor Agreement and is referred to herein as the “New Grantor.” Accordingly, the New Grantor agrees as follows: SECTION 1. The New Grantor hereby agrees to become party to the Junior Lien Intercreditor Agreement as a Grantor thereunder for all purposes thereof on the terms set forth therein, and to be bound by the terms, conditions and provisions of the Junior Lien Intercreditor Agreement as fully as if the undersigned had executed and delivered the Intercreditor Agreement as of the date thereof. All references to any “Grantor” or the “Grantors” under the Junior Lien Intercreditor Agreement shall, from and after the date hereof, be deemed to include the New Grantor. SECTION 2. The New Grantor hereby agrees, for the enforceable benefit of all existing and future Secured Parties that the undersigned is bound by the terms, conditions and provisions of the Junior Lien Intercreditor Agreement. SECTION 3. Except as expressly supplemented hereby, the Junior Lien Intercreditor Agreement shall remain in full force and effect. SECTION 4. THIS GRANTOR SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. A-I-2 SECTION 5. All communications and notices hereunder shall be in writing and given as provided in Section 8.11 of the Junior Lien Intercreditor Agreement. All communications and notices hereunder to the New Grantor shall be given to it at the address set forth below its signature hereto. [SIGNATURE PAGES FOLLOW]

A-I-3 IN WITNESS WHEREOF, the New Grantor has duly executed this Grantor Supplement to the Junior Lien Intercreditor Agreement as of the day and year first above written. [NAME OF NEW GRANTOR], as New Grantor, By: ______________________________ Name: Title: Address for notices: [ ] A-II-1 ANNEX II [FORM OF] SUPPLEMENT NO. [ ] (this “Representative Supplement”) dated as of [ ], 20[ ] to the JUNIOR LIEN INTERCREDITOR AGREEMENT dated as of [ ], 20[ ] (the “Junior Lien Intercreditor Agreement”), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Representative for the Credit Agreement Secured Parties (in such capacity and together with its successors in such capacity, the “Credit Agreement Collateral Agent”), [ ], as Representative for the Initial Junior Priority Debt Secured Parties (in such capacity and together with its successors in such capacity, the “Initial Junior Lien Representative “), and each additional Senior Priority Representative and Junior Priority Representative that from time to time becomes a party thereto pursuant to Section 8.09 of the Junior Lien Intercreditor Agreement. A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Junior Lien Intercreditor Agreement. B. As a condition to the ability of any Borrower or any other Grantor to incur Junior Priority Class Debt after the date of the Junior Lien Intercreditor Agreement and to secure such Junior Priority Class Debt with the Junior Priority Lien and to have such Junior Priority Class Debt guaranteed by the Grantors on a subordinated basis, in each case under and pursuant to the Junior Priority Collateral Documents, the Junior Priority Class Debt Representative in respect of such Junior Priority Class Debt is required to become a Representative under, and such Junior Priority Class Debt and the Junior Priority Class Debt Parties in respect thereof are required to become subject to and bound by, the Junior Lien Intercreditor Agreement. Section 8.09 of the Junior Lien Intercreditor Agreement provides that such Junior Priority Class Debt Representative may become a Representative under, and such Junior Priority Class Debt and such Junior Priority Class Debt Parties may become subject to and bound by, the Junior Lien Intercreditor Agreement, pursuant to the execution and delivery by the Junior Priority Class Debt Representative of an instrument in the form of this Representative Supplement and the satisfaction of the other conditions set forth in Section 8.09 of the Junior Lien Intercreditor Agreement. The undersigned Junior Priority Class Debt Representative (the “New Representative”) is executing this Representative Supplement in accordance with the requirements of the Senior Priority Debt Documents and the Junior Priority Debt Documents. Accordingly, the Designated Senior Representative and the New Representative agree as follows: SECTION 1. In accordance with Section 8.09 of the Junior Lien Intercreditor Agreement, the New Representative by its signature below becomes a Representative under, and the related Junior Priority Class Debt and Junior Priority Class Debt Parties become subject to and bound by, the Junior Lien Intercreditor Agreement with the same force and effect as if the New Representative had originally been named therein as a Representative, and the New A-II-2 Representative, on behalf of itself and such Junior Priority Class Debt Parties, hereby agrees to all the terms and provisions of the Junior Lien Intercreditor Agreement applicable to it as a Junior Priority Representative and to the Junior Priority Class Debt Parties that it represents as Junior Priority Secured Parties. Each reference to a “Representative” or “Junior Priority Representative” in the Junior Lien Intercreditor Agreement shall be deemed to include the New Representative. The Junior Lien Intercreditor Agreement is hereby incorporated herein by reference. SECTION 2. The New Representative represents and warrants to the Designated Senior Representative and the other Secured Parties that (i) it has full power and authority to enter into this Representative Supplement, in its capacity as [agent] [trustee] under [describe debt facility], (ii) this Representative Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement and (iii) the Junior Priority Debt Documents relating to such Junior Priority Class Debt provide that, upon the New Representative’s entry into this Agreement, the Junior Priority Class Debt Parties in respect of such Junior Priority Class Debt will be subject to and bound by the provisions of the Junior Lien Intercreditor Agreement as Junior Priority Secured Parties. SECTION 3. This Representative Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Representative Supplement shall become effective when the Designated Senior Representative shall have received a counterpart of this Representative Supplement that bears the signature of the New Representative. Delivery of an executed signature page to this Representative Supplement by facsimile transmission or other electronic method shall be effective as delivery of a manually signed counterpart of this Representative Supplement. SECTION 4. Except as expressly supplemented hereby, the Junior Lien Intercreditor Agreement shall remain in full force and effect. SECTION 5. THIS REPRESENTATIVE SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. SECTION 6. In case any one or more of the provisions contained in this Representative Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Junior Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions. SECTION 7. All communications and notices hereunder shall be in writing and given as provided in Section 8.11 of the Junior Lien Intercreditor Agreement. All communications and notices hereunder to the New Representative shall be given to it at the address set forth below its signature hereto. A-II-3 [SIGNATURE PAGES FOLLOW]

A-II-4 IN WITNESS WHEREOF, the New Representative and the Designated Senior Representative have duly executed this Representative Supplement to the Junior Lien Intercreditor Agreement as of the day and year first above written. [NAME OF NEW REPRESENTATIVE], as [ ] for the holders of [ ], By: ___________________________________ Name: Title: Address for notices: ______________________________________ attention of: ____________________________ Telecopy: ______________________________ [ ], as Designated Senior Representative, By: ___________________________________ Name: Title: A-II-5 Acknowledged by: [ ] By: ___________________________________ Name: Title: [ ] By: ___________________________________ Name: Title: NORDIC FRUIT HOLDING AB By: ___________________________________ Name: Title: TOTAL PRODUCE USA HOLDINGS INC. By: ___________________________________ Name: Title: FINANTIC LIMITED By: ___________________________________ Name: Title: DOLE FOOD COMPANY, INC. By: ___________________________________ Name: Title: DOLE PLC By: ___________________________________ Name: Title: A-III-1 ANNEX III [FORM OF] SUPPLEMENT NO. [ ] (this “Representative Supplement”) dated as of [ ], 20[ ] to the JUNIOR LIEN INTERCREDITOR AGREEMENT dated as of [ ], 20[ ] (the “Junior Lien Intercreditor Agreement”), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Representative for the Credit Agreement Secured Parties (in such capacity and together with its successors in such capacity, the “Credit Agreement Collateral Agent”), [ ], as Representative for the Initial Junior Priority Debt Secured Parties (in such capacity and together with its successors in such capacity, the “Initial Junior Lien Representative “), and each additional Senior Priority Representative and Junior Priority Representative that from time to time becomes a party thereto pursuant to Section 8.09 of the Junior Lien Intercreditor Agreement. A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Junior Lien Intercreditor Agreement. B. As a condition to the ability of a Borrower or any other Grantor to incur Senior Priority Class Debt after the date of the Junior Lien Intercreditor Agreement and to secure such Senior Priority Class Debt with the Senior Lien and to have such Senior Priority Class Debt guaranteed by the Grantors on a senior basis, in each case under and pursuant to the Senior Priority Collateral Documents, the Senior Priority Class Debt Representative in respect of such Senior Priority Class Debt is required to become a Representative under, and such Senior Priority Class Debt and the Senior Priority Class Debt Parties in respect thereof are required to become subject to and bound by, the Junior Lien Intercreditor Agreement. Section 8.09 of the Junior Lien Intercreditor Agreement provides that such Senior Priority Class Debt Representative may become a Representative under, and such Senior Priority Class Debt and such Senior Priority Class Debt Parties may become subject to and bound by, the Junior Lien Intercreditor Agreement, pursuant to the execution and delivery by the Senior Priority Class Debt Representative of an instrument in the form of this Representative Supplement and the satisfaction of the other conditions set forth in Section 8.09 of the Junior Lien Intercreditor Agreement. The undersigned Senior Priority Class Debt Representative (the “New Representative”) is executing this Representative Supplement in accordance with the requirements of the Senior Priority Debt Documents and the Junior Priority Debt Documents. Accordingly, the Designated Senior Representative and the New Representative agree as follows: SECTION 1. In accordance with Section 8.09 of the Junior Lien Intercreditor Agreement, the New Representative by its signature below becomes a Representative under, and the related Senior Priority Class Debt and Senior Priority Class Debt Parties become subject to and bound by, the Junior Lien Intercreditor Agreement with the same force and effect as if the New Representative had originally been named therein as a Representative, and the New A-III-2 Representative, on behalf of itself and such Senior Priority Class Debt Parties, hereby agrees to all the terms and provisions of the Junior Lien Intercreditor Agreement applicable to it as a Senior Priority Representative and to the Senior Priority Class Debt Parties that it represents as Senior Priority Secured Parties. Each reference to a “Representative” or “Senior Priority Representative” in the Junior Lien Intercreditor Agreement shall be deemed to include the New Representative. The Junior Lien Intercreditor Agreement is hereby incorporated herein by reference. SECTION 2. The New Representative represents and warrants to the Designated Senior Representative and the other Secured Parties that (i) it has full power and authority to enter into this Representative Supplement, in its capacity as [agent] [trustee] under [describe debt facility], (ii) this Representative Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement and (iii) the Senior Priority Debt Documents relating to such Senior Priority Class Debt provide that, upon the New Representative’s entry into this Agreement, the Senior Priority Class Debt Parties in respect of such Senior Priority Class Debt will be subject to and bound by the provisions of the Junior Lien Intercreditor Agreement as Senior Priority Secured Parties. SECTION 3. This Representative Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Representative Supplement shall become effective when the Designated Senior Representative shall have received a counterpart of this Representative Supplement that bears the signature of the New Representative. Delivery of an executed signature page to this Representative Supplement by facsimile transmission or other electronic method shall be effective as delivery of a manually signed counterpart of this Representative Supplement. SECTION 4. Except as expressly supplemented hereby, the Junior Lien Intercreditor Agreement shall remain in full force and effect. SECTION 5. THIS REPRESENTATIVE SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. SECTION 6. In case any one or more of the provisions contained in this Representative Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Junior Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions. SECTION 7. All communications and notices hereunder shall be in writing and given as provided in Section 8.11 of the Junior Lien Intercreditor Agreement. All communications and notices hereunder to the New Representative shall be given to it at the address set forth below its signature hereto.

A-III-3 [SIGNATURE PAGES FOLLOW] A-III-4 IN WITNESS WHEREOF, the New Representative and the Designated Senior Representative have duly executed this Representative Supplement to the Junior Lien Intercreditor Agreement as of the day and year first above written. [NAME OF NEW REPRESENTATIVE], as [ ] for the holders of [ ], By: ___________________________________ Name: Title: Address for notices: ______________________________________ attention of: ____________________________ Telecopy: ______________________________ [ ], as Designated Senior Representative, By: ___________________________________ Name: Title: A-III-5 Acknowledged by: [ ] By: ___________________________________ Name: Title: [ ] By: ___________________________________ Name: Title: NORDIC FRUIT HOLDING AB By: ___________________________________ Name: Title: TOTAL PRODUCE USA HOLDINGS INC. By: ___________________________________ Name: Title: FINANTIC LIMITED By: ___________________________________ Name: Title: DOLE FOOD COMPANY, INC. By: ___________________________________ Name: Title: DOLE PLC By: ___________________________________ Name: Title I-1 EXHIBIT I FORM FIRST LIEN INTERCREDITOR AGREEMENT [SEE ATTACHED]

FORM OF FIRST LIEN INTERCREDITOR AGREEMENT dated as of [ ], 20[ ] among COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Administrative Agent, COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Authorized Representative under the Credit Agreement, [ ], as the Initial Other Authorized Representative, [ ], as the Initial Other Collateral Agent, and each additional Authorized Representative from time to time party hereto I-2 TABLE OF CONTENTS Page ARTICLE I. DEFINITIONS .......................................................................................................... 4 SECTION 1.01 Construction; Certain Defined Terms. ........................................................... 4 ARTICLE II. PRIORITIES AND AGREEMENTS WITH RESPECT TO SHARED COLLATERAL ............................................................................................................................ 13 SECTION 2.01 Priority of Claims. ........................................................................................ 13 SECTION 2.02 Actions with Respect to Shared Collateral; Prohibition on Contesting Liens. 14 SECTION 2.03 No Interference; Payment Over; Exculpatory Provisions. ........................... 16 SECTION 2.04 Automatic Release of Liens. ........................................................................ 17 SECTION 2.05 Certain Agreements with Respect to Bankruptcy or Insolvency Proceedings. 17 SECTION 2.06 Reinstatement ............................................................................................... 19 SECTION 2.07 Insurance ...................................................................................................... 19 SECTION 2.08 Refinancings................................................................................................. 19 SECTION 2.09 Possessory Collateral Agent as Gratuitous Bailee for Perfection. ............... 19 SECTION 2.10 Amendments to First Lien Security Documents. ......................................... 20 ARTICLE III. EXISTENCE AND AMOUNTS OF LIENS AND OBLIGATIONS .................. 20 ARTICLE IV. THE APPLICABLE COLLATERAL AGENT .................................................... 21 SECTION 4.01 Authority. ..................................................................................................... 21 SECTION 4.02 Rights as a First Lien Secured Party ............................................................ 22 SECTION 4.03 Exculpatory Provisions ................................................................................ 22 ARTICLE V. MISCELLANEOUS .............................................................................................. 23 SECTION 5.01 Notices ......................................................................................................... 23 SECTION 5.02 Waivers; Amendment; Joinder Agreements. ............................................... 24 SECTION 5.03 Parties in Interest .......................................................................................... 25 SECTION 5.04 Survival of Agreement ................................................................................. 25 SECTION 5.05 Counterparts ................................................................................................. 25 SECTION 5.06 Severability .................................................................................................. 25 SECTION 5.07 Governing Law ............................................................................................ 25 SECTION 5.08 Submission to Jurisdiction ........................................................................... 25 I-3 SECTION 5.09 WAIVER OF JURY TRIAL ........................................................................ 26 SECTION 5.10 Headings....................................................................................................... 26 SECTION 5.11 Conflicts ....................................................................................................... 26 SECTION 5.12 Provisions Solely to Define Relative Rights ................................................ 26 SECTION 5.13 Integration .................................................................................................... 27 SECTION 5.14 Other First Lien Obligations. ....................................................................... 27 SECTION 5.15 Agent Capacities .......................................................................................... 28 SECTION 5.16 Foreign Collateral ........................................................................................ 28 I-4 FIRST LIEN INTERCREDITOR AGREEMENT (as amended, restated, amended and restated, modified or supplemented from time to time, this “Agreement”) dated as of [ ], 20[ ], among COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH (“Rabobank”), as collateral agent for the Credit Agreement Secured Parties (as defined below) and as Authorized Representative for the Credit Agreement Secured Parties (in such capacities and together with its successors in such capacities, the “Administrative Agent”), [ ], as Authorized Representative for the Initial Other First Lien Secured Parties (in such capacity and together with its successors in such capacity, the “Initial Other Authorized Representative”), [ ], as collateral agent for the Initial Other First Lien Secured Parties (in such capacity and together with its successors in such capacity, the “Initial Other Collateral Agent”) and each additional Authorized Representative and Collateral Agent from time to time party hereto for the Other First Lien Secured Parties of the Series with respect to which it is acting in such capacity. Reference is made to (i) the Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), certain other parties party thereto from time to time, the lenders party thereto from time to time, Rabobank, as the Pro Rata Administrative Agent and as Collateral Agent, and AGFIRST FARM CREDIT BANK, as Farm Credit Administrative Agent, and (ii) the Amended and Restated Security Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time, the “Security Agreement”), among the Collateral Agent, the Borrowers party thereto from time to time and the other parties from time to time party thereto. In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Administrative Agent (for itself and on behalf of the Credit Agreement Secured Parties), the Initial Other Authorized Representative (for itself and on behalf of the Initial Other First Lien Secured Parties), the Initial Other Collateral Agent and each additional Authorized Representative and Collateral Agent (for itself and on behalf of the Other First Lien Secured Parties of the applicable Series) agree as follows: ARTICLE I. DEFINITIONS SECTION 1.01 Construction; Certain Defined Terms.

I-5 (a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument, other document, statute or regulation herein shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, but shall not be deemed to include the subsidiaries of such Person unless express reference is made to such subsidiaries, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (v) unless otherwise expressly qualified herein, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (vi) the term “or” is not exclusive. (b) Without limiting the provisions of Section 2.03, it is the intention of the First Lien Secured Parties of each Series that the holders of First Lien Obligations of such Series (and not the First Lien Secured Parties of any other Series) bear the risk of (i) any determination by a court of competent jurisdiction that (x) any of the First Lien Obligations of such Series are unenforceable under applicable law or are subordinated to any other obligations (other than another Series of First Lien Obligations), (y) any of the First Lien Obligations of such Series do not have an enforceable security interest in any of the Collateral securing any other Series of First Lien Obligations and/or (z) any intervening security interest exists securing any other obligations (other than another Series of First Lien Obligations) on a basis ranking prior to the security interest of such Series of First Lien Obligations but junior to the security interest of any other Series of First Lien Obligations or (ii) the existence of any Collateral for any other Series of First Lien Obligations that is not Shared Collateral for such Series of First Lien Obligations (any such condition referred to in the foregoing clauses (i) or (ii) with respect to any Series of First Lien Obligations, an “Impairment” of such Series); provided that the existence of a maximum claim with respect to any real property subject to a mortgage which applies to all First Lien Obligations shall not be deemed to be an Impairment of any Series of First Lien Obligations. In the event of any Impairment with respect to any Series of First Lien Obligations, the results of such Impairment shall be borne solely by the holders of such Series of First Lien Obligations, and the rights of the holders of such Series of First Lien Obligations (including, without limitation, the right to receive distributions in respect of such Series of First Lien Obligations pursuant to Section 2.01) set forth herein shall be modified to the extent necessary so that the effects of such Impairment are borne solely by the holders of the Series of such First Lien Obligations subject to such Impairment. Additionally, in the event the First Lien Obligations of any Series are modified pursuant to applicable law (including, without limitation, pursuant to Section 1129 of the Bankruptcy Code), any reference to such First Lien Obligations or the Secured Credit Documents governing such First Lien Obligations shall refer to such obligations or such documents as so modified. I-6 (c) Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Credit Agreement. As used in this Agreement, the following terms have the meanings specified below: “Additional Senior Class Debt Collateral Agent” shall have the meaning assigned to such term in Section 5.14. “Additional Senior Class Debt” shall have the meaning assigned to such term in Section 5.14. “Additional Senior Class Debt Parties” shall have the meaning assigned to such term in Section 5.14. “Additional Senior Class Debt Representative” shall have the meaning assigned to such term in Section 5.14. “Administrative Agent” shall have the meaning assigned to such term in the introductory paragraph of this Agreement. “Agreement” shall have the meaning assigned to such term in the introductory paragraph of this Agreement. “Applicable Authorized Representative” shall mean (i) until the earlier of (x) the Discharge of Credit Agreement Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the Administrative Agent and (ii) from and after the earlier of (x) the Discharge of Credit Agreement Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the Major Non-Controlling Authorized Representative; provided, in each case, that if there shall occur one or more Non-Controlling Authorized Representative Enforcement Dates, the Applicable Authorized Representative shall be the Authorized Representative that is the Major Non-Controlling Authorized Representative in respect of the most recent Non-Controlling Authorized Representative Enforcement Date. “Applicable Collateral Agent” shall mean (i) until the earlier of (x) Discharge of Credit Agreement Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the Administrative Agent and (ii) from and after the earlier of (x) the Discharge of Credit Agreement Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the Collateral Agent for the Series of First Lien Obligations represented by the Major Non-Controlling Authorized Representative; provided, in each case, that if there shall occur one or more Non-Controlling Authorized Representative Enforcement Dates, the Applicable Collateral Agent shall be the Collateral Agent for the Series of First Lien Obligations represented by the Major Non-Controlling Authorized Representative in respect of the most recent Non- Controlling Authorized Representative Enforcement Date. “Authorized Representative” shall mean, at any time, (i) in the case of any Credit Agreement Obligations or the Credit Agreement Secured Parties, the Administrative Agent, (ii) in the case of the Initial Other First Lien Obligations or the Initial Other First Lien Secured Parties, the Initial Other Authorized Representative, and (iii) in the case of any other Series of Other First Lien Obligations or Other First Lien Secured Parties that become subject to this Agreement after I-7 the date hereof, the Authorized Representative named for such Series in the applicable Joinder Agreement. “Bankruptcy Case” shall have the meaning assigned to such term in Section 2.05(b). “Bankruptcy Code” shall mean Title 11 of the United States Code, as amended. “Bankruptcy Law” shall mean the Bankruptcy Code and any similar Federal, state or foreign law for the relief of debtors. “Collateral” shall mean all assets and properties subject to Liens granted (or purported to be granted) by any Grantor pursuant to any First Lien Security Document to secure one or more Series of First Lien Obligations. “Collateral Agent” shall mean (i) in the case of any Credit Agreement Obligations, the Administrative Agent, (ii) in the case of the Initial Other First Lien Obligations, the Initial Other Collateral Agent, and (iii) in the case of any other Series of Other First Lien Obligations that become subject to this Agreement after the date hereof, the Additional Senior Class Debt Collateral Agent named for such Series in the applicable Joinder Agreement. “Company” shall have the meaning assigned to such term in the introductory paragraph of this Agreement. “Controlling Secured Parties” shall mean (i) at any time when the Administrative Agent is the Applicable Collateral Agent, the Credit Agreement Secured Parties and (ii) at any other time, the Series of First Lien Secured Parties whose Authorized Representative is the Applicable Authorized Representative. “Credit Agreement” shall have the meaning assigned to such term in the introductory paragraph to this Agreement. “Credit Agreement Collateral Documents” shall mean the Security Agreement, the other Collateral Documents (as defined in the Credit Agreement) (other than any Non-U.S. Security Document (as defined in the Credit Agreement)) and each other agreement entered into in favor of the Administrative Agent for the purpose of securing any Credit Agreement Obligations. “Credit Agreement Documents” shall mean the Credit Agreement, each Credit Agreement Collateral Document and the other Loan Documents (as defined in the Credit Agreement) (other than any Non-U.S. Security Document (as defined in the Credit Agreement)). “Credit Agreement Obligations” shall mean all amounts owing to any party pursuant to the terms of any Credit Agreement Document, including, without limitation, all amounts in respect of any principal, premium, interest, fees, expenses (including any interest, fees, and expenses accruing subsequent to the commencement of an Insolvency or Liquidation Proceeding at the rate provided for in the Credit Agreement, whether or not such interest, fees, or expenses are allowed claims under any such proceeding or under applicable state, federal or I-8 foreign law), penalties, indemnifications, reimbursements, damages and other liabilities, and guarantees of the foregoing amounts and including, without limitation, the “Obligations” as defined in the Credit Agreement. “Credit Agreement Secured Parties” shall mean the holders of Credit Agreement Obligations, including the “Secured Parties” as defined in the Credit Agreement. “DIP Financing” shall have the meaning assigned to such term in Section 2.05(b). “DIP Financing Liens” shall have the meaning assigned to such term in Section 2.05(b). “DIP Lenders” shall have the meaning assigned to such term in Section 2.05(b). “Discharge” shall mean, with respect to any Series of First Lien Obligations, the date on which such Series of First Lien Obligations is no longer secured by Shared Collateral in accordance with the terms of the documentation governing such Series of First Lien Obligations. The term “Discharged” shall have a corresponding meaning. “Discharge of Credit Agreement Obligations” shall mean the Discharge of the Credit Agreement Obligations with respect to Shared Collateral; provided that the Discharge of Credit Agreement Obligations shall not be deemed to have occurred in connection with a Refinancing of such Credit Agreement Obligations with additional First Lien Obligations secured by Shared Collateral under an Other First Lien Document which has been designated in writing by the Administrative Agent (under the Credit Agreement so refinanced) to each Other First Lien Collateral Agent and each other Authorized Representative as the “Credit Agreement” for purposes of this Agreement. “Event of Default” shall mean an “Event of Default” (or similarly defined term) as defined in any Secured Credit Document. “Excess Other First Lien Obligations” shall have the meaning assigned to such term in the definition of Other First Lien Obligations. “First Lien Documents” shall mean, with respect to the Credit Agreement Obligations, the Credit Agreement Documents, and with respect to the Initial Other First Lien Obligations or any Series of Additional Senior Class Debt, the Other First Lien Documents. “First Lien Obligations” shall mean, collectively, (i) the Credit Agreement Obligations and (ii) each Series of Other First Lien Obligations. “First Lien Secured Parties” shall mean (i) the Credit Agreement Secured Parties and (ii) the Other First Lien Secured Parties with respect to each Series of Other First Lien Obligations. “First Lien Security Documents” shall mean, collectively, (i) the Credit Agreement Collateral Documents and (ii) the Other First Lien Security Documents.

I-9 “Grantors” shall mean the Company and each Subsidiary which has granted a security interest pursuant to any First Lien Security Document to secure any Series of First Lien Obligations. “Impairment” shall have the meaning assigned to such term in Section 1.01(b). “Initial Other Authorized Representative” shall have the meaning assigned to such term in the introductory paragraph to this Agreement. “Initial Other Collateral Agent” shall have the meaning assigned to such term in the introductory paragraph to this Agreement. “Initial Other Collateral Agreement” shall mean the [Collateral Agreement] dated as of [ ] among the Initial Other Authorized Representative and [ ]. “Initial Other First Lien Agreement” shall mean [describe the credit agreement, indenture or other document pursuant to which the Initial Other First Lien Obligations are incurred]. “Initial Other First Lien Documents” shall mean the Initial Other First Lien Agreement, the Initial Other Collateral Agreement and any security documents and other operative agreements evidencing or governing the Indebtedness thereunder, and the liens securing such Indebtedness, including any agreement entered into for the purpose of securing the Initial Other First Lien Obligations. “Initial Other First Lien Obligations” shall mean the Other First Lien Obligations pursuant to the Initial Other First Lien Agreement. “Initial Other First Lien Secured Parties” shall mean the holders of any Initial Other First Lien Obligations and the Initial Other Authorized Representative. “Insolvency or Liquidation Proceeding” shall mean: (1) any case or proceeding commenced by or against a Borrower or any other Grantor under any Bankruptcy Law, any other case or proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of a Borrower or any other Grantor, any receivership or assignment for the benefit of creditors relating to a Borrower or any other Grantor or any similar case or proceeding relative to a Borrower or any other Grantor or its creditors, as such, in each case whether or not voluntary; (2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to a Borrower or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or (3) any other case or proceeding of any type or nature in which substantially all claims of creditors of a Borrower or any other Grantor are determined and any payment or distribution is or may be made on account of such claims. I-10 “Intervening Creditor” shall have the meaning assigned to such term in Section 2.01(b). “Joinder Agreement” shall mean the document in the form of Exhibit A to this Agreement required to be delivered by an Authorized Representative to each Collateral Agent and each Authorized Representative pursuant to Section 5.14 of this Agreement in order to create an additional Series of Other First Lien Obligations or a Refinancing of any Series of First Lien Obligations and add Other First Lien Secured Parties hereunder. “Lien” shall mean any mortgage, pledge, security interest, hypothecation, assignment, lien (statutory or other) or similar encumbrance (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease in the nature thereof). “Major Non-Controlling Authorized Representative” shall mean the Authorized Representative of the Series of Other First Lien Obligations with an aggregate outstanding principal amount in excess of $25,000,000 that constitutes the largest outstanding principal amount of any then outstanding Series of First Lien Obligations; provided, however, that if there are two outstanding Series of Other First Lien Obligations which have an equal outstanding principal amount, the Series of Other First Lien Obligations with the earlier maturity date shall be considered to have the larger outstanding principal amount for purposes of this definition. “New York UCC” shall mean the Uniform Commercial Code as from time to time in effect in the State of New York. “Non-Controlling Authorized Representative” shall mean any Authorized Representative that is not the Applicable Authorized Representative at such time. “Non-Controlling Authorized Representative Enforcement Date” shall mean, with respect to any Non-Controlling Authorized Representative, the date which is 180 days (throughout which 180-day period such Non-Controlling Authorized Representative was the Major Non-Controlling Authorized Representative) after the occurrence of both (i) an Event of Default (under and as defined in the Other First Lien Documents under which such Non- Controlling Authorized Representative is the Authorized Representative) and (ii) the Applicable Collateral Agent’s and each other Collateral Agent’s and the Applicable Authorized Representative’s and each other Authorized Representative’s receipt of written notice from such Non-Controlling Authorized Representative certifying that (x) such Non-Controlling Authorized Representative is the Major Non-Controlling Authorized Representative and that an Event of Default (under and as defined in the First Lien Documents under which such Non-Controlling Authorized Representative is the Authorized Representative) has occurred and is continuing and (y) the First Lien Obligations of the Series with respect to which such Non-Controlling Authorized Representative is the Authorized Representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable Other First Lien Document; provided that the Non-Controlling Authorized Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred (1) at any time the Applicable Authorized Representative has commenced and is diligently pursuing any enforcement action with respect to any Shared Collateral or (2) at any time the Grantor that has I-11 granted a security interest in any Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any Insolvency or Liquidation Proceeding. “Non-Controlling Secured Parties” shall mean the First Lien Secured Parties which are not Controlling Secured Parties. “Other First Lien Agreement” shall mean any indenture, including the Initial Other First Lien Agreement, credit agreement (excluding the Credit Agreement) or other agreement, document or instrument, pursuant to which any Grantor has or will incur Other First Lien Obligations; provided that, in each case, the Indebtedness thereunder (other than the Initial Other First Lien Obligations) has been designated as Other First Lien Obligations pursuant to and in accordance with Section 5.14. “Other First Lien Collateral Agents” shall mean each of the Collateral Agents other than the Administrative Agent. “Other First Lien Documents” shall mean, with respect to the Initial Other First Lien Obligations or any Series of Additional Senior Class Debt, the Other First Lien Agreements, including the Initial Other First Lien Documents and the Other First Lien Security Documents and each other agreement entered into for the purpose of securing the Initial Other First Lien Obligations or any Series of Additional Senior Class Debt; provided that, in each case, the Indebtedness thereunder (other than the Initial Other First Lien Obligations) has been designated as Other First Lien Obligations pursuant to Section 5.14 hereto. “Other First Lien Obligations” shall mean all amounts owing to any Other First Lien Secured Party (including the Initial Other First Lien Secured Party) pursuant to the terms of any Other First Lien Agreement (including the Initial Other First Lien Agreement), including, without limitation, all amounts in respect of any principal, premium, interest, fees, expenses (including any interest, fees, and expenses accruing subsequent to the commencement of an Insolvency or Liquidation Proceeding at the rate provided for in the respective Other First Lien Agreement, whether or not such interest, fees, or expenses are allowed claims under any such proceeding or under applicable state, federal or foreign law), penalties, indemnifications, reimbursements, damages and other liabilities, and guarantees of the foregoing amounts; provided that the aggregate principal amount of Other First Lien Obligations in excess of the amount of Indebtedness permitted to be secured on a pari passu basis with the Credit Agreement Obligations pursuant to the Credit Agreement and any fees, interest and expenses related to such excess amount pursuant to the applicable Other First Lien Agreement (such excess amount together with the related fees, interest and expenses, the “Excess Other First Lien Obligations”) shall not constitute Other First Lien Obligations or First Lien Obligations for purposes of this Agreement. “Other First Lien Secured Party” shall mean the holders of any Other First Lien Obligations and any Authorized Representative with respect thereto and shall include the Initial Other First Lien Secured Parties. “Other First Lien Security Documents” shall mean any security agreement or any other document now existing or entered into after the date hereof that create Liens on any assets or properties of any Grantor to secure the Other First Lien Obligations. I-12 “Possessory Collateral” shall mean any Shared Collateral in the possession of the Collateral Agent (or its agents or bailees), to the extent that possession thereof perfects a Lien thereon under the Uniform Commercial Code of any jurisdiction or otherwise. Possessory Collateral includes, without limitation, any Certificated Securities, Promissory Notes, Instruments, and Chattel Paper, in each case, delivered to or in the possession of the Collateral Agent under the terms of the First Lien Security Documents. All capitalized terms used in this definition and not defined elsewhere in this Agreement have the meaning assigned to them in the New York UCC. “Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any Insolvency or Liquidation Proceeding whether or not allowed or allowable as a claim in any such Insolvency or Liquidation Proceeding. “Proceeds” shall have the meaning assigned to such term in Section 2.01(a). “Refinance” shall mean, in respect of any indebtedness, to refinance, extend, renew, defease, amend, increase, modify, supplement, restructure, refund, replace or repay, or to issue other indebtedness or enter alternative financing arrangements, in exchange or replacement for such indebtedness (in whole or in part), including by adding or replacing lenders, creditors, agents, borrowers and/or guarantors, and including in each case, but not limited to, after the original instrument giving rise to such indebtedness has been terminated and including, in each case, through any credit agreement, indenture or other agreement. “Refinanced” and “Refinancing” have correlative meanings. “Secured Credit Document” shall mean (i) the Credit Agreement and the Loan Documents (as defined in the Credit Agreement) (other than any Non-U.S. Security Document (as defined in the Credit Agreement)), (ii) the Initial Other First Lien Documents and (iii) each Other First Lien Documents. “Security Agreement” has the meaning assigned to such term in the recitals of this Agreement. “Series” shall mean (a) with respect to the First Lien Secured Parties, each of (i) the Credit Agreement Secured Parties (in their capacities as such), (ii) the Initial Other First Lien Secured Parties (in their capacities as such), and (iii) the Other First Lien Secured Parties (other than the Initial Other First Lien Secured Parties) that become subject to this Agreement after the date hereof that are represented by a common Authorized Representative (in its capacity as such for such Other First Lien Secured Parties) and (b) with respect to any First Lien Obligations, each of (i) the Credit Agreement Obligations, (ii) the Initial Other First Lien Obligations and (iii) the Other First Lien Obligations (other than the Initial Other First Lien Obligations) incurred pursuant to any Other First Lien Document, which pursuant to any Joinder Agreement, are to be represented hereunder by a common Authorized Representative (in its capacity as such for such Other First Lien Obligations). “Shared Collateral” shall mean, at any time, Collateral in which the holders of two or more Series of First Lien Obligations (or their respective Authorized Representatives or Collateral Agents on behalf of such holders) hold a valid and perfected security interest or Lien at such time. If more than two Series of First Lien Obligations are outstanding at any time and the

I-13 holders of less than all Series of First Lien Obligations hold a valid and perfected security interest or Lien in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of First Lien Obligations that hold a valid and perfected security interest or Lien in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not have a valid and perfected security interest or Lien in such Collateral at such time. ARTICLE II. PRIORITIES AND AGREEMENTS WITH RESPECT TO SHARED COLLATERAL SECTION 2.01 Priority of Claims. (a) Anything contained herein or in any of the Secured Credit Documents to the contrary notwithstanding (but subject to Section 1.01(b)), if an Event of Default has occurred and is continuing, and the Applicable Collateral Agent or any First Lien Secured Party is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any Insolvency or Liquidation Proceeding of any Grantor (including any adequate protection payments) or any First Lien Secured Party receives any payment, proceeds, or distributions pursuant to any intercreditor agreement (other than this Agreement) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation of any such Shared Collateral by any First Lien Secured Party or received by the Applicable Collateral Agent or any First Lien Secured Party pursuant to any such intercreditor agreement with respect to such Shared Collateral and proceeds of any such distribution or payments (subject, in the case of any such payments, proceeds, or distribution, to the sentence immediately following) to which the First Lien Obligations are entitled under any intercreditor agreement (other than this Agreement) (all proceeds of any sale, collection or other liquidation of any Collateral and all proceeds of any such distribution or payments being collectively referred to as “Proceeds”), shall be applied by the Applicable Collateral Agent in the following order: (i) FIRST, to the payment of all reasonable costs and expenses incurred by each Collateral Agent (in its capacity as such) in connection with such collection or sale or otherwise in connection with this Agreement, any other Secured Credit Documents or any of the First Lien Obligations, including all court costs and the reasonable fees and expenses of its agents and legal counsel, and any other reasonable costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under any other Secured Credit Documents; (ii) SECOND, subject to Section 1.01(b), to the extent Proceeds remain after the application pursuant to preceding clause (i), to the payment in full of the First Lien Obligations of each Series (the amounts so applied to be distributed among the First Lien Secured Parties pro rata in accordance with the respective amounts of the First Lien Obligations owed to them on the date of any such distribution and in accordance with the terms of the applicable Secured Credit Documents); provided that following the commencement of any Insolvency or Liquidation Proceeding of any Grantor, solely as among the holders of First Lien Obligations and solely for purposes of this clause SECOND and not any Secured Credit Documents, in the event the value of the Shared Collateral is not sufficient for the entire amount of Post-Petition Interest on the First Lien I-14 Obligations to be allowed under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding, the amount of First Lien Obligations of each Series of First Lien Obligations shall include only the maximum amount of Post-Petition Interest on the First Lien Obligations allowable under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding; and (iii) THIRD, any balance of such Proceeds remaining after the application pursuant to preceding clauses (i) and (ii), to the Grantors, their successors or assigns, or as a court of competent jurisdiction may otherwise direct. If, despite the provisions of this Section 2.01(a)(ii), any First Lien Secured Party shall receive any payment or other recovery in excess of its portion of payments on account of the First Lien Obligations to which it is then entitled in accordance with this Section 2.01(a), such First Lien Secured Party shall hold such payment or recovery in trust for the benefit of all First Lien Secured Parties for distribution in accordance with this Section 2.01(a). (b) Notwithstanding the foregoing, with respect to any Shared Collateral for which a third party (other than a First Lien Secured Party) has a lien or security interest that is junior in priority to the security interest of any Series of First Lien Obligations but senior (as determined by appropriate legal proceedings in the case of any dispute) to the security interest of any other Series of First Lien Obligations (such third party an “Intervening Creditor”), the value of any Shared Collateral or Proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Shared Collateral or Proceeds to be distributed in respect of the Series of First Lien Obligations with respect to which such Impairment exists. (c) It is acknowledged that the First Lien Obligations of any Series may, subject to the limitations set forth in the then extant Secured Credit Documents, be increased, extended, renewed, replaced, amended, restated, amended and restated, supplemented, restructured, repaid, refunded, Refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in Section 2.01(a) or the provisions of this Agreement defining the relative rights of the First Lien Secured Parties of any Series. (d) Notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing any Series of First Lien Obligations granted on the Shared Collateral and notwithstanding any provision of the Uniform Commercial Code of any jurisdiction, or any other applicable law or the Secured Credit Documents or any defect or deficiencies in the Liens securing the First Lien Obligations of any Series or any other circumstance whatsoever (but, in each case, subject to Section 1.01(b)), each First Lien Secured Party hereby agrees that the Liens securing each Series of First Lien Obligations on any Shared Collateral shall be of equal priority. SECTION 2.02 Actions with Respect to Shared Collateral; Prohibition on Contesting Liens. I-15 (a) With respect to any Shared Collateral, notwithstanding Section 2.01, only the Applicable Collateral Agent shall act or refrain from acting with respect to Shared Collateral (including with respect to any intercreditor agreement with respect to any Shared Collateral). At any time when the Administrative Agent is the Applicable Collateral Agent, no Other First Lien Secured Party shall or shall instruct any Collateral Agent to, commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, Shared Collateral (including with respect to any intercreditor agreement with respect to Shared Collateral), whether under any Other First Lien Security Document, applicable law or otherwise, it being agreed that only the Administrative Agent, acting in accordance with the Credit Agreement Collateral Documents, shall be entitled to take any such actions or exercise any remedies with respect to such Shared Collateral at such time. Notwithstanding the foregoing, (i) in any Insolvency or Liquidation Proceeding, any Collateral Agent or any other First Lien Secured Party may file a proof of claim or statement of interest with respect to the First Lien Obligations owed to such First Lien Secured Parties; (ii) any Collateral Agent or any other First Lien Secured Party may take any action to preserve or protect the validity and enforceability of the Liens granted in favor of such First Lien Secured Parties, provided that no such action is, or could reasonably be expected to be, (A) adverse to the Liens granted in favor of the Controlling Secured Parties or the rights of the Applicable Authorized Representative, Applicable Collateral Agent or any other Controlling Secured Parties to exercise remedies in respect thereof or (B) otherwise inconsistent with the terms of this Agreement; and (iii) any Collateral Agent or any other First Lien Secured Party may file any responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims or Liens of such First Lien Secured Party, including any claims secured by the Shared Collateral, in each case, to the extent not inconsistent with the terms of this Agreement. (b) With respect to any Shared Collateral at any time when any Other First Lien Collateral Agent is the Applicable Collateral Agent, (i) such Other First Lien Collateral Agent shall act only on the instructions of the Applicable Authorized Representative, (ii) such Other First Lien Collateral Agent shall not follow any instructions with respect to such Shared Collateral (including with respect to any intercreditor agreement with respect to any Shared Collateral) from any Non-Controlling Authorized Representative (or any other First Lien Secured Party other than the Applicable Authorized Representative) and (iii) no Non-Controlling Authorized Representative or other First Lien Secured Party (other than the Applicable Authorized Representative) shall, or shall instruct such Other First Lien Collateral Agent to, commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, such Shared Collateral (including with respect to any intercreditor agreement with respect to such Shared Collateral), whether under any First Lien Security Document, applicable law or otherwise, it being agreed that only such Other First Lien Collateral Agent, acting on the instructions of the Applicable Authorized Representative and in accordance with the Other First Lien Security Documents applicable to it, shall be entitled to take any such actions or exercise any such remedies with respect to such Shared Collateral. I-16 (c) Notwithstanding the equal priority of the Liens on the Shared Collateral securing each Series of First Lien Obligations, the Applicable Collateral Agent (acting on the instructions of the Applicable Authorized Representative) may deal with the Shared Collateral as if such Applicable Collateral Agent had a senior and exclusive Lien on such Collateral. No Non- Controlling Authorized Representative or Non-Controlling Secured Party will contest, protest or object to any foreclosure proceeding or action brought by the Applicable Collateral Agent, the Applicable Authorized Representative or the Controlling Secured Party or any other exercise by the Applicable Collateral Agent, the Applicable Authorized Representative or the Controlling Secured Party of any rights and remedies relating to the Shared Collateral, or to cause the Applicable Collateral Agent to do so. The foregoing shall not be construed to limit the rights and priorities of any First Lien Secured Party, the Applicable Collateral Agent or any Authorized Representative with respect to any Collateral not constituting Shared Collateral. (d) Each of the First Lien Secured Parties agrees that it will not (and hereby waives any right to) question or contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity, attachment or enforceability of a Lien held by or on behalf of any of the First Lien Secured Parties in all or any part of the Collateral, or the provisions of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of any Collateral Agent or any Authorized Representative to enforce this Agreement. SECTION 2.03 No Interference; Payment Over; Exculpatory Provisions. (a) Except, in each case, with respect to any Excess Other First Lien Obligations or any Security Document or Lien securing the Excess Other First Lien Obligations, to the extent of such Excess Other First Lien Obligations, each First Lien Secured Party agrees that (i) it will not challenge or question or support any other Person in challenging or questioning, in any proceeding (including any Insolvency or Liquidation Proceeding) the validity or enforceability of any First Lien Obligations of any Series or any First Lien Security Document or the validity, attachment, perfection or priority of any Lien under any First Lien Security Document or the validity or enforceability of the priorities, rights or duties established by or other provisions of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of any First Lien Secured Party from challenging or questioning the validity or enforceability of any First Lien Obligations constituting unmatured interest or the validity of any Lien relating thereto pursuant to Section 502(b)(2) of the Bankruptcy Code (or any equivalent provision of other applicable Bankruptcy Law); (ii) it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Shared Collateral by the Applicable Collateral Agent, (iii) except as provided in Section 2.02, it shall have no right to (A) direct the Applicable Collateral Agent or any other First Lien Secured Party to exercise any right, remedy or power with respect to any Shared Collateral (including pursuant to any intercreditor agreement) or (B) consent to the exercise by the Applicable Collateral Agent or any other First Lien Secured Party of any right, remedy or power with respect to any Shared Collateral, (iv) it will not institute any suit or assert in any suit, Insolvency or Liquidation Proceeding, or other proceeding any claim against the Applicable Collateral Agent or any other First Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, (v) it will not seek, and hereby waives any right, to have any

I-17 Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral and (vi) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of any of the Applicable Collateral Agent or any other First Lien Secured Party to enforce this Agreement. (b) Each First Lien Secured Party hereby agrees that if it shall obtain possession of any Shared Collateral or shall realize any proceeds or payment in respect of any such Shared Collateral, pursuant to any First Lien Security Document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the Discharge of each of the First Lien Obligations, then it shall hold such Shared Collateral, proceeds or payment in trust for the other First Lien Secured Parties having a security interest in such Shared Collateral and promptly transfer any such Shared Collateral, proceeds or payment, as the case may be, to the Applicable Collateral Agent for such Shared Collateral, to be distributed by such Applicable Collateral Agent in accordance with the provisions of Section 2.01(a) hereof. (c) None of the Applicable Collateral Agent, any Applicable Authorized Representative or any other First Lien Secured Party shall be liable for any action taken or omitted to be taken by the Applicable Collateral Agent, such Applicable Authorized Representative or other First Lien Secured Party with respect to any Shared Collateral in accordance with the provisions of this Agreement. SECTION 2.04 Automatic Release of Liens. (a) If, at any time any Shared Collateral is sold or transferred to a third party or otherwise disposed of, in each case, in connection with any enforcement of remedies by the Applicable Collateral Agent in accordance with the provisions of this Agreement, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Liens in favor of the other Collateral Agents for the benefit of each Series of First Lien Secured Parties upon such Shared Collateral will automatically be released and discharged in connection with the completion of such sale, transfer, or disposition; provided that any proceeds of any Shared Collateral realized therefrom shall be applied pursuant to Section 2.01 hereof. (b) Each Collateral Agent and each Authorized Representative agrees to execute and deliver (at the sole cost and expense of the Grantors) all such authorizations and other instruments as shall reasonably be requested by the Applicable Collateral Agent to evidence and confirm any release of Shared Collateral provided for in this Section. SECTION 2.05 Certain Agreements with Respect to Bankruptcy or Insolvency Proceedings. (a) This Agreement shall continue in full force and effect notwithstanding the commencement of any Insolvency or Liquidation Proceeding, including any proceeding under the Bankruptcy Code or any other Bankruptcy Law by or against any Grantor or any of its subsidiaries. All references to “Grantor” shall include any Grantor as debtor and debtor in possession (and any I-18 receiver, trustee, or other estate representative for such Grantor, as the case may be) in any Insolvency or Liquidation Proceeding. (b) If any Grantor shall become subject to a case (a “Bankruptcy Case”) under the Bankruptcy Code or other applicable Bankruptcy Law and shall, as debtor(s)-in-possession, move for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code (or any equivalent provision of any other Bankruptcy Law) and/or the use of cash collateral under Section 363 of the Bankruptcy Code (or any equivalent provision of any other Bankruptcy Law), each First Lien Secured Party (other than any Controlling Secured Party or any Authorized Representative of any Controlling Secured Party) agrees that it will raise no objection to any such financing or to the Liens on the Shared Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral that constitutes Shared Collateral, unless a majority in interest of the Controlling Secured Parties (or such greater amount as is necessary to take action under the applicable Loan Document or Other First Lien Documents), or an Authorized Representative of any Controlling Secured Party, shall then oppose or object to such DIP Financing or such DIP Financing Liens and/or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Shared Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Shared Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First Lien Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Shared Collateral granted to secure the First Lien Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Shared Collateral as set forth herein), in each case so long as (A) the First Lien Secured Parties of each Series retain the benefit of their Liens on all such Shared Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other First Lien Secured Parties (other than any Liens of the First Lien Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the Bankruptcy Case, (B) other than as provided in Section 5.16, the First Lien Secured Parties of each Series are granted Liens on any additional or replacement collateral pledged to any First Lien Secured Parties as adequate protection or otherwise in connection with such DIP Financing and/or use of cash collateral, with the same priority vis-a-vis the First Lien Secured Parties as set forth in this Agreement (other than any Liens of the First Lien Secured Parties constituting DIP Financing Liens), (C) if any amount of such DIP Financing and/or cash collateral is applied to repay any of the First Lien Obligations, such amount is applied pursuant to Section 2.01(a) of this Agreement, and (D) if any First Lien Secured Parties are granted adequate protection with respect to the First Lien Obligations subject hereto, including in the form of periodic payments, in connection with such DIP Financing and/or use of cash collateral, the proceeds of such adequate protection are applied pursuant to Section 2.01(a) of this Agreement; provided that the First Lien Secured Parties of each Series shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the First Lien Secured Parties of such Series or its Authorized Representative that shall not constitute Shared Collateral; and provided further that the First Lien Secured Parties receiving adequate protection shall not object to any other First Lien Secured Party receiving adequate protection comparable to any adequate protection granted to such First Lien Secured Parties in connection with a DIP Financing and/or use of cash collateral. I-19 SECTION 2.06 Reinstatement. In the event that any of the First Lien Obligations shall be paid in full and such payment or any part thereof shall subsequently, for whatever reason (including an order or judgment for disgorgement or avoidance of a preference or fraudulent transfer under the Bankruptcy Code, any other Bankruptcy Law, or any similar law, or the settlement of any claim in respect thereof), be required to be returned or repaid, the terms and conditions of this Article II shall be fully applicable thereto until all such First Lien Obligations shall again have been paid in full in cash. SECTION 2.07 Insurance. As between the First Lien Secured Parties, the Applicable Collateral Agent (acting at the direction of the Applicable Authorized Representative), shall have the right to adjust or settle any insurance policy or claim covering or constituting Shared Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Shared Collateral. SECTION 2.08 Refinancings. The First Lien Obligations of any Series may be Refinanced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the Refinancing transaction under any Secured Credit Document) of any First Lien Secured Party of any other Series, all without affecting the priorities provided for herein or the other provisions hereof; provided that the Authorized Representative of the holders of any such Refinancing indebtedness shall have executed a Joinder Agreement on behalf of the holders of such Refinancing indebtedness. SECTION 2.09 Possessory Collateral Agent as Gratuitous Bailee for Perfection. (a) The Possessory Collateral shall be delivered to the Administrative Agent and the Administrative Agent agrees to hold any Shared Collateral constituting Possessory Collateral that is part of the Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee for the benefit of and on behalf of each other First Lien Secured Party and any assignee solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First Lien Security Documents, in each case, subject to the terms and conditions of this Section 2.09; provided that at any time the Administrative Agent is not the Applicable Collateral Agent, the Administrative Agent shall, at the request of the Applicable Collateral Agent, promptly deliver all Possessory Collateral to the Applicable Collateral Agent together with any necessary endorsements (or otherwise allow the Applicable Collateral Agent to obtain control of such Possessory Collateral). The Company shall take such further action as is required to effectuate the transfer contemplated hereby and shall indemnify each Collateral Agent for loss or damage suffered by such Collateral Agent as a result of such transfer except for loss or damage suffered by such Collateral Agent as a result of its own willful misconduct or gross negligence as determined by a final, non-appealable judgment of a court of competent jurisdiction. (b) Each Collateral Agent agrees to hold any Shared Collateral constituting Possessory Collateral, from time to time in its possession, as gratuitous bailee for the benefit of and on behalf of each other First Lien Secured Party and any assignee, solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the I-20 applicable First Lien Security Documents, in each case, subject to the terms and conditions of this Section 2.09. (c) The duties or responsibilities of each Collateral Agent under this Section 2.09 shall be limited solely to holding any Shared Collateral constituting Possessory Collateral as gratuitous bailee for the benefit of each other First Lien Secured Party for purposes of perfecting the Lien held by such First Lien Secured Parties therein. SECTION 2.10 Amendments to First Lien Security Documents. (a) Without the prior written consent of the Administrative Agent, each Other First Lien Collateral Agent agrees that no Other First Lien Security Document may be amended, supplemented or otherwise modified or entered into to the extent such amendment, supplement or modification, or the terms of any new Other First Lien Security Document would be prohibited by, or would require any Grantor to act or refrain from acting in a manner that would violate, any of the terms of this Agreement. (b) Without the prior written consent of each Other First Lien Collateral Agent, the Administrative Agent agrees that no Credit Agreement Collateral Document may be amended, supplemented or otherwise modified or entered into to the extent such amendment, supplement or modification, or the terms of any new Credit Agreement Collateral Document would be prohibited by, or would require any Grantor to act or refrain from acting in a manner that would violate, any of the terms of this Agreement. (c) In determining whether an amendment to any First Lien Security Document is permitted by this Section 2.10, each Collateral Agent may conclusively rely on an officer’s certificate of the Company stating that such amendment is permitted by this Section 2.10. ARTICLE III. EXISTENCE AND AMOUNTS OF LIENS AND OBLIGATIONS Whenever a Collateral Agent or any Authorized Representative shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any First Lien Obligations of any Series, or the Shared Collateral subject to any Lien securing the First Lien Obligations of any Series, it may request that such information be furnished to it in writing by each other Authorized Representative or Collateral Agent and shall be entitled to make such determination or not make any determination on the basis of the information so furnished; provided, however, that if an Authorized Representative or a Collateral Agent shall fail or refuse reasonably promptly to provide the requested information, the requesting Collateral Agent or Authorized Representative shall be entitled to make any such determination or not make any determination by such method as it may, in the exercise of its good faith judgment, determine, including by reliance upon a certificate of the Company. Each Collateral Agent and each Authorized Representative may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction)

I-21 and shall have no liability to any Grantor, any First Lien Secured Party or any other person as a result of such determination. ARTICLE IV. THE APPLICABLE COLLATERAL AGENT SECTION 4.01 Authority. (a) Notwithstanding any other provision of this Agreement (including Section 2.09), nothing herein shall be construed to impose any fiduciary or other duty on any Applicable Collateral Agent to any Non-Controlling Secured Party or give any Non-Controlling Secured Party the right to direct any Applicable Collateral Agent, except that each Applicable Collateral Agent shall be obligated to distribute proceeds of any Shared Collateral in accordance with Section 2.01 hereof. Each of the First Lien Secured Parties hereby irrevocably appoints and authorizes the Applicable Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Applicable Collateral Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto. Without limiting the foregoing, each of the First Lien Secured Parties, and each Authorized Representative, hereby agrees to provide such cooperation and assistance as may be reasonably requested by the Applicable Collateral Agent to facilitate and effect actions taken or intended to be taken by the Applicable Collateral Agent pursuant to this Article IV, such cooperation to include execution and delivery of notices, instruments and other documents as are reasonably deemed necessary by the Applicable Collateral Agent to effect such actions, and joining in any action, motion or proceeding initiated by the Collateral Agent for such purposes. (b) In furtherance of the foregoing, each Non-Controlling Secured Party acknowledges and agrees that the Applicable Collateral Agent shall be entitled, for the benefit of the First Lien Secured Parties, to sell, transfer or otherwise dispose of or deal with any Shared Collateral as provided herein and in the First Lien Security Documents, as applicable, for which the Applicable Collateral Agent is the collateral agent of such Shared Collateral, without regard to any rights to which the Non-Controlling Secured Parties would otherwise be entitled as a result of the First Lien Obligations held by such Non-Controlling Secured Parties. Without limiting the foregoing, each Non-Controlling Secured Party agrees that none of the Applicable Collateral Agent, the Applicable Authorized Representative or any other First Lien Secured Party shall have any duty or obligation first to marshal or realize upon any type of Shared Collateral (or any other Collateral securing any of the First Lien Obligations), or to sell, dispose of or otherwise liquidate all or any portion of such Shared Collateral (or any other Collateral securing any First Lien Obligations), in any manner that would maximize the return to the Non-Controlling Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Non-Controlling Secured Parties from such realization, sale, disposition or liquidation. Each of the First Lien Secured Parties waives any claim it may now or hereafter have against any Collateral Agent or the Authorized Representative of any other Series of First Lien Obligations or any other First Lien Secured Party of any other Series arising out of (i) any actions which any Collateral Agent, Authorized Representative or the First Lien Secured Parties take or omit to take (including, actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the I-22 foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the First Lien Obligations from any account debtor, guarantor or any other party) in accordance with the First Lien Security Documents or any other agreement related thereto or to the collection of the First Lien Obligations or the valuation, use, protection or release of any security for the First Lien Obligations, (ii) any election by any Applicable Authorized Representative or any holders of First Lien Obligations, in any Insolvency or Liquidation Proceeding, of the application of Section 1111(b) of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law or (iii) subject to Section 2.05, any borrowing by, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law, by the Company or any of its Subsidiaries, as debtor-in-possession. SECTION 4.02 Rights as a First Lien Secured Party. The Person serving as the Applicable Collateral Agent hereunder shall have the same rights and powers in its capacity as a First Lien Secured Party under any Series of First Lien Obligations that it holds as any other First Lien Secured Party of such Series and may exercise the same as though it were not the Applicable Collateral Agent and the term “First Lien Secured Party” or “First Lien Secured Parties” or, as applicable, “Credit Agreement Secured Party”, “Credit Agreement Secured Parties,” “Additional First Lien Secured Party” or “Additional First Lien Secured Parties” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Applicable Collateral Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Grantors or any Subsidiary or other Affiliate thereof as if such Person were not the Applicable Collateral Agent hereunder and without any duty to account therefor to any other First Lien Secured Party. SECTION 4.03 Exculpatory Provisions. The Applicable Collateral Agent, acting in its capacity as the Applicable Collateral Agent, shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, the Applicable Collateral Agent: (i) shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing; (ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby and as are reasonably incidental thereto; provided that the Applicable Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Applicable Collateral Agent to liability or that is contrary to this Agreement or applicable law; (iii) shall not, except as expressly set forth herein, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a Grantor or any of its Subsidiaries or Affiliates that is communicated to or obtained by the Person serving as the Applicable Collateral Agent or any of its Affiliates in any capacity; I-23 (iv) shall not be liable for any action taken or not taken by it (1) in the absence of its own gross negligence or willful misconduct or (2) in good faith in reliance on a certificate of an authorized officer of the Company stating that such action is permitted by the terms of this Agreement. The Applicable Collateral Agent shall be deemed not to have knowledge of any Event of Default under any Series of First Lien Obligations unless and until notice describing such Event Default and referencing the applicable agreement is given to or by the Applicable Collateral Agent; (v) shall not be responsible for or have any duty to ascertain or inquire into (1) any statement, warranty or representation made in or in connection with this Agreement, (2) the contents of any certificate, report or other document delivered hereunder or in connection herewith, (3) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or the occurrence of any Default or Event of Default, (4) the validity, enforceability, effectiveness or genuineness of this Agreement, (5) the value or the sufficiency of any Collateral for any Series of First Lien Obligations, or (6) the satisfaction of any condition set forth in any Secured Credit Document, other than to confirm receipt of items expressly required to be delivered to the Applicable Collateral Agent; and (vi) need not segregate money held hereunder from other funds except to the extent required by applicable law or expressly provided for herein or in any Secured Credit Document. The Applicable Collateral Agent shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing. ARTICLE V. MISCELLANEOUS SECTION 5.01 Notices. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows: (a) if to the Administrative Agent, to it at: COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH 245 Park Avenue New York, New York 11067 Attention: Punam Gambhir Ann McDonough Telephone (212) 574-7327 (212) 574-7346 Telecopier: (914) 304-9327 (201) 499-5328 I-24 Electronic Mail: fm.am.syndicatedloans@rabobank.com Punam.Gambhir@rabobank.com Ann.McDonough@rabobank.com (b) if to the Initial Other Collateral Agent, to it at: [address] Attention: [ ] Telephone: [ ] Telecopier: [ ] Electronic Mail: [ ] (c) if to any other Authorized Representative or Collateral Agent, to it at the address set forth in the applicable Joinder Agreement. Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt (if a Business Day) and on the next Business Day thereafter (in all other cases) if delivered by hand or overnight courier service or sent by telecopy or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 5.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 5.01. As agreed to in writing among each Collateral Agent and each Authorized Representative from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable person provided from time to time by such person. SECTION 5.02 Waivers; Amendment; Joinder Agreements. (a) No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances. (b) Neither this Agreement nor any provision hereof may be terminated, waived, amended or modified (other than pursuant to any Joinder Agreement) except pursuant to an agreement or agreements in writing entered into by each Authorized Representative and each Collateral Agent (and with respect to any such termination, waiver, amendment or modification to Section 2.10 or which otherwise by the terms of this Agreement requires the Company’s consent or which increases the obligations or reduces the rights of the Company or any other Grantor, with

I-25 the consent of the Company); provided that the Collateral Agent and each Authorized Representative agree to promptly notify the Company of any amendment hereto. (c) Notwithstanding the foregoing, without the consent of any First Lien Secured Party, any Authorized Representative may become a party hereto by execution and delivery of a Joinder Agreement in accordance with Section 5.14 of this Agreement and upon such execution and delivery, such Authorized Representative and the Other First Lien Secured Parties and Other First Lien Obligations of the Series for which such Authorized Representative is acting shall be subject to the terms hereof and the terms of the Other First Lien Security Documents applicable thereto. (d) Notwithstanding the foregoing, without the consent of any other Authorized Representative or First Lien Secured Party, the Collateral Agents may effect amendments and modifications to this Agreement to the extent necessary to reflect any incurrence of any Other First Lien Obligations in compliance with the Credit Agreement and the other Secured Credit Documents. SECTION 5.03 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, as well as the other First Lien Secured Parties, all of whom are intended to be bound by, and to be third party beneficiaries of, this Agreement. SECTION 5.04 Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement. SECTION 5.05 Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall be deemed a single contract. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement. SECTION 5.06 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions. SECTION 5.07 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York. SECTION 5.08 Submission to Jurisdiction; Waivers. Each Collateral Agent and each Authorized Representative, on behalf of itself and the First Lien Secured Parties of the Series for whom it is acting, irrevocably and unconditionally: I-26 (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the First Lien Security Documents, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the state and federal courts located in New York County and appellate courts from any thereof; (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person (or its Authorized Representative) at the address referred to in Section 5.01; (d) agrees that nothing herein shall affect the right of any other party hereto (or any First Lien Secured Party) to effect service of process in any other manner permitted by law or shall limit the right of any party hereto (or any First Lien Secured Party) to sue in any other jurisdiction; and (e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 5.08 any special, exemplary, punitive or consequential damages. SECTION 5.09 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.09. SECTION 5.10 Headings. Article, Section and Annex headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement. SECTION 5.11 Conflicts. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any of the other Secured Credit Documents or First Lien Security Documents, with respect to (x) the priority of the Liens and security interests or (y) the right to exercise any remedies with respect to any Shared Collateral, the provisions of this Agreement shall control. SECTION 5.12 Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the I-27 First Lien Secured Parties in relation to one another. None of the Company, any other Grantor or any other creditor thereof shall have any rights or obligations hereunder, except as expressly provided in this Agreement and none of the Company or any other Grantor may rely on the terms hereof (other than Sections 2.04, 2.05, 2.08, 2.09, 2.10 and Article V). Nothing in this Agreement is intended to or shall impair the obligations of any Grantor, which are absolute and unconditional, to pay the First Lien Obligations as and when the same shall become due and payable in accordance with their terms. SECTION 5.13 Integration. This Agreement together with the other Secured Credit Documents and the First Lien Security Documents represents the agreement of each of the Grantors and the First Lien Secured Parties with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by any Grantor, the Administrative Agent, any or any other First Lien Secured Party relative to the subject matter hereof not expressly set forth or referred to herein or in the other Secured Credit Documents or the First Lien Security Documents. SECTION 5.14 Other First Lien Obligations. To the extent, but only to the extent not prohibited by the provisions of the then extant Credit Agreement and the Other First Lien Documents, the Company and the other Grantors may incur additional indebtedness after the date hereof that is permitted by the then extant Credit Agreement and the Other First Lien Documents to be incurred and secured on an equal and ratable basis with the liens securing the Credit Agreement Obligations and the Other First Lien Obligations (such indebtedness referred to as “Additional Senior Class Debt”). Any such Additional Senior Class Debt may be secured by a Lien on a ratable basis, in each case under and pursuant to the Other First Lien Documents, if and subject to the condition that the Collateral Agent and Authorized Representative of any such Additional Senior Class Debt (an “Additional Senior Class Debt Collateral Agent” and an “Additional Senior Class Debt Representative,” respectively), acting on behalf of the holders of such Additional Senior Class Debt (such Additional Senior Class Debt Collateral Agent, Additional Senior Class Debt Representative and holders in respect of any Additional Senior Class Debt being referred to as the “Additional Senior Class Debt Parties”), becomes a party to this Agreement by satisfying the conditions set forth in clauses (i) through (iv) of the immediately succeeding paragraph. In order for an Additional Senior Class Debt Representative and Additional Senior Class Debt Collateral Agent to become a party to this Agreement, (i) such Additional Senior Class Debt Representative, such Additional Senior Class Debt Collateral Agent, each Collateral Agent, each Authorized Representative and each Grantor shall have executed and delivered an instrument substantially in the form of Exhibit A (with such changes as may be reasonably approved by each Collateral Agent and such Additional Senior Class Debt Representative) pursuant to which such Additional Senior Class Debt Representative becomes an Authorized Representative hereunder, and such Additional Senior Class Debt Collateral Agent becomes a Collateral Agent hereunder, and the Additional Senior Class Debt in respect of which such Additional Senior Class Debt Representative is the Authorized Representative and the related Additional Senior Class Debt Parties become subject hereto and bound hereby; I-28 (ii) the Company shall have (x) delivered to each Collateral Agent true and complete copies of each of the Other First Lien Documents relating to such Additional Senior Class Debt, certified as being true and correct by a Responsible Officer of the Company and (y) identified in a certificate of an authorized officer the obligations to be designated as Other First Lien Obligations and the initial aggregate principal amount or face amount thereof; (iii) all First Lien Security Documents, filings and recordations necessary or desirable in the reasonable judgment of the Additional Senior Class Debt Collateral Agent to create and perfect the Liens securing the relevant obligations relating to such Additional Senior Class Debt shall have been made, executed and/or delivered (or, with respect to any such filings or recordations, acceptable provisions to perform such filings or recordings have been taken in the reasonable judgment of the Additional Senior Class Debt Collateral Agent), and all fees and taxes in connection therewith shall have been paid (or acceptable provisions to make such payments have been taken in the reasonable judgment of the Additional Senior Class Debt Collateral Agent); and (iv) the Other First Lien Documents, as applicable, relating to such Additional Senior Class Debt shall provide, in a manner reasonably satisfactory to each Collateral Agent, that each Additional Senior Class Debt Party with respect to such Additional Senior Class Debt will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Additional Senior Class Debt. Upon the execution and delivery of a Joinder Agreement by an Additional Senior Class Debt Representative and an Additional Senior Class Debt Collateral Agent in accordance with this Section 5.14, each other Authorized Representative and Collateral Agent shall acknowledge such execution and delivery thereof, subject to the terms of this Section 5.14. SECTION 5.15 Agent Capacities. Except as expressly provided herein, Coöperatieve Rabobank U.A., New York Branch is acting in the capacity of Administrative Agent solely for the Credit Agreement Secured Parties. Except as expressly provided herein, the Initial Other Authorized Representative and the Initial Other Collateral Agent is acting in the capacity of a collateral agent and authorized representative solely for the Initial Other First Lien Secured Parties. SECTION 5.16 Foreign Collateral. For avoidance of doubt, it is understood and agreed that various Non-U.S. Subsidiaries of the Company have granted security interests in certain of their property securing the Credit Agreement Obligations, and that as of the date of this Agreement, no such security interests have been provided by any Non-U.S. Subsidiary to secure any Other First Lien Obligations (including the Initial Other First Lien Obligations) and nothing in this Agreement shall grant or imply the grant of any Liens or other security interest in such assets in favor of any First Lien Secured Parties (other than the Credit Agreement Secured Parties) to secure any First Lien Obligations (other than the Credit Agreement Obligations). It is understood and agreed by all parties hereto that this Agreement does not apply to any security interests granted by any Non-U.S. Subsidiary, and any assets or property pledged by any Non-U.S. Subsidiary to secure (or which are subject to a Lien to secure) any Credit Agreement Obligations. No Non-U.S. Subsidiary shall constitute a Grantor hereunder or be bound by the provisions hereof.

I-29 [Remainder of this page intentionally left blank] I-30 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first above written. COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Administrative Agent By: Name: Title: [________________________], as Initial Other Collateral Agent By: Name: Title: [_________________________], as Initial Other Authorized Representative By: Name: Title: I-31 CONSENT OF GRANTORS Dated: Reference is made to the First Lien Intercreditor Agreement dated as of the date hereof between Coöperatieve Rabobank U.A., New York Branch, as Administrative Agent, [ ], as Initial Other Authorized Representative, and [ ], as Initial Other Collateral Agent, as the same may be amended, restated, amended and restated, supplemented, waived, or otherwise modified from time to time (the “Intercreditor Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement. The Company has read the foregoing Intercreditor Agreement and consents thereto. The Company agrees that it will not, and will cause each of the other Grantors to not, take any action that would be contrary to the express provisions of the foregoing Intercreditor Agreement, agrees to abide by the requirements expressly applicable to it under the foregoing Intercreditor Agreement and agrees that, except as otherwise provided therein, no First Lien Secured Party shall have any liability to any Grantor for acting in accordance with the provisions of the foregoing Intercreditor Agreement. The Company confirms on behalf of each Grantor that the foregoing Intercreditor Agreement is for the sole benefit of the First Lien Secured Parties and their respective successors and assigns, and that no Grantor is an intended beneficiary or third-party beneficiary thereof except to the extent otherwise expressly provided therein. Notwithstanding anything to the contrary in the Intercreditor Agreement or provided herein, each party to the Intercreditor Agreement agrees that the Company and the other Grantors shall not have any right to consent to or approve any amendment, modification or waiver of any provision of the Intercreditor Agreement except to the extent their rights or obligations are adversely affected (in which case the Company shall have the right to consent to or approve any such amendment, modification or waiver). Without limitation to the foregoing, the Company agrees to take, and to cause each other Grantor to take, such further action and to execute and deliver such additional documents and instruments (in recordable form, if requested) as the Applicable Collateral Agent may reasonably request to effectuate the terms of and the lien priorities contemplated by the Intercreditor Agreement. This Consent shall be governed and construed in accordance with the laws of the State of New York. Notices delivered to the Company pursuant to this Consent shall be delivered in accordance with the notice provisions set forth in the Intercreditor Agreement. I-32 IN WITNESS HEREOF, this Consent is hereby executed by each of the Grantors as of the date first written above. DOLE FOOD COMPANY, INC. By: Name: Title: TOTAL PRODUCE USA HOLDINGS INC. By: Name: Title: NORDIC FRUIT HOLDING AB By: Name: Title: FINANTIC LIMITED By: Name: Title: DOLE PLC By: Name: Title: [ ] By: Name: Title:

I-33 Exhibit A to First Lien Intercreditor Agreement [FORM OF] JOINDER NO. [ ] dated as of [ ], 20[ ] (the “Joinder Agreement”) to the FIRST LIEN INTERCREDITOR AGREEMENT dated as of [ ], [ ], (the “First Lien Intercreditor Agreement”), among COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Administrative Agent, [ ], as Initial Other Authorized Representative, and [ ], as Initial Other Collateral Agent, and the additional Authorized Representatives from time to time a party thereto.1 A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the First Lien Intercreditor Agreement. B. As a condition to the ability of the Company and the other Grantors to incur Other First Lien Obligations and to secure such Additional Senior Class Debt with the liens and security interests created by the Other First Lien Security Documents, the Additional Senior Class Debt Representative in respect of such Additional Senior Class Debt is required to become an Authorized Representative, and the Additional Senior Class Debt Collateral Agent is required to become a Collateral Agent, and such Additional Senior Class Debt and the Additional Senior Class Debt Parties in respect thereof are required to become subject to and bound by, the First Lien Intercreditor Agreement. Section 5.14 of the First Lien Intercreditor Agreement provides that such Additional Senior Class Debt Representative may become an Authorized Representative, such Additional Senior Class Debt Collateral Agent may become a Collateral Agent, and such Additional Senior Class Debt and such Additional Senior Class Debt Parties may become subject to and bound by, the First Lien Intercreditor Agreement, pursuant to the execution and delivery by the Additional Senior Class Debt Representative of an instrument in the form of this Joinder and the satisfaction of the other conditions set forth in Section 5.14 of the First Lien Intercreditor Agreement. The undersigned Additional Senior Class Debt Representative (the “New Representative”) and Additional Senior Class Debt Collateral Agent (the “New Collateral Agent”) are executing this Joinder Agreement in accordance with the requirements of the First Lien Intercreditor Agreement and the First Lien Security Documents. Accordingly, the New Representative and the New Collateral Agent agree as follows: SECTION 1. In accordance with Section 5.14 of the First Lien Intercreditor Agreement, the New Representative and the New Collateral Agent by their signatures below become an Authorized Representative and a Collateral Agent, respectively, under, and the related Additional Senior Class Debt and Additional Senior Class Debt Parties become subject to and bound by, the First Lien Intercreditor Agreement with the same force and effect as if the New Representative and New Collateral Agent had originally been named therein as an Authorized Representative or a Collateral Agent, respectively, and the New Representative and the New Collateral Agent, on their behalf and on behalf of such Additional Senior Class Debt Parties, hereby agree to all the terms and provisions of the First Lien Intercreditor Agreement applicable 1 In the event of the Refinancing of the Credit Agreement Obligations, this Joinder will be revised to reflect joinder by a new Administrative Agent. I-34 to them as Authorized Representative and Collateral Agent, respectively, and to the Additional Senior Class Debt Parties that they represent as Other First Lien Secured Parties. Each reference to an “Authorized Representative” in the First Lien Intercreditor Agreement shall be deemed to include the New Representative, and each reference to a “Collateral Agent” in the First Lien Intercreditor Agreement shall be deemed to include the New Collateral Agent. The First Lien Intercreditor Agreement is hereby incorporated herein by reference. SECTION 2. Each of the New Representative and New Collateral Agent represent and warrant to each Collateral Agent, each Authorized Representative and the other First Lien Secured Parties, individually, that (i) it has full power and authority to enter into this Joinder Agreement, in its capacity as [agent] [trustee], (ii) this Joinder Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, and (iii) the Other First Lien Documents relating to such Additional Senior Class Debt provide that, upon the New Representative’s and the New Collateral Agent’s entry into this Joinder Agreement, the Additional Senior Class Debt Parties in respect of such Additional Senior Class Debt will be subject to and bound by the provisions of the First Lien Intercreditor Agreement as Other First Lien Secured Parties. SECTION 3. This Joinder Agreement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Joinder Agreement shall become effective when each Collateral Agent shall have received a counterpart of this Joinder Agreement that bears the signatures of the New Representative and the New Collateral Agent. Delivery of an executed signature page to this Joinder Agreement by facsimile transmission shall be effective as delivery of a manually signed counterpart of this Joinder Agreement. SECTION 4. Except as expressly supplemented hereby, the First Lien Intercreditor Agreement shall remain in full force and effect. SECTION 5. THIS JOINDER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. SECTION 6. In case any one or more of the provisions contained in this Joinder Agreement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the First Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions. SECTION 7. All communications and notices hereunder shall be in writing and given as provided in Section 5.01 of the First Lien Intercreditor Agreement. All communications I-35 and notices hereunder to the New Representative and the New Collateral Agent shall be given to them at their respective addresses set forth below their signatures hereto. SECTION 8. The Company agrees to reimburse each Collateral Agent and each Authorized Representative for its reasonable out-of-pocket expenses in connection with this Joinder Agreement, including the reasonable fees, other charges and disbursements of counsel. I-36 IN WITNESS WHEREOF, the New Representative and New Collateral Agent have duly executed this Joinder Agreement to the First Lien Intercreditor Agreement as of the day and year first above written. [NAME OF NEW REPRESENTATIVE], as [ ] for the holders of [ ], By: Name: Title: Address for notices: attention of: Telecopy: [NAME OF NEW COLLATERAL AGENT], as [ ] for the holders of [ ], By: Name: Title: Address for notices: attention of: Telecopy:

I-37 Acknowledged by: COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as Administrative Agent By: Name: Title: [ ], as Initial Other Collateral Agent By: Name: Title: [ ], as Initial Other Authorized Representative By: Name: Title: J-1-1 EXHIBIT J-1 nishe [FORM OF] U.S. TAX CERTIFICATE (For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes) Reference is made to that certain Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement”), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), the Lenders from time to time party thereto, Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and as Collateral Agent, and AgFirst Farm Credit Bank, as Farm Credit Administrative Agent. Unless otherwise defined herein, terms defined in the Agreement and used herein shall have the respective meanings given to them in the Agreement. Pursuant to the provisions of Section 2.16(f) of the Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of an applicable U.S. Borrower within the meaning of Section 871(h)(3)(B) of the Code, (iv) it is not a controlled foreign corporation related to an applicable U.S. Borrower as described in Section 881(c)(3)(C) of the Code and (v) no payments under any Loan Documents are effectively connected with its conduct of a U.S. trade or business. The undersigned has furnished the applicable Administrative Agent and the Company with a certificate of its non-U.S. Person status on IRS Form W-8BEN- E or W-8BEN, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, or if a lapse in time or change in circumstances renders the information on this certificate obsolete, expired or inaccurate in any respect, the undersigned shall promptly so inform the Company and the applicable Administrative Agent in writing and deliver promptly to the Company and the applicable Administrative Agent an updated certificate or other appropriate documentation (including any new documentation reasonably requested by the Company or the applicable Administrative Agent) or promptly notify the Company and the applicable Administrative Agent in writing of its legal ineligibility to do so and (2) the undersigned shall have at all times fur d the Company and the applicable Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments. [NAME OF LENDER] By: Name: Title: Date: __, 20[ ] J-2-1 EXHIBIT J-2 [FORM OF] U.S. TAX CERTIFICATE (For Non-U.S. Participants That Are Partnerships For U.S. Federal Income Tax Purposes) Reference is made to that certain Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement”), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), the Lenders from time to time party thereto, Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and as Collateral Agent, and AgFirst Farm Bank, as Farm Credit Administrative Agent. Unless otherwise defined herein, terms defined in the Agreement and used herein shall have the respective meanings given to them in the Agreement. Pursuant to the provisions of Section 2.16(f) of the Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) neither the undersigned nor any of its direct or indirect partners/members that is claiming the portfolio interest exemption on behalf of itself or any of its beneficial owners is a bank within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members that is claiming the portfolio interest exemption is a ten percent shareholder of an applicable U.S. Borrower within the meaning of Section 871(h)(3)(B) of the Code, (v) none of its direct or indirect partners/members that is claiming the portfolio interest exemption is a controlled foreign corporation related to an applicable U.S. Borrower as described in Section 881(c)(3)(C) of the Code and (vi) no payments under any Loan Documents are effectively connected with the conduct of a U.S. trade or business by the undersigned or any of its direct or indirect partners/members that is claiming the portfolio interest exemption on behalf of itself or any of its beneficial owners. The undersigned has furnished its participating Lender with IRS Form W- 8IMY accompanied by one of the following forms from each of its direct or indirect partners/members that is claiming the portfolio interest exemption on behalf of itself or any of its beneficial owners: an IRS Form W-8BEN, IRS Form W-8BEN- E or IRS Form W-8IMY. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, or if a lapse in time or change in circumstances renders the information on this certificate obsolete, expired or inaccurate in any respect, the undersigned shall promptly so inform such Lender in writing and deliver promptly to the participating Lender an updated certificate or other appropriate documentation (including any new documentation reasonably requested by the participating Lender) or promptly notify the participating Lender in writing of its legal ineligibility to do so and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments. [NAME OF PARTICIPANT] By: Name: Title: Date: , 20[ ] J-3-1 EXHIBIT J-3 [FORM OF] U.S. TAX CERTIFICATE (For Non-U.S. Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes) Reference is made to that certain Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement”), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), the Lenders from time to time party thereto, Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and as Collateral Agent, and AgFirst Farm Credit Bank, as Farm Credit Administrative Agent. Unless otherwise defined herein, terms defined in the Agreement and used herein shall have the respective meanings given to them in the Agreement. Pursuant to the provisions of Section 2.16(f) of the Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of an applicable U.S. Borrower within the meaning of Section 871(h)(3)(B) of the Code, (iv) it is not a controlled foreign corporation related to an applicable U.S. Borrower as described in Section 881(c)(3)(C) of the Code and (v) no payments under any Loan Documents are effectively connected with its conduct of a U.S. trade or business. The undersigned has furnished its participating Lender with a certificate of its non- U.S. Person status on IRS Form W-8BEN-E or W-8BEN, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, or if a lapse in time or change in circumstances renders the information on this certificate obsolete, expired or inaccurate in any respect, the undersigned shall promptly so inform such Lender in writing and deliver promptly to the participating Lender an updated certificate or other appropriate documentation (including any new documentation reasonably requested by the participating Lender) or promptly notify the participating Lender in writing of its legal ineligibility to do so and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments. [NAME OF PARTICIPANT] By: Name: Title: Date: , 20[ ] EXHIBIT J-4 [FORM OF] U.S. TAX CERTIFICATE (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes) Reference is made to that Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement”), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), the Lenders from time to time party thereto, Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and as Collateral Agent, and AgFirst Farm Credit Bank, as Farm Credit Administrative Agent. Unless otherwise defined herein, terms defined in the Agreement and used herein shall have the respective meanings given to them in the Agreement. Pursuant to the provisions of Section 2.16(f) of the Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any note(s) evidencing such Loan(s)), (iii) neither the undersigned nor any of its direct or indirect partners/ members that is claiming the portfolio interest exemption on behalf of itself or any of its beneficial owners is a bank within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members that is claiming the portfolio interest exemption is a ten percent shareholder of an applicable U.S. Borrower within the meaning of Section 871(h)(3)(B) of the Code, (v) none of its direct or indirect partners/members that is claiming the portfolio interest exemption is a controlled foreign corporation related to applicable U.S. Borrower as described in Section 881(c)(3)(C) of the Code and (vi) no payments under any Loan Documents are effectively connected with the conduct of a U.S. trade or business by the undersigned or any of its direct or indirect partners/members that is claiming the portfolio interest exemption on behalf of itself or any of its beneficial owners. The undersigned has furnished the applicable Administrative Agent and the Company with IRS Form W-8IMY accompanied by one of the following forms from each of its direct or indirect partners/members that is claiming the portfolio interest exemption on behalJf -of 4-1itself or any of its beneficial owners: an IRS Form

J-4-2 W-8BEN, IRS Form W-8BEN-E or IRS Form W-8IMY (accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption), as applicable (or any successor form). By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, or if a lapse in time or change in circumstances renders the information on this certificate obsolete, expired or inaccurate in any respect, the undersigned shall promptly so inform the Company and the applicable Administrative Agent in writing and deliver promptly to the Company and the applicable Administrative Agent an updated certificate or other appropriate documentation (including any new documentation reasonably requested by the Company or the applicable Administrative Agent) or promptly notify the Company and the applicable Administrative Agent in writing of its legal ineligibility to do so and (2) the undersigned shall have at all times furnished the Company and the applicable Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments. [NAME OF PARTICIPANT] By: Name: Title: Date: , 20[ ] EXHIBIT K FORM OF BORROWER JOINDER [SEE ATTACHED] K-2 FORM OF BORROWER JOINDER TO CREDIT AGREEMENT This Joinder (this “Joinder”) to that certain Credit Agreement (as defined herein) is made as of [ ], 20[__], by [ ], a [ ] (the “Additional Borrower”). W I T N E S S E T H: A. Reference is made to that certain Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Credit Agreement;” the terms defined therein being used herein as therein defined), among NORDIC FRUIT HOLDING AB, a privat aktiebolag organized under the laws of Sweden (“Nordic Fruit”), TOTAL PRODUCE USA HOLDINGS INC., a Delaware corporation (“TP US Holdings”), FINANTIC LIMITED, a private company limited by shares, incorporated under the laws of Ireland with registration number: 692022 (“Finco”), DOLE FOOD COMPANY, INC., a North Carolina corporation (“DFC”), DOLE PLC, a public limited company, incorporated under the laws of Ireland with registration number: 606201 (the “Company,” and, together with Nordic Fruit, TP US Holdings, Finco and DFC, the “Borrowers”), the Lenders from time to time party thereto, Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and as Collateral Agent, and AgFirst Farm Credit Bank, as Farm Credit Administrative Agent. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. B. The Additional Borrower shall deliver to each Administrative Agent an Assumption Agreement in the form of Annex 1 to the Guarantee Agreement (the “Guarantee Joinder”), pursuant to which such Additional Borrower shall confirm its Guaranty. C. Subject to the limitations and exceptions set forth in the Loan Documents, with respect to such Additional Borrower that is a U.S. Subsidiary, such Additional Borrower shall deliver to the Collateral Agent a supplement to the U.S. Security Agreement (and each Copyright Security Agreement, Trademark Security Agreement and Patent Security Agreement required thereby), Mortgages (if applicable), a counterpart to any Intercreditor Agreement (if applicable) and such other security agreements and documents, in each case as reasonably requested by the Collateral Agent and required pursuant to Section 5.09 or Section 5.13 of the Credit Agreement or the Collateral and Guarantee Requirement. D. Subject to the limitations and exceptions set forth in the Loan Documents and the Agreed Security Principles, with respect to such Additional Borrower that is a Non-U.S. Subsidiary, such Additional Borrower shall deliver to the Collateral Agent any applicable Non- U.S. Security Document (or any joinder to any existing Non-U.S. Security Document), as reasonably requested by the Collateral Agent and required to be delivered pursuant to Section 5.09 or Section 5.13 of the Credit Agreement or the Collateral and Guarantee Requirement. E. The Additional Borrower desires to become a party to, and bound by the terms of, the Credit Agreement and the other Loan Documents as a Borrower under the Revolving Facility thereunder. K-3 NOW, THEREFORE, the Additional Borrower hereby agrees as follows: 1. Joinder and Assumption of Obligations. Effective as of the date of this Joinder, the Additional Borrower hereby acknowledges that it has received and reviewed a copy of the Credit Agreement, and hereby: a. joins in the execution of, and becomes a party to, the Credit Agreement as a Borrower under the Revolving Facility thereunder, as indicated by its signature below; b. covenants and agrees to be bound by all covenants, agreements, liabilities and acknowledgments of each Borrower under the Credit Agreement and the other Loan Documents to which each Borrower is a party, in each case, with the same force and effect as if the Additional Borrower was a signatory to the Credit Agreement and such other Loan Documents and was expressly named as a Borrower under the Revolving Facility therein; and c. assumes and agrees to perform all applicable duties and Obligations of a Borrower under the Revolving Facility under the Credit Agreement and such other Loan Documents. 2. Representations and Warranties. The Additional Borrower hereby makes as of the date hereof (except where any representation and warranty is expressly made as of a specific earlier date, such representation and warranty shall be made as of any such earlier date) all representations, warranties and other statements of each Borrower under the Credit Agreement and the other Loan Documents to which each Borrower is a party, in each case, with the same force and effect as if the Additional Borrower was a signatory to the Credit Agreement and such other Loan Documents and was expressly named as a Borrower therein. 3. Conditions Precedent to Effectiveness. This Joinder shall not be effective until each of the following conditions precedent have been fulfilled: a. each Administrative Agent shall have received a counterpart of this Joinder executed by the Additional Borrower; and b. each Administrative Agent shall have received a certificate signed by a Responsible Officer of the Company to the effect that, subject to the limitations and exceptions set forth in the Loan Documents and the Agreed Security Principles, the applicable provisions of Section 5.09(a) of the Credit Agreement have been satisfied with respect to the Additional Borrower. 4. Miscellaneous. a. Delivery of an executed counterpart of a signature page of this Joinder by facsimile, emailed pdf. or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Joinder. The words “execution,” “signed,” “signature,” and

K-4 words of like import in this Joinder or any Loan Document shall be deemed to include Electronic Signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that nothing herein shall require the Administrative Agent to accept electronic signatures in any form or format without its prior consent. b. The provisions of this Joinder shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. c. Any determination that any provision of this Joinder or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Joinder. d. THIS JOINDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. [SIGNATURE PAGES FOLLOW] IN WITNESS WHEREOF, the undersigned has caused this Joinder to be duly executed and delivered by its proper and duly authorized officer as of the date set forth above. ADDITIONAL BORROWER: [ ] By: Name: Title: L-1 EXHIBIT L FORM OF SOLVENCY CERTIFICATE May 1, 2025 This Solvency Certificate (this “Solvency Certificate”) is delivered in connection with the Amended and Restated Credit Agreement, dated as of May 1, 2025 (as amended, supplemented, restated, replaced or otherwise modified from time to time, the “Credit Agreement”), among Dole plc (the “Company”), the subsidiaries of the Company party thereto from time to time, the lenders party thereto from time to time, Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and as Collateral Agent, and AgFirst Farm Credit Bank, as Farm Credit Administrative Agent. Capitalized terms used herein that are defined in the Credit Agreement are used herein as so defined. I am the duly qualified and acting Finance Director of the Company and solely in such capacity and not in an individual capacity (and without personal liability), I certify as of the date hereof that: 1. On the Closing Date, after giving effect to the Transactions, the Company and its Restricted Subsidiaries, on a consolidated basis, are Solvent. 2. As used herein “Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they become absolute and matured and (d) such Person is not engaged in any business, as conducted on such date and as proposed to be conducted following such date, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. [SIGNATURE PAGE FOLLOWS] L-2 IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above. DOLE PLC By: Name: Title: